Form 20-F
period 2024-03-31
Foremost Lithium Resource & Technology Ltd.
filed 2024-07-01
CIK 1935418

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to _________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

Commission file number 001-41769

Foremost Lithium Resource & Technology Ltd.
(Exact name of the Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

750 West Pender Street, Suite 250 Vancouver, British Columbia V7Y 1K3 Canada
(Address of principal executive offices)

Jason Barnard Tel: (604) 330-8067 Email: jason.barnard@foremostlithium.com 750 West Pender Street, Suite 250 Vancouver, British Columbia V7Y 1K3 Canada
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, no par value	FMST	The Nasdaq Stock Market, LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 5,208,009 Common Shares, no par value per share, as of March 31, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes         ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes         ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes         ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes         ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer
☒ Emerging Growth Company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ US GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17         ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes         ☒ No

Annual Report on Form 20-F
Year Ended March 31, 2024

TABLE OF CONTENTS

i

CERTAIN INFORMATION

As used in this Annual Report on Form 20-F (the “Annual Report”), unless otherwise indicated or the context otherwise requires, references to

●	“we,” “Foremost Lithium,” “Foremost” “us,” “our,” “the Company,” or “our company,” are to Foremost Lithium Resource and Technology Ltd., including its subsidiaries;

●	“common shares” are to our common shares, no par value; and

●	“NASDAQ” are to the Nasdaq Capital Market.

In this Annual Report on Form 20-F, references to “Canada” are to Canada and its provinces and territories. References to “U.S.” or “United States” refers to the United States of America. References to “$,” “USD,” “dollars,” “USD$” or “U.S. dollars” are to the legal currency of the United States and references to “C$,” or “Canadian dollar” are to the legal currency of Canada.

Solely for the convenience of the reader, this Annual Report on Form 20-F contains translations of certain Canadian dollar amounts into U.S. dollars at specified rates. Except as otherwise stated in this Annual Report on Form 20-F, all translations from Canadian dollar to U.S. dollars are based on the closing rate of C$1.3574 per $1.00 for cable transfers of Canadian dollars, as certified by Bank of Canada on March 31, 2024. The noon buying rate for Canadian dollar was $1.3574 per US$1.00. No representation is made that such Canadian dollar amounts referred to in this Annual Report on Form 20-F could have been or could be converted into U.S. dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

The audited consolidated financial statements and notes thereto as of and for fiscal 2024, 2023 and 2022 included elsewhere in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards, or IFRS. Our fiscal year end is March 31.

Share Consolidation (“Reverse Split”)

On July 5, 2023, we filed a Certificate of Amendment to our Articles of Incorporation (the “Amendment”) to effect a reverse stock split of our issued and outstanding common shares at a ratio of 1-for-50 (the “Share Consolidation”). All shares, warrants and stock options in the financial statements are on post-consolidated basis.

On August 22, 2023, we began trading on NASDAQ under the symbols FMST and FMSTW.

FORWARD-LOOKING STATEMENTS

This Annual Report contains many statements that are “forward-looking” and uses forward-looking terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “ought to,” “plan,” “possible,” “potentially,” “predicts,” “project,” “should,” “will,” “would,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date of this Annual Report, any or all of those assumptions could prove to be inaccurate. As a result, the forward-looking statements based on those assumptions could also be incorrect. The forward-looking statements in this Annual Report include, without limitation, statements relating to:

●	our goals and strategies;

●	expectations regarding revenue, expenses and operations;

●	our having sufficient working capital and be able to secure additional funding necessary for the continued exploration of our property interests;

●	expectations regarding the potential mineralization, geological merit and economic feasibility of our projects;

●	expectations regarding exploration results at the Lithium Lane Properties (as defined herein);

●	mineral exploration and exploration program cost estimates;

●

expectations regarding any environmental issues that may affect planned or future exploration programs and the potential impact of complying with existing and proposed environmental laws and regulations;

●	receipt and timing of exploration permits and other third-party approvals;

●	government regulation of mineral exploration and development operations;

●	expectations regarding any social or local community issues that may affected planned or future exploration and development programs;

●	key personnel continuing their employment with us; and

●	our geographically diverse management.

The forward-looking statements included in this Annual Report are subject to known and unknown risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors, some of which are described under the headings “Risk Factors”, “Operating and Financial Review and Prospects,” “Information on our Company” and elsewhere in this Annual Report. Such risks and uncertainties are not exhaustive. Other sections of this Annual Report include additional factors which could adversely impact our business and financial performance. The forward-looking statements contained in this Annual Report speak only as of the date of this Annual Report or, if obtained from third-party studies or reports, the date of the corresponding study or report, and are expressly qualified in their entirety by the cautionary statements in this Annual Report. Since we operate in an emerging and evolving environment and new risk factors and uncertainties emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as otherwise required by the securities laws of the United States, we undertake no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

You should carefully consider all of the information in this report, including various changing regulatory, competitive, economic, political and social risks and conditions described below, before making an investment in our common shares. One or more of a combination of these risks could materially impact our business, results of operations and financial condition. In any such case, the market price of our common shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We have a limited operating history and have not yet generated any revenues.

Our limited operating history makes evaluating our business and prospects difficult and may increase the risk of your investment. We were formed in 2005 and we have not yet begun commercial mining of lithium. To date, we have no revenues. We are in the exploration stage of our development with the potential to establish commercial operations still unknown and we do not expect to start generating revenues until 2026, at the earliest. We intend to proceed with the development of the Lithium Lane Properties through economic and technical studies such as preliminary economic assessments (“PEAs”) and preliminary feasibility studies (“PFSs”) and, provided the results are positive, through to a Feasibility Study and mine development. We intend to derive substantial revenues from becoming a strategic supplier of SC6 to producers of battery-grade lithium hydroxide (“LiOH”) that supply the growing electric vehicle (“EV”) and battery storage markets. Our planned exploration and development of mineral resources, primarily lithium, will require significant investment prior to commercial introduction and may never be successfully developed or commercially successful. The demand for lithium is dependent on consumer adoption of electric vehicles, especially in the North American market. Fluctuations affect pricing of the commodity and could affect the commercial feasibility to bring our product into future production.

Our consolidated financial statements have been prepared on a going concern basis and our financial status creates a doubt about whether we will continue as a going concern.

Our consolidated financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. Our future operations are dependent upon the identification and successful completion of equity or debt financing and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that we will be successful in completing an equity or debt financing or in achieving or maintaining profitability. The consolidated financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should we be unable to continue as a going concern.

If we do not obtain additional financing, our business may be at risk, or the execution of our business plan may be delayed.

We have limited assets upon which to commence our business operations and to rely otherwise. As of March 31, 2024, we had cash of $998,262 (US$736,725) and during the years ended March 31, 2024 and 2023, we had a net loss of $4,472,170 (US$3,300,494) and income of $956,578 (US$705,962), we will need to seek additional funds in the future through debt financings or strategic alliances with third parties, either alone or in combination with equity financings to complete our lithium exploration initiatives. Additional funding will be needed to implement our business plan that includes various expenses such as continuing our mining exploration program, legal, operational set-up, general and administrative, marketing, employee salaries and other related start-up expenses. Obtaining additional funding will be subject to various factors, including general market conditions, investor acceptance of our business plan and ongoing results from our exploration efforts. These financings could result in substantial dilution to the holders of our common shares or require contractual or other restrictions on our operations or on alternatives that may be available to us. If we raise additional funds by issuing debt securities, these debt securities could impose significant restrictions on our operations. Any such required financing may not be available in amounts or on terms acceptable to us, and the failure to procure such required financing could have a material and adverse effect on our business, financial condition, and results of operations, or threaten our ability to continue as a going concern.

We may not be able to acquire additional funds on acceptable terms, or at all. If we are unable to raise adequate funds, we may have to delay, reduce the scope of or eliminate some or all our planned exploration programs. If we do not have, or are not able to obtain, sufficient funds, we may be required to delay further exploration, development, or commercialization of our expected mineral resources, if and when verified. We also may have to reduce the resources devoted to our mining efforts or cease operations. Any of these factors could harm our operating results.

Our business is subject to operational risks that are generally outside of our control and could adversely affect our business.

Mineral mining sites, like the sites where our Lithium Lane Properties are located, by their nature are subject to many operational risks and factors that are generally outside of our control and could adversely affect our business, operating results, and cash flows. These operational risks and factors include the following:

●	unanticipated ground and water conditions.

●	adverse claims to water rights and shortages of water to which we have rights.

●	adjacent land ownership that results in constraints on current or future operations.

●	geological problems, including earthquakes and other natural disasters.

●	metallurgical and other processing problems.

●	the occurrence of unusual weather or operating conditions and other force majeure events.

●	lower than expected ore grades or recovery rates.

●	accidents.

●	delays in the receipt of or failure to receive necessary government permits.

●	the results of litigation, including appeals of agency decisions.

●	uncertainty of exploration and development.

●	delays in transportation.

●	interruption of energy supply.

●	labor disputes or labor shortages.

●	inability to obtain satisfactory insurance coverage; and

●	the failure of equipment or processes to operate in accordance with specifications or expectations.

Any one or more of these factors or other risks could cause us not to realize the anticipated benefits from our properties and could have a material adverse effect on our financial condition.

All of our business activities are now in the exploration stage and there can be no assurance that our exploration efforts will result in the commercial development of a lithium mine.

All our operations are at the exploration stage and there is no guarantee that any such activity will result in commercial production of lithium mineral deposits. Very limited drilling has been conducted on our Lithium Lane Properties to date, which makes the extrapolation of an S-K 1300 compliant indicated or inferred resource, to an S-K 1300 probable or proven reserve and to commercial viability impossible without further drilling. We intend to engage in that additional exploratory drilling with proceeds from this offering, but we can provide no assurance of future success from our planned additional drilling program. The exploration for lithium deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish proven mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration programs planned by us, or any future development programs will result in a profitable commercial mining operation. There is no assurance that our mineral exploration activities will result in any discoveries of commercial quantities of lithium. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. Whether a mineral deposit will be commercially viable depends on several factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted. Our long-term profitability will be in part directly related to the cost and success of our exploration programs and any subsequent development programs.

Our mineral resources may be significantly lower than expected.

We are in the exploration stage and our planned principal operations have not commenced. While we have declared an inferred mineral resource on our Zoro Property, inferred mineral resources have a great degree of uncertainty and cannot form the basis of a mineral reserve. There can be no assurance that our inferred mineral resources will ever be upgraded to a higher category of mineral resources. There is currently no commercial production on the Lithium Lane Properties, and we have not yet completed a PFS or Feasibility Study on any of our properties. You should not rely on the S-K 1300 Report as an indication that we will have successful commercial operations in the future. Even if we prove reserves on the Lithium Lane Properties, we cannot guarantee that we will be able to develop and market them, or that such production will be profitable.

Any inferred resource figures presented in this prospectus are estimates from the written reports of technical personnel and mining consultants who were contracted to assess the mining prospects. Resource estimates are a function of geological and engineering analyses that require us to forecast production costs, recoveries, and metals prices. The accuracy of such estimates depends on the quality of available data and of engineering and geological interpretation, judgment, and experience. Estimated inferred lithium resources may not be upgraded to measured or indicated or to probable or proved reserves, and any reserves may not be realized in actual production and our operating results may be negatively affected by inaccurate estimates. Additionally, resource estimates do not determine the economics of a mining project and even if an economic assessment is produced, we cannot guarantee that it will reflect positive economics for our mining resources or that we will be able to execute our plans to create an economically viable mining operation.

Our mineral resources described in our most recent S-K 1300 compliant inferred mineral resource report are only estimates and no assurance can be given that the anticipated tonnages and grades will be achieved, or that the indicated level of recovery will be realized.

We intend to continue exploration on our Lithium Lane Properties, and we may or may not acquire additional interests in other mineral properties. The search for mineral deposits as a business is extremely risky. We can provide investors with no assurance that exploration on our current properties, or any other property that we may acquire, will establish that any commercially exploitable quantities of mineral deposits exist. Additional potential problems may prevent us from discovering any mineral deposits. These potential problems include unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. If we are unable to establish the presence of viable lithium mineral deposits on our properties, our ability to fund future exploration activities will be impeded, we will not be able to operate profitably, and investors may lose all their investment in our company.

We have no history of mineral production.

We are an exploration stage company and have no history of mining or refining mineral products from our properties. As such, any future revenues and profits are uncertain. There can be no assurance that our Lithium Lane Properties will be successfully placed into production, produce minerals in commercial quantities or otherwise generate operating earnings. Advancing projects from the exploration stage into development and commercial production requires significant capital and time and will be subject to further technical studies, permitting requirements and construction of mines, processing plants, roads and related works and infrastructure. We will continue to incur losses until mining-related operations successfully reach commercial production levels and generate sufficient revenue to fund continuing operations. There is no certainty that we will generate revenue from any source, operate profitably or provide a return on investment in the future.

Lithium mining and production is relatively new to the Province of Manitoba and the Snow Lake area.

If lithium resources on the Lithium Lane Properties are proven, we intend to work towards entering the production stage of our operations. This means that the processing of our spodumene will be conducted through a fully electrified process not using any fossil fuels to generate the electrical power needed to run our operations. Lithium mining and processing the pore to spodumene has occurred at the Tanco Mine located northeast of Winnipeg. Locating the necessary experts and work force that are familiar with and trained in this mining process may be a challenge and our success may be hindered by the lack of historical familiarity with the processes and challenges faced in lithium mining and production.

Mineral exploration and development are subject to extraordinary operating risks. We currently do not insure against these risks. In the event of a cave-in or similar occurrence, our liability may exceed our resources, which could have an adverse impact on us.

Exploration and mining operations generally involve a degree of risk. Our operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of rare earth metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life and damage to property and environmental damage, all of which may result in possible legal liability. Although we expect that adequate precautions to minimize risk will be taken, mining operations are subject to hazards such as fire, rock falls, geo-mechanical issues, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability. The occurrence of any of these events could result in a prolonged interruption of our operations that would have a material adverse effect on our business, financial condition, results of operations and prospects. Further, although we have adequate coverage for our employees and ensure that all our vendors, consultants and suppliers have adequate coverage for their employees, we are required by law to compensate employees for work-related injuries and failure to make adequate provisions for our workers’ compensation liabilities could harm our future operating results.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of a mineral deposit may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral resources and reserves, to develop metallurgical processes and to construct mining and processing facilities and infrastructure at a particular site. It is impossible to ensure that the exploration or development programs planned by us will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on several factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices that are highly cyclical, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in our company not receiving an adequate return on invested capital. There is no certainty that the expenditures made towards the search and evaluation of mineral deposits will result in the discovery of mineral resources or the development of commercial quantities of mineral reserves.

Our development projects have no operating history upon which to base estimates of future capital and operating costs. Mineral resource and reserve estimates and estimate of operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of capital and operating costs based upon anticipated tonnage and grades to be mined and processed, ground conditions, the configuration of the deposit, expected recovery rates of minerals from ore, estimated operating costs, and other factors. As a result, actual production, cash operating costs and economic returns could differ significantly from those estimated.

There are numerous risks associated with the development of the Lithium Lane Properties.

Our future success will largely depend upon our ability to successfully explore, develop, and manage the Lithium Lane Properties. Our success is dependent upon management’s ability to implement our strategy, to develop the project and to maintain ongoing lithium production from the mines that we expect to develop.

Development of the Lithium Lane Properties could be delayed, experience interruptions, incur increased costs or be unable to complete due to several factors, including but not limited to:

●	changes in the regulatory environment including environmental compliance requirements;

●	non-performance by third party consultants and contractors;

●	inability to attract and retain a sufficient number of qualified workers;

●

unforeseen escalation in anticipated costs of exploration and development, or delays in construction, or adverse currency movements resulting in insufficient funds being available to complete planned exploration and development;

●	increases in extraction costs including energy, material and labor costs;

●	lack of availability of mining equipment and other exploration services;

●	shortages or delays in obtaining critical mining and processing equipment;

●	catastrophic events such as fires, storms or explosions;

●	the breakdown or failure of equipment or processes;

●	construction, procurement and/or performance of the processing plant and ancillary operations falling below expected levels of output or efficiency;

●	civil unrest in and/or around the mine site and supply routes, which would adversely affect the community support of our operations;

●	changes to anticipated levels of taxes and imposed royalties; and/or

●	a material and prolonged deterioration in lithium market conditions, resulting in material price erosion.

It is not uncommon for new mining developments to experience these factors during their exploration or development stages or during construction, commissioning, and production start-up, or indeed for such projects to fail as a result of one or more of these factors occurring to a material extent. There can be no assurance that we will complete the various stages of exploration and development necessary in order to achieve our strategy in the timeframe pre-determined by us or at all. Any of these factors may have a material adverse effect on our business, results of operations and activities, financial condition, and prospects.

We do not insure against all of the risks we face in our operations.

In general, where coverage is available and not prohibitively expensive relative to the perceived risk, we maintain insurance against such risk, subject to exclusions and limitations. We currently maintain insurance against certain risks including securities and general commercial liability claims and certain physical assets used in our operations, subject to exclusions and limitations; however, we do not maintain insurance to cover all the potential risks and hazards associated with our operations. We may be subject to liability for environmental, pollution or other hazards associated with our exploration, pre-extraction, and extraction activities, which we may not be insured against, which may exceed the limits of our insurance coverage or which we may elect not to insure against because of high premiums or other reasons. Furthermore, we cannot provide assurance that any insurance coverage we currently have will continue to be available at reasonable premiums or that such insurance will adequately cover any resulting liability.

Changes in technology and future demand may result in an adverse effect on our results of operation.

Currently lithium is a key metal used in batteries, including those used in electric vehicles. However, the technology pertaining to batteries, electric vehicles and energy creation and storage is changing rapidly and there is no assurance lithium will continue to be used to the same degree as it is now, or that it will be used at all. Any decline in the use of lithium -ion batteries or technologies utilizing such batteries may result in a material and adverse effect on our future profitability, results of operation and financial condition.

Our business operations are exposed to a high degree of risk associated with the mining industry.

Our business operations are exposed to a high degree of risk inherent in the mining sector. Risks which may occur during the exploration and development of mineral resources include environmental hazards, industrial accidents, equipment failure, import/customs delays, shortage or delays in installing and commissioning plant and equipment, metallurgical and other processing problems, seismic activity, unusual or unexpected formations, formation pressures, rock bursts, wall failure, cave ins or slides, burst dam banks, flooding, fires, explosions, power outages, opposition with respect to mining activities from individuals, communities, governmental agencies and non-governmental organizations, interruption to or the increase in costs of services, cave-ins and interruption due to inclement or hazardous weather conditions.

Commencement of mining can also reveal mineralization or geologic formations, including higher than expected content of other minerals that can be difficult to separate from rare earth metals, which can result in unexpectedly low recovery rates.

Such occurrences could cause damage to, or destruction of properties, personal injury or death, environmental damage, pollution, delays, increased production costs, monetary losses, and potential legal liabilities. Moreover, these factors may result in a mineral deposit, which has been mined profitably in the past to become unprofitable. They are also applicable to sites not yet in production and to expanded operations. Successful mining operations will be reliant upon the availability of processing and refining facilities and secure transportation infrastructure at the rate of duty over which we may have limited or no control. Any liabilities that we incur for these risks and hazards could be significant and the costs of rectifying the hazard may exceed our asset value.

Infrastructure required to carry on our business may be affected by unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure.

Exploitation of the Lithium Lane Properties will depend to a significant degree on adequate infrastructure. While developing our expected operations, assuming our exploration efforts will be successful, we may need to construct and support the construction of infrastructure, which includes permanent gas pipelines, water supplies, power, transport and logistics services which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure or any failure or unavailability in such infrastructure could materially adversely affect our operations, financial condition, and results of operations.

We may receive negative conclusions from further economic assessments.

The net proceeds from this offering will be used to, among other things, fund further exploration on the Lithium Lane Properties and for the continuation of the exploration work to establish the economic potential of the Lithium Lane Properties. Until such time as any further economic assessment is concluded, uncertainty will exist as to the economic viability of the Lithium Lane Properties. If any further economic assessments have negative conclusions, investors may lose some or all their investment.

We may not be able to obtain or renew licenses or permits that are necessary for our operations.

In the ordinary course of business, we will be required to obtain and renew governmental licenses or permits for exploration, development, construction, and commencement of mining at the Lithium Lane Properties. Obtaining or renewing the necessary governmental licenses or permits is a complex and time-consuming process involving public hearings and costly undertakings on the part of our company. The duration and success of our efforts to obtain and renew licenses or permits are contingent upon many variables not within our control, including the interpretation of applicable requirements implemented by the licensing and/or permitting authorities. We may not be able to obtain or renew licenses or permits that are necessary to our operations, including, without limitation, an exploitation license, or the cost to obtain or renew licenses or permits may exceed what we believe we can recover from the Lithium Lane Properties. Any unexpected delays or costs associated with the licensing or permitting process could delay the development or impede the operation of a mine, which could adversely impact our operations and profitability.

The Lithium Lane Properties may face indigenous land claims.

The Lithium Lane Properties may now or in the future be the subject of indigenous land claims. The legal nature of land claims is a matter of considerable complexity. The impact of any such claim on our ownership interest in the Lithium Lane Properties cannot be predicted with any degree of certainty and no assurance can be given that a broad recognition of indigenous rights in the area in which the Lithium Lane Properties is located, by way of a negotiated settlement or judicial pronouncement, would not have an adverse effect on our operations. Even in the absence of such recognition, we may at some point be required to negotiate with and seek the approval of holders of such interests to facilitate exploration and development work on the Lithium Lane Properties, there is no assurance that we will be able to establish a practical working relationship with the indigenous groups in the area which would allow is to ultimately develop the Lithium Lane Properties.

Opposition to our mining and business activities could disrupt our business.

In recent years, governmental and non-governmental agencies, individuals, communities and courts have become more vocal and active with respect to their opposition to certain mining and business activities. This opposition may take on forms such as road blockades, applications for injunctions seeking work stoppages, refusals to grant access to lands or to sell lands on commercially viable terms, lawsuits for damages or to revoke or modify licenses and permits, issuances of unfavorable laws and regulations, and other rulings that could be contrary to our interests. In addition, these actions can occur in response to our activities or the activities of other unrelated entities. Opposition to our mining and business activities is beyond our control. Any such opposition may disrupt our business and may result in increased costs, which could have a material adverse effect on our business and financial condition

Volatility in lithium prices and lithium demand may make it commercially unfeasible for us to develop our Lithium Lane Properties.

The development of our Lithium Lane Properties is dependent on the continued growth of the lithium market, and the continued increased demand for lithium chemicals by emerging producers of electric vehicles and other users of Lithium-ion batteries. These producers and the related technologies are still under development and a continued sustained increase in demand is not certain. To the extent that such demand does not manifest itself, and the lithium market does not continue to grow, or existing producers increase supply to satisfy this demand, then our ability to develop our Lithium Lane Properties will be adversely affected. Our lithium exploration and development activities may be significantly adversely affected by volatility in the price of lithium. Mineral prices fluctuate widely and are affected by numerous factors beyond our control such as global and regional supply and demand, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, and the political and economic conditions of mineral-producing countries throughout the world. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in our lithium activities not producing an adequate return on invested capital to be profitable or viable.

There can be no guarantee that our interest in the Lithium Lane Properties is free from any title defects.

We believe we have taken reasonable steps to ensure proper title to the Lithium Lane Properties exists. However, there can be no guarantee that our interest in the Lithium Lane Properties is free from any title defects, as title to mineral rights involves certain intrinsic risks due to the potential problems arising from the unclear conveyance history characteristic of many mining projects. There is also the risk that material contracts between us and relevant government authorities will be substantially modified to the detriment of us or be revoked. There can be no assurance that our rights and title interests will not be challenged or impugned by third parties.

Our mining operations are dependent on the adequate and timely supply of water, electricity or other power supply, chemicals and other critical supplies.

Our exploration programs and possible future mining operations are dependent on the adequate and timely supply of water, electricity or other power supply, chemicals, and other critical supplies. If we are unable to obtain the requisite critical supplies in time and at commercially acceptable prices or if there are significant disruptions in the supply of electricity, water or other inputs to the mine site, our business performance and results of operations may experience material adverse effects.

We may experience an inability to attract or retain qualified personnel.

Our success depends to a large degree upon our ability to attract, retain and train key management personnel, as well as other technical personnel. If we are not successful in retaining or attracting such personnel, our business may be adversely affected. Furthermore, the loss of our key management personnel could materially and adversely affect our business and operations.

As our business becomes more established, it will also be required to recruit additional qualified key financial, administrative, operations and marketing personnel. There will be no guarantee that we will be able to attract and keep such qualified personnel and if we are not successful, it could have a material and adverse effect on our business and results from operations.

Failure to comply with federal, provincial and/or local laws and regulations could adversely affect our business.

Our mining operations are subject to various laws and regulations governing exploration, development, production, taxes, labor standards and occupational health, mine safety, protection of endangered and protected species, toxic substances and explosives use, reclamation, exports, price controls, waste disposal and use, water use, forestry, land claims of local people, and other matters. This includes periodic review and inspection of the Lithium Lane Properties that may be conducted by applicable regulatory authorities.

Although the exploration activities on the Lithium Lane Properties have been and, we expect, will continue to be carried out in accordance with all applicable laws and regulations, there is no guarantee that new laws and regulations will not be enacted or that existing laws and regulations will not be applied in a way which could limit or curtail exploration or in the future, production. New laws and regulations or amendments to current laws and regulations governing the operations and activities of mining or more stringent implementation of existing laws and regulations could have a material adverse effect on us and cause increases in capital expenditures costs, or reduction in levels of exploration, development and/or production.

Failure to comply with applicable laws and regulations, even if inadvertent, may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. We may also be required to reimburse any parties affected by loss or damage caused by our mining activities and may have civil or criminal fines and/or penalties imposed against us for infringement of applicable laws or regulations.

Failure to comply with environmental regulation could adversely affect our business.

All phases of our operations with respect to the Lithium Lane Properties will be subject to environmental regulation. Environmental legislation involves strict standards and may entail increased scrutiny, fines and penalties for non-compliance, stringent environmental assessments of proposed projects and a high degree of responsibility for companies and their officers, directors, and employees. Changes in environmental regulation, if any, may adversely impact our operations and future potential profitability. In addition, environmental hazards may exist on the Lithium Lane Properties that are currently unknown. We may be liable for losses associated with such hazards or may be forced to undertake extensive remedial cleanup action or to pay for governmental remedial cleanup actions, even in cases where such hazards have been caused by previous or existing owners or operators of the properties, or by the past or present owners of adjacent properties or by natural conditions. The costs of such cleanup actions may have a material adverse impact on our operations and future potential profitability.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations as well as environmental laws.

We currently report our financial results under IFRS, which differs in certain significant respect from U.S. generally accepted accounting principles.

We report our consolidated financial statements under IFRS. There have been and there may in the future be certain significant differences between IFRS and United States generally accepted accounting principles, or U.S. GAAP, including differences related to revenue recognition, intangible assets, share-based compensation expense, income tax and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our consolidated financial statements under IFRS with those companies that prepare consolidated financial statements under U.S. GAAP.

Foreign currency fluctuations could affect our profitability and the value of our assets and shareholders’ equity.

Our operations are subject to foreign currency fluctuations. Our future revenues are primarily in U.S. dollars, while some of our operating expenses and cash balances expenses are measured in Canadian dollars. The fluctuation of the Canadian dollar in relation to the U.S. dollar will consequently have an impact upon our profitability and may also affect the value of our assets and shareholders’ equity.

Our assets and operations are subject to economic, geopolitical, and other uncertainties.

Economic, geopolitical, and other uncertainties may negatively affect our business. Economic conditions globally are beyond our control. In addition, the outbreak of hostilities and armed conflicts between countries can create geopolitical uncertainties that may affect both local and global economies. Downturns in the economy or geopolitical uncertainties may cause future customers to delay or cancel projects, reduce their overall capital or operating budgets, or reduce or cancel orders which could have a material adverse effect on our business, results of operations and financial condition.

Our operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights, could result in loss, reduction, or expropriation of entitlements.

In addition, the financial markets can experience significant price and value fluctuations that can affect the market prices of equity securities and other companies in ways that are unrelated to the operating performance of these companies. Broad market fluctuations, as well as economic conditions generally, may adversely affect the market price of our common shares.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on our business.

Several governments or governmental bodies have introduced or are contemplating legislative and/or regulatory changes in response to concerns about the potential impact of climate change. New legislation and increased regulation regarding climate change could potentially impose significant costs on us, and on our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs necessary to comply with such regulations. Any adopted future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Given the emotional and political significance and uncertainty surrounding the impact of climate change and how it should be dealt with, we cannot predict how legislation and regulation will ultimately affect our financial condition, operating performance, and ability to compete. Furthermore, even without such regulation, increased awareness, and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. The potential physical impacts of climate change on our operations are highly uncertain, could be particular to the geographic circumstances in areas in which we operate and may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels, and changing temperatures. These impacts may adversely impact the cost, production, and financial performance of our operations.

As we face intense competition in the mineral exploration and exploitation industry, there can be no assurance that we will be able to compete effectively with other companies.

The mining industry and lithium mining sector is very competitive. Our competition is from larger, established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or a greater ability than us to withstand losses. Our competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion or efficiency of their operations than we can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and gain significant market share to our detriment.

As a result of this competition, we may have to compete for financing and be unable to acquire financing on terms we consider acceptable. We may also have to compete with the other mining companies for the recruitment and retention of qualified managerial and technical employees. If we are unable to successfully compete for financing or for qualified employees or we may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on our business, financial condition, results of operations and prospects as well as our exploration programs may be slowed down or suspended, which may cause us to cease operations as a company.

We may be subject to potential conflicts of interest.

We may be subject to potential conflicts of interests, as certain directors of our company are, and may continue to be, engaged in the mining industry through their participation in corporations, partnerships, or joint ventures, which are potential competitors of our company. Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the interests of our company. Our directors and officers with conflicts of interest will be subject to the procedures set out in the related Canadian law and regulations.

We may not meet cost estimates.

A change in the timing of any projected cash flows due to capital funding or, once in production, production shortfalls or labor disruptions would result in delays in receipt of such cash flows and in using such cash to fund operating activities and, as applicable, reduce debt levels. This could result in additional loans to finance capital expenditures in the future.

The level of capital and operating cost estimates which are used for determining and obtaining financing and other purposes are based on certain assumptions and are fundamentally subject to considerable uncertainties. It is very likely that actual results for the Lithium Lane Properties will differ from our current projections, estimates and assumptions, and these differences may be significant. Moreover, experience from actual mining may identify new or unexpected conditions that could decrease operational activities, and/or increase capital and/or operating costs above, the current estimates. If actual results are less favorable than we currently estimate, our business, results from operations, financial condition and liquidity could be materially adversely affected.

We may pursue opportunities to acquire complementary businesses, which could dilute our shareholders’ ownership interests, incur expenditure, and have uncertain returns.

We may seek to expand through future acquisitions of either companies or properties. Future acquisitions may require us to expend significant amounts of cash, resulting in our inability to use these funds for other business or may involve significant issuances of equity. Future acquisitions may also require substantial management time commitments, and the negotiation of potential acquisitions and the integration of acquired operations could disrupt our business by diverting management and employees’ attention away from day-to-day operations. The difficulties of integration may be increased by the necessity of coordinating geographically diverse organizations, integrating personnel with disparate backgrounds, and combining different corporate cultures.

Any future acquisition involves potential risks, including, among other things: (i) mistaken assumptions and incorrect expectations about mineral properties, mineral resources and costs; (ii) an inability to successfully integrate any operation our company acquires; (iii) an inability to recruit, hire, train or retain qualified personnel to manage and operate the operations acquired; (iv) the assumption of unknown liabilities; (v) limitations on rights to indemnity from the seller; (vi) mistaken assumptions about the overall cost of equity or debt; (vii) unforeseen difficulties operating acquired projects, which may be in geographic areas new to us; and (viii) the loss of key employees and/or key relationships at the acquired project.

At times, future acquisition candidates may have liabilities or adverse operating issues that we may fail to discover through due diligence prior to the acquisition. If we consummate any future acquisitions with unanticipated liabilities or that fails to meet expectations, our business, results of operations, cash flows or financial condition may be materially adversely affected. The potential impairment or complete write-off of goodwill and other intangible assets related to any such acquisition may reduce our overall earnings and could negatively affect our balance sheet.

Legal proceedings may arise from time to time.

Legal proceedings may arise from time to time. Such litigation may be brought from time to time in the future against us. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Other than as disclosed elsewhere in this prospectus, we are not currently subject to material litigation, nor have we received an indication that any material claims are forthcoming. However, due to the inherent uncertainty of the litigation process, we could become involved in material legal claims or other proceedings with other parties in the future. The results of litigation or any other proceedings cannot be predicted with certainty. The cost of defending such claims may take away from management’s time and effort and if we are incapable of resolving such disputes favorably, the resultant litigation could have a material adverse impact on our financial condition, cash flow and results from operation.

Land reclamation requirements may be burdensome.

Land reclamation requirements are generally imposed on companies with mining operations or mineral exploration companies to minimize long-term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents or reasonably re-establish pre-disturbance landforms and vegetation. To carry out reclamation obligations imposed on us in connection with exploration, potential development, and production activities, we must allocate financial resources that might otherwise be spent on exploration and development programs. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.

If key personnel leave our company, we would be harmed since we are heavily dependent upon them for all aspects of our activities.

We are heavily dependent on our officers and directors, the loss of whom could have, in the short-term, a negative impact on our ability to conduct our activities and could cause additional costs from a delay in the exploration and development of our Lithium Lane Properties.

The obligations associated with being a public company will require significant resources and management attention, and we will incur increased costs because of becoming a public company.

As a public company, we will face increased legal, accounting, administrative and other costs and expenses that we have not incurred as a private company, and we expect to incur additional costs related to operating as a public company. After the completion of this offering, we will be subject to the reporting requirements of the Exchange Act, which requires that we file annual and other reports with respect to our business and financial condition, as well as the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Public Company Accounting Oversight Board, and the listing requirements of Nasdaq (if our common shares are approved for listing), each of which imposes additional reporting and other obligations on public companies. As a public company, we will be required to, among other things:

●	prepare and file annual and other reports in compliance with the federal securities laws;

●	expand the roles and duties of our board of directors and committees thereof and management;

●	hire additional financial and accounting personnel and other experienced accounting and finance staff with the expertise to address complex accounting matters applicable to public companies;

●	institute more comprehensive financial reporting and disclosure compliance procedures;

●	involve and retain, to a greater degree, outside counsel and accountants to assist us with the activities listed above;

●	build and maintain an investor relations function;

●	establish new internal policies, including those relating to trading in our securities and disclosure controls and procedures;

●	comply with the initial listing and maintenance requirements of Nasdaq; and

●	comply with the Sarbanes-Oxley Act.

We expect these rules and regulations, and any future changes in laws, regulations and standards relating to corporate governance and public disclosure, which have created uncertainty for public companies, to increase legal and financial compliance costs and make some activities more time consuming and costly. These laws, regulations and standards are subject to varying interpretations, in many cases, due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Our investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities, which could have a material adverse effect on our business, financial condition and results of operations.

We also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These increased costs may require us to divert a significant amount of money that we could otherwise use to expand our business and achieve our strategic objectives.

We are subject to global economic risks.

In the event of a general economic downturn or a recession, there can be no assurance that our business, financial condition, and results of operations would not be materially adversely affected. Moreover, the occurrence of unforeseen or extended catastrophic events, including the COVID-19 pandemic, and the emergence of a future pandemic or other widespread health emergency (or concerns over the possibility of such an emergency), could create economic and financial disruptions. These types of challenges can impact commodity prices, including for lithium, as well as currencies and global debt and stock markets. As a result of the ongoing COVID-19 pandemic, or in the case of a future pandemic or other widespread health emergency, quarantine or other requirements or circumstances may require the Company to change the way it conducts its business and operations, including require the Company to reduce or cease operations at some or all its facilities for an indeterminate period. Furthermore, our critical supply chains may similarly be disrupted for an indeterminate amount of time. All these factors could have a material impact on the Company’s business, operations, personnel and financial condition.

These types of challenges may impact our ability to obtain equity, debt, or other financing on terms commercially reasonable to us, or at all. Additionally, these types of factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If these types of challenges occur, or if there is a material deterioration in general business and economic conditions, our operations could be adversely impacted, and the trading price of our securities could be adversely affected.

The Company’s business financial condition and results of operations may be further negatively affected by economic and other consequences from Russia’s military action against Ukraine and the sanctions imposed in response to that action in late February 2022. While the Company expects that any direct impacts of the pandemic and the wars in Palestine and Ukraine will be limited, the indirect impacts on the economy and on the mining industry and other industries in general could negatively affect our business and may make it more difficult for us to raise equity or debt financing. There can be no assurance that the Company will not be impacted by future adverse consequences that may be brought about on its business, results of operations, financial position, and cash flows in the future.

Our ability to manage growth will have an impact on our business, financial condition, and results of operations.

Future growth may place strains on our financial, technical, operational and administrative resources and cause us to rely more on project partners and independent contractors, potentially adversely affecting our financial position and results of operations. Our ability to grow will depend on several factors, including:

●	our ability to obtain leases or options on properties;

●	our ability to identify and acquire new exploratory prospects;

●	our ability to develop existing prospects;

●	our ability to continue to retain and attract skilled personnel;

●	our ability to maintain or enter into new relationships with project partners and independent contractors;

●	the results of our exploration programs;

●	the market price for lithium;

●	our access to capital; and

●	our ability to enter into agreements for the sale of lithium.

We may not be successful in upgrading our technical, operational, and administrative resources or increasing our internal resources sufficiently to provide certain of the services currently provided by third parties, and we may not be able to maintain or enter into new relationships with project partners and independent contractors on financially attractive terms, if at all. Our inability to achieve or manage growth may materially and adversely affect our business, results of operations and financial condition.

Risks Related to Ownership of Our Common Shares

The market price of our common shares may fluctuate, and you could lose all or part of your investment.

The market price for our common shares has been and is likely to be volatile. In addition, the market price of our common shares may fluctuate significantly in response to several factors, most of which we cannot control, including:

●	actual or anticipated variations in our operating results;

●	increases in market interest rates that lead investors of our common shares to demand a higher investment return;

●	changes in earnings estimates;

●	changes in market valuations of similar companies;

●	actions or announcements by our competitors;

●	adverse market reaction to any increased indebtedness we may incur in the future;

●	additions or departures of key personnel;

●	actions by shareholders;

●	speculation in the media, online forums, or investments community and

●	our ability to maintain the listing of our common shares on the Nasdaq Capital Market.

The price of our common shares could be subject to rapid and substantial volatility. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our common shares.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with a relatively small public float, we may experience greater share price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies. In particular, our common shares may be subject to rapid and substantial price volatility, low volumes of trades, and large spreads in bid and ask prices. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our common shares.

In addition, if the trading volumes of our common shares are low, persons buying or selling in relatively small quantities may easily influence the price of our common shares. This low volume of trades could also cause the price of our common shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our common shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our common shares. As a result of this volatility, investors may experience losses on their investment in our common shares. A decline in the market price of our common shares also could adversely affect our ability to issue additional common shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our common shares will develop or be sustained. If an active market does not develop, holders of our common shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

We may not be able to satisfy listing requirements of the Nasdaq Capital Market to maintain a listing of our common shares.

Our common shares are listed on the Nasdaq Capital Market, we must meet certain financial and liquidity criteria to maintain such listing. If we violate Nasdaq listing requirements, our common shares may be delisted. If we fail to meet any of Nasdaq’s listing standards, our common shares may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on Nasdaq outweighs the benefits of such listing. A delisting of our common shares may materially impair our shareholders’ ability to buy and sell our common shares and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common shares. The delisting of our common shares could significantly impair our ability to raise capital and the value of your investment.

We do not expect to declare or pay dividends in the foreseeable future.

We do not expect to declare or pay dividends in the foreseeable future as we anticipate that all cash will be used to grow our business. Therefore, holders of our common shares will not receive any return on their investment unless they sell their securities, and holders may be unable to sell their securities on favorable terms or at all.

If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our common shares could be negatively affected.

Any trading market for our common shares may be influenced in part by any research reports that securities industry analysts publish about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our common shares could be negatively affected. In the event we are covered by analysts, and one or more of such analysts downgrade our shares, or otherwise reports on us unfavorably, or discontinues coverage of us, the market price and market trading volume of our common shares could be negatively affected.

The sale of shares by our directors and senior officers may adversely affect the market price for our shares.

Sales of significant amounts of common shares held by our senior officers and directors, or the prospect of these sales, could adversely affect the market price of our common shares. Management’s stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our shareholders from realizing a premium over our stock price.

Our common shares may be traded infrequently and in low volumes, which may negatively affect the ability to sell shares.

Our common shares may trade infrequently and in low volumes, meaning that the number of persons interested in purchasing our common shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are a small company that is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community who can generate or influence sales volume, and that even if we came to the attention of such institutionally oriented persons, they tend to be risk-averse in this environment and would be reluctant to follow an early stage company such as ours or purchase or recommend the purchase of our shares until such time as we became more advanced and viable. Consequently, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common shares will develop or be sustained. Due to these conditions, we can give you no assurance that you will be able to sell your shares at or near bid prices or at all if you need money or otherwise desire to liquidate your shares. Further, institutional and other investors may have investment guidelines that restrict or prohibit investing in securities traded in the over-the-counter market. These factors may have an adverse impact on the trading and price of our securities and could result in the loss by investors of all or part of their investment.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our management named in the prospectus based on foreign laws.

We are incorporated in the Province of British Columbia, Canada under The Corporations Act (British Columbia). We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, many of our directors and executive officers and the experts named in this prospectus reside outside the United States, and a significant amount of their assets are located outside the United States. As a result, service of process upon such persons may be difficult or impossible to effect within the United States. Furthermore, because a substantial portion of our assets, and substantially all the assets of our directors and officers and the Canadian experts named herein, are located outside of the United States, any judgment obtained in the United States, including a judgment based upon the civil liability provisions of United States federal securities laws, against us or any of such persons may not be collectible within the United States. In Canada, provincial and territorial reciprocal enforcement of judgments legislation sets out the procedure for registering foreign judgments and this procedure varies depending on the province or territory of the enforcing court. If a foreign judgment originates from a jurisdiction not captured by the applicable provincial or territorial reciprocal enforcement of judgments or enforcement of foreign judgments legislation, the foreign judgment may be capable of enforcement at common law and the party seeking to enforce the foreign judgment must commence new proceedings in the domestic or enforcing court.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

Upon the completion of this offering, we will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of Nasdaq Press releases relating to financial results. Material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

We are exempted from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country in lieu of certain corporate governance requirements of Nasdaq. As result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

●	have a compensation committee and a nominating committee to be comprised solely of “independent directors”; or

●	hold an annual meeting of shareholders no later than one year after the end of our fiscal year.

Although we do not currently intend to rely on these “home country” exemptions, we may rely on some of these exemptions in the future. As a result, our shareholders may not be provided with the benefits of certain corporate governance requirements of Nasdaq.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on September 30, 2024.

In the future, we would lose our foreign private issuer status if, among others, (1) more than 50% of our outstanding voting securities, which we intend to determine based on the voting power of our common shares and high voting shares on a combined basis are directly or indirectly held of record by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, more than 50% of our assets are located in the United States or our business is administered principally in the United States. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms including consolidated financial statements prepared under US GAAP, and which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer. These expenses would relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future. Additionally, a loss of our foreign private issuer status would divert our management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Future issuances of our common shares or securities convertible into, or exercisable or exchangeable for, our common shares, or the expiration of lock-up agreements that restrict the issuance of new common shares or the trading of outstanding common shares, could cause the market price of our common shares to decline and would result in the dilution of your holdings.

Future issuances of our common shares or securities convertible into, or exercisable or exchangeable for, our common shares, or the expiration of lock-up agreements that restrict the issuance of new common shares or the trading of outstanding common shares, could cause the market price of our common shares to decline. We cannot predict the effect, if any, of future issuances of our securities, or the future expirations of lock-up agreements, on the price of our common shares. In all events, future issuances of our common shares would result in the dilution of your holdings. In addition, the perception that new issuances of our securities could occur, or the perception that locked-up parties will sell their securities when the lockups expire, could adversely affect the market price of our common shares. In connection with this offering, we will enter into a lock-up agreement that prevents us, subject to certain exceptions, from offering additional shares for up to 180 days after the closing of this offering, as further described in the section titled “Underwriting.” In addition to any adverse effects that may arise upon the expiration of these lock-up agreements, the lock-up provisions in these agreements may be waived, at any time and without notice. If the restrictions under the lock-up agreements are waived, our common shares may become available for resale, subject to applicable law, including without notice, which could reduce the market price for our common shares.

Future issuances of debt securities, which would rank senior to our common shares upon our bankruptcy or liquidation, and future issuances of preferred shares, which could rank senior to our common shares for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our common shares.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our common shares. Moreover, if we issue preferred shares, the holders of such preferred shares could be entitled to preferences over holders of common shares in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred shares in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our common shares must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in our common shares.

We expect to be a “passive foreign investment company”, which may have adverse U.S. federal income tax consequences for U.S. investors.

We believe we were a “passive foreign investment company” (a “PFIC”) within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) for our most recently completed taxable year and based on the nature of our business, the projected composition of our gross income and the projected composition and estimated fair market values of our assets, we expect to be a PFIC for our current taxable year and may be a PFIC in subsequent tax years. If we are a PFIC for any year during a U.S. taxpayer’s holding period of common shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the common shares or any so-called “excess distribution” received on its common shares as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective QEF Election (as defined below) or a Mark-to-Market Election (as defined below). U.S. taxpayers should be aware that there can be no assurances that we will satisfy the record keeping requirements that apply to a QEF (as defined below), or that we will supply U.S. taxpayers with information that such U.S. taxpayers are required to report under the QEF rules, in the event that we are a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their common shares. A U.S. taxpayer who makes a Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion above under the heading “U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Rules.” Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the common shares.

Proposed legislation in the U.S. Congress, including changes in U.S. tax law, may adversely impact us and the value of the common shares.

Changes to U.S. tax laws (which changes may have retroactive application) could adversely affect us or holders of the common shares. In recent years, many changes to U.S. federal income tax laws have been proposed and made, and additional changes to U.S. federal income tax laws are likely to continue to occur in the future.

The U.S. Congress is currently considering numerous items of legislation which may be enacted prospectively or with retroactive effect, which legislation could adversely impact our financial performance and the value of the common shares. Additionally, states in which we operate or own assets may impose new or increased taxes. If enacted, most of the proposals would be effective for the current or later years. The proposed legislation remains subject to change, and its impact on us and purchasers of the common shares is uncertain.

In addition, the Inflation Reduction Act of 2022 includes provisions that impact the U.S. federal income taxation of corporations. Among other items, this legislation includes provisions that impose a minimum tax on the book income of certain large corporations and an excise tax on certain corporate stock repurchases that would be imposed on the corporation repurchasing such stock. It remains unclear in certain respects how this legislation will be implemented by the U.S. Department of the Treasury and we cannot predict how this legislation or any future changes in tax laws might affect us or purchasers of the common shares.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common shares less attractive to investors.

Upon the completion of this offering, we will qualify as an “emerging growth company” under the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our consolidated financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion our initial public offering; (iii) the date on which we have, during the preceding three year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which could occur if the market value of our common shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Because we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, our shareholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find our common shares less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our common shares.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions by the SEC.

We are exposed to potential risks from legislation requiring companies to evaluate internal controls under Section 404A of the Sarbanes-Oxley Act of 2002. As an emerging growth company, we will not be required to provide a report on the effectiveness of our internal controls over financial reporting until our second annual report, and we will be exempt from the auditor attestation requirements concerning any such report so long as we are an emerging growth company. We have not yet evaluated whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such evaluations. If we are not able to meet the requirements of Section 404a in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC.

Our current structure may impact legal enforceability and make your ability to effect service of process more difficult.

We are a corporation existing under the laws of the Province of British Columbia therefore, no1 key directors or executive officers are residents of the United States. As a result, it may be difficult for you to effect service of process upon such persons to enforce against them judgments predicated upon civil liabilities provisions of the federal securities laws. It also may be difficult for you to enforce civil liabilities predicated upon such securities law in the actions brought in courts in jurisdictions outside of the United States.

ITEM 4. INFORMATION ON THE COMPANY

Business Overview

4.A. History and Development of the Company

Principal Business and Corporate History

Foremost Lithium Resource & Technology Ltd. (formerly FAR Resources Ltd.) was incorporated under the British Columbia Business Corporations Act (the “BCBCA”) and the laws of the Province of British Columbia on July 7, 2005 (Number: BC0729352). The Company changed its name to Foremost Lithium Resource & Technology Ltd. on January 4, 2022. The Company currently has one wholly owned subsidiary, Sierra Gold & Silver Ltd, a Nevada company (“Sierra”). Sierra holds the Company’s Winston Property (as defined below) in New Mexico, USA.

The chart below presents our corporate structure:

Figure 1 – Company Organizational Chart

Our registered office address is 750 West Pender Street, Suite 250 Vancouver, British Columbia V7Y 1K3 Canada V7Y 1B3 Canada. Our company email address is info@foremostlithium.com. Our telephone number is (604) 330-8067. Our principal website address is http://www.foremostlithium.com. We do not incorporate the information contained on, or accessible through, Foremost’s website into this Report, and you should not consider it a part of the Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is www.sec.gov.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, N.Y. 10168.

Our primary focus is currently conducting exploration for lithium at our Lithium Lane Properties. Our objective is to develop a world-class lithium mine in the mining friendly Canadian province of Manitoba and to provide SC6 to LiOH producers in North America, strategically located to supply the U.S. “Auto Alley” and the European battery market via our nearby access to the Hudson Bay Railway and the Port of Churchill. With our commitment to the environment, corporate social responsibility, and sustainability, we aim in the longer term to derive substantial revenues from the sale of SC6 to LiOH producers that sell to the growing electric vehicle and stationery (e.g., residential, utility and industrial) battery storage markets in the U.S. and abroad. With access to renewable energy produced in Manitoba, we expect to supply lithium processed exclusively with the benefit of power produced from fully sustainable, local sources.

Our Claims History

We are an exploration stage lithium mining company with properties located in Manitoba, Canada. We control exploration stage lithium properties in the Snow Lake region of Manitoba encompassing over 43,000 acres (17,500 hectares) consisting of 78 mineral claims which are referred to herein as the Zoro Property, the Jean Lake Property, the Grass River Property, the Peg North Property, and the Jol Property. The Zoro, Jean Lake, Grass River and Peg North Properties (the “Lithium Lane Properties”), we consider our material properties while the Jol Property, the Lac Simard South Property, and the Winston Property, we consider to be non-core properties.

Lithium Lane Properties

Zoro Property

On April 28, 2016, the Company entered into an option agreement to purchase the rights to the lithium and related lithium compounds or mineralization of the Zoro 1 mineral claim in exchange for certain payments of common shares and cash (the “Zoro 1”). On April 28, 2017, Zoro 1 was amended, and the Company completed the purchase of the rights to the lithium and related lithium compounds or mineralization of the Zoro 1 by paying a total of $150,000 in cash and by issuing $635,000 worth in shares (140,000 common share). In addition, during the year ended March 31, 2017, the Company issued 20,000 common shares to an arm’s length party at a fair value of $135,000 as a finder’s fee.

On August 4, 2016, the Company entered into an option agreement with Strider Resources Limited (“Strider”) granting the Company the option to acquire an undivided 100% interest in the option agreement for three additional claims in all lithium-bearing pegmatite dykes along a 350-metre-wide strip subject to a 2% net smelter return royalty, (“NSR”). The optioned interest did not include any interest in and to any mineral not contained within or immediately adjacent to or contiguous with the lithium-bearing pegmatite dykes. On September 13, 2019, the Company completed the purchase agreement by paying $250,000 in cash and by issuing $250,000 worth in shares (54,494 common shares). Pursuant to the option agreement, the Company retains the right to repurchase one-half of the 2% NSR for $1,000,000 at any time prior to commercial production.

On September 20, 2017, the Company entered into a second option agreement with Strider (the “Green Bay Agreement”), granting the Company the option to acquire an undivided 100% interest in all lithium-bearing pegmatite dykes on 10 more claims subject to a 2% NSR. The optioned interest did not include any interest in nor any mineral contained within or immediately adjacent to or contiguous with the lithium-bearing pegmatite dykes. On August 19, 2019, the Company announced that they exercised their option resulting in 100% interest paying a total of $250,000 in cash and by issuing $250,000 worth in shares (52,656 common shares issued) and by incurring $1,000,000 in exploration expenditures. Pursuant to the Green Bay Agreement, the Company retains the right to repurchase one-half of the 2% NSR for $1,000,000 at any time prior to commercial production. Finally, the Company acquired two more claims upon mutual agreement by both parties, which claims were added to the Green Bay Agreement. The two additional claims were staked by Strider on December 2017, as they were within a 2 km area of influence and were then registered with the Manitoba Mines Branch on January 10, 2018. The optioned interest provides indirect interest in and to all lithium bearing pegmatite dykes contained in, on or under the property and including, without limitation, all related commercial pegmatite minerals (“Pegmatite Minerals”). The option interest does not include any interest in gold and other precious metals or minerals or ore containing same, base metals or minerals or ore containing same, diamonds, garnets, amphiboles, and talc in or on the property.

Jean Lake Property

On July 30, 2021, we entered into an option agreement with Mount Morgan Resources Ltd. (“Mount Morgan”) whereby Mount Morgan granted us the sole and exclusive right and option (the “Jean Lake Option”) to acquire an undivided 100% interest in and to this 5-claim property. We may exercise the Jean Lake Option by making cash payments and common share issuances to Mount Morgan over a 48-month period (the “Jean Lake Option Period”) and by spending an aggregate of $200,000 on exploration on the property. After the Company has completed the foregoing share issuances and cash payments within the Jean Lake Option Period and spent an aggregate of $200,000 in exploration expenditures, the Jean Lake Option will be considered exercised, and the Company will own all of Mount Morgan’s interest in the Jean Lake property, subject to Mount Morgan’s right to retain a 2% net smelter royalty over the Jean Lake Property (the “Jean Lake NSR”). The Company has the right to repurchase 1% of the Jean Lake NSR in consideration of a cash payment of $1,000,000 to Mount Morgan.

Grass River Property

The Grass River Property consists of 29 claims totaling 15,664 acres (6,339 hectares). The Property was acquired by on the ground staking after a review of the geological characteristics of the property. The claims were then staked and registered with the Manitoba Mining Recorder in the name of Foremost Lithium on January 18, 2022. These claims were staked and registered by the Company with the Manitoba Mining Recorder on January 18, 2022. We announced on April 3, 2023 that an additional two claims were staked increasing it from 27 to 29 claims, and 14,873 acres (6,019 hectares) to 15,664 acres (6,339 hectares), linking the Grass River Property to its Peg North property, with contiguous borders.

Peg North Property

On June 28, 2022, we entered into an agreement (the “Peg North Agreement”) with Strider Resources Ltd. (“Strider”), acquiring an option to purchase a 100% interest (the “Peg North Option”) in the Peg North Property in consideration of cash and shares for the First Option over a five year period. The Peg North Property hosts an abundance of pegmatite dykes and captures the Northern extension of the Crowduck Bay fault. In addition, provided that the First Option has been exercised, we may purchase from Strider one half (1%) of the NSR Strider retains for a cash payment of $1.5 million (the “Second Option”). In order to exercise the Peg North Option and acquire a 100% interest in the Peg North Property, we must also spend a total of $3 million on exploration expenditures over the five-year option period to receive 100% interest in the Peg North Property.

Non-Core Properties

Jol Property

On July 12, 2022, we acquired 100% interest in and to those certain undersurface mineral rights comprising Manitoba Mineral Disposition No. MB3530 from Mae De Graf (the “MB3530 Property”) by paying $8,000 cash and issuing $2,454 worth in shares (364 common shares) . The MB3530 Property is subject to a 2% NSR.

Lac Simard South Property

In May 2023, we gained 100% interest in Lac Simard South Property, located in the Province of Quebec, amending a property acquisition agreement to purchase 100% interest in and to those certain undersurface mineral rights comprising a total of 60 claims, covering 8,612 acres (3,485 hectares). The Company closed the property acquisition agreement in September 2023, by paying an arm’s length vendors $41,533 cash and issuing $85,600 worth in shares (10,700 common shares). The Company has now earned a 100% interest of Lac Simard South property.

The Company staked an additional 20 mineral claims on Lac Simard South Property contiguous to the 60 claims to complete the final aggregate land size of 11,482 acres (4,647 hectares), and the total number of claims to 80.

Winston Property

The Company controls, subject to certain underlying royalties, a 100% ownership and option interest in certain claims in the Winston property located in Sierra County, New Mexico, USA (the “Winston Property”). The Winston Property is comprised of 147 unpatented lode mining claims, which includes a 100% interest in each of the Little Granite Claims (the “LG Claims”) and two patented mining claims, Ivanhoe and Emporia (the “Ivanhoe/Emporia Claims”), for a total of 149 total mining claims and 3,000 acres. These claims are prospective for gold and silver.

In accordance with the terms and condition of the underlying purchase agreement to complete the acquisition of the Ivanhoe/Emporia claims, the Company is required to pay the original owner of the claims a cash consideration. Before the remaining purchase price is paid in full, the Company is subject to a minimum monthly royalty payment based on monthly average silver price, which is credited toward the purchase price. The agreement also entitles the owner to a permanent production royalty of 2% of NSR.

On December 14, 2022, we announced that the Company acquired 100% interest of Little Granite Claims in the Winston Group of Properties Gold/Silver Project.

To maintain the unpatented claims in good-standing, we must pay annual claim maintenance fees of $165 per claim by September 1 of each year to the Federal Bureau of Land Management (“BLM”) and file annual maintenance documents to the BLM and Sierra and Catron County Clerk’s office. There are no encumbrances on the 147 unpatented BLM lode claims.

Our Company successfully negotiated the final cash payment required to exercise its option on the Little Granite Claims in October 2022 from $380,000USD to $75,000USD which was satisfied through the issuance of a non-interest-bearing promissory note to an arm’s length vendor. An initial $25,000USD payment was made on October 15, 2022 and the final two $25,000USD payments were paid on April 15, 2023 and October 15, 2023. Following these amendments, Foremost Lithium acquired The Little Granite Property for an aggregate consideration of $186,000USD, versus aggregate consideration of $434,000USD under the original terms.

4.B. Business Overview

Foremost Lithium Resource & Technology Ltd. is an exploration stage company that is primarily engaged in the hard-rock exploration and acquisition of lithium properties in Canada.

Our goal is to become a strategic supplier to processors of battery-grade LiOH to supply the growing electric vehicle battery and battery storage markets. There are several positive tailwinds for lithium demand, particularly hydroxide, in the United States. We hold mining 78 claims covering over 43,000 acres (17,500 hectares) primed for exploration with our four main core Lithium Lane Properties, as well as our Jol Property, located in the province of Manitoba, Canada. The Company has a secondary ambition to pursue precious metal exploration on our Winston Property located in New Mexico, USA. We also acquired the Lac Simard South Property in May 2023, with 12 identified pegmatites in Quebec, Canada. We currently consider the four Lithium Lane Properties to be our material properties, while our Winston Property, Lac Simard South Property, and our Jol Property mining claim in Manitoba, Canada, are considered to be non-material properties. All of our properties are in the exploration stage.

Figure 2 - Claims Map of Foremost’s Lithium Lane Properties

Lithium Lane Properties

Our primary focus is on exploration on and eventually the development of our Lithium Lane Properties, which in aggregate encompass 78 discrete claims totaling over 43,000 acres (17,500 hectares), consisting of: (1) the Zoro Property; (2) the Jean Lake Property; (3) the Grass River Property; and (4) the Peg North Property. Our Lithium Lane Properties are located in close proximity to each other, in west-central Manitoba, east of the historic mining friendly town of Snow Lake. Each of these properties consists of undeveloped provincial land on which we hold mining claims or options to acquire or earn interests in mining claims and are predominately surrounded by black spruce and jack pine forest with surficial sediments such as trembling aspen.

The Lithium Lane Properties are ideally located in the Province of Manitoba, Canada, where 97% of the electrical energy supply is from hydro-electric renewable sources. The region of Snow Lake, where the Lithium Lane Properties are situated, is mining friendly, and the Hudson Bay Railway runs within 30km of the Lithium Lane Properties. The valley located directly east of the property could serve as a potential tailing storage area. Winter access roads to the property can be used for hauling purposes. The Snow Lake region is marked by short, cool summers and long, cold winters. The region has a sub-humid high boreal climate, marked by short, cool summers and long, cold winters, with mean summer temperature is 12.5°C (54.5°F ) and the mean winter temperature is -18.5°C (-1.3°F ). The Hudson Bay rail runs north to the Port of Churchill which supplies access to Europe by ship, or south to the EV manufacturing markets in Michigan and the southern United States.

To date, a total of over $13.0 million has been spent on the acquisition, and the exploration on the Lithium Lane Properties, with most of the work has been applied to the Zoro Property. The Zoro, Jean Lake, Peg North, and Grass River spodumene bearing, lithium-enriched pegmatite dyke clusters occur on either side of the Crowduck Bay Fault. To the east of Wekusko Lake there are three main clusters of spodumene-bearing pegmatite dykes known as the Thompson Brothers, Sherritt Gordon and Zoro pegmatites. The Thompson Brothers (Violet) and Sherritt Gordon type pegmatites and appear to connect or extend onto the Company’s Jean Lake and Peg North projects. The Green Bay (Zoro) pegmatites are located about 5km east of the Thompson Brothers property. Lithium Projects are bound by the Crowduck Bay Duck Fault as well are situated along the Thompson Brothers Lithium Trend (“TBL”), known to be associated for lithium-enriched pegmatite dyke clusters.

Our main focus is exploring our Lithium Lane Properties. We have a S-K 1300 technical report summary that declares a Li2O inferred mineral resource on our Zoro Property. The inferred resource is entirely from a single high-grade lithium bearing spodumene pegmatite dyke (Dyke-1) partially outcropping at surface. The Li2O inferred mineral resource estimate for the Zoro Property as of January 16, 2023 is 1,074,567 tonnes in situ at a grade of 0.91% Li2O, with a cut-off of 0.3% Li2O. To date, the Zoro Property is the only project where the Company has a S-K 1300 compliant initial assessment report with an inferred mineral resource estimate.

We have not completed any economic modelling or reporting and, therefore, the available, historical drilling information is considered early stage, and the risk of the failure of additional drilling to provide confirmation of our indicated and inferred resource is great. To date, a limited amount of capital has been invested in our Lithium Lane Projects and the future success of the project will rely heavily on the availability of additional capital which may not be available to us on favorable terms, if at all. Receiving capital investment in the future may result in dilution of your investment in our common shares and a failure to confirm our resource may result in the failure of our business and the complete loss of your investment.

We expect that following a planned six-phase exploration approach will demonstrate potential further S-K 1300 compliant resources and will lead to delineating a lithium resource to direct ship ore (“DSO”) to a production facility in the area to create a revenue stream.

Industry and Competition

Mining accounts for a significant portion of Canada’s economy. Canada’s mining and exploration companies are also important players in the international mining industry. Recognizing the importance that critical minerals are to the mining economy, Canada’s Natural Resources and Energy Minister, Jonathan Wilkinson, announced plans on February 13, 2024, to accelerate critical mineral mining permitting processes, as well as to provide for additional funding, in an effort to bolster the Canadian energy sector.

Lithium-bearing pegmatites occur across the Province of Manitoba including in areas such as the Tanco Mine, Wekusko Lake Pegmatite Field, Red Sucker Lake, Gods Lake and Cross Lake, which all host known pegmatite lithium deposits.

In August of 2020, the Government of Manitoba launched the Manitoba Mineral Development Fund (“MMDF”), the purpose of which is to jump-start mineral and economic development initiatives and support new economic development opportunities. The MMDF hopes to capitalize on existing assets and infrastructure across Manitoba and supports strategic projects that capitalize on mineral potential within the province and helps accelerate Manitoba’s position as a world leader for responsible mineral development. On January 4, 2024, we announced the our third successful grant application for $300,000. Contributions from MMDF have Provided Foremost Lithium a Total of $900,000 towards project support for mineral exploration and development.

As countries ramped up their urge to curb carbon emissions, global energy transition sped up in both unprecedented scale and speed. Global energy transition investment hit a record of $755 billion in 2021, spurred by global climate goals requiring net-zero emissions by 2050, and the same year, lithium prices surged tenfold. As energy transitions away from fossil fuels, there presently lacks suitable alternatives for lithium, a crucial component in the production of batteries, and a key element of the advancement of clean energy technology.

Figure 3 – Lithium Demand vs Supply Forecast (Source: Benchmark Minerals)

Energy-transition metals was expected to invigorate the mining industry, however, since 2022, lithium prices significantly decreased with the unexpected slowdown of the electric vehicle market. Today’s lithium market price volatility in-part, can be attributed to China which dominates the lithium-ion battery industry, controlling more than 60% of the battery cells worldwide. It solidified its lead in battery capacity a full decade ahead of other nations with large-scale manufacturing capabilities, enabling the country to minimize costs, as well as subsidize production in times of low demand. The North America markets are at a distinct disadvantage to the Chinese market, years behind in infrastructure, and grid storage.

Lithium Demand – Electric Vehicles

Although lithium has multiple industrial and consumer electronics applications, the most prominent application is battery production. Future lithium demand is heavily linked to future EV production. Countries around the world have already formulated plans to support this change, Government policies, new regulations (particularly in Europe), and steadily increasing consumer adoption, as evidenced by a wider availability of EV models being produced by original equipment manufacturers (“OEMs”), are all expected to be drivers in increasing EV sales.

The Inflation Reduction Act signed into law by the United States in August 2022 has several provisions that was implemented to stimulate EV demand and motivate producers to shift their battery supply chain to North America. The new law extended the availability of the $7,500 credit on the purchase of new EVs and eliminating the cap on the number of cars that can qualify. The new law also provides that, starting January 1, 2024, to be eligible, a vehicle must not only be built in North America, but its battery must be comprised of at least 40 percent of materials sourced in North America or a U.S. trading partner, with a yearly 10% increase until 2027, when an 80% cap will be reached. Further, on January 1, 2024, the United States Internal Revenue Code of 1986 amended Section 30D allowing consumers to claim $7,500 at the point of purchase at the dealership level.

In addition to expanding their offering of EV models, automotive OEMs are focused on improving total energy density and reducing weight in batteries to increase the driving range of EVs. In order for automotive OEMs to improve total energy density and reduce weight in batteries thus increasing the driving range of EV’s, EV battery manufacturers are increasingly using high nickel content cathode materials that contain less cobalt and more nickel, while the lithium content remains largely unchanged. Due to the underlying chemistry, battery-grade LiOH, the type of lithium we expect to be produced from the output of mine, is required in the manufacturing of high nickel content cathode material, whereas lithium carbonate, produced from lithium brine, is used in lower energy density EV battery applications.

Stationary Energy Storage

Benchmark Mineral Intelligence (“Benchmark") is aware of 40 lithium mines that have been in producing lithium in 2022. By 2050, Benchmark anticipates the need for 234 more lithium mines if there’s no battery recycling underway. While much emphasis is put on the electric vehicle as the driver for the lithium market, Benchmark actually puts stationary energy storage demand to be the main driver by 2050 — ⅔ of the 11.2 million tonnes expected to be produced annualy. Is concluded that the lithium market needs to scale up to 25 times or more of the 2021 level by 2050.

Energy Storage Systems
Solar & Wind

Figure 1: Global cumulative energy storage installations, 2015-2030

GW
450
400
350
300
250
200
150
100
50
0
2015
2020
2025
2030
Buffer
RoW
MENA
Iberia
France
Italy
Other Europe
UK
Germany
India
Southeast Asia
Japan
South Korea
Australia
China
Canada
Latin America
US
EMEA
APAC
AMER

Source: BloombergNEF. Note: "MENA" refers to the Middle East and North Africa; "RoW" refers to the rest of the world. "Buffer" represents markets and use cases that BNEF is unable to forecast due to lack of visibility.

Energy Storage Systems will consume more Lithium batteries' capacity than Electric Cars in the future.

Figure 4 – Forecasted global cumulative energy storage installations 2015-2030

The Lithium Lane Properties are ideally located to take advantage of being a strategic hard rock lithium supplier and a favorable source of renewable energy for lithium mining and processing in Manitoba. In addition, the Lithium Lane Properties are strategically positioned right in North America’s “Auto Alley.” With the Hudson Bay Railway having a railhead 30 km from our project, the Lithium Lane Properties have access to means of transportation to bring our lithium product north to the Port of Churchill, for shipment to Europe, or South to Auto Alley.

Figure 20 – Network of Rail Lines (Source: CN Website)

We face intense competition in the mineral exploration and exploitation industry on an international, national, and local level. We compete with other mining and exploration companies. The lithium exploration and mining industry is fragmented, and we are a very small participant in this sector. Many of our competitors cover vast market sectors around the world. We are in an industry that includes many companies with decades of experience and a history in the market. Further, we are subject to competition from other large national and international mining companies such as Sayona Mining Limited and Frontier Lithium Ltd.

Project Overview

Zoro Property

Portions of this section regarding the Zoro Property are derived from the S-K 1300 technical report summary, “Technical Report on the Zoro Lithium Project, Snow Lake, Manitoba”, with an effective date of January 16, 2023, prepared by Mark Fedikow and Scott Zelligan, Qualified Persons under S-K 1300, (“Qualified Person” or “Qualified Persons”). Mr. Fedikow was the Company’s Vice President of Exploration and currently is contracted as an independent scientific advisor to the Company. Mr. Zelligan is a self-employed, independent resource geologist and is not an employee of the Company. Neither Mr. Fedikow nor Mr. Zelligan is affiliated with any other entity that has an ownership, royalty or other interest in the property.

The Zoro Property is an exploration stage property located in west-central Manitoba 249 km southeast of Thompson and 571 km north-northeast of Winnipeg and approximately 20 km east of the town of Snow Lake. Nearby infrastructure includes a power line servicing the town of Snow Lake approximately 5 km south of the property, the Snow Lake airport and an all-weather gravel road 11 km west of the property, and a rail link located at Wekusko siding, 20 km to the south of the small historic gold mining community of Herb Lake Landing which is 30 km south of the property. The nearest road link is a seasonal gravel road on the east side of Wekusko Lake that accesses the village of Herb Lake Landing and Provincial Highway 392 to the south.

Figure 5 – Depicts the Zoro Property with its 16 Spodumene Dykes

Access to the property is by either helicopter or fixed-wing aircraft, or by driving north on provincial highway 39 to Bartlett’s Landing, taking a 20km boat ride across Wekusko Lake, and using drill roads and ATV trails the remainder of the way. Based upon the UTM Grid, the property is located at coordinates 455,000 meters east and 6,085,000 meters north, as illustrated in Figure 1 above (GPS coordinates are 54.8575, -99.6461) The Zoro Property has no mineral reserves under S-K 1300. The S-K 1300 mineral resource estimate for the property is included below, under “Mineral Resource Estimates”. The Zoro Property is comprised of 16 mineral claims totaling 8,377 acres (3,390 hectares). The Company has drilled 12,000 meters of core and documented a total of 16 spodumene mineralized pegmatite dykes on the Zoro Property

Geology

Zoro Lithium Pegmatites

General and detailed geology for the Zoro Property is depicted in the figures below. Mapping was performed by the Manitoba Geological Survey on the property. The Zoro Property is underlain by ocean floor volcanic rocks of the Roberts Lake allochthon and lesser amounts of Missi Group (as defined below) sedimentary rocks. The ocean floor rocks comprise mafic volcanic and related intrusions and consists of sandstone, siltstone, mudstone and quartzo-feldspathic gneiss and migmatite (the “Missi Group”). These lithologies are flanked to the south by Missi Group calc alkaline and tholeiitic basalt and rhyolite to dacite ash flow tuff and flows and to the east and west more Missi Group sedimentary rocks. The ocean floor mafic volcanic rocks adjacent to the dykes consist of a fine- to medium-grained strongly foliated dark green lithology. These andesitic to basaltic lithologies are locally interbedded with volcaniclastic sedimentary rocks and all are intruded by a quartz-phyric granite intrusion. The flows are generally fine- to medium-grained, massive with a 50°-70° lineation and strikes of N10°-30°E and steep northwest dips. Localized quartz veins, quartz laminae and associated iron carbonate veinlets are also present in outcrop adjacent to lineaments interpreted to represent faults. Minor arsenopyrite was noted in the quartz veins and laminae. These rocks are locally rusty-weathered and crosscut by veinlets of iron carbonate and quartz. Minor arsenopyrite and pyrite was observed in the quartz veins and laminae.

Figure 6 - General Geology of the Wekusko Lake Pegmatite Field Region.with Zoro Claims for Context

The pegmatite dykes generally strike northwest to north-northwest with steep dips and crosscut the regional foliation at a low angle. The dykes tend to be concentric in internal structure and the grain size of the constituent minerals (potassium feldspar, quartz, spodumene and black tourmaline) coarsens towards the center of the dykes. This pattern may be locally interrupted by patches of saccharoidal albite, large muscovite aggregates and coarse albite stringers with garnet and beryl. Spodumene is concentrated in the cores of the dykes. Some of the dykes have been split into sub-parallel veins by post-emplacement tectonic activity.

Dyke 1 pegmatite is the largest and best studied dyke on the Zoro Property. It is a north-south trending, near vertical body that extends for at least 280m in length and a maximum known thickness of approximately 35m. An apparent lack of alteration in the country rock is commonly described in the historical drill logs with only a local description of brecciation of the mafic volcanic rocks associated with a network of quartz veins. Recent field work identified Holmquist in the mafic volcanic country rock, indicating metasomatic alteration associated with the pegmatite intrusion, and litho geochemical analyses demonstrate that a broad metasomatic halo was developed. Holmquist-bearing assemblages are a function of the activity of lithium introduced into the pegmatite’s wall rock. These assemblages reflect greenschist facies metamorphic conditions and are only found in amphibolite wall rock usually replacing hornblende, pyroxene, or biotite (Heinrich, 1965; London, 1986). Based on historical and recent drill log descriptions the zonation in the Dyke 1 pegmatite can be defined as follows:

1.	wall zone is at the contact and is predominately composed of quartz, microcline, and muscovite, with accessory tourmaline, hornblende, biotite and rare beryl and spodumene.

2.	intermediate zone has medium sized crystals of microcline, albite, quartz, muscovite and spodumene (less than 5%).

3.

central zone has abundant spodumene (locally up to 50% but more commonly varying between 10 and 30%), albite, quartz and locally pollucite and tantalite, and accessory apatite, tourmaline, pyrrhotite, lepidolite, columbite group minerals and Fe-Mn phosphate minerals.

4.	core zone is mostly composed of quartz with small to medium grained spodumene crystals (locally 15-20cm crystals of spodumene are observed) in a quartz matrix, with minor tourmaline and muscovite.

The Green Bay pegmatite group (GB)

The Green Bay pegmatite group is located about 4.5 km east-northeast of the Violet-Thompson dyke. It consists of 7 dykes intruding metabasalts of the Amisk Group, in a 2 km zone trending approximately 55° from the westernmost, and largest, pegmatite (Mulligan1965). The individual dykes strike northwest to north-northwest with subvertical dips, mostly crosscutting the northeast regional foliation of the metabasalts. The pegmatite group is located inside two divergent faults striking east-northeast and north-northeast. If they are interpreted as conjugate horizontal shears, the attitude of the pegmatites would correspond to the theoretical orientation of associated tension fractures (Mulligan 1965). Out of the seven pegmatites present, the westernmost (GB) and largest was examined in detail, and two minor dykes neighboring to the east (GBB and GBC) have been sampled for geochemical characterization. The GBA dyke is largely drift-covered and poorly exposed in trenches over 250 metres along strike, which is approximately 350° with vertical dip. The width varies between 3 and 20 metres. The pegmatite contacts crosscut the regional schistosity at a low, and variable, angle. The dyke is roughly concentric in internal structure. Coarsening of grain size of the main constituents—K-feldspar, quartz, spodumene, and black tourmaline—towards the centre of the body is only locally interrupted by patches of saccharoidal albite, larger aggregates of muscovite, and by coarser albite stringers carrying garnet and beryl. Spodumene is concentrated in, but not confined to, the core. Sicklerite, most probably an alteration product of triphylite, is exceptional. The GBB and GBC dykes show similar internal structure and composition, but they are much more influenced by post consolidation tectonic activity, which is very sporadic in the GBA dyke. They split into several subparallel veins, and they generally show much more active structural evolution than the main dyke. Spodumene occurs in them only in centrally located patches.

Figure 7 - Geological setting of the Zoro Property.

As evident from the preceding descriptions, the mineralogy of all three pegmatite groups is practically identical despite the widely separated locations, different altitudes, and individualized internal structures. The only difference observed in the field lies in the distinct enrichment of the GBA dyke in tourmaline and beryl, particularly towards its northern end; in the other pegmatites, these two minerals are much less abundant. Geochemical characteristics show a close relationship between the Sherritt-Gordon and Violet- Thompson groups, and a much more advanced fractionation in the Green Bay pegmatites. This is shown repeatedly by the plots of K/Rb vs. Cs in K-feldspars and muscovite, and by the Na/ Li vs. Cs plot of beryl (Fig. 7). In the Green Bay group, the highest degree of fractionation is attained in the small dykes GBB and GBC.

Zoro Property Inferred Mineral Resource

The S-K 1300 compliant technical report summary was prepared to support ongoing exploration and development by the Company. Its primary goal was to review existing and newly discovered lithium pegmatite dykes on the property based on exploration work finished before July 2018. It would utilize the related geoscientific database to demonstrate sufficient technical merit to continue the assessment of known pegmatite dykes and to explore for repetitions of this style of mineralization.

For reporting purposes, the Zoro Property inferred mineral resource is tabulated Li2O (%). The author is unaware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that may negatively affect the economic extraction of the inferred resource.

Table 1 - Summary of In Situ Mineral Resources as of the end of fiscal year 2023

Cut-Off 0.3 Li2O%	Tonnes (t)	Grade Li2O%	Li2O tonnes
Inferred	1,074,567	0.91	10,756

The foregoing resource estimation was completed by Scott Zelligan, P. Geo, a Qualified Person, with an effective date of May 25, 2018. The Qualified Person has confirmed that there has been no change in the mineral resource estimation between May 25, 2018 and January 16, 2023. This resource covers only material within Dyke 1 at the Zoro Property. Our lithium resource is comprised entirely from one spodumene mineralized pegmatite dyke (the Zoro Dyke 1) as defined by our 2017/2018 drill programs. Dyke 1 is close to additional lithium bearing mineralization hosted in 15 spodumene pegmatite dykes that are yet undefined and does not comprise part of the existing resource. The resource remains open at depth and along strike in both the north and south directions.

Estimation was conducted only within the mineralized pegmatite with internal and external waste excluded as identified by hard boundaries. Interpretation occurred on a two-dimensional sectional basis then combined to form a three-dimensional volume model of the in-situ pegmatite dyke. No waste material in the host country rock was estimated.

Mineral Resource Estimates

Cut-off Grades

For purposes of establishing prospects of economic extraction, the cut-off grade is the grade that distinguishes material deemed to have no economic value (it will not be mined in underground mining or if mined in surface mining, its destination will be the waste dump) from material deemed to have economic value (its ultimate destination during mining will be a processing facility). Other terms used in similar fashion as cut-off grade include NSR, pay limit, and break-even stripping ratio. A cut-off of 0.3 % was chosen as the base case and is deemed a reasonable prospect for economic extraction based on similar reporting on other comparable properties, as well as the relevant factors. As stated in our SK-1300 Report for the property, the Qualified Person’s opinion is there isn’t a calculation for the cut-off grade. Future refinement of the deposit understanding will lead to a full economic grade cut-off calculation. The number is based mainly on industry standard reporting with confirmation that in principle this will be economic through the initial pit optimization calculation.

Table 2 - Grade-tonnage summaries by Li2O (%) cut-off

Li2O (%) Cut-off	Tonnes	Li2O (%)
0.3	1,074,567	0.91
0.4	946,402	0.99
0.5	881,815	1.03
0.6	780,350	1.09
0.7	721,660	1.13
0.8	629,578	1.18
0.9	515,652	1.26
1.0	419,961	1.33

The metal price used for this determination is based on a Spodumene concentrate of 6% Li2O and a price of 3,300 US$/t concentrate. The Qualified Person feels this is reasonable given the long-term anticipated demand for the commodity, the long-term timeline of this project. The operating cost assumptions are sourced from comparable open pit projects in Canada. A cut-off grade of 0.3 % was used for reporting, based on comparable open pit projects in Canada and the open pit optimization results. Optimized pit shells were generated by an Open Pit Engineering consultant to establish reasonable prospects for eventual economic extraction. The pit shells were run on the regular model cells, with blocks measuring 2.5 x 2.5 x 2.5 m. The pit slope angle was set at 50° based on preliminary estimate of the rock quality. Key input assumptions are summarized in the table below. Comparable properties are referenced, and averages derived from publicly available industry databases.

This 0.3% Li2O cut-off grade was used to measure our resources as, according to our S-K 1300 Report, that is a reasonable grade necessary to cover estimated production costs in accordance with the following criteria (in US dollars):

Table 3 - Open Pit Optimization Inputs

Inputs	Units
Spodumene Concentrate Price	US$/t conc	$3,300
Exchange Rate	US$:C$	0.77
Concentrate Grade	% Li2O	6%
Percent Payable	%	100%
Concentrate Transportation	US$/tonne	$200
Royalties	% NSR	2%
OPEX Mining Cost	C$/t mined	$4.00
Processing Cost	C$/t processed	$20.00
G&A Cost	C$/t processed	$10.00
External Mining Dilution	%	0
Mining Recovery	%	100
Process Recovery	%	90
Pit Slope Angles	Degrees	50
Strip Ratio	Waste t : Above cut-off t	4.36:1

●

This estimate uses a 6% Spodumene Concentrate price of US$3,300 per tonne. USGS tracks the spot price of 6% Spodumene Concentrate for recent calendar years, and we believe due to recent volatility that this market price is a reasonable estimate.

●	This estimated mining cost of $4 per tonne is based on an open-pit mining method used by comparable mining companies.

●	This estimated processing cost of $20 per tonne is based on internal Company estimates.

●	The estimated extraction recovery is 90% based on standard industry practices.

●

The concentrate transportation cost is based on an internal review of trucking the concentrate to the nearest train tracks (approximately 65 km) and then transporting it via rail to Churchill, Manitoba (approximately 600 km) which has a shipping port facility.

The Zoro dyke-1 mineral resource is classified entirely as an inferred mineral resource in accordance with the S-K 1300 when taking into consideration, data density, deposit geometry, likely extensions, and possible interpretation alternatives. For reporting purposes, the Zoro Property inferred mineral resource is tabulated Li2O (%). The Qualified Person is unaware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that may negatively affect the economic extraction of the inferred resource.

All data used to estimate the above reported mineral resource estimate, including sampling, analytical, and test data, has been verified by Scott Zelligan, P.Geo., a Qualified Person from the original sources. This includes a site visit to the Zoro Lithium Project, review of previously drilled intervals in person, and a comparison of the drill hole database to drill logs and assay certificates.

Other Modifying Factors

A preliminary metallurgical test was conducted to determine possible concentrate grade recoverable from the Zoro dyke-1 deposit in 2020. Automated mineralogy, coupled with geochemical analyses and mineral chemistry, provide valuable quantitative data that can be used to guide the test work and explain recoveries and potential losses. Spodumene is the primary lithium mineral in the Zoro Property pegmatite and accounts for 96% of the total lithium. Lithium losses due to other than spodumene host minerals will be minimal and favor the project. Furthermore, liberation of spodumene is 88% for the calculated head for a P80 of 600 μm. Therefore, flotation can be conducted at relatively coarse particle size to recover the spodumene. Liberation of gangue minerals including quartz (89%), Na- and K-feldspars (94%), and micas (82%) is very good. These can theoretically be rejected. Preliminary test work, HLS and combined with magnetite separation, tests indicate that it is possible to produce a high-grade (close to 6% Li2O) SC6 lithium concentrate after the rejection of iron silicate minerals. Thus, most of the spodumene should be amenable to recovery by HLS and/or flotation. The mineralogical characteristics of the pegmatite favor the economic potential of the project.

We contracted XPS Expert Process Solutions (a Glencore company) to develop a process to refine spodumene concentrate (SC6 technical specification) into a saleable battery-grade lithium hydroxide product in the Spring of 2022. Our initial 2020 metallurgical test work, done in conjunction with SGS Canada Inc, indicated that it is possible to produce a high-grade 6% Li2O concentrate. Final test results confirmed in March of 2023 that Dense Media Separation (“DMS”) and flotation of DMS Middlings together, achieved a global lithium recovery of 81.6% at a spodumene concentrate grade of 5.88% Li2O. Pyrometallurgical and hydrometallurgical testing on the DMS spodumene concentrate have shown that the final product is amenable to a flowsheet, capable of producing both battery grade lithium products, Lithium Carbonate (Li2CO3) and Lithium Hydroxide (LiOH).

The Dyke 1 metallurgical program was initiated in June of 2022 after receipt of a permit from the Manitoba government and the collection of a 489 kg of spodumene-mineralized pegmatite from historic trenches exposing Dyke 1 on the Zoro Property.

Results of Test Work

The Zoro Dyke 1 metallurgical program investigated the feasibility of lithium beneficiation by dense media and dry magnetic separation with the goal of producing a 6% Li2O concentrate from a Master Composite, at a fairly coarse particle size of -12.7/+0.5 mm. Completed HLS, DMS, and dry magnetic separation test work confirms that heavy liquid separation (HLS) demonstrates excellent potential for the recovery of an on-spec lithium concentrate from the Master Composite by dense media separation. The global lithium recovery to a cumulative HLS non-magnetic sink product at an interpolated 6% Li2O grade was high at 73.5%, at a projected SG cut-point of 2.88. Results from HLS testing were confirmed in the DMS pilot plant. DMS processing followed by dry magnetic separation produced a 5.93% Li2O spodumene concentrate, at a global lithium recovery of 66.9%, in approximately 27% of the mass which is in good agreement with the HLS results. The iron contents in the final lithium concentrates from both HLS and DMS were slightly above the 1% Fe2O3 requirement, but still acceptable for subsequent hydrometallurgical lab testing. Further improvements on the recovery of lithium can be realized by incorporating flotation and wet high-intensity magnetic separation (WHIMS) in the flowsheet to treat the DMS middlings and -0.5 mm fines. Favourable metallurgical characteristics and processing of the Dyke 1 mineralogically representative bulk sample have been confirmed by this two-phase program. The result provides confidence in the metallurgical character of spodumene-bearing pegmatite as exploration proceeds on the Zoro Property.

Exploration Activities

Between November of 2016 and January 2018, we have conducted four drilling programs on Dyke 1 and surrounding pegmatite dykes to validate historical drilling results and to test the pegmatite farther along strike and at depth.

To summarize these four drill programs:

●	Phase 1 drilling program occurred in November of 2016 and comprised 7 drillholes totaling 1,142.0 m of NQ core.

●	Phase 2 drilling begun in March of 2017 because of a successful phase 1 program. This included 7 drillholes totaling 1,088.0m of NQ core.

●	Phase 3 drilling begun in September 2017. This was a smaller program consisting of 5 drillholes totaling 710.0m of NQ core.

●	Phase 4 drilling occurred in January of 2018 testing 19 drillholes at a length of 2,472.0m.

In March 2022, a ten-hole 1,509-meter drill program was undertaken to test Mobile Metal Ions (“MMI”) soil geochemical anomalies and assess the deeper levels of high-grade spodumene pegmatite Dyke 8 discovered in 2018. A new sixteenth spodumene-bearing pegmatite dyke on the Zoro Property was discovered during this program, which was intersected by two drill holes. DDH FM22-70 drilled at -50 degrees inclination intersected two pegmatite intercepts totaling 4.9 meters with up to 15% light green spodumene crystal aggregates. A second hole, DDHFM22-70B was drilled at a steeper inclination of -65 degrees to undercut the first pegmatite intersection and this hole intersected a five-meter intercept of the same spodumene mineralized pegmatite as hole FM22-70. High-grade spodumene pegmatite Dyke 8 was discovered on the Zoro Property in 2018 by the drill testing of a Mobile Metal Ions soil geochemical anomaly. Drill hole Far18-35 testing the MMI anomaly intersected 36.5 m of spodumene-bearing pegmatite.

Figure 8 - Location of Dyke 16 In Relation to Previously Discovered Pegmatite Dykes On The Zoro Property

Assay Results

A total of 8.28 metres of spodumene-bearing pegmatite was intersected by two drill holes, DDH FM22-70 and DDHF22-70B in 2022. Spodumene-bearing pegmatite was intersected between Intersections occurred over 3.36 meters and assayed 32.44m and 35.80m downhole. Assay results vary from 0.04% to 1.33% Li2O in 4 core samples. over 3.36m. Hole-DDHFM22-70B, drilled to undercut the first pegmatite intercept, intersected 4.92m of spodumene-bearing pegmatite with lithium contents varying from 0.04% to 1.05% Li2O in 5 core samples. Assay results from hole FAR18-35 included three separate intercepts of high-grade lithium including 12.3 m of 1.1% Li2O, 4.4 m of 1.2% Li2O, and 2.2 m of 1.5% Li2O (refer to Company press release dated April 26, 2022). To date, Dyke 8 has drill indicated dimensions of 120 m in length, 5-15 m in width and has been drilled to a depth of 157 m (Company press release, April 26, 2022).

Summer 2023 Exploration Program

On September 11, 2023, the Company completed an extensive summer exploration program on its Lithium Lane Properties including the Zoro Property. Foremost announced their engagement on June 28, 2023 to undertake all further exploration and drill programs on the company's Lithium Lane Properties as well Lac Simard South in Quebec, in consultation with Mark Fedikow. Dahrouge Geological Consulting Ltd. (“DGC”) undertook a surface exploration program, including revisiting Dyke 1 for sampling. Additional sampling around prospective areas known for hosting Lithium Cesium Tantalum (“LCT”) pegmatites were carried out as well as detailed structural mapping was conducted to assist with targeting for the upcoming 2023 winter drill season.

On October 12, 2023, the Company announced positive results returned from the rock sampling including high-grade lithium values and spodumene mineralization and provided some positive assay results from its rock sampling program, returning values up to 2.13% Li2O at the Zoro Lithium Project. DGC verified the presence of spodumene-mineralized pegmatite on surface at Dyke 1. Eight pegmatite samples, five containing spodumene, were collected for assay. Assay highlights can be found in Table 3.

Figure 9 - Overview of the Zoro Property showing spodumene-bearing pegmatites and untested LCT pegmatites which are targets for future exploration.

Table 4 – Assay highlights from grab samples taken on the Zoro Property during the 2023 field program

Sample ID	Li (ppm)	Li2O (%)	Cs2O (ppm)	Ta2O5 (ppm)
153291	9883	2.13	161	44
153292	2627	0.57	178	44
153293	2979	0.64	147	60
153294	479	0.10	418	106
153295	5062	1.09	364	37
153296	6734	1.45	252	94

Quality Control and Quality Assurance

Drill core for assay purposes was sawn in half after logging and core mark-up by the Company’s geologist. Samples were collected based on an appropriate sample interval and washed to remove mud from cutting the core with the core saw. The core sample was placed into a clear plastic bag and the sample number written on the bag. An assay tag was inserted into the sample bag, one tag was inserted into the core box marking the sample location and the third tag was retained in storage. All core samples were placed into a white vinyl pail with a sample inventory, labeled and stored in a locked facility until enough samples were available for shipping. At this point the sample pails were taken to the local shipping company and loaded into a sealed transport truck. A bill of lading was signed by the geologist after the number of sample pails were counted and the shipping address confirmed. Receipt of the sample pails was acknowledged by the assay laboratory. Blanks, duplicate samples, and internal standard reference materials were included with each sample batch. Rock and soil sampling surveys were undertaken to assess the property for indications of mineralization and to provide data for possible drill targets. Rock samples were collected from outcrop exposures as representative chip samples and as channel samples cut with a rock saw. Soil Samples were collected at 25 m sampling between 10 and 25 cm below the contact between organic and inorganic soil using a Dutch auger.

Table 7 - Claim, Size and Expiry and Year Cost

Claim Name	Claim Number	Size Hectares	Expiry Date	Yearly Holding Costs	Holder
ZORO 1	P1993F	52	May/13/2067	$1,300	Foremost Lithium (formerly Far Resources)
JAKE	P3558F	250	September/1/2042	$6,250	Strider Resources Ltd
BERT	MB6304	205	May/16/2045	$4,425	Strider Resources Ltd
BERT	MB797	235	August/15/2041	$5,200	Strider Resources Ltd
JAKE 9	P3031F	256	May/26/2030	$6,400	Strider Resources Ltd
JAKE 1054	MB1054	240	July/16/2030	$6,000	Strider Resources Ltd
JAKE 2655	MB2655	255	July16/2040	$6,375	Strider Resources Ltd
JAKE 3557	P3557F	256	September/1/2030	$6,400	Strider Resources Ltd
JAKE 54199	W54199	131	January/7/2030	$3,275	Strider Resources Ltd
JAKE 10	P3032F	173	April/27/2040	$4,325	Strider Resources Ltd
JAKE 2412	MB2412	256	July/16/2040	$6,400	Strider Resources Ltd
JAKE 2413	MB2413	196	July/16/2040	$4,900	Strider Resources Ltd
JAKE 54745	W54745	245	July/8/2030	$6,125	Strider Resources Ltd
CRO 5734	MB5734	192	April/11/2040	$4,800	Strider Resources Ltd
BAZ 12131	MB12131	192	March/11/2030	$4,800	Strider Resources Ltd
BAZ12133	MB12133	256	March/11/2030	$6,400	Strider Resources Ltd

TOTAL NUMBER OF CLAIMS = 16			TOTAL AREA = 3,390 Hectares (8,377 acres)

Permitting

All mineral claims on Crown land in Manitoba are entitled to be explored without any permitting, except as indicated below. All mineral exploration programs in Manitoba require work permits for timber removal, shoreland alteration and road construction. These permits are issued annually by the provincial Department of Conservation and Climate. For more intrusive exploration, such as line cutting (using chain saws), overburden stripping, blasting and/or diamond drilling, a work permit granted under Section 7(1)(c) of The Crown Lands Act or Section 23 (1) of The Wildfires Act, Province of Manitoba is required. Permits address conditions for exploration that must be adhered to in a given work area based on the planned exploration activities. No negotiations are required for access to the property and surface rights reside with the Manitoba government. In Manitoba, a mining claim is physically staked on the ground by blazing the outline of the claim with an axe or chainsaw and erecting claim posts at the corners and along the outline of the claim. The time, claim name and claim staker’s identification is marked on a claim tag which is affixed to the claim posts. Exploration work is physically undertaken on the claim and this work is described in an assessment report that when approved by the Manitoba government assessment geologist provides credits that can be applied to the claim to keep the claim in good standing. Costs to maintain a claim are calculated at a rate of $12.50 per hectare annually for a claim held for less than 10 years. After 10 years the rate doubles to $25.00 per hectare.

Permitting of project exploration in Snow Lake is a well-defined process overseen by the local administrators. Permits required to advance this project to a development /construction stage are granted by the Departments of Environment, Wildlife, Fisheries, Historic Resources, and Mines. This process would likely take 6-8 weeks for review after completion of all other supplementary reports/studies completed.

The type and duration of the camp infrastructure required for exploration also dictates the type of permit required in Manitoba. Temporary camps established for less than one year are covered by a work permit, whereas a separate permit issued by the Manitoba Department of Labor - Fire Commissioners Office is required for exploration camps on Crown land established for periods longer than one year.

Obtaining permits for advanced exploration and exploitation requires consultations with government officials and are based on specific permit requirements.

Company	License/Permit	Issuing Authority	Issuance Date	Term
Foremost Lithium	Work Permit to drill on Crown (Manitoba) Lands	Manitoba Mineral Resources Department	December 20, 2023	April 30, 2026

Infrastructure

The Zoro Property is located 20km east of the town of Snow Lake. Nearby infrastructure includes a power line servicing the town of Snow Lake approximately 5 km south of the property, the Snow Lake airport and an all-weather gravel road 11 km west of the property, and a rail link located at Wekusko siding, 20 km to the south of Herb Lake Landing which is 30 km south of the property. The nearest road link is a seasonal road on the east side of Wekusko Lake that accesses the village of Herb Lake Landing and Provincial Highway 392 within 11km. Airstrip located 5 km to the north. The property is accessed through helicopter support and float plane charter company, operates from Snow Lake and provides easy access to the property.

Figure 12 - Showing nearby infrastructure and Zoro Property location

The town is a major support centre for smaller communities in northwestern Manitoba. There is a regional hospital in Flin Flon, a newly built shopping centre, and all the necessary infrastructure to support the local town. Hudson Bay Mining and Smelting Ltd. (“HBMS”) operates the Lalor mine and a concentrator to the south of Snow Lake.

The Snow Lake area has the necessary infrastructure in place to provide the basis for supporting other mining operations in the district. The HBMS operations represent the largest employer in the area. The presence of HBMS also provides the basis for secondary support and supply to local businesses. The municipal, regional, and provincial government activities in the area also provide significant employment. There are tourist camps and lumber operations in the district. Consequently, there is a stable and experienced workforce possessing the necessary skills in exploration and mining in the area.

Mineralogy

The Zoro Property comprises a minimum of sixteen (16) zoned pegmatite dykes that intrude Proterozoic Amisk Group volcanic and volcaniclastic rocks in a 2-km zone trending approximately 55° northwest (Mulligan, 1965 in Cerny et al., 1981; Fedikow et. al., 1993). The dykes strike north to northwest and dip vertically. Several have been described as gently dipping bodies (Bannatyne, 1985). The main, most westerly dyke or Dyke 1 outcrops along the west side of a ridge, 4.5 to 6m high, and intrudes siliceous metasedimentary rocks and amphibolite (Bannatyne, 1985). It is up to 27 m (90 ft.) wide at surface and is exposed in 16 historical cross-trenches over a length of 183m. Based on our Company’s drilling results, lithium mineralization has been defined for 265m along strike, up to 40m wide and to a depth of 265m, Individual dykes have lengths of approximately 244 m. The outer zones of the pegmatite dykes contain pink aplite and coarse feldspar, locally green muscovite, tourmaline, and occasionally beryl. Spodumene, quartz, cleavelandite, and tourmaline form core zones with interstitial coarse feldspar. Spodumene is usually coarse-grained and is sometimes altered. It is most prevalent in the central 9m (30 ft.) of the main dyke. In this dyke, spodumene crystals (up to 35 cm long) occur either in clusters, over widths of 6m or more, or associated with coarse tourmaline and perthite megacrysts; some spodumene crystals show a preferred orientation of 45° to 55° (Bannatyne, 1985). One of two parallel dykes south of the main outcrop, is 5m wide, and contains spodumene crystals in pods (up to 33 cm across). In other dykes, coarse grained spodumene is abundant in lenticular bands and fine-grained spodumene is distributed through aplitic patches (Bannatyne, 1985). Beryl occurs as white, anhedral to subhedral crystals less than 1 inch (2.5 cm) in diameter in three of the seven dykes. Columbite-tantalite and sparse minute grains of pyrite and chalcopyrite were found in thin sections (Green Bay Mining & Exploration Ltd., Corporation File).

Development Activities

A drone-assisted magnetic and Lidar survey was undertaken by EarthEx Geophysical Solutions Inc (“EarthEx”) between May 28 and June 15, 2022, and comprised 1,264.7-line km. The completed UAV-assisted magnetic and LiDAR surveys were part of the base data sets along with MMI soil geochemical data, mapping, prospecting data and drill core data formed into an amalgamated data set. to determine best drill targets for an upcoming drill program. See “Exploration Activities” for more information.

We announced on December 28, 2023 a 30-hole winter drill program would commence on the property in Q1 of 2024. DGC plans to focus its drilling on our inferred resource at inferred resource at Dyke 1, a single high-grade lithium bearing spodumene pegmatite The focus of the drill program was Dyke 1, which had not been drilled since 2018 and is open along strike and at depth, providing Foremost the potential for excellent resource development. The mineralization on Dyke 1 is defined for 265 metres along strike and to a depth of 265 metres and attains widths of up to 40 metres. Plans included further investigation of the spodumene-bearing pegmatites, Dykes 8, 3 and 16.

Figure 10 - 3-D Model of Dyke 1 with historic drillholes

On March 28, 2024, the Company provided an update to the drill program reporting the widest drill intercept to date with an intersection of spodumene-bearing pegmatite at Dyke 1, spanning a cumulative length of 32.53 meters. Drilling on the Zoro Property commenced in February of 2024, with holes FL2024-001 through FL2024-006 first targeting Dyke 8 and surrounding areas. Drilling confirmed spodumene presence in some drill core. Drilling then moved to focus on Zoro’s Dyke 1, the company’s inferred resource. Based on a comprehensive geological review, Dahrouge Geological Consulting (“DGC”) has identified the southern extension of Dyke 1 as a priority target. This section of Dyke 1 remains largely unexplored with limited historical drilling.

Drilling will further explore mineralization in order to create what is presently expected to be a geological framework for an updated Regulation SK-1300 resource estimate. To date, a total of 10 drill holes have been reported to be completed on the property covering approximately 2,100 meters. For detailed information of each drill hole see tables 5 and 6 below.

Table 5 – 2024 Drilling Header Summary

Hole ID	Target	Core Size	Hole Depth (m)	Grid	Northing	Easting	Elevation	Azimuth	Dip
FL24-001	Dyke 8	NQ	124	NAD83 / UTM zone 14N	6080344	6080344	290	68	-55
FL24-002	Dyke 8	NQ	179	NAD83 / UTM zone 14N	6080311	6080311	290	68	-65
FL24-003	Dyke 8	NQ	124.98	NAD83 / UTM zone 14N	6080391	6080391	290	77	-55
FL24-004	Dyke 8	NQ	149	NAD83 / UTM zone 14N	6080251	6080251	290	100	-65
FL24-005	Dyke 8	NQ	119	NAD83 / UTM zone 14N	6080201	6080201	288	93	-45
FL24-006	Dyke 8	NQ	125	NAD83 / UTM zone 14N	6080116	6080116	288	102	-45
FL24-007	Dyke 8	NQ	248	NAD83 / UTM zone 14N	6079098	6079098	276.6	74	-45
FL24-008	Dyke 1	NQ	394	NAD83 / UTM zone 14N	6079080	6079080	277.1	73	-55
FL24-009	Dyke 1	NQ	308	NAD83 / UTM zone 14N	6078940	6078940	284.9	77	-55
FL24-010	Dyke 1	NQ	288.88	NAD83 / UTM zone 14N	6078940	6078940	284.9	77	-45

Table 6 – 2024 Pegmatite Interval Summary

Hole number	From	To	Length	Rock Type
FL24-001	41.78	44.07	2.29	Pegmatite
FL24-001	56.56	62.12	5.56	Spodumene Pegmatite
FL24-002	71.62	75.36	3.74	Spodumene Pegmatite
FL24-002	80.73	81.7	0.97	Pegmatite
FL24-002	84.08	89.19	5.11	Spodumene Pegmatite
FL24-003	13.92	15.23	1.31	Pegmatite
FL24-003	19.78	24.4	4.62	Pegmatite
FL24-003	37.52	39.1	1.58	Pegmatite
FL24-005	26.34	27.6	1.26	Pegmatite
FL24-005	78.22	79.06	0.84	Pegmatite
FL24-006	69.41	71.1	1.69	Pegmatite
FL24-007	79.64	80.19	0.55	Pegmatite
FL24-009	196.23	206.38	10.15	Spodumene Pegmatite
FL24-009	222.09	233.04	10.95	Spodumene Pegmatite
FL24-009	234.37	245.8	11.43	Spodumene Pegmatite
FL24-010	174.57	177.48	2.91	Pegmatite
FL24-010	177.48	188.76	11.28	Spodumene Pegmatite

Core sample assays remain to be announced as current processing is underway at the laboratory. Results are anticipated to be reported in batches in the coming weeks.

Jean Lake Lithium and Gold Property

The Jean Lake Property is an exploration stage property situated along the Thompson Brother Trend in west-central Manitoba 15 kilometers east of the historic town of Snow Lake, Manitoba, Canada. The property is located at UTM coordinates 451,000mE and 6,078,000mN. (GPS coordinates are 54.82104, -99.77023). Access to the property is by fixed wing or rotary wing transportation from the community of Snow Lake or by boat from Bartlett’s Landing on Provincial Road 39. The Jean Lake Property has no mineral reserves or mineral resources under S-K 1300. The Jean Lake Property consists of 5 mineral claims covering approximately 2,476 acres (1,002 hectares).

Figure 13 - Drone Magnetic Survey Map – different colors indicate highs and lows in the ground (the white gap in-between colors on map is powerline)

Geology

The Jean Lake Property is hosted by the Early Proterozoic (1.832 Ga) Rex Lake Plutonic Complex which is a circular intrusion 8 km in diameter. The property hosts the historic west-northwest striking Beryl lithium pegmatites rediscovered in August of 2021 in blasted trenches beneath 80 years of organic deadfall and glacial sediment. The 270-degree trending dykes are characterized by coarse grained light green spodumene crystals in a matrix of potassium feldspar, quartz, and muscovite. The host rocks are coarsely porphyritic gabbro. The property also hosts the shear zone-hosted Sparky gold occurrence discovered in 1918. The gold mineralization is associated with disseminated and near-solid fracture fillings consisting of fine grained to blocky arsenopyrite with lesser pyrite and chalcopyrite hosted within sheared and silicified massive basalt. The mineralization is developed within variably altered mafic to intermediate intrusive rocks of the Early Proterozoic Rex Lake Plutonic Complex (RLPC) that underpins the Jean Lake property. The B1 pegmatite is also hosted by the RLPC within structures trending at approximately 270o-290o. This intersection occurs in a shear zone at or near the base of the B1 pegmatite in fine grained gabbro.

Exploration Activities

A drill program was announced on November 21, 2022, of which we identified 14 high quality targets through a combination of prospecting and airborne geophysics. The drill program tested a variety of targets on the property using the integrated results of magnetic surveys, rock and soil geochemical surveys and outcrop prospecting and commenced on December 2, 2022. In June 2023, we provided the results of the completed 3,002 meters inaugural diamond drill program. The drill program tested targets for lithium and gold, based on integrated prospecting, UAV-borne magnetic survey results, MMI soil geochemical surveys and outcrop rock chip analyses.

The Jean Lake drill program intersected numerous gold mineralized intervals at vertical depths up to 110 m below surface as well lithium at the B1 spodumene bearing pegmatite. The locations of drill holes that intersected gold mineralized intervals are illustrated in Figure 1, in addition to the B1 drill hole location. Details of the lithium and gold intersections are provided in the table below.

Table 8 - 2022 – 2023 Program Lithium and Gold Intersections in Drill Holes

Hole ID	Easting	Northing	Strike	Dip	Depth	Intercept in Meters
FM23-01A	452688	6076420	205	-66	62m	1.26% Li2O over 0-3.35m
FM23-01A	452688	6076420	205	-66	62	2.46 g/t Au over 3.70m from 41.30m-45m
FM23-04A	452743	6076529	90	-45	80	11.27 g/t Au over 2.75m from 73.75m-76.5m including 91.8 g/t Au over 0.32mfrom 74.74 - 75.06m
FM23-08	452877	6076534	245	-45	134	1.44 g/t Au for 0.32m from 11.33m-11.65m and 7.50 g/t Au for 7.66m from 94.35m-102.01m including 29.95 g/t Au for 1.77m from 94.35m-96.12m and 1.28 g/t Au for 0.3m from 107.6m-107.9m
FM23-08A	452878	6076543	110	-45	173	1.51 g/t Au for 0.52m from 95.18m-95.7m
FM23-13	452667	6076898	270	-45	125	0.94 g/t Au for 1.23m from 121.30m-122.53m
FM23-14	452732	6076854	270	-45	158	1.23 g/t Au for 2.85m from 151.24m-154.09m
FM23-22	450367	6073940	314	-45	125	3.04 g/t Au for 0.68m from 102.92m-103.6m
FM23-25	452347	6076330	120	-45	114	2.07 g/t Au for 3.49m from 25.3m-28.79m including 6.86 g/t Au for 0.54m from 25.30m-25.84m and 1.27 g/t Au for 2.4m from 69.6m-72m

Figure 14 - Lithium and Gold Intersections in 2022/2023 Drill Holes

Lithium B1-B2 Pegmatite

The historic B1 pegmatite was tested to assess the width and extent of observed high-grade spodumene mineralization exposed at surface. Drilling included a down dip hole to assess the vertical extent of the spodumene and the dimensions and attitude of the B1 pegmatite. Drilling combined with field observations have definitively concluded that both B1 and B2 are from a single pegmatite dyke with a strike length of greater than 325m. The drill program identified and provided preliminary dimensions for a high-grade zone of lithium mineralization at the B1 pegmatite. The vertical extent of high-grade lithium appears to be restricted to the upper portions of the B1 dyke exposed in outcrop at the drilled locations.

FM23-01A was drilled down plunge and intersected pegmatite to a depth of 41.3 metres. An intersection of a 3.35 metre zone of spodumene mineralization between surface and 3.35m assayed 1.26% Li2O. FM23-01 was drilled from north to south just north of the B1 exposure to undercut the surface exposure of high grade spodumene mineralization and intersected 20 m of pegmatite between 6 and 26 m. Spodumene was not observed in the core. No other significant Li2O assays were obtained from drill holes testing the B1 pegmatite in this campaign. The east end of the B1 pegmatite is marked by a trenched exposure of high-grade spodumene bearing granitic pegmatite originally referred to as the B2 pegmatite. FM23-06 was drilled at -45o to test the pegmatite beneath the trench and intersected a 4.4 m intercept of spodumene-bearing pegmatite between 32.88 and 37.3 m. The maximum lithium assay was 0.61% Li2O. FM23-07 was drilled at -60o to undercut hole FM23-06 and intersected a wider 10 m zone of pegmatite from 54.42-64.45 m but with lower lithium contents. The maximum Li2O assay from this drill hole was 0.2% Li2O from 10 core samples.

Gold

The 2022-2023 drill program documented gold mineralized intersections of variable widths in eight drill holes. The gold mineralized zones in drill core extend from surface to a vertical depth below surface of 110 m. A summary based on the observed characteristics of the gold intersections is outlined in the chart below and the general and specific characteristics of each gold mineralized intersection is discussed.

Drill hole FM23-01A, originally collared to test the down plunge extent of the spodumene mineralization in the B1 pegmatite intersected a 3.70-m-wide intercept of 2.47g/t gold in a silicified sheared mafic intrusion. Gold is associated with disseminated arsenopyrite, pyrite and chalcopyrite. The mineralized shear zone occurs between the base of the B1 pegmatite and the adjacent mafic intrusion at a point of rheologic difference.

Summary of Gold Intersections in Drill Holes

Hole ID	Easting	Northing	Strike	Dip	Depth	Intercept in Meters
FM23-01A	452688	6076420	205	-66	62	2.46 g/t Au over 3.70m from 41.30m-45m

FM23-04A	452743	6076529	90	-45	80	11.27 g/t Au for 2.75m from 73.75m-76.5m including 91.8 g/t Au over 0.32m from 74.74 – 75.06m

FM23-08	452877	6076534	245	-45	134	1.44 g/t Au for 0.32m from 11.33m-11.65m
						and
						7.50 g/t Au for 7.66m from 94.35m-102.01m including
						29.95 g/t Au for 1.77m from 94.35m-96.12m
						and
						1.28 g/t Au for 0.3m from 107.6m-107.9m

FM23-08A	452878	6076543	110	-45	173	1.51 g/t Au for 0.52m from 95.18m-95.7m

FM23-13	452667	6076898	270	-45	125	0.94 g/t Au for 1.23m from 121.30m-122.53m

FM23-14	452732	6076854	270	-45	158	1.23 g/t Au for 2.85m from 151.24m-154.09m

FM23-22	450367	6073940	314	-45	125	3.04 g/t Au for 0.68m from 102.92m-103.6m

FM23-25	452347	6076330	120	-45	114	2.07 g/t Au for 3.49m from 25.3m-28.79m including
						6.86 g/t Au for 0.54m from 25.30m-25.84m
						and
						1.27 g/t Au for 2.4m from 69.6m-72m

Gold mineralization in DDH FM32-04A occurs within a zone of white to grey, fine-grained quartz veins with 1-2% disseminated arsenopyrite. The 11.27 g/t gold over 2.75 m includes a narrow zone of 91.8 g/t gold over 0.32 m is hosted within a dark grey-green, medium to coarse grained mafic intrusion. A broad zone of 7.66 m is the widest gold intercept of the drill program and is developed within an altered mafic intrusion. This mineralized zone consisted of 1-2% molybdenite and arsenopyrite occurring at the edges of a fine-grained white quartz vein. A higher but narrower zone of 102 g/t gold was obtained from a 0.48 m zone containing molybdenite. This elevated gold assay can be attributed to the presence of a very fine grain of visible gold in this assay sample interval.

To assess the area of the FM23-08 gold intercept DDH FM23-08A was drilled at 180 degrees in the opposite direction to assess the area for possible additional gold mineralization. The result was a 0.52 metres wide gold-bearing intercept. Drill holes FM23-13 and FM23-14 intersected narrow gold zones varying in width from 1.23 metres to 2.85 metres at depths between 120 metres and 154 metres, respectively. Distinctive alteration was noted to accompany the 0.68 m gold mineralized intercept of 3.04 g/t in FM23-22. The 3.49 m-wide near-surface gold intercept of 2.07 g/t in DDH FM23-25 occurs between 25.3 m and 28.79 m in a zone of white to dark green chloritic quartz veins.

Of interest is the occurrence of 2.46 g/t Au over 3.70m from 41.30m-45m in FM23-01A. Gold is associated with quartz veins and arsenopyrite.

Summer 2023 Exploration Program

On September 11, 2023, the Company completed an extensive summer exploration program on its Lithium Lane Properties including the Jean Lake Lithium-Gold property. This included prospecting and rock sampling for highly prospective areas for Lithium Cesium Tantalum (“LCT”) pegmatites. Spodumene-pegmatite occurrences (B1, B2, and B3) that are collectively known as the “Beryl Pegmatites” were sampled and mapped in further detail to assist with drill targeting for the upcoming drill season. Additional overburden was stripped from the B1 and B2 occurrence, revealing more spodumene mineralization. Four chip samples were collected during the 2023 field program, three of which were from spodumene bearing pegmatite.

Figure 15 - Map of 2023 Sample Location on the Jean Lake property.

Samples taken from the B1 pegmatite hosted coarse-grained, pale green spodumene that ranged from 5 cm to 0.70 m (Photo 1). Samples taken from the B2 pegmatite hosted abundant apple-green to yellow-green spodumene that ranged from 5 cm to 15 cm (Photo 3). Assay highlights are presented in Table 9 below.

Table 9 – Assay highlights from Jean Lake property field program

Sample ID	LI (ppm)	LI2O (%)	Cs2O (ppm)	Ta2O5(ppm)
153026	8434	1.82	24	1
153027	64	0.01	1	0
153029	8635	1.86	27	10

Figure 16 - Large spodumene crystals found in outcrop at the B1 pegmatite; Sample 153026.Assay highlights are presented in Table 10 below.

Table 10 – 2023 Assay Highlights

Sample ID	LI (ppm)	LI2O (%)	Cs2O (ppm)	Ta2O5(ppm)
153026	8434	1.82	24	1
153027	64	0.01	1	0
153029	8635	1.86	27	10

Quality Control and Quality AssuranceThe Jean Lake Drill program follows the same protocols as that were followed in the Zoro Drill Program. See “Material Properties – The Lithium Lane Properties – Zoro Property – Quality Control and Quality Assurance” for discussion of quality control.

Table 11 - Jean Lake Property Claim Details

Claim Name	Claim Number	Size Hectares	Expiry Date	Yearly Holding Costs	Holder
MB8247	JOL8247	233	April 12, 2084	$2,912.50	Mount Morgan
MB8248	JOL8248	207	April 12, 2084	$2,587.50	Mount Morgan
MB8428	JOL8428	255	June 29, 2084	$3,187.50	Mount Morgan
MB9419	JOL9419	143	October 30, 2084	$2,050	Mount Morgan
MB8429	JOL8429	164	June 29, 2084	$1,787.50	Mount Morgan

TOTAL NUMBER OF CLAIMS = 5			TOTAL AREA = 1,002 Hectares (2,476 acres)

Permitting and Licensing

We have to take the necessary exploration efforts to define drill targets before making an application for permits. We utilize previously acquired UAV-assisted magnetic and Lidar survey results and new rock and soil geochemistry and prospecting to determine our targets. After summer field work is complete and drill targets are defined, we will make an application for a work (drill) permit at the Mining Permits office of the Manitoba Government. We will be required to submit the number of holes, location and metres on the application, or it will not be accepted by the Manitoba Government. Such permits generally are awarded within 3 weeks of application submission. For a full outline of permitting requirements in Manitoba, see “Material Properties – The Lithium Lane Properties – Zoro Property - Permitting”.

Table 12 – Exploration Permits

Company	License/Permit	Issuing Authority	Issuance Date	Term
Foremost Lithium	Work Permit to drill on Crown (Manitoba) Lands	Manitoba Mineral Resources Department	December 18, 2023	April 30, 2026

Infrastructure

The Jean Lake Property is located 15km east of the town of Snow Lake. See ““Material Properties – The Lithium Lane Properties – Zoro Property - Permitting” for discussion of nearby infrastructure.

Development Activities

EarthEx flew a drone-assisted magnetic survey over the entire property in 2022 and completed a UAV assisted high-resolution airborne magnetic survey. The survey was conducted between June 15th, 2022, and October 6th, 2022, comprised 2990.5-line km, and identified specific areas of interest. They were interpreted as linear trends defined as the extension of the magnetic signatures of the coarse spodumene-bearing Sherritt Gordon #1 and #2 and the Grass River pegmatite dykes currently being explored and developed by Snow Lake Resources Ltd. Mobile Metal Ion responses in soils collected over and adjacent to these magnetic anomalies and those associated with Foremost’s high-grade Beryl pegmatite are characterized by elevated lithium, rubidium, cesium, niobium and the rare earth elements. As such, coincident magnetic lows and elevated MMI responses for lithium and related elements, will be drill tested.

Ongoing exploration, consisting of prospecting and geochemical surveys, was continued was continued utilizing the results from completed drone-assisted magnetic surveys to assess the potential for additional spodumene bearing pegmatites and continue exploration for gold mineralization on the Jean Lake property. We announced in December of 2023 intentions to conduct a 2,500 15-hole drill program in 2024.

Grass River Property

The Grass River Property is an exploration stage property located 30 km east of the historic town of Snow Lake, 6.5 kilometers east of the Zoro Property. The Grass River Property hosts 10 pegmatites exposed in outcrop and 7 drill-indicated spodumene-bearing pegmatite dykes and is located with UTM coordinates 465,500mE and 6,090,000mN (GPS coordinates are 54.89712, -99.40356) as illustrated on figure 9 below. The property is accessed via helicopter. The Grass River Property has no mineral reserves or mineral resources under S-K 1300.

Figure 17 - The Grass River Property Claim Block (“GRC”)

Geology

The Grass River Property is underlain by Ocean Floor volcanic rocks of the Roberts Lake allochthon and lesser amounts of Missi Group sedimentary rocks. The Ocean Floor rocks comprise mafic volcanic rocks and related intrusions and the Missi Group consists of sandstone, siltstone, mudstone, and quartzo-feldspathic gneiss and migmatite.

Figure 18 - Grass River Property illustrating its two new claims Joining Peg North

Table 13 - Grass River Property Claim Details

Claim Name	Claim Number	Size Hectares	Expiry Date	Yearly Holding Costs	Holder
GRC12708	MB12708	179	January 11, 2029	$2,237.50	Foremost Lithium
GRC12709	MB12709	256	January 11, 2029	$3,200	Foremost Lithium
GRC12710	MB12710	240	January 11, 2029	$3,000	Foremost Lithium
GRC12717	MB12717	240	January 11, 2029	$3,000	Foremost Lithium
GRC12718	MB12718	224	January 11, 2029	$3,200	Foremost Lithium
GRC12719	MB12719	224	January 11, 2029	$3,000	Foremost Lithium
GRC12721	MB12721	256	January 11, 2029	$3,200	Foremost Lithium
GRC12722	MB12722	256	January 11, 2029	$3,200	Foremost Lithium
GRC12723	MB12723	256	January 11, 2029	$3,200	Foremost Lithium
GRC12724	MB12724	217	January 11, 2029	$2,712.50	Foremost Lithium
GRC12725	MB12725	127	January 11, 2029	$1,587.50	Foremost Lithium
GRC12726	MB12726	192	January 11, 2029	$2,400	Foremost Lithium
GRC12727	MB12727	256	January 11, 2029	$3,200	Foremost Lithium
GRC12728	MB12728	256	January 11, 2029	$3,200	Foremost Lithium
GRC12729	MB12729	256	January 11, 2029	$3,200	Foremost Lithium
GRC12730	MB12730	217	January 11, 2029	$2,712.50	Foremost Lithium
GRC12731	MB12731	131	January 11, 2029	$1,637.50	Foremost Lithium
GRC12732	MB12732	199	January 11, 2029	$2,487.50	Foremost Lithium
GRC12733	MB12733	256	January 11, 2029	$3,200	Foremost Lithium
GRC12734	MB12734	256	January 11, 2029	$3,200	Foremost Lithium
GRC12735	MB12735	256	January 11, 2029	$3,200	Foremost Lithium
GRC12736	MB12736	217	January 11, 2029	$2,712.50	Foremost Lithium
GRC12737	MB12737	202	January 11, 2029	$2,525	Foremost Lithium
GRC12738	MB12738	206	January 11, 2029	$2,575	Foremost Lithium
GRC12739	MB12739	207	January 11, 2029	$2,587.50	Foremost Lithium
GRC12740	MB12740	207	January 11, 2029	$2,587.50	Foremost Lithium
GRC14699	MB14699	160	December 04, 2024	$2,000	Foremost Lithium
GRC14700	MB14700	160	December 04, 2024	$2,000	Foremost Lithium

TOTAL NUMBER OF CLAIMS = 29			TOTAL AREA = 15,664 acres (6,339 hectares)

Permitting

We have to take the necessary exploration efforts to define drill targets before applying for permits. We utilize previously acquired UAV-assisted magnetic and Lidar survey results and new rock and soil geochemistry and prospecting to determine our targets. Once field work is complete and drill targets are defined, an application for a work (drill) permit with the Mining Permits office of the Manitoba Government is submitted. For the application, we will be required to submit the number of holes, location and metres on the application, or the application will not be accepted by the Manitoba Government. These kinds of permits generally are awarded within 3 weeks. For a full outline of permitting requirements in Manitoba, see Material Properties – The Lithium Lane Properties – Zoro Property - Permitting”.

Infrastructure

The Grass River Property is located 25 km east of the town of Snow Lake. It is the furthest distance from Snow Lake of all the lithium lane properties and was staked by the company in 2022. Access is by air support only as there is no current infrastructure due to remote location in relation to our other properties.

Development Activities

A prospecting program commenced in the Summer of 2023 to supplement the geophysical and geochemical targets. Eleven (11) samples collected from visible, granitic pegmatite exposures. This verified the 1950s exploration work undertaken on the property, verified in the assessment files housed in the office of the Manitoba Mining Recorder and subsequently mapped by the Manitoba Geological Survey. Time on the property was restricted during the exploration program due to the 2023 forest fires and accessibility was limited.

Earthex was contracted to perform a drone-assisted magnetic survey on the property as they have a technology to produce high-resolution images, to define the 3D location, shape, size, and distribution of potential spodumene rich pegmatite dykes. The data interpretation and results from a drone-assisted magnetic and Lidar surveys conducted between April 14 and May 27, 2022, and comprised 2,734.1-line km.

Figure 19 - 2023 Pegmatite Samples on the GRC Property

Future exploration work will focus on underexplored pegmatites exposed in surface together with the 7 drill-indicated spodumene-bearing dykes.

Peg North Property

The Peg North Property is an exploration stage property located in the historic mining district of Snow Lake, Manitoba. The Peg North Property is located via coordinates on the map below at is located with UTM coordinates 455,000 to 470,000mE by 6,085,000 to 6,098,000mN (GPS coordinates are 54.96833, -99.53539). The Peg North Property has no mineral reserves or mineral resources under S-K 1300. This is the largest and newest of our Lithium Lane Properties consisting of 28 mineral claims covering 16,697 acres (6,757 hectares), hosting 5 known pegmatite dykes and capture the Northern extension of the Crowduck Bay fault.

Figure 20 - Peg North Property Map

Geology

The Peg North Lithium Property is located at the east end of the Flin Flon-Snow Lake greenstone belt. The Paleoproterozoic Flin Flon-Snow Lake Belt is approximately 200 km in strike length and has an exposed width of up to 70 km. The Belt is overlain to the south by Ordovician Red River Formation sandstone, limestone, and dolomite of the Western Canada Sedimentary Basin, and is bordered to the north by high-grade paragneiss and granitoid rocks of the Kissey new Domain. The Flin Flon Belt is interpreted to be an accreted assemblage of oceanic to continental margin arc terrane, interspersed with oceanic basins representing back-arc, fore-arc, and oceanic settings.

Table 14 - Peg North Property Claim Details

Claim Name	Claim Number	Size Hectares	Expiry Date	Yearly Holding Costs	Holder
PEG 13176	MB13176	140	June 5, 2035	$1,750	Strider Resources Ltd.
PEG 13177	MB13177	220	June 5, 2030	$2,750	Strider Resources Ltd.
PEG 13181	MB13181	220	June 5, 2030	$2,750	Strider Resources Ltd.
PEG 13178	MB13178	256	June 5, 2034	$3,200	Strider Resources Ltd.
PEG 13182	MB13182	256	June 5, 2030	$3,200	Strider Resources Ltd.
PEG 13184	MB13184	256	June 5, 2030	$3,200	Strider Resources Ltd.
PEG 13179	MB 13179	256	June 5, 2030	$3,200	Strider Resources Ltd.
PEG 13183	MB 13183	256	June 5, 2035	$3,200	Strider Resources Ltd.
PEG 13282	MB13282	256	May 6, 2029	$3,200	Strider Resources Ltd.
PEG 13285	MB13285	256	May 18, 2030	$3,200	Strider Resources Ltd.
PEG 13283	MB13283	256	May 6, 2030	$3,200	Strider Resources Ltd.
BEND 13286	MB13286	256	May 6, 2030	$3,200	Strider Resources Ltd.
BEND 13284	MB13284	256	May 6, 2030	$3,200	Strider Resources Ltd.
BEND 13210	MB13210	256	January 12, 2029	$3,200	Strider Resources Ltd.
BEND 13209	MB 13209	256	January 12, 2029	$3,200	Strider Resources Ltd.
BEND 12671	MB12671	256	April 23, 2030	$3,200	Strider Resources Ltd.
BEND 13279	MB13279	256	May 18, 2029	$3,200	Strider Resources Ltd.
BEND 13474	MB13474	256	January 12, 2029	$3,200	Strider Resources Ltd.
BEND 13473	MB13473	256	January 12, 2029	$3,200	Strider Resources Ltd.
BEND 13280	MB13280	256	May 6, 2030	$3,200	Strider Resources Ltd.
BEND 13277	MB13277	256	May 6, 2030	$3,200	Strider Resources Ltd.
BEND 13281	MB13281	256	May 6, 2030	$3,200	Strider Resources Ltd.
BEND 13278	MB13278	256	May 6, 2030	$3,200	Strider Resources Ltd.
LITH 13213	MB13213	190	January 29, 2035	$2,375	Strider Resources Ltd.
LITH 13212	MB13212	172	January 29, 2035	$2,150	Strider Resources Ltd.
LITH 13477	MB13477	245	January 29, 2035	$3,062.50	Strider Resources Ltd.
LITH 13478	MB13478	248	January 29, 2035	$3,100	Strider Resources Ltd.
LITH 13476	MB13476	202	January 29, 2035	$2,525	Strider Resources Ltd.

TOTAL NUMBER OF CLAIMS = 28			TOTAL AREA = 6,757 Hectares, (16,697 acres)

At the project scale the general and detailed geology for the Peg North Lithium Property is underlain by Ocean Floor volcanic rocks of the Roberts Lake allochthon and lesser amounts of Missi Group sedimentary rocks. The Ocean Floor rocks comprise mafic volcanic rocks and related intrusions and the Missi Group consists of sandstone, siltstone, mudstone, and quartzo-feldspathic gneiss and migmatite.

Permitting

Once summer field work and drill targets are defined, we will submit an application for drilling to the Mining Permits office of the Manitoba Government For a full outline of permitting requirements in Manitoba, see ”Material Properties – Zoro Property – Permitting”

Infrastructure

The Peg North Property is located 20km east of the town of Snow Lake. See “Material Properties – The Lithium Lane Properties – Zoro Property - Infrastructure”.

Development Activities

Our Company announced that Dahrouge Geological Consulting Ltd would be conducting a summer exploration program on The Peg North Property. Forty-five (45) pegmatites were mapped and sampled. Additionally, 174 MMI samples were collected from the area of a large magnetically depleted zone that occurs at the southern end of the previously unrecognized sinistral fault structure identified from a UAV-assisted magnetic survey.

Figure 21 - 2023 MMI Samples on the Peg North Property

A high volume of pegmatite dykes were discovered and sampled during the 2023 field exploration campaign highlighting the prominence of the Crowduck Bay Fault. A large portion of the property was inaccessible and remains unexplored due to forest fires, inhibiting access.

On October 9, 2023, we announced EarthEx embarked on a program to Snow Lake on the Peg North claim block to commence LiDAR surveying which would complete the collection of LiDAR and high-resolution magnetics over the entirety of its Lithium Lane Properties. Results from the 2023 summer exploration program, coupled with regional/local geological assessments, historical data, and high-resolution geophysics will be essential for future exploration data sets for the inputs to enable an efficient and effective drill targeting strategy.

Foremost Lithium’s Exploration and Growth Strategies

We analyze each of the Lithium Lane Properties in detail to determine their current status and scheduled future activities. This is the fundamental execution strategy that we employ to create hard rock lithium resources in Snow Lake, Manitoba, Canada.

How Data Adds Value from Prospecting to Production

Finding ard rock lithium mineralized spodumene mine requires judicious and methodical work. Our approach is to have a dedicated experienced technical team use all available modern subsurface characterization techniques together with historical field data. Exploration capital is fundamental to gaining the requisite data, which is then processed into knowledge and understanding of the lithium deposit.

Phase 1: Acquire Quality Claims

There are two key factors that have allowed us to acquire our properties:

●

Working from the known - Lithium mineralized spodumene pegmatite dykes tend to form in clusters, or fields in prolific belts, hosted by fault structures which permit economic deposition. The Snow Lake pegmatite fields are hosted by the Crowduck Bay fault which runs (strikes) South-West to North-East from Wekusko Lake up into the mouth of the Grass River. For example, Cerney, et. al. [1981] , Frarey, et. al. [1950], Bailes [1985] Cancelled Assessment Files (CAF) of the Manitoba government, and Jay Kay Exploration Syndicate exploration drilling logs from 1959 provided compelling regional data and supported evidence of a significant spodumene mineralized pegmatite field in this specific area.

●

Community Engagement –. We focus on relationships that provide options for acquisition. We have either staked, acquired, or hold options to acquire and control 78 claims over 43,000 acres (17,500 hectares) in the Snow Lake pegmatite fields, including the entire northern extension of the Crowduck Bay Fault. To date, we have mapped and defined numerous spodumene mineralized pegmatite occurrences and identified 16 spodumene-bearing pegmatites on the Lithium Lane Properties.

Phase 2: Prospecting

After acquiring a property, we conduct our first pass of prospecting outcrop areas, which focuses on known pegmatites as well as additional lithium-bearing pegmatites. Includes surficial geochemical surveys including MMI to help delineate new targets and is integrated with other geoscientific databases.

Phase 3: UAV-Borne Magnetic Surveys

The Company follows the same scientific methodical approach on all its lithium projects for future exploration and drill programs. Some of the valuable tools and steps include using flying UAV-borne magnetic surveys.This system's resolution has provided excellent litho-structural detail over all Foremost's Lithium Lane Properties and has generated detailed 3D models of the magnetic sources on the properties.

The resolution of the mag survey and the exMAG system allows targeting of bedrock structures which may host lithium pegmatite deposits, which when coupled with 3D products from inversion of magnetic survey data provides an excellent source of information for Foremost Lithium to define drill-targets on its property based on its magnetic signatures including both magnetic and non-magnetic targets. The combination of previously flown magnetics, and LiDAR collected by EarthEx have revealed numerous important features across the various properties, including structures in the exMAG drone-borne magnetic data which line up with known pegmatite occurrences, other structures in the vicinity of known pegmatites which suggest a pegmatite dyke swarm may be present; topographic expressions which may indicate bodies resistive to weathering, such as pegmatites, are present.

On November 3, 2022, the Company completed a UAV-assisted high-resolution airborne magnetic survey on its Lithium Lane Properties. Foremost contracted EarthEx which flew a total of 7,472.7-line km over the entire 43,276-acre/17,513 hectares land package.

Magnetometer Survey Details

The drone magnetometer surveys (Figures 9 and 10) were flown with a flightline azimuth of 070º and flightline spacing of 25 m. Tie lines were established at 250 m spacing. Each property survey and the number of line km flown included:

1.	Grass River Lithium Property: Survey was conducted between April 14 and May 27, 2022, and comprised 2,734.1-line km;

2.	Zoro Lithium Property: Survey was conducted between May 28 and June 15, 2022, and comprised 1,264.7-line km;

3.	Jean Lake Property: Survey was conducted between November 29, 2021, and December 20, 2021, and comprised 483.4-line km; and

4.	Peg North Property: Survey was conducted between June 15th, 2022, and October 6th, 2022, and comprised 2990.5-line km.

Figure 22 - Drone Carrying a Magnetometer.

Phase 4: Preparation

After the survey is conducted, we scientifically define drill targets via preparatory work programs and de-risk the targets with final visual reference.

Phase 5: Drilling

The first four phases allow us to determine a number of targets. On each target, we then determine where economic mineralization exists, and bring drill rigs to site. The drilling phase includes the following steps:

●	Drilling – Diamond drills allow exploration holes that can be hundreds of meters deep. Each hole extracts a small diameter of rock (referred to as “Core”) from the subsurface.

●

Core logging – The details of each drill hole (such as rock type, structure, alteration) must be logged extensively and accurately. Core is analyzed and reviewed for visible prospective minerals of interest. We look for visible concentrations of spodumene mineralization hosted within a pegmatite dyke structural fabric.

●	Assay Results – Core samples are submitted to the lab for assays that determine how much Li2O is present in the rock.

●	Re-Interpretation – We conduct live interpretation of the drill data, creating a dynamic drill program.

Phase: 6: Discovery

Our Discovery phase consists of uncovering and interpreting the quality and quantity of ore. All of the information learned in the previous phases inform the specific targeting and subsequent drilling of high value exploration targets.

Additional Phases

Assessment

When initial drilling yields positive results, we will start step out drilling to see how far the mineralization extends along a strike azimuthal trend, and if it goes deeper. Once we have more information on these boundaries, we can commence infill drilling, which is drilling in the gaps between existing holes to build confidence in the cumulative size and grade of the mineralization, to provide more information that can be used to determine if we have a discovery. We have drilled 90 exploration holes, which represent just over 12,000m of diamond drill core on our Zoro Property. That core has been logged and integrated into our 3D data model. Assay results on 60 of the 90 exploration holes are currently inside our 3D data model.

Once the drill core has evidenced a discovery of Li2O mineralized spodumene pegmatites then we can begin estimating how large the deposit is. At this stage, we can produce an S-K 1300 compliant mineral resource estimate.

Deposit Definition

Scientists and geologists will work together to analyze and define a deposit from samples sent out to a laboratory and determine whether the quality and quantity of Li2O is sufficient to move into production of ≥ 6% Li2O spodumene concentrate (SC6), and potentially upgrade that SC6 into LiOH with the benefit of a chemical processing facility.

Mineral Resource Calculation

At this vital stage, we will lay out the tonnage and grade of the deposit. Different methods are used in accordance with the ore geology, geometry and boundaries. Some of the steps involved will be:

●	Drilling additional diamond core drill holes – This increases the potential resource, offers another chance of making additional discoveries and enhances overall knowledge and understanding.

●

Conducting metallurgical tests – These mimic the process employed at a processing facility to yield SC6 and a chemical upgrading facility to yield a saleable battery-grade LiOH product and provides further evidence that the lithium, once extracted from the ground, can be converted into the product specific for battery manufacturers

●

Conducting environmental assessments and assessing corporate social responsibility – Significant work is performed to test and model how a potential mine might impact the surrounding environment, ecosystems, and the local community of Snow Lake.

●	Assessing risks – This involves a rigorous analysis of what could go wrong and development of solutions to address such problems.

●

Utilizing our 3D model – the Leapfrog 3D model will employ a S-K 1300 compliant economic modelling and analytics platform to use all existing data and create a highly accurate and detailed model of the lithium mineralized pegmatite orebodies.

●	Designing mines – a detailed engineering analysis will be undertaken to determine how the mine can be designed to maximize Li2O ore extraction in a safe and low-cost manner.

Development Decision & Financing

At this stage, we will develop finance and production plans to ensure funds for mine construction and mine operations. By this point, we will have a clear vision of the deposit and its potential and decide whether to move the resource into production.

Non-Material Properties

The Winston Property

The Winston Property is situated in northwestern Sierra County, New Mexico approximately 45 miles (72.4 km) northwest of the town of Truth or Consequences. It is coincident with the 18.0 mile long north-south X 8.0 mile wide east-west (19.3 km long X 9.7 km wide) Chloride Sub-District. The preceding is the northern-most of nine historical precious and base metal mining camps that lie along the eastern side of the 60- mile long (~90 km) north-south-trending Black Range Mining District. The Winston Property is located approximately at latitude 33.48° North and longitude 107.76° West. The Winston Property has no mineral reserves or mineral resources under S-K 1300. The Winston Property is comprised of 147 unpatented lode mining claims, which includes a 100% interest in each of the Little Granite Claims (the “LG Claims”) and two patented mining claims, Ivanhoe and Emporia (the “Ivanhoe/Emporia Claims”), comprising a total of 149 total mining claims and 3,000 acres. All of these claims are located within the Gila National Forest and are under the management of the US Forest Service.

Figure 23 - Location of the Winston Property Winston, New Mexico

Geology,

The ore deposits of the Black Range consist of (a) vein deposits in eruptive rocks and (b) replacement deposits in limestone. The vein deposits are principally in andesite, and the ores are gold-silver, gold-silver-copper, copper-silver and silver-lead-zinc-copper. There are also veins that occur in rhyolite as fissure fillings in which the gangue minerals are quartz and calcite, often of the amethystine variety and the economic minerals consisting of gold-silver, along with tellurides or silver-bearing sulphides.

The Winston Property and the surrounding Chloride Sub-district lie adjacent to the Winston Graben along its western margin. This feature and associated prolific north- south-, northwest-southeast-, northeast-southwest, and east-west-trending fault sets are related to several periods of extension associated with the Rio Grande Rift. The axis of the latter is located approximately 50 miles to the east of the subject area. The entire project area is underlain by relatively flat-lying Tertiary andesitic volcanics. The preceding display extensive low-rank alteration that is inferred to originate from a series sub-volcanic intrusives related to a north-south elongated deeply buried batholithic mass.

Historic production from over 400 mines and prospects over the past 130 years in the Chloride Sub-district/Winston Property area has been made from a plethora of fault and fissure-controlled silver-gold-bearing quartz veins. These veins are confined within a 3.0 mile wide east-west X 18.0 mile long (4.8 km X 28.8 km) north-south belt of propylitic to locally argillic alteration that overprints highly-faulted Tertiary andesitic volcanic hosts. Individual veins vary from 1.0 to 50.0 feet thick (0.31 m X 15.2 m) within vein systems that are up to 8.0 miles long (12.8 km). The majority of the historic production has been from totally oxidized stopes containing various species of silver, copper, lead, and zinc oxide and carbonate minerals. However, un-oxidized argentiferous and auriferous sulphide material has also been locally mined below the water table. Early direct shipments in the area of 150 to 200 opt silver eventually transitioned to those ranging from 0.050 to 5.930 opt gold and 6.7 to 61.6 opt silver (Harley, 1934).

The Little Granite Mine is a past-producing high-grade silver-gold mine hosted in Tertiary volcanics. The style of gold-silver mineralization in the region is known as epithermal, with the precious metal mineralization being hosted by quartz and carbonate veins in altered volcanic rocks. The main vein has been traced for over 200 meters by past drilling and underground workings and remains open along strike to both the north and south, and at depth. Historically reported high grade values, confirmed in limited resampling by Foremost Lithium in late 2013 at Little Granite, suggest the vein widens to approximately 3m (10ft) at depth. The primary structure is the Paymaster Fault which is readily traced both on the ground and by satellite imagery. Locally, the mineralized veins are generally associated with north-south trending structures.

The Ivanhoe and Emporia patented mining claims each contain a past producing gold-silver mine, under the same names. High grade deposits of silver and gold were discovered in 1880 when the Chloride District saw a rush of minors and prospectors and the area was a major producer until the 1893 crash in the silver price. Little production or modern exploration has occurred since. Past preparatory work for drilling has included data compilation both of historic and recent work, along with acquisition of high-resolution LiDAR satellite imagery to allow construction of an accurate terrane model. This was followed by geophysical surveying using both electrical and magnetic methods.

The property was most recently drilled in the 1980s, at multiple targets within the Winston Property, although records are limited. Historic exploration/development has blocked out multiple ore shoots, which will be considered for drill testing. Property reconnaissance sampling in 2021/22 has additionally identified multiple locations with potential ore shoots. This property had little to no modern exploration since the early 1980’s.

Sampling Program

As part of a late 2020 fall sampling program, samples were obtained for an initial geological evaluation of the Winston property from October 2020 through December 2020 during which mine environs, workings and dumps were walked and inspected to collect representative samples of the different styles of mineralization. Samples were collected throughout the project area to better understand which phases are of greatest economic interest and we have included sample ranges (see figure 16 below) which represent the program. The results confirm that earlier reports of high-grade silver and gold values from historic workings have legitimacy and justify a major exploration program using modern methods to define the nature and size of mineralization. The additional property samples that are mentioned are deemed relevant due to their potentially indicative potentially additional ore-bearing structures within the project area.

All samples were collected under the direct supervision of a Qualified Person, and securely transported to the Tucson facility of ALS Laboratories for analysis. A total of 155 samples have been collected and had geochemical results returned; all QA/QC protocols have shown minimal variance. Geologic reconnaissance sampling method is indicated at each sample location with the intent to provide a representative result. Sample types include: grab, chip, measured chip, and channel; samples range from 0.1m to 3.0m in measured width. Systematic sampling and trenching along vein trends have not been carried out at this point.

Sample#	Comment	Mine	AU_pmm	Ag_pmm
1670958	Sugary white quartz w patches of black sulphides	Emporio	46.10	366.0
1670959	amethyst vein and breccia w minor oxides	Emporio	0.02	1.0
1670960	banded vein w some red zones and minor ginguro	Emporio	44.90	517.0
1670957	banded comb quartz w calcite, oxides, drk gray zones	Ivanhoe	0.38	563.0
1670976	sugary quartz/adularia/calcite banded vein w black sulph bands, up to 20% locally	Ivanhoe	4.82	1,670.0
1670977	layered comb amethyst w oxides and replacement textures	Ivanhoe	0.02	3.8
1670978	Massive drk gray qtz w red oxide zone, some CuOx	Ivanhoe	2.91	628.0
1670979	calcite breccia w chalco, included banded veing clast	Ivanhoe	0.47	383.0
1670980	layered chalcedony w black sulphides, minor calcite	Ivanhoe	26.80	940.0
1670981	qtz/adularia vein w green mustard oxide	Ivanhoe	1.30	849.0
1670962	comb amethyst/sugary quartz w red-orange oxides	L Granite	3.33	218.0
1670963	coarse comb qtz w calcite and bright green crystalline oxide	L Granite	7.97	189.0
1670964	dark grey mucky qtz vein phase, red-orange oxides w tr CuOx	L Granite	6.43	525.0
1670990	comb qtz w red and black sulphide layers, rare variety on this dump	L Granite	0.41	690.0
1670992	Quartz with red-oxide fluff	L Granite	0.10	7.6
1670993	Qtz/adularia vein phase w minor orange oxides	L Granite	2.15	163.0
1670994	white banded coarse comb vein, dump background	L Granite	7.00	337.0
1670995	select high grade ore grab at LG haul tower	L Granite	66.50	2,940.0

Figure 24 - Representative Samples

Ore characterization samples from these three mines returned peak values of: 66.5 g/t gold with 2,940 g/t silver from Little Granite, 26.8 g/t gold and 940 g/t silver from Ivanhoe, and 44.9 g/t gold and 517 g/t silver from Emporia. Exceptional results from property-wide confirmatory sampling completed in 2021 include:

●	Measured width Highlights:

o	3.35 g/t Au with 245 g/t Ag from a 0.3m channel sample inside the Little Granite Decline.

o	1.97 g/t Au with 232 g/t Ag from a 0.3m channel sample across JAP vein at LG mine.

o	29.2 g/t Au with 462 g/t Ag from a 0.6m continuous chip sample in north zone.

o	3.2 g/t Au with 34 g/t Ag from a 1.0m continuous chip sample in north zone.

o	0.75 g/t Au with 489 g/t Ag from a 0.3m continuous chip sample in north zone.

●	Prospecting Highlights:

o	Sample 1671079 collected at a prospect pit in recently staked ground returned 41.5 g/t Au with 4,610.0 g/t Ag.

o	Samples 1671021, 1671024, 1671027 were collected from the same vein trend over 300m of strike

■	#1671021 returned 20.6 g/t Au with 21.0 g/t Ag.

■	#1671024 returned 12.3 g/t Au with 381.0 g/t Ag.

■	#1671027 returned 5.7 g/t Au with 254.0 g/t Ag.

Permitting

Special-use Permit

When an applicant intends to make use of U.S. Forest Service (“USFS”) lands for business purposes, an application must be submitted to the local Forest Service office for assessment. The bond related to such a permit varies depending on cost recovery for monitoring costs, land use fee and other associated costs to do with environmental impacts. The USFS is the administrator of surface rights in the forest and the primary contact for surface use, while the mineral rights are administered by the BLM.

Minimal Impact Exploration Permit

This type of permit is for roads and drilling related activities that cause less than 5 acres of surface disturbances and costs $1,000 USD to be filed. A detailed work program is filled out on a New Mexico state form and submitted to the New Mexico Mining and Minerals Division of the Energy, Minerals and Natural Resources Department and National Forest Service, who then contact other concerned agencies. The review process for approval can generally take three to six months. Upon approval, a bond must be posted in accordance with the amount of disturbance anticipated. The Company expects the bond amount to be between $15,000 ~ $30,000 USD for the type of drilling program and disturbance it will carry out. A General Permit for $50 USD may also be filed if the disturbance is less than 2 acres in size and does not impact wetlands, ground water or cultural lands.

New Mexico Office of the State Engineer-Permit

A permit will be required for an exploratory drill hole that may penetrate the water table, with requirements to cement the entire borehole upon completion.

Water for Drilling

Water for drilling can be purchased locally from privately owned wells and transported to drill sites. All types of permits are valid for 1 year.

For general exploration and prospecting activities that does not require mechanized equipment no permit is required. The Company does not require any permits for the type of exploration currently being undertaken but will require a permit for drilling operations.

Infrastructure

Local infrastructure in the area of the Chloride Sub-District is minimal. The closest settlement is the community of Winston with a population of 50-100 which is located ~10 miles southeast of the heart of the Winston Property. It has only a post office and small general store which carries a small line of groceries as well as gasoline (petrol). Truth or Consequences, NM (pop. ~7,000) located 45 miles to the southeast has moderate support facilities including a small plane airport runway. Las Cruces, NM (pop. ~200,000) is the major service and supply center for all of southwest New Mexico and is located ~100 miles to the south of the project area while another 50 miles further is El Paso, TX (pop. +1,000,000). The latter has a regional airport.

From the town of Winston, New Mexico, paved highway 59 runs north 10 miles and then west 4 miles to and directly through the north end of the property. A community run Fire Station is within 2 miles of the property and there are a number of small ranches scattered around the National Forest. From Hwy 59, numerous Forest Service roads and trails traverse the property that provides access to the property from the north and south. There are no buildings on any of the claims; however, there is an unusable shaft headframe on one of the four Little Granite claims as well as a full-size access portal/decline to the underground. There is also a full-size portal/decline allowing access to the underground to the Emporia mine and a 300 ft. plus shaft on the Ivanhoe mine.

There is a residential power transmission line that runs along Hwy 59 through the north end of the property and a 345kV power transmission line located approximately 2 miles north of the property. Cell phone service is variable, depending on elevation and location and the Winston Corner Store has free wi-fi to connect to the internet.

Property Ownership

Wildhorse
Canyon
Sheep
Canyon
33
34
35
Mine
Fluorine
Canyon
CATRON CO
SIERRA CO
T 9 S
T 10 S
Annapolis Mine
Republic Mine
Poverty
4
Creek
3
2
5
Canyon
Mine
Poverty
Little Wonder Mine
North Star Mine
9
10
11
Little
8
Canyon
Pine
Pine
Canyon
FOREST
Alaska
Draw
17
16
15
14
Turkey
Creek
Turkey
Creek
Grafton
Turkey
20
21
22
23
Little
NATIONAL
GILA
Bear
Creek
Little
Bear
Mercator Projection
WGS84
UTM Zone 13S
CALTOPO
Scale 1:20000 1 inch = 1667 feet
1
2
3
4km
0.5
1.0
1.5
2.0mi
MN
8.4°

Figure 25 - Claims Map of the Winston Group of Properties

In October 2014, the Company entered into an option agreement with Redline Minerals Inc. and its US subsidiaries (collectively, the “Optionors”) to acquire up to an 80% interest in 102 unpatented lode mining claims in the Winston Property, in addition to the four Little Granite Gold Claims (“Little Granite”) and Ivanhoe and Emporia claims. In April 2017, the Company, through its US subsidiary Sierra Gold & Silver Ltd., entered into a definitive purchase agreement with the Optionors to acquire all of the Optionors’ right, title and interest in and to the Winston Property. The terms of this agreement closed on April 26, 2017, thereby extinguishing any remaining obligations to Redline Minerals Inc. and its US subsidiaries.

In accordance with the terms and conditions of the underlying Ivanhoe/Emporia purchase agreement, the Optionors agreed to sell and convey Ivanhoe/Emporia Claims for the purchase price of $500,000 USD of which US$361,375 remained due owing.to the Robert Howe Educational Trust (“RHET”) upon closing on May 17, 2017. The Buyer agreed to pay RHET a monthly a royalty equal to the greater of the Minimum Monthly Royalty or Production Royalty determined in accordance with the following table:

Table 15 – Ivanhoe & Emporia Royalty Schedule

Ivanhoe / Emporia - Royalty Schedule
Monthly Average Silver Price/oz	Minimum Monthly Royalty	Production Royalty %

Less than $5.00	$125	3%
$5.00 ~ $6.99	$250	4%
$7.00 ~ $8.99	$500	5%
$9.00 ~ $10.99	$1,000	6%
$11.00 ~ $14.99	$1,500	7%
$15 or greater	$2,000	8%

All royalty payments made to RHET under the Minimum Monthly Royalty or Production Royalty of the agreement will be credited upon the purchase price. As of March 31, 2024, past payments totaling $201,535 USD have been applied against the $500,000 USD purchase price. The remaining purchase price of $298,465 USD may be satisfied in the form of ongoing advance royalty payments or lump-sum payment to finalize the property purchase. The accrued minimum monthly royalty payments outstanding as of March 31, 2024, totals US$222,975 (March 31, 2023 - US$231,125). Only the permanent production royalty of 2% of NSR on all ore mined on the Ivanhoe and Emporia lode claims, will remain as an encumbrance after the property has been purchased.

Little Granite Claims

In accordance with the terms and conditions of the underlying Little Granite purchase agreement, the Optionors agreed to sell and convey Little Granite for the purchase price of $500,000 USD of which US$434,000 remained due owing.to the Silver Rose Corporation (“Silver Rose”) upon closing on May 17, 2017. In October 2022, we successfully negotiated the final cash payment required to exercise its option on these Claims down to $75,000 USD, through the issuance a non-interest-bearing promissory note to the arm's length vendor during the year ended March 31, 2023. The promissory note was due on October 15, 2023, and was fully paid during the year ended March 31, 2024. The Little Granite Property was acquired for an aggregate consideration of $186,000 USD, versus aggregate consideration of $434,000 USD under the original terms. There are no encumbrances on the 4 unpatented Little Granite lode claims.

Table 16 - Winston Property Claims Details

Claim Number	Claim Name	Size Acres	Annual Maintenance	Expiry Date Annual Renewal	% Owned by Sierra Gold & Silver Ltd
105794652	LG 52	20.6	$165	September 1	100%
105794653	LG 51	20.6	$165	September 1	100%
105794654	LG 50	20.6	$165	September 1	100%
105794655	LG 18	20.6	$165	September 1	100%
105794656	LG 19	20.6	$165	September 1	100%
105794657	LG 20	20.6	$165	September 1	100%
105794658	LG 28	20.6	$165	September 1	100%
105794659	LG 29	20.6	$165	September 1	100%
105794660	LG 30	20.6	$165	September 1	100%
105794661	LG 31	20.6	$165	September 1	100%
105794662	LG 39	20.6	$165	September 1	100%
105794663	AD 1	20.6	$165	September 1	100%
105794664	AD 2	20.6	$165	September 1	100%
105794665	AD 3	20.6	$165	September 1	100%
105794666	AD 4	20.6	$165	September 1	100%
105794667	AD 5	20.6	$165	September 1	100%
105794668	AD 6	20.6	$165	September 1	100%
105794669	AD 7	20.6	$165	September 1	100%
105794670	AD 8	20.6	$165	September 1	100%
105794671	AD 9	20.6	$165	September 1	100%
105794672	AD 10	20.6	$165	September 1	100%
105794673	AD 11	20.6	$165	September 1	100%
105794674	NR 12	20.6	$165	September 1	100%
105794675	NR 13	20.6	$165	September 1	100%
105794676	NR 14	20.6	$165	September 1	100%
105794677	NR 15	20.6	$165	September 1	100%
105794678	NR 16	20.6	$165	September 1	100%
105794679	NR 17	20.6	$165	September 1	100%
105794680	IV-1	20.6	$165	September 1	100%
105794681	IV-2	20.6	$165	September 1	100%
105794682	IV-3	20.6	$165	September 1	100%
105794683	IV-4	20.6	$165	September 1	100%
105794684	IV-5	20.6	$165	September 1	100%
105794685	IV-6	20.6	$165	September 1	100%
105794686	IV-7	20.6	$165	September 1	100%
105794687	IV-8	20.6	$165	September 1	100%
105794688	NR 26	20.6	$165	September 1	100%
105794689	NR 25	20.6	$165	September 1	100%
105794690	CR 18	20.6	$165	September 1	100%
105794691	CR 9	20.6	$165	September 1	100%
105794692	CR 10	20.6	$165	September 1	100%
105794693	CR 11	20.6	$165	September 1	100%
105794694	CR 12	20.6	$165	September 1	100%
105794695	CR 13	20.6	$165	September 1	100%
105794695	CR 13	20.6	$165	September 1	100%
105794696	CR 21	20.6	$165	September 1	100%
105794697	CR 22	20.6	$165	September 1	100%
105794698	CR 23	20.6	$165	September 1	100%
105794699	LG 40	20.6	$165	September 1	100%
105794700	LG 41	20.6	$165	September 1	100%
105794701	LG 42	20.6	$165	September 1	100%
105794702	LX 11	20.6	$165	September 1	100%
105794703	LX 19	20.6	$165	September 1	100%
105794704	LX 18	20.6	$165	September 1	100%
105794705	LX 17	20.6	$165	September 1	100%
105794706	LX 16	20.6	$165	September 1	100%
105794707	LX 15	20.6	$165	September 1	100%
105794708	LX 14	20.6	$165	September 1	100%
105794709	LX 13	20.6	$165	September 1	100%
105794710	LX 12	20.6	$165	September 1	100%
105794711	LX 10	20.6	$165	September 1	100%
105794712	LX 9	20.6	$165	September 1	100%
10579713	LX 8	20.6	$165	September 1	100%
105794714	LX 7	20.6	$165	September 1	100%
105794715	LX 6	20.6	$165	September 1	100%
105794716	LX 5	20.6	$165	September 1	100%
105794717	LX 1	20.6	$165	September 1	100%
105794718	LX 2	20.6	$165	September 1	100%
105794719	LX 3	20.6	$165	September 1	100%

Claim Number	Claim Name	Size Acres	Annual Maintenance	Expiry Date Annual Renewal	% Owned by Sierra Gold & Silver Ltd
105794720	LX4	20.6	$165	September 1	100%
105794721	NR 44	20.6	$165	September 1	100%
105794722	NR 43	20.6	$165	September 1	100%
105794723	NR 42	20.6	$165	September 1	100%
105794724	IV-9	20.6	$165	September 1	100%
105794725	IV-10	20.6	$165	September 1	100%
105794726	IV-11	20.6	$165	September 1	100%
105794727	NR 18	20.6	$165	September 1	100%
105794728	NR 19	20.6	$165	September 1	100%
105794729	NR 20	20.6	$165	September 1	100%
105794730	NR 21	20.6	$165	September 1	100%
105794731	NR 22	20.6	$165	September 1	100%
105794732	NR 23	20.6	$165	September 1	100%
105794733	NR 24	20.6	$165	September 1	100%
105794734	LG 64	20.6	$165	September 1	100%
105794735	LG 63	20.6	$165	September 1	100%
105794736	LG 62	20.6	$165	September 1	100%
105794737	LG 53	20.6	$165	September 1	100%
105794738	CR 1	20.6	$165	September 1	100%
105794739	CR 14	20.6	$165	September 1	100%
105794740	CR 15	20.6	$165	September 1	100%
105794741	CR 16	20.6	$165	September 1	100%
105794742	EL 1	20.6	$165	September 1	100%
105794743	EL 2	20.6	$165	September 1	100%
105794744	EL 3	20.6	$165	September 1	100%
105794745	EL 4	20.6	$165	September 1	100%
105794746	EL 5	20.6	$165	September 1	100%
105794747	EL 6	20.6	$165	September 1	100%
105794748	EL 7	20.6	$165	September 1	100%
105794749	EL 8	20.6	$165	September 1	100%
105794750	EL 9	20.6	$165	September 1	100%
105794751	NR 1	20.6	$165	September 1	100%
105794752	NR 2	20.6	$165	September 1	100%
105794753	NR 3	20.6	$165	September 1	100%
105794754	NR 4	20.6	$165	September 1	100%
105794755	NR 5	20.6	$165	September 1	100%
105794756	NR 6	20.6	$165	September 1	100%
105794757	CR 3	20.6	$165	September 1	100%
105794758	CR 2	20.6	$165	September 1	100%
105794759	CR 24	20.6	$165	September 1	100%
105794760	CR 27	20.6	$165	September 1	100%
105794761	CR 28	20.6	$165	September 1	100%
105794762	CR 29	20.6	$165	September 1	100%
105794763	CR 8	20.6	$165	September 1	100%
105794764	CR 7	20.6	$165	September 1	100%
105794765	CR 6	20.6	$165	September 1	100%
105794766	CR 5	20.6	$165	September 1	100%
105794767	CR 4	20.6	$165	September 1	100%
105794768	CR 17	20.6	$165	September 1	100%
105794769	NR 7	20.6	$165	September 1	100%
105794770	NR 8	20.6	$165	September 1	100%
105794771	NR 9	20.6	$165	September 1	100%
105794772	NR 10	20.6	$165	September 1	100%
105794773	NR 11	20.6	$165	September 1	100%
105794774	NR 41	20.6	$165	September 1	100%
105794775	NR 40	20.6	$165	September 1	100%
105794776	NR 39	20.6	$165	September 1	100%
105794777	NR 37	20.6	$165	September 1	100%
105794778	NR 36	20.6	$165	September 1	100%

Claim Number	Claim Name	Size Acres	Annual Maintenance	Expiry Date Annual Renewal	% Owned by Sierra Gold & Silver Ltd
105794779	NR 35	20.6	$165	September 1	100%
105794780	NR 33	20.6	$165	September 1	100%
105794781	NR 34	20.6	$165	September 1	100%
105794782	NR 32	20.6	$165	September 1	100%
105794783	NR 31	20.6	$165	September 1	100%
105794784	NR 30	20.6	$165	September 1	100%
105794785	NR 29	20.6	$165	September 1	100%
105794786	NR 28	20.6	$165	September 1	100%
105794787	NR 27	20.6	$165	September 1	100%
135823	LITTLE GRANITE GOLD #1	20.6	$165	September 1	100% effective Oct 15, 2023
135824	LITTLE GRANITE GOLD #2	20.6	$165	September 1	100% effective Oct 15, 2023
135827	LITTLE GRANITE GOLD #5	20.6	$165	September 1	100% effective Oct 15, 2023
135828	LITTLE GRANITE GOLD #6	20.6	$165	September 1	100% effective Oct 15, 2023

Table 17 - Ivanhoe and Emporia Patented Mining Claims

Lot ID	Legal Description	Name	Acres	Purchase Price $USD	100% Ownership Terms
Lot# 165	Sec 22, Twn 10S, R 9W	IVANHOE	13.84		Pay remaining Balance of $213,155
Lot# 719	Sec 22, Twn 10S, R 9W	EMPORIA	13.56	$500,000	2% NSR

TOTAL NUMBER OF CLAIMS = 140			TOTAL AREA = 2,800 acres

Development Activities

Past preparatory work for drilling has included data compilation both of historic and recent work, along with acquisition of high-resolution LiDAR data to allow construction of an accurate terrane model. Ground geological mapping and surveying has utilized high resolution satellite imagery and LiDAR (laser-generated infrared light beams) to construct a detailed digital model of the area. This 3D GIS will be used for all drill targeting and project planning. Special attention will be given to maintaining a high level of vertical accuracy due to the local topography.

This is in preparation for a projected 2023 drill campaign which will include 1,000m NQ diamond core drill. (NQ refers to drill core diameter of 47.6mm). The Webber Mine area is in north of the property, within Catron County, New Mexico, and will be drilled using truck/track mounted equipment with minimized disturbance. The portion of the property within Sierra County, New Mexico, will be drilled using a man-portable drill rig and be man/mule supported.

Jol Property

On July 12, 2022, we completed the acquisition of 100% of the right, title, and interest in and to those certain undersurface mineral rights certain comprising Manitoba Mineral Disposition No. MB3530 from Mae De Graf (the “MB3530 Property”). The MB3530 Property is subject to a 2% NSR. The MB3530 Property encompasses 25 hectares (62 acres) situated due north from our Jean Lake Property and due west of our Zoro Property (GPS coordinates are 54.8337, -99.62626). We paid to the seller a cash payment in the amount of $8,000 and issued to the seller an aggregate of 364 common shares of the Company at a deemed price of $16.50 per common share.

Lac Simard South Property

Figure 26 - Property Location Map of Lac Simard South in Quebec, Canada

The Lac Simard South Property is located in the Province of Quebec, Canada is comprised of 60 claims located on 8,611 acres (3,485 hectares) and 20 claims staked directly by the company located on 2,871 acres (1,162 hectares) bringing the amalgamated total land package to 80 mineral claims, and the land area to 11,482 acres (4,647 hectares). The location of the property via GPS coordinates is 47.56518, -78.647. The Lac Simard South Property is easily accessible year-round by way of well-maintained roads, connecting to the main highway. Sudbury, Ontario is the closest major city, about 350 km to the southwest. The property has no mineral reserves or mineral resources under S-K 1300

Geology

The Lac Simard South Property is largely underlain by the large monzodiorite batholith of Lac Simard Sud. This batholith is pinkish grey in color and is composed of plagioclase, K-feldspar hornblende with minor amount of epidote and quartz. Quartz-monzodioritic dykes and sills are observed at the margin of this intrusion. A gabbroic intrusion lies to the southwest end of the Property and hosts the Laforce showing. This Ni-Cu showing was explored by Kerr Addison Gold Mines Ltd and more lately by Fieldex Exploration (2007) and lies about 1km south of the Property. The property contains 12 pegmatites that were identified from satellite imagery.

Mineral Resources

The Lac Simard South Property has no mineral reserves or mineral resources under S-K 1300.

Permitting and Licensing

All mining titles are in good standing and are partly located on Crown land of Quebec and partly on private land. Mining titles located on Crown land are entitled to be explored without any permitting, except for any exploration program that involves tree-cutting to create road access for drilling and/or stripping These such activities are permitted under a valid forest intervention permit delivered by the provincial Ministère des Forêts, de la Faune et des Parcs. Permitting approval vary from 2 to 4 weeks and are simple process and can be renewed on a 3-year term.

Mining titles located on private land requires the permission of the landowners. Information pertaining to the landowners are available on the MRC of Témiscamingue (https://www.mrctemiscamingue.org/mrct/cartes-et-localisation/ ).

Obtaining permits for advanced exploration requires consultations with government officials and are based on specific permit requirements.

Infrastructure

The project is located in a well-developed mining region with readily available support facilities and services. Val-d’Or is a city with a population of 30,000 inhabitants and is well-known for its mining history, with an experienced mining workforce. The Property is easily accessible year-round by way of well-maintained roads, with little overburden connecting and within a few km from major highways. The project is geographically well positioned near Sayona’s lithium concentrators and refineries, within 90km of our property. Quebec is a major producer of electricity and one of the largest hydropower generators in the world, and a hydroelectric power plant is situated right within our claim block, allowing access to grid power and low-cost hydroelectricity.

Local Environment

The area is marked by long cold winters averaging a daily average temperature for January of -16 °C and short, cool summers with daily average temperature for July of 17.3°C. Exploration and drilling operations are conducted year-round without interruption due to weather conditions. The area is generally flat with little hills of about 50 m. It is partly covered by farming land and by forested areas typical of balsam-fir – yellow birch bioclimatic domain.

Property Ownership

In May, 2023, we acquired the Lac Simard South Property located in the Province of Quebec, amending a property acquisition agreement to purchase 100% right, title, and interest in and to those certain undersurface mineral rights comprising a total of 60 claims, covering 8,612 acres (3,485 hectares). In consideration for the property, we paid to the vendors cash consideration of $17,500 plus GST on May 12, 2023, and will pay an additional $17,500 plus GST payable within four months after closing. In addition, we issued a total of 535,000 common shares of the Company at $0.15 per common share under terms as set forth therein and subject to a 4-month hold.

In addition, we staked and recorded 20 additional mineral claims on the Provincial GESTIM (Mining Title Website) in the Company’s name that were contiguous with the borders of these 60 claims, which resulted in an increase of Lac Simard South Property to 80 mineral claims and to the total area to 11,482 acres (4,647 hectares). The 20 additional staked claims are: 2755553, 2755554, 2755555, 2755556, 2755557, 2755558, 2755559, 2755560, 2755561, 2755562, 2755563 ,2755564, 2755565, 2755566, 2755567, 2755568, 2755569, 2755570, 2755571, 2755572.

Figure 27 - Lac Simard South Claims Map

Claim Registration

A company can register a claim on the provincial GESTIM website, (GESTIM, le système de gestion des titres Miniers - The Mining Title Management System) the Company’s claims are valid for a first period of three years. To re-register the claim at the end of the term, the company can apply a $1,200 exploration credit per claim to renew for subsequent period of two years term. If there aren’t enough exploration credits to renew the claim, the Company can choose to pay an amount that will equal twice the difference between $1,200 and the amount actually spent for exploration works.

Table 18 - Lac Simard South Property Claims Table

Claim Number	Size Hectares	Expiry Date	Yearly Holding Costs	Holder
2755553*	58.13	March 25, 2026	na	Foremost Lithium
2755554*	58.13	March 25, 2026	na	Foremost Lithium
2755555*	58.12	March 25, 2026	na	Foremost Lithium
2755556*	58.12	March 25, 2026	na	Foremost Lithium
2755557*	58.12	March 25, 2026	na	Foremost Lithium
2755558*	58.11	March 25, 2026	na	Foremost Lithium
2755559*	58.11	March 25, 2026	na	Foremost Lithium
2755560*	58.11	March 25, 2026	na	Foremost Lithium
2755561*	58.11	March 25, 2026	na	Foremost Lithium
2755562*	58.11	March 25, 2026	na	Foremost Lithium
2755563*	58.10	March 25, 2026	na	Foremost Lithium
2755564*	58.10	March 25, 2026	na	Foremost Lithium
2755565*	58.10	March 25, 2026	na	Foremost Lithium
2755566*	58.10	March 25, 2026	na	Foremost Lithium
2755567*	58.10	March 25, 2026	na	Foremost Lithium
2755568*	58.10	March 25, 2026	na	Foremost Lithium
2755569*	58.10	March 25, 2026	na	Foremost Lithium
2755570*	58.10	March 25, 2026	na	Foremost Lithium
2755571*	58.09	March 25, 2026	na	Foremost Lithium
2755572*	58.08	March 25, 2026	na	Foremost Lithium
2729887	58.10	March 27, 2026	na	Foremost Lithium
2729888	58.08	March 27, 2026	na	Foremost Lithium
2729889	58.08	March 27, 2026	na	Foremost Lithium
2728242	58.10	March 27, 2026	na	Foremost Lithium
2728243	58.11	March 27, 2026	na	Foremost Lithium
2728244	58.11	March 27, 2026	na	Foremost Lithium
2728245	58.11	March 27, 2026	na	Foremost Lithium
2728246	58.09	March 27, 2026	na	Foremost Lithium
2728255	58.09	March 27, 2026	na	Foremost Lithium
2728256	58.09	March 27, 2026	na	Foremost Lithium
2728257	58.09	March 27, 2026	na	Foremost Lithium
2728258	58.09	March 27, 2026	na	Foremost Lithium
2728259	58.09	March 27, 2026	na	Foremost Lithium
2728260	58.09	March 27, 2026	na	Foremost Lithium
2728261	58.17	March 27, 2026	na	Foremost Lithium
2728262	58.1	March 27, 2026	na	Foremost Lithium
2728263	58.1	March 27, 2026	na	Foremost Lithium
2728264	58.1	March 27, 2026	na	Foremost Lithium
2728265	58.1	March 27, 2026	na	Foremost Lithium
2728266	58.1	March 27, 2026	na	Foremost Lithium
2728267	58.08	March 27, 2026	na	Foremost Lithium
2728268	58.08	March 27, 2026	na	Foremost Lithium
2728269	58.08	March 27, 2026	na	Foremost Lithium
2728270	58.08	March 27, 2026	na	Foremost Lithium
2728271	58.08	March 27, 2026	na	Foremost Lithium
2728272	58.08	March 27, 2026	na	Foremost Lithium
2728273	58.08	March 27, 2026	na	Foremost Lithium
2728274	58.09	March 27, 2026	na	Foremost Lithium
2728275	58.09	March 27, 2026	na	Foremost Lithium
2728276	58.09	March 27, 2026	na	Foremost Lithium
2728277	58.07	March 27, 2026	na	Foremost Lithium
2728278	58.07	March 27, 2026	na	Foremost Lithium
2728279	58.07	March 27, 2026	na	Foremost Lithium
2734731	58.07	March 27, 2026	na	Foremost Lithium
2734732	58.06	March 27, 2026	na	Foremost Lithium

Claim Number	Size Hectares	Expiry Date	Yearly Holding Costs	Holder
2734733	58.06	March 27, 2026	na	Foremost Lithium
2734734	58.05	March 27, 2026	na	Foremost Lithium
2734735	58.05	March 27, 2026	na	Foremost Lithium
2734736	58.05	March 27, 2026	na	Foremost Lithium
2729907	58.13	March 27, 2026	na	Foremost Lithium
2729908	58.13	March 27, 2026	na	Foremost Lithium
2729909	58.12	March 27, 2026	na	Foremost Lithium
2729910	58.13	March 27, 2026	na	Foremost Lithium
2729911	58.12	March 27, 2026	na	Foremost Lithium
2729913	58.11	March 27, 2026	na	Foremost Lithium
2729915	58.1	March 27, 2026	na	Foremost Lithium
2729916	58.1	March 27, 2026	na	Foremost Lithium
2729918	58.1	March 27, 2026	na	Foremost Lithium
2729919	58.09	March 27, 2026	na	Foremost Lithium
2729921	58.08	March 27, 2026	na	Foremost Lithium
2729922	58.08	March 27, 2026	na	Foremost Lithium
2729923	58.07	March 27, 2026	na	Foremost Lithium
2729924	58.07	March 27, 2026	na	Foremost Lithium
2729925	58.07	March 27, 2026	na	Foremost Lithium
2729926	58.08	March 27, 2026	na	Foremost Lithium
2729927	58.08	March 27, 2026	na	Foremost Lithium
2729928	58.06	March 27, 2026	na	Foremost Lithium
2729929	58.06	March 27, 2026	na	Foremost Lithium
2729930	58.06	March 27, 2026	na	Foremost Lithium
2729931	58.06	March 27, 2026	na	Foremost Lithium

TOTAL NUMBER OF CLAIMS = 80		TOTAL AREA = 11,482 acres (4,647 hectares)
*20 claims that Foremost Lithium Staked

Development Activities

We intend to begin a work program in the second half of 2024 to validate the identified pegmatites associated in this active lithium, mining and refining region of Quebec. An exploration program will include ground truthing – boots on the ground as a first step to confirm and describe the nature of the identified pegmatites as well as prospecting selected areas to find lithium-bearing pegmatites. Uses of indirect techniques such as a drone-assisted magnetic survey in addition to surficial geochemical surveys including MMI will be contemplated in areas with scarce outcrops to help delineate new targets prospective for lithium-bearing pegmatites. The current program is still in the preliminary stage phase of planning, and we will strategize further plans upon return of initial assay results.

Marketing and Advertising

We intend to solidify and broaden our engagement with strategic partners by delivering a saleable SC6 Li2O product. Our DMS and flotation of DMS Middlings, together achieved a global lithium recover of 81.6% at a spodumene concentrate grade of 5.88%, demonstrating that our spodumene concentrate is capable of producing both battery grade lithium carbonate (Li2CO3) or lithium hydroxide (LiOH), while returning an extremely favourable OPEX/CAPEX to our Company.

Manitoba is currently home to North America’s only hard-rock lithium mine, the world-class Tanco Mine, only 510 miles from Foremost, which provides us an opportunity to create a near-term revenue stream by the DSO (Direct Shipping Ore) to mines in our area .The need to source domestic lithium continues to intensify as North America strives to become self-reliant. The Biden Inflation Reduction Act, is one such incentive that stimulates domestic lithium supply as it requires battery minerals in EV’s be extracted or processed in the U.S. or free-trade partner countries such as Canada.. We feel this provides a great strategic opportunity to solidify contracts with long-term partners.

To assist with investor relations, on August 29, 2023, Foremost Lithium Resource & Technology, Ltd. entered into an investor relations consulting agreement with MZHCI, LLC.

Our Customers

Chemical companies that convert SC6 to LiOH and Electric Vehicle Manufacturers would be the primary direct and indirect customers. These include Tesla, Rivian, General Motors, BMW, Nissan, Mercedes, Jaguar, and Audi automobile manufacturers, among others. We believe that, assuming we prove our lithium resources and operate a functioning lithium ore mining and processing facility, we will be well positioned to be a supplier of choice to these OEMs, based on the competitive economics enabled by our well-situated geographical location, renewable energy sources, and mining friendly government regime.

Intellectual Property

We do not have any registered intellectual property rights.

Facilities

Our corporate address is 750 West Pender Street, Suite 250 Vancouver, British Columbia V7Y 1K3 Canada. Currently, we do not maintain any office or operational facilities. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

Employees

We currently have 2 employees with executive employment agreements.

Our remaining executive officers and advisers work for us as independent contractors under consulting agreements. These agreements require consultants to protect our confidential information during their engagement with us. In addition, these consulting agreements include typical non-compete clauses that prohibit the consultants from entering competitive employment relationships while they are working for us.

Insurance

We currently insure our directors and officers through our D&O insurance policy. We currently do not insure against mine exploration and development risks.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties and an adverse result in these, or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition, or operating results.

Government Regulation

Our business is subject to mining laws and regulations in various jurisdictions. Canadian mining law is divided between the federal and provincial governments. Ownership of lands and minerals belongs to the province in which they are located. Our mining activities are regulated by the Province of Manitoba’s Department of Agriculture and Resource Development and governed primarily by provisions of The Mines and Minerals Act (Manitoba) together with its accompanying regulations and guidelines. The provinces have jurisdiction over mineral exploration, development, conservation, and management. The federal government shares jurisdiction with the provinces on some related matters (taxation and the environment) and has exclusive jurisdiction over areas such as exports and foreign investment controls. Federal and provincial legislation affecting mining activities tends to fall into two main categories: (a) private matters of title and taxation; and (b) economic, social, and environmental policies. We are regulated by the foregoing regulating bodies, and such government regulation has an impact on our business.

Organizational structure

The chart below presents our corporate structure. Foremost Lithium Resources & Technology Ltd has one wholly owned subsidiary, Sierra Gold and Silver Ltd., which is incorporated in Nevada.

Figure 23 – Company Organizational Chart

Property, Plants, and Equipment

The registered office of the Company is Suite 2500 - 700 West Georgia Street, Vancouver, British Columbia V7Y 1K8 Canada. We believe that we will be able to obtain adequate facilities to accommodate our future expansion plans. For a description of the real property owned by us, please see the corresponding sections herein.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

Recent Developments

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements because of various factors, including those set forth under Item 3 “Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F. See also “Introductory Notes—Forward-looking Statements.”

5.A. Operating Results

This management’s discussion and analysis of financial position and results of operations (“MD&A”) is prepared as of June 20, 2024, and should be read in conjunction with the audited consolidated financial statements of Foremost Lithium Resource & Technology Ltd. (“Foremost” or the “Company”) for year ended March 31, 2024, with the related notes thereto. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Amounts are expressed in Canadian dollars unless otherwise stated. This MD&A contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors. See also “Introductory Notes – Forward-Looking Information.”

The 2024 Financials and the financial information contained in this MD&A are prepared pursuant to International Financial Reporting Standards (“IFRS”) and in accordance with the standards of the United States Public Company Accounting Oversight Board. As permitted by the rules of the U.S. Securities and Exchange Commission for foreign private issuers, we do not reconcile our financial statements to United States generally accepted accounting principles.

This MD&A reports the Company’s activities through March 31, 2024, unless otherwise indicated. All figures are expressed in Canadian dollars, unless otherwise noted. During the year ended March 31, 2024 (“Fiscal 2023), the Company remained at the exploration stage, had not placed any of its mineral properties into production, and has not generated any revenues. The technical information in this MD&A has been reviewed by Matthew Carter, P.Geo (Dahrouge Geological Consulting Ltd.) Lindsay Bottomer, P. Geo, Mark Fedikow, P. Geo, and Michael Feinstein, PHd, CPG, who are Qualified Persons as defined by Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43- 101”).

Further information regarding the Company and its operations are filed electronically on the System for Electronic Document Analysis and Retrieval (SEDAR+) in Canada and can be obtained from www.sedarplus.ca and at http://www.sec.gov/edgar/searchedgar/companysearch.html in the United States.

On August 22, 2023, the Company began trading on NASDAQ under the symbols FMST and FMSTW.

Forward-Looking Statements

Except for statements of historical facts relating to the Company, this MD&A contains "forward-looking statements" within the meaning of applicable securities legislation. These forward-looking statements are made as of the date of this MD&A and the Company does not intend and does not assume any obligation to update these forward-looking statements, except as required by applicable securities laws.

Forward-looking statements may include, but are not limited to, statements with respect to the future price of metals, the estimation of mineral resources, the realization of mineral resource estimates, the timing and amount of future exploration programs, capital expenditures, success of exploration activities, permitting timelines, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the completion of transactions and future listings and regulatory approvals. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information in this MD&A includes, among other things, disclosure regarding: the Company’s mineral properties as well as its outlook, statements with respect to the success of exploration activities, permitting timelines, costs and expenditure requirements for additional capital and regulatory approvals, as well as the information under the headings "Overall Performance”, “Liquidity” and “Capital Resources”.

In making the forward looking statements in this MD&A, the Company has applied certain factors and assumptions that it believes are reasonable, including: that there is no material deterioration in general business and economic conditions; that the timing, costs and results of the Company’s proposed exploration programs are consistent with the Company’s current expectations; that the Company receives regulatory and governmental approvals and permits for its properties on a timely basis; that the Company is able to obtain financing for its properties on reasonable terms and on a timely basis; that the Company is able to procure equipment and supplies in sufficient quantities and on a timely basis; that engineering and exploration timetables and capital costs for the Company’s exploration plans are not incorrectly estimated or affected by unforeseen circumstances or adverse weather conditions; and that any environmental and other proceedings or disputes are satisfactorily resolved.

However, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors may include, among others: actual results of current and proposed exploration activities; actual results of reclamation activities; future metal prices; accidents, labor disputes, adverse weather conditions, unanticipated geological formations; other risks of the mining industry; delays in obtaining governmental or regulatory approvals or financing or in the completion of exploration activities; and as well as those factors discussed in the section entitled "Risks and Uncertainties" in this MD&A. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

DESCRIPTION OF BUSINESS

Foremost is an exploration stage company that is primarily engaged in the hard-rock exploration and acquisition of lithium properties in Canada.

The Company’s goal is to become a strategic supplier of battery-grade LiOH to supply the growing electric vehicle battery and battery storage markets. The Company holds or has options to acquire interests in mining claims covering over 43,000 acres (17,500 hectares) primed for exploration with four main core “Lithium Lane Properties”, which are the Zoro, Peg North, Grass River and Jean Lake Properties, in addition to the Jol Property, located in the Province of Manitoba, Canada. Foremost’s secondary ambition is pursuing precious metal exploration on its Winston Property located in New Mexico, U.S.A. (“U.S.”), and on its Lac Simard South Property, located in the Province of Quebec, Canada.

Our primary focus is conducting discovery exploration for lithium at our Lithium Lane Properties. We are strategically located to supply the U.S. “Auto Alley”, from Michigan to the southern U.S., and the European battery market via our nearby access to the Hudson Bay Railway and the Port of Churchill. With access to renewable hydroelectric energy produced in Manitoba, we believe we have the potential to be a supplier in North American mined lithium with the benefit of hydroelectric power, substantially all of which is produced from sustainable, local sources.

SUBSIDIARIES

The Company currently has a subsidiary, Sierra Gold & Silver Ltd, a New Mexico company (“Sierra”). Sierra holds the Company’s Winston property located in New Mexico, U.S.

The four Lithium Lane Properties are the Company’s material properties, while the Winston, the Lac Simard South and the Jol Properties are non-material properties.

Figure 1. - Claims Map of Foremost’s Lithium Lane Properties

MINERAL PROPERTIES

During the year ended March 31, 2024, the following exploration expenditures were incurred on the exploration and evaluation of the Company’s assets:

	Zoro Property	Grass River Property	Peg North Property	Winston Property	Jean Lake Property	Jol Lithium Property	Lac Simard Property	Total

Acquisition costs
Balance, March 31, 2023	$1,909,407	$43,500	$200,000	$1,334,548	$150,000	$10,454	$-	$3,647,909
Cash	-	1,755	100,000	4,245	50,000	1,276	41,553	198,829
Shares	-	-	100,000	-	50,000	-	85,600	235,600
Balance, March 31, 2024	1,909,407	45,255	400,000	1,338,793	250,000	11,730	127,153	4,082,338

Exploration costs
Balance, March 31, 2023	4,653,559	596,124	660,472	371,909	2,509,453	38,365	-	8,829,882
Assay	-	-	15,188	-	2,669	-	-	17,857
Geological, consulting, and Other	1,898,973	83,892	173,746	47,324	152,901	7,500	-	2,364,336
Exploration cost recovery	-	-	-	-	(200,000)	-	-	(200,000)
Balance, March 31, 2024	6,552,532	680,016	849,406	419,233	2,465,023	45,865	-	11,012,075

Total Balance – March 31, 2024	$8,461,939	$725,271	$1,249,406	$1,758,026	$2,715,023	$57,595	$127,153	$15,094,413

During the year ended March 31, 2023, the following exploration expenditures were incurred on the exploration and evaluation of the Company’s assets:

	Zoro Property	Grass River Property	Peg North Property	Winston Property	Jean Lake Property	Jol Lithium Property	Lac Simard Property	Total

Acquisition costs
Balance, March 31, 2022	$1,909,407	$40,500	$-	$1,200,586	$50,000	$-	$-	$3,200,493
Cash	-	3,000	100,000	133,962	50,000	8,000	-	294,962
Shares	-	-	100,000	-	50,000	2,454	-	152,454
Balance, March 31, 2023	1,909,407	43,500	200,000	1,334,548	150,000	10,454	-	3,647,909

Exploration costs
Balance, March 31, 2023	3,402,511	-	-	244,216	343,902	-	-	3,990,629
Assay	805	-	-	-	496	-	-	1,301
Drilling	29,084	-	-	-	-	-	-	29,084
Geological, consulting, and Other	780,155	412,874	498,213	127,693	1,397,541	38,365	-	3,254,841
Helicopter	441,004	183,250	162,259	-	1,067,514	-	-	1,854,027
Exploration cost recovery	-	-	-	-	(300,000)	-	-	(300,000)
Balance, March 31, 2023	4,653,559	596,124	660,472	371,909	2,509,453	38,365	-	8,829,882

Total Balance – March 31, 2023	$6,562,966	$639,624	$860,472	$1,706,457	$2,659,453	$48,819	$-	$12,477,791

LITHIUM

The Zoro Lithium Project

The Zoro Lithium project totals approximately 3,390 hectares located near the east shore of Wekusko Lake in west-central Manitoba, approximately 20 km east of the mining town of Snow Lake, 249 km southeast of Thompson and 571 km northwest of Winnipeg, and is comprised of the Zoro 1 claim, the Green Bay and the Strider Agreements .

Zoro 1 Claim (Snow Lake, Manitoba, Canada)

The Zoro 1 claim totals approximately 52 hectares in size and was purchased for the price of 140,000 common shares of the Company, $50,000 in cash and a non-interest-bearing promissory note for $100,000 (paid). In addition, the Company paid a finder’s fee of 20,000 common shares to an arm’s length third party in connection with the acquisition of the Zoro 1 claim. The Company has earned a 100% undivided interest in the claim. Further details of the Company’s acquisition of the Zoro 1 claim are included in the Company’s financial statements and annual filings.

Strider and Green Bay Lithium Agreement (Snow Lake, Manitoba, Canada)

The Company has earned a 100% interest in all lithium-bearing pegmatite dykes on the 15 additional claims in the Strider and Green Bay Agreements by paying $500,000 in cash and by issuing $500,000 in shares (107,059 shares issued).

Both property agreements are each subject to a 2% net smelter return royalty (the “NSR”). The Company can acquire an undivided 50% interest in the NSR, being one-half of the NSR or a 1% NSR, from Strider Resources (“Strider”,) by making a $1,000,000 cash payment to Strider, together with all accrued but unpaid NSR at the time, prior to the commencement of commercial production on the property.

During the option period, the Company is responsible for carrying out and all administering exploration, development, and mining work on the property and for maintaining the property in good standing.

Exploration at the Zoro Lithium Project, Snow Lake, Manitoba

On July 3, 2019, the Company announced assay results from the fifth drilling program at its Zoro Lithium Project, near Snow Lake, Manitoba. 3,054 m of drilling in 22 holes identified five new pegmatite dykes, bringing the total to 13. Drilling has also extended the limits of high-grade lithium-bearing pegmatite at Dyke 8, now intersected by six holes from two drilling campaigns.

Zoro includes 13 identified pegmatite dykes. Diamond drilling, prospecting and sampling programs conducted in 2016 through 2019 confirmed the presence of the spodumene bearing pegmatites. Five drill programs have been completed to date with lithium assays reporting in all holes. Metallurgical studies were undertaken on material collected from four 2018 drill holes at Dyke 1. The Company previously assessed the amount of high-grade lithium in Dyke 1 through a 2017/2018 winter drill program, reaching the dyke’s deeper levels (>150 m). Additionally, the winter drill program was expanded to Dykes 5 and 7, to test historic results and recent assay results from trench and outcrop sampling of both dykes. During the 2017/18 winter drill program, the Company also discovered a previously unknown spodumene bearing pegmatite dyke. The discovery was made during the 2,472-metre, 19-hole drill program, as described in Company’s news releases on January 19 and February 13, 2018. The discovery of this additional dyke was made by drill-testing a Mobile Metal Ions (“MMI”) soil geochemical anomaly bringing the total of known high-grade lithium mineralized spodumene pegmatite dykes on the Zoro Lithium Project to eight. Further results from the winter drill program included narrow intercepts from shallow drill holes testing Dykes 2, 5 and 7. Of these, Dyke 5, tested by drill hole FAR18-30, intersected 1 metre of 1.2% Li2O. Overall the results for each of these dykes were consistent with historic exploration results. The Company has posted the results of all drill programs and laboratory testing on its website at www.foremostlithium.com.

Soil Geochemical Surveys

The successful drill testing of a MMI soil geochemical anomaly in 2017 and the discovery of high-grade Dyke 8 has provided the rationale for expanding these surveys to the remainder of the property. A helicopter-assisted crew of field technicians extended the current MMI survey coverage on the property with the collection of 784 soil samples. The new 2018 data has defined numerous extensions to anomalies identified in previous MMI surveys on the project, thereby increasing the target size for diamond drilling. A total of 18 new targets have been delineated and were the focus of the contracted March 2022 1,500-metre drill program. 12 new targets were identified in December 2021 of which the top 10 shall be drill tested by the Manitoba Mining Development Fund subsidized March 2022 drill program.

Geological Mapping

A helicopter-assisted geological mapping crew has undertaken the first new mapping on the Zoro Lithium Project area since the 1950s. The project was undertaken to provide an interpretation of the geological setting of the spodumene- bearing pegmatite dykes and any post-depositional structural overprints that may have affected the current location of the dykes. The mapping project was augmented by a drill core sampling program with the intent of assessing mineralogical and geochemical tools for vectoring towards additional pegmatites on the property. Both aspects of this summer’s work formed the basis of an M.Sc. thesis program undertaken at the University of Western Ontario under the guidance of Professor Robert Linnen and Dr. Tania Martins of the Manitoba Geological Survey. A preliminary map at a scale of 1:4000 was produced and establishes the geological setting for eight known spodumene-bearing pegmatite dykes on the property. Mineralogical studies are ongoing.

Metallurgical Drill Core Sampling

The Company completed additional drill core sampling from Dyke 1 on the Zoro Lithium Project in 2020 to provide material for the metallurgical survey, which was completed by SGS Mineral Services (“SGS”) at their Lakefield facility. A 2020 peer reviewed technical publication co-authored with SGS concluded that spodumene-bearing pegmatite from Zoro Dyke 1 can be processed using industry standard metallurgy to produce a 6% battery-grade lithium (Li2O) concentrate1.

Tantalum Potential

The 2016 intersection of 0.113% tantalum (Ta2O5) in drill hole DDH FAR16-001 and the presence of elevated tantalum assays on the property has encouraged the Company to further evaluate tantalum potential. The mineral tantalite (Mn, Fe) (Ta, Nb)2O6 is the primary source of the metal tantalum. It is a dark blue gray, dense and very hard mineral rarely found in pegmatites and is used in the electronics industry for capacitors and high-power resistors. It is also used to make alloys to increase strength, ductility and corrosion resistance. The metal is used in dental and surgical instruments and implants, as it causes no immune response.

NI 43-101 Technical Report

On July 9, 2018, the Company announced that it had received the first ever resource estimate for Dyke 1 on its Zoro Lithium Property. Dyke 1 contains an inferred resource of 1,074,567 tonnes grading 0.91% Li2O, 182 ppm Be, 198 ppm Cs, 51 ppm Ga, 1212 ppm Rb and 43 ppm Ta (at a cut-off of 0.3% Li2O). Dyke 1 is open at depth and to the north and south where additional exploration is ongoing. The estimate has an effective date of July 6, 2018, and was prepared by Scott Zelligan P. Geo., an independent resource geologist of Coldwater, Ontario. Dyke 1 is one of eight known spodumene- mineralized pegmatite dykes on the property. The remaining dykes are currently the object of ongoing exploration including drill-testing.

Inferred mineral resources are not mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource, however, it is reasonably expected that most of the inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future. Please refer to the Company’s new release dated July 9, 2018, for further details regarding this resource estimate and the methodologies, procedures and assumptions used to estimate same. The Company has filed the NI 43-101 Technical Report on SEDAR+.

Chain of Custody, Quality Control and Quality Assurance, and Data Verification

Drill core for assay purposes was sawn in half after logging and core mark-up by the Company’s geologist. Samples were collected based on an appropriate sample interval and washed to remove mud from cutting the core with the core saw. The core sample was placed into a clear plastic bag and the sample number written on the bag. An assay tag was inserted into the sample bag, one tag was inserted into the core box marking the sample location and the third tag was retained in storage. All core samples were placed into a white vinyl pail with a sample inventory, labeled and stored in a locked facility until enough samples were available for shipping. At this point the sample pails were taken to the local shipping company and loaded into a sealed transport truck. A bill of lading was signed by the geologist after the number of sample pails were counted and the shipping address confirmed. Receipt of the sample pails was acknowledged by the assay laboratory. Blanks, duplicate samples, and internal standard reference materials were included with each sample batch.

All data used to estimate the above reported mineral resource estimate, including sampling, analytical and test data, has been verified by Scott Zelligan, P.Geo., from the original sources. This includes a site visit to the Zoro Lithium Project, review of previously drilled intervals in person and a comparison of the drill hole database to drill logs and assay certificates.

A Permit to Extract a Bulk Sample

On January 6, 2022, the Company announced that it has received a permit from the Province of Manitoba to extract a 500kg bulk sample from Dyke 1 on its Zoro Lithium Property. A 2020 peer reviewed technical publication co-authored with SGS concluded that spodumene-bearing pegmatite from Zoro Dyke 1 can be processed using industry standard metallurgy to produce a 6% battery-grade lithium (Li2O) concentrate. The goal for the upcoming 500 kg bulk sample is to demonstrate that pegmatite from the Company’s Zoro Lithium Project is suitable to produce battery-grade lithium hydroxide (LiOH) thereby making it viable to market its lithium to strategic partners prior to development.

Drill Program

On February 8, 2022, the Company announced an upcoming 1500 metre diamond drill program scheduled to commence in the first week of March in 2022 on its 100% percent owned Zoro Lithium Project in Snow Lake, Manitoba. Prior to this upcoming 2022 drill program, a total of 58 historic diamond drill holes had been drilled on the Zoro property. From the previous 2018 drilling campaign, eight lithium mineralized spodumene pegmatite dykes were documented on the property. Of these Dyke 1 and Dyke 8 are the most prominent and remain open at depth and along strike to perform additional in-fill drilling and delineate additional tonnage of resource.

On March 14, 2022, the Company announced that field operations had commenced with a ten diamond drill hole (“DDH”) 1,500-meter program. This is the first drilling program for the Company since 2018. The focus of this drill program was to test ten new spodumene pegmatite targets on the Zoro project. Drill core samples were shipped to Activation Laboratories (Ancaster, Ontario) for assaying services. Drill and helicopter pads for each of the 10 holes were cut and prepared by Moss Line cutting of Snow Lake.

Table 1 and Figure 2 below illustrate the specific drill targets that were tested in 2022 for lithium oxide (Li2O%) mineralization. The expected host rocks for the lithium mineralization are spodumene-bearing pegmatite dykes. The locations of the drill holes are indicated by the RED STARS on Figure 2.

Table 1 – Summary of 2022 Zoro property drill targets. All drill holes dip -50° degrees, trend 65° degrees except DDH FM22-60 which trends 245° degrees. The total depth of each hole is expected to be 150 meters.

Foremost Lithium Drill Hole Collar Location UTM and Coordinates (NAD83 Zone 14)

DRILL HOLE	NAME	UTM EAST	UTM NORTH
1	FM22-64	459306	6081579
2	FM22-65	459175	6081481
3	FM22-66	459114	6081185
4	FM22-67	459997	6080468
5	FM22-68	460234	6079765
6	FM22-69	460176	6079680
7	FM22-70	459334	6079699
8	FM22-62	458931	6079786
9	FM22-63	458753	6079680
10	FM22-60	458597	6080125

457,500 mE
459,000 mE
460,500 mE
MMI Soil - LiRR
166
150
100
75
50
25
1
Zoro Claims
Foremost Lithium Drill Collars
Foremost Lithium 2022 drilling locations
2018 Pegmatite Discovery
Pegmatite Dykes
500kg bulk mini sample
River
Lake
ZOOM OF DETAILED AREA
JAKE 2412
JAKE 10
JAKE 54199
JAKE 54745
ZORO 1
FM21-64
FM21-65
FM21-66
FM21-67
FM21-60
FM21-61
FM21-59
FM21-62
FM21-63
FM21-70
FM21-68
FM21-69
BULK SAMPLE
SEE DETAILED AREA
Prov. of Manitoba
Snow Lake
Zoro Claims
6,082,500 mN
6,081,000 mN
6,079,500 mN
0
500
Meters
Nad 83, Zone 14
FOREMOST LITHIUM PROJECT
Snow Lake, Manitoba
Foremost Lithium - Pegmatite Dykes with Potential drill collars
LiRR - ppb
Feb 2, 2022
Mount Morgan Resources Ltd.

Figure 2. Map of the Zoro Lithium Project, Snow Lake area, Manitoba. Red stars indicate new 2022 drill targets identified with MMI technology, a proven advanced soil geochemical exploration technique. Solid black lines are lithium-bearing pegmatites on the property.

On April 26, 2022, the Company announced it had completed a ten-hole 1,509-metre drill program designed to test MMI soil geochemical anomalies and assess the deeper levels of high-grade spodumene pegmatite Dyke 8 discovered in 2018. The drilling contract was completed by Bodnar Drilling Ltd. of Ste. Rose du Lac and helicopter support was provided by Gogal Air Services Ltd. of Snow Lake. Both Bodnar and Gogal Air are Manitoba corporations.

Dyke 16 Discovery

The sixteenth spodumene-bearing pegmatite dyke on the Zoro property was intersected by two drill holes. DDH FM22-70 was drilled at -50 degrees inclination. Two pegmatite intercepts totaling 4.9 m with up to 15% light green spodumene crystal aggregates were obtained. A second hole, DDHFM22-70B, was drilled at a steeper inclination of -65 degrees to undercut the first pegmatite intersection. This hole intersected a five-m intercept of the same spodumene mineralized pegmatite as hole FM22-70. The host rock to these pegmatites is a fine-grained foliated basalt.

Figure 3. DDH FM22-70 drilled at -70 degrees inclination intersected two pegmatite dykes totaling 4.9 m with up to 15% light green spodumene crystal aggregates.

The location of Dyke 16 is illustrated in relation to all previous pegmatite dykes on the Zoro property in Figure 4 below.

Figure 4. Map of Zoro property showing the locations of newly discovered spodumene-bearing pegmatite dykes.

High-grade spodumene pegmatite Dyke 8 was discovered on the Zoro property in 2018 by the drill testing a MMI soil geochemical anomaly. Drill hole Far18-35 testing the MMI anomaly intersected 36.5 m of spodumene-bearing pegmatite. Assay results from hole FAR18-35 included three separate intercepts of high-grade lithium, including 12.3 m of 1.1% Li2O, 4.4 m of 1.2 % Li2O and 2.2 m of 1.5% Li2O.

In 2022 DDHFM22-71 was drilled at -65 degrees to undercut the 2018 pegmatite intersections. A 4.5 m spodumene-bearing pegmatite was intersected between 70.45 and 75.89 m before being truncated by a fault [see Figure 3]. This intercept is 37 m below the previous 2018 drill intercepted Dyke 8 spodumene mineralization. A further pegmatite was intersected below the fault between 84.4 and 86.65 m [see Figures 5 and 6]

Figure 5. A 4.5 metre spodumene-bearing pegmatite was intersected between 70.45 and 75.89 m before being truncated by a fault.

Figure 6. A further pegmatite was intersected below the fault between 84.4 and 86.65 m in Dyke 8.

To date, Dyke 8 has drill indicated dimensions of 120 m in length, 5-15 m in width and has been drilled to a depth of 157 m below surface.

After logging, all spodumene-bearing pegmatite intercepts were sawn in half and one half of the core shipped to Activation Laboratories (Ancaster, Ontario) for multielement analysis. The analysis of the 2022 core samples was consistent with previous years analytical program. This includes “UT-7” lithium and related metal analysis by ICP-MS after total dissolution by sodium pyrophosphate fusion.

Dyke 16

DDH FM22-70 intersected spodumene-bearing pegmatite between 32.44 m and 35.80 m. Assay results vary from 0.04% to 1.33% Li2O in four core samples over 3.36 m. DDHFM22-70B, drilled to undercut the first pegmatite intercept, intersected 4.92 m of spodumene-bearing pegmatite with lithium contents varying from 0.04% to 1.05% Li2O in 5 core samples (Table 1).

Related metal concentrations in Dyke 16 for CS (225-476 ppm), NB (74.9-116.2 ppm) and TA (28.3-89.7 ppm) compare favourably with those for Dyke 1.

Dyke 8

High-grade spodumene pegmatite Dyke 8 was discovered on the Zoro property in 2018 by the drill testing of a MMI soil geochemical anomaly. Discovery hole Far18-35 intersected 36.5 m of spodumene-bearing pegmatite, including individual intercepts of 12.3 m of 1.1% Li2O, 4.4 m of 1.2 % Li2O and 2.2 m of 1.5% Li2O.

DDHFM22-71 undercut the original 2018 pegmatite discovery and intersected three discrete pegmatites. A spodumene-bearing pegmatite was intersected between 70.45 and 75.89 m, a second between 84.4 m and 86.65 m and a third between 148.75 m and 152.65 m. Host rocks include fine-grained, variably altered, and foliated basalt +/- pyroxene.

Assay results from the first pegmatite intersection vary from 0.05%-0.86% Li2O in five core samples over 5.44 m and 0.05% Li2O in each of two core samples over 2.25 m from the second pegmatite intersection (Table 1). A third pegmatite intersected over 3.91 m in DDHFM22-071 assayed 0.09-0.21% Li2O with the highest concentrations for related metals CS (1440 ppm) and NB (137.9 ppm); cf. sample 423028; Table 2). Tantalum analyses from Dyke 8 core samples vary between 30.2 ppm and 88.5 ppm.

Table 2. Zoro 2022 Drill Results – Summary of NQ core assay results for lithium and related metals from spodumene-bearing pegmatites and pegmatites without visible spodumene

Dyke 16
DDHFM22-070	NQ Core Sample	Depth (m)	Width (m)	Li ppm	Li20%	Cs ppm	Nb ppm	Ta ppm
	423011	32.44-33.24	0.8	203	0.04	296	137	86.6
	423012	33.24-34.0	0.76	1040	0.22	226	116.2	89.7
	423013	34.0-35.0	1	6220	1.33	260	84.3	58.8
	423014	35.0-35.8	0.8	4000	0.86	253	97.1	47.4
DDHFM22-070B
	423015	43.21-44.0	0.79	200	0.04	395	107.9	65.3
	423016	44.0-45.0	1.0	3030	0.65	225	74.9	28.3
	423017	45.0-46.0	1.0	4890	1.05	319	113.3	35.7
	423018	46.0-47.0	1.0	4460	0.96	301	111.5	35.7
	423019	47.0-48.13	1.13	4030	0.86	476	106.5	61.9
Dyke 8
DDHFM22-071
	423021	70.45-71.30	0.85	563	0.12	328	99.9	63.1
	423022	71.30-72.30	1.0	4030	0.86	384	57.1	30.2
	423023	72.30-73.30	1.0	1770	0.38	562	61.3	46.2
	423024	73.30-74.27	0.97	1170	0.25	362	92.6	52.8
	423025	75.20-75.89	0.69	659	0.14	565	135	55.2
	423026	84.40-85.50	1.10	275	0.05	330	49.6	31.6
	423027*	85.5-86.65	1.15	246	0.05	414	62.8	34.3
	423028*	148.74-149.4	0.65	1000	0.21	1440	137.9	88.5
	423029*	150.76-151.7	0.94	440	0.09	777	67.3	32.8
	423031*	151.7-152.65	0.95	429	0.09	539	90.4	59.3

Note: * Refers to no visible spodumene observed in core sample

Bulk Sample

On May 26, 2022, the Company announced that it has contracted XPS Expert Process Solutions (a Glencore company) to develop a process to develop and refine spodumene concentrate (SC6 technical specification) into a saleable battery-grade lithium hydroxide product. The contractual relationship reflects the Company’s commitment to deliver battery grade lithium hydroxide to supply an integrated EV battery ecosystem to energize the electrification of the transportation sector.

The Company’s initial 2020 metallurgical test work, done in conjunction with SGS Canada Inc, indicated that it is possible that Heavy Liquids Separation (“HLS”) combined with magnetite separation can be used to produce a high-grade (close to 6% Li2O) lithium spodumene concentrate after the rejection of iron silicate minerals therefore, most of the spodumene should be amenable to recovery by HLS and/or flotation. The mineralogical characteristics of the Zoro Dyke 1 pegmatite highlight the economic potential of the project. These preliminary findings suggest that the Company’s Zoro property contains lithium resources meeting industry and market specifications. The new project with XPS and SGS will utilize a more robust 500 kg sample size which will allow us to confirm that it is feasible to convert the 6% Li2O from Zoro to Lithium hydroxide (“LiOH”) which is the compound for which the Electric Vehicle makers / giga factories have unprecedented demand.

The project was undertaken at XPS’s Falconbridge, Canada, facility and SGS Canada Inc.'s Lakefield, Canada, facility. The project included a single stage Dense Media Separation (“DMS”), flotation, pyrometallurgy and hydrometallurgy. Phase 1 including evaluating the potential purity and recovery of lithium from concentrates to ultimately improve commercial understanding and provide data for the generation of a continuous pilot process. The objective of Phase 1 is to produce a technical specification SC6 spodumene concentrate. SC6 is an inorganic material that can be further refined for use in the manufacturing of batteries, ceramics, glass, grease, and various lithium products.

Results of Test Work

Final test results confirmed in March of 2023, that DMS and flotation of DMS middlings together, achieved a global lithium recovery of 81.6% at a spodumene concentrate grade of 5.88% Li2O. Pyrometallurgical and hydrometallurgical testing on the DMS spodumene concentrate have shown that the final product is amenable to a flowsheet, capable of producing both battery grade lithium products, Lithium Carbonate (Li2CO3) and LiOH.

The Zoro Dyke 1 metallurgical program investigated the feasibility of lithium beneficiation by dense media and dry magnetic separation with the goal of producing a 6% Li2O concentrate from a Master Composite, at a fairly coarse particle size of -12.7/+0.5 mm. Completed HLS, DMS and dry magnetic separation test work confirms that HLS demonstrates excellent potential for the recovery of an on-spec lithium concentrate from the Master Composite by dense media separation. The global lithium recovery to a cumulative HLS non-magnetic sink product at an interpolated 6% Li2O grade was high at 73.5%, at a projected SG cut point of 2.88. Results from HLS testing were confirmed in the DMS pilot plant. DMS processing followed by dry magnetic separation produced a 5.93% Li2O spodumene concentrate, at a global lithium recovery of 66.9%, in approximately 27% of the mass which is in good agreement with the HLS results. The iron contents in the final lithium concentrates from both HLS and DMS were slightly above the 1% Fe2O3 requirement, but still acceptable for subsequent hydrometallurgical lab testing. Further improvements on the recovery of lithium can be realized by incorporating flotation and wet high-intensity magnetic separation in the flowsheet to treat the DMS middlings and -0.5 mm fines. Favourable metallurgical characteristics and processing of the Dyke 1 mineralogically representative bulk sample have been confirmed by this two-phase program. The result provides confidence in the metallurgical character of spodumene-bearing pegmatite as exploration proceeds on the Zoro Property.

Summer 2023 Exploration Program

On September 11, 2023, the Company completed an extensive summer exploration program on its Lithium Lane Properties including the Zoro Property. Dahrouge Geological Consulting Ltd. (“DGC”) undertook a surface exploration program, including revisiting Dyke 1 for sampling which hosts an inferred resources of 1,074,567 tons at a grade of 0.91% Li2O, with a cut-off of 0.3%, in accordance with the Company’s filed Regulation SK-1300 and NI 43-101 technical reports. Additional sampling around prospective areas known for hosting Lithium Cesium Tantalum (“LCT”) pegmatites were carried out as well as detailed structural mapping was conducted to assist with targeting for the 2023 winter drill season.

All Samples were shipped to SGS Laboratories (Burnaby) for analysis which used a total dissolution of the sample by sodium peroxide fusion and ICP-MS finish. This analytical approach is the standard analytical technique used by the Company on its Zoro and Jean Lake lithium projects. QAQC samples were inserted into the sample sequence at a rate of 5%, utilizing certified reference material and quartz blanks.

On October 12, 2023, the Company announced positive results returned from the summer exploration program including high-grade lithium values and spodumene mineralization; assay results returned values up to 2.13% Li2O at the Zoro Lithium Project.

Fig 7. Overview of the Zoro Property showing spodumene-bearing pegmatites and untested LCT pegmatites which are targets for future exploration.

DGC verified the presence of spodumene-mineralized pegmatite on surface at Dyke 1. Eight pegmatite samples, five containing spodumene, were collected for assay. Assay highlights can be found in Table 3.

Sample ID	Li (ppm)	Li2O(%)	Cs2O (ppm)	Ta2O5(ppm)
153291	9883	2.13	161	44
153292	2627	0.57	178	44
153293	2979	0.64	147	60
153294	479	0.10	418	106
153295	5062	1.09	364	37
153296	6734	1.45	252	94

Table 3 – Assay highlights from grab samples taken on the Zoro Property during the 2023 field program.

2024 Winter Drill Plans

The Company announced on December 28, 2023 its plans for a 7,500 m 30-hole drill program in Q1 of 2024. DGC plans to focus its drilling on the Company’s inferred resource at Dyke 1, a single high-grade lithium bearing spodumene pegmatite open along strike and at depth, as well as further investigation of the spodumene-bearing pegmatites on Dykes 8, 3 and 16, with this drill program.

On March 28, 2024, the Company provided an update to its drill program reporting the widest drill intercept to date with an intersection of spodumene-bearing pegmatite at Dyke 1, spanning a cumulative length of 32.53 meters. Drilling on the Zoro Property commenced in February of 2024, with holes FL2024-001 through FL2024-006 first targeting Dyke 8 and surrounding areas. Drilling confirmed spodumene presence in some drill core. Drilling then moved to focus on Zoro’s Dyke 1, the Company’s inferred resource. Based on a comprehensive geological review, Dahrouge Geological Consulting (“DGC”) has identified the southern extension of Dyke 1 as a priority target. This section of Dyke 1 remains largely unexplored with limited historical drilling. Dyke 1, which had not been drilled since 2018 and is open along strike and at depth, providing Foremost the potential for excellent resource development.

Figure 8 - 3-D Model of Dyke 1 with historic drillholes

Drilling will further explore mineralization in order to create what is presently expected to be a geological framework for an updated Regulation SK-1300 resource estimate. To date, a total of 10 drill holes have been completed on the property totaling approximately 2,100 meters. For detailed information of each drill hole see Tables 4 and 5 below.

Table 4 – 2024 Drilling Header Summary

Hole ID	Target	Core Size	Hole Depth (m)	Grid	Northing	Easting	Elevation	Azimuth	Dip
FL24-001	Dyke 8	NQ	124	NAD83 / UTM zone 14N	6080344	6080344	290	68	-55
FL24-002	Dyke 8	NQ	179	NAD83 / UTM zone 14N	6080311	6080311	290	68	-65
FL24-003	Dyke 8	NQ	124.98	NAD83 / UTM zone 14N	6080391	6080391	290	77	-55
FL24-004	Dyke 8	NQ	149	NAD83 / UTM zone 14N	6080251	6080251	290	100	-65
FL24-005	Dyke 8	NQ	119	NAD83 / UTM zone 14N	6080201	6080201	288	93	-45
FL24-006	Dyke 8	NQ	125	NAD83 / UTM zone 14N	6080116	6080116	288	102	-45
FL24-007	Dyke 8	NQ	248	NAD83 / UTM zone 14N	6079098	6079098	276.6	74	-45
FL24-008	Dyke 1	NQ	394	NAD83 / UTM zone 14N	6079080	6079080	277.1	73	-55
FL24-009	Dyke 1	NQ	308	NAD83 / UTM zone 14N	6078940	6078940	284.9	77	-55
FL24-010	Dyke 1	NQ	288.88	NAD83 / UTM zone 14N	6078940	6078940	284.9	77	-45

Table 5 – 2024 Pegmatite Interval Summary

Hole number	From	To	Length	Rock Type
FL24-001	41.78	44.07	2.29	Pegmatite
FL24-001	56.56	62.12	5.56	Spodumene Pegmatite
FL24-002	71.62	75.36	3.74	Spodumene Pegmatite
FL24-002	80.73	81.7	0.97	Pegmatite
FL24-002	84.08	89.19	5.11	Spodumene Pegmatite
FL24-003	13.92	15.23	1.31	Pegmatite
FL24-003	19.78	24.4	4.62	Pegmatite
FL24-003	37.52	39.1	1.58	Pegmatite
FL24-005	26.34	27.6	1.26	Pegmatite
FL24-005	78.22	79.06	0.84	Pegmatite
FL24-006	69.41	71.1	1.69	Pegmatite
FL24-007	79.64	80.19	0.55	Pegmatite
FL24-009	196.23	206.38	10.15	Spodumene Pegmatite
FL24-009	222.09	233.04	10.95	Spodumene Pegmatite
FL24-009	234.37	245.8	11.43	Spodumene Pegmatite
FL24-010	174.57	177.48	2.91	Pegmatite
FL24-010	177.48	188.76	11.28	Spodumene Pegmatite

Core sample assays remain to be announced as current processing is underway at the laboratory. Results are anticipated to be reported in batches in the coming weeks.

Jean Lake Lithium-Gold Project, Manitoba, Canada

The Jean Lake property is situated southwest of the Thompson Brother Trend in west-central Manitoba, 15 km east of the historic town of Snow Lake, Manitoba, Canada, and at the east end of the prolific Paleoproterozoic Flin Flon-Snow Lake greenstone belt. The Jean Lake property was first prospected in 1931 by Peter Kobar, who optioned the property to Sherritt Gordon Mines Ltd (“SGM”). A 1942 exploration program by SGM consisted of 19 shallow drill holes resulting in the discovery of three spodumene-bearing pegmatite dykes, SGM-1, -2 and -3. The SGM-3 pegmatite, now referred to as the Beryl dyke or B1, was re-discovered beneath 80 years of organic and inorganic debris by prospecting on the Jean Lake property in 2021.

The Jean Lake property consists of five mineral claims covering approximately 2,476 acres (1,002 hectares). On July 30, 2021, the Company entered into an option agreement with Mount Morgan Resources Ltd. to acquire a 100% interest in the Jean Lake lithium-gold project.

On July 30, 2021, the Company entered into an option agreement with Mount Morgan Resources Ltd. (“Mount Morgan”) to acquire a 100% interest in the Jean Lake lithium-gold project.

The option agreement provides that in order for the Company to earn a 100% interest in the project it is required to make the following cash payments and share issuances to Mount Morgan and incur the following project exploration expenditures as follows:

(a)	pay $25,000 in cash (paid) and issue common shares of the Company having a value of $25,000 (5,000 shares issued) on or before August 1, 2021;

(b)	pay $50,000 in cash (paid), issue $50,000 in common shares (6,704 shares issued) and incur $50,000 in exploration expenditures (incurred) on or before July 30, 2022;

(c)	pay $50,000 in cash (paid), issue $50,000 in common shares (6,128 shares issued) and incur $100,000 (accumulated) in exploration expenditures (incurred) by July 30, 2023;

(d)	pay $50,000 in cash, issue $50,000 in common shares and incur $150,000 (accumulated) in exploration expenditures (incurred) by July 30, 2024; and

(e)	pay $75,000 in cash, issue $75,000 in common shares and incur $200,000 (accumulated) in exploration expenditures (incurred) by July 30, 2025.

Once the Company earns the interest, the Company will grant a 2% NSR to Mount Morgan. The NSR may be reduced to 1% by the Company’s payment of $1,000,000 to the NSR holder.

Exploration at the Jean Lake Lithium-Gold Project, Manitoba

On December 9, 2021, the Company announced the commencement of a UAV-borne magnetic survey over the Jean Lake property where high-grade lithium pegmatite dyke was rediscovered in August of 2021 shortly after the property was optioned. Assay results from two locations on the “Beryl” or B1pegmatite gave a range of 3.89-5.17% Li2O in five samples collected from blasted trenched material. The trench and spodumene-bearing pegmatite dyke were exposed for mapping and sampling after approximately 80 years of accumulated organic debris was removed.

An Unmanned Aerial Vehicle or “UAV”-assisted magnetic survey was flown by EarthEx Geophysical Solutions Inc. (“EarthEx”) of Selkirk, Manitoba) at 25 m line-spacing with 250 m tie-lines over the Jean Lake property. A total of 500-line km was flown. The survey commenced in November of 2021 and, despite some weather delays, was completed in December of that year. The orientation of the flight lines was designed to assess the magnetic signatures of lithium-bearing pegmatites in and along the Beryl Lithium Trend on the Jean Lake property. The superior spatial precision of the UAV-acquired magnetic data provides an assessment of the depth to source, dip of the body and the overall shape and size of the body which assist subsequent diamond drill targeting. The magnetic survey was followed up with a Lidar survey in the spring of 2022 after the snowpack melted.

In March of 2022 the Company reported initial data from the UAV magnetic survey over the Jean Lake property. Images from EarthEx’s magnetic data identified several highly prospective targets which correlate with the previously identified Beryl pegmatite dykes (B1and B2) which assayed between 3.89% - 5.17% Li2O. The locations of the B1 pegmatite dyke, including locations B2 and B3 representing outcrop exposing pegmatite potentially hosted within the B1 dyke, are annotated with the magnetic data in Figure 1. The white lines on Figure 1 are the preliminary interpretation of the magnetic low lineaments from a Centre for Exploration Targeting (“CET”) analysis and overly the magnetic “low” picks layer. The coincidence of the trends of magnetic lows with the Beryl pegmatites and their extension along a trend recognized for its association with high-grade lithium pegmatites is highly encouraging.

In April of 2022, the Company announced final interpreted results from the UAV magnetic survey over the Jean Lake property.

Final images from EarthEx’s magnetic data identified 14 high priority structural targets for further exploration work in the northern portion of the Jean Lake property. 14 sets of independently colored lines are final interpretations of the magnetic low lineaments from a CET analysis and overlay the magnetic “low” picks layer. The coincidence of the magnetic lows with the Beryl Pegmatite provides additional exploration targets and is highly encouraging. Of particular importance, Target 11 (BLUE) and Target 10 (GREEN) directly match the previously identified Beryl Pegmatite dykes (B1 and B2). The locations of the B1 and B2 Beryl Pegmatite dykes are annotated with the magnetic data in Figure 7.

Figure 9. Magnetic image covering the Jean Lake property. The gap in the image is due to the location of the hydroelectric power line that crosses the property. Location B-1 assayed 3.89% Li2O and connects with target 11; and Location B2 (red circle) assayed 5.17% Li2O and connects with Target 10.

Figure 9 builds upon Figure 8 now showing Snow Lake Lithium’s SG and GRP spodumene pegmatites as per their disclosed interim drilling results from March 10, 2022. There are multiple features which appear to connect the High Priority Targets, known pegmatite dykes and interpreted lineaments on the Foremost Lithium and Snow Lake Lithium properties.

Figure 10. Foremost Lithium’s Jean Lake magnetic survey results with overlays of Snow Lake Lithium’s SG and GRC pegmatites

Exploration Program

Two field crews were mobilized to prospect 14 high priority targets defined as magnetically low and structurally recessive lineaments. These lineaments host the beryl pegmatites, have similar orientations as the SGM and Grass River lithium pegmatites of Snow Lake Resources Ltd. (“Snow Lake”) and were interpreted as high priority exploration targets. The lineaments were defined by an UAV Drone assisted high-resolution geophysical survey and CET analysis of the acquired data (see March 2022, news release). The linear trend of magnetic lows defined on the Jean Lake property by the UAV borne survey are interpreted as the magnetic signature of the coarse spodumene bearing Sherritt Gordon #1 and #2 and the Grass River pegmatite dykes currently being explored and developed by Snow Lake. There are also linear trends of magnetic lows associated with the high-grade Beryl pegmatites which were drill tested.

The lineaments were prospected, and rock chip sampled and assayed for lithium and related elements where exposure was permissive. Where the lineaments are overburden covered, MMI soil geochemical surveys were initiated and sent for analyses to SGS Canada Inc.. The UAV-borne magnetic and Lidar surveys were flown by EarthEx with financial support from the Manitoba Mineral Development Fund.

On October 17, 2022, the Company commenced preparations for a winter diamond drill program. The drill targets were to include the high-grade spodumene-bearing Beryl pegmatite dykes where grab sample assays of 3.89% and 5.17% Li2O were received from pegmatite Dyke B1 and 3.81%, and 4.09% and 4.74% Li2O from pegmatite Dyke B2, in August 2021.

On November 21, 2022, the Company announced that it received a work permit from the Mining Permit office of the Manitoba Government and had finalized plans to begin a 24-hole, 3,000 m diamond drill program on its 100% owned Jean Lake Lithium project located near the historic mining town of Snow Lake commencing on December 02, 2022. The Company signed a drill contract with BRL Drilling Ltd. (Temagami, Ontario), air support, core storage and preparation facilities in Snow Lake were provided by Gogal Air Services, drill pads were cut by Moss Line Cutting Ltd. (Snow Lake) and field technical support was provided by Golden Frost Exploration (Oakbank, Manitoba). Assay samples from drill core were shipped to Activation Laboratories (“ACTLABS”; Ancaster, Ontario) for lithium and related element analysis using analytical approach UT-7 after a total sodium peroxide fusion.

On June 6, 2023 the Company announced that assay results were received from 246 NQ core samples collected from their now completed diamond drill program. The Company's exploration efforts had focused on lithium in pegmatite using a variety of exploration technologies, which not only have exposed potential for spodumene, but which also has demonstrated the potential for gold mineralization. The results of the program have confirmed lithium at the B1 pegmatite but has made a serendipitous new gold discovery on the property.

The Jean Lake drill program intersected numerous gold mineralized intervals at vertical depths up to 110 m below surface as well lithium at the B1 spodumene bearing pegmatite. The locations of drill holes that intersected gold mineralized intervals are illustrated in Figure 10 in addition to the B1 drill hole location. Details of the lithium and gold intersections are provided in the summary of gold and lithium hole results below.

Figure 11. Lithium and Gold Intersections in 2022-2023 Drill Hole

Results

Lithium

B1 Pegmatite

The historic B1 pegmatite was tested to assess the width and extent of observed high-grade spodumene mineralization exposed at surface. Drilling included a down dip hole to assess the vertical extent of the spodumene and the dimensions and attitude of the B1 pegmatite. FM23-01A was drilled down plunge and intersected pegmatite to a depth of 41.3 m. An intersection of a 3.35 m zone of spodumene mineralization between surface and 3.35 m assayed 1.26% Li2O. FM23-01 was drilled from north to south just north of the B1 exposure to undercut the surface exposure of high grade spodumene mineralization and intersected 20 m of pegmatite between 6 and 26 m.

B2 Pegmatite

The east end of the B1 pegmatite is marked by a trenched exposure of high-grade spodumene bearing granitic pegmatite originally referred to as the B2 pegmatite. FM23-06 was drilled at -45 degrees to test the pegmatite beneath the trench and intersected a 4.4 m intercept of spodumene-bearing pegmatite between 32.88 and 37.3 m. The maximum lithium assay was 0.61% Li2O. FM23-07 was drilled at -60 degrees to undercut hole FM23-06 and intersected a wider 10 m zone of pegmatite from 54.42-64.45 m but with lower lithium contents.

Gold

The Jean Lake property occurs in a geological terrain (the Flin Flon-Snow Lake greenstone belt) historically recognized as significantly endowed with gold and new developing lithium resources. Rock chip sampling initiated between August and September in 2021, by Foremost's prospecting team, confirmed the presence of this gold mineralization.

The 2022-2023 drill program documented gold mineralized intersections in eight drill holes. Gold intercepts in drill core extend from surface to a vertical depth below surface of 110 m. An intercept of 7.5 g/t Au over 7.66 m that includes a 0.48 m intercept of 102 g/t gold occurs 65 m vertically below surface.

Summary of Gold Intersections in Drill Holes

Hole ID	Easting	Northing	Strike	Dip	Depth	Intercept in Meters
FM23-01A	452688	6076420	205	-66	62	2.46 g/t Au over 3.70m from 41.30-45m
FM23-04A	452743	6076529	90	-45	80	11.27 g/t Au over 2.75m from 73.75-76.5m including 91.8 g/t Au over 0.32m from 74.74-75.06m
FM23-08	452877	6076534	245	-45	134

1.44 g/t Au for 0.32m from 11.33-11.65m and 7.50 g/t Au for 7.66m from 94.35-102.01m including 29.95 g/t Au for 1.77m from 94.35-96.12m and 102 g/t Au over 0.48m from 94.77-95.25 m. and 1.28 g/t Au for 0.3m from 107.6m-107.9m

FM23-08A	452878	6076543	110	-45	173	1.51 g/t Au for 0.52m from 95.18m-95.7m
FM23-13	452667	6076898	270	-45	125	0.94 g/t Au for 1.23m from 121.30m-122.53m
FM23014	452732	6076854	370	-45	158	1.23 g/t Au for 2.85m from 151.24m-154.09m
FM23-22	450367	6073940	314	-45	125	3.04 g/t Au for 0.68m from 102.92m-103.6m
FM23-25	452347	6076330	120	-45	114	2.07 g/t Au for 3.49m from 25.3m-28.79m including 6.86 g/t Au for 0.54m from 25.30m-25.84m and 1.27 g/t Au for 2.4m from 69.6m-72m

Summer 2023 Exploration Program

On September 11, 2023, the Company completed an extensive summer exploration program on its “Lithium Lane Properties” including the Jean Lake Lithium-Gold property. This included prospecting and rock sampling for highly prospective areas for Lithium Cesium Tantalum (“LCT”) pegmatites. Spodumene-pegmatite occurrences (B1, B2, and B3) that are collectively known as the “Beryl Pegmatites” were sampled and mapped in further detail to assist with drill targeting for the upcoming drill season. Additional overburden was stripped from the B1 and B2 occurrence, revealing more spodumene mineralization. Four chip samples were collected during the 2023 field program, three of which were from spodumene bearing pegmatite.

Figure 12. Map of 2023 Sample Location on the Jean Lake property.

Results

Samples taken from the B1 pegmatite hosted coarse-grained, pale green spodumene that ranged from 5 cm to 70 cm (Picture 1). Samples taken from the B2 pegmatite hosted abundant apple-green to yellow-green spodumene that ranged from 5 cm to 15 cm. Assay highlights are presented in Table 4 below.

Sample ID	Li (ppm)	Li2O(%)	Cs2O (ppm)	Ta2O5(ppm)
153026	8434	1.82	24	1
153027	64	0.01	1	0
153029	8635	1.86	27	10

Table 6 – Assay highlights from Jean Lake property field program

Picture 1. Large spodumene crystals found in outcrop at the B1 pegmatite; Sample 153026.

2024 Winter Drill Plans

On December 19, 2023, the Company announced upcoming plans for a 15-hole, 2,500-m diamond drill winter program to commence in Q1 of 2024. The target includes the B-1 spodumene bearing pegmatite dyke along strike towards the B-2 and B-3 pegmatites to extend the mineralization laterally as well as focus on the potential for additional gold mineralization at depth based on previous drill results.

Grass River Property, Manitoba, Canada

The Grass River Property is an exploration stage property consisting of 29 claims covering 15,664 acres/6,339 hectares located 30 km east of the historic town of Snow Lake, 6.5 kilometers east of the Zoro Property. The Grass River Property hosts 10 pegmatites exposed in outcrop, and 7 drill-indicated spodumene-bearing pegmatite dykes, as illustrated on figure 13 below.

Figure 13 - The Grass River Property Claim Block (“GRC”)

The Property was acquired by on the ground staking after a review of the geological characteristics of the property. The claims were registered with the Manitoba Mining Recorder in the name of Foremost Lithium on January 18, 2022 and originally consisted of 27 claims and 14,873 acres/6,019 hectares. On April 3, 2023, the Company announced that an additional 2 claims were staked to increase the number of claims from 27 to 29 and the total property area by 790 acres/320 hectares, to a total amalgamated 15,664 acres/6,339 hectares. The two new claims provide linkage between the Peg North Lithium Property and Grass River Claims (Figure 14) thereby allowing the application of assessment credits earned from exploration on either property applicable to both.

450,000 mE
457,500 mE
465,000 mE
472,500 mE
480,000 mE
6,097,500 mN
6,090,000 mN
6,082,500 mN
6,075,000 mN
N
S
W
E
FOREMOST LITHIUM
Foremost Lithium Snow Lake Properties
Snow Lake, Manitoba
Claim Status
0
5
Kilometers

Figure 14 - Grass River Property illustrating its two new claims Joining Peg North

Summer 2023 Exploration Program

A prospecting program commenced in the Summer of 2023 to supplement the geophysical and geochemical targets. Eleven (11) samples collected from visible, granitic pegmatite exposures. The 1950s exploration work undertaken on the property was verified in the assessment files housed in the office of the Manitoba Mining Recorder and subsequently mapped by the Manitoba Geological Survey. Time on the property was restricted during the exploration program due to the 2023 forest fires and accessibility was limited.

Peg North Property

The Peg North Property is an exploration stage property covering 16,697 acres (6,757 hectares) located in the historic mining district of Snow Lake, Manitoba, and is the largest and newest of the Lithium Lane Properties. It captures the northern extension of the Crowduck Bay fault (see the map below, figure 15), which is a focal point for the development of lithium-enriched pegmatite dyke clusters. In July 2022, the Company entered into an option agreement to acquire 100% interest consisting of 28 mineral claims on the Peg North Property.

On June 28, 2022, the Company entered into an option agreement to acquire a 100% interest in the Peg North claims located in the Snow Lake mining district in Manitoba. During the year ended March 31, 2023, the Company completed the following:

(a)	cash payments of $750,000 as follows:

(i)	a cash payment of $100,000 on or before June 28, 2022 (paid);
(ii)	a cash payment of $100,000 on or before June 28, 2023 (paid);

(iii)	a cash payment of $100,000 on or before June 28, 2024 (paid);
(iv)	a cash payment of $150,000 on or before June 28, 2025;
(v)	a cash payment of $150,000 on or before June 28, 2026; and
(vi)	a cash payment of $150,000 on or before June 28 2027; and

(b)	the issuance of $750,000 in shares of the Company as follows;

(i)	the issuance of $100,000 in common shares on or before June 28, 2022 (issued 10,526 shares);
(ii)	the issuance of $100,000 in common shares on or before June 28, 2023 (issued 13,072 shares);
(iii)	the issuance of $100,000 in common shares on or before June 28, 2024 (issued 28,818 shares);
(iv)	the issuance of $150,000 in common shares on or before June 28, 2025;
(v)	the issuance of $150,000 in common shares on or before June 28, 2026; and
(vi)	the issuance of $150,000 in common shares on or before June 28, 2027; and

(c)	incurring exploration expenditures totaling $3,000,000 (incurred $843,914) due on or before June 9, 2027.

The property is subject to a 2% NSR. Pursuant to a second agreement entered into during the year ended March 31, 2023, the Company can make a one-time $1,500,000 payment to re-purchase 1% of the NSR once the 100% interest has been earned.

Figure 15 - Peg North Property Map

Summer 2023 Exploration Program

Our Company announced that Dahrouge Geological Consulting Ltd would be conducting a summer exploration program on The Peg North Property. Forty-five (45) pegmatites were mapped and sampled. Additionally, 174 MMI samples were collected from the area of a large magnetically depleted zone that occurs at the southern end of the previously unrecognized sinistral fault structure identified from a UAV-assisted magnetic survey.

Figure 16 - 2023 MMI Samples on the Peg North Property

A high volume of pegmatite dykes were discovered and sampled during the 2023 field exploration campaign highlighting the prominence of the Crowduck Bay Fault. A large portion of the property was inaccessible and remains unexplored due to forest fires, inhibiting access.

Developmental Activities

Results from the 2023 summer exploration program, coupled with regional/local geological assessments, historical data, and high-resolution geophysics will be essential for future exploration data sets for the inputs to enable an efficient and effective drill targeting strategy.

UAV-Borne Magnetic Surveys

The Company follows the same scientific methodical approach on all its lithium projects for future exploration and drill programs. Some of the valuable tools and steps include using flying UAV-borne magnetic surveys.

UAV magnetic data lends itself very well to finding new prospective drill targets. The UAV system's resolution has provided excellent litho-structural detail over all Foremost's Lithium Lane properties and has generated detailed 3D models of the magnetic sources on the properties. Magnetic surveys can provide valuable exploration information such as depth to source, dip of the body as well as the overall shape and morphology of the lithological unit. The exMAG system is a geophysical system which generates industry-leading magnetic maps and 3D models by employing advanced drone navigation technology to fly lower and more precise missions than other drone-borne systems, and advanced processing methodology to generate high quality deliverables. Its purpose is to provide Foremost with the best possible suite of tools for characterizing the magnetic characteristics subsurface in their study-area, with a focus on detail and precision.

The resolution of the mag survey and the exMAG system allows targeting of bedrock structures which may host lithium pegmatite deposits, which when coupled with 3D products from inversion of magnetic survey data provides an excellent source of information for Foremost Lithium to define drill-targets on its property based on its magnetic signatures including both magnetic and non-magnetic targets. The combination of previously flown magnetics, and LiDAR collected by EarthEx have revealed numerous important features across the various properties, including structures in the exMAG drone-borne magnetic data which line up with known pegmatite occurrences, other structures in the vicinity of known pegmatites which suggest a pegmatite dyke swarm may be present; topographic expressions which may indicate bodies resistive to weathering, such as pegmatites, are present.

On November 3, 2022, the Company completed a UAV-assisted high-resolution airborne magnetic survey on its Lithium Lane Properties. Foremost contracted EarthEx which flew a total of 7,472.7-line km over the entire 43,276-acre/17,513 hectares land package.

Magnetometer Survey Details

The drone magnetometer surveys (Figures 9 and 10) were flown with a flightline azimuth of 070º and flightline spacing of 25 m. Tie lines were established at 250 m spacing. Each property survey and the number of line km flown included:

1.	Grass River Lithium Property: Survey was conducted between April 14 and May 27, 2022, and comprised 2,734.1-line km;

2.	Zoro Lithium Property: Survey was conducted between May 28 and June 15, 2022, and comprised 1,264.7-line km;

3.	Jean Lake Property: Survey was conducted between November 29, 2021, and December 20, 2021, and comprised 483.4-line km; and

4.	Peg North Property: Survey was conducted between June 15th, 2022, and October 6th, 2022, and comprised 2990.5-line km.

Picture 2. Drone Carrying a Magnetometer.

On October 9, 2023, The Company announced EarthEx would embark to Snow Lake to the Peg North claim block to commence LiDAR surveying which would complete the collection of LiDAR and high-resolution magnetics over the entirety of its Lithium Lane Properties.

Non-Core Properties

Jol Property

On July 12, 2022, we completed the acquisition of 100% of the interest in and to those certain undersurface mineral rights certain comprising Manitoba Mineral Disposition No. MB3530 from Mae De Graf (the “MB3530 Property”) with an issuance of cash and shares. The MB3530 Property is subject to a 2% NSR.

Lac Simard South, Quebec, Canada

In May 2023, we acquired the Lac Simard South Property, located in the Province of Quebec, amending a property acquisition agreement to purchase 100% interest in and to those certain undersurface mineral rights comprising a total of 60 claims, covering 8,612 acres (3,485 hectares). In consideration for the property, we paid to the arm length vendors cash consideration on May 12, 2023, plus common share issuance after closing. In consideration for the property, we paid to the vendors cash consideration of $17,500 plus GST on May 12, 2023, and we paid an additional $17,500 plus GST in September 2023. In addition, we issued a total of 10,700 common shares of the Company at a deemed price of $7.50 per common share under terms as set forth therein and subject to a 4-month hold. The Company has now earned a 100% interest of Lac Simard South property.

The Company staked an additional 20 mineral claims on the Lac Simard South Property contiguous to the 60 claims to complete the final aggregate land size of 11,482 acres (4,647 hectares), and the total number of claims to 80.

Figure 17. Lac Simard South Property Claims with Surrounding Lithium Refineries and Concentrators.

GOLD AND SILVER

Winston Property, New Mexico, U.S.

The Company controls, subject to certain underlying royalties, a 100% interest in the Winston property located in Sierra County, New Mexico, U.S. (the “Winston Property”). The Company announced it had extended its land holdings on October 17, 2023, by staking seven additional claims at the north end of the property. The purpose was to secure a more solid holding of the northern extension of the PayMaster Fault, a structural trend known for historic gold discoveries. The Winston Property is now comprised of 147 unpatented lode mining claims, which includes a 100% interest in each of the Little Granite Claims (the “LG Claims”) and two patented mining claims, Ivanhoe and Emporia (the “Ivanhoe/Emporia Claims”), comprising a total of 149 total mining claims and 3,000 acres.

In accordance with the terms and condition of the underlying purchase agreement to complete the acquisition of the Ivanhoe/Emporia claims, the Company is required to pay the original owner of the claims the remaining purchase price of US$361,375 (US$42,000 paid). Before the remaining purchase price is paid in full, the Company is subject to a minimum monthly royalty payment based on monthly average silver price which reduces the remaining purchase price once paid. The accrued minimum monthly royalty payments outstanding as of March 31, 2024, totals US$222,975 (March 31, 2023 – US$225,125). The agreement also entitles the owner to a permanent production royalty of a 2% NSR.

On December 14, 2022, the Company announced that it has acquired 100% interest of Little Granite Claims in the Winston Group of Properties Gold/Silver Project.

The Winston Property is in good standing.

Exploration at the Winston Property, New Mexico, USA

The Little Granite Mine is a high-grade epithermal silver-gold system which was last explored in the early 1980s. In addition to Little Granite, Far Resources also controls the core claims covering the nearby Ivanhoe-Emporio Mines, which may represent an attractive bulk mineable gold target. The historic mines are hosted by north-south orientated vein systems which display characteristics typical of low sulphidation epithermal style mineralisation. This style of mineralization hosts some of the highest-grade precious metal mines worldwide, including Sleeper (Nevada), Creede (Colorado), Fruta del Norte (Ecuador) and Hishikari (Japan). The mineralization in the Winston area is believed to be tertiary in age and related to the Rio Grande Rift. The Black Range District was mined extensively in the 1880s but has seen little activity since.

Michael Feinstein, PhD, CPG, of Mineoro Explorations LLC, is assisting the Company with their exploration campaign aimed at targeting the bonanza zone of the Little Granite Epithermal Vein System. Existing data will be integrated with structure, alteration and geochemistry in a 3D model. The host volcanic stratigraphy of the Gila and dominant structural control of the Rio Grande Rift provide excellent context for the emplacement of well-developed vein systems.

The Company mobilized a field crew to the Winston project in early October of 2020. The crew evaluated the best options for access and logistical support of the planned Phase 1 program focused on the Little Granite Mine area. The Phase 1 program consisted of soil and rock geochemical sampling, geological mapping, with particular focus on structural controls of the silver-gold mineralization and possibly ground geophysics, and terrain mapping using a drone as disclosed in our April 2021, news release.

In February of 2021, the Company reported the results of recent sampling on its Winston project. High grade gold and silver values were confirmed from three historic mines, Ivanhoe, Emporia and Little Granite, in the south part of the Company’s land holdings. 20 ore characterization samples from these three mines returned peak values of 66.5 g/t gold and 2940 g/t silver from Little Granite, 26.8 g/t gold and 1670 g/t silver from Ivanhoe and 46.1 g/t gold and 517 g/t silver from Emporia.

Detailed sample results are listed below. The samples were obtained as part of the initial geological evaluation of the property, during which mine environs, workings and dumps were walked and inspected to collect representative samples of the different styles of mineralization. High grade mineralization was confirmed at the Little Granite, Ivanhoe and Emporia mine sites.

Sample#	Comment	Mine	Au_ppm	Ag_ppm
1670958	Sugary white quartz w patches of black sulphides	Emporio	46.10	366.0
1670959	amethyst vein and breccia w minor oxides	Emporio	0.02	1.0
1670960	banded vein w some red zones and minor ginguro	Emporio	44.90	517.0

1670957	banded comb quartz w calcite, oxides, drk gray zones	Ivanhoe	0.38	563.0
1670976	sugary quartz/adularia/calcite banded vein w black sulph bands, up to 20% locally	Ivanhoe	4.82	1,670.0
1670977	layered comb amethyst w oxides and replacement textures	Ivanhoe	0.02	3.8
1670978	massive drk grat qtz w red oxide zone, some CuOx	Ivanhoe	2.91	628.0
1670979	calcite breccia w chalco, included banded vein clast	Ivanhoe	0.47	383.0
1670980	layered chalcedony w black sulphides, minor calcite	Ivanhoe	26.80	940.0
1670981	qtz/adularia vein w green mustard oxide	Ivanhoe	1.30	849.0

1670962	comb amethyst/sugary quartz w red-orange oxides	L Granite	3.33	218.0
1670963	coarse comb qtz w calcite and bright green crystalline oxide	L Granite	7.97	189.0
1670964	dark grey mucky qtz vein phase, red-orange oxides w tr CuOx	L Granite	6.43	525.0
1670990	comb qtz w red and black sulphide layers, rare variety on this dump	L Granite	0.41	690.0
1670992	Quartz with red-oxide fluff	L Granite	0.10	7.6
1670993	Qtz/adularia vein phase w minor orange oxides	L Granite	2.15	163.0
1670994	white banded coarse comb vein, dump background	L Granite	7.00	337.0
1670995	select high grade ore grab at LG haul tower	L Granite	66.50	2,940.0

These samples were collected by Dr. Michael Feinstein, of Mineoro Explorations, during three visits to the project between October and December of 2020. Numerous samples were collected throughout the project area, and historic mine sites were visited several times. Multiple, overlapping phases of alteration and mineralization are evident throughout as illustrated in the sample photos following. The ore characterization samples were collected to better understand which phases are of greatest economic interest. The results confirm that earlier reports of high-grade silver and gold values from historic workings have legitimacy and justify a major exploration program using modern methods to define the nature and size of mineralization.

Current plans for follow-up work include additional geochemical sampling, geological mapping and claim staking. The acquisition of detailed imagery and surface terrane models are being investigated as a precursor to project and target scale geophysical surveys.

All samples were collected by Mineoro Explorations and securely maintained through to submission to the ALS Minerals laboratory in Tuscon. Samples were analyzed by Fire Assay and ICP-MS. Internal laboratory QA/QC protocols were followed and 5% external standards are submitted with all sample batches.

RESULTS OF OPERATIONS

For the year ended March 31, 2024:

Net loss for the year

The Company had a net comprehensive loss for the year ended March 31, 2024, of $4,472,170 (2023 Income - $956,578). The net change of $5,428,748 in the net loss for the year ended March 31, 2024, compared to the year ended March 31, 2023, was primarily due to the following:

Administrative expenses increased by $962,124:

●	Consulting of $120,801 (2023 - $405,138) decreased by $284,377 and was related to consulting services in connection with the NASDAQ listing.

●

Investor relations and promotion of $851,614 (2023 - $157,983) increased by $693,631 and was primarily related to increased services since the Company’s recent registration statement and related NASDAQ listing.

●	Listing fee of $54,184 (2023 - $Nil) increased by $54,184 and was directly related to the Company’s NASDAQ listing.

●

Management and directors’ fees of $754,542 (2023 - $381,819) increased by $284,337 and was related to performance incentive increases to certain contracted or salaried employees and the addition of new employees due to the growth of the Company.

●

Office and miscellaneous of $267,690 (2023 - $87,866) increased by $179,824 and was mainly related to an increase of $149,513 in insurance costs after listing on NASDAQ and expensing a rent deposit of $11,582 which was applied to the last two months of the lease.

●	Property investigation costs of $Nil (2023 - $4,399) decreased by $4,399 due to the Company in the prior year investigating potential property additions.

●

Professional fees of $1,178,691 (2023 - $1,576,974) decreased by $398,283 which was related to a decrease in legal fees of $691,715 due to increased legal in the prior period relating to the Company’s NASDAQ listing and offset by a $140,003 increase to accounting and audit fees related to additional services required for the NASDAQ listing.

●

Share-based payments of $910,700 (2023 - $815,428) increased by $95,272 are non-cash expenses and due to a timing and amount of stock option issuances during the period and valued using the Black-Scholes Method of calculating the expense.

●	Transfer agent and filing fees of $290,042 (2023 - $75,446) increased by $214,596 which was primarily related to fees associated with the additional NASDAQ listing.

●	Travel of $70,379 (2023 - $31,466) increased by $38,913 due to an increase in trade shows, conferences and property site visits.

Other gains and losses changed by $4,466,624:

●	Finance income on sublease of $1,314 (2023 - $8,879) decreased by $7,565 due to the sublease ending in December 2023.

●	Foreign exchange loss of $35,996 (2023 - $29,423) increased by $6,573 and related to the fluctuations in the U.S. dollar as compared to the Canadian dollar at each reporting date.

●

Gain on derivative liabilities of $166,651 (2023 - $Nil) increased by $166,651 caused by the decrease of our share price from $5.65 at August 24, 2023 to $3.22 March 31, 2024. Warrants priced in U.S. dollars are classified as derivative liabilities as the Company’s functional currency is in Canadian dollars. As a result of this difference in currencies, the proceeds that would be received by the Company if these warrants are exercised are not fixed and will vary based on foreign exchange rates, hence the warrants are accounted for as a derivative under IFRS and are required to be recognized and measured at fair value at each reporting period.

●

Gain on forgiveness of debt of $10,000 (2023 - $184,813) decreased by $174,813 due to a $10,000 CEBA forgiveness in the current year on repayment compared to the write-off of old accounts payable amounts in the prior year that were over 3 years old where requests for payments or contact by the Company was not received and statute of limitation was used.

●	Gain on sublease of $2,962 (2023 - $5,925) decreased by $2,963 due to the sublease ending in December 2023.

●	Gain on sale of property of $Nil (2023 - $3,500,000) decreased by $3,500,000 due to a sale of the Company’s Hidden Lake Project during the prior year which resulted in a gain.

●	Gain on long-term investment of $671 (2023 loss - $5,100) decreased by $5,771 due to the sale and disposition in the Company’s share investment in Alchemist Mining Inc.

●	Interest expense of $126,606 (2023 - $104,031) increased by $22,575 and is directly attributable to the outstanding loan balance with related parties to fund the Company.

●

Recovery of flow-through premium liability of $8,477 (2023 - $977,534) decreased by $969,057 due to issuance of flow through shares where the Company fulfilled its obligation to spend the flow through funds raised and extinguishing the liability.

●	Write-off of prepaid expenses of $1,000 (2023 - $48,000) decreased by $47,000 due to expenses paid in advance and not recoverable.

●

Write-off of short-term loans payable of $Nil (2023 - $2,500) decreased by $2,500 due to loans that were over 3 years old where requests for payments or contact by the Company was not received and statute of limitation was used.

For the three month period ended March 31, 2024:

Net loss for the period

The Company had a net comprehensive loss for the three-month period ended March 31, 2024, of $1,513,401 (2023 Income - $321,952). The net change of $1,835,353 in the net loss for the three-month period ended March 31, 2024, compared to the three-month period ended March 31, 2023, was primarily due to the following:

Administrative expenses increased by $964,026:

●	Consulting of $51,227 (2023 - $110,115) decreased by $58,888 and was related to consulting services in connection with the NASDAQ listing.

●

Investor relations and promotion of $414,749 (2023 - $9,994) increased by $404,755 and was primarily related to increased services since the Company’s recent registration statement and related NASDAQ listing.

●

Management and directors’ fees of $204,288 (2023 - $111,250) increased by $93,038 and was related to performance incentive increases to certain contracted or salaried employees and the addition of new employees due to the growth of the Company.

●

Office and miscellaneous of $93,989 (2023 - $2,964) increased by $91,025 due to and was mainly related to an increase of $60,231 in insurance costs after listing on NASDAQ and other general increases in office expenses.

●	Property investigation costs of $Nil (2023 - $4,399) decreased by $4,399 due to the Company in the prior period investigating potential property additions.

●

Professional fees of $188,813 (2023 - $385,945) decreased by $197,132 which was generally related to a decrease in legal fees of due to legal service in the prior period relating to the Company’s NASDAQ listing.

●

Share-based payments of $55,239 (2023 recovery - $501,462) increased by $556,701 due to are non-cash expenses and due to a timing and amount of stock option issuances during the period and valued using the Black-Scholes Method of calculating the expense.

●	Transfer agent and filing fees of $98,359 (2023 - $23,779) increased by $74,580 which was primarily related to fees associated with additional NASDAQ listing.

●	Travel of $14,524 (2023 - $9,178) increased by $5,346 due to due to an increase in trade shows, conferences and property site visits.

Other gains and losses changed by $870,327:

●	Finance income on sublease of $Nil (2023 - $1,447) decreased by $1,447 due to the sublease ending in December 2023.

●	Foreign exchange gain of $20,256 (2023 loss - $1,318) increased by $21,574 and related to the fluctuations in the U.S. dollar as compared to the Canadian dollar at each reporting date.

●

Loss on derivative liabilities of $392,012 (2023 - $Nil) increased by $392,012 caused by the decrease of our share price from $5.65 at August 24, 2023 to $3.22 March 31, 2024. Warrants priced in U.S. dollars are classified as derivative liabilities as the Company’s functional currency is in Canadian dollars. As a result of this difference in currencies, the proceeds that would be received by the Company if these warrants are exercised are not fixed and will vary based on foreign exchange rates, hence the warrants are accounted for as a derivative under IFRS and are required to be recognized and measured at fair value at each reporting period.

●

Gain on forgiveness of debt of $Nil (2023 - $184,813) decreased by $184,813 due to the write-off of old accounts payable amounts in the prior year that were over 3 years old where requests for payments or contact by the Company was not received and statute of limitation was used.

●	Gain on sublease of $Nil (2023 - $1,481) decreased by $1,481 due to the sublease ending in December 2023.

●	Loss on long-term investment of $394 (2023 loss - $1,100) decreased by $706 due to the sale and disposition in the Company’s share investment in Alchemist Mining Inc.

●	Interest expense of $28,540 (2023 - $28,398) increased by $142 and is directly attributable to the outstanding loan balance with related parties to fund the Company.

●

Recovery of flow-through premium liability of $8,477 (2023 - $366,689) decreased by $199,161 due to issuance of flow through shares where the Company fulfilled its obligation to spend the flow through funds raised and extinguishing the liability.

●	Write-off of prepaid expenses of $Nil (2023 - $48,000) decreased by $48,000 due to expenses paid in advance and not recoverable.

●

Write-off of short-term loans payable of $Nil (2023 - $2,500) decreased by $2,500 due to loans that were over 3 years old where requests for payments or contact by the Company was not received and statute of limitation was used.

For the year ended March 31, 2023:

Net loss for the year

The Company had a net comprehensive loss for the year ended March 31, 2023, of $956,578 (2022 - $4,150,922). The net change in the net loss for the year ended March 31, 2023, compared to the year ended March 31, 2022, was primarily due to the following:

●	Consulting of $405,138 (2022 - $219,743) increased by $185,395 and was to increased business advisory services rendered in 2023.

●	Investor relations and promotion of $157,983 (2022 - $267,367) decreased by $109,384 due to lower investor relations costs and activities.

●	Office and miscellaneous of $87,866 (2022 - $33,681) increased by $54,185 and was mainly related to an increase in insurance costs and expenses in 2023.

●

Professional fees of $1,576,974 (2022 - $443,264) increased by $1,133,710 which was related to increased legal in the prior period relating to the Company pursuing a listing on the NASDAQ, changes in management, name change and financing.

●	Share-based payments of $815,428 (2022 - $2,482,219) decreased by $1,666,791 due to reduced share options and PSU’s granted and vesting through 2023.

SUMMARY OF ANNUAL INFORMATION

	March 31, 2024	March 31, 2023	March 31, 2022

Total Assets	$16,598,857	$13,300,444	$7,918,078
Exploration and evaluation assets	$15,094,413	$12,477,791	$7,191,122
Total Liabilities	$3,389,320	$2,912,822	$1,176,332
Working capital (deficit)	$(1,247,161)	$(2,117,473)	$(667,829)
Shareholders’ equity	$13,209,537	$10,837,622	$6,741,746
Loss and comprehensive income (loss) for the year	$(4,472,170)	$956,578	$(4,150,922)
Loss per share – Basic	$(0.95)	$0.25	$(1.27)
Loss per share – Diluted	$(0.95)	$0.24	$(1.27)
Cash Dividends Declared	$-	$-	$-

SUMMARY OF QUARTERLY RESULTS

	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023

Total assets	$16,598,857	$15,134,061	$15,965,124	$13,110,859
Exploration and evaluation assets	$15,094,413	$10,769,379	$13,203,727	$12,802,235
Total liabilities	$3,389,320	$2,087,488	$2,550,172	$3,130,028
Working capital (deficit)	$(1,247,161)	$(1,992)	$826,401	$(2,846,633)
Shareholders’ equity	$13,209,537	$13,046,573	$13,414,952	$9,980,831
Total revenue	$-	$-	$-	$-
Net loss for the period	$(1,513.401)	$(654,940)	$(1,695,651)	$(608,178)
Basic and diluted loss per share	$(0.31)	$(0.14)	$(0.39)	$(0.15)
Weighted average common shares outstanding	4,937,738	4,838,329	4,327,750	3,975,666

	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022

Total assets	$13,300,444	$13,530,636	$10,376,744	$9,802,357
Exploration and evaluation assets	$12,477,791	$10,769,379	$9,711,390	$9,032,708
Total liabilities	$2,912,822	$2,841,312	$2,900,781	$2,633,408
Working capital (deficit)	$(2,117,473)	$(270,809)	$(2,274,194)	$(1,903,166)
Shareholders’ equity	$10,387,622	$10,689,324	$7,475,963	$7,168,949
Total revenue	$-	$-	$-	$-
Net earnings (loss) for the period	$321,952	$2,154,228	$(751,616)	$(767,986)
Basic and diluted earnings (loss) per share	$0.03	$0.54	$(0.20)	$(0.21)
Weighted average common shares outstanding	3,968,847	3,943,682	3,815,068	3,620,185

LIQUIDITY AND GOING CONCERN

The consolidated financial statements were prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at March 31, 2024, the Company has had significant losses. In addition, the Company has not generated revenues from operations. The Company has financed its operations primarily through the issuance of common shares and short-term loans. The Company continues to seek capital through various means including the issuance of equity and/or debt. These circumstances cast significant doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. These financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

The Company’s business financial condition and results of operations may be further negatively affected by economic and other consequences from Russia’s military action against Ukraine and the sanctions imposed in response to that action in late February 2022. While the Company expects any direct impacts, of the pandemic and the wars in Palestine and Ukraine, to the business to be limited, the indirect impacts on the economy and on the mining industry and other industries in general could negatively affect the business and may make it more difficult for it to raise equity or debt financing. There can be no assurance that the Company will not be impacted by adverse consequences that may be brought about on its business, results of operations, financial position and cash flows in the future.

In order to continue as a going concern and to meet its corporate objectives, the Company will require additional financing through debt or equity issuances or other available means. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

	March 31, 2024	March 31, 2023

Working capital deficit	$(1,247,161)	$(2,117,473)
Deficit	$(21,481,123)	$(17,869,111)

Net cash used in operating activities for the year ended March 31, 2024 was $3,794,764 compared to cash used of $2,476,109 during the year ended March 31, 2023. The net increase in $1,318.655 cash used in operating activities was primarily due to a net increase of $538,574 in cash used to pay non-cash working capital items such as Receivables, Prepaids and Accounts payable, and loans and a net increase of $780,081 in cash used in the net loss for the year.

Net cash used in investing activities for the year ended March 31, 2024 was $2,344,600 compared to $797,824 during the year ended March 31, 2023, and consisted of $2,381,022 (2023 - $4,363,526) in net expenditures on exploration and evaluation assets, receipts of $32,851 (2023 - $65,702) on sublease and the receipt of $Nil (2023 - $3,500,000) on the sale of the Hidden Lake Property and proceeds on the sale of investments of $3,571 (2023 - $Nil).

Net cash provided by financing activities for the year ended March 31, 2024 was $6,563,039 compared to $3,613,065 during year ended March 31, 2023. The net increase was due to proceeds on issuance of common shares from the public Offering in the U.S. in conjunction with the NASDAQ listing of $5,418,400, offset by share issuance costs of $387,416 (2023 - $Nil), proceeds on issuance of common shares from a private placements with gross proceeds of $1,629,268 (2023 - $1,661,807), offset by share issuance costs of $92,999 (2023 - $99,624), proceeds on common shares on warrant and option exercises of $131,400 ($1,136,767), share subscriptions received in advance $105,000 (2023 - $71,627 applied), and repayment of lease obligations of $35,813 (2023 - $Nil) .

The Company is continuing its exploration program and will use its available working capital to continue this work. It is likely that the Company will need to obtain additional debt/equity financing in order to carry out further exploration programs on its properties depending on the results of recent exploration and to satisfy its business and property commitments for the ensuing year. The Company intends to rely on equity or debt financing from arm’s length parties to fund its operations for the upcoming year. The Company may find it necessary to issue shares to settle some of its existing debt obligations. There are no assurances that the Company will be successful in raising the necessary funds to maintain its current operations and explore its properties on commercially reasonable terms or at all.

CAPITAL RESOURCES

As of the date of this MD&A, the Company is continuing its exploration programs on its Lithium Lane Properties, consisting of its Zoro, Jean Lake, Peg North and Grass River properties, and its Jol Lithium property. The Company intends to use available working capital and may issue additional common shares to cover the cost of this program.

The Company also has certain ongoing option/property payments and maintenance fees/taxes associated with its Zoro, Jean Lake, Grass River and Winston properties as more particularly described in “Overall Performance” above.

During the year ended March 31, 2024, the Company:

a)

closed an underwritten public offering in the United States (the “Offering”). The Company sold 800,000 units, each consisting of one common share and one warrant to purchase one common share, at a public offering price of $6.77 (USD $5.00) per unit. The warrants are exercisable into common shares at a price of USD $6.25 for five years. As the warrants are denominated in a currency other than the functional currency, the Company recognized a derivative liability valued at $823,597 associated with the warrants. As at March 31, 2024, the Company revalued the derivative liability at $656,946 resulting in an unrealized gain on change in fair value of warrants of $166,651 through profit or loss for the period ended March 31, 2024. It was estimated using a Level 1 fair value measurement. The aggregate gross proceeds to the Company from the Offering were $5,418,400 (USD $4,000,000), before deducting underwriting discounts of $387,416 (USD $286,000) and offering expenses. The Company also issued 40,000 underwriter’s warrants (valued at $270,400). All securities issued are free from any resale restrictions under applicable Canadian and United States securities laws. The common shares and unit warrants sold in the Offering began trading on NASDAQ under the symbols FMST and FMSTW, respectively, on August 22, 2023;

b)

closed Tranche 1 of 2 on a non-brokered private placement issuing 188,651 flow-through units consisting of one flow-through common share and one non-flow-through share purchase warrant at $5.88 per unit for gross proceeds of $1,109,268 and 152,941 non-flow-through units consisting of one non-flow-through common share and one non-flow-through share purchase warrant at $3.40 per unit for gross proceeds of $520,000. The warrants are exercisable into common shares at a price of $4.00 until March 13, 2026. The Warrants will be subject to an accelerated expiry, if, at any time following the date of issuance, the volume weighted average trading price of the Shares on the Canadian Securities Exchange is or exceeds $6.00 for any 14 consecutive trading days, the Company may elect to accelerate the expiry date of the Warrants and NFT Warrants by giving notice to the holders, by way of a news release, that the Warrants and NFT Warrants will expire 30 calendar days following the date of such notice. In connection with the first tranche closing, cash finder’s fees of $11,134 were paid on the financings and the Company issued 3,274 share purchase finders warrants (valued at $9,700). Each Finder’s warrant entitles the holder to purchase one common share at a price of $3.40 for a two-year period. All of the securities issued under the first tranche of the Offering will be subject to a hold period of four months and one day from the date of issuance expiring on July 14, 2024. A value of $20,143 was attributed to the flow-through premium liability and $377,911 was allocated to reserves in connection with the financing.  The Company is committed to incur a total of $1,109,268 of qualifying Canadian Exploration Expenses (“CEE”) on or before December 31, 2025.

c)	issued 10,700 common shares at a value of $85,600 as part of the acquisition payments for the Lac Simard South option agreement;

d)	issued 13,072 common shares at a value of $100,000 as part of the acquisition payments for the Peg North option agreement ;

e)	issued 6,128 common shares at a value of $50,000 as part of the acquisition payments for the Jean Lake option agreement;

f)	issued 30,900 common shares at a value of $187,872 to a non-related consulting firm for services; and

g)

issued 36,000 common shares upon exercise of options for gross proceeds of $131,400, resulting in a reallocation of share-based reserves of $53,400 from reserves to share capital. The weighted average share price on the date of the option exercises was $4.95.

During the period April 1, 2024 to June 20, 2024, the Company:

(a)

On April 29, 2014 closed on Tranche 2 on a non-brokered private placement issuing 247,471 flow-through common shares at $5.88 per common shares for gross proceeds of $1,455,129 and 247,471 non-flow-through share purchase warrants. Cash finder’s fees of $175 were paid on the financings and the Company issued 51 share purchase finders warrants. Each finder’s warrant entitles the holder to purchase one common share at a price of $4.00 for a two-year period.

(b)	On June 6, 2024, the Company paid $100,000 and issued 28,818 common shares at a value of $100,000 as part of the acquisition payments for the Peg North option agreement

CONTRACTUAL OBLIGATIONS

Other than described in “Capital Resources” and certain stock option and consulting agreements, the Company does not presently have any other material contractual obligations. See “Transactions with Related Parties”.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

Key management personnel include those people who have authority and responsibility for planning, directing and controlling the activities of the Company as a whole.  The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers and companies controlled by them.  The remuneration of directors and other members of key management personnel during the years ended March 31, 2024, and 2023 was as follows:

	Management and Directors fees	Investor Relations fees	Consulting	Share-based payments	Total

Year ended March 31, 2024 – Paid or accrued:
Chief Executive Officer	$248,019	$-	$-	$209,647	$457,666
Chief Operating Officer	158,123	-	-	104,824	262,947
Chief Financial Officer	19,500	-	-	66,600	86,100
Directors	142,000	-	-	173,093	315,093
Former Chief Financial Officer and Current Director	36,000	-	-	32,531	68,531
Former Chief Financial Officers	150,900	-	-	131,030	281,930
	$754,542	$-	$-	$717,725	$1,472,267

Year ended March 31, 2023 – Paid or accrued:
Chief Executive Officer	$90,000	$66,530	$-	$-	$156,530
Chief Operating Officer	40,000	-	40,000	-	40,000
Chief Financial Officer	18,000	-	-	67,290	85,290
Directors	57,000	-	25,000	140,375	197,375
Former Chief Financial Officer and Current Director	96,000	-	-	200,711	296,711
Former Directors and Chief Executive Officers	109,819	-	-	194,929	304,748
Former Directors	36,000	-	-	200,711	236,711
	$446,819	$66,530	$65,000	$804,016	$1,317,365

During the year ended March 31, 2024, the Company’s share-based compensation expense relating to stock-options granted to current and former directors, officers and companies controlled by them and vested throughout the period.

During the year ended March 31, 2023, the Company’s share-based compensation expense included stock options valued at $815,428 and PSUs which were previously granted in 2022 valued at $195,890) to current and former directors, officers and companies controlled by them and vested through the period.

During the year ended March 31, 2023, the Company entered into a loan agreement with a related party to borrow $1,145,520, inclusive of a prior advance of $145,520 (collectively, the “Loan”), included in short-term loans payable, with Jason Barnard, CEO, and Christina Barnard, COO, of the Company.  The Loan accrues interest at a rate of 11.35% (amended on May 1, 2023, from 8.35%), payable monthly, and matures on May 10, 2024 (amended from May 10, 2023). The Loan is secured against all of the assets of the Company. The Company incurred and paid an aggregate of $126,606 (2023 - $88,000) in interest on the Loan during the year ended March 31, 2024.

The amounts due to related parties included in accounts payable and accrued liabilities are unsecured, non-interest bearing, and have no specific terms of repayment, are as follows:

	March 31, 2024	March 31, 2023

Chief Executive Officer	$20,769	$31,500
Chief Operating Officer	21,084	24,813
Directors	127	8,400
Former Chief Executive Officer	-	27,000
Former Chief Financial Officer	-	3,262
Former Directors	45,000	18,000
	$86,980	$112,975

The amounts due are unsecured, non-interest bearing, and have no specific terms of repayment.

PROPOSED TRANSACTIONS

On June 4, 2024, the Company announced its intention to spin-out the Company’s gold and silver Winston Group of Properties (collectively, the “Properties” or the “Winston Property”) into a newly incorporated wholly-owned subsidiary to be named Rio Grande Resources Ltd (“Rio Grande” or “RGR”). It is expected that the Spin-Out will be affected by way of a plan of arrangement (the “Arrangement”). The Company’s Winston Group of Properties – situated over a 3,000-acre drill-ready site – contains three historic past producing gold and silver mines: Ivanhoe, Emporia and Little Granite located in Sierra County, New Mexico, USA.

Pursuant to the proposed terms of the Arrangement, it is expected that for each common share of Foremost (“Foremost Shares”), the shareholder will receive common share(s) of RGR at a ratio still to be determined (the “RGR Shares”). Following the completion of the Arrangement, it is expected that Foremost will retain an interest, with the remaining RGR Shares being distributed to Foremost shareholders on a pro rata basis relative to their holdings of Foremost Shares. There will be no change in shareholders’ relative holdings in Foremost as a result of the Spin-Out.

The Spin-Out will be subject to shareholder, court, Canadian Securities Exchange (“CSE”), NASDAQ and regulatory approvals, as well as management’s discretion. Subsequent to the completion of the Arrangement, the Company intends to list the shares of RGR (the “Listing”) on the CSE. Foremost will remain listed on the CSE and the NASDAQ. In order to appropriately capitalize RGR to pursue its business objectives immediately following the completion of the Arrangement, it is anticipated that RGR will undertake a financing or financings of RGR Shares concurrently with the Spin-Out.

The Arrangement, including the exchange ratio, management, board composition, the proposed record date, and the financing, will be provided in due course. Shareholders are cautioned that there can be no assurance that the Spin-Out and the financing of RGR will be completed on the terms described herein or at all, or that the Listing on the CSE will occur.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Please refer to consolidated financial statements.

FINANCIAL AND OTHER INSTRUMENTS

Capital and Financial Risk Management

Capital management

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern.

In the management of capital, the Company monitors its adjusted capital which comprises all components of equity (i.e., capital stock, reserves and deficit).

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and adjusts it in the light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue securities through private placements. The Company is not exposed to any externally imposed capital requirements.

The Company’s overall strategy remains unchanged from fiscal year 2024 (see our quarterly and annual filings).

Fair value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The fair value of the Company’s long-term investment and derivative liability were calculated using Level 1 inputs.

The carrying value of cash, accounts payable and accrued liabilities, the current portion of net investment in sublease, lease obligations and short-term loans payable approximate their fair value because of the short-term nature of these instruments.

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a significant concentration of credit risk consists primarily of cash. The Company limits its exposure to credit loss by placing its cash with major Canadian financial institutions.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2024, the Company had a cash balance of $998,262 (March 31, 2023 – $574,587) to settle current liabilities of $3,389,320 (March 31, 2023 – $2,912,822). All of the Company’s financial liabilities, except only certain loans payable, have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company is exposed to liquidity risk and is dependent on obtaining regular financings in order to continue as a going concern. Despite previous success in acquiring these financings, there is no guarantee of obtaining future financings.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has cash balances and no variable interest-bearing debt. The Company’s cash does not have significant exposure to interest rate risk.

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities, and option agreement payments that are denominated in a foreign currency. There is a risk in the exchange rate of the Canadian dollar relative to the US dollar and a significant change in this rate could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of gold and lithium, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Disclosure of Outstanding Security Data as at March 31, 2024

As of March 31, 2024, the following common shares, stock options and warrants were issued and outstanding:

Issued and Outstanding Common Shares – 5,208,009

Issued and Outstanding Stock Options – 333,500 as follows:

Expiry Date	Exercise Price	Balance March 31, 2024

March 8, 2025	$15.50	4,000
September 2, 2025	$12.75	20,000
September 6, 2025	$13.75	8,000
November 20, 2025	$4.00	6,000
December 2, 2025	$9.00	62,000
December 13, 2025	$9.50	21,000
March 26, 2026	$3.30	20,000
August 25, 2026	$5.65	17,500
September 6, 2026	$6.60	40,000
November 1, 2026	$7.50	10,000
December 4, 2026	$5.47	20,000
September 6, 2028	$6.60	85,000
February 15, 2029	$3.98	20,000
Total		333,500

Weighted average exercise price		$7.38

Issued and Outstanding Warrants –  1,141,592 as follows:

Expiry Date	Exercise Price		Balance March 31, 2024

August 24, 2028	$	USD 6.25		800,000
March 13, 2026		$4.00		341,592
Total				1,141,592

			$	USD 6.25
Weighted average exercise price			$	CAD 4.00

Issued and Outstanding Agents Warrants –  49,039 as follows:

Expiry Date	Exercise Price		Balance March 31, 2024

August 19, 2024		$10.00		5,765
	$	USD 6.25		40,000
August 21, 2028	$	USD 6.25		40,000
March 13, 2026		$3.40		3,274
Total				49,039

			$	USD 6.25
Weighted average exercise price			$	CAD 7.61

Issued and Outstanding Performance Share Units (“PSU”): Nil.

Except as disclosed above, there are no other options, warrants or other rights to acquire common shares of the Company outstanding. However, see “Overall Performance” for details of certain optional common share payments that the Company will be required to make in order to maintain and/or exercise its existing option agreements to acquire certain material property interests (the Manitoba Lithium Claims and the Zoro North Claims).

OTHER MD&A REQUIREMENTS

Disclosure of Outstanding Security Data as at June 20, 2024

As of June 20, 2024, the following common shares, stock options and warrants were issued and outstanding:

Issued and Outstanding Common Shares – 5,484,298

Issued and Outstanding Stock Options – 281,000 as follows:

Expiry Date	Exercise Price	Balance June 20, 2024

March 8, 2025	$15.50	4,000
September 2, 2025	$12.75	20,000
September 6, 2025	$13.75	8,000
November 20, 2025	$4.00	6,000
December 2, 2025	$9.00	42,000
December 13, 2025	$9.50	21,000
March 26, 2026	$3.30	20,000
August 25, 2026	$5.65	17,500
September 6, 2026	$6.60	32,500
November 1, 2026	$7.50	10,000
December 4, 2026	$5.47	20,000
September 6, 2028	$6.60	60,000
February 15, 2029	$3.98	20,000
Total		281,000

Weighted average exercise price		$8.46

Issued and Outstanding Warrants –  1,389,063 as follows:

Expiry Date	Exercise Price		Balance June 20, 2024

August 24, 2028	$	USD 6.25		800,000
March 13, 2026		$4.00		341,592
April 29, 2026		$4.00		247,471
Total				1,389,063

			$	USD 6.25
Weighted average exercise price			$	CAD 4.00

Issued and Outstanding Agents Warrants –  49,090 as follows:

Expiry Date	Exercise Price		Balance June 20, 2024

August 19, 2024		$10.00		5,765
August 21, 2028	$	USD 6.25		40,000
March 13, 2026		$3.40		3,274
April 29, 2026		$4.00		51
Total				49,090

			$	USD 6.25
Weighted average exercise price			$	CAD 7.61

Except as disclosed above, there are no other options, warrants or other rights to acquire common shares of the Company outstanding. However, see “Overall Performance” for details of certain optional common share payments that the Company will be required to make in order to maintain and/or exercise its existing option agreements to acquire certain material property interests (the Jean Lake Lithium-Gold Project and the Peg North  Property).

Additional Disclosure for Junior Issuers

The Company does not have sufficient working capital to cover its estimated operating and exploration expenses for the 12 months following. Thus, the Company will require additional funds to cover its estimated general and administrative expenses. There can be no assurance that financing, whether debt or equity, will be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company. See “Risks and Uncertainties” below. Please refer to the financial statements for information on the exploration expenditures on a property-by-property basis.

Risks and Uncertainties

Mineral exploration is subject to a high degree of risk, which, even with a combination of experience, knowledge and careful evaluation, may fail to overcome. These risks may be even greater in the Company’s case given its formative stage of development.

Exploration activities are expensive and seldom result in the discovery of a commercially viable resource. There is no assurance that the Company’s exploration will result in the discovery of an economically viable mineral deposit. The Company has generated losses to date and anticipates that it will require additional funds to further explore its properties. There is no assurance such additional funding will be available to the Company on commercially reasonable terms or at all. Additional equity financing may result in substantial dilution thereby reducing the marketability of the Company’s shares. The Company’s activities are subject to the risks normally encountered in the mining exploration business. The economics of exploring, developing and operating resource properties are affected by many factors, including: the cost of exploration and development operations; variations of the grade of any ore mined; the rate of resource extraction; fluctuations in the price of resources produced; government regulations relating to royalties; taxes; environmental protection; and title defects. The Company’s mineral resource properties have not been surveyed and may be subject to prior unregistered agreements, interests or land claims, and title may be affected by undetected defects. In addition, the Company may become subject to liability for hazards against which it is not insured. The mining industry is highly competitive in all its phases and the Company competes with other mining companies, many with greater financial and technical resources, in the search for, and the acquisition of, mineral resource properties and in the marketing of minerals. Additional risks include the lack of an active market for the Company’s securities and the present intention of the Company not to pay dividends. Certain of the Company’s directors and officers also serve as directors or officers of other public and private resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers of the Company may have a conflict of interest. Finally, the Company has no history of earnings, and there is no assurance that any of its current or future mineral properties will generate earnings, operate profitably or provide a return on investment in the future. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered considering its early stage of operations.

For a more detailed discussion of the risk factors affecting the Company and its exploration activities, please refer to the Company’s continuous and financial disclosure filings which can be assessed on the SEDAR+ website at www.sedarplus.ca and at http://www.sec.gov/edgar/searchedgar/companysearch.html in the United States.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

NAME	AGE	POSITION
Jason Barnard	58	President and Chief Executive Officer, Director
Andrew Lyons	57	Director
Douglas Mason	74	Chairman
Michael McLeod	63	Director
Johnathan More	48	Director
Sead Hamzagic	61	Chief Financial Officer and Corporate Secretary
Christina Barnard	54	Chief Operating Officer

Jason Barnard. Jason Barnard has served as President and Chief Executive Officer since December 2022 and a director since September 2022. Mr. Barnard has over 31 years of capital markets experience. Since 2004, he has been self-employed as a private investor where he has been directly involved in raising over $500 million for mining and exploration companies with a focused expertise on Canadian base metal companies. Mr. Barnard started his career with McDermid St. Laurence Securities in 1991 as a stockbroker with primary focus in mining, and mining exploration companies. Mr. Barnard then worked at Canaccord Genuity from 1997 until 2004. Mr. Barnard holds a Bachelor of Arts degree with a major in Economics from Carlton University and has obtained The Canadian Securities Course license in 1990. He first started working with and financing Foremost Lithium, previously known as Far Resources, with founder, and President Keith Anderson in 2016.

Andrew Lyons. Andrew Lyons was appointed as a director in December 2021 and has over 30 years’ experience in program and project management in the public markets, financial and technology sectors. He holds a BSc(CS) and BBA from the University of New Brunswick, an MBA from the University of Ottawa and a PMP from the Project Management Institute. M. Lyons was on the advisory board of Lida Resources before Lida went public and is currently on the advisory board of Lakestone Resources, both Canadian Mining Companies. Mr. Lyons brings proven leadership working at C suite senior management level with corporate experience in the mining sector, utilizing his over 35 years’ experience as an independent consultant, helping drive business forward through development and implementation of enterprise-wide information technology solutions. He most recently consulted with several mining company senior boards to refocus their operations and streamline costs and efficiencies. From September 2011 until May 2021 Mr. Lyons was a consulting Program Manager with Oracle Microsystems of BCMr.

Douglas Mason. Mr. Mason was appointed as a Director in December 2023, then appointed to Chairman of the board on January 2024. Doug Mason has served as a senior officer and director for a number of public companies, with extensive experience in financings and acquisitions. He brings 30+ years of extensive capital markets experience raising hundreds of millions of dollars for public companies during his tenure. Mr. Mason has been credited as one of the pioneers of the new age beverage category including 20 years as president and chief executive officer of well-known beverage companies. He is currently the Chairman of the Board and CEO of Magnum Goldcorp In. Doug is an active community member serving as past Deputy Chair of the Collingwood School Board of Trustees, a past Chair of the B.C. Sports Hall of Fame and Museum, and of the B.C. Sports Hall of Fame Foundation. Doug serves as a member of the Board of the Fraser River Sturgeon Conservation Society and remains an active member of the Sports Hall Foundation. He is also an active supporter and recruiter of participants for fund raising events for the Rick Hansen Institute.

Michael McLeod. Michael McLeod has served as Chairman of the Board from December 2022 and now serves as a director. Since December 2021, Mr. McLeod has served as the Senior Director of Morrow Sodali, a leading provider of strategic advice and shareholder engagement services in Canada and internationally. He previously served as the Senior Vice President of Gryphon Advisors Inc. from November 2019 to December 2021 and the Vice President, DF King and AST Trust Company of Canada of AST Trust Company of Canada from 2010 to 2019, each of which also provided strategic advice and shareholder engagement services. Mr. McLeod has over 40 years of experience in the corporate financial services industry with a strong network in the capital markets. He has been a long-term member of the Canadian Investor Relations Institute and Governance Professionals of Canada. Mr. McLeod has served as a global advisor and counseled many boards of directors and management teams on a wide range of topics including corporate governance, capital markets intelligence, M&A transactions, and shareholder engagement and communications.

Johnathan More. Johnathan More has served as a director since December 2022. Mr. More brings over 28 years of experience in global capital markets focused primarily on natural resource industries. His tenure at Canaccord Genuity included many significant achievements and he retired in 2008 as Vice President and Advisor at the Company. Mr. More successfully transitioned from the capital markets to the public company sector where he has been responsible for numerous successful transactions in the Canadian marketplace and continues to identify and create new opportunities. He currently serves as Chairman & CEO of Starr Peak mining Ltd, a Canadian company focused on gold exploration. Mr. More is also Chairman of Power Metals Corp., a Canadian company focused on Lithium, Cesium and Tantalum exploration, as well as Chairman and Director of Superior Mining International Corp. since January 2020.

Sead Hamzagic Mr. Hamzagic is a Chartered Professional Accountant, Certified General Accountant, has over 37 years of public practice accounting and financial management experience as a director and/or Chief Financial Officer with multiple public companies listed on Nasdaq, the TSX-V and the CSE – with a particular emphasis on natural resource and mining companies. His experience includes initial public offerings, reverse takeovers and plans of arrangements. Since 2008 he has led his own accounting and consulting practice, providing a full complement of financial services to public and private companies. Sead has served in several diverse industries as Chief Financial Officer including mineral resource companies with lithium projects in Chile, and Northstar Clean Technologies Inc, where he was instrumental in bringing the Company public on a $12.2 million initial public offering, amongst others. Mr Hamzagic’s brings strong financial leadership, and strengthens the Company’s fiscal management through his vast experience in risk management, corporate strategic development, system implementation, regulatory compliance, and financial reporting.

Christina Barnard Ms. Barnard has been with the organization since 2020 appointed to Chief Operating Officer in 2023. Christina brings over 20 years of business management, operational development, marketing, and investor relations expertise. This includes strategic planning evaluation, project management, administration & communications, and execution of an organization's strategic plan. Her experience includes working for over 10 years as a senior marketing and media advisor for a well-known national public company. Ms. Barnard’s has worked with a number of public companies, including roles in corporate communications and strategist, where she was able to administer the company’s core values and goals in a clear demonstrable way both internally and to shareholders.

No family relationship exists between any of our directors and executive officers other than Jason and Christina Barnard, who are spouses. There are no arrangements or understandings with major shareholders, customers, suppliers, or others pursuant to which any person referred to above was selected as a director or member of senior management.

6.B. Compensation of Board Members and Executives

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended March 31, 2024. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period. We are not required to provide the compensation, on an individual basis, of our executive officers and directors under Canadian law.

All amounts reported in the table below reflect the cost to the Company, in thousands of Canadian dollars, for the year ended March 31, 2024.

Name:	Salary or Fees earned or paid in cash (C$)	Option awards (C$)	Common Share Awards (C$)	Cash Bonus (C$)	Total (C$)	Outstanding options as of March 31, 2024 (Common Shares)
Jason Barnard	248,019	209,647	Nil	Nil	457,666	40,000
Andrew Lyons	36,000	32,531	Nil	Nil	68,531	7,500
Douglas Mason	20,000	75,500	Nil	Nil	95,500	20,000
Michael McLeod	56,000	32,531	Nil	Nil	88,531	32,500
Johnathan More	36,000	32,531	Nil	Nil	68,531	32,500
Sead Hamzagic	19,500	66,600	Nil	Nil	86,100	20,000
Christina Barnard	158,123	104,824	Nil	Nil	262,947	20,000

Bal Bhullar	108,900	131,029	Nil	Nil	239,929	25,000
Cyrus Driver	42,000	Nil	Nil	Nil	42,000	Nil
Christopher MacPherson	30,000	32,531	Nil	Nil	62,531	Nil

For the fiscal year ended June March 31, 2024 we paid aggregate cash compensation of C$754,542 (approximately US$556,858 based on the average exchange rate of 1.3550 to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers. For information regarding share awards granted to our directors and executive officers, see “—Stock Option Plan.”

In February 2023 the Company engaged with Global Governance Advisors (“GGA”) an independent 3rd party compensation review organization. A review from GGA provides the Company a comprehensive compensation program for its non-executive directors, as well as its executive employees based on other Companies similar to in scale project complexity, stock exchanges, mineral development, market capitalizations, and enterprise value, and support governance practice its growth generally alignment with major institutional and retail investor expectations.

The GGA provided recommendations to the Board and Compensation Committee in April 2024. Upon submission of the recommendations, the Compensation Committee began its review of GGA’s recommendation.

Stock Option Plan

On December 12, 2023, our Board of Directors adopted our 2023 Stock Incentive Plan which was ratified by the stockholders of the Company at the Company’s annual general and special meeting of shareholders held on January 25, 2024 The Company follows the policies of the Canadian Securities Exchange under which it is authorized to grant options to executive officers and directors, employees, and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the policies, the exercise price of each option may not be less than the market price of the Company’s stock as calculated on the day before the date of grant. The options can be granted for a maximum term of ten years.

The 2023 Stock Incentive Plan provides flexibility to the Company to grant equity-based incentive awards (each, an “Award”) in the form of stock options (“Options”), restricted stock units (“RSUs”), preferred stock units (“PSUs”) and deferred stock units (“DSUs”)

The 2023 Stock Incentive Plan supersedes and replaces the Company’s Option Plan, dated as originally adopted by the Board of Directors on November 8, 2021, and ratified by the stockholders of the Company at the Company’s annual general meeting of stockholders held on December 10, 2021.

The purpose of the 2023 Stock Incentive Plan is to, among other things, provide the Company with a share-related mechanism to attract, retain and motivate qualified directors, employees and consultants of the Company and its subsidiaries, to reward such of those directors, employees and consultants as may be granted awards under the 2023 Stock Incentive Plan by the Board of Directors from time to time for their contributions toward the long-term goals and success of the Company, and to enable and encourage such directors, employees and consultants to acquire Common Shares as long-term investments and proprietary interests in the Company. The 2023 Plan complies with the current policies of the CSE.

Shares Subject to the Stock Incentive Plan

The Stock Incentive Plan is a fixed number share plan which provides that the aggregate maximum number of common shares that may be issued upon the exercise or settlement of Awards granted under it shall not exceed 850,000 common shares, subject to the adjustment provisions provided for therein (including those that apply in the event of a subdivision or consolidation of common shares). Such maximum number of common shares consists of (i) 306,000 common shares issuable pursuant to Awards previously granted and that remain outstanding under the Company’s Stock Option Plan, which Awards will be covered by the Stock Incentive Plan upon its ratification by the shareholders, and (ii) 544,000 additional common shares that may be issued pursuant to Awards to be granted under the Stock Incentive Plan.

Administration of the Stock Incentive Plan

The initial Plan Administrator shall be the Board. To the extent permitted by applicable law, the Board may, from time to time, delegate to a committee of the Board (the “Committee”) all or any of the powers conferred on the Plan Administrator pursuant to this Plan, including the power to sub-delegate to any member(s) of the Committee or any specified officer(s) of the Corporation or its subsidiaries all or any of the powers delegated by the Board. In such event, the Committee or any sub-delegate will exercise the powers delegated to it in the manner and on the terms authorized by the delegating party. The Plan Administrator determines which directors, officers, consultants and employees are eligible to receive Awards under the Stock Incentive Plan, the time or times at which Awards may be granted, the conditions under which Awards may be granted or forfeited to the Company, the number of common shares to be covered by any Award, the exercise price of any Award, whether restrictions or limitations are to be imposed on the common shares issuable pursuant to grants of any Award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any Award, based on such factors as the Plan Administrator may determine.

In addition, the Plan Administrator interprets the Stock Incentive Plan and may adopt guidelines and other rules and regulations relating to the Stock Incentive Plan and make all other determinations and take all other actions necessary or advisable for the implementation and administration of the Stock Incentive Plan.

Eligibility

All directors, employees and consultants are eligible to participate in the Stock Incentive Plan. The extent to which any such individual is entitled to receive a grant of an Award pursuant to the Stock Incentive Plan will be determined at the sole and absolute discretion of the Plan Administrator.

Types of Awards

Awards of Options, RSUs, PSUs and DSUs may be made under the Stock Incentive Plan. All of the Awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the Stock Incentive Plan and will generally be evidenced by an Award agreement. In addition, subject to the limitations provided in the Stock Incentive Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of Awards, cancel or modify outstanding Awards and waive any condition imposed with respect to Awards or common shares issued pursuant to Awards.

Options

An Option entitles the holder thereof to purchase a prescribed number of treasury common shares at an exercise price set at the time of the grant. The Plan Administrator will establish the exercise price at the time each Option is granted, which exercise price must in all cases be not less than the greater of the closing market price of the Shares on (i) the trading day prior to the date of grant of the Options; and (ii) the date of grant of the Options. Subject to any accelerated termination as set forth in the Stock Incentive Plan, each Option expires on its respective expiry date. The Plan Administrator has the authority to determine the vesting terms applicable to grants of Options. Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as otherwise set forth in any written employment agreement, Award agreement or other written agreement between the Company or a subsidiary of the Company and the participant. The Plan Administrator has the right to accelerate the date upon which any Option becomes exercisable. The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in the Stock Incentive Plan, such as vesting conditions relating to the attainment of specified performance goals.

Unless otherwise specified by the Plan Administrator at the time of granting an Option and set forth in the particular Award agreement, an exercise notice must be accompanied by payment of the exercise price. A participant may, in lieu of exercising an Option pursuant to an exercise notice, elect to surrender such Option to the Company (a “Cashless Exercise”) in consideration for an amount from the Company equal to (i) the volume weighted average closing price of the common shares on NASDAQ for the five trading days immediately preceding the date of grant (the “Market Price”) of the common shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ii) the aggregate exercise price of the Option (or portion thereof) surrendered relating to such common shares (the “In-the-Money Amount”) by written notice to the Company indicating the number of Options such participant wishes to exercise using the Cashless Exercise, and such other information that the Company may require. Subject to the provisions of the Stock Incentive Plan, the Company will satisfy payment of the In-the-Money Amount by delivering to the participant such number of common shares having a fair market value equal to the In-the-Money Amount.

Restricted Share Units

A RSU is a unit equivalent in value to a common share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one common share (or the value thereof) for each RSU after a specified vesting period. The Plan Administrator may, from time to time, subject to the provisions of the Stock Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year.

The number of RSUs (including fractional RSUs) granted at any particular time under the Stock Incentive Plan will be calculated by dividing: (a) the amount that is to be paid in RSUs, as determined by the Plan Administrator; by (b) the greater of (i) the Market Price of a common share on the date of grant and (ii) such amount as determined by the Plan Administrator in its sole discretion. The Plan Administrator has the authority to determine the settlement and any vesting terms applicable to the grant of RSUs, provided that the terms applicable to RSUs granted to U.S. taxpayers comply with Section 409A of the United States Internal Revenue Code of 1986, as amended (the “Code”), to the extent applicable. Upon settlement, holders will redeem each vested RSU for one fully paid and non-assessable common share in respect of each vested RSU.

Performance Share Units

A PSU is a unit equivalent in value to a common share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one common share for each PSU after specific performance-based vesting criteria determined by the Plan Administrator, in its sole discretion, have been satisfied. The Plan Administrator may, from time to time, subject to the provisions of the Stock Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any participant in respect of services rendered by the applicable participant in a taxation year. The performance goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the effect of termination of a participant’s service and the settlement terms pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable Award agreement.

The Plan Administrator has the authority to determine the settlement and any vesting terms applicable to the grant of PSUs, provided that the terms applicable to PSUs granted to U.S. taxpayers comply with Section 409A of the Code, to the extent applicable. Upon settlement, holders will redeem each vested PSU for one fully paid and non-assessable common share in respect of each vested PSU.

Deferred Share Units

A DSU is a unit equivalent in value to a common share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one common share (or, at the election of the holder and subject to the approval of the Plan Administrator, the cash value thereof) for each DSU on a future date. The Board of Directors may fix from time to time a portion of the total compensation (including annual retainer) paid by the Company to a director in a calendar year for service on the Board of Directors (the “Director Fees”) that are to be payable in the form of DSUs. In addition, each director is given, subject to the provisions of the Stock Incentive Plan, the right to elect to receive a portion of the cash Director Fees owing to them in the form of DSUs.

Except as otherwise determined by the Plan Administrator or as set forth in the particular Award agreement, DSUs shall vest immediately upon grant. The number of DSUs (including fractional DSUs) granted at any particular time will be calculated by dividing: (a) the amount of Director Fees that are to be paid in DSUs, as determined by the Plan Administrator; by (b) the Market Price of a common share on the date of grant. Upon settlement, holders will redeem each vested DSU for: (a) one fully paid and non-assessable common share issued from treasury in respect of each vested DSU, or (b) at the election of the holder and subject to the approval of the Plan Administrator, a cash payment on the date of settlement. Any cash payments made under the Stock Incentive Plan by the Company to a participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per common share as at the settlement date.

Dividend Equivalents

Except as otherwise determined by the Plan Administrator or as set forth in the particular Award agreement, RSUs, PSUs and DSUs shall be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, as applicable, as of each dividend payment date in respect of which normal cash dividends are paid on common shares. Dividend equivalents shall vest in proportion to, and settle in the same manner as, the Awards to which they relate. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per common share by the number of RSUs, PSUs and DSUs, as applicable, held by the participant on the record date for the payment of such dividend; by (b) the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

Black-out Periods

In the event an Award expires, at a time when a scheduled blackout is in place or an undisclosed material change or material fact in the affairs of the Company exists, the expiry of such Award will be the date that is ten business days after which such scheduled blackout terminates or there is no longer such undisclosed material change or material fact.

Term

While the Stock Incentive Plan does not stipulate a specific term for Awards granted thereunder, as discussed below, Awards may not expire beyond 10 years from its date of grant, except where shareholder approval is received or where an expiry date would have fallen within a blackout period of the Company. All Awards must vest and settle in accordance with the provisions of the Stock Incentive Plan and any applicable Award agreement, and which Award agreement may include an expiry date for a specific Award.

Termination of Employment or Services

The following describes the impact of certain events upon the participants under the Stock Incentive Plan, including termination for cause, resignation, termination without cause, disability, death or retirement, subject, in each case, to the terms of a participant’s applicable employment agreement, Award agreement or other written agreement:

(a)

Termination for Cause or upon Termination: Any Option or other Award held by the participant that has not been exercised, surrendered or settled as of the Termination Date (as defined in the Stock Incentive Plan) shall be immediately forfeited and cancelled as of the Termination Date.

(b)

Termination without Cause: A portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested Options or other Awards were originally scheduled to vest. Any vested Options may be exercised by the participant at any time during the period that terminates on the earlier of: (a) the expiry date of such Option; and (b) the date that is 90 days after the Termination Date. If an Option remains unexercised upon the earlier of (a) or (b), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award other than an Option, such Award will be settled within 90 days after the Termination Date.

(c)

Disability: A portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested Options or other Awards were originally scheduled to vest. Any vested Option may be exercised by the Participant at any time until the Expiry Date of such Option. Any vested Option may be exercised by the participant at any time until the expiry date of such Option. Any vested Award other than an Option will be settled within 90 days after the Termination Date.

(d)

Death: A portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested Options or other Awards were originally scheduled to vest. Any vested Option may be exercised by the participant’s beneficiary or legal representative (as applicable) at any time during the period that terminates on the earlier of: (a) the expiry date of such Option; and (b) the first anniversary of the date of the death of such participant. If an Option remains unexercised upon the earlier of (a) or (b), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award other than an Option, such Award will be settled with the participant’s beneficiary or legal representative (as applicable) within 90 days after the date of the Participant’s death.

(e)

Retirement: A portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested Options or other Awards were originally scheduled to vest. Any vested Option may be exercised by the participant at any time during the period that terminates on the earlier of: (a) the expiry date of such Option; and (b) the third anniversary of the participant’s date of retirement. If an Option remains unexercised upon the earlier of (a) or (b), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award other than an Option, such Award will be settled within 90 days after the participant’s retirement.

Notwithstanding the foregoing, if, following his or her retirement, the participant commences on the Commencement Date (as defined in the Stock Incentive Plan) employment, consulting or acting as a director of the Company or any of its subsidiaries (or in an analogous capacity) or otherwise as a service provider to any person that carries on or proposes to carry on a business competitive with the Company or any of its subsidiaries, any Option or other Award held by the participant that has not been exercised or settled as of the Commencement Date shall be immediately forfeited and cancelled as of the Commencement Date.

Change in Control

Under the Stock Incentive Plan, except as may be set forth in an employment agreement, Award agreement or other written agreement between the Company or a subsidiary of the Company and a participant:

(a)

the Plan Administrator may, without the consent of any participant, take such steps as it deems necessary or desirable, including to cause: (i) the conversion or exchange of any outstanding Awards into or for rights or other securities of substantially equivalent value, as determined by the Plan Administrator in its discretion, in any entity participating in or resulting from a Change in Control (as defined below); (ii) outstanding Awards to vest and become exercisable, realizable or payable, or restrictions applicable to an Award to lapse, in whole or in part prior to or upon consummation of a Change in Control, and, to the extent the Plan Administrator determines, terminate upon or immediately prior to the effectiveness of such Change in Control; (iii) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise or settlement of such Award or realization of the participant’s rights as of the date of the occurrence of the transaction; (iv) the replacement of such Award with other rights or property selected by the Board of Directors in its sole discretion where such replacement would not adversely affect the holder; or (v) any combination of the foregoing; provided that: (A) in taking any of the foregoing actions), the Plan Administrator will not be required to treat all Awards similarly in the transaction; and (B) in the case of Options, RSUs and PSUs held by a Canadian taxpayer, the Plan Administrator may not cause the Canadian taxpayer to receive any property in connection with a Change in Control other than rights to acquire shares of a corporation or units of a “mutual fund trust” (as defined in the Income Tax Act (Canada)(the “Tax Act”)) of the Company or a “qualifying person” (as defined in the Tax Act) that does not deal at arm’s length (for purposes of the Tax Act) with the Company, as applicable, at the time such rights are issued or granted;

(b)

if within 12 months following the completion of a transaction resulting in a Change in Control (as defined below), a participant’s employment, consultancy or directorship is terminated by the Company or a subsidiary of the Company without Cause (as defined in the Stock Incentive Plan), without any action by the Plan Administrator:

(i)	any unvested Awards held by the participant at the Termination Date shall immediately vest; and
(ii)

any vested Awards may be exercised, surrendered to the Company, or settled by the participant at any time during the period that terminates on the earlier of: (i) the expiry date of such Award; and (ii) the date that is 90 days after the Termination Date. Any Award that has not been exercised, surrendered or settled at the end of such period being immediately forfeited and cancelled; and

(c)

unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the common shares will cease trading on NASDAQ, the Company may terminate all of the Awards (other than an Option, RSU or PSU held by a participant that is a resident of Canada for the purposes of the Tax Act) at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each Award equal to the fair market value of the Award held by such participant as determined by the Plan Administrator, acting reasonably, provided that any vested Awards granted to U.S. taxpayers will be settled within 90 days of the Change in Control.

Subject to certain exceptions, a “Change in Control” includes: (i) any transaction pursuant to which a person or group acquires more than 50% of the outstanding common shares; (ii) the sale of all or substantially all of the Company’s assets; (iii) the dissolution or liquidation of the Company; (iv) the acquisition of the Company via consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise; (v) individuals who comprise the Board of Directors at the last annual meeting of shareholders (the “Incumbent Board”) cease to constitute at least a majority of the Board of Directors, unless the election, or nomination for election by the shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, in which case such new director shall be considered as a member of the Incumbent Board; or (vi) any other event which the Board of Directors determines to constitute a change in control of the Company.

Non-Transferability of Awards

Except as permitted by the Plan Administrator and to the extent that certain rights may pass to a beneficiary or legal representative upon death of a participant, by will or as required by law, no assignment or transfer of Awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Awards whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such Awards will terminate and be of no further force or effect. To the extent that certain rights to exercise any portion of an outstanding Award pass to a beneficiary or legal representative upon the death of a participant, the period in which such Award can be exercised by such beneficiary or legal representative shall not exceed one year from the participant’s death.

Amendments to the Stock Incentive Plan

The Plan Administrator may also from time to time, without notice and without approval of the holders of voting common shares, amend, modify, change, suspend or terminate the Stock Incentive Plan or any Awards granted pursuant thereto as it, in its discretion, determines appropriate, provided that: (a) no such amendment, modification, change, suspension or termination of the Stock Incentive Plan or any Award granted pursuant thereto may materially impair any rights of a participant or materially increase any obligations of a participant under the Stock Incentive Plan without the consent of such participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements; and (b) any amendment that would cause an Award held by a U.S. Taxpayer to be subject to the income inclusion under Section 409A of the Code shall be null and void ab initio.

Notwithstanding the above, and subject to the NASDAQ Listing Rules, the approval of shareholders is required to effect any of the following amendments to the Stock Incentive Plan:

(a)

increasing the number of common shares reserved for issuance under the Stock Incentive Plan, except pursuant to the provisions in the Stock Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(b)

reducing the exercise price of an option Award (for this purpose, a cancellation or termination of an Award of a participant prior to its expiry date for the purpose of reissuing an Award to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Award) except pursuant to the provisions in the Stock Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(c)

extending the term of an Option Award beyond the original expiry date (except where an expiry date would have fallen within a blackout period applicable to the participant or within ten business days following the expiry of such a blackout period);

(d)

extending the term of an Option Award beyond the original expiry date (except where an expiry date would have fallen within a blackout period applicable to the participant or within ten business days following the expiry of such a blackout period);

(e)	permitting an Option Award to be exercisable beyond ten years from its date of grant (except where an expiry date would have fallen within a blackout period);

(f)	increasing or removing the limits on the participation of directors;

(g)	permitting Awards to be transferred to a person;

(h)	changing the eligible participants; and

(i)	deleting or reducing the range of amendments which require approval of the shareholders.

Except for the items listed above, amendments to the Stock Incentive Plan will not require shareholder approval. Such amendments include (but are not limited to): (a) amending the general vesting provisions of an Award; (b) amending the provisions for early termination of Awards in connection with a termination of employment or service; (c) adding covenants of the Company for the protection of the participants; (d) amendments that are desirable as a result of changes in law in any jurisdiction where a participant resides; and (e) curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

Anti-Hedging Policy

Participants are restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of Awards granted to them.

6.C. Board Practices

Our board of directors currently consists of five directors, three of whom, are independent within the meaning of Nasdaq Rule 5605(a)(2). The three independent directors are Mike McLeod, Johnathan More and Douglas Mason, while Andrew Lyons and Jason Barnard are considered dependent.

A director is not required to hold any shares in our company to qualify to serve as a director. Our board of directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures, bonds and other securities, subject to applicable stock exchange limitations, if any, whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party.

Board Committees

We have a standing audit committee, a compensation committee and a nominating and corporate governance committee of our board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Douglas Mason, Johnathan More and Michael McLeod, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule5605(c)(2) of the Nasdaq Marketplace Rules. Mr. Mason serves as chairman of the audit committee. Our board determined that Mr. Mason qualified as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the consolidated financial statements of our company.

The audit committee is responsible for, among other things: (i) retaining and overseeing our independent accountants; (ii) assisting the board in its oversight of the integrity of our consolidated financial statements, the qualifications, independence and performance of our independent auditors and our compliance with legal and regulatory requirements; (iii) reviewing and approving the plan and scope of the internal and external audit; (iv) pre-approving any audit and non-audit services provided by our independent auditors; (v) approving the fees to be paid to our independent auditors; (vi) reviewing with our chief executive officer and chief financial officer and independent auditors the adequacy and effectiveness of our internal controls; (vii) reviewing hedging transactions; and (viii) reviewing and assessing annually the audit committee’s performance and the adequacy of its charter.

Compensation Committee

Our compensation committee consists of Johnathan More, Michael McLeod and Douglas Mason. Mr. More, and Mr. McLeod and Mr. Mason each satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605(c)(2) of the Nasdaq Marketplace Rules. Mr. Mason will serve as chairman of the compensation committee. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation relating to our directors and executive officers.

The compensation committee is responsible for, among other things: (i) reviewing and approving the remuneration of our executive officers; (ii) making recommendations to the board regarding the compensation of our independent directors; (iii) making recommendations to the board regarding equity-based and incentive compensation plans, policies and programs; and (iv) reviewing and assessing annually the compensation committee’s performance and the adequacy of its charter.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Michael McLeod, Johnathan More and Mr. Mason. Mr. McLeod serves as chairman of the nominating and corporate governance committee. The nominating and corporate governance committee assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

The nominating and corporate governance committee is responsible for, among other things: (i) identifying and evaluating individuals qualified to become members of the board by reviewing nominees for election to the board submitted by shareholders and recommending to the board director nominees for each annual meeting of shareholders and for election to fill any vacancies on the board; (ii) advising the board with respect to board organization, desired qualifications of board members, the membership, function, operation, structure and composition of committees (including any committee authority to delegate to subcommittees), and self- evaluation and policies; (iii) advising on matters relating to corporate governance and monitoring developments in the law and practice of corporate governance; (iv) overseeing compliance with the our code of ethics; and (v) approving any related party transactions.

The nominating and corporate governance committee’s methods for identifying candidates for election to our board of directors includes the solicitation of ideas for possible candidates from a number of sources - members of our board of directors, our executives, individuals personally known to the members of our board of directors, and other research. The nominating and corporate governance committee also, from time-to-time, retain one or more third-party search firms to identify suitable candidates.

In making director recommendations, the nominating and corporate governance committee considers some or all of the following factors: (i) the candidate’s judgment, skill, experience with other organizations of comparable purpose, complexity and size, and subject to similar legal restrictions and oversight; (ii) the interplay of the candidate’s experience with the experience of other board members; (iii) the extent to which the candidate would be a desirable addition to the board and any committee thereof; (iv) whether or not the person has any relationships that might impair his or her independence; and (v) the candidate’s ability to contribute to the effective management of our company, taking into account the needs of our company and such factors as the individual’s experience, perspective, skills and knowledge of the industry in which we operate.

Duties of Directors

Under Canadian law, directors have fiduciary obligations to our company. Under the BCBCA, directors, when exercising the powers and discharging their duties, must act honestly and in good faith with a view to the best interests of our company and exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances.

Under British Columbia corporate law, the BCBCA imposes specific statutory liabilities on directors of corporations in certain situations. In certain circumstances, directors can be held liable, for example, for paying a dividend contrary to section 70(2) of the BCBCA, or for paying a commission or allowing a discount contrary to section 67 of the BCBCA, or for purchasing, redeeming, or otherwise acquiring shares contrary to section 78 or 79 of the BCBCA. Under numerous other provisions in federal and provincial statutes, directors may also face personal liability for, among other things, environmental offences, source deductions from payrolls, and tax remittances. Corporate directors have a number of defenses to legal actions in which it is alleged that they have breached their statutory or fiduciary duties, including:

●	dissenting from a resolution passed or action taken at a board meeting, which may relieve the director of any liability for the results of that decision.

●

raising a “good faith reliance” defense to an accusation of breach of a fiduciary duty, whereby the director is entitled to rely in good faith on consolidated financial statements or reports made by an officer of the corporation, the corporation’s auditor, or by other professionals, such as a lawyer, an accountant, or an engineer; and

●

availing themselves of a due diligence defense that permits directors to avoid a number of statutory liabilities, including breach of fiduciary duty, where the directors exercise the same degree of care, diligence and skill as a reasonably prudent person in comparable circumstances.

Conflicts of Interest

There are potential conflicts of interest to which the directors, officers, insiders, and promoters of our company will be subject in connection with the operations of our company. Some of the directors, officers, insiders, and promoters are engaged in and will continue to be engaged in corporations or businesses which may be in competition with the business of our company. Accordingly, situations may arise where the directors, officers, insiders, and promoters will be in direct competition with our company. The directors and officers of our company have a fiduciary obligation to act in the best interests of our company, avoid conflicts of interest and to disclose to all other board members any relevant information about potential conflicts. They have the same obligations to the other companies in respect of which they act as directors and officers. Discharge by the directors and officers of their obligations to our company may result in a breach of their obligations to the other companies, and in certain circumstances this could expose our company to liability to those companies. Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of our company. Such conflicting legal obligations may expose our company to liability to others and impair our ability to achieve our business objectives. All of the directors or officers of our company have entered into non- competition or non-disclosure agreements with our company. Conflicts, if any, will be subject to the procedures and remedies as provided under the BCBCA and applicable securities laws, regulations, and policies.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of our board of directors. Unless the at any time or from time to time, the Company’s Articles of incorporation permit directors to hold office for a term expiring later than the close of the next annual meeting of shareholders, the term of office of a director upon election or appointment, subject to a director’s prior resignation or removal by a special majority of shareholders pursuant to Section 128 of the BCBCA, shall cease at the close of the first annual meeting of shareholders following his or her election or appointment, provided that if no directors are elected at such annual meeting, he or she shall continue in office until his or her successor is elected or appointed. The following persons are disqualified by the BCBCA from being a director of the Company: (i) anyone who is less than 18 years of age; (ii) a person who is not an individual; and (iii) a person who has the status of a bankrupt.

Employment and Indemnification Agreements

In May, 2023, the Company entered into an executive employment agreement with Jason Barnard to serve as Chief Executive Officer, providing for compensation at an annual base salary. The agreement also provides that he is eligible to be granted equity compensation at the sole discretion of the Board. In addition, the Company will reimburse Mr. Barnard for reasonable travelling and other business expenses in connection with the performance of his duties. Mr. Barnard may terminate the agreement upon two (2) months’ notice to the Company, and the Company may terminate Mr. Barnard at any time. Notwithstanding the foregoing, in the event of a termination by the Company without just cause, the Company has agreed to pay to Mr. Barnard as severance a lump sum payment in the amount equal to 12 months of his annual base salary in effect at the time of his termination. In the event of a termination by the Company within twelve months following a change in control, the Company has agreed to pay to Mr. Barnard as severance a lump sum payment in the amount equal to 24 months of his annual base salary in effect at the time of his termination.

On February 1, 2024, the Company entered into a consulting agreement with Sead Hamzagic through a consulting contract to serve as Chief Financial Officer, providing for consulting fees for a monthly amount. Mr. Hamzagic agreement also provides that he is eligible to be granted equity compensation at the sole discretion of the Board. In addition, the Company will reimburse Mr. Driver for reasonable expenses in connection with the performance of his duties. Either party to the consulting agreement may terminate the agreement for any reason, at any time, with ninety (90) days’ prior written notice. In addition, we have agreed to indemnify Mr. Hamzagic against certain liabilities and expenses incurred in connection with claims made by reason of his being an officer.

Differences between Canadian Laws and Nasdaq Requirements

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, such as us, to comply with various corporate governance practices. In addition, following the listing of the common shares on Nasdaq, we are required to comply with the Nasdaq Stock Market Rules. Under those rules, we may elect to follow certain corporate governance practices permitted under Canadian law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Stock Market Rules for U.S. domestic registrants.

In accordance with Canadian law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market Rules, as a foreign private issuer, we have elected to rely on home country governance requirements and certain exemptions thereunder rather than the Nasdaq Stock Market Rules, with respect to the following requirements:

Annual Shareholder Meeting - Rule 5620(a)

The Company is currently following Home Country Practices in lieu of Nasdaq Rule 5620(a), which requires a company to hold an annual meeting of shareholders no later than one year after the end of its fiscal year.

Compensation Committee Composition - Rule 5605(d)(2)

The Company does not intend to follow Nasdaq Rule 5605(d)(2), which requires a compensation committee to be composed entirely of independent directors. The Company desires to follow the Home Country Practices instead.

Nominating and Corporate Governance Committee Composition - Rule 5605(e)(1)

The Company does not intend to follow Nasdaq Rule 5605(e)(1), which requires a nominating and corporate governance committee to compose entirely of independent directors. The Company desires to follow the Home Country Practices instead.

Executive Sessions - Rule 5605(b)(2)

The Company’s independent directors may not have regularly scheduled meetings at which only independent directors are present.

Shareholder Approval for Issuance of Securities - Nasdaq Rule 5635(d)

The Company will not seek shareholders’ approval of any issuance of securities in connection with a transaction, other than a public offering, where such transaction involves the issuance of 20% or more of the Company’s total outstanding common shares (or securities exercisable for the Company’s common shares) at a price less than the minimum price as defined in Nasdaq Rule 5635(d)(1)(A).

Shareholder Approval for Equity Compensation – Nasdaq Ruled 5635(c)

The Company will not seek shareholders’ approval for the establishment of or any material amendments to equity compensation or purchase plans or other equity compensation arrangements.

6.D. Employees

We currently have 2 employees as of March 31, 2024 that sit in Vancouer, BC, Canada. Each employee has entered into an executive employment agreement with the Company.

Our remaining executive officers and advisers work for us as independent contractors under consulting agreements. These agreements require consultants to protect our confidential information during their engagement with us. In addition, these consulting agreements include typical non-compete clauses that prohibit the consultants from entering competitive employment relationships while they are working for us.

6.E. Share Ownership

The following table sets forth information with respect to beneficial ownership of our share capital as of the date of this report by:

●	Each of our directors and named executive officers;

●	All directors and named executive officers as a group; and

Each person who is known by us to beneficially own 5% or more of each class of our voting securities.

	Common Shares Beneficially Owned(1)
Name of Beneficial Owner	Shares	%
Directors and Executive Officers:
Jason Barnard, President and CEO, Director(2)	761,084	13.98%
Andrew Lyons, Director(3)	38,00	*
Douglas Mason(4)	24,500	*
Michael McLeod, Director(5)	34,500	*
Johnathan More, Director(6)	51,500	1.0%
Sead Hamzagic, CFO(7)	42,521	1.5 *
Christina Barnard, Chief Operating Officer(8)	761,084	13.98%
Directors and executive officers as a group (7 people)	950,630	17.43%

*	Less than 1%
(1)	Based on 5,455,480 common shares issued and outstanding March 31, 2024.
(2)	Includes 162,128 common shares owned by Claimbank Exploration Ltd. (“Claimbank”) and 167,691 owned by Ora Nutraceuticals, Inc. (“Ora”) and 40,000 Common Shares issuable upon exercise of stock options at $6.60 per share. Mr. Barnard is the sole owner of each of Claimbank and Ora and has sole voting and investment control over these shares. Also includes shares held by Mrs. Barnard detailed below.
(3)	Consists of 10,500 common shares, and 27,500 common shares issuable upon exercise of options at $9.00 and $6.60.
(4)	Consists of 500 common shares owned by Mr. Mason and 4,000 common shares owned by Waterfront Capital Partners nd 20,000 common shares issuable upon exercise of options at $5.47. Mr. Mason is the sole owner of Waterfront Captial Partners and has the sole voting and investment control over these shares.
(5)	Consists of 2,000 common shares, 32,500 common shares issuable upon exercise of options at $ upon exercise of options at $9.00 nd $6.60 per share, and 8,000 common shares issuable upon exercise of options at $13.75 per share.
(6)	Consists of 19,0000 common shares and 12,500 common shares issuable upon exercise of options at $9.00 and $6.60 (US$?) per share, and 20,000 common shares issuable upon exercise of options at $12.75 per share.
(7)	Consists of 4,802 common shares owned by Mr. Hamzagic, 17,620 shares owned by Hazmagic Holdings Inc, 459 held by his spouse and 20,000 common shares issuable upon exercise of options at $3.98. Mr. Hamzagic is the sole owner of Hazmagic Holdings Ince and has sole voting and investment control over Hamzagic Holdings and the shares held by his spouse.
(8)

Includes 167,488 common share and 53,778 shares owned by 1374646 B.C. LTD and 20,000 common shares issuable upon exercise of options at $6.60 and per share, and 50,000 Common Shares issuable upon exercise of common share purchase warrants at $4.00. Also includes shares held by Mr. Barnard details above.

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

6.F. Disclosure of a registrant’s action to recover erroneously awarded compensation

There are no events triggering restatement and recovery of compensation. Our clawback policy is included as Exhibit 97 to this annual report on Form 20-F

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders

For information regarding major shareholders, see “Item 6.E.–Share Ownership.”

7.B. Related Party Transactions

RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers and companies controlled by them. The remuneration of directors and other members of key management personnel during the years ended March 31, 2024, and 2023 was as follows:

(a)	Management and Directors fees	Investor Relations fees	Consulting	Share-based payments	Total

(b) Year ended March 31, 2024 – Paid or accrued:
Chief Executive Officer	$248,019	$-	$-	$209,647	$457,666
Chief Operating Officer	158,123	-	-	104,824	262,947
Chief Financial Officer	19,500	-	-	66,600	86,100
Directors	142,000	-	-	173,093	315,093
Former Chief Financial Officer and Current Director	36,000	-	-	32,531	68,531
Former Chief Financial Officers	150,900	-	-	131,030	281,930
	$754,542	$-	-	$717,725	$1,472,267

(c) Year ended March 31, 2023 – Paid or accrued:
Chief Executive Officer	$90,000	$66,530	$-	$-	$156,530
Chief Operating Officer	-	-	40,000	-	40,000
Chief Financial Officer	18,000	-	-	67,290	85,290
Directors	32,000	-	25,000	140,375	197,375
Former Chief Financial Officer and Current Director	96,000	-	-	200,711	296,711
Former Directors and Chief Executive Officers	109,819	-	-	194,929	304,748
Former Directors	36,000	-	-	200,711	236,711
	$381,819	$66,530	$65,000	$804,016	$1,317,365

During the year ended March 31, 2024, the Company’s share-based compensation expense relating to stock-options granted to current and former directors, officers and companies controlled by them and vested through the period.

During the year ended March 31, 2023, the Company’s share-based compensation expense included stock options valued at $815,428 and PSUs which were previously granted in 2022 valued at $195,890) to current and former directors, officers and companies controlled by them and vested through the period.

During the year ended March 31, 2023, the Company entered into a loan agreement with a related party to borrow $1,145,520, inclusive of a prior advance of $145,520 (collectively, the “Loan”), included in short-term loans payable, with Jason Barnard, CEO, and Christina Barnard, COO, of the Company. The Loan accrues interest at a rate of 11.35% (amended on May 1, 2023, from 8.35%), payable monthly, and matures on May 10, 2024 (amended from May 10, 2023). The Loan is secured against all of the assets of the Company. The Company incurred and paid an aggregate of $126,606 (2023 - $88,000) in interest on the Loan during the year ended March 31, 2024.

The amounts due to related parties included in accounts payable and accrued liabilities are unsecured, non-interest bearing, and have no specific terms of repayment, are as follows:

(a)	March 31, 2024	March 31, 2023

Chief Executive Officer	$20,769	$31,500
Chief Operating Officer	21,084	24,813
Directors	127	8,400
Former Chief Executive Officer	-	27,000
Former Chief Financial Officer	-	3,262
Former Directors	45,000	18,000
	$86,980	$112,975

The amounts due are unsecured, non-interest bearing, and have no specific terms of repayment.

In accordance with IAS 24 – Related Party Disclosures, key management personnel, including companies controlled by them, are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

During the year ended March 31, 2023, the Company entered into a loan agreement with a related party to borrow $1,145,520, inclusive of a prior advance of $145,520 (collectively, the “Loan”), included in short-term loans payable, with Jason Barnard, CEO, and Christina Barnard, COO, of the Company. The Loan accrues interest at a rate of 11.35% (amended on May 1, 2023, from 8.35%), payable monthly, and matures on May 10, 2024 (amended from May 10, 2023). The Loan is secured against all of the assets of the Company. The Company incurred and paid an aggregate of $126,606 (2023 - $88,000) in interest on the Loan during the year ended March 31, 2024.

The remuneration of directors and key executives is determined by the compensation committee of the Board. The remuneration of directors and other members of key management personnel during the years ended March 31, 2024, 2023 and 2022 were as follows:

Table of compensation excluding compensation securities
Name and position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Jason Barnard Chief Executive Officer and President(1)	2024	248,019	-	-	-	209,647	457,666
	2023	90,000	-	-	-	-	90,000
	2022	-	-	-	-	-	-
Douglas Mason Director(2)	2024	20,000	-	-	-	75,500	95,500
	2023	-	-	-	-	-	-
	2022	-	-	-	-	-	-
Andrew Lyons Director, former Chief Financial Officer(3)	2024	36,000	-	-	-	32,351	68,531
	2023	96,000	-	-	-	200,712	296,712
	2022	12,000	-	-	-	227,919	239,919
Michael McLeod Director(4)	2024	56,000	-	-	-	32,531	88,531
	2023	20,000	-	-	-	108,471	153,471
	2022	-	-	-	-	-	-
Jonathan More Director(5)	2024	36,000	-	-	-	32,531	68,531
	2023	12,000	-	-	-	31,903	43,903
	2022	-	-	-	-	-	-
Christina Barnard Chief Operating Officer(6)	2024	158,123	-	-	-	104,824	262,947
	2023	40,000	-	-	-	-	40,000
	2022	-	-	-	-	-	-
Sead Hamzagic Chief Financial Officer(7)	2024	19,500	-	-	-	66,600	86,100
	2023	-	-	-	-	-	-
	2022	-	-	-	-	-	-
Bal Bhullar former Chief Financial Officer(8)	2024	108,900	-	-	-	131,029	239,929
	2023	-	-	-	-	-	-
	2022	-	-	-	-	-	-
Cyrus Driver former Chief Financial Officer(9)	2024	42,000	-	-	-	-	42,000
	2023	18,000	-	-	-	67,290	85,290
	2022	-	-	-	-	-	-
Robert Dinning former Chief Financial Officer(10)Carlton Energy	2024	-	-	-	-	-	-
	2023	-	-	-	-	-	-
	2022	141,950	-	-	-	-	141,950
Chris MacPherson former Director(11)	2024	62,531	-	-	-	62,531	62,531
	2023	12,000	-	-	-	127,613	139,613
	2022	-	-	-	-	-	-
Scott Taylor former Director and CEO(12)	2024	-	-	-	-	-	-
	2023	51,569	-	-	-	194,926	246,498
	2022	50,664	-	-	-	607,784	658,448
Pierre Yves Tenn former CFO(13)	2024	-	-	-	-	-	-
	2023	24000	-	-	-	73,098	97,098
	2022	12,000	-	-	-	227,919	239,919
John Gravelle former Director(14)	2024	-	-	-	-	-	-
	2023	58,000	-	-	-	-	58,000
	2022	-	-	-	-	-	-
John Gammack former Director(15)	2024	-	-	-	-	-	-
	2023	-	-	-	-	-	-
	2022	158,650	-	-	-	-	158,650

Notes:

(1)	Mr. Barnard was elected a director in September 2022 and appointed to CEO and President of the Company in December 2022,
(2)	Mr. Mason was elected as a director in December 2023,
(3)	Mr. Lyons was elected as a director in December 2021 and CFO of the Company during the period January 2022 to December 2022
(4)	Mr. McLeod was elected as a director in December 2022,
(5)	Mr. More was elected as a director in December 2022,
(6)	Ms. Barnard was appointed as COO of the Company in September 2023,
(7)	Mr. Hamzagic was appointed as CFO of the Company in February 2024,
(8)	Ms. Bhullar was appointed as a CFO of the Company during the period September 2023 to February 2024,
(9)	Mr. Driver was appointed as a CFO of the Company during the period December 2022, to September 2023,
(10)	Mr. Dinning was appointed director and CFO of the Company during the period September 2020, to December 2021,
(11)	Mr. MacPherson was elected as a director of the Company during the period December 2022 to January 2024
(12)	Mr. Taylor was elected as a director of the Company during the period December 2021 to August 2022 and appointed as CEO and President from December 2021 to May 2022
(13)	Mr. Yves Tenn was elected as a director of the Company during the period December 2021 to December 2022 and appointed as Chief Global Officer from January 2022 to December 2022
(14)	Mr. Gravelle was appointed as a director during the period April 2022 to December 2022 and appointed as CEO and President from May 2022 to September 2022
(15)	Mr. Gammack was appointed as a director, President and CEO of the Company during the period August of 2020 to December 2021

7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information.

The Company’s consolidated financial statements are stated in Canadian dollars and are prepared in accordance with IFRS.

Audited Financial Statements

Our consolidated financial statements for the 2024, 2023 and 2022 fiscal years as required under Item 17 are included immediately following the text of this Annual Report. The audit reports of the Company are included herein immediately preceding the financial statements.

Policy on Dividend Distributions

The Company has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. The payment of dividends in the future, if any, is within the discretion of the Board of Directors and will depend upon our earnings, our capital requirements and financial condition and other relevant factors. We do not anticipate declaring or paying any dividends in the foreseeable future.

8.B. Significant Changes

Except as disclosed elsewhere in this annual report, no significant change has occurred since the date of our consolidated financial statements filed as part of this annual report.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Not Applicable.

Our common shares are listed on the Nasdaq Capital Market under the symbol “FMST” and under the symbol “FAT” on the Canadian Securities Exchange (“CSE”).

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

Our common shares and unit warrants began trading on NASDAQ on August 22, 2023, under the symbols “FMST” and “FMSTW”, respectively, and under the symbol “FAT” on the CSE.

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of association

The description of certain terms and provisions of our articles of incorporation, as amended, and certain related sections of the Corporations Act (Manitoba) is incorporated by reference to our Registration Statement filed on Form F-1 (333-272028) filed with the SEC and as declared effective on August 21, 2023.

10.C. Material Contracts

All material contracts governing the business of the Company are described elsewhere in this annual report on Form 20-F or in the information incorporated by reference herein.

10.D. Exchange controls

Canada has no system of exchange controls. We are not aware of any governmental laws, decrees, regulations or other legislation in Canada that restrict the export or import of capital, including the availability of cash and cash equivalents for use by our affiliated companies, or that affect the remittance of dividends, interest, royalties or similar payments to non-resident holders of Company securities, although there may be Canadian and other foreign tax considerations. See Item 10(E) — “Taxation.”

10.E. Taxation

Canadian Income Tax Considerations

The following summary describes, as of the date hereof, the material Canadian federal income tax considerations generally applicable to a purchaser who acquires, as a beneficial owner, common shares pursuant to this report and who, at all relevant times, for the purposes of the application of the Income Tax Act (Canada) and the Income Tax Regulations (which we collectively refer to as the Canadian Tax Act), (i) is not, and is not deemed to be, resident in Canada for purposes of the Canadian Tax Act and any applicable income tax treaty or convention; (ii) deals at arm’s length with us; (iii) is not affiliated with us; (iv) does not use or hold, and is not deemed to use or hold, common shares in a business or part of a business carried on in Canada; (v) has not entered into, with respect to the common shares, a “derivative forward agreement”, as that term is defined in the Canadian Tax Act and (vi) holds the common shares as capital property (which we refer to as a Non-Canadian Holder). This summary does not apply to a Non-Canadian Holder that is an insurer carrying on an insurance business in Canada and elsewhere or an “authorized foreign bank”, as that term is defined in the Canadian Tax Act. Such Non-Canadian Holders should consult their tax advisors for advice having regards to their particular circumstances.

This summary is based on the current provisions of the Canadian Tax Act, and an understanding of the current administrative policies of the Canada Revenue Agency published in writing prior to the date hereof. It takes into account all specific proposals to amend the Canadian Tax Act and the Canada-United States Tax Convention (1980), as amended, or the Canada-U.S. Tax Treaty, publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (which we refer to as the Proposed Amendments) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular shareholder, and no representations with respect to the income tax consequences to any particular shareholder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, you should consult your own tax advisor with respect to your particular circumstances.

Generally, for purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of the common shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Canadian Tax Act. The amount of any dividends, capital gains or capital losses realized by a Non-Canadian Holder may be affected by fluctuations in the Canadian exchange rate.

Dividends

Dividends paid or credited on the common shares or deemed to be paid or credited on the common shares to a Non-Canadian Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Canadian Holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the Non-Canadian Holder is resident. For example, under the Canada-U.S. Tax Treaty, where dividends on the common shares are considered to be paid to or derived by a Non-Canadian Holder that is a beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to benefits of, the Canada-U.S. Tax Treaty, the applicable rate of Canadian withholding tax is generally reduced to 15% (or 5% in the case of a U.S. Holder that is a corporation beneficially owning at least 10% of all of the issued voting shares). We will be required to withhold the applicable withholding tax from any dividend and remit it to the Canadian government for the Non-Canadian Holder’s account. Non-Canadian Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty.

Dispositions

A Non-Canadian Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized on a disposition or deemed disposition of a common share, nor will capital losses arising therefrom be recognized under the Canadian Tax Act, unless (i) the common shares are “taxable Canadian property” to the Non-Canadian Holder for purposes of the Canadian Tax Act at the time of disposition; and (ii) the Non-Canadian Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Canadian Holder is resident.

Generally, the common shares will not constitute “taxable Canadian property” to a Non-Canadian Holder at a particular time provided that the common shares are listed at that time on a “designated stock exchange” (as defined in the Canadian Tax Act), which includes Nasdaq unless at any particular time during the 60-month period that ends at that time:

●

at least 25% of the issued shares of any class or series of our capital stock was owned by or belonged to any combination of (a) the Non-Canadian Holder, (b) persons with whom the Non-Canadian Holder does not deal at arm’s length, and (c) partnerships in which the Non-Canadian Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, and

●

more than 50% of the fair market value of the common shares was derived, directly or indirectly, from one or any combination of : (i) real or immoveable property situated in Canada, (ii) “Canadian resource properties” (as that term is defined in the Canadian Tax Act), (iii) “timber resource properties” (as that term is defined in the Canadian Tax Act) and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists.

Notwithstanding the foregoing, in certain circumstances, common shares could be deemed to be “taxable Canadian property.”

A Non-Canadian Holder’s capital gain (or capital loss) of a disposition or deemed disposition of common shares that constitute or are deemed to constitute taxable Canadian property (and are not “treaty-protected property” as defined in the Canadian Tax Act) generally will be computed and taxed as though the Canadian Holder were a Resident Holder. Such Non-Canadian Holder may be required to report the disposition or deemed disposition of common shares by filing a tax return in accordance with the Canadian Tax Act. Non-Canadian Holders whose common shares may be taxable Canadian property should consult their own tax advisors regarding the tax and compliance considerations that may be relevant to them.

U.S. Federal Income Taxation Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the ownership and disposition of common shares. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from or relating to the ownership and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the ownership and disposition of common shares. In addition, except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the ownership and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the ownership and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Code, Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the current provisions of the Convention Between Canada and the United States with Respect to Taxes on Income and on Capital of 1980, as amended (the “Canada-U.S. Tax Treaty), and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. Except as provided herein, this summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares that is for U.S. federal income tax purposes:

●	An individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●

a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a U.S. Holder or an entity classified as a partnership for U.S. federal income tax purposes. This summary does not address the U.S. federal, state or local tax consequences to non-U.S. Holders arising from or relating to the acquisition, ownership and disposition of common shares. Accordingly, a non-U.S. Holder should consult its own tax advisors regarding the U.S. federal, state or local and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to the alternative minimum tax; (i) are subject to special tax accounting rules with respect to common shares; (j) are partnerships or other “pass-through” entities (and partners or other owners thereof); (k) are S corporations (and shareholders thereof); (l) are U.S. expatriates or former long-term residents of the United States subject to Section 877 or 877A of the Code; (m) hold common shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; or (n) own or have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of our outstanding shares. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). This summary does not address the tax consequences to any such partner (or owner or participant). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of common shares.

Passive Foreign Investment Company Rules

If we were to constitute a “passive foreign investment company” or “PFIC” for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. We believe we were a “passive foreign investment company” (a “PFIC”) within the meaning of Section 1297 of the Code for our most recently completed taxable year and based on the nature of our business, the projected composition of our gross income and the projected composition and estimated fair market values of our assets, we expect to be a PFIC for our current taxable year and may be a PFIC in subsequent tax years. No opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by us (or any of our subsidiaries) concerning our (or its) PFIC status. Each U.S. Holder should consult its own tax advisors regarding our PFIC status of the PFIC status of each of our subsidiaries.

In any year in which we are classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

We generally will be a PFIC if, for a tax year, (a) 75% or more of our gross income is passive income (the “PFIC income test”) or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by us from certain “related persons” (as defined in Section 954(d)(3) of the Code) also organized in Canada, to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if we are a PFIC, U.S. Holders will generally be deemed to own their proportionate share of our direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by us or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of common shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of common shares are made.

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC for any tax year during which a U.S. Holder owns common shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether and when such U.S. Holder makes an election to treat us and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to: (a) any gain recognized on the sale or other taxable disposition of common shares; and (b) any “excess distribution” received on the common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on common shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If we are a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, we will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether we cease to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such common shares were sold on the last day of the last tax year for which we were a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us. However, for any tax year in which we are a PFIC and have no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to us generally (a) may receive a tax-free distribution from us to the extent that such distribution represents our “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the common shares in which we are a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a “purging” election to recognize gain as discussed in the preceding sentence, then such U.S. Holder shall be subject to the QEF Election rules and shall continue to be subject to tax under the rules of Section 1291 of the Code discussed above with respect to its common shares. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we are not a PFIC. Accordingly, if we become a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which we qualify as a PFIC.

U.S. Holders should be aware that there can be no assurances that we will satisfy the record keeping requirements that apply to a QEF, or that we will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that we are a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their common shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if we do not provide the required information with regard to us or any of our Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock. The common shares generally will be “marketable stock” if the common shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Each U.S. Holder should consult its own tax advisor in this matter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the common shares for which we are a PFIC and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the common shares, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the common shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if we are a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

In addition, a U.S. Holder who acquires common shares from a decedent will not receive a “step up” in tax basis of such common shares to fair market value unless such decedent had a timely and effective QEF Election in place.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Certain additional adverse rules may apply with respect to a U.S. Holder if we are a PFIC, regardless of whether the U.S. Holder makes a QEF Election. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to these special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of common shares, and the availability of certain U.S. tax elections under the PFIC rules.

General Rules Applicable to the Ownership and Disposition of Common Shares

The following discussion is subject, in its entirety, to the rules described above under the heading “Passive Foreign Investment Company Rules”.

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current or accumulated “earnings and profits”, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if we are a PFIC for the tax year of such distribution or were a PFIC for the preceding tax year. To the extent that a distribution exceeds our current and accumulated “earnings and profits”, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, we do not intend to maintain the calculations of our earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder therefore should assume that any distribution by us with respect to common shares will constitute ordinary dividend income. Dividends received on common shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided we are eligible for the benefits of the Canada-U.S. Tax Treaty or the common shares are readily tradable on a United States securities market, dividends paid by us to non-corporate U.S. Holders, including individuals, in respect of common shares generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that we not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder’s tax basis in such common shares sold or otherwise disposed of. A U.S. Holder’s tax basis in common shares generally will be such U.S. Holder’s U.S. dollar cost for such common shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the common shares will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of common shares generally will be United States source gain or loss. Certain U.S. Holders that are eligible for the benefits of Canada-U.S. Tax Treaty may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to foreign taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has recently released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of common shares will generally be subject to information reporting and backup withholding tax if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

10.F. Dividends and paying agents

Not applicable.

10.G. Statement by experts

Not applicable.

10.H. Documents on display

We have filed this annual report on Form 20-F with the SEC under the Exchange Act. Statements made in this report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by us with the SEC, including this report, may be viewed from the SEC’s Internet site at http://www.sec.gov. In addition, we will provide hardcopies of our annual report free of charge to shareholders upon request.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

10.I. Subsidiary Information

Not required.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Foremost’s activities expose it to a variety of financial risks: market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk. The overall risk management strategy focuses on the unpredictability of the finance markets and seeks to minimize the potential adverse effects on the financial performance. Foremost uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of interest rate, foreign exchange and other price risks, ageing analysis for credit risk and beta analysis in respect of investment portfolios to determine market risk. Risk management is carried out under the direction of the Board. Please see note 11 to our audited consolidated financial statements for further information with respect to certain of these risks.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

We do not have any American Depositary Shares.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A.-D. Material Modifications to the Rights of Security Holders.

Share Consolidation

On July 5, 2023 we filed a Certificate of Amendment to our Articles of Incorporation (the “Amendment”) to effect a reverse stock split of our issued and outstanding common shares at a ratio of 1-for-50 (the “Share Consolidation”).

Following the Share Consolidation, each 50 of our issued and outstanding common shares were automatically converted into one issued and outstanding common share, without any change in par value per share. No fractional shares were issued as a result of the Share Consolidation and no cash or other consideration was paid. Instead, we issued one whole post-split common share to any stockholder who otherwise would have received a fractional share as a result of the Share Consolidation. The Share Consolidation did not affect the number of shares of authorized stock. Our common shares began trading on an adjusted basis giving effect to the Share Consolidation on July 5, 2023.

The purpose of the Share Consolidation was to allow us to meet the stock price threshold of the listing requirements of the Nasdaq Capital Market.

14.E. Use of Proceeds.

On August 21, 2023, the SEC declared effective our registration statement on Form F-1 (File No. 333-272028), as amended, filed in connection with our uplisting to Nasdaq (the “Registration Statement”). Pursuant to the Registration Statement, we registered the offer and sale of 909,090 of our common shares, including up to approximately US$4.4 million if the underwriters exercise the over-allotment option. ThinkEquity LLC acted as representative of the underwriters for the offering.

After deducting the estimated underwriters’ discounts and offering expenses payable by us, we received net proceeds of approximately US$3.7 million, assuming none of the warrants issued in the offering were exercised, and assuming no issuance of Pre-Funded Warrant Units in lieu of Common Share Units (or approximately US$4.4 million if the underwriters exercise the over-allotment option in full), based on an assumed public offering price of US$5.50 per Common Share Unit set forth on the cover page of this prospectus.

The Company used the proceeds of this offering as follows:

●	60.1% of the net proceeds (approximately US$2.225 million) for resource development activities such as drilling and soil sampling on our properties;

●	2.9% of the net proceeds (approximately US$0.108 million) for annual property payments, claim payments and royalty payments;

●

31.2% of the net proceeds (approximately US$1.154 million) for general corporate purposes such as salaries, consultant and director fees, accountants, transfer agents, public company fees, audit fees, travel, or other. Of the approximately US$1.154 million, we plan to use approximately US$235,000 on salaries and US$385,000 on consultant fees and directors’ fees.

●

5.8% of the net proceeds (approximately US$0.213 million) for general business expenses. This would include items such as environmental, sustainability and governance (ESG) initiatives, and marketing and promotional efforts.

There has not been, and we do not expect any material change in the planned use of proceeds from the public offering as described in the prospectus filed with the SEC pursuant to Rule 424(b)(4) under the Securities Act dated August 23, 2023. As of the date of this Annual Report on Form 20-F, we have allocated a portion of the net proceeds of the offering for additional exploratory drilling other technical studies and reports, possible strategic project acquisitions, marketing and general corporate purposes and the remaining proceeds for proving additional resource.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Securities Exchange Act of 1934 (“Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls include, without limitation, controls and procedures designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to management, including principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Our management carried out an evaluation, under the supervision of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of March 31, 2024. Based on that evaluation, our Chief Executive Officer ("CEO") and our Chief Financial Officer ("CFO") concluded that, due to the limited segregation of duties, our disclosure controls and procedures are not effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting has been designed to provide reasonable assurance with respect to the reliability of financial reporting and the presentation of financial statements for external purposes in accordance with IFRS. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected.

As of the date of this filing, we have in place controls and procedures to maintain appropriate segregation of duties in our manual and computer-based business processes that we believe are appropriate for a company of our size and extent of business transactions. Under the supervision and with the participation of the CEO and CFO, management assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2024. In making their assessment, management used the control objectives established in the 2013 Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. Based on our assessment, our CEO and our CFO determined that, as of January 31, 2024, our internal control over financial reporting was not effective due to limited segregation of duties.

Attestation Report of Independent Registered Public Accounting Firm

Not required.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act, as amended) that occurred during the year ended March 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance, our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that Douglas Mason is the “Audit Committee Financial Expert” as such term is defined in Item 407(d) of Regulation S-K promulgated by the SEC and also meets NASDAQ’s financial sophistication requirements. He is an “independent director” as defined by the rules and regulations of NASDAQ.

ITEM 16B. CODE OF ETHICS.

Our code of conduct and business ethics conforms to the rules and regulations of NASDAQ. The code of conduct and business ethics applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer, and addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of our Code of Conduct is available at our website. Any future changes to the Code of Conduct will be posted on the Company’s website or filed as an exhibit to a report filed with the SEC within five business days of the change being effective.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents aggregate fees billed to the Company for fiscal years ended March 31, 2024 and 2023 by MNP LLP, and Davidson & Co., the Company’s principal accounting firms for the respective years.

Accountant Fees and Services	2024	2023
	C$	C$
Audit Fees	133,700	112,355
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	125,693	25,816
	259,393	138,171

Audit Fees

The audit fees for the years ended March 31, 2024 and 2023, are 2024 - C$133,700 (approximately US$98,672), 2023 - C$112,355 (approximately US$83,023) and other fees of 2024 - C$125,693 (approximately US$92,762), 2023 - C$25,816 (approximately US$19,076) respectively, were paid for professional services rendered for the audits of our consolidated financial statements, quarterly reviews, consents, and assistance with review of documents filed with the SEC.

“Audit-related fees” means fees billed for professional services rendered by our principal auditors associated with certain due diligence projects.

Tax Fees

“Tax Fees” consisted of the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. Included in such Tax Fees were fees for tax consultancy and advice on other tax planning matters.

Our Board of Directors pre-approves all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act that are approved by our Board of Directors prior to the completion of the audit). The percentage of services provided for which we paid audit-related fees, tax fees, or other fees that were approved by our Board of Directors pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X promulgated by the SEC was 100%.

Other Fees

Not applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

There were no purchases of equity securities made by or on behalf of us or any “affiliated purchaser” as defined in Rule 10b-18 of the Exchange Act during the period covered by this Annual Report.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Dismissal of Independent Registered Public Accountants.

On May 25, 2023, the Audit Committee dismissed Crowe Mackay LLP (“Crowe”), as the Company’s independent registered public accounting firm (withdrawal pending). The reports of Crowe on the Company’s consolidated financial statements for the fiscal years ended March 31, 2022 and 2021 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles,.

During the fiscal years ended March 31, 2022 and 2021, and through the date of Crowe’s dismissal, there were (i) no “disagreements” between the Company and Crowe on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Crowe would have caused Crowe to make reference to the subject matter of the disagreement in connection with its reports on the Company’s consolidated financial statements for such years and (ii) no “reportable events.”

Engagement of New Independent Registered Public Accountants.

On May 25, 2023, the Audit Committee appointed Davidson & Company LLP (“Davidson”) as the Company’s independent registered public accounting firm for the fiscal year ended March 31, 2023.

During the fiscal years ended March 31, 2022 and 2021 and the subsequent interim period through December 31, 2022, neither the Company nor anyone on its behalf has consulted with Davidson with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Davidson concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or a reportable event.

Dismissal of Independent Registered Public Accountants

On September 28, 2023, the Audit Committee dismissed Davidson as the Company’s independent registered public accounting firm. The reports of Davidson on the Company’s consolidated financial statements for the fiscal year ended March 31, 2023 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles,.

During the fiscal year ended March 31, 2023 and through the date of Davidson's dismissal, there were (i) no “disagreements” between the Company and Davidson on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Davidson would have caused Davidson to make reference to the subject matter of the disagreement in connection with its reports on the Company’s consolidated financial statements for such years and (ii) no “reportable events.”

Engagement off New Independent Registered Public Accountant

On September 28, 2023, the Audit Committee appointed MNP LLP ("MNP") as the Company’s independent registered public accounting firm for the fiscal year ended March 31, 2024.

During the fiscal year ended March 31, 2024, neither the Company nor anyone on its behalf has consulted with MNP with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that MNP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or a reportable event.

ITEM 16G. CORPORATE GOVERNANCE.

The Company was incorporated as FAR RESOURCES LTD. under the BCBCA on July 7, 2005 (Number: BC0729352). The Company changed its name to Foremost Lithium Resource & Technology Ltd. on January 4, 2022. Our corporate governance practices are governed by applicable laws of British Columbia and our certificate of incorporation and amendments. In addition, because our common shares are listed on the Nasdaq Stock Market, or Nasdaq, we are subject to Nasdaq’s corporate governance requirements.

We are currently following some Canadian corporate governance practices in lieu of Nasdaq corporate governance listing standards as follows:

●

We are currently following Canadian corporate governance practice in lieu of Nasdaq Rule 5605(d)(2), which requires a compensation committee to compose entirely of independent directors. Our chariman serves as non-independent directors in the compensation committee.

●

We are currently following Canadian corporate governance practice in lieu of Nasdaq Rule 5605(e)(1)(B), which requires a nominating and corporate governance committee to compose entirely of independent directors. Our chairman serves as the non-independent director in our nominating and corporate governance committee.

●

We are currently following Canadian corporate governance practice in lieu of Nasdaq Rule 5635, which requires shareholder approval prior to the issuance of securities in connection with the acquisition of the stock or assets of another company in certain circumstances.

●

We are currently following Canadian corporate governance practice in lieu of Nasdaq Rule 5635(c), which requires shareholder approval for the establishment of or any material amendments to equity compensation or purchase plans or other equity compensation arrangements.

●

We are currently following Canadian corporate governance practice in lieu of Nasdaq Rule 5635(d), which requires shareholder approval in order to enter into any transaction, other than a public offering, involving the sale, issuance or potential issuance by the Company of common shares (or securities convertible into or exercisable for common shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the common shares.

●

We are currently following Canadian corporate governance practice in lieu of Nasdaq Rule 5605(b)(2) which requires the Company’s independent directors to have regularly scheduled meetings at which only independent directors are present.

Our Canadian counsel has provided relevant letters to Nasdaq certifying that under Canadian law, we are not required to seek shareholders’ approval in the above circumstances.

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES.

Foremost has adopted an insider trading policy (the “Insider Trading Policy”), which governs the purchase, sale, and other disposal of the Company’s securities by directors, executive officers, and employees. Foremost believes that the Insider Trading Policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to Foremost.

A copy of the Insider Trading Policy is attached as an exhibit to this Annual Report on Form 20-F.

ITEM 16K. CYBERSECURITY.

We have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, third party hosted services, communications systems, hardware and software, and our critical data, including intellectual property, confidential information that is proprietary, strategic or competitive in nature, and other data related to our ongoing research and development initiatives, which we refer to as Information Systems and Data. Our information technology function helps identify, assess and manage our cybersecurity threats and risks. Our information technology function identifies and assesses risks from cybersecurity threats by monitoring and evaluating our threat environment using various methods including, for example, automated vulnerability scanning tools of the network, third-party cybersecurity audits, and use of external intelligence feeds. Depending on the environment, we implement and maintain various technical, physical, and organizational measures, processes, standards and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including, for example, vulnerability management, disaster recovery and business continuity plan, incident response policy, system monitoring, data encryption and access controls.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our audited Financial Statements are included as the “F” pages attached to this report.

All financial statements in this Annual Report, unless otherwise stated, are presented in accordance with IFRS.

ITEM 19. EXHIBITS

Exhibit No.	Description	Registrant’s Form	Date Filed	Exhibit Number	Filed Herewith
1.1	Certificate of Incorporation	F-1	9/9/22	3.1
2.1	Form of Unit Warrant	F-1/A	4/14/23	4.2
2.2	Form of Finder’s Warrant	F-1/A	4/14/23	4.1
2.3	Form of Representative’s Warrant	F-1	5/18/23	4.3
4.1	Option Agreement by and between the Company, Top Notch Marketing Ltd., R. Ross Blusson, and Double-U-Em Investments Ltd. dated April 28, 2016	F-1/A	1/17/23	10.12
4.2	Option Agreement by and between the Company and Strider Resources Limited, dated August 4, 2016	F-1/A	1/17/23	10.11
4.3	Amendment to Option Agreement by and between the Company, Top Notch Marketing Ltd., and Double-U-Em Investments Ltd. Dated April 28, 2017	F-1/A	1/17/23	10.7
4.4	Option Agreement by and between the Company and Strider Resources Limited, dated September 20, 2017	F-1/A	1/17/23	10.9
4.5	Option Agreement by and between the Company and 92 Resources Corp. dated February 28, 2018	F-1/A	1/17/23	10.10
4.6	Stock Option Agreement dated January 15, 2021, by and between the Company and David Edmondson	F-1/A	1/17/23	10.8
4.7	Option Agreement by and between the Company and Mount Morgan Resources Ltd., dated July 30, 2021	F-1/A	1/17/23	10.1
4.8	Company Stock Option Plan (2021)	F-1/A	1/17/23	10.2
4.9	Promissory Note to Jason Barnard and Christina Barnard, dated May 10, 2022	F-1/A	1/17/23	10.3
4.10	General Security Agreement by and between the Company and Jason Barnard and Christina Barnard, dated May 10, 2022	F-1/A	1/17/23	10.4
4.11	Mineral Property Acquisition Agreement by and between the Company and Mae de Graff, dated June 9, 2022	F-1/A	1/17/23	10.5

4.12	Option Agreement by and between the Company and Strider Resources Limited, dated June 28, 2022	F-1/A	1/17/23	10.6
4.13†	Employment Agreement between Jason Barnard, and the Company dated May 10, 2023	F-1	5/18/23	10.13
4.14†	Consulting Agreement between C. Driver Ltd and the Company dated December 15, 2022	F-1/A	4/14/23	10.13
4.15	Amendment to Promissory Note to Jason Barnard and Christina Barnard, dated May 1, 2023	F-1	5/18/23	10.15
8.1	List of Subsidiaries	F-1/A	6/6/23	21.1
11.1	Code of Business Conduct and Ethics				X
11.2	Insider Trading Policy				X
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
15.1	Davidson Change in Auditors Item 16F Letter				X
15.2	Crowe Change in Auditors Item 16F Letter				X
96	Technical Report Summary (Zoro Lithium Project)	F-1/A	4/14/23	96.1
97	Recovery Policy				X
101.INS	Inline XBRL Instance Document				X
101.SCH	Inline XBRL Taxonomy Extension Schema Document				X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document				X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document				X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document				X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document				X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)				X

†	Indicates management contract or compensatory plan or arrangement

Some agreements filed as exhibits to this Annual Report contain representations and warranties that the parties thereto made to each other. These representations and warranties have been made solely for the benefit of the other parties to such agreements and may have been qualified by specific information that has been disclosed to the other parties to such agreements and that may not be reflected in such agreements. In addition, these representations and warranties may be intended as a way of allocating risks among parties if the statements contained therein prove to be incorrect, rather than as actual statements of fact. Accordingly, there can be no reliance on any such representations and warranties as characterizations of the actual state of facts. Moreover, information concerning the subject matter of any such representations and warranties may have changed since the date of such agreements.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Foremost Lithium Resource & Technology

By:	/s/ Jason Barnard	By:	/s/ Sead Hamzagic
Name: Jason Barnard		Name: Sead Hamzagic
Title: Chief Executive Officer		Title: Chief Financial Officer
(Principal Executive Officer)		(Principal Financial and Accounting Officer)

Date: June 28, 2024		Date: June 28, 2024

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

Consolidated Financial Statements

Expressed in Canadian Dollars

For the years ended March 31, 2024, 2023 and 2022

Corporate Head Office

250 – 750 West Pender

Vancouver, BC

V6C 2T7

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

(Expressed in Canadian Dollars)

March 31, 2024, 2023 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Foremost Lithium Resource & Technology Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Foremost Lithium Resource & Technology Ltd. (the Company) as of March 31, 2024, and the related consolidated statements of (loss) income and comprehensive (loss) income, of changes in shareholders’ equity, and of cash flows for the year ended March 31, 2024, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2024, and the results of its consolidated operations and its consolidated cash flows for the year ended March 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ MNP LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2023.

Vancouver, Canada

June 28, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Foremost Lithium Resource & Technology Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Foremost Lithium Resource & Technology Ltd. (the “Company”) as of March 31, 2023, and the related consolidated statements of income (loss) and comprehensive income (loss), cash flows, and changes in equity for the year ended March 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023, and the results of its operations and its cash flows for the year ended March 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The consolidated financial statements of the Company as of March 31, 2022 were audited by another auditor. As described in Note 1, the Company adjusted all shares and per share data in the periods presented for the July 2023 share consolidation. We audited the adjustments to retrospectively apply the effects of the share consolidation in the March 31, 2022 consolidated financial statements. However, we were not engaged to audit, review, or apply any procedures to the March 31, 2022 consolidated financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the March 31, 2022 consolidated financial statements taken as a whole.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has a deficit at March 31, 2023 of $17,869,111 and has suffered recurring losses from operations and has a net working capital deficiency in the amount of $2,117,473. These conditions cast significant doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2023.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

July 25, 2023 (July 31, 2023 as to respect of the share consolidation described in Note 1)

Crowe MacKay LLP 1100 – 1177 West Hastings Street Vancouver, BC V6E 4T5 Main +1 (604) 687-4511 Fax +1 (604) 687-5805 www.crowemackay.ca

Report of Independent Registered Public Accounting Firm (Withdrawal Pending)

To the Shareholders and the Board of Directors of Foremost Lithium Resources & Technologies Ltd. (Formerly Far Resources Ltd.)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Foremost Lithium Resource & Technology Ltd. and subsidiaries (Formerly Far Resources Ltd.) (the “Company”) as of March 31, 2022, the related consolidated statements of loss and comprehensive loss and cash flows and shareholders’ equity for the year then ended, and the related notes (collectively referred to as the “Consolidated Financial Statements”).

In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter Regarding Going Uncertainty

We draw attention to Note 1 to the Consolidated Financial Statements which describes the material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Basis for Opinion

These Consolidated Financial Statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) (Withdrawal Pending) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Basis of Opinion (continued)

Our audits included performing procedures to assess the risks of material misstatement of the Consolidated Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Consolidated Financial Statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Consolidated Financial Statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Crowe MacKay LLP

Chartered Professional Accountants

Vancouver, Canada

August 2, 2022

We have served as the Company’s auditor since 2011.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

As at March 31, 2024 and 2023

	March 31, 2024	March 31, 2023	March 31, 2022

ASSETS

Current
Cash	$998,262	$574,587	$235,455
Receivables	146,209	132,515	85,891
Prepaid expenses and deposits	340,742	56,710	55,948
Net investment in sublease	-	31,537	56,823
	1,485,213	795,349	434,117
Non-Current
Prepaid expenses and deposits	19,231	24,404	253,302
Long-term investment	-	2,900	8,000
Exploration and evaluation assets (Note 4)	15,094,413	12,477,791	7,191,122
Net investment in sublease	-	-	31,537
Total Assets	$16,598,857	$13,300,444	$7,918,078

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities (Notes 4, 5 and 9)	$1,582,188	$1,621,721	$1,032,492
Term loans payable (Note 6)	1,138,520	1,216,715	7,500
Lease obligation	-	34,386	61,954
Loans payable (Note 7)	-	40,000	-
Flow-through premium liability (Note 14)	11,666	-	-
	2,732,374	2,912,822	1,101,946
Non-Current
Loans payable (Note 7)	-	-	40,000
Derivative liability (Note 8)	656,946	-	-
Lease obligation – long-term	-	-	34,386
Total Liabilities	3,389,320	2,912,822	1,176,332

Shareholders' Equity
Capital stock (Note 8)	32,123,613	26,449,839	24,164,441
Subscriptions received (Note 14)	105,000	-	-
Reserves (Notes 8)	2,462,047	1,806,894	2,294,394
Deficit	(21,481,123)	(17,869,111)	(19,717,089)
Total Shareholders’ Equity	13,209,537	10,387,622	6,741,746

Total Liabilities and Shareholders’ Equity	$16,598,857	$13,300,444	$7,918,078

Nature and continuance of operations and going concern (Note 1)

Subsequent event (Note 14)

Approved and authorized on behalf of the Board on June 20, 2024:

(Signed) “Jason Barnard”	(Signed) “Andrew Lyons”
Jason Barnard, Director	Andrew Lyons, Director

The accompanying notes are an integral part of these consolidated financial statements.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income

For the years ended March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars, except for share and per share amounts)

	March 31, 2024	March 31, 2023	March 31, 2022

Expenses
Consulting (Note 9)	$120,801	$405,138	$219,743
Investor relations and promotion (Note 9)	851,614	157,983	267,376
Listing fee	54,184	-	-
Management and director fees (Note 9)	754,542	381,819	375,264
Office and miscellaneous	267,690	87,866	33,681
Property investigation costs	-	4,399	-
Professional fees	1,178,691	1,576,974	443,264
Share-based payments (Notes 8 and 9)	910,700	815,428	2,482,219
Transfer agent and filing fees	290,042	75,446	85,914
Travel	70,379	31,466	53,806

Loss before other items	(4,498,643)	(3,536,519)	(3,961,267)
Finance income on sublease	1,314	8,879	16,290
Foreign exchange loss	(35,996)	(29,423)	(5,734)
Change in fair value of derivatives (Note 8)	166,651	-	-
Gain on forgiveness of debt (Notes 5 and 7)	10,000	184,813	(93,658)
Gain on sublease	2,962	5,925	5,925
Gain on sale of property (Note 4)	-	3,500,000	-
Gain (loss) on long-term investment	671	(5,100)	-
Interest expense (Note 6)	(126,606)	(104,031)	(112,478)
Recovery of flow-through premium liability (Note 8)	8,477	977,534	-
Write-off of prepaid expenses	(1,000)	(48,000)	-
Write-off of short-term loans payable (Note 8)	-	2,500	-

Net (Loss) Income and Comprehensive (Loss) Income for the Year	$(4,472,170)	$956,578	$(4,150,922)

Basic (loss) earnings per common share	$(0.99)	$0.25	$(1.27)
Diluted (loss) earnings per common share	$(0.99)	$0.24	$(1.27)

Weighted average number of common shares outstanding - Basic	4,518,348	3,836,323	3,276,627
Dilutive effect - options	-	85,182	-
Dilutive effect - warrants	-	11,181	-

Weighted average number of common shares outstanding - Diluted	4,518,348	3,932,686	3,276,627

The accompanying notes are an integral part of these consolidated financial statements.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars, except for share and per share amounts)

For the years ended March 31, 2024, 2023 and 2022

	Number of Shares	Capital Stock	Subscriptions received in advance	Reserves	Deficit	Total Shareholders’ Equity

Balance, March 31, 2021	3,104,347	$20,169,728	$40,000	$1,140,567	$(15,600,786)	$5,749,509
Shares issued – exploration and evaluation assets (Notes 4 and 8)	16,194	94,963	-	-	-	94,963
Shares issued – private placement (Note 8)	87,966	592,365	-	-	-	592,365
Share issue costs – paid in cash (Note 8)	-	(1,785)	-	-	-	(1,785)
Shares issued – options exercised (Note 8)	186,700	1,611,848	-	(761,273)	-	850,575
Shares issued – warrants exercised (Note 8)	155,134	741,889	(40,000)	-	-	701,889
Shares issued – PSU redeemed (Note 8)	30,000	532,500	-	(532,500)	-	-
Shares issued – for debt	20,000	380,000	-	-	-	380,000
Shares issued – for services	8,178	42,933	-	-	-	42,933
Share-based payments (Note 9)	-	-	-	2,482,219	-	2,482,219
Transfer of cancelled/forfeited options	-	-	-	(34,619)	34,619	-
Loss for the year	-	-	-	-	(4,150,922)	(4,150,922)

Balance, March 31, 2022	3,608,519	24,164,441	-	2,294,394	(19,717,089)	6,741,746
Shares issued – exploration and evaluation assets (Notes 4 and 8)	17,595	152,454	-	-	-	152,454
Shares issued – private placement (Note 8)	97,753	1,661,807	-	-	-	1,661,807
Flow-through premium (Note 8)	-	(977,534)	-	-	-	(977,534)
Share issue costs – paid in cash (Note 8)	-	(99,624)	-	-	-	(99,624)
Share issue costs – agents warrants (Note 8)	-	(22,000)	-	22,000	-	-
Shares issued – options exercised (Note 8)	13,000	156,278	-	(78,528)	-	77,750
Shares issued – warrants exercised (Note 8)	212,750	1,059,017	-	-	-	1,059,017
Shares issued – PSU redeemed (Note 8)	20,000	355,000	-	(355,000)	-	-
Share-based payments (Note 9)	-	-	-	815,428	-	815,428
Transfer of cancelled/forfeited options	-	-	-	(891,400)	891,400	-
Income for the year	-	-	-	-	956,578	956,578

Balance, March 31, 2023	3,969,617	26,449,839	-	1,806,894	(17,869,111)	10,387,622
Shares issued – exploration and evaluation assets (Notes 4 and 8)	29,900	235,600	-	-	-	235,600
Shares issued – private placements (Note 8)	1,141,592	7,047,668	-	-	-	7,047,668
Warrant premium – on private placements (Note 8)	-	(377,911)	-	377,911	-	-
Flow-through premium – on private placements (Note 8)	-	(20,143)	-	-	-	(20,143)
Share issue costs – paid in cash (Note 8)	-	(480,415)	-	-	-	(480,415)
Finder fee warrants – on private placements (Note 8)	-	(280,100)	-	280,100	-	-
Derivative liability (Note 8)	-	(823,597)	-	-	-	(823,597)
Subscriptions received in advance (Note 14)	-	-	105,000	-	-	105,000
Shares issued – options exercised (Note 8)	36,000	184,800	-	(53,400)	-	131,400
Shares issued – for services (Note 8)	30,900	187,872	-	-	-	187,872
Share-based payments (Note 9)	-	-	-	910,700	-	910,700
Transfer of cancelled/forfeited options	-	-	-	(860,158)	860,158	-
Loss for the year	-	-	-	-	(4,472,170)	(4,472,170)

Balance, March 31, 2024	5,208,009	$32,123,613	$105,000	$2,462,047	$(21,481,123)	$13,209,537

The accompanying notes are an integral part of these consolidated financial statements.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

Consolidated Statements of Cash Flows

For the years ended March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

	March 31, 2024	March 31, 2023	March 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES

(Loss) Income and comprehensive (loss) income for the year	$(4,472,170)	$956,578	$(4,150,922)
Item not affecting cash:
Share-based payments	910,700	815,428	2,482,219
Interest expense	128,033	8,151	17,749
Gain on derivative liability	(166,651)	-	-
Gain on sale of property	-	(3,500,000)	-
Recovery of flow-through premium liability	(8,477)	(977,534)	-
Finance income on sublease	(1,314)	(8,879)	(16,290)
Gain on forgiveness of debt	(10,000)	(184,813)	93,658
Shares for services	-	-	42,933
(Gain) Loss on long-term investment	(671)	5,100	-
Write-off of prepaid expenses	-	48,000	-
Write-off of short-term loans payable	-	(2,500)	-
Changes in non-cash working capital items:
Receivables	(13,694)	(46,624)	(42,982)
Prepaid expenses and deposits	(278,859)	(762)	(229,222)
Accounts payable and accrued liabilities	148,339	411,746	400,388
Loan repayments	(30,000)	-	-
Net cash used in operating activities	(3,794,764)	(2,476,109)	(1,402,469)

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation acquisition costs	(198,829)	(294,962)	(220,029)
Exploration and evaluation expenditures	(2,382,193)	(4,368,564)	(871,379)
Exploration and evaluation recoveries	200,000	300,000	200,000
Receipt of sublease payments	32,851	65,702	65,702
Proceeds on sale of investment	3,571	-	-
Sale of property	-	3,500,000	-
Net cash used in investing activities	(2,344,600)	(797,824)	(825,706)

CASH FLOWS FROM FINANCING ACTIVITIES
Private placements	7,047,668	1,661,807	592,365
Share issue costs	(480,415)	(99,624)	(1,785)
Exercise of warrants	-	1,059,017	701,889
Exercise of options	131,400	77,750	850,575
Short-term loan received (repaid)	(204,801)	985,742	-
Repayment of lease obligations	(35,813)	(71,627)	(71,627)
Share subscriptions received in advance	105,000	-	-
Net cash provided by financing activities	6,563,039	3,613,065	2,071,417

Change in cash for the year	423,675	339,132	(156,758)
Cash, beginning of year	574,587	235,455	392,213
Cash, end of year	$998,262	$574,587	$235,455

Cash paid for interest	$102,090	$88,800	$-
Cash paid for tax	$-	$-	$-

SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
Notes to the Consolidated Financial Statements
March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Foremost Lithium Resource & Technology Ltd. (the "Company") which was incorporated under the laws of the Province of British Columbia, is a public company listed on the Canadian Securities Exchange (the “CSE”) and trades under the symbol FAT and on the NASDAQ Capital Market (“NASDAQ”) under the symbols MFST and FMSTW. The Company’s head office is located at 250 - 750 West Pender Street, Vancouver, BC, V6C 2T7.

On July 5, 2023, the Company consolidated its common shares on the basis of fifty (50) pre-consolidation common shares for one (1) post-consolidation common share. All shares, warrants and stock options in these consolidated financial statements are on post consolidated basis.

The Company is an exploration company focused on the identification and development of high potential mineral opportunities in stable jurisdictions.

Going concern of operations

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at March 31, 2024, the Company has had significant losses resulting in a deficit of $21,481,123 ( March 31, 2023 - $17,869,111; March 31, 2022 $19,717,089). As at March 31, 2024, the Company also had a working capital deficiency of $1,247,161 ( March 31, 2023 - $2,117,473; March 31, 2022 $667,829). In addition, the Company has not generated revenues from operations. The Company has financed its operations primarily through the issuance of common shares and short-term loans. The Company continues to seek capital through various means including the issuance of equity and/or debt. These material uncertainties cast substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. These consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. Any such adjustments may be material.

In order to continue as a going concern and to meet its corporate objectives, the Company will require additional financing through debt or equity issuances or other available means. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

Statement of compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The financial statements are presented in Canadian dollars, which is also the Company’s functional currency.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
Notes to the Consolidated Financial Statements
March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

2.	BASIS OF PRESENTATION

a)	Basis of measurement

They have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss or fair value through other comprehensive loss, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The policies applied in these consolidated financial statements are based on IFRS issued and effective as of March 31, 2024. The Board of Directors approved these consolidated financial statements for issue on June 20, 2024.

b)	Principles of consolidation

These consolidated financial statements include the financial statements of the Company and the entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All significant intercompany transactions and balances have been eliminated.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries listed in the following table:

	Country of Incorporation	Principal Activity

Sierra Gold & Silver Ltd	USA	Holding Company
Sequoia Gold & Silver Ltd.	Canada	Holding Company

i)	Due to Sequoia having no value as a Holding Company with no assets, liabilities or equity, the Company decided to dissolve Sequoia which occurred on June 26, 2023.

3.	MATERIAL ACCOUNTING POLICIES

Use of estimates and judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates.

Material accounting judgments and critical accounting estimates

Material accounting judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include, but are not Limited to, the following:

Exploration and evaluation assets

The Company makes certain estimates and assumptions regarding the recoverability of the carrying values of exploration and evaluation assets. These assumptions are changed when conditions exist that indicate the carrying value may be impaired, at which time an impairment loss is recorded.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
Notes to the Consolidated Financial Statements
March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

Decommissioning liabilities

The Company recognizes the liability for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of mineral properties, when those obligations result from the exploration or development of its properties. The Company assesses its provision for site reclamation on an ongoing basis. Significant estimates and assumptions are made in determining the provision for site reclamation, as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases as compared to inflation rates, and discount rates. Those uncertainties may result in future actual expenditures differing from the amounts currently provided.

Contingencies

Contingencies by their nature, will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

Going concern

The assumption that the Company will be able to continue as a going concern is subject to critical judgments of management with respect to assumptions surrounding the short and long-term operating budget, expected profitability, investing and financing activities, and management’s strategic planning. Should those judgments prove to be inaccurate, management’s continued use of the going concern assumption could be inappropriate.

Share-based payments

Share-based payments are subject to estimation of the value of the award at the date of grant using pricing models such as the Black-Scholes option valuation model. The option valuation model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options and because the subjective input assumptions can materially affect the calculated fair value, such value is subject to measurement uncertainty.

Income taxes

The determination of income tax is inherently complex and requires making certain estimates and assumptions about future events. While income tax filings are subject to audits and reassessments, the Company has adequately provided for all income tax obligations. However, changes in facts and circumstances as a result of income tax audits, reassessments, jurisprudence and any new legislation may result in an increase or decrease in our provision for income taxes. Management reassesses at reporting periods the likelihood of taxable income in future periods in order to determine whether to recognize any deferred tax assets.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
Notes to the Consolidated Financial Statements
March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICIES (Continued)

Foreign currency translation

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the functional currency of the entity at the exchange rate in existence at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated at the period end date exchange rates.

The functional currency of the parent entity and its subsidiaries is the Canadian dollar, which is also the presentation currency of the consolidated financial statements.

Financial instruments

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset.

The classification of debt instruments is driven by the business model for managing the financial assets, liabilities and their contractual cash flow characteristics. Debt instruments are measured at amortized cost if the business model is to hold the instrument for collection of contractual cash flows and those cash flows are solely principal and interest.

If the business model is not to hold the debt instrument, it is classified as fair value through profit or loss (“FVTPL”). Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payments of principal and interest.

The Company classifies its financial assets into one of the categories described below, depending on the purpose for which the asset was acquired. Management determines the classification of its financial assets at initial recognition.

Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL, and on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at fair value through other comprehensive income (“FVTOCI”).

FVTPL - Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statement of income (loss) and comprehensive income (loss). Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in the statement of income (loss) and comprehensive income (loss) in the period in which they arise. Derivatives are also categorized as FVTPL unless they are designated as hedges.

FVTOCI - Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently, they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment.

Financial assets at amortized cost - A financial asset is measured at amortized cost using the effective interest method if the objective of the business model is to hold the financial asset for the collection of contractual cash flows and the asset's contractual cash flows are comprised solely of payments of principal and interest. They are classified as current assets or noncurrent assets based on their maturity date and are initially recognized at fair value and subsequently carried at amortized cost less any impairment.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
Notes to the Consolidated Financial Statements
March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICIES (Continued)

Financial instruments (Continued)

The following table shows the classification and measurement of the Company’s financial instruments under IFRS 9:

Financial assets/liabilities	Classification and measurement

Cash	at amortized cost
Long-term investment	at FVTPL
Net investment in sublease	at amortized cost
Accounts payable and accrued liabilities	at amortized cost
Lease obligation	at amortized cost
Short-term loans payable	at amortized cost
Long-term loans payable	at FVTPL

Financial liabilities other than derivative liabilities are recognized initially at fair value and are subsequently stated at amortized cost. Transaction costs on financial assets and liabilities other than those classified at FVTPL are treated as part of the carrying value of the asset or liability. Transaction costs for assets and liabilities at FVTPL are expensed as incurred.

A financial asset is derecognized when the contractual right to the asset’s cash flows expire or if the Company transfers the financial asset and substantially all risks and rewards of ownership to another entity.

The Company derecognizes a financial liability when its obligations are discharged, cancelled or expired.

Impairment of financial assets at amortized cost

The Company recognizes the expected credit losses (“ECL”) model on a forward-looking basis on financial assets that are measured at amortized cost, contract assets and debt instruments carried at FVTOCI.

At each reporting date, the Company measures the ECL for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the ECL for the financial asset at an amount equal to twelve month expected credit losses. The Company applies the simplified method and measures a loss allowance equal to the lifetime expected credit losses for trade receivables.

The Company recognizes in profit and loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized. The loss allowance was $Nil as at March 31, 2024.

Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received, and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the period the expense costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, the cost of the asset is reduced by the amount of the grant and the grant is recognized as a reduced depreciation expense over the expected useful life of the asset.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
Notes to the Consolidated Financial Statements
March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICIES (Continued)

Mineral properties - exploration and evaluation assets

Pre-exploration costs

Pre-exploration costs are expensed in the year in which they are incurred.

Exploration and evaluation expenditures

Once the legal right to explore a property has been acquired, all costs related to the acquisition, exploration and evaluation of the property are capitalized. These direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors, and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur.

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off to profit or loss.

The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as “mines under construction”. Exploration and evaluation assets are tested for impairment before the assets are transferred to development properties.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to capitalized exploration costs.

Exploration and evaluation assets are classified as intangible assets.

The Company enters into farm-out arrangements, whereby the Company will transfer part of a mineral interest, as consideration, for an agreement by the transferee to meet certain exploration and evaluation expenditures which would have otherwise been undertaken by the Company. The Company does not record any expenditures made by the farmee on its behalf. Any cash or other consideration received from the agreement is credited against the costs previously capitalized to the mineral interest given up by the Company, with any excess consideration accounted for as a gain on disposal.

The Company accounts for mining tax credits as a reduction to capitalized exploration costs when there is reasonable assurance of receipt.

Provision for environmental rehabilitation

The Company recognizes liabilities for legal or constructive obligations associated with the retirement of exploration and evaluation assets and equipment. The net present value of future rehabilitation costs is capitalized to the related asset along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related assets with a corresponding entry to the rehabilitation provision.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
Notes to the Consolidated Financial Statements
March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICIES (Continued)

Mineral properties - exploration and evaluation assets (Continued)

Decommissioning obligations:

The Company’s activities may give rise to dismantling, decommissioning and site disturbance re-mediation activities. A provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

Decommissioning obligations are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the reporting date. Subsequent to the initial measurement, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance costs whereas increases due to changes in the estimated future cash flows are capitalized. Actual costs incurred upon settlement of the decommissioning obligations are charged against the provision to the extent the provision was established.

Impairment of non-financial assets

At the end of each reporting period the carrying amounts of the Company’s long-lived assets, including mineral property interests, are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
Notes to the Consolidated Financial Statements
March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICIES (Continued)

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affects neither accounting nor taxable loss, or differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the reporting date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For the year ended March 31, 2024, Nil (2023 – 141,118; 2022 – 239,300) stock options & performance stock options, Nil (2023 – 18,584; 2022 – 281,344) warrants and Nil (2023 - Nil; 2022 – 250,000) performance share units were not included in the calculation of dilutive earnings (loss) per share as their inclusion was anti-dilutive.

Basic income (loss) per share is calculated using the weighted average number of common shares outstanding during the year.

Share-based payments

The Company grants stock options to acquire common shares of the Company to directors, officers, employees and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes or provides services similar to those performed by an employee.

The fair value of stock options is measured on the date of grant, using the Black-Scholes option pricing model, and is recognized in share-based payment reserve over the vesting period. Consideration paid for the shares along with the fair value recorded in share-based payment reserve on the exercise of stock options is credited to capital stock. When vested options are cancelled, forfeited, or are not exercised by the expiry date, the amount previously recognized in share-based payment reserve is transferred to deficit. The Company estimates a forfeiture rate and adjusts the corresponding expense each period based on an updated forfeiture estimate.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received. Where the terms and conditions of options are modified, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period.

For performance share units and stock options with vesting containing a market condition, the grant date fair value is measured using the Monte Carlo model to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
Notes to the Consolidated Financial Statements
March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICIES (Continued)

Share-based payments (Continued)

The expense recognized for performance-based stock-based compensation instruments is based on an estimation of the probability of achieving the market condition and the timing of the achieving of the market condition, which involves significant judgement. The fair value is recognized straight line over the life of the performance share units or stock options which vest based on a market condition. Upon achieving a market condition, the awards shall vest and any unvested fair value related to the vested awards will be accelerated and recognized.

Share issue costs

Share issue costs are deferred and charged directly to capital stock on completion of the related financing. If the financing is not completed, share issue costs are charged to operations. Costs directly identifiable with the raising of capital will be charged against the related capital stock.

Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. Any fair value attributed to the warrants is recorded as reserves.

Flow-through shares

Canadian Income Tax legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures. The Company accounts for flow-through shares whereby the premium paid for the flow-through shares in excess of the market value of the shares without flow-through features at the time of issue is credited to other liabilities and included in profit or loss at the same time the qualifying expenditures are made.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period under the regular method. Under the “Look-back” rule, the proceeds that were received in the year and not spent by December 31 of the same year were renounced under the “Look-back” rule and need to be spent by December 31 of the following year.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the “Look-back” Rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as a financial expense until paid.

New accounting standards issued and effective

A number of new standards, and amendments to standards and interpretations, are not effective and have not been early adopted in preparing these consolidated financial statements. The following accounting standards and amendments are effective for reporting periods beginning on or after January 1, 2024:

Classification of Liabilities as Current or Non-current (Amendments to IAS 1) - The amendments to IAS1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date.

The adoption of this new accounting standard is not expected to have a material impact on the Company’s consolidated financial statements.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
Notes to the Consolidated Financial Statements
March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

4.	EXPLORATION AND EVALUATION ASSETS

During the years ended March 31, 2024 and 2023, the following expenditures were incurred on the exploration and evaluation of the Company’s assets:

	Zoro Property	Grass River Property	Peg North Property	Winston Property	Jean Lake Property	Jol Lithium Property	Lac Simard Property	Total

Acquisition costs
Balance, March 31, 2023	$1,909,407	$43,500	$200,000	$1,334,548	$150,000	$10,454	$-	$3,647,909
Cash	-	1,755	100,000	4,245	50,000	1,276	41,553	198,829
Shares	-	-	100,000	-	50,000	-	85,600	235,600
Balance, March 31, 2024	1,909,407	45,255	400,000	1,338,793	250,000	11,730	127,153	4,082,338

Exploration costs
Balance, March 31, 2023	4,653,559	596,124	660,472	371,909	2,509,453	38,365	-	8,829,882
Assay	-	-	15,188	-	2,669	-	-	17,857
Geological, consulting, and Other	1,898,973	83,892	173,746	47,324	152,901	7,500	-	2,364,336
Exploration cost recovery	-	-	-	-	(200,000)	-	-	(200,000)
Balance, March 31, 2024	6,552,532	680,016	849,406	419,233	2,465,023	45,865	-	11,012,075

Total Balance – March 31, 2024	$8,461,939	$725,271	$1,249,406	$1,758,026	$2,715,023	$57,595	$127,153	$15,094,413

	Zoro Property	Grass River Property	Peg North Property	Winston Property	Jean Lake Property	Jol Lithium Property	Lac Simard Property	Total

Acquisition costs
Balance, March 31, 2022	$1,909,407	$40,500	$-	$1,200,586	$50,000	$-	$-	$3,200,493
Cash	-	3,000	100,000	133,962	50,000	8,000	-	294,962
Shares	-	-	100,000	-	50,000	2,454	-	152,454
Balance, March 31, 2023	1,909,407	43,500	200,000	1,334,548	150,000	10,454	-	3,647,909

Exploration costs
Balance, March 31, 2022	3,402,511	-	-	244,216	343,902	-	-	3,990,629
Assay	805	-	-	-	496	-	-	1,301
Drilling	29,084	-	-	-	-	-	-	29,084
Geological, consulting, and Other	780,155	412,874	498,213	127,693	1,397,541	38,365	-	3,254,841
Helicopter	441,004	183,250	162,259	-	1,067,514	-	-	1,854,027
Exploration cost recovery	-	-	-	-	(300,000)	-	-	(300,000)
Balance, March 31, 2023	4,653,559	596,124	660,472	371,909	2,509,453	38,365	-	8,829,882

Total Balance – March 31, 2023	$6,562,966	$639,624	$860,472	$1,706,457	$2,659,453	$48,819	$-	$12,477,791

	Zoro Property	Grass River Property	Peg North Property	Winston Property	Jean Lake Property	Jol Lithium Property	Lac Simard Property	Total

Acquisition costs
Balance, March 31, 2021	$1,764,444	$-	$-	$1,121,057	$-	$-	$-	$2,885,501
Cash	75,000	40,500	-	79,529	25,000	-	-	220,029
Shares	69,963	-	-	-	25,000	-	-	94,963
Balance, March 31, 2022	1,909,407	40,500	-	1,200,586	50,000	-	-	3,200,493

Exploration costs
Balance, March 31, 2021	3,203,419	-	-	174,732	-	-	-	3,378,151
Assay	1,216	-	-	4,712	-	-	-	5,928
Drilling	150,633	-	-	-	-	-	-	150,633
Geological, consulting, and Other	47,243	-	-	64,772	268,512	-	-	380,527
Helicopter	-	-	-	-	275,390	-	-	275,390
Exploration cost recovery	-	-	-	-	(200,000)	-	-	(200,000)
Balance, March 31, 2022	3,402,511	-	-	244,216	343,902	-	-	3,990,629

Total Balance – March 31, 2022	$5,311,918	$40,500	$-	$1,444,802	$393,902	$-	$-	$7,191,122

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
Notes to the Consolidated Financial Statements
March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

4.	EXPLORATION AND EVALUATION ASSETS (Continued)

Zoro Property

Zoro I Agreement

On April 28, 2017, the Company earned a 100% interest in the Zoro I Claim in the Snow Lake area in Manitoba by paying a total of $150,000 in cash and by issuing 140,000 common shares (valued at $635,000).

In addition, during the year ended March 31, 2017, the Company issued 20,000 common shares to an arm’s length party at a fair value of $135,000 as a finder’s fee on the Zoro I Claim option agreement.

Strider Agreement

On August 19, 2019 the Company earned a 100% interest in and to all lithium-bearing pegmatites and lithium related minerals in the Zoro North property located near Snow Lake, Manitoba, subject to a 2% net smelter return royalty (“NSR”), by paying a total of $250,000 in cash, by issuing $250,000 in shares (52,656 shares issued) and by incurring $1,000,000 in exploration expenditures.

The Company can acquire an undivided 50% interest in the NSR, being one-half of the NSR or a 1% NSR, by making a $1,000,000 cash payment, together with all accrued but unpaid NSR at the time, prior to the commencement of commercial production on this property.

During the option period, the Company will be solely responsible for carrying out and administering all exploration, development and mining work on the property and for maintaining the property in good standing.

Green Bay Agreement

On September 13, 2019, the Company earned a 100% interest in and to all lithium-bearing pegmatites and lithium related minerals in the Green Bay Claims in Manitoba by paying $250,000 in cash and by issuing $250,000 in shares (54,494 shares issued).

The property is subject to a 2% NSR. The Company can acquire an undivided 50% interest in the NSR, being one-half of the NSR or a 1% NSR, from Strider Resources Limited (“Strider”), by making a $1,000,000 cash payment to Strider, together with all accrued but unpaid NSR at the time, prior to the commencement of commercial production on the property.

During the option period, the Company is responsible for carrying out and administering all exploration, development and mining work on the property and for maintaining the property in good standing.

Grass River Property

During the year ended March 31, 2022, the Company staked claims on the Grass River Property in the Snow Lake area of Manitoba for $40,500. During the year ended March 31, 2023, the Company staked additional claims on the Grass River Property for $3,000. During the year ended March 31, 2024, the Company staked additional claims on the Grass River Property for $1,755.

Peg North Property

During the year ended March 31, 2023, the Company entered into an option agreement to acquire a 100% interest in the Peg North claims located in the Snow Lake mining district in Manitoba upon completion of the following:

a)	cash payments of $750,000 as follows:
i)	a cash payment of $100,000 on or before June 23, 2022 (paid);
ii)	a cash payment of $100,000 on or before June 28, 2023 (paid);
iii)	a cash payment of $100,000 on or before June 28, 2024 (paid on June 11, 2024);
iv)	a cash payment of $150,000 on or before June 28, 2025;
v)	a cash payment of $150,000 on or before June 28 2026;
vi)	a cash payment of $150,000 on or before June 28, 2027; and

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
Notes to the Consolidated Financial Statements
March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

4.	EXPLORATION AND EVALUATION ASSETS (Continued)

Peg North Property (Continued)

b)	the issuance of $750,000 in shares of the Company as follows:
ii)	the issuance of $100,000 in common shares on or before June 23, 2022 (issued 10,526 shares);
iii)	the issuance of $100,000 in common shares on or before June 9, 2023 (issued 13,072 shares);
iv)	the issuance of $100,000 in common shares on or before June 28, 2024 (issued 28,818 shares June 12, 2024);
v)	the issuance of $150,000 in common shares on or before June 28, 2025;
vi)	the issuance of $150,000 in common shares on or before June 28, 2026;
vii)	the issuance of $150,000 in common shares on or before June 28, 2027; and

c)	Incurring exploration expenditures totaling $3,000,000 (incurred $849,406 as at March 31, 2024; incurring $660,427 as at March 31, 2023) due on or before June 9, 2027.

The property is subject to a 2% NSR. Pursuant to a second agreement entered into during the year ended March 31, 2023, the Company can make a one-time $1,500,000 payment to repurchase 1% of the NSR once the 100% interest has been earned.

Hidden Lake Property

During the year ended March 31, 2023, the Company sold its 60% interest in the Hidden Lake Project in Yellowknife, NWT for $3,500,000, which was previously written off resulting in a gain on sale of property of $3,500,000.

Winston Property

In October 2014, the Company entered into an option agreement with Redline Minerals Inc. and its US subsidiaries (collectively, the “Optionors”) to acquire up to an 80% interest in 102 unpatented lode mining claims in the Winston Property, in addition to the four Little Granite Gold Claims (“Little Granite”) and Ivanhoe and Emporia claims (“Ivanhoe/Emporia”). In April 2017, the Company, through its US subsidiary Sierra Gold & Silver Ltd., entered into a definitive purchase agreement with the Optionors to acquire all of the Optionors’ rights, title and interest in and to the Winston Property. The terms of this agreement closed on May 17, 2017, thereby extinguishing any remaining obligations to Redline Minerals Inc. and its US subsidiaries. For total consideration of the Little Granite and Ivanhoe/Emporia, the Company paid the Optionors $240,000 CND and issued 88,000 Common Shares valued at $341,500.

Ivanhoe/Emporia claims

In accordance with the terms and conditions of the underlying Ivanhoe/Emporia purchase agreement, the Optionors agreed to sell and convey Ivanhoe/Emporia Claims for the purchase price of $500,000 USD of which US$361,375 remained due owing to the Robert Howe Educational Trust (“RHET”) upon closing on May 17, 2017.  The Buyer agreed to pay RHET a monthly a royalty equal to the greater of the Minimum Monthly Royalty or Production Royalty determined in accordance with the following table:

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
Notes to the Consolidated Financial Statements
March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

4.	EXPLORATION AND EVALUATION ASSETS (Continued)

Winston Property (Continued)

Ivanhoe / Emporia – Royalty Schedule
Monthly Average Silver Price/Oz	Minimum Monthly Royalty	Production Royalty %
Less than $5,00	$125	3%
$5.00 ~ $6.99	$250	4%
$7.00 ~ $8.99	$500	5%
$9.00 ~ $10.99	$1,000	6%
$11.00 ~ $14.99	$1,500	7%
$15.00 or greater	$2,000	8%

All royalty payments made to RHET under the Minimum Monthly Royalty or Production Royalty of the agreement will be credited upon the purchase price. As of March 31, 2024, past payments totaling $201,535 USD have been applied against the $500,000 USD purchase price. The remaining purchase price of $298,465 USD may be satisfied in the form of ongoing advance royalty payments or lump-sum payment to finalize the property purchase. The accrued minimum monthly royalty payments outstanding as of March 31, 2024, totals US$222,975 ( March 31, 2023 - US$231,125: March 31, 2022 – US$207,125). Only the permanent production royalty of 2% of NSR on all ore mined on the Ivanhoe and Emporia lode claims, will remain as an encumbrance after the property has been purchased.

Little Granite Claims

In accordance with the terms and conditions of the underlying Little Granite purchase agreement, the Optionors agreed to sell and convey Little Granite for the purchase price of $500,000 USD of which US$434,000 remained due, owing to the Silver Rose Corporation (“Silver Rose”) upon closing on May 17, 2017.  In October 2022, we successfully negotiated the final cash payment required to exercise its option on these Claims down to $75,000 USD, through the issuance a non-interest-bearing promissory note to the arm’s length vendor during the year ended March 31, 2023. The promissory note was due on October 15, 2023, and was fully paid during the year ended March 31, 2024. The Little Granite Property was acquired for an aggregate consideration of $186,000 USD, versus aggregate consideration of $434,000 USD under the original terms.  There are no encumbrances on the 4 unpatented Little Granite lode claims.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
Notes to the Consolidated Financial Statements
March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

4.	EXPLORATION AND EVALUATION ASSETS (Continued)

Jean Lake Property

On July 30, 2021, the Company entered into an option agreement with Mount Morgan Resources Ltd. to acquire a 100% interest in the Jean Lake lithium-gold project located in Manitoba.

The option agreement provides that in order for the Company to earn a 100% interest in the project it is required to make the following cash payments and share issuances to Mount Morgan Resources Ltd. and incur the following project exploration expenditures as follows:

a)	pay $25,000 in cash (paid) and issue common shares of the Company having a value of $25,000 (5,000 shares issued) on or before August 1, 2021;
b)	pay $50,000 in cash (paid), issue $50,000 in common shares (6,704 shares issued) and incur $50,000 in exploration expenditures (incurred) on or before July 30, 2022;
c)	pay $50,000 in cash (paid), issue $50,000 in common shares (6,128 shares issued) and incur $100,000 (accumulated) in exploration expenditures (incurred) by July 30, 2023;
d)	pay $50,000 in cash, issue $50,000 in common shares and incur $150,000 (accumulated) in exploration expenditures (incurred) by July 30, 2024; and
e)	pay $75,000 in cash, issue $75,000 in common shares and incur $200,000 (accumulated) in exploration expenditures (incurred) by July 30, 2025.

Once the Company earns the interest, the Company will grant a 2% NSR to Mount Morgan Resources Ltd. The NSR may be reduced to 1% by the Company’s payment of $1,000,000 to the NSR holder.

During the year ended March 31, 2022, the Company entered into an agreement with the Manitoba Government to receive a grant of $300,000 for exploration work on the Jean Lake and Zoro Lithium properties and received $200,000 during the year ended March 31, 2022, and $100,000 during the year ended March 31, 2023.

During the year ended March 31, 2023, the Company entered into an agreement with the Manitoba Government to receive a grant of $300,000 for exploration work on the Jean Lake and Zoro Lithium properties and received $200,000 during the year ended March 31, 2023. The remaining $100,000 was received during the year ended March 31, 2024. During the year ended March 31, 2024, the Company entered into an agreement with the Manitoba Government to receive a grant of $300,000 for exploration work on the Jean Lake and Zoro Lithium properties and received $100,000 during the year ended March 31, 2024. The remaining $200,000 was received subsequent to the year ended March 31, 2024.

Lac Simard Property

During the year ended March 31, 2024, the Company entered into an agreement, and earned a 100% interest in, the Lac Simard South property located in Quebec by paying US$35,000 (CAD$41,533) (paid) and issuing 10,700 common shares (issued and valued at $85,600). The Company also has additional mineral claims within the area of this property.

Jol Lithium Property

During the year ended March 31, 2023, the Company entered into an agreement and acquired a 100% interest in the MB3530 claim located in the Snow Lake area of Manitoba. To earn the interest, the Company paid $8,000 and issued $2,454 in shares (364 shares issued). During the year, the Company incurred $1,276 in filing of claim fees. The property is subject to a 2% NSR.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
Notes to the Consolidated Financial Statements
March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

5.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payables and accrued liabilities for the Company are broken down as follows:

	March 31, 2024	March 31, 2023	March 31, 2022

Trade payables	$1,101,757	$884,741	$603,002
Advance royalty payable	301,967	313,001	261,685
Accrued liabilities	91,484	311,004	68,778
Due to related parties (Note 9)	86,980	112,975	99,027

Trade payables	$1,582,188	$1,621,721	$1,032,492

During the year ended March 31, 2023, the Company wrote-off $Nil (2023 - $184,813; 2022 - $NIL) of accounts payable resulting in a gain on forgiveness of debt of $Nil (2023 - $184,813; 2022 – $Nil).   In addition, during the year ended March 31, 2024, the Company recorded a $Nil (2023 - $Nil; 2022 - $93,658 loss on forgiveness of debt, by issuing 20,000 common shares valued at $380,000 to settle $279,644 of debt with a non-related party and recorded $100,356 as loss on the settlement and a gain on forgiveness of debt in the amount of $6,668).

6.	TERM LOANS PAYABLE

	March 31, 2024	March 31, 2023	March 31, 2022

Loan payable on demand, unsecured with no interest and no fixed term	$-	$-	$2,500
Loan payable on demand, unsecured with 10% interest per annum and no fixed term	5,000	5,000	5,000
Loan payable on May 10, 2024, secured, with 11.35% interest per annum	1,133,520	1,143,998	-
US $50,000 promissory note, repaid during the current period	-	67,717	-

Total payable	$1,138,520	1,216,715	7,500
Short-term portion	1,138,520	1,216,715	7,500

During the year ended March 31, 2023, the Company entered into a loan agreement with a related party to borrow $1,145,520, inclusive of a prior advance of $145,520 (collectively, the “Loan”), included in short-term loans payable, with Jason Barnard, CEO, and Christina Barnard, COO, of the Company.  The Loan accrues interest at a rate of 11.35% (amended on May 1, 2023 from 8.35%), payable monthly, and matures on May 10, 2025 (amended on May 1, 2023 from May 10, 2023 to May 10, 2024, and then further amended on April 26, 2024 from May 10, 2024 to May 10, 2025). The Loan is secured against all of the assets of the Company. The Company incurred and paid an aggregate of $126,606 (2023 - $88,000; 2022 - $NIL) in interest on the Loan during the year ended March 31, 2024.  During the year ended March 31, 2023, the Company wrote off a loan of $2,500.

7.	LOANS PAYABLE

During the year ended March 31, 2021, the Company received a loan of $40,000 from the Canada Emergency Business Account to provide emergency support to businesses due to the impact of COVID-19. The loan is non-interest bearing until December 31, 2023, after which it will incur interest at 5% per annum. During the year ended March 31, 2024, the Company repaid $30,000 and recorded the remaining $10,000 as gain on forgiveness of debt in the Consolidated Statements of Loss and Comprehensive Loss as the balance was forgiven.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
Notes to the Consolidated Financial Statements
March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

8.	CAPITAL STOCK AND RESERVES

Authorized capital stock

Unlimited number of common shares without par value

Issued capital stock

All issued shares are fully paid.

During the year ended March 31, 2024, the Company:

a)

closed an underwritten public offering in the United States (the “Offering”). The Company sold 800,000 units, each consisting of one common share and one warrant to purchase one common share, at a public offering price of $6.77 (USD $5.00) per unit. The warrants are exercisable into common shares at a price of USD $6.25 for five years. As the warrants are denominated in a currency other than the functional currency, the Company recognized a derivative liability valued at $823,597 associated with the warrants. As at March 31, 2024, the Company revalued the derivative liability at $656,946 resulting in an unrealized gain on change in fair value of warrants of $166,651 through profit or loss for the period ended March 31, 2024. It was estimated using a Level 1 fair value measurement. The aggregate gross proceeds to the Company from the Offering were $5,418,400 (USD $4,000,000), before deducting underwriting discounts of $387,416 (USD $286,000) and offering expenses. The Company also issued 40,000 underwriter’s warrants (valued at $270,400). All securities issued are free from any resale restrictions under applicable Canadian and United States securities laws. The common shares and unit warrants sold in the Offering began trading on NASDAQ under the symbols FMST and FMSTW, respectively, on August 22, 2023;

b)

closed Tranche 1 of 2 (see Note 14) on a non-brokered private placement issuing 188,651 flow-through units consisting of one flow-through common share and one non-flow-through share purchase warrant at $5.88 per unit for gross proceeds of $1,109,268 and 152,941 non-flow-through units consisting of one non-flow-through common share and one non-flow-through share purchase warrant at $3.40 per unit for gross proceeds of $520,000. The warrants are exercisable into common shares at a price of $4.00 until March 13, 2026. The Warrants will be subject to an accelerated expiry, if, at any time following the date of issuance, the volume weighted average trading price of the Shares on the Canadian Securities Exchange is or exceeds $6.00 for any 14 consecutive trading days, the Company may elect to accelerate the expiry date of the Warrants and NFT Warrants by giving notice to the holders, by way of a news release, that the Warrants and NFT Warrants will expire 30 calendar days following the date of such notice. In connection with the first tranche closing, cash finder’s fees of $11,134 were paid on the financings and the Company issued 3,274 share purchase finders warrants (valued at $9,700). Each Finder's warrant entitles the holder to purchase one common share at a price of $3.40 for a two-year period. All of the securities issued under the first tranche of the Offering will be subject to a hold period of four months and one day from the date of issuance expiring on July 14, 2024. A value of $20,143 was attributed to the flow-through premium liability and $377,911 was allocated to reserves in connection with the financing. The Company is committed to incur a total of $1,109,268 of qualifying Canadian Exploration Expenses (“CEE”) on or before December 31, 2025. As at March 31, 2024 the Company has spent $852,045 of qualifying CEE.

c)	issued 10,700 common shares at a value of $85,600 as part of the acquisition payments for the Lac Simard South option agreement (see Note 6);
d)	issued 13,072 common shares at a value of $100,000 as part of the acquisition payments for the Peg North option agreement (see Note 6);
e)	issued 6,128 common shares at a value of $50,000 as part of the acquisition payments for the Jean Lake option agreement (see Note 6);
f)	issued 30,900 common shares at a value of $187,872 to a non-related consulting firm for services; and
g)

issued 36,000 common shares upon exercise of options for gross proceeds of $131,400, resulting in a reallocation of share-based reserves of $53,400 from reserves to share capital. The weighted average share price on the date of the option exercises was $4.95.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
Notes to the Consolidated Financial Statements
March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

8.	CAPITAL STOCK AND RESERVES (Continued)

During the year ended March 31, 2023, the Company:

a)	issued 13,000 common shares upon exercise of options for gross proceeds of $77,750, resulting in a reallocation of share-based reserves of $78,528 from reserves to share capital.
b)	issued 212,750 common shares upon exercise of warrants for gross proceeds of $1,059,017.
c)	issued 10,526 common shares at a value of $100,000 as part of the acquisition payments for the Peg North Option Agreement (see Note 6).
d)	issued 364 common shares at a value of $2,454 as part of the acquisition payments for the Jol Lithium Option Agreement (see Note 6).
e)

closed a non-brokered private placement of 97,753 flow-through common shares at $17.00 per common shares for gross proceeds of $1,661,807. Cash finder’s fees of $99,624 were paid on the financings and the Company issued 5,765 share purchase finders warrants (valued at $22,000). Each finders warrant entitles the holder to purchase one common share at a price of $10.00 for a two-year period. A value of $977,534 was attributed to the flow-through premium liability in connection with the financing. As at March 31, 2023, the Company has fulfilled $1,661,807 of the flow-through exploration commitments.

f)	issued 6,705 common shares at a value of $50,000 as part of the acquisition payments for the Jean Lake Option Agreement (see Note 6).
g)	issued 20,000 common shares valued at $355,000 pursuant to a PSU redemption to a related party.

During the year ended March 31, 2022, the Company:

a)	issued 186,700 common shares upon exercise of options for gross proceeds of $850,575. The weighted average share price on the date of the option exercises was $12.
b)	issued 155,134 common shares upon exercise of warrants for gross proceeds of $741,889.
c)

closed a non-brokered private placement of 40,166 units at $8.50 per unit for gross proceeds of $341,415. Each unit consists of one common share and one share purchase warrant. The warrant entitles the holder to purchase one additional common share for a period of 18 months at a price of $12.50 per share.

d)	issued 5,000 common shares at a value of $25,000 as part of the acquisition payments for the Jean Lake Option Agreement (see Note 6).
e)	issued 11,194 common shares at a value of $69,963 as part of the acquisition payments for the Strider Agreement (see Note 6).
f)

closed a non-brokered private placement of 47,800 units at $5.25 per unit for gross proceeds of $250,950. Each unit consists of one common share and one share purchase warrant. The warrant entitles the holder to purchase one additional common share for a period of 24 months at a price of $6.50 per share.

g)	issued 8,178 common shares valued at $42,933 to settle $42,933 of services with a non-related party.
h)	issued 20,000 common shares valued at $380,000 to settle $279,644 of debt with a non-related party and recorded $100,356 as loss on the settlement.
i)	issued 30,000 common shares valued at $532,500 pursuant to a PSU redemption to a related party.

Stock options:

The Company’s Stock Option plan allows for the Board to grant stock options to Executives Officers, Directors, employees and consultants up to 10% of the issued and outstanding common stock of the Company.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
Notes to the Consolidated Financial Statements
March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

8.	CAPITAL STOCK AND RESERVES (Continued)

Stock options: (Continued)

During the year ended March 31, 2024, the Company:

a)	granted a stock options for 17,500 shares to a consultant of the Company. The option is exercisable at $5.65 per share for three years with an estimated fair value of $60,200 and vests immediately;
b)

granted stock options for an aggregate of 40,000 shares to directors and a consultant of the Company. The options are exercisable at $6.60 per share for three years with an estimated fair value of $173,500 and vest immediately;

c)

granted stock options for an aggregate of 85,000 shares to officers of the Company. The options are exercisable at $6.60 per share for five years with an estimated fair value of $445,500 and vest immediately;

d)	granted a stock option for 36,000 shares to a consultant of the Company. The option is exercisable at $3.65 per share for one year with an estimated fair value of $53,400 and vests immediately;
e)	granted a stock option for 20,000 shares to a director of the Company. The option is exercisable at $5.47 per share for three years with an estimated fair value of $75,500 and vests immediately;
f)	granted a stock option for 20,000 shares to an officer of the Company. The option is exercisable at $3.98 per share for five years with an estimated fair value of $66,600 and vests immediately;
g)	granted a stock option for 20,000 shares to a consultant of the Company. The option is exercisable at $3.30 per share for two years with an estimated fair value of $66,600 and vests immediately;
h)	had 36,000 stock options exercised by issuing 36,000 shares for proceeds of $131,400; and
i)	had 80,300 stock options that expired or were forfeited, resulting in a reallocation of share-based reserves of $891,400 from reserves to deficit $860,158 from reserves to deficit.

During the year ended March 31, 2023, the Company:

a)	granted a stock option for 20,000 shares to a consultant of the Company. The option is exercisable at $12.75 per share for three years with an estimated fair value of $198,300 and vests immediately;
b)	granted a stock option for 8,000 shares to a consultant of the Company. The option is exercisable at $13.75 per share for three years with an estimated fair value of $83,200 and vests immediately;
c)	granted a stock option for 62,000 shares to a consultant of the Company. The option is exercisable at $9.00 per share for three years with an estimated fair value of $395,600 and vests immediately;
d)	granted stock options for 31,000 shares to a consultant of the Company. The options are exercisable at $9.50 per share for two years with an estimated fair value of $208,600 and vest immediately;
e)	had 13,000 stock options exercised by issuing 13,000 shares for proceeds of $77,750; and.
f)	had 121,000 stock options that expired or were forfeited, resulting in a reallocation of share-based reserves of $891,400 from reserves to deficit.

During the year ended March 31, 2022, the Company:

a)	granted 5,000 stock options to consultants of the Company. The options are exercisable at $5.25 per option for five years with an estimated fair value of $21,500 and vest immediately.
b)	granted 10,000 stock options to consultants of the Company. The options are exercisable at $7.50 per option for five years with an estimated fair value of $66,100 and vest immediately.
c)	granted 6,000 stock options to consultants of the Company. The options are exercisable at $12.50 per option for five years with an estimated fair value of $61,600 and vest immediately.
d)	reinstated 4,000 options previously forfeited.
e)	granted 110,000 stock options to consultants of the Company. The options are exercisable at $14.25 per option for one year with an estimated fair value of $666,100 and vest immediately.
f)	granted 10,000 stock options to a consultant of the Company. The options are exercisable at $20.50 per option for five years with an estimated fair value of $163,700 and vest immediately.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
Notes to the Consolidated Financial Statements
March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

8.	CAPITAL STOCK AND RESERVES (Continued)

Stock options: (Continued)

g)	granted 20,000 stock options to a consultant of the Company. The options are exercisable at $17.50 per option for five years with an estimated fair value of $285,300 and vest immediately.
h)	granted 15,000 stock options to a consultant of the Company. The options are exercisable at $16.50 per option for two years with an estimated fair value of $150,400 and vest immediately.
i)

granted 4,000 stock options to a consultant of the Company. The options are exercisable at $15.50 per option for three years with an estimated fair value of $46,600 and will vest 100% on December 8, 2022. For the year ended March 31, 2022, the Company recorded $3,897 as share-based compensation. For the year ended March 31, 2023, the Company recorded $42,702 as share-based compensation.

Stock option transactions for the year ended March 31, 2024, are summarized as follows:

Expiry Date	Exercise Price	Balance March 31, 2023	Granted	Exercised	Forfeited / Expired	Balance March 31, 2024	Exercisable

March 1, 2024	$16.50	15,000	-	-	(15,000)	-	-
November 14, 2024	$3.65	-	36,000	(36,000)	-	-	-
March 8, 2025	$15.50	4,000	-	-	-	4,000	4,000
September 2, 2025	$12.75	20,000	-	-	-	20,000	20,000
September 6, 2025	$13.75	8,000	-	-	-	8,000	8,000
November 20, 2025	$4.00	6,000	-	-	-	6,000	6,000
December 2, 2025	$9.00	62,000	-	-	-	62,000	62,000
December 13, 2025	$9.50	31,000	-	-	(10,000)	21,000	21,000
January 15, 2026	$7.25	35,300	-	-	(35,300)	-	-
March 26, 2026	$3.30	-	20,000	-	-	20,000	20,000
August 25, 2026	$5.65	-	17,500	-	-	17,500	17,500
September 6, 2026	$6.60	-	40,000	-	-	40,000	40,000
November 1, 2026	$7.50	10,000	-	-	-	10,000	10,000
December 4, 2026	$5.47	-	20,000	-	-	20,000	20,000
February 16, 2027	$17.50	20,000	-	-	(20,000)	-	-
September 6, 2028	$6.60	-	85,000	-	-	85,000	85,000
February 15, 2029	$3.98	-	20,000	-	-	20,000	20,000
	$-	-	-	-	-	-	-

Total		211,300	238,500	(36,000)	(80,300)	383,800	383,800

Weighted average exercise price		$10.81	$5.87	$3.65	$9.95	$7.38	$7.38

Weighted average remaining life (years)		$2.57				2.61

The average market price of the 36,000 options exercised was $4.95 per share.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
Notes to the Consolidated Financial Statements
March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

8.	CAPITAL STOCK AND RESERVES (Continued)

Stock options (Continued):

Stock option transactions for the year ended March 31, 2023, are summarized as follows:

Expiry Date	Exercise Price	Balance March 31, 2022	Granted	Exercised	Forfeited / Expired	Balance March 31, 2023	Exercisable

January 4, 2023	$14.25	105,000	-	-	(105,000)	-	-
March 1, 2024	$16.50	15,000	-	-	-	15,000	15,000
March 8, 2025	$15.50	4,000	-	-	-	4,000	4,000
September 2, 2025	$12.75	-	20,000	-	-	20,000	20,000
September 6, 2025	$13.75	-	8,000	-	-	8,000	8,000
November 20, 2025	$4.00	8,000	-	(2,000)	-	6,000	6,000
December 2, 2025	$9.00	-	62,000	-	-	62,000	62,000
December 13, 2025	$9.50	-	31,000	-	-	31,000	31,000
January 15, 2026	$7.25	41,300	-	(6,000)	-	35,300	35,300
October 21, 2026	$5.25	5,000	-	(5,000)	-	-	-
November 1, 2026	$7.50	10,000	-	-	-	10,000	10,000
December 3, 2026	$12.50	6,000	-	-	(6,000)	-	-
January 17, 2027	$20.50	10,000	-	-	(10,000)	-	-
February 16, 2027	$17.50	20,000	-	-	-	20,000	20,000

Total		224,300	121,000	(13,000)	(121,000)	211,300	211,300

Weighted average exercise price		$12.79	$10.06	$5.98	$14.67	$10.81	$10.81

Weighted average remaining life (years)		$2.45				2.57

Stock option transactions for the year ended March 31, 2022, are summarized as follows:

Expiry Date	Exercise Price	Balance March 31, 2021	Granted	Exercised	Forfeited / Expired	Balance March 31, 2022	Exercisable

June 27, 2021	$5.00	5,000	-	-	(5,000)	-	-
January 4, 2023	$14.25	-	110,000	(5,000)	-	105,000	105,000
January 17, 2024	$6.00	-	4,000	(4,000)	-	-	-
March 1, 2024	$16.50	-	15,000	-	-	15,000	15,000
March 8, 2025	$15.50	-	4,000	-	-	4,000	4,000
June 12, 2025	$3.50	39,000	-	(39,000)	-	-	-
November 20, 2025	$4.00	127,000	-	(119,000)	-	8,000	8,000
January 15, 2026	$7.25	61,000	-	(19,700)	-	41,300	41,300
October 21, 2026	$5.25	-	5,000	-	-	5,000	5,000
November 1, 2026	$7.50	-	10,000	-	-	10,000	10,000
December 3, 2026	$12.50	-	6,000	-	-	6,000	6,000
January 17, 2027	$20.50	-	10,000	-	-	10,000	10,000
February 16, 2027	$17.50	-	20,000	-	-	20,000	20,000

Total		232,000	184,000	(186,700)	(5,000)	224,300	224,300

Weighted average exercise price		$4.79	$14.31	$4.56	$5.00	$12.79	$12.79

Weighted average remaining life (years)						2.45

The fair value of stock options was calculated using the Black-Scholes option pricing model with the following weighted average assumptions.

	March 31, 2024	March 31, 2023	March 31, 2022

Fair value per option	$5.42	$6.00	$7.50
Exercise price	$5.49	$11.00	$14.50
Expected life (years)	3.50	3.00	2.26
Interest rate	4.17%	3.49%	1.16%
Annualized volatility (based on historical volatility)	108%	118%	114%
Dividend yield	0.00%	0.00%	0.00%

Performance Stock Options:

During the year ended March 31, 2022, the Company granted a performance-based stock option for 15,000 common shares to a consultant of the Company. The option is exercisable at $14.25 per share for two years with an estimated fair value of $126,297 and vests 100% when the closing share price is $25.00 or higher for three consecutive trading days. For the year ended March 31, 2024, the Company recorded $Nil (2023 - $63,148; 2022 - $Nil) as share-based compensation. The 15,000 performance-based stock option expired during the year ended March 31, 2024.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
Notes to the Consolidated Financial Statements
March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

8.	CAPITAL STOCK AND RESERVES (Continued)

Performance Stock Options (Continued):

Performance stock option transactions for the year ended March 31, 2024, are summarized as follows:

Expiry Date	Exercise Price	Balance March 31, 2023	Granted	Exercised	Forfeited / Expired	Balance March 31, 2024	Exercisable

March 31, 2024	$14.25	15,000	-	-	(15,000)	-	-

Total		15,000	-	-	(15,000)	-	-

Weighted average exercise price		$14.25	$-	$-	$14.25	$-	$-

Weighted average remaining life (years)						-

Performance stock option transactions for the year ended March 31, 2023, are summarized as follows:

Expiry Date	Exercise Price	Balance March 31, 2022	Granted	Exercised	Forfeited / Expired	Balance March 31, 2023	Exercisable

March 31, 2024	$14.25	15,000	-	-	-	15,000	-

Total		15,000	-	-	-	15,000	-

Weighted average exercise price		$14.25	$-	$-	$14.25	$14.25	$-

Weighted average remaining life (years)						1.25

Performance stock option transactions for the year ended March 31, 2022, are summarized as follows:

Expiry Date	Exercise Price	Balance March 31, 2021	Granted	Exercised	Forfeited / Expired	Balance March 31, 2022	Exercisable

March 31, 2024	$14.25	-	15,000	-	-	15,000	-

Total		-	15,000	-	-	15,000	-

Weighted average exercise price		$-	$14.25	$-	$-	$14.25	$-

Weighted average remaining life (years)						2

Performance Share Units: (“PSU”)

Effective January 17, 2022, amended September 7, 2022, the Company’s board of directors adopted a performance-based share unit plan (the “PSU Plan”) which reserved a fixed aggregate of 343,391 common shares (being 10% of the Company’s then issued and outstanding common shares”) for issuance upon the redemption of performance-based share award units (each a “PSU”). Under the terms of the PSU Plan, the Company is required to obtain shareholder approval for the PSU Plan within 3 years after its adoption, and at least every three years thereafter. Any PSUs issued are subject to a four month hold from date of issue.

	Number of PSU’s Outstanding	Number of PSU’s Vested	Weighted Average Grant Date Fair Value	Share-based payment reserve

Balance at March 31, 2021	-	-	$-	$-
PSU’s granted	280,000	-	14.85	1,063,622
PSU’s vesting through the year	-	50,000	17.75	-
PSU’s redeemed	(30,000)	(30,000)	17.75	(532,500)
Balance at March 31, 2022	250,000	20,000	$14.50	$531,122
PSU’s granted	160,000	-	9.10	-
PSU’s vesting through the year	-	-	14.50	547,374
PSU’s redeemed	(20,000)	(20,000)	17.75	(355,000)
PSU’s cancelled	(390,000)	-	10.66	(723,497)

Balance at March 31, 2023 and 2024	-	-	$-	$-

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
Notes to the Consolidated Financial Statements
March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

8.	CAPITAL STOCK AND RESERVES (Continued)

Performance Share Units: (“PSU”) (Continued)

During the year ended March 31, 2023, the Company recognized share-based payment expense of $363,195.

During the year ended March 31, 2024, the Company:

a)	There were no grants.

During the year ended March 31, 2023, the Company:

a)

granted 40,000 PSU’s with a fair value at $387,379, to a director under the Company’s PSU Plan. The PSUs will vest and become redeemable only upon the achievement of certain closing price milestones ranging between $25.00 and $87.50 which were to expire on April 12, 2025. During the year ended March 31, 2023, the Company recognized share-based payment expense of $63,679 to the date of modification.

b)

modified 140,000 unvested PSU’s from earlier grants. The modified PSUs have a fair value of $1,068,398 and will vest and become redeemable upon the occurrence of certain capital market liquidity events, with the balance vesting on the achievement of certain closing price milestones ranging between $19.50 and $68.00. During the year ended March 31, 2023, the Company recognized $64,884 in share-based compensation expense.

c)

granted 120,000 PSU’s with a fair value of $1,246,463, to directors under the Company’s PSU Plan. The PSUs will vest and become redeemable upon the occurrence of certain capital market liquidity events, with the balance vesting on the achievement of certain closing price milestones ranging between $19.50 and $68.00. During the year ended March 31, 2023, the Company recognized $55,615 in share-based compensation expense.

d)	Cancelled 390,000 unvested PSUs. Upon cancellation $723,496 of previously recognized share-based compensation expense was reversed from reserves to stock-based compensation.

During the year ended March 31, 2022, the Company:

a)

granted 280,000 PSU’s with a fair value of $4,156,210, to certain directors and officers under the Company’s PSU Plan. Of the 280,000 PSUs granted, 50,000 PSUs vested and became redeemable by the holders, and the remaining 230,000 PSUs were to vest and become redeemable only upon the achievement of certain closing price milestones ranging between $25.00 and $87.50 which will expire on January 31, 2025.

Of the 280,000 PSUs granted, 50,000 PSUs vested during the year ended March 31, 2022 and the remaining unvested PSUs were to be expensed straight line over 3 years. During the year ended March 31, 2022, the Company recognized share-based payment expense of $1,063,622. Of the 50,000 PSUs that vested, 30,000 were converted to common shares during the year-ended March 31, 2022.

Warrants:

A continuity of the warrants granted for the year ended March 31, 2024, are summarized as follows:

Expiry Date	Exercise Price		Balance March 31, 2023	Granted	Exercised	Forfeited / Expired	Balance March 31, 2024

December 2, 2023		$6.50	24,000	-	-	(24,000)	-
August 24, 2028	$	USD 6.25	-	800,000	-	-	800,000
March 13, 2026		$4.00	-	341,592	-	-	341,592

Total			24,000	1,141,592	-	(24,000)	1,141,592

Weighted average exercise price			$6.50	$5.58	$-	$6.50	$5.58

Weighted average remaining life (years)			$0.67				3.67

The fair value of the warrants issued on March 13, 2024 was calculated using the Black-Scholes option pricing model with the following weighted average assumptions, 1) Fair value per warrant $3.77; 2) Exercise price $4.00; 3) Expected life 2 years; 4) Interest rate 3.5%; 5) Annualized volatility (based on historical volatility) and 6) Dividend yield of 0.00%.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
Notes to the Consolidated Financial Statements
March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

8.	CAPITAL STOCK AND RESERVES (Continued)

Warrants (Continued):

A continuity of the warrants granted for the year ended March 31, 2023, are summarized as follows:

Expiry Date	Exercise Price	Balance March 31, 2022	Granted	Exercised	Forfeited / Expired	Balance March 31, 2023

August 28, 2022	$3.75	53,778	-	(53,778)	-	-
August 28, 2022	$5.00	121,600	-	(121,600)	-	-
October 29, 2022	$12.50	36,166	-	(3,572)	(32,594)	-
December 15, 2022	$5.00	22,000	-	(10,000)	(12,000)	-
December 2, 2023	$6.50	47,800	-	(23,800)	-	24,000

Total		281,344	-	(212,750)	(44,594)	24,000

Weighted average exercise price		$5.98	$-	$4.98	$10.48	$6.50

Weighted average remaining life (years)						0.67

A continuity of the warrants granted for the year ended March 31, 2022, are summarized as follows:

Expiry Date	Exercise Price	Balance March 31, 2021	Granted	Exercised	Forfeited / Expired	Balance March 31, 2022

August 28, 2022	$3.75	104,800	-	(51,022)	-	53,778
August 28, 2022	$5.00	145,711	-	(24,111)	-	121,600
October 29, 2022	$12.50	-	40,166	(4,000)	-	36,166
December 15, 2022	$5.00	98,000	-	(76,000)	-	22,000
December 2, 2023	$6.50	-	47,800	-	-	47,800

Total		348,511	87,966	(155,133)	-	281,344

Weighted average exercise price		$4.62	$9.24	$4.78	$0.00	$5.98

Weighted average remaining life (years)						0.67

Agent warrants:

During the period ended March 31, 2024, the Company issued 40,000 warrants to certain underwriters/agents in connection with private placement financings which are subject to cashless exercise. A continuity of the agent warrants granted is as follows:

Expiry Date	Exercise Price		Balance March 31, 2023	Granted	Exercised	Cancelled / Expired	Balance March 31, 2024

August 19, 2024		$10.00	5,765	-	-	-	5,765
August 21, 2028	$	USD 6.25	-	40,000	-	-	40,000
March 13, 2026		$3.40	-	3,274	-	-	3,274

Total			5,765	43,274	-	-	49,039

Weighted average exercise price			$10.00	$ USD 6.25 $ CAD 3.40	$-	$-	$6.50

Weighted average remaining life (years)							2.94

During the period ended March 31, 2023, the Company issued 5,765 warrants to certain underwriters/agents in connection with private placement financings which are subject to cashless exercise. A continuity of the agent warrants granted is as follows:

Expiry Date	Exercise Price	Balance March 31, 2022	Granted	Exercised	Cancelled / Expired	Balance March 31, 2023

August 19, 2024	$10.00	-	5,765	-	-	5,765

Total		-	5,765	-	-	5,765

Weighted average exercise price		$-	$10.00	$-	$-	$10.00

Weighted average remaining life (years)						1.30

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
Notes to the Consolidated Financial Statements
March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

8.	CAPITAL STOCK AND RESERVES (Continued)

Agent warrants (Continued):

During the period ended March 31, 2022, the Company did not grant any agent warrants.

The fair value of agent warrants was calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

	March 31, 2024	March 31, 2023	March 31, 2022

Fair value per option	$7.95	$3.81	$-
Exercise price	$8.09	$10.00	$-
Expected life (years)	4.78	2.00	-
Interest rate	4.09%	3.30%	-
Annualized volatility (based on historical volatility)	113%	120%	-
Dividend yield	0.00%	0.00%	-

9.	RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers and companies controlled by them. The remuneration of directors and other members of key management personnel during the years ended March 31, 2024, 2023 and 2022 was as follows:

	Management fees	Investor relation fees	Consulting fees	Share-based payments	Total

Year ended March 31, 2024
Current and former directors, officers and companies controlled by them	$754,542	$-	$-	$717,725	$1,472,267

Year ended March 31, 2023
Current and former directors, officers and companies controlled by them	$381,819	$66,530	$65,000	$804,016	$1,317,365

Year ended March 31, 2022
Current and former directors, officers and companies controlled by them	$375,264	$-	$-	$1,063,622	$1,438,886

Additionally, please refer to Note 8 on the short-term related party Loan payable.

The amounts due to related parties included in accounts payable and accrued liabilities are unsecured, non-interest bearing, and have no specific terms of repayment, and are as follows:

	March 31, 2024	March 31, 2023	March 31, 2022

Current and former directors, officers and companies controlled by them	$86,980	$112,975	$99,027

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
Notes to the Consolidated Financial Statements
March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

10.	SEGMENTED INFORMATION

The Company primarily operates in one reportable operating segment, being the acquisition and exploration of exploration and evaluation assets. Geographic information is as follows:

	March 31, 2024	March 31, 2023	March 31, 2022

Exploration and evaluation assets:
Canada	$13,336,387	$10,771,334	$5,746,320
United States	1,758,026	1,706,457	1,444,802

	$15,094,413	$12,477,791	$7,191,122

11.	FINANCIAL RISK MANAGEMENT

Capital management

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern. In the management of capital, the Company monitors its adjusted capital which comprises all components of equity (i.e., capital stock, reserves and deficit).

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue common shares through private placements. The Company is not exposed to any externally imposed capital requirements. The Company’s overall strategy remains unchanged from the year ended March 31, 2023.

Fair value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

The fair value of the Company’s long-term investment and derivative liability were calculated using Level 1 inputs.

The carrying value of cash, accounts payable and accrued liabilities, the current portion of net investment in sublease, lease obligations and short-term loans payable approximate their fair value because of the short-term nature of these instruments.

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a significant concentration of credit risk consists primarily of cash. The Company limits its exposure to credit loss by placing its cash with major Canadian financial institutions and monitors the incoming sublease monthly payments to ensure they are current.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
Notes to the Consolidated Financial Statements
March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

11.	FINANCIAL RISK MANAGEMENT (Continued)

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2024, the Company had a cash balance of $998,262 ( March 31, 2023 - $574,587) to settle current liabilities of $2,732,374 ( March 31, 2023 - $2,912,822). All of the Company’s financial liabilities, except only certain loans payable, have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company is exposed to liquidity risk and is dependent on obtaining regular financings in order to continue as a going concern. Despite previous success in acquiring these financings, there is no guarantee of obtaining future financings.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has cash balances and no variable interest-bearing debt. The Company’s cash does not have significant exposure to interest rate risk.

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities, and option agreement payments that are denominated in a foreign currency. There is a risk in the exchange rate of the Canadian dollar relative to the US dollar and a significant change in this rate could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. The Company does not have material net assets held in a foreign currency.

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of gold and lithium, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. The Company does not currently generate revenue so has limited exposure to price risk.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
Notes to the Consolidated Financial Statements
March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

12.	INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of these differences are as follows:

	Year Ended March 31, 2024	Year Ended March 31, 2023	Year Ended March 31, 2022

Income (loss) before taxes for the year	$(4,472,170)	$956,578	$(4,150,992)
Canadian federal and provincial income tax rates	27%	27%	27%

Expected income tax recovery based on above rates	(1,207,000)	258,000	(1,120,749)
Change in statutory, foreign tax, foreign exchange rates and other	(3,000)	2,000	-
Permanent difference	204,000	(29,000)	699,278
Impact of flow through share	124,000	449,000	-
Share issue cost	(129,000)	(27,000)	-
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	94,000	(108,000)	-
Change in unrecognized deductible temporary differences	1,105,000	(545,000)	421,471
Deferred income tax recovery	$-	$-	$-

The Canadian income tax rate declined/increased during the year due to changes in the law that reduced/increased corporate income tax rates in Canada/British Columbia.

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	Year Ended March 31, 2024	Year Ended March 31, 2023	Year Ended March 31, 2022

Deferred Tax Assets (liabilities)
Exploration and evaluation assets	$(990,000)	$(1,381,000)	$(209,151)
Non-capital losses	990,000	1,381,000	209,151
	$-	$-	$-

The significant components of the Company’s temporary differences and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	Year Ended March 31, 2024	Expiry Date Range Year Ended March 31, 2024	Year Ended March 31, 2023	Year Ended March 31, 2022

Temporary Differences
Share issue costs	$489,000	2045 to 2048	$83,000	$5,000
Marketable securities	-	No expiry date	2,000	2,000
Lease liability	-	No expiry date	3,000	8,000
Allowable capital losses	3,000	No expiry date	-	-
Net operating losses available for future period	190,434	No expiry date	-	-
Non-capital losses available for future period	11,847,523	2030 to 2044	8,311,000	10,391,000

Tax attributes are subject to review, and potential adjustment, by tax authorities.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
Notes to the Consolidated Financial Statements
March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

13.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

During the year ended March 31, 2024, significant non-cash investing and financing transactions included:

a)	included in accounts payable and accrued liabilities was $341,831 related to exploration and evaluation assets;
b)	issued 29,900 common shares with a fair value of $235,600 for the acquisition of exploration and evaluation assets;
c)	issued 40,000 underwriter/agent warrants valued at $270,400 for the public Offering in the United States; and
d)	issued 30,900 common shares at a value of $187,872 to non-related consulting firm for services.

During the year ended March 31, 2023, significant non-cash investing and financing transactions included:

a)	included in accounts payable and accrued liabilities is $1,037,816 related to exploration and evaluation assets.
b)	included in short-term loans payable is $67,717 related to exploration and evaluation assets.
c)	issued 17,594 common shares with a fair value of $152,454 for the acquisition of exploration and evaluation assets.
d)	issuance of 13,000 common shares upon exercise of options resulting in a reallocation of share-based reserves of $78,528 from reserves to share capital.
e)	issued 20,000 common shares pursuant to PSU redemption resulting in a reallocation of share-based reserves of $355,000 from reserves to share capital.
f)	issued 5,765 share purchase finders warrants valued at $22,000.
g)	expired or forfeited 121,000 options resulting in a reallocation of share-based reserves of $891,400 from reserves to stock-based compensation.
h)	recorded a $977,532 flow through premium liability in connection with a financing (Note 10b).
i)	included in long-term prepaids is $24,404 related to exploration and evaluation assets.
j)	included in short-term loans payable is $159,778 related to settlement of accounts payable.

During the year ended March 31, 2022, significant non-cash investing and financing transactions included:

a)	included in accounts payable and accrued liabilities is $542,221 related to exploration and evaluation assets.
b)	issued 16,194 common shares with a fair value of $94,963 related to exploration and evaluation assets.
c)	issuance of 186,700 common shares upon exercise of options resulting in a reallocation of share-based reserves of $761,273 from reserves to share capital.
d)	issued 20,000 common shares with a fair value of $380,000 to settle $279,644 of debt with a non-related party.
e)	issued 8,178 common shares with a fair value of $42,933 for services.
f)	issued 30,000 common shares pursuant to PSU redemption resulting in a reallocation of share-based reserves of $532,500 from reserves to share capital.
g)	included in long-term prepaids is $253,302 related to exploration and evaluation assets.

14.	SUBSEQUENT EVENT

On February 13, 2024, the Company announced a private placement of up to 637,755 Flow-Through units (“FT Unit”) at $5.88 per unit and up to 441,176 non-Flow-Through units (“NFT Unit”) at $3.40 per unit. Each FT Unit consisted of one Flow-Through (“FT”) common share and Non-flow-through common share purchase warrant (a "Warrant").  Each NFT Unit consisted of one Non-Flow-Through (“NFT”) common share and non-flow-through common share purchase warrant (a "Warrant").  Each whole Warrant entitles the holder to acquire one additional share of the Company for a period of two years from the date of issuance at a price of $4.00 per share.  On March 13, 2024, closed Tranche 1 of 2 (see Note 8) and on April 29, 2024, closed on Tranche 2 on a non-brokered private placement issuing 247,471 flow-through common shares at $5.88 per common shares for gross proceeds of $1,455,129 and 247,471 non-flow-through share purchase warrants. Cash finder’s fees of $175 were paid on the financings and the Company issued 51 share purchase finders warrants. Each finders warrant entitles the holder to purchase one common share at a price of $4.00 for a two-year period.  As at March 31, 2024, the Company had received $105,000 in subscription in advances relating to the April 29, 2024 closing of Tranche 2.

On April 26, 2024, the loan agreement with a related party (Jason Barnard, CEO, and Christina Barnard, COO) of the Company maturing on May 10, 2024, was amended to mature on May 10, 2025, with no changes in security or interest rate (see Note 6).

On June 6, 2024, the Company paid $100,000 and issued 28,818 common shares at a value of $100,000 as part of the acquisition payments for the Peg North option agreement (see Note 4).

During the year ended March 31, 2024, the Company entered into an agreement with the Manitoba Government to receive a grant of $300,000 for exploration work on the Jean Lake and Zoro Lithium properties and received $100,000 during the year ended March 31, 2024. The remaining $200,000 was received subsequent to the year ended March 31, 2024 ($100,000 received on April 10, 2024, and $100,000 received on June 10, 2024) (see Note 4).