Form 20-F
period 2025-03-31
Foremost Clean Energy Ltd.
filed 2025-06-20
CIK 1935418

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to _________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

Commission file number 001-41769

Foremost Clean Energy Ltd.
(Exact name of the Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

750 West Pender Street, Suite 250 Vancouver, British Columbia V7Y 1K3 Canada
(Address of principal executive offices)

Jason Barnard Tel: (604) 330-8067 Email: jason.barnard@foremstcleanenergy.com 750 West Pender Street, Suite 250 Vancouver, British Columbia V7Y 1K3 Canada
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, no par value	FMST	The Nasdaq Stock Market, LLC
Common Share Purchase Warrant	FMSTW	The Nasdaq Stock Market, LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 10,419,966 Common Shares, no par value per share, as of March 31, 2025.

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

☐ Yes         ☒ No

Annual Report on Form 20-F
Year Ended March 31, 2025

TABLE OF CONTENTS

CERTAIN INFORMATION

As used in this Annual Report on Form 20-F (the “Annual Report”), unless otherwise indicated or the context otherwise requires, references to

●	“we,” ”Foremost Clean Energy,” ”Foremost” ”us,” ”our,” ”the Company,” or “our company,” are to Foremost Clean Energy Ltd., including its subsidiaries;

●	“common shares” are to Foremost's common shares, no par value; and

●	“NASDAQ” or “Nasdaq” are to the Nasdaq Stock Market LLC.

In this Annual Report on Form 20-F, references to “Canada” are to Canada and its provinces and territories. References to “U.S.” or “United States” refers to the United States of America. References to “US$” or “U.S. dollars” are to the legal currency of the United States and references to “$” or “Canadian dollar” are to the legal currency of Canada.

Solely for the convenience of the reader, this Annual Report on Form 20-F contains translations of certain Canadian dollar amounts into U.S. dollars at specified rates. Except as otherwise stated in this Annual Report on Form 20-F, all translations from Canadian dollar to U.S. dollars are based on the closing rate of $1.4376 per US$1.00 for cable transfers of Canadian dollars, as certified by Bank of Canada on March 31, 2025. The noon buying rate for Canadian dollar was $1.4376 per US$1.00. No representation is made that such Canadian dollar amounts referred to in this Annual Report on Form 20-F could have been or could be converted into U.S. dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

The audited consolidated financial statements and notes thereto as of and for fiscal 2025, 2024 and 2023 included elsewhere in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards, or IFRS. Our fiscal year end is March 31.

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

Risks Related to Our Business and Industry

If we do not make the required option payments and property expenditure requirements mandated in our option agreements we will lose our interests in our properties and our business may fail.

If we do not make all of the property payments under the terms of our option agreements or incur the required expenditures in accordance with our option agreements we will lose our option to acquire our properties and may not be able to continue to execute our business objectives if we are unable to find an alternate exploration interest. Since our payment obligations are non-refundable, if we do not make any payments, we will lose any payments previously made and all our rights to our properties.

We have a limited operating history and have not yet generated any revenues.

Our limited operating history makes evaluating our business and prospects difficult and may increase the risk of your investment. We were formed in 2005 and have not yet begun commercial mining of uranium or lithium. To date, we have no revenues and are in the exploration stage of development with the potential to establish commercial operations still unknown. We intend to proceed with the development of the Athabasca Uranium Properties (as defined below) and our Lithium Lane Properties (as defined below) through continued exploration, economic and technical studies such as preliminary economic assessments and preliminary feasibility studies and, provided the results are positive, through to a feasibility study and mine development.

The exploration activities of the Company may require substantial additional financing.

Our exploration activities may require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration and development of any of our properties. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financings will be favourable to us. In addition, low commodity prices may affect our ability to obtain financing. The additional capital required to advance these properties is difficult to raise due to market conditions in the mining exploration sector.

If we do not have, or are not able to obtain, sufficient funds, we may be required to delay further exploration, development, or commercialization of our expected mineral resources, if and when verified. we may also have to reduce resources devoted to mining efforts or cease operations. Any of these factors could harm our operating results.

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

We have limited assets upon which to commence our business operations and to rely otherwise. As of March 31, 2025, we had cash of $5,005,346 (US$3,481,738) and during the years ended March 31, 2025 and 2024, we had a net loss of $3,615,375 (US$2,598,559) and $4,472,170 (US$3,300,494), we will need to seek additional funds in the future through debt financings or strategic alliances with third parties, either alone or in combination with equity financings to complete our lithium exploration initiatives. Additional funding will be needed to implement our business plan that includes various expenses such as continuing our mining exploration program, legal, operational set-up, general and administrative, marketing, employee salaries and other related start-up expenses. Obtaining additional funding will be subject to various factors, including general market conditions, investor acceptance of our business plan and ongoing results from our exploration efforts. These financings could result in substantial dilution to the holders of our common shares or require contractual or other restrictions on our operations or on alternatives that may be available to us. If we raise additional funds by issuing debt securities, these debt securities could impose significant restrictions on our operations. Any such required financing may not be available in amounts or on terms acceptable to us, and the failure to procure such required financing could have a material and adverse effect on our business, financial condition, and results of operations, or threaten our ability to continue as a going concern.

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

Mineral mining sites, like the sites where our Athabasca Uranium Properties and our Lithium Lane Properties are located, by their nature are subject to many operational risks and factors that are generally outside of our control and could adversely affect our business, operating results, and cash flows. These operational risks and factors include the following:

●	unanticipated ground and water conditions;

●	adverse claims to water rights and shortages of water to which we have rights;

●	adjacent land ownership that results in constraints on current or future operations;

●	geological problems, including earthquakes and other natural disasters;

●	metallurgical and other processing problems;

●	the occurrence of unusual weather or operating conditions and other force majeure events;

●	lower than expected ore grades or recovery rates;

●	accidents;

●	delays in the receipt of or failure to receive necessary government permits;

●	the results of litigation, including appeals of agency decisions;

●	uncertainty of exploration and development;

●	delays in transportation;

●	interruption of energy supply;

●	labor disputes or labor shortages;

●	inability to obtain satisfactory insurance coverage; and

●	the failure of equipment or processes to operate in accordance with specifications or expectations.

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

We intend to continue exploration on our properties, and we may or may not acquire additional interests in other mineral properties. The search for mineral deposits as a business is extremely risky. We can provide investors with no assurance that exploration on our current properties, or any other property that we may acquire, will establish that any commercially exploitable quantities of mineral deposits exist. Additional potential problems may prevent us from discovering any mineral deposits. These potential problems include unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. If we are unable to establish the presence of viable lithium mineral deposits on our properties, our ability to fund future exploration activities will be impeded, we will not be able to operate profitably, and investors may lose all their investment in our company. Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which we have a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration and development, any of which could result in work stoppages, damage to property, and possible environmental damage. None of the properties we have an interest in have a known body of commercial ore. Development of the Company's mineral properties will follow upon obtaining satisfactory exploration results. Mineral exploration and development involve a high degree of risk and few properties that are explored are ultimately developed into producing mines.

There is no assurance that our mineral exploration and development activities will result in discoveries of commercially viable bodies or ore. The long-term profitability of Foremost's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract the metal from the resources and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis

Mineral exploration and development are subject to extraordinary operating risks. We currently do not insure against these risks. In the event of a cave-in or similar occurrence, our liability may exceed our resources, which could have an adverse impact on us.

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

Exploitation of our Properties will depend to a significant degree on adequate infrastructure. While developing our expected operations, assuming our exploration efforts will be successful, we may need to construct and support the construction of infrastructure, which includes permanent gas pipelines, water supplies, power, transport and logistics services which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure or any failure or unavailability in such infrastructure could materially adversely affect our operations, financial condition, and results of operations.

We may not be able to obtain or renew licenses or permits that are necessary for our operations.

In the ordinary course of business, we will be required to obtain and renew governmental licenses or permits for exploration, development, construction, and commencement of mining at the Properties. Obtaining or renewing the necessary governmental licenses or permits is a complex and time-consuming process involving public hearings and costly undertakings on the part of our company. The duration and success of our efforts to obtain and renew licenses or permits are contingent upon many variables not within our control, including the interpretation of applicable requirements implemented by the licensing and/or permitting authorities. We may not be able to obtain or renew licenses or permits that are necessary to our operations, including, without limitation, an exploitation license, or the cost to obtain or renew licenses or permits may exceed what we believe we can recover from the Properties. Any unexpected delays or costs associated with the licensing or permitting process could delay the development or impede the operation of a mine, which could adversely impact our operations and profitability.

Opposition to our mining and business activities could disrupt our business.

In recent years, governmental and non-governmental agencies, individuals, communities and courts have become more vocal and active with respect to their opposition to certain mining and business activities. This opposition may take on forms such as road blockades, applications for injunctions seeking work stoppages, refusals to grant access to lands or to sell lands on commercially viable terms, lawsuits for damages or to revoke or modify licenses and permits, issuances of unfavorable laws and regulations, and other rulings that could be contrary to our interests. In addition, these actions can occur in response to our activities or the activities of other unrelated entities. Opposition to our mining and business activities is beyond our control. Any such opposition may disrupt our business and may result in increased costs, which could have a material adverse effect on our business and financial condition

There can be no guarantee that our interest in the Athabasca Uranium Properties and the Lithium Lane Properties is free from any title defects.

We believe we have taken reasonable steps to ensure proper title to both the Athabasca Uranium Properties and the Lithium Lane Properties exists. However, there can be no guarantee that our interest in our properties are free from any title defects, as title to mineral rights involves certain intrinsic risks due to the potential problems arising from the unclear conveyance history characteristic of many mining projects. There is also the risk that material contracts between us and relevant government authorities will be substantially modified to the detriment of us or be revoked. There can be no assurance that our rights and title interests will not be challenged or impugned by third parties.

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

Our mining-related operations are subject to various laws and regulations governing exploration, development, production, taxes, labor standards and occupational health, mine safety, protection of endangered and protected species, toxic substances and explosives use, reclamation, exports, price controls, waste disposal and use, water use, forestry, land claims of local people, and other matters. This includes periodic review and inspection of the Lithium Lane Properties that may be conducted by applicable regulatory authorities.

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

All phases of our operations with respect to the Lithium Lane Properties and the Athabasca Uranium Properties will be subject to environmental regulation. Environmental legislation involves strict standards and may entail increased scrutiny, fines and penalties for non-compliance, stringent environmental assessments of proposed projects and a high degree of responsibility for companies and their officers, directors, and employees. Changes in environmental regulation, if any, may adversely impact our operations and future potential profitability. In addition, environmental hazards may exist on the Lithium Lane Properties and the Athabasca Uranium Properties that are currently unknown. We may be liable for losses associated with such hazards or may be forced to undertake extensive remedial cleanup action or to pay for governmental remedial cleanup actions, even in cases where such hazards have been caused by previous or existing owners or operators of the properties, or by the past or present owners of adjacent properties or by natural conditions. The costs of such cleanup actions may have a material adverse impact on our operations and future potential profitability.

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

The mining industry and the lithium and uranium mining sectors are very competitive. Our competition is from larger, established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or a greater ability than us to withstand losses. Our competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion or efficiency of their operations than we can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and gain significant market share to our detriment.

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

The level of capital and operating cost estimates which are used for determining and obtaining financing and other purposes are based on certain assumptions and are fundamentally subject to considerable uncertainties. It is very likely that actual results for the Athabasca Uranium Properties and the Lithium Lane Properties will differ from our current projections, estimates and assumptions, and these differences may be significant. Moreover, experience from actual mining may identify new or unexpected conditions that could decrease operational activities, and/or increase capital and/or operating costs above, the current estimates. If actual results are less favorable than we currently estimate, our business, results from operations, financial condition and liquidity could be materially adversely affected.

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

As a public company, we face increased legal, accounting, administrative and other costs and expenses that we have not incurred as a private company, and we expect to incur additional costs related to operating as a public company. We are subject to the reporting requirements of the Exchange Act, which requires that we file annual and other reports with respect to our business and financial condition, as well as the rules and regulations implemented by the SEC, the Public Company Accounting Oversight Board, and Nasdaq, each of which imposes additional reporting and other obligations on public companies. As a public company, we will be required to, among other things:

●	prepare and file annual and other reports in compliance with the United States federal securities laws;

●	expand the roles and duties of our board of directors and committees thereof and management;

●	hire additional financial and accounting personnel and other experienced accounting and finance staff with the expertise to address complex accounting matters applicable to public companies;

●	institute more comprehensive financial reporting and disclosure compliance procedures;

●	involve and retain, to a greater degree, outside counsel and accountants to assist us with the activities listed above;

●	build and maintain an investor relations function;

●	establish new internal policies, including those relating to trading in our securities and disclosure controls and procedures; and

●	comply with the initial listing and maintenance requirements of Nasdaq.

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

Economic, geopolitical, and other uncertainties may negatively affect our business. Economic conditions globally are beyond our control. In addition, the outbreak of hostilities and armed conflicts between countries can create geopolitical uncertainties that may affect both local and global economies. Downturns in the economy or geopolitical uncertainties may cause future customers to delay or cancel projects, reduce their overall capital or operating budgets, or reduce or cancel orders which could have a material adverse effect on Foremost’s business, results of operations and financial condition.

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

In addition, the financial markets can experience significant price and value fluctuations that can affect the market prices of equity securities and other companies in ways that are unrelated to the operating performance of these companies. Broad market fluctuations, as well as economic conditions generally, may adversely affect the market adversely.

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

Future growth may place strains on our financial, technical, operational and administrative resources and cause us to rely more on project partners and independent contractors, potentially adversely affecting our financial position and results of operations. Our ability to grow will depend on several factors, including:

●	our ability to obtain leases or options on properties;

●	our ability to identify and acquire new exploratory prospects;

●	our ability to develop existing prospects;

●	our ability to continue to retain and attract skilled personnel;

●	our ability to maintain or enter into new relationships with project partners and independent contractors;

●	the results of our exploration programs;

●	the market price for uranium and lithium;

●	our access to capital; and

●	our ability to enter into agreements for the sale of any production, if applicable.

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

Risks Related to Ownership of Our Common Shares

“The market price of our common shares may fluctuate, and you could lose all or part of your investment.

The market price for our common shares has been and is likely to be volatile. In addition, the market price of our common shares may fluctuate significantly in response to several factors, most of which we cannot control, including:

●	actual or anticipated variations in our operating results;

●	changes in market valuations of similar companies;

●	actions or announcements by our competitors;

●	additions or departures of key personnel;

●	actions by shareholders;

●	speculation in the media, online forums, or investments community and

●	our ability to maintain the public listing of our common shares.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we publish our results on a quarterly basis and distribute press releases, pursuant to the rules and regulations of Nasdaq. Material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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

We are exempted from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country in lieu of certain corporate governance requirements of Nasdaq. As result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act); or

●	have a compensation committee and a nominating committee to be comprised solely of “independent directors”.

Although we do not currently intend to rely on these “home country” exemptions, we may rely on some of these exemptions in the future. As a result, our shareholders may not be provided with the benefits of certain corporate governance requirements of Nasdaq.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on September 30, 2025.

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

We currently qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our consolidated financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

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

We are a corporation existing under the laws of the Province of British Columbia and no key directors or executive officers are residents of the United States. As a result, it may be difficult for you to effect service of process upon such persons to enforce against them judgments predicated upon civil liabilities provisions of the federal securities laws. It also may be difficult for you to enforce civil liabilities predicated upon such securities law in the actions brought in courts in jurisdictions outside of the United States.

ITEM 4. INFORMATION ON THE COMPANY

Business Overview

4.A. History and Development of the Company

Principal Business and Corporate History

Foremost Clean Energy Ltd. (formerly Foremost Lithium Resource & Technology Ltd.) was incorporated under the British Columbia Business Corporations Act (the “BCBCA”) and the laws of the Province of British Columbia as FAR Resources Ltd. on July 7, 2005 (Number: BC0729352). The Company changed its name to Foremost Lithium Resource & Technology Ltd. on January 4, 2022, and later changed its name to Foremost Clean Energy Ltd. on September 30, 2024. The Company has no subsidiaries. The Company had held certain underlying royalties, a 100% ownership and option interest in certain claims in the Winston Gold and Silver Property located in Sierra County, New Mexico, USA (the “Winston Property”) within a previous wholly-owned subsidiary, Sierra Gold & Silver Ltd. (“Sierra”). On July 19, 2024, Rio Grande Resource Ltd. (“Rio Grande”) was incorporated under the laws of British Columbia solely for the purpose to effect a Plan Arrangement under British Columbia Law(the “Arrangement”).   Pursuant to the Arrangement, Foremost transferred to Rio Grande all of the issued and outstanding shares of Sierra, resulting in the Winston Property being wholly-owned by Rio Grande, and Sierra becoming a subsidiary of Rio Grande, and Rio Grande completing its own public listing of its shares in Canada. The Arrangement was completed on January 31, 2025 (the “Effective Date”).

Additional Terms of the Arrangement

The total purchase consideration for the acquisition was $2,604,781, consisting of the fair value of 25,827,349 common shares of Rio Grande ($2,453,598) and 9,281,236 warrants ($151,183). This consideration was allocated to exploration and evaluation assets ($3,172,672), less a royalty payable ($366,075) and an income tax penalty payable ($201,816), resulting in net assets assumed of $2,604,781.

As conditions to completing the Arrangement, Rio Grande issued two promissory notes: the first was a $677,450 promissory note (the “Rio Grande Promissory Note”) to related parties Jason Barnard and Christina Barnard, due on or before November 5, 2027, bearing interest at 8.956%; the second was a $520,000 promissory note (the “Foremost Promissory Note”) to Foremost, also due on or before November 5, 2027, with the same interest terms and unsecured.

Pursuant to the Arrangement, Foremost transferred to Rio Grande the right to collect receivables from Sierra as of the Effective Date and all of Sierra's outstanding shares in exchange for 25,827,349 shares of Rio Grande. This share issuance was calculated based on the number of Foremost shares outstanding immediately prior to the Effective Date, multiplied by two and divided by 0.8005 as Foremost retained interest to hold ~ 19.95 of Rio Grande’s outstanding shares. In the share exchange program, all Foremost shareholders received one (1) new common share of Foremost (each, a “New Foremost Share”) and two (2) common shares of Rio Grande (the “Rio Grande Shares”) for each Foremost common share (“Foremost Share”) held.

The Arrangement also addressed Foremost's equity incentives. Each outstanding Foremost stock option (“Foremost Option”) was exchanged such that 91.36% of each option became one new Foremost option (a “Foremost Replacement Option”), and 8.64% became two Rio Grande options (“Rio Grande Options”), with exercise prices adjusted based on the fair market values of Foremost and Rio Grande shares at the Effective Date. Similarly, each Foremost restricted share unit (“Foremost RSU”) was exchanged for 91.36% in new Foremost RSUs and 8.64% in two Rio Grande RSUs, maintaining original vesting terms. Foremost share purchase warrants (“Foremost Warrants”) were amended to entitle holders to receive, upon exercise, one new Foremost share and two Rio Grande shares per warrant, with exercise prices adjusted proportionally based on share values at the Effective Date.

Foremost and Rio Grande agreed that Rio Grande would issue shares as needed to satisfy warrant exercises, with Foremost acting as Rio Grande's agent to collect and remit a portion of the exercise proceeds. The terms of the Foremost Warrants otherwise remained unchanged, ensuring equitable treatment of security holders while facilitating the spin-out of Sierra's assets to Rio Grande.

Our registered office address is 750 West Pender Street, Suite 250 Vancouver, British Columbia V7Y 1K3 Canada V7Y 1B3 Canada. Our company email address is info@foremostcleanenergy.com. Our telephone number is (604) 330-8067. Our principal website address is http://www.foremostcleanenergy.com. We do not incorporate the information contained on, or accessible through, Foremost’s website into this Report, and you should not consider it a part of the Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is www.sec.gov.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, N.Y. 10168.

Our focus and mission is to continue active exploration and development on our promising, yet underdeveloped fertile clean energy land package located in Canada. Our objective is to make significant discoveries of uranium and lithium through systematic exploration programs, particularly within the Athabasca Basin and in Manitoba and Quebec. This focus on uranium and lithium aims to support the clean energy transition by providing critical materials for nuclear power and battery technology. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the clean energy mix of the future.

Our uranium projects, located in northern Athabasca Basin in Saskatchewan, Canada includes properties that host high-grade mineralization alongside or within historical high-grade uranium deposits, as well as greenfield, near virgin territories with major upside potential. These properties are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. Our Lithium Lane Properties are located in the mining friendly Canadian province of Manitoba near access to the Hudson Bay Railway and the Port of Churchill. With access to renewable energy produced in Manitoba, we aim to supply lithium processed exclusively with the benefit of power produced from fully sustainable, local sources and are commitment to the environment, corporate social responsibility, and sustainability.

Our Claims History

We are an exploration stage company with properties located in Saskatchewan, Manitoba, and Quebec, Canada. Foremost’s “Athabasca Uranium Properties” are comprised of an aggregate of 45 claims on properties known as the Blackwing, Murphy Lake South (crab claw), GR, CLK, Torwalt Lake, Turkey Lake, Epp Lake, Marten, Wolverine, and Hatchet Lake properties located in the Athabasca Basin of Saskatchewan, covering in the aggregate 331,880 acres (134,307 hectares). Foremost’s “Lithium Lane Properties” are comprised of an aggregate of 78 mineral claims on properties known as the Zoro, Jean Lake, Grass River, and Peg North properties located in the Snow Lake region of Manitoba, covering over 43,000 acres (17,500 hectares).  Foremost also holds some Additional Properties, including its interest in the Jol Property, a small 25 acre claim in Manitoba and Lac Simard South Property in Québec, consisting of a total of 80 claims across 11,482 acres (4,647 hectares), we consider a non-core property).

The Athabasca Uranium Properties

On September 24, 2024, we entered into an option agreement with Denison Mines Corp. (“Denison”) to acquire up to a 70% interest in a portfolio of 10 uranium exploration properties spanning over 330,000 acres (134,307 hectares) in the Athabasca Basin, Saskatchewan. Under the agreement, we may earn up to a 51% interest in the Hatchet Lake joint venture, representing approximately 70% of Denison’s current ownership.

The option is structured in three phases:

1.

Phase 1 (Completed October 7, 2024): We earned a 20% interest in each property (14.03% in Hatchet Lake) by issuing 1,369,810 common shares valued at $5,205,278 to Denison, the appointment of a Denison-nominated Technical Advisor, and entering into an Investor Rights Agreement. The Investor Rights Agreement provides Denison with two board seats and pre-emptive rights to maintain up to a 19.95% equity stake in Foremost.

2.

Phase 2 (Deadline: October 7, 2027): To earn an additional 31% interest (21.75% in Hatchet Lake), we must pay Denison $2,000,000 (in cash, shares, or a combination thereof) and incur $8,000,000 in exploration expenditures. Failure to meet these conditions will result in forfeiture of all acquired interests.

3.

Phase 3 (Deadline: October 7, 2030): Upon fulfilling Phase 2, we may earn a further 19% interest (15.22% in Hatchet Lake) by paying Denison an additional $2,500,000 (in cash, shares, or a combination) and spending $12,000,000 on exploration. If we do not meet the Phase 3 obligations, Denison’s interest in the properties will revert to 51%, with operatorship returning to Denison. Successful completion of all phases will trigger a joint venture agreement.

Lithium Properties – “Our Lithium Lane Properties”

Zoro Property

On April 28, 2016, the Company entered into an option agreement to purchase the rights to the lithium and related lithium compounds or mineralization of the Zoro 1 mineral claim in exchange for certain payments of common shares and cash (the “Zoro 1”). On April 28, 2017, Zoro 1 was amended, and the Company completed the purchase of the rights to the lithium and related lithium compounds or mineralization of the Zoro 1 by paying a total of $150,000 in cash and by issuing $635,000 worth in shares (140,000 common share). In addition, during the year ended March 31, 2017, we issued 20,000 common shares to an arm’s length party at a fair value of $135,000 as a finder’s fee.

On August 4, 2016, we entered into an option agreement with Strider Resources Limited (“Strider”) granting us the option to acquire an undivided 100% interest in the option agreement for three additional claims in all lithium-bearing pegmatite dykes along a 350-metre-wide strip subject to a 2% net smelter return royalty, (“NSR”). The optioned interest did not include any interest in and to any mineral not contained within or immediately adjacent to or contiguous with the lithium-bearing pegmatite dykes. On September 13, 2019, we completed the purchase agreement by paying $250,000 in cash and by issuing $250,000 worth in shares (54,494 common shares). Pursuant to the option agreement, we retained the right to repurchase one-half of the 2% NSR for $1,000,000 at any time prior to commercial production.

On September 20, 2017, we entered into a second option agreement with Strider (the “Green Bay Agreement”), granting us the option to acquire an undivided 100% interest in all lithium-bearing pegmatite dykes on 10 more claims subject to a 2% NSR. The optioned interest did not include any interest in nor any mineral contained within or immediately adjacent to or contiguous with the lithium-bearing pegmatite dykes. On August 19, 2019, we announced that they exercised their option resulting in 100% interest paying a total of $250,000 in cash and by issuing $250,000 worth in shares (52,656 common shares issued) and by incurring $1,000,000 in exploration expenditures. Pursuant to the Green Bay Agreement, we retained the right to repurchase one-half of the 2% NSR for $1,000,000 at any time prior to commercial production. Finally, we acquired two more claims upon mutual agreement by both parties, which claims were added to the Green Bay Agreement. The two additional claims were staked by Strider on December 2017, as they were within a 2 km area of influence and were then registered with the Manitoba Mines Branch on January 10, 2018. The optioned interest provides indirect interest in and to all lithium bearing pegmatite dykes contained in, on or under the property and including, without limitation, all related commercial pegmatite minerals (“Pegmatite Minerals”). The option interest does not include any interest in gold and other precious metals or minerals or ore containing same, base metals or minerals or ore containing same, diamonds, garnets, amphiboles, and talc in or on the property.

Jean Lake Property

On July 30, 2021, we entered into an option agreement with Mount Morgan Resources Ltd. (“Mount Morgan”) whereby Mount Morgan granted us the sole and exclusive right and option (the “Jean Lake Option”) to acquire an undivided 100% interest in and to this 5-claim property. We may exercise the Jean Lake Option by making cash payments and common share issuances to Mount Morgan over a 48-month period (the “Jean Lake Option Period”) and by spending an aggregate of $200,000 on exploration on the property. After we have completed the foregoing share issuances and cash payments within the Jean Lake Option Period and spent an aggregate of $200,000 in exploration expenditures, the Jean Lake Option will be considered exercised, and we will own all of Mount Morgan’s interest in the Jean Lake property, subject to Mount Morgan’s right to retain a 2% net smelter royalty over the Jean Lake Property (the “Jean Lake NSR”). We have the right to repurchase 1% of the Jean Lake NSR in consideration of a cash payment of $1,000,000 to Mount Morgan.

Grass River Property

The Grass River Property consists of 29 claims totaling 15,664 acres (6,339 hectares). The Property was acquired by on the ground staking after a review of the geological characteristics of the property. The claims were then staked and registered with the Manitoba Mining Recorder in the name of Foremost Lithium on January 18, 2022. These claims were staked and registered by us with the Manitoba Mining Recorder on January 18, 2022. We announced on April 3, 2023 that an additional two claims were staked increasing it from 27 to 29 claims, and 14,873 acres (6,019 hectares) to 15,664 acres (6,339 hectares), linking the Grass River Property to its Peg North property, with contiguous borders.

Peg North Property

On June 28, 2022, we entered into an agreement (the “Peg North Agreement”) with Strider Resources Ltd. (“Strider”), acquiring an option to purchase a 100% interest (the “Peg North Option”) in the Peg North Property in consideration of cash and shares for the First Option over a five year period. The Peg North Property hosts an abundance of pegmatite dykes and captures the Northern extension of the Crowduck Bay fault. In addition, provided that the First Option has been exercised, we may purchase from Strider one half (1%) of the NSR Strider retains for a cash payment of $1.5 million (the “Second Option”). In order to exercise the Peg North Option and acquire a 100% interest in the Peg North Property, we must also spend a total of $3.0 million on exploration expenditures over the five-year option period to receive 100% interest in the Peg North Property.

Jol Property

On July 12, 2022, we acquired 100% interest in and to those certain undersurface mineral rights comprising Manitoba Mineral Disposition No. MB3530 from Mae De Graf (the “MB3530 Property”) by paying $8,000 cash and issuing $2,454 worth in shares (364 common shares). The MB3530 Property is subject to a 2% NSR.

Lac Simard South Property

In May 2023, we gained 100% interest in Lac Simard South Property, located in the Province of Quebec, amending a property acquisition agreement to purchase 100% interest in and to those certain undersurface mineral rights comprising a total of 60 claims, covering 8,612 acres (3,485 hectares). We closed the property acquisition agreement in September 2023, by paying an arm’s length vendors $41,533 cash and issuing $85,600 worth in shares (10,700 common shares). We have now earned a 100% interest of Lac Simard South property.

We staked an additional 20 mineral claims on Lac Simard South Property contiguous to the 60 claims, after which the final aggregate land size of the 80 claims is 11,482 acres (4,647 hectares).

Winston Property

We have held certain underlying royalties, a 100% ownership and option interest in certain claims in the Winston Gold and Silver Property located in Sierra County, New Mexico, USA (the “Winston Property”) within a previous wholly-owned subsidiary, Sierra Gold & Silver Ltd. (“Sierra”). On July 19, 2024, Rio Grande Resource Ltd. (“Rio Grande”) was incorporated under the laws of British Columbia solely for the purpose to effect the Arrangement. As part of the Arrangement, we transferred to Rio Grande all of the issued and outstanding shares of Sierra, resulting in the Winston Property being wholly-owned by Rio Grande.

4.B. Business Overview

Foremost is a rapidly growing Canadian exploration stage company committed to powering the clean energy revolution through strategic resource development. As the demand for carbon-free energy continues to accelerate, we believe that domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Our objective is to become a leading supplier of critical resources for a clean energy transition by strategically exploring and developing lithium and uranium assets. By focusing on developing both lithium and uranium resources, we feel that we can appeal to a broader range of investors interested in the clean energy sector.

As the global clean energy revolution accelerates, strong growth in electricity demand is prevalent, particularly highlighted by a projected growth rate of 4.3% year-over-year in 2024, up from 2.5% in 2023. This growth is largely driven by the electrification of various sectors, including electricity-intensive manufacturing for clean energy technologies, electric vehicles, and data centers as cited in recent IEA Electricity Report.

The shift toward low-emission energy solutions is expected to drive future demand for nuclear power, which provides a stable, low-carbon energy source. As countries work to reduce fossil fuel dependence, uranium and lithium—critical materials for nuclear reactors and battery storage—are seeing growing demand. This trend is further supported by increasing electrification in industries such as electric vehicles and renewable energy manufacturing.

We have strategically positioned the Company in regions with high potential for lithium and uranium exploration. Recently, we secured an option agreement with Denison to acquire up to a 70% interest in 10 properties encompassing over 330,000 acres in Saskatchewan’s Athabasca Basin, a region known for its high-grade uranium deposits and established mining infrastructure. The agreement with Denison establishes a strong presence for Foremost in a key uranium-producing area.

Our uranium portfolio is comprised of 45 claims across approximately 331,880 acres (134,307 hectares) surrounding and near large high-grade uranium operations, including the McArthur River and Cigar Lake mines. Furthermore, they are adjacent to the Wollaston-Mudjatik Transition Zone (WMTZ), which hosts currently producing uranium mines and mills in the Athabasca Basin. The properties range from grassroots exploration projects to those with significant historical exploration data and drill-ready targets, positioned to capitalize on this growing demand.

In our commitment to a sustainable future, we are focused on our lithium exploration efforts in Manitoba, where we are exploring the region's burgeoning lithium market, and where we plan to leverage favorable geological formations that are conducive to high-quality lithium extraction. Our goal is to become a strategic supplier to processors of battery-grade LiOH to supply the growing electric vehicle battery and battery storage markets as we hold 78 discrete mining claims covering over 43,000 acres (17,500 hectares) primed for lithium exploration. In addition, we hold 80 claims with our Lac Simard South property in Quebec on over 11,400 acres close to processors and concentrators.

As global demand for clean energy solutions accelerates, driven by the electrification of industries and the increasing reliance on renewable energy sources, Foremost’s dual focus on lithium and uranium enables us to meet the needs of a diverse array of markets. Our proactive exploration strategies, combined with our commitment to sustainable mining practices, ensure that we are not only positioned to capitalize on current trends but also contribute significantly to the energy transition. With strategic locations in some of North America's most resource-rich areas, we are poised to play a vital role in building a more sustainable and secure energy future.

Athabasca Uranium Properties

Foremost holds an option from Denison to acquire an up to 70% interest in 10 prospective uranium properties spanning over 330,000 acres in the prolific uranium rich Athabasca Basin in Saskatchewan, Canada. As global demand for decarbonization accelerates, the need for nuclear power is crucial, and we are well positioned to capitalize to meet the world’s growing energy transition goals. We are committed to a disciplined exploration strategy to prove up resources on existing drill-ready targets with identified mineralization along strike of recent major discoveries. Our 10 projects are separated into two distinct zones: the Eastern Athabasca Uranium Properties and the Blue-Sky Uranium Properties.

Figure 1. Athabasca Properties Map

Eastern Athabasca Uranium Properties

The seven projects identified in the Eastern Athabasca Uranium area include Murphy Lake South, Hatchet Lake, Turkey Lake, Torwalt Lake, Marten, Wolverine, and Epp Lake. These properties are situated in the eastern portion of the Athabasca Basin in northern Saskatchewan, Canada. The region experiences a subarctic climate characterized by short, mild summers, with temperatures ranging from 15°C to 20°C, and long, very cold winters, where temperatures can drop to between -20°C and -30°C. Precipitation is moderate, with most rainfall occurring during the summer months, while snowfall is common throughout the lengthy winter. The landscape is dominated by boreal forest, numerous lakes, and exposed Precambrian bedrock, with the terrain generally being flat to gently rolling, though some areas exhibit higher relief.

Figure 2. Eastern Athabasca Properties Map

Access to these properties is primarily facilitated by provincial highways and secondary roads, with winter roads being utilized to reach more remote locations. The region also hosts several small airports and airstrips. Electrical power is available from the provincial grid, although some remote sites depend on diesel generators. The Eastern Athabasca Basin is recognized as a well-established uranium mining district, boasting a long history of exploration and production. Several major uranium deposits, such as those at Rabbit Lake, McClean Lake, McArthur River and Cigar Lake, have been discovered and mined in the area. Geologically, the properties are located within the Athabasca Basin, a Paleoproterozoic sedimentary basin that overlays Precambrian basement rocks, with uranium deposits often found at or near the unconformity between the Athabasca sandstone and the underlying basement rocks. The most prospective exploration ground in the eastern portion of the Athabasca Basin region is typically located near the Wollaston-Mudjatik Transition Zone (WMTZ) and has largely been staked by existing uranium producers, developers, and explorers. Historical drilling on these properties has primarily focused on the potential of unconformity-type/sandstone mineralization. This presents further opportunities for continued exploration with the recent discovery of the Arrow deposit defining basement-hosted mineralization, this potential remains largely untapped across the basin.

Blue Sky Uranium Properties

The three projects identified in the Blue Sky Property area consist of Blackwing, GR, and CLK, all of which are located in the northern portion of Saskatchewan, Canada. Similar to the Eastern Athabasca region, the Blue Sky properties experience a subarctic climate characterized by long, cold winters and short, mild summers, with temperatures ranging from average highs of 18°C in July to average lows of -25°C in January. Precipitation is relatively low, mostly occurring as snow during the winter months. The landscape is defined by boreal forest, lakes, and rocky terrain, and is notably more remote and less developed than the Eastern Athabasca region. Access to these properties is limited, with some being reachable via gravel roads and winter roads, while air access remains essential for exploration and development activities, as power is typically supplied by diesel generators.

Figure 3. Blue Sky Properties Map

The Blue Sky properties are located in an area of the Athabasca Basin that is less explored compared to the eastern region. While there has been some historical exploration activity, the area is considered to hold significant potential for new uranium discoveries. Geologically, the properties are situated within the Athabasca Basin and are underlain by formations similar to those found in the Eastern Athabasca region, with uranium mineralization expected to be associated with the unconformity between the Athabasca sandstone and the Precambrian basement rocks. Our mission is to continue actively exploring and developing our promising yet underdeveloped land package in the Athabasca Basin. Our portfolio includes properties that host high-grade mineralization alongside or within historical high-grade uranium deposits, as well as greenfield, near virgin territories.

As the world transitions towards a clean energy future, we have identified the crucial role of uranium as a low-cost fuel for emission-free electricity. The increased global demand for a net-zero environment has brought further focus to uranium as an essential component to meet global net zero targets. Foremost’s development plans include delivering low-cost energy fuel solutions to capitalize on the unprecedented global push to decarbonize electric grids.

Uranium Industry and Market

The urgent need for a sustainable energy future has intensified the search for alternative fuel sources, with nuclear power emerging as a crucial component in combating climate change. It stands out for its ability to generate significant amounts of energy with minimal carbon emissions, making it a reliable option for baseload electricity—essential for modern energy systems. According to various studies, nuclear power not only has the lowest carbon footprint among energy sources but also offers a dependable strategy to phase out fossil fuel reliance, thus increasing demand for uranium, the key fuel for nuclear reactors.

As nations commit to ambitious climate goals, the role of nuclear energy has gained renewed importance. At the 2023 United Nations Climate Change Conference (COP 28), 22 countries acknowledged nuclear energy's role in their energy security strategies, pledging to triple nuclear capacity by 2050. The IEA published reports that as of 2023 that there were 440 operating nuclear reactors worldwide, with another 60 small modular reactors (“SMRs”) under construction, highlighting the potential for nuclear energy to address future energy demands.

The Promising Role of Small Modular Reactors (SMRs)

SMRs offer a solution to the challenges faced in the traditional nuclear landscape. These advanced reactors typically have a power capacity of up to 300 MW(e) per unit, one-third of that of conventional reactors. The World Nuclear Association's Nuclear Fuel Report outlines compelling advantages:

1.

Lower Costs: SMRs require less upfront capital due to their smaller size and modular design, allowing for competitive pricing based on per-unit electricity costs. Economic efficiencies arise from factory fabrication and simplifications in design.

2.

Quicker Deployment: Traditional reactors can take up to 12 years to enter service; in contrast, SMRs can be produced in factories and deployed within three years. This expediency is vital for meeting immediate electricity demands.

3.

Siting Flexibility and Land Efficiency: SMRs can be installed in various locations, including decommissioned coal power plants, maximizing existing infrastructure while requiring less land than traditional reactors.

4.

Enhanced Safety: The simplified designs, coupled with passive cooling systems, improve safety features naturally compared to conventional reactors, allowing extended refueling intervals and lower operational risks.

The Supply Landscape

Despite the promising potential of nuclear energy, achieving a sustainable uranium supply is fraught with challenges. The global uranium market has been affected by fluctuating prices, mine closures, and geopolitical dynamics, leading to a structural deficit in uranium supply. This deficit is exacerbated by underinvestment in new exploration projects and operators shifting towards physical uranium purchases as an investment. The World Nuclear Association's Nuclear Fuel Report forecasts that without new uranium entering the market, demand will surpass supply within the next decade due to expanding nuclear programs.

Figure 4. Uranium Supply Outlook Sourced from World Nuclear Association August 2024

Geopolitical Events Affecting the Uranium Market

Geopolitical events have historically shaped the uranium market. Political instability in key sourcing regions can create supply risks that affect global prices. For instance, the Payne Institutes stated “Niger, a significant uranium producer, experienced political upheaval in 2023, leading to increased uncertainty about uranium supply from the region”. The geopolitical dynamics have prompted countries to focus on energy independence, as seen in the U.S. with the “Prohibiting Russian Uranium Imports Act” and the “ADVANCE Act,” both aimed at strengthening domestic uranium production and enhancing energy security.

A 2024 Reuters article noted that Japan’s gradual restart of nuclear reactors, following the post-Fukushima shutdown, could significantly influence future uranium demand.

Pricing Trends in the Uranium Market

The uranium market is currently pivoting from being inventory-driven to production-oriented. Following a low of approximately $17.75 per pound uranium concentrate (commonly referred to as “U3O8”) in 2016, prices rebounded significantly, reaching $107.00 per pound U3O8 by February 2024. This upward trend in pricing reflects the interplay of renewed interest in nuclear energy, geopolitical events, and market expectations, illustrating the need for increased uranium supply to meet rising demand.

Fig 5. Uranium Pricing Chart Courtesy of Cameco

The International Energy Agency reported in 2023 that the anticipated growth in global electricity demand was expected to rise at 3.4% annually over the next few years due to economic recovery and decarbonization efforts—further emphasizes the role of uranium in the energy transition.

The Role of AI and Data Centers in Expanding Demand

As demand for electricity surges, data centers and artificial intelligence (AI) have become significant contributors to this growth. Projections estimate that electricity consumption from these sectors could double by 2026, with global data centers having consumed approximately 460 terawatt-hours (TWh) in 2022. This sharp increase is partly driven by the expanding digital economy and the proliferation of AI applications, which require substantial energy to operate efficiently. As electricity demand continues to rise, the interplay between uranium production and these burgeoning energy needs will become increasingly critical.

Major tech companies, such as Microsoft and Google, have announced significant investments in sustainable energy solutions, reinforcing the role of nuclear power as a reliable energy source that could help meet this burgeoning demand. These investments indicate a commitment to not only advancing technology but also ensuring that energy consumption aligns with global sustainability goals. This convergence of energy needs and technological advancement will likely bolster the demand for uranium as industries pivot towards cleaner energy sources.

The future of uranium exploration, especially for companies like Foremost operating in the Athabasca Basin, is shaped by multiple factors including the anticipated nuclear renaissance and the growing role of small modular reactors. As the world pivots towards an energy landscape dominated by low-carbon sources, the demand for uranium as a key fuel for nuclear reactors is expected to surge. While geopolitical risks and evolving regulatory frameworks may pose challenges, the long-term outlook remains strong, highlighting the necessity for exploration and production investments.

We will have a unique opportunity to play in crucial role in this transition, while we navigate the complexities of market conditions and capitalize on the rising demand for clean energy solutions. Ultimately, to sustain long-term growth, we must be proactive in adapting to technological advancements, align with government policies, and address supply chain vulnerabilities to ensure sustainability in the burgeoning nuclear energy market.

Project Overview - Athabasca Uranium Projects

Hatchet Lake

N
Athabasca Basin
Richardson Trend
LaRocque Lake Conductive Corridor
Hurricane
Larocque Lake Zone
Alligator
Tuning Fork
Athabasca Basin
Historic Drilling
Mines and Deposits
Deposit
Past Producing Mine
Producing Mine
Uranium Mills
Hatchet Property
Foremost/Denison Option
0 5 10 15 km
McClean Lake
Roughrider
Midwest
Dawn Lake
Points North
Tamarack
Collins Bay A
Eagle Point North
McClean Lake
FOREMOST CLEAN ENERGY

Figure 5. Hatchet Lake Uranium Property

The Hatchet Lake Property encompasses nine (9) mineral claims within two (2) claim blocks (Richardson and South), totaling 25,234 acres/10,212 hectares located in the northeast region of the Athabasca Basin, approximately 400 kilometers north of La Ronge via highway 905 and 30 kilometers north of Points North Landing. Access to the property is via fixed-wing aircraft or helicopter from Points North Landing or by a network of winter roads running north from the McClean Lake mine, a joint venture project with Denison and Orano Canada Inc. (Denison owns 22.5%/Orano owns 77.5%) is located 23 kilometers south of the property’s southern boundary. The GPS coordinates for the center of the property are approximately Latitude: 56.0964° N, Longitude: 104.9370° W.

The Hatchet Lake Property is divided into four (4) grids: Richardson, Beta, Hatchet South, and Tuning Fork, and is situated within 1.5 km of the Athabasca Basin margin, which allows for shallow sandstone cover (less than 220 meters) providing efficient and cost-effective drill testing capabilities.

Geology

The Hatchet Lake area is situated along the northeastern margin of the Athabasca Basin in northern Saskatchewan, a region renowned for hosting high-grade unconformity-type uranium deposits. The basement rocks underlying the Hatchet Lake Property are part of the Hearne Subprovince of the western Churchill Province. These rocks are predominantly composed of Archean to Paleoproterozoic granitic to granodioritic gneisses, quartz-feldspar pegmatites, and locally interleaved pelitic to psammitic metasedimentary rocks. Importantly, the Hatchet Lake area is intersected by the Wollaston-Mudjatik Transition Zone—a major structural corridor associated with numerous high-grade uranium discoveries. The combination of graphitic metasediments, strong faulting, and hydrothermal alteration makes this area highly prospective for both basement-hosted and unconformity-associated uranium deposits.

Exploration

The exploration history of the Hatchet Lake Property spans several decades and includes various methodologies such as airborne surveys, ground geophysics, and extensive diamond drilling as well and ground prospecting. These activities aimed to delineate mineralized zones and evaluate the potential for significant uranium resources. The property has an extensive exploration history from the 1960’s to recent with positive results focused on sandstone hosted unconformity related mineralization systems. In recent years, basement-hosted mineralization has been identified at substantial depths below the unconformity and this style of mineralization remains largely untested at the Hatchet Lake Property

Historical Drilling

The exploration history of the Hatchet Lake Property dates back to the 1960s when initial efforts were focused on identifying airborne conductors and radioactive boulders, particularly in the Garnet Hill area. This exploration led to the discovery of boulders that recorded radioactivity levels of up to 7,500 counts per second (CPS). In the subsequent years, more targeted drilling began. In 1979 - 1980, Uran Gesellschaft conducted a 35-drill hole campaign a total of 1375 meters and in 1983 the Saskatchewan Mining and development Association (“SMDA”) completed an additional 16 holes totaling 2310 meters. Results from these campaigns delineated areas with extensive alteration and anomalous geochemistry along with elevated radioactivity near the unconformity. Various drill campaigns were conducted from the 1980’s – early 2000’s highlighting the properties discovery potential.

Drilling in 2008 consisted of three holes totaling 558.6 meters targeting the Richardson and Hatchet South conductive trends as a follow-up to the ground based electromagnetic surveys. This was followed by a pivotal drilling program in 2010, which consisted of ten holes totaling 2,161.1 meters in the Tuning Fork area. Notable intersections included drill hole HL-10-01, which encountered grades of 0.1% U3O8and 0.02% U3O8 over one meter within a broader zone of heightened radioactivity attributed to faulted and altered graphitic pelite approximately 50 meters below the unconformity. Drill hole HL-10-03 further identified over 100 meters of significant alteration and faulting in the basement units.

The exploration continued in 2011, with three drill holes completed for a total of 801.7 meters. All drilled holes from this campaign encountered fault zones and strong alteration. Noteworthy results from drill hole RL-11-01 included a 0.4-meter intercept of 0.13% eU3O8 at the contact of a sulphide-rich pegmatite, along with additional mineralization found in sulphide-rich pelite.

In 2013, a more extensive drilling campaign occurred, involving twelve holes and totaling 2,360.6 meters. Significant findings included drill hole RL-13-13, which reported an impressive 1.52% U3O8 over 0.15 meters, located approximately five meters below the unconformity. Additionally, drill hole RL-13-16 revealed uranium mineralization straddling the unconformity, grading 0.45% U3O8 over 2.3 meters, characterized by hydrothermal hematite alteration.

In 2014, focused evaluation drilling totaled 2,038 meters across ten holes, with drill hole RL-14-19 intersecting a broad zone of weak uranium mineralization averaging 0.025% U3O8 over

8.5 meters. Drill hole RL-14-27 returned significant base metal mineralization, including 3.3% Pb, 0.27% Zn, and 19.6 g/t Ag over 9.6 meters.

The exploration continued to gain momentum in 2015 with a total of 2,547 meters drilled across nine holes in the Tuning Fork grid area. Notable highlights from this campaign include drill hole TF-15-01, which intersected a zone of intense basement clay alteration with elevated uranium values of 491 ppm U. Drilling programs during this period demonstrated the presence of significant structures and alterations consistent with uranium mineralization.

The most recent drill programs in 2024 showcased continued success, particularly in the Richardson and Tuning Fork areas. Drill hole RL-24-29 highlighted strong uranium mineralization with notable results of 0.11% U3O8 (901 ppm U) from 81.2 to 81.4 meters and 0.04% U3O8 (354 ppm U) from 81.4 to 81.9 meters. The Tuning Fork area also indicated anomalous mineralization, with assays reflecting elevated levels of pathfinder elements suggestive of a mineralizing systems capable of hosting uranium deposits warranting further follow up.

Quality Control and Quality Assurance

Sampling, Analysis and Data Verification:

Assay sample intervals are generally 20 to 50 centimetres long, with samples selected to characterize intervals of elevated radioactivity and/or indicative alteration. Systematic geochemistry samples are collected every 5 metres down the hole. All assayed core is split in half, with one half retained and the other sent to the Saskatchewan Research Council Geoanalytical Laboratory in Saskatoon for analysis. For results from Hatchet Lake, Denison, as operator, has performed detailed QAQC and data verification of all datasets.

Property Claims Table

Project	Disposition Number	Size (Hectares)	Expiry Date	Yearly Holding Costs	Holder
Hatchet Lake	S-107747	492.	6/13/2030	12,304.47	DENISON MINES CORP 70%/ Anthem/30%
Hatchet Lake	S-107749	367	6/13/2030	9,170.54	DENISON MINES CORP 70%/ Anthem/30%
Hatchet Lake	S-113379	1428	1/24/2027	35,707.14	DENISON MINES CORP 70%/ Anthem/30%
Hatchet Lake	S-113378	3190	1/25/2028	79,742.52	DENISON MINES CORP 70%/ Anthem/30%
Hatchet Lake	S-113377	211	1/24/2029	5,274.25	DENISON MINES CORP 70%/ Anthem/30%
Hatchet Lake	S-113376	416	1/24/2029	10,398.00	DENISON MINES CORP 70%/ Anthem/30%
Hatchet Lake	S-113375	1227	1/24/2028	30,668.06	DENISON MINES CORP 70%/ Anthem/30%
Hatchet Lake	S-113366	2382	6/13/2026	59,557.55	DENISON MINES CORP 70%/ Anthem/30%
Hatchet Lake	S-113363	499	6/24/2026	12,465.89	DENISON MINES CORP 70%/ Anthem/30%

TOTAL NUMBER OF CLAIMS = 9 | TOTAL AREA = 25,234 acres (10,212 hectares)

Permitting and Licensing

The permitting process for the Hatchet Lake Property involves compliance with the Saskatchewan Ministry of Energy and Resources, as well as adherence to environmental regulations and industry standards. To obtain a drill permit approved with the Mining Branch in Saskatchewan, applicants should begin by thoroughly researching relevant legislation and regulations, including the Mineral Resource Act, and assessing the proposed drilling site for any environmental concerns. The next step involves preparing and submitting a comprehensive application to the Ministry of Energy and Resources’ Mining Branch, detailing project objectives, proposed drilling locations, and any planned environmental management strategies. It is essential to identify Indigenous communities that may be affected by the proposed activities and engage with them early in the process to provide information about the project and gather their input, following any consultation requirements set by the government.

Once the application is submitted, an environmental assessment may be required to evaluate the potential impacts of drilling on the surrounding environment, depending on the project’s scale and location. The Mining Branch will then review the application, consulting with other governmental agencies and stakeholders to ensure that it meets regulatory standards and adequately addresses environmental and community concerns. If the application satisfies all requirements, a drill permit will be issued, outlining specific conditions that must be followed during drilling activities, including environmental safeguards. Following permit issuance, the applicant must ensure compliance with all stipulations and conditions throughout the drilling process, continuing to engage with Indigenous communities and uphold environmental protections.

Exploration Permits

Company	License/Permit	Issuing Authority	Issuance Date	Permit Expiry
Foremost Clean Energy	ENV File: 24-14-M0434	Saskatchewan Environmental Lands Branch	02/01/2025	12/31/2025
Company	License/Permit	Issuing Authority	Issuance Date	Permit Expiry
Foremost Clean Energy	ENV File: 24-14-M0434	Saskatchewan Environmental Lands Branch	02/01/2025	12/31/2025

Developmental Activities

On April 04, 2025, we announced the commencement of a ~2,000 metre drill program at the Hatchet Lake Property designed to test 4-6 high-priority target locations along the Tuning Fork and along the Richardson conductive trends. This fully funded and permitted program aims to assess the continuity of known uranium mineralization while exploring under-tested conductive anomalies identified through historical geophysical surveys. By focusing on areas with confirmed mineralization and anomalous geochemical signatures highlighted by our previous drilling results, we seek to evaluate geological structures similar to those associated with known high-grade deposits in the Athabasca Basin.

In addition to established target areas, the program will also focus on over 600 meters of untested conductor strike length revealed by recent ground-based electromagnetic (EM) surveys. This approach is designed to enhance our understanding of the location of graphitic pelites – known host rock of earthern Athabasca deposits – while targeting sites marked by significant structural disruption and hydrothermal alteration. Our goal is to uncover new discoveries that could contribute to the identification of a significant mineral resource at the Hatchet Lake Property and further establish its value within our strategic portfolio.

Infrastructure

The Hatchet Lake Property benefits from proximity to established transportation routes. Access is facilitated by winter roads leading north from the McClean Lake mine and mill, as well as air access via fixed-wing aircraft and helicopters from Points North Landing. The existing infrastructure supports logistics for equipment, personnel, and supplies, making exploration activities more efficient.

Further enhancements to infrastructure, such as temporary camps for exploration crews and communication facilities, are anticipated to be implemented during drilling campaigns to facilitate operations. There is also potential for establishing more permanent facilities should exploration results prove promising.

Murphy Lake South

FOREMOST CLEAN ENERGY
N
Athabasca Basin
Richardson Trend
LaRocque Lake Conductive Corridor
Hurricane
Larocque Lake Zone
Hatchet Lake
Turkey Lake
Tuning Fork
Alligator
MP-08-01
Murphy Lake
Athabasca Basin
Mineralized DDH
Mines and Deposits
Deposit
Past Producing Mine
Producing Mine
Uranium Mills
Murphy Lake Mineral Claims
Foremost/Denison Option
0 5 10 15 km
McClean Lake
Roughrider
Midwest
Dawn Lake
Points North
Torwalt
Collins Bay A
Eagle Point South
Tamarack
McClean Lake

Figure 6. Murphy Lake South Uranium

The Murphy Lake South Uranium Property, located approximately 30 kilometers northwest of the McClean Lake mill within the eastern edge of the Athabasca Basin, comprises six mineral claims totaling 17,676 acres (7,153 hectares). This property is situated in proximity to the Laroque Lake conductive corridor, which hosts significant uranium deposits, including the Hurricane, Alligator, and LaRocque deposits. The GPS coordinates for the properties are approximately Latitude: 56.1540° N, Longitude: 104.6880° W.

Geology

The Murphy Lake South Property is situated near eastern margin of the Athabasca Basin, an area prolific for hosting some of the world’s highest-grade uranium deposits. The property is characterized by a relatively shallow cover of Athabasca Sandstone, with thicknesses varying between 200 to 350 meters, which overlies the unconformity that marks the boundary between the younger sedimentary strata and the underlying crystalline basement rocks. The basement geology is primarily composed of metamorphic rocks belonging to the Wollaston and Mudjatik Domains, characterized by a variety of lithologies, including graphitic and pyritic pelites, semi-pelites, granites and pegmatites. The structural geology within the property exhibits features typical of the Mudjatik Domain, with Archean granite-gneiss domes surrounded by phyllitic and pelitic metasediments exhibiting significant structural deformation.

It is proximal to the La Rocque Lake Conductive Corridor, which is known for its association with notable uranium mineralization, including established deposits such as the Hurricane and Alligator deposits. This corridor along with the property's configuration suggests the presence of a favorable geological environment for uranium mineralization, indicating a potential for unconformity-related deposits. Hydrothermal alteration features, evidenced by extensive clay alteration and hematite development, have been observed in historical drilling, particularly near the unconformity.

Preliminary drilling campaigns, notably the 2015 program, included drill hole MP-15-03, which intersected a mineralized zone featuring 0.25% U3O8 over 6.0 meters, associated with a zone of intense sandstone alteration characterized by silicification and clay alteration above the unconformity. Geophysical surveys conducted on the property, including DC/IP methods, have delineated zones of low resistivity that correlate with prospective hydrothermal alteration zones associated with reactivated basement faults.

Exploration

The Murphy Lake South Property has had a history of exploration and drilling campaigns that have significantly contributed to understanding its uranium potential. In 2014, a DC/IP survey was conducted, collecting a total of 12.8 kilometers of data along eight survey lines spaced 200 meters apart. This survey identified zones of low resistivity in the sandstone column, interpreted to be associated with significant hydrothermal sandstone alteration linked to reactivated basement faults, delineating prime exploration targets. Following this, in 2015, a diamond drilling program was executed, totaling 1,818 meters across five holes, specifically targeting selected resistivity anomalies along the southern conductive trend. Notably, drill hole MP-15-03 encountered 0.25% U3O8 over 6.0 meters, showcasing strong alteration that included silicification and clay alteration, while the remaining four holes also detected significant structures and alteration, which is suggestive of a highly prospective mineralized system.

In 2016, a further drilling program was conducted, comprising approximately 3,700 meters across ten holes, aimed at testing targets along strike from drill hole MP-15-03. This campaign confirmed the continuity of the hydrothermal sandstone alteration system over an impressive 850-meter strike length. It also revealed weak uranium mineralization in three of the drilled holes (MP-16-08, MP-16-11, and MP-16-17), with drill hole MP-16-08 intersecting uranium mineralization linked with a parallel graphitic fault zone, reporting grades of 0.183% U3O8. Continuing into 2017, nine holes totaling 3,433 meters were drilled, aimed at further exploring potential strike extensions of mineralization identified in previous programs. Drill hole MP- 17-19 highlighted significantly altered sandstone with elevated radioactivity, returning uranium values ranging from 126 to 1,320 ppm U over a 6-meter interval.

Property Claims Table

Project	Disposition Number	Size (Hectares)	Expiry Date	Yearly Holding Costs	Holder
Murphy Lake South	S-107542	888.00	1/16/2031	$22,200.04	DENISON MINES CORP 100%
Murphy Lake South	S-107704	1,402.00	1/29/2030	$35,045.34	DENISON MINES CORP 100%
Murphy Lake South	S-113370	1,061.81	1/26/2032	$26,545.23	DENISON MINES CORP 100%
Murphy Lake South	S-113371	780.19	1/26/2032	$19,504.77	DENISON MINES CORP 100%
Murphy Lake South	S-113373	2,432.16	3/8/2032	$60,803.87	DENISON MINES CORP 100%
Murphy Lake South	S-113374	589.38	3/9/2034	$14,734.51	DENISON MINES CORP 100%

TOTAL NUMBER OF CLAIMS = 6 | TOTAL AREA = 17,676 acres (7,153 hectares)

Permitting and Licensing

The permitting process for the Murphy Lake South Property involves compliance with regulations set by the Saskatchewan Ministry of Energy and Resources. This includes adhering to environmental regulations and industry standards while preparing and submitting a comprehensive application that outlines project objectives, proposed drilling sites, and environmental management strategies and have followed all applicable procedures. For a full outline of permitting requirements in Saskatchewan, see “Project Overview – The Athabasca Uranium Properties – The Hatchet Lake Property - Permitting”.

Infrastructure

The Murphy Lake South Property benefits from its proximity to established infrastructure, benefiting from its strategic location within the eastern edge of the Athabasca Basin, approximately 30 kilometers northwest of the McClean Lake mill, which provides a crucial processing facility for uranium extraction. The infrastructure in the area is relatively well-developed, facilitating exploration and potential mining operations, serviced by a network of winter roads that support logistical activities and transportation during ice conditions. These roads provide crucial access to the property for vehicles and equipment, easing transportation of personnel and supplies. In addition to road access, the property can be accessed by air, allowing for efficient mobilization of crews and equipment via fixed-wing aircraft and helicopters.

Developmental Activities

Historical drilling results have demonstrated strong correlations between identified resistivity targets and the presence of mineralization, providing a solid foundation for ongoing exploration efforts, including promising uranium mineralization, highlighted by findings from drill holes such as MP-15-03 and MP-17-19. We are currently developing exploration drilling plans for the Murphy Lake South Property, with the drilling program divvied into two phases. Phase 1 drilling, expected to take place during the summer of 2025, will involve approximately 1,500 meters of diamond drilling targeting the unconformity intersection of semi-brittle graphitic faults, identified from historical drilling that returned anomalous uranium concentrations. Phase 2 is anticipated for late 2025 and will focus on testing geophysical anomalies that may represent significant structures coincident with clay alteration.

CLK Property

Figure 7. CLK Uranium Property Map

Property The CLK Property encompasses 25,753 acres (10,422 hectares) and is situated approximately 30 kilometers south of the Athabasca Basin margin, overlapping the northwestern edge of the Snowbird Tectonic Zone, and adjacent to prominent Black Lake Fault. The interplay of these prominent structures remain prospective for high grade uranium mineralization hosting several uranium occurrences. The property was staked in November 2023, indicating a strategic initiation of exploration efforts in this prospective area. The GPS coordinates for the center of the CLK Property are approximately Latitude: 58.4800° N, Longitude: 104.6890° W.

Geology

The geologic landscape of the CLK Property is characterized by its location within Tantato domain of the Hearne Province. The Snowbird Tectonic Zone, which is significant for its structural features that may facilitate uranium mineralization. Historical drilling has revealed the presence of pitchblende, a primary uranium ore, within the basement rock, confirming the region’s potential for hosting significant mineralization at depth. The shallow depth to the unconformity, combined with largely untested basement potential, further enhances the likelihood of discovering new resources beneath the surface.

Exploration Activities

The exploration history of the CLK Property includes two significant historical drilling campaigns in 1997 and 2000. Notable drill results from this period are:

●	CLG-D1: Intersected 8,600 ppm U at a depth of 862 meters, hosted in pitchblende stringers just below the unconformity.
●	CLG-D5: Encountered 510 ppm U at approximately 900 meters depth, immediately above the unconformity.

In 2025, we engaged Expert Geophysics Surveys Inc. to conduct a 771 line-kilometer MobileMT™ airborne geophysical survey to enhance understanding of conductive trends that are prospective for uranium mineralization, particularly at depths where earlier drilling focused. This survey will provide high-resolution subsurface mapping that modern technologies afford, allowing for the identification of deep basement conductors and structural extensions associated with previously encountered mineralization.

Property Claims Table

Project	Disposition Number	Size (Hectares)	Expiry Date	Yearly Holding Costs	Holder
CLK Property	MC00017870	5,681.37	2/12/2026	$85,220.59	DENISON MINES CORP: 100%
CLK Property	MC00017872	4,740.41	2/12/2026	$71,106.07	DENISON MINES CORP: 100%

TOTAL NUMBER OF CLAIMS = 2 | TOTAL AREA = 25,753 acres (10,422 hectares)

Permitting and Licensing

The permitting process for the CLK Property will adhere to the requirements of the Saskatchewan Ministry of Energy and Resources. This includes conducting environmental assessments and obtaining the necessary exploration permits prior to commencing drilling activities. Engaging with Indigenous communities and meeting consultation requirements will also be integral to successfully obtaining these permits. “Project Overview – The Athabasca Uranium Properties – The Hatchet Lake Property - Permitting”.

Infrastructure

The CLK Property is located within the Athabasca Basin, an area known for its established mining infrastructure. The property is connected by a network of regional roads and winter access routes that facilitate transportation of personnel, equipment, and supplies. These winter roads are used during colder months for safe travel. Air access is available, allowing the property to be reached via charter flights using fixed-wing aircraft or helicopters from nearby communities, including Points North Landing. This facilitates efficient mobilization of drill crews and materials for exploration activities.

The McClean Lake mill is located approximately 30 kilometers from the CLK Property and serves as a processing facility for uranium ore. The region has access to local electrical infrastructure, providing power supply for exploration camps and drilling operations. Communication networks are established in the area to support operational coordination and data management. The presence of nearby mining operations and established companies provides additional support services, including transportation logistics, equipment rental, catering, and camp services. These infrastructure elements contribute to a conducive environment for exploration and potential future development at the CLK Property

Developmental Activities

Current plans for the CLK Property include both the scheduled MobileMT™ airborne geophysical survey to commence data collection in late April or early May of 2025 and a follow-up diamond drilling program anticipated to encompass approximately 2,000 meters. This phased approach aims to target known mineralization extensions and explore additional geophysical anomalies, enhancing the property’s potential for uranium discovery and resource development.

Turkey Lake Property Overview

The Turkey Lake Property consists of one mineral claim over 9,363 acres (3,789 hectares) situated on the eastern margin of the Athabasca Basin in Saskatchewan. The property is strategically located, bordering the northern claim boundary of Denison’s Wolly Joint Venture project, which is operated by Orano Canada, approximately 23 kilometers north of the McClean Lake Mill and 25 kilometers north of the Eagle Point Mine. Access to the property is via fixed-wing aircraft from Points North Landing, the Hatchet Lake Lodge winter road (permission required), or through a network of winter roads leading north from the McClean Lake Operation site. The property is centered on E 576,151 m and N 6,490,183 m (NAD83 UTM Zone 13N).

Figure 8. Turkey Lake Uranium Property

The Turkey Lake Property consists of one mineral claim over 9,363 acres (3,789 hectares) situated on the eastern margin of the Athabasca Basin in Saskatchewan. The property is strategically located, bordering the northern claim boundary of Denison’s Wolly Joint Venture project, which is operated by Orano Canada, approximately 23 kilometers north of the McClean Lake Mill and 25 kilometers north of the Eagle Point Mine. Access to the property is via fixed-wing aircraft from Points North Landing, the Hatchet Lake Lodge winter road (permission required), or through a network of winter roads leading north from the McClean Lake Operation site. The property is centered on E 576,151 m and N 6,490,183 m (NAD83 UTM Zone 13N).

Geology

The Turkey Lake Property is geologically situated within a favorable environment for uranium mineralization, as evidenced by its proximity to known conductive corridors. The property has a sandstone-covered portion associated with historic drill results, where previous drilling efforts identified uranium mineralization near the sub-Athabasca unconformity.

Exploration Activities

Historical exploration at Turkey Lake was conducted by Gulf Minerals and Cameco Corporation from 1979 to 2009, focusing on various drilling campaigns that returned significant results. Notably, drill hole TUR-4 intersected 0.136% U3O8 over 0.6 meters, encapsulated within the sandstone column just above the unconformity. A series of subsequent drill holes encountered elevated radioactivity and confirmed the potential for mineralization.

Property Claims Table

Project	Disposition Number	Size (Hectares)	Expiry Date	Yearly Holding Costs	Holder
Turkey Lake	S-110919	3,789.00	3/7/2034	$94,715.32	DENISON MINES CORP:100%

TOTAL NUMBER OF CLAIMS = 1 | TOTAL AREA = 9,363 acres (3,789 hectares)

Permitting and Licensing

The permitting process for the Turkey Property will adhere to the requirements of the Saskatchewan Ministry of Energy and Resources. This includes conducting environmental assessments and obtaining the necessary exploration permits prior to commencing drilling activities. Engaging with Indigenous communities and meeting consultation requirements will also be integral to successfully obtaining these permits. For further information see :”Project Overview – The Athabasca Uranium Properties – The Hatchet Lake Property - Permitting”.

Infrastructure

The property lies within established infrastructure in the eastern margin of the Athabasca Basin, enhancing its operational efficiency for exploration activities. Access to the property is facilitated by a network of winter roads leading from the McClean Lake Operation site, which allows for the transportation of personnel, equipment, and supplies during the colder months. Additionally, air access is available, enabling quick mobilization via charter flights using fixed-wing aircraft or helicopters from nearby communities such as Points North Landing.

Located approximately 23 kilometers north of the McClean Lake Mill and 25 kilometers north of the Eagle Point Mine, the property’s proximity to these significant processing facilities further supports logistics for future operations. This nearby infrastructure is critical, as it not only enhances the accessibility of the site but also provides necessary utilities and facilities that could be utilized for exploration and potential development of uranium resources within the Turkey Lake Property. Overall, the available infrastructure positions the Turkey Lake Property as a strategically advantageous site for exploration and future potential mining operations.

Developmental Activities

Development activities on the Turkey Lake Property focus on planning for drilling programs that will further test previously identified mineralization zones. Expectations are set to utilize historical data and modern exploration techniques to refine target locations for future resource evaluation.

Torwalt Lake

Figure 9. The Torwalt Uranium Property (Background: VTEM TauBF Map)

The Torwalt Lake Property comprises one mineral claim covering 2,007 acres (812 hectares) and is located five kilometers east of Points North Landing in the eastern portion of the Athabasca Basin. The property is situated between significant uranium deposits, including the Midwest (Orano-Denison), Tamarack (Cameco-Orano), and McClean Lake (Orano-Denison) uranium deposits. Provincial Highway 905 passes through the southwestern tip of the property, and drill roads extend through the western half of the claim. The property is centered on E 561,751 m and N 6,460,482 m (NAD83 UTM Zone 13N).

Geology

The geology of the Torwalt Lake Property consists of Athabasca Group sandstones that unconformably overlie highly deformed and metamorphosed rocks of the western Wollaston Domain. The structural setting is favorable for uranium mineralization, indicated by the proximity to significant deposits in the region.

Exploration Activities

The exploration history includes various surveys completed by Cameco in the early 1990s, including IP-Resistivity and EM surveys that defined multiple conductors across the property. The most significant drilling to date occurred in 2016, where drill hole TWL-16-02 intersected faulted graphitic lithologies, indicating potential for uranium mineralization.

Property Claims Table

Project	Disposition Number	Size (Hectares)	Expiry Date	Yearly Holding Costs	Holder
Torwalt Lake	S-107372	812.00	7/31/2028	$20,313.18	DENISON MINES CORP.: 100.000%

TOTAL NUMBER OF CLAIMS =1 | TOTAL AREA = 2,007 acres (812 hectares)

Permitting and Licensing

The permitting process for the Torwalt Property will adhere to the requirements of the Saskatchewan Ministry of Energy and Resources. This includes conducting environmental assessments and obtaining the necessary exploration permits prior to commencing drilling activities. Engaging with Indigenous communities and meeting consultation requirements will also be integral to successfully obtaining these permits. “Project Overview – The Athabasca Uranium Properties – The Hatchet Lake Property - Permitting”.

Infrastructure

The property is well-positioned in relation to existing infrastructure, with Provincial Highway 905 running through its southwestern tip, facilitating access for transportation and logistics. Drill roads that extend through the property enable efficient movement of equipment and personnel, enhancing exploration activities.

Developmental Activities

Current developmental activities focus on the planning of future drilling programs aimed at testing the mineralized potential of the Torwalt Lake Property, leveraging historical exploration data to inform targeted drilling strategies.

Marten Uranium Property

Figure 10. Marten Uranium Property ( Background: Airborne Magnetics (TDR RT)

The Marten Property comprises two mineral claims totaling 12,375 acres (5,008 hectares), located on the eastern edge of the Athabasca Basin along the Umpherville trend, approximately 30 kilometers southeast of the Cigar Lake Mine. The property is centered on coordinates E 547,215 m and N 6,412,403 m (NAD83 UTM Zone 13N), strategically positioned to leverage proximity to notable uranium resources within the region.

Geology

The geology of the Marten Property is characterized by Athabasca Group sandstones, which vary in thickness, with depths of less than 100 meters on the eastern side and exceeding 130 meters on the western side. The basement rocks belong to the Wollaston Domain, which is known for its structural complexity and potential for hosting uranium mineralization. The geological setting within the Umpherville trend suggests that the property could be situated in a prospective location for discovering additional uranium deposits, especially in light of the known mineralization trends in the surrounding areas.

Exploration Activities

Exploration at the Marten Property has a history of drilling and geological assessment with significant efforts dating back to the 1960s. Notably, a diamond drilling program was undertaken in 2010, which included six drill holes totaling 987 meters. This exploration aimed to evaluate the property’s geology and assess any offsets in unconformity elevation. Drill hole results indicated hydrothermal alteration within the sandstone, confirming the presence of structural features significant for uranium exploration.

Subsequent investigations have included various airborne surveys and resistivity tests to fall within the inferred unconformity contact. Historical drilling results showed potential mineralization, indicating the property remains prospective for identifying uranium deposits.

Property Claims Table

Project	Disposition Number	Size (Hectares)	Expiry Date	Yearly Holding Costs	Holder
Marten Property	S-110497	2768.00	9/12/2033	$69,194.55	DENISON MINES CORP
Marten Property	S-112161	2,240.00	7/26/2030	$50,980.65	DENISON MINES CORP

TOTAL NUMBER OF CLAIMS = 2 | TOTAL AREA = 12,375 acres (5,008 hectares)

Permitting and Licensing

The permitting process for the Marten Property will adhere to the requirements of the Saskatchewan Ministry of Energy and Resources. This includes conducting environmental assessments and obtaining the necessary exploration permits prior to commencing drilling activities. Engaging with Indigenous communities and meeting consultation requirements will also be integral to successfully obtaining these permits. “Project Overview – The Athabasca Uranium Properties – The Hatchet Lake Property - Permitting”.

Infrastructure

The property is on the eastern edge of the basin making it accessible via provincial highways, which facilitate transportation of personnel, equipment, and supplies, ensuring efficient logistical operations. Well-maintained roads allow for year-round access, while winter roads provide additional logistical support during the colder months, making it easier to transport necessary materials to and from the site.

In addition to ground access, air transport options are available, allowing for swift mobilization of crews and equipment via chartered flights. This capability is particularly advantageous for exploration, as it minimizes travel time to the property. Furthermore, the proximity to existing mining operations within the region, such as the nearby Cigar Lake Mine and McArthur River Mine, enhances the operational feasibility of the Marten Property. These facilities not only indicate the availability of utilities, such as electricity and water, but also provide logistical support and shared infrastructure that can be leveraged for exploration and future development activities.

Developmental Activities

Current and planned developmental activities will focus on further exploring known mineralization zones and conducting additional drilling programs to evaluate the uranium potential of the Marten Property. The objective is to leverage historical data and current exploration techniques to refine targeting and identify new resource opportunities within this promising property.

Wolverine Property

Figure 11. Wolverine Property (Background: Airborne Magnetics (TDR RTP)

Wolverine Property is comprised of three mineral claims totaling 12,444 acres (5,036 hectares), located on the southeastern edge of the Athabasca Basin, approximately 15 kilometers southeast of Cameco’s Cigar Lake Mine and 30 kilometers south of Points North Landing. The property is centered on E 524,371 m and N 6,400,816 m (NAD83 UTM Zone 13N).

Geology

The geological framework of the Wolverine Property consists of Athabasca Group sandstones, which unconformably overlie the metamorphic rocks of the Wollaston Domain. The depth to the unconformity ranges from 140 meters to 250 meters, creating an environment conducive to hosting uranium mineralization. Historical drilling has indicated mineralization hosted within faulted pegmatite and highlighted the potential for further discovery. The region’s geological characteristics align with those found near other productive uranium deposits in the basin.

Exploration Activities

The exploration history of the Wolverine Property dates back to as early as 1969, showcasing various drilling programs that have identified uranium mineralization. A significant drill program in June 2010 intersected 2,087 ppm U over 0.1 meters within a two-meter interval averaging 446 ppm U in drill hole WL10-01. Additional historical drilling has uncovered peak mineralization grading 0.25% U3O8 over 0.1m, hosted in alteration zones near the unconformity. Notably, the property shows potential for an extension of the Bird Lake Fault, which is correlated with multiple mineralized showings to the northeast.

Property Claims Table

Project	Disposition Number	Size (Hectares)	Expiry Date	Yearly Holding Costs	Holder
Wolverine Property	S-110496	3,631.69	9/12/2035	$90,792.31	DENISON MINES CORP
Wolverine Property	S-113390	527.69	12/11/2025	$13,192.18	DENISON MINES CORP
Wolverine Property	S-113391	876.19	12/11/2025	$21,904.69	DENISON MINES CORP

TOTAL NUMBER OF CLAIMS = 3 | TOTAL AREA = 12,444 acres (5,036 hectares)

The permitting process for the Wolverine Property will adhere to the requirements of the Saskatchewan Ministry of Energy and Resources. This includes conducting environmental assessments and obtaining the necessary exploration permits prior to commencing drilling activities. Engaging with Indigenous communities and meeting consultation requirements will also be integral to successfully obtaining these permits. “Project Overview – The Athabasca Uranium Properties – The Hatchet Lake Property - Permitting”.

Exploration Permits

Infrastructure

The Wolverine Property is well-positioned within the Athabasca Basin. Access to the property is facilitated by provincial highways and a network of winter roads, allowing for the efficient transportation of personnel, equipment, and supplies during exploration activities. These access routes are critical, especially in remote areas, enabling logistical support and operational mobility. Air access is also a key advantage, with the property reachable via charter flights using fixed-wing aircraft or helicopters from nearby locations such as Points North Landing. This capability enhances the speed and efficiency of transporting exploration crews to the site.

Moreover, the proximity of the Wolverine Property to established uranium mining operations, including the Cigar Lake Mine, enhances its logistical benefits. The nearby processing facilities signify the availability of utilities essential for supporting exploration camps and drilling activities. Additionally, the Athabasca Basin is home to a network of services related to the mining industry, including logistical providers, equipment rentals, and accommodation facilities, which streamline operational processes.

Developmental Activities

Future developmental activities for the Wolverine Property include the implementation of a geochemical survey scheduled to take place in summer 2025. This survey will aim to identify zones of uranium enrichment or pathfinder elements associated with prospective conductive trends, which could facilitate the identification of attractive targets for future drill testing. By capitalizing on historical exploration data and new findings from upcoming surveys, we intend to enhance the potential for resource discovery at the Wolverine Property and advance its exploration strategy within the Athabasca Basin.

Epp Lake Property

Figure 12. Epp Lake Property

The Epp Lake Property comprises two mineral claims covering 2,137 acres (865 hectares), located approximately 20 kilometers northwest of the McArthur River Mine in the eastern Athabasca Basin. Access to the property is available by aircraft or via winter roads leading from the McArthur River haul road. The property is centered on E 479,127 m and N 6,412,542 m (NAD83 UTM Zone 13N).

Geology

The property is underlain by Athabasca Group sandstones, which unconformably overlie highly deformed and metamorphosed rocks of the Mudjatik Domain. The geological setting indicates potential for uranium mineralization, supported by the presence of conductive features and alteration zones identified in previous surveys. The geologic framework of Epp Lake is dominated by Athabasca Group sandstones, which unconformably overlie highly deformed and metamorphosed basement rocks belonging to the Mudjatik Domain of the Hearne Province.

The depth to the unconformity varies across the property, with conditions ranging from less than 100 meters on the eastern side to more than 130 meters on the western side. This geological configuration provides potential for hosting significant uranium mineralization.

Exploration Activities

Exploration in the Epp Lake area began in 1985 through efforts by Uranerz Exploration and Mining, followed by a joint venture with Cameco. Historical work has included lake sediment and boulder sampling, drilling, and various geophysical surveys (EM, magnetic, and gravity). Notable drill results include previous intersections of weak uranium mineralization and structural features indicative of mineral potential. Notably, EM surveys have defined multiple conductive features trending through the eastern portion of the property, indicating areas of interest for future exploration.

Property Claims Table

Project	Disposition Number	Size (Hectares)	Expiry Date	Yearly Holding Costs	Holder
Epp Lake	S-107655	493.00	1/31/2026	$12,325	DENISON MINES CORP.
Epp Lake	S-113369	372.11	1/31/2029	$9,302.75	DENISON MINES CORP

TOTAL NUMBER OF CLAIMS = 2 | TOTAL AREA = 2,137 acres (865 hectares)

Permitting and Licensing

The permitting process for the Epp Lake will adhere to the requirements of the Saskatchewan Ministry of Energy and Resources. This includes conducting environmental assessments and obtaining the necessary exploration permits prior to commencing drilling activities. Engaging with Indigenous communities and meeting consultation requirements will also be integral to successfully obtaining these permits. “Project Overview – The Athabasca Uranium Properties – The Hatchet Lake Property - Permitting”.

Infrastructure

Accessibility to the Epp Lake Property is facilitated by existing transportation routes, including air access for personnel and supplies.

Developmental Activities

Future developmental activities for the Epp Lake Property will focus on following up on historical exploration results with drilling programs planned to further assess identified mineralization zones. The aim is to refine exploration targets based on the outcomes of previous sampling and geophysical data analysis.

The GR Property

Figure 13. The GR Property

The GR Property consists of 16 mineral claims encompassing 19,487 acres (78,585 hectares), situated north of the Athabasca Basin, Saskatchewan. The property is centered on E 240,221 m and N 6,532,175 m (NAD83 UTM Zone 13N) and was stake in October 2024.

Geology

The property is strategically situated atop significant regional structures, specifically the Black Bay Fault and the Grease River Shear. The Black Bay Fault is known to host Beaverlodge-style deposits located north of the basin in the Uranium City area, indicating a favorable environment for uranium mineralization. Additionally, the Grease River Shear exhibits up to 7 kilometers of lateral offset, a characteristic attributed to post-Athabasca reactivation events. This structural complexity enhances the property's potential for hosting unconformity-style deposits, akin to those found at deposits such as Cigar Lake. The combination of these geologic features suggests that the GR Property is a promising target for uranium exploration, with a landscape conducive to significant mineralization potential.

Exploration Activities

While specific exploration activities on the GR Property have been limited, historical geophysical surveys indicate that the area presents optimal conditions for uranium exploration. Our plans include conducting airborne electromagnetic (EM) and magnetic surveys in summer 2025 to refine target identification for uranium mineralization.

Property Claims Table

Project	Disposition Number	Size (Hectares)	Expiry Date	Yearly Holding Costs	Holder
GR Property	MC00017697	5,638.61	1/4/2026	$84,579.14	DENISON MINES CORP.
GR Property	MC00017698	5,293.26	1/4/2026	$79,398.88	DENISON MINES CORP
GR Property	MC00017699	5,772.18	1/4/2026	$86,582.75	DENISON MINES CORP
GR Property	MC00017700	5,567.18	1/4/2026	$83,582.75	DENISON MINES CORP
GR Property	MC00017701	5,580.35	1/4/2026	$83,705.19	DENISON MINES CORP
GR Property	MC00017702	5,964.35	1/4/2026	$89,465.25	DENISON MINES CORP
GR Property	MC00017703	5,685.45	1/4/2026	$85,281.69	DENISON MINES CORP
GR Property	MC00017704	5,387.44	1/4/2026	$80,811.65	DENISON MINES CORP
GR Property	MC00017705	5,975.08	1/4/2026	$89,626.16	DENISON MINES CORP
GR Property	MC00017706	5,874.66	1/4/2026	$88,119.89	DENISON MINES CORP
GR Property	MC00017707	5,398.23	1/4/2026	$80,973.45	DENISON MINES CORP
GR Property	MC00017708	2,787.07	1/4/2026	$41,805.98	DENISON MINES CORP
GR Property	MC00017709	2,857.68	1/4/2026	$42,865.20	DENISON MINES CORP
GR Property	MC00017711	5,986.84	1/4/2026	$89,802.58	DENISON MINES CORP
GR Property	MC00017713	3,963.54	1/4/2026	$59,802.58	DENISON MINES CORP
GR Property	MC00017714	852.86	1/4/2026	$12,792.90	DENISON MINES CORP

TOTAL NUMBER OF CLAIMS = 16 | TOTAL AREA = 19,487 acres (78,585 hectare)

Permitting and Licensing

The permitting process for the GR Property will adhere to the requirements of the Saskatchewan Ministry of Energy and Resources. This includes conducting environmental assessments and obtaining the necessary exploration permits prior to commencing drilling activities. Engaging with Indigenous communities and meeting consultation requirements will also be integral to successfully obtaining these permits. “Project Overview – The Athabasca Uranium Properties – The Hatchet Lake Property - Permitting”.

Infrastructure

The GR Property is located in a well-established mining region within the Athabasca Basin. Access to the property is facilitated by an existing network of regional roads, including winter roads that allow for transportation during the colder months, which are essential for the logistical movement of personnel, equipment, and supplies. Additionally, air transportation options enable efficient mobilization through charter flights using fixed-wing aircraft or helicopters, allowing crews to reach the site quickly. Proximity to processing facilities, particularly the nearby McClean Lake mill, provides further advantages, enhancing operational efficiency and potentially reducing transportation costs for any extracted materials. The availability of utilities such as electricity is also crucial, as it supports the operation of drilling equipment and maintenance of exploration camps, while the presence of local mining operations ensures access to vital support services, including logistics, equipment rental, catering, and accommodation.

Developmental Activities

The development plans for the GR Property include conducting airborne electromagnetic (EM) and magnetic surveys in summer 2025. These surveys aim to define conductive trends and identify drill targets, assisting in the understanding of the subsurface geology and enhancing target selection for subsequent drilling programs. Following the airborne surveys, a diamond drilling program is anticipated, focusing on testing identified anomalies and expanding upon known mineralized zones. Additionally, further geochemical sampling will be undertaken to identify pathfinder elements associated with potential uranium mineralization, helping to characterize significant geochemical signatures for future drilling. By integrating data from historical exploration, recent surveys, and drilling results, Foremost aims to refine exploration models. This comprehensive exploration strategy positions us to advance the exploration and development of uranium resources at the GR Property, reinforcing its growth and strategic objectives within the Athabasca Basin.

Blackwing Property

Figure 14. Blackwing Property

The Blackwing Property comprises two mineral claims covering 25,753 acres (10,422 hectares), situated in the northwestern portion of the Athabasca Basin, Saskatchewan. The property is centered on coordinates E 231,855 m and N 6,547,848 m (NAD83 UTM Zone 13N) and was staked in November 2023, reflecting a strategic commitment to exploration in this resource-rich area. Its location near established uranium deposits emphasizes its potential for future exploration and mineral development.

Geology

The geological structure of the Blackwing Property is situated along significant regional structures, primarily the Black Bay Fault and the Grease River Shear Zone. These structures are known to host multiple uranium occurrences and Beaverlodge-style deposits in the Uranium City area, indicating favorable conditions for uranium mineralization. The property is characterized by a great depth of Athabasca Group sandstones, underlain by complex basement geology that includes variably deformed and metamorphosed rocks. The proximity of the Blackwing Property to these critical geological features positions it as a promising target for uranium exploration. Notably, previous geophysical surveys have indicated conductive anomalies in the area that could correlate with mineralization, further supporting the potential for discovery.

Exploration Activities

There is no known exploration right on the Blackwing property but historical exploration activities within the vicinity of the Blackwing Property include extensive geological mapping, geochemical sampling, and geophysical surveys conducted by various entities made for a compelling target. In 1978, initial exploration activities identified anomalous materials, specifically boulders exhibiting pitchblende, near the property, suggesting the presence of uranium mineralization. Subsequent airborne geophysical surveys conducted in 2008 by Pitchstone provided necessary data to inform future exploratory efforts. The results indicated areas of interest correlating with known conductive features encouraging further exploration.

Property Claims Table

Project	Disposition Number	Size (Hectares)	Expiry Date	Yearly Holding Costs	Holder
Blackwing Property	MC00017710	4,816.61	1/4/2026	$72,249.08	DENISON MINES CORP
Blackwing Property	MC00017712	2,584.39	1/4/2026	$38,765.82	DENISON MINES CORP
Blackwing Property	MC00017715	5,226.34	1/4/2026	$78,395.12	DENISON MINES CORP

TOTAL NUMBER OF CLAIMS = 3 | TOTAL AREA = 25,753 acres (12,627.33hectares)

Permitting and Licensing

The permitting process for the Blackwing Property will adhere to the requirements of the Saskatchewan Ministry of Energy and Resources. This includes conducting environmental assessments and obtaining the necessary exploration permits prior to commencing drilling activities. Engaging with Indigenous communities and meeting consultation requirements will also be integral to successfully obtaining these permits. “Project Overview – The Athabasca Uranium Properties – The Hatchet Lake Property - Permitting”.

Infrastructure

The Blackwing Property is situated in a favorable location within the northwestern portion of the Athabasca Basin. Access to the property is facilitated by a network of regional roads, including well-maintained winter access routes that allow for the transportation of personnel, equipment, and supplies during the colder months, providing reliable logistical support for exploration activities. Additionally, air access is available, enabling rapid mobilization through charter flights using fixed-wing aircraft or helicopters from nearby communities, such as Points North Landing. The property’s proximity to established uranium processing facilities, including the McClean Lake Mill, further increases operational efficiency, allowing any potential uranium mineralization to be transported with ease. The infrastructure in the region also suggests the availability of essential utilities, such as electrical services, necessary for operating drilling equipment and supporting exploration camps. Established communication networks enable effective operational coordination and data management, while the presence of nearby mining operations allows the Blackwing Property to benefit from available support services, including logistics, equipment rental, catering, and accommodations for exploration teams.

Developmental Activities

Current developmental activities focus on the planned airborne EM and magnetic surveys set for summer 2025. These surveys will aim to identify and refine potential targets for future exploration based on the conductive trends observed during preliminary investigations. Following the surveys, a comprehensive drilling program will be designed to test the identified targets and explore the uranium mineralization potential of the property further. By leveraging existing data and new survey findings, we are well-positioned to advance exploration efforts on the Blackwing Property.

Project Overview - Lithium Lane Properties

Our Lithium Lane Properties encompass 78 discrete claims totaling over 43,000 acres (17,500 hectares), consisting of: (1) the Zoro Property; (2) the Jean Lake Property; (3) the Grass River Property; and (4) the Peg North Property. They are located in close proximity to each other, in west-central Manitoba, east of the historic mining friendly town of Snow Lake. Each of these properties consists of undeveloped provincial land on which we hold mining claims or options to acquire or earn interests in mining claims and are predominately surrounded by black spruce and jack pine forest with surficial sediments such as trembling aspen.

Figure 15. Foremost’s Manitoba Lithium Claims

The Lithium Lane Properties are ideally located in the Province of Manitoba, Canada, where 97% of the electrical energy supply is from hydro-electric renewable sources. The region of Snow Lake, where the Lithium Lane Properties are situated, is mining friendly, and the Hudson Bay Railway runs within 30km of the Lithium Lane Properties. The valley located directly east of the property could serve as a potential tailing storage area. Winter access roads to the property can be used for hauling purposes. The Snow Lake region is marked by short, cool summers and long, cold winters. The region has a sub-humid high boreal climate, marked by short, cool summers and long, cold winters, with mean summer temperature is 12.5°C (54.5°F) and the mean winter temperature is -18.5°C (-1.3°F). The Hudson Bay rail runs north to the Port of Churchill which supplies access to Europe by ship, or south to the EV manufacturing markets in Michigan and the southern United States.

To date, a total of over $13.0 million has been spent on the acquisition, and the exploration on the Lithium Lane Properties, with most of the work has been applied to the Zoro Property. The Zoro, Jean Lake, Peg North, and Grass River spodumene bearing, lithium-enriched pegmatite dyke clusters occur on either side of the Crowduck Bay Fault. To the east of Wekusko Lake there are three main clusters of spodumene-bearing pegmatite dykes known as the Thompson Brothers, Sherritt Gordon and Zoro pegmatites. The Thompson Brothers (Violet) and Sherritt Gordon type pegmatites and appear to connect or extend onto our Jean Lake and Peg North projects. The Green Bay (Zoro) pegmatites are located about 5km east of the Thompson Brothers property. Lithium Projects are bound by the Crowduck Bay Duck Fault as well are situated along the Thompson Brothers Lithium Trend (“TBL”), known to be associated for lithium-enriched pegmatite dyke clusters. Lithium-bearing pegmatites occur across the Province of Manitoba including in areas such as the Tanco Mine, Wekusko Lake Pegmatite Field, Red Sucker Lake, Gods Lake and Cross Lake, which all host known pegmatite lithium deposits.

In August of 2020, the Government of Manitoba launched the Manitoba Mineral Development Fund (“MMDF”), the purpose of which is to jump-start mineral and economic development initiatives and support new economic development opportunities. The MMDF hopes to capitalize on existing assets and infrastructure across Manitoba and supports strategic projects that capitalize on mineral potential within the province and helps accelerate Manitoba’s position as a world leader for responsible mineral development. On January 4, 2024, we announced the our third successful grant application for $300,000. Contributions from MMDF have Provided Foremost Clean Energy a Total of $900,000 towards project support for mineral exploration and development. We have a S-K 1300 technical report summary that declares a Li2O inferred mineral resource on our Zoro Lithium Property. The inferred resource is entirely from a single high-grade lithium bearing spodumene pegmatite dyke (Dyke-1) partially outcropping at surface. The Li2O inferred mineral resource estimate for the Zoro Lithium Property as of January 16, 2023 is 1,074,567 tonnes in situ at a grade of 0.91% Li2O, with a cut-off of 0.3% Li2O. To date, the Lithium Zoro Property is the only project where we have a S-K 1300 compliant initial assessment report with an inferred mineral resource estimate. We expect that following a planned six-phase exploration approach will demonstrate potential further S-K 1300 compliant resources.

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

Lithium Industry and Competition

The market for the lithium sector has entered a challenging phase that has spanned throughout 2024 and into early 2025, with prices hitting multi-year lows due to persistent oversupply and softer-than-expected demand from key industries like electric vehicles (EVs) Market analysts suggest this downturn may represent a bottoming-out period, with conditions expected to tighten by 2026 through to 2030 as production cuts take effect and demand gradually recovers.

Global lithium carbonate production has surged dramatically since 2020, increasing from 82,000 metric tons to 240,000 metric tons in 2024—a 192% increase. However, lithium sales data shows that demand has failed to match this rapid expansion, leading to significant oversupply, with surpluses of 175,000 metric tons in 2023 and 154,000 metric tons in 2024. Analysts predict a narrower surplus of just 10,000 metric tons in 2025, followed by a potential deficit of 1,500 metric tons in 2026.

Prices have reflected this imbalance, with lithium carbonate (CIF North Asia) dipping below $9,550 per metric ton in February 2025—its lowest level since 2021. At current price points, roughly a third of lithium producers are operating at a loss. The price slump has forced major producers to scale back operations, with Pilbara Minerals deferring expansion plans for what would have been the world's largest lithium mine and reducing FY2025 capex guidance to AU$615-685 million.

Similarly, Albemarle has reportedly paused its expansions at its Kemerton plant in Australia and idled its Chengdu facility in China while cutting 2025 capex by $100 million to $800 million.

Figure 16. Lithium Prices See a Controlled Declined over Historic Highs over the Rest of this Decade (Source: Wood MacKenzie)

Despite these market headwinds, companies such as Rio Tinto reportedly completed a $6.7 billion acquisition of Arcadium Lithium, aiming for over 200,000 metric tons of annual production by 2028, while Lithium Americas secured $250 million for the Thacker Pass Phase 1 development, targeting completion by late 2027.

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

Global Market Dynamics

The Trump administration's tariffs, although primarily aimed at China, still created a ripple effect impacting supply chains and raising costs for imported components crucial to battery manufacturing. This has encouraged the diversification of supply chains, albeit slowly, and any affect that it may have on the industry remains unknown.

Following the Inflation Reduction Act's implementation in 2022, there appears to have been a marked shift in the North American market toward establishing a more independent battery supply chain. The incentives provided by the Act have accelerated the transition of the industry, with North American manufacturers increasingly sourcing materials domestically or from allied nations.

Electric Vehicle (EV) Market Update

The EV market, initially slow to rebound from the 2022 slump, has gained momentum through 2024 and early 2025. This revitalization can be attributed to both policy incentives and technological advancements. The U.S. continues to push forward with its regulatory framework, enforcing stringent sourcing requirements for battery materials, which have led to increased investments in local mining and processing facilities. The adoption of EVs is bolstered by OEMs offering more affordable models with extended range capacity. Investments in R&D for battery efficiency, focusing on high-nickel cathodes, are yielding promising results. These batteries ensure higher energy density and lower weight, thus better supporting consumer expectations for range and performance.

Energy Storage and Battery Market

With Benchmark Mineral Intelligence forecasting that stationary energy storage will dominate lithium demand by 2050, early-stage implementations are already being observed. These systems are primarily being deployed to support renewable energy infrastructure, enhancing grid reliability.

Figure 17. Projection of Global Battery Energy Market

The global energy transition is acting as a catalyst for the expansion of energy storage markets. Recent geopolitical tensions have underscored the necessity for energy independence, prompting governments to invest in sustainable energy storage solutions. By 2025, it is evident that battery recycling technologies are starting to receive significant attention and investment, addressing long-term sustainability concerns related to lithium mining. While higher installation costs currently pose a challenge, prices are projected to decline as production scales and technology advances. The COVID-19 pandemic highlighted supply chain vulnerabilities, particularly reliance on APAC regions for critical raw materials, prompting diversification efforts. Key sectors like data centers further propel demand through uninterruptible power supply (UPS) needs, reinforcing lithium-ion batteries' role in grid stability and energy transition. This growth trajectory underscores both opportunities and supply chain risks for stakeholders in the lithium and energy storage markets. This trajectory suggests a progressive alignment with targets aimed at reducing the environmental footprint of battery production and disposal, vital for maintaining the growing demands of both the EV market and stationary energy storage systems.

Overall, the lithium market and associated industries are navigating through a transformative period, shaped by a combination of policy encouragement, technological advances, and changing economic landscapes. As the lithium sector faces oversupply issues, a gradual recovery is expected by 2030, contingent on production adjustments and demand stabilization. Continuous monitoring and adaptation will be critical for stakeholders aiming to remain competitive and sustainable in the shifting global marketplace.

Our Lithium Lane Properties are ideally located to take advantage the projected battery market, being a strategic hard rock lithium supplier and a favorable source of renewable energy for lithium mining and processing in Manitoba. In addition, the Lithium Lane Properties are strategically within easy access to infrastructure. The Hudson Bay Railway has a railhead 30 km from our project, with access to means of transportation to bring our lithium product north to the Port of Churchill, for shipment to Europe, or south via CN rail or North America superhighways.

Project Overview

The Lithium Lane Properties

Zoro Property

Portions of this section regarding the Zoro Property are derived from the S-K 1300 technical report summary, “Technical Report on the Zoro Lithium Project, Snow Lake, Manitoba”, with an effective date of January 16, 2023, prepared by Mark Fedikow and Scott Zelligan, Qualified Persons under S-K 1300, (“Qualified Person” or “Qualified Persons”). Mr. Fedikow is our former Vice President of Exploration and is currently contracted as an independent scientific advisor. Mr. Zelligan is a self-employed, independent resource geologist. Neither Mr. Fedikow nor Mr. Zelligan is affiliated with any other entity that has an ownership, royalty or other interest in the property.

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

Figure 18 – Depicts the Zoro Property with its 16 Spodumene Dykes

Access to the property is by either helicopter or fixed-wing aircraft, or by driving north on provincial highway 39 to Bartlett’s Landing, taking a 20km boat ride across Wekusko Lake, and using drill roads and ATV trails the remainder of the way. Based upon the UTM Grid, the property is located at coordinates 455,000 meters east and 6,085,000 meters north, as illustrated in Figure 18 above (GPS coordinates are 54.8575, -99.6461) The Zoro Property has no mineral reserves under S-K 1300. The S-K 1300 mineral resource estimate for the property is included below, under “Mineral Resource Estimates”. The Zoro Property is comprised of 16 mineral claims totaling 8,377 acres (3,390 hectares). We have drilled 12,000 meters of core and documented a total of 16 spodumene mineralized pegmatite dykes on the Zoro Property.

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

Figure 19 - General Geology of the Wekusko Lake Pegmatite Field Region.with Zoro Claims for Context

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

Figure 20 - Geological setting of the Zoro Property

As evident from the preceding descriptions, the mineralogy of all three pegmatite groups is practically identical despite the widely separated locations, different altitudes, and individualized internal structures. The only difference observed in the field lies in the distinct enrichment of the GBA dyke in tourmaline and beryl, particularly towards its northern end; in the other pegmatites, these two minerals are much less abundant. Geochemical characteristics show a close relationship between the Sherritt-Gordon and Violet- Thompson groups, and a much more advanced fractionation in the Green Bay pegmatites. This is shown repeatedly by the plots of K/Rb vs. Cs in K-feldspars and muscovite, and by the Na/ Li vs. Cs plot of beryl (Fig. 20). In the Green Bay group, the highest degree of fractionation is attained in the small dykes GBB and GBC.

Zoro Property Inferred Mineral Resource

The S-K 1300 compliant technical report summary was prepared to support ongoing exploration and development by us. Its primary goal was to review existing and newly discovered lithium pegmatite dykes on the property based on exploration work finished before July 2018. It would utilize the related geoscientific database to demonstrate sufficient technical merit to continue the assessment of known pegmatite dykes and to explore for repetitions of this style of mineralization.

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

This 0.3% Li2O cut-off grade was used to measure our resources as, according to our S-K 1300 Report, that is a reasonable grade necessary to cover estimated production costs in accordance with the following criteria (in US dollars):

Table 3 - Open Pit Optimization Inputs

Inputs	Units
Spodumene Concentrate Price	US$/t conc	$3,300
Exchange Rate	US$:$	0.77
Concentrate Grade	% Li2O	6%
Percent Payable	%	100%
Concentrate Transportation	US$/tonne	$200
Royalties	% NSR	2%
OPEX Mining Cost	$/t mined	$4.00
Processing Cost	$/t processed	$20.00
G&A Cost	$/t processed	$10.00
External Mining Dilution	%	0
Mining Recovery	%	100
Process Recovery	%	90
Pit Slope Angles	Degrees	50
Strip Ratio	Waste t : Above cut-off t	4.36:1

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

Exploration Activities

Diamond drilling, prospecting and sampling programs conducted in 2016 through 2019 confirmed the presence of spodumene bearing pegmatites. Metallurgical studies were undertaken on material collected from four 2018 drill holes at Dyke 1. The successful drill testing of Mobile Metal Ions (“MMI”) soil geochemical anomaly in 2017 and the discovery of the high-grade lithium-bearing Dyke 8 has provided the rationale for expanding these surveys to the remainder of the property.

A helicopter-assisted crew of field technicians extended the current MMI survey coverage on the property with the collection of 784 soil samples We previously assessed the amount of high-grade lithium in Dyke 1 through a 2017/2018 winter drill program, reaching the dyke’s deeper levels (>150 m). Additionally, the winter drill program was expanded to Dykes 5 and 7, to test historic results and recent assay results from trench and outcrop sampling of both dykes. During the 2017/18 winter drill program, we also discovered a previously unknown spodumene bearing pegmatite dyke. The discovery was made during the 2,472-metre, 19-hole drill program, as described in Company’s news releases on January 19 and February 13, 2018. The discovery of this additional dyke was made by drill-testing a MMI soil geochemical anomaly bringing the total of known high-grade lithium mineralized spodumene pegmatite dykes on the Zoro Lithium Project to eight. Further results from the winter drill program included narrow intercepts from shallow drill holes testing Dykes 2, 5 and 7. Of these, Dyke 5, tested by drill hole FAR18-30, intersected 1 m of 1.2% Li2O. Overall the results for each of these dykes were consistent with historic exploration results. We announced assay results from the fifth drilling program at Zoro on July 3, 2019, completing a total 3,054 m of drilling in 22 holes. A total of five new pegmatite dyke have been identified to date, bringing the total to 13, and the drilling extended the limits at Dyke 8, which has been intersected by six holes from two of our drilling campaigns. We have posted the results of all drill programs and laboratory testing on our website at www.foremostcleanenergy.com.

Drill Programs

2022 Drill Program Highlights

On April 26, 2022, we announced our first drill had been completed since 2018 with a ten-hole 1,509-metre drill program designed to test MMI soil geochemical anomalies. Highlights include a sixteenth spodumene-bearing pegmatite dyke discovery. This pegmatite was intersected by two drill holes, DDH FM22-70 and was drilled at -50 degrees inclination. Two pegmatite intercepts totaling 4.9 m with up to 15% light green spodumene crystal aggregates were obtained. A second hole, DDHFM22-70B, was drilled at a steeper inclination of -65 degrees to undercut the first pegmatite intersection. This hole intersected a five-m intercept of the same spodumene mineralized pegmatite as hole FM22-70. The host rock to these pegmatites is a fine-grained foliated basalt.

In 2022 DDHFM22-71 was drilled at -65 degrees to undercut the 2018 pegmatite and intersected three discrete pegmatites. A 4.5 m spodumene-bearing pegmatite intersected between 70.45 and 75.89 m before being truncated by a fault. This intercept is 37 m below the previous 2018 drill intercepted Dyke 8 spodumene mineralization. A further pegmatite intersected below the fault between 84.4 and 86.65 m, and a third between 148.75 m and 152.65 m. To date, Dyke 8 has drill indicated dimensions of 120 m in length, 5-15 m in width and has been drilled to a depth of 157 m below surface. Assay results from the first pegmatite intersection vary from 0.05%-0.86% Li2O in five core samples over 5.44 m and 0.05% Li2O in each of two core samples over 2.25 m from the second pegmatite intersection (Table 1). A third pegmatite intersected over 3.91 m in DDHFM22-071 assayed 0.09-0.21% Li2O with the highest concentrations for related metals Cs (1440 ppm) and Nb (137.9 ppm); (sample 423028; Table 1). Tantalum analyses from Dyke 8 core samples vary between 30.2 ppm and 88.5 ppm. See a full list of assay results below in Table 1.

Table 1. Zoro 2022 Drill Results – Summary of NQ core assay results for lithium and related metals from spodumene-bearing pegmatites and pegmatites without visible

	NQ Core Sample	Depth (m)	Width (m)	Li ppm	Li20%	Cs ppm	Nb ppm	Ta ppm
DDHFM22-07	423011	32.44-33.24	0.8	203	0.04	296	137	86.6
	423012	33.24-34.0	0.76	1040	0.22	226	116.2	89.7
	423013	34.0-35.0	1	6220	1.33	260	84.3	58.8
	423014	35.0-35.8	0.8	4000	0.86	253	97.1	47.4
DDHFM22-070B
	423015	43.21-44.0	0.79	200	0.04	395	107.9	65.3
	423016	44.0-45.0	1.0	3030	0.65	225	74.9	28.3
	423017	45.0-46.0	1.0	4890	1.05	319	113.3	35.7
	423018	46.0-47.0	1.0	4460	0.96	301	111.5	35.7
	423019	47.0-48.13	1.13	4030	0.86	476	106.5	61.9
Dyke 8
DDHFM22-071
	423021	70.45-71.30	0.85	563	0.12	328	99.9	63.1
	423022	71.30-72.30	1.0	4030	0.86	384	57.1	30.2
	423023	72.30-73.30	1.0	1770	0.38	562	61.3	46.2
	423024	73.30-74.27	0.97	1170	0.25	362	92.6	52.8
	423025	75.20-75.89	0.69	659	0.14	565	135	55.2
	423026	84.40-85.50	1.10	275	0.05	330	49.6	31.6
	423027*	85.5-86.65	1.15	246	0.05	414	62.8	34.3
	423028*	148.74-149.4	0.65	1000	0.21	1440	137.9	88.5
	423029*	150.76-151.7	0.94	440	0.09	777	67.3	32.8
	423031*	151.7-152.65	0.95	429	0.09	539	90.4	59.3

* Refers to no visible spodumene observed in core sample

2024 Winter Drill Program

On August 16, 2024, the Company received positive results from its completed 5,826-metre drilling campaign. The program targeted untested mineralization at depth, south-east of Dyke 1, the Company’s maiden inferred resource of 1,074,567 tons at a grade of 0.91% Li2O, with a cut-off of 0.3%, as outlined in the Company’s filed Regulation SK-1300 Technical Report Summary (2023) and NI 43-101. Technical report (2018). Assay results included 1.52% Li2O over 5.02 m in drill hole FL24-009, 1.10% Li2O over 9.88 m in drill hole FL24-010, and 0.80% Li2O over 9.05 m in drill hole FL24-020.

Drill results completed during the Winter 2024 program proximal to Dyke 1 have demonstrated the continuity of lithium mineralization along Dyke, as well as infill areas along strike and at depth.) Drill hole locations, displaying multiple 50-meter step-outs perpendicular to the strike of Dyke 1. Drilling was used to assess lateral continuity as well as to test the presence of mineralization at depth. Confirmation of lithium mineralization extended Dyke 1 from a previous 265-meter strike length to greater than 400 meters. In the west, the body is comprised of multiple near surface lithium-bearing pegmatites that range up to an apparent 17.9 m thickness. See table 2 below for full assay results.

Table 2. Summary for NQ core assay results¬ for lithium and related metals from the 2024 Winter drill campaign at Dyke 1.

Zoro Property Report

	NQ Core Sample	Depth (m)	Width (m)	Li (ppm)	Li2O (%)	Cs (ppm)	Ta (ppm)
FL24-009	FL009-029	199.00 199.96	0.96	10009	2.155	125	21.6
	FL009-030	199.96 -201.00	1.04	6686	1.439	149	28.4
	FL009-033	201.00 202.00	1.00	601	0.129	187	10.1
	FL009-034	202.00 202.92	0.92	4690	1.01	141	22.5
	FL009-035	202.92 203.97	1.05	4815	1.037	106	17.7
	FL009-036	203.97 205.00	1.03	2341	0.504	170	19.4
FL24-009	FL009-061	235.98 237.00	1.02	2520	0.542	123	36.4
	FL009-062	237.00 237.97	0.97	7262	1.563	366	46.4
	FL009-064	237.97 238.99	1.02	11420	2.458	270	35.8
	FL009-065	238.99 240.09	1.10	7493	1.613	303	39
	FL009-066	240.09 241.00	0.91	6567	1.414	247	49.8
FL24-010	FL010-024	176.22 176.85	0.63	5036	1.084	375	70.5
	FL010-026	176.85 177.48	0.63	166	0.036	460	41.7
	FL010-027	177.48 178.11	0.63	2246	0.483	550	34.3
	FL010-028	178.11 178.80	0.69	7664	1.65	419	34.5
	FL010-029	178.80 179.48	0.68	9405	2.025	281	34.6
	FL010-030	179.48 180.73	1.25	287	0.062	133	67.2
	FL010-033	180.73 181.99	1.26	1758	0.378	253	39.9
	FL010-034	181.99 183.05	1.06	6104	1.314	494	71.3
	FL010-035	183.05 184.06	1.01	11270	2.426	305	87.6
	FL010-036	184.06 185.08	1.02	8493	1.828	254	108
	FL010-037	185.08 186.10	1.02	4687	1.009	520	102
FL24-020	FL020-029	232.00 233.00	1.00	4933	1.062	191	70.1
	FL020-030	233.00 234.00	1.00	3397	0.731	283	52.6
	FL020-033	234.00 235.00	1.00	4779	1.029	344	64.1
	FL020-034	235.00 236.03	1.03	2642	0.569	325	70.9
	FL020-035	236.03 237.00	0.97	458	0.099	147	35.5
	FL020-036	237.00 238.00	1.00	5580	1.201	192	37.3
	FL020-037	238.00 239.03	1.03	2400	0.517	285	40.9
	FL020-039	239.03 240.00	0.97	3043	0.655	210	47.8
	FL020-040	240.00 241.05	1.05	6215	1.338	215	34.1

Quality Control and Quality Assurance

Drill core for assay purposes was sawn in half after logging and core mark-up by our geologist. Samples were collected based on an appropriate sample interval and washed to remove mud from cutting the core with the core saw. The core sample was placed into a clear plastic bag and the sample number written on the bag. An assay tag was inserted into the sample bag, one tag was inserted into the core box marking the sample location and the third tag was retained in storage. All core samples were placed into a white vinyl pail with a sample inventory, labeled and stored in a locked facility until enough samples were available for shipping. At this point the sample pails were taken to the local shipping company and loaded into a sealed transport truck. A bill of lading was signed by the geologist after the number of sample pails were counted and the shipping address confirmed. Receipt of the sample pails was acknowledged by the assay laboratory. Blanks, duplicate samples, and internal standard reference materials were included with each sample batch. Rock and soil sampling surveys were undertaken to assess the property for indications of mineralization and to provide data for possible drill targets. Rock samples were collected from outcrop exposures as representative chip samples and as channel samples cut with a rock saw. Soil Samples were collected at 25 m sampling between 10 and 25 cm below the contact between organic and inorganic soil using a Dutch auger.

Property Claims Table

Claim Name	Claim Number	Size Hectares	Expiry Date	Yearly Holding Costs	Holder
ZORO 1	P1993F	52	May/13/2067	$1,300	Foremost Clean Energy Ltd. (formerly (formerly known as Foremost Lithium Resources & Technology Ltd.)
JAKE	P3558F	250	September/1/2042	$6,250	Strider Resources Ltd
BERT	MB6304	205	May/16/2045	$4,425	Strider Resources Ltd
BERT	MB797	235	August/15/2041	$5,200	Strider Resources Ltd
JAKE 9	P3031F	256	May/26/2030	$6,400	Strider Resources Ltd
JAKE 1054	MB1054	240	July/16/2030	$6,000	Strider Resources Ltd
JAKE 2655	MB2655	255	July16/2040	$6,375	Strider Resources Ltd
JAKE 3557	P3557F	256	September/1/2030	$6,400	Strider Resources Ltd
JAKE 54199	W54199	131	January/7/2030	$3,275	Strider Resources Ltd
JAKE 10	P3032F	173	April/27/2040	$4,325	Strider Resources Ltd
JAKE 2412	MB2412	256	July/16/2040	$6,400	Strider Resources Ltd
JAKE 2413	MB2413	196	July/16/2040	$4,900	Strider Resources Ltd
JAKE 54745	W54745	245	July/8/2030	$6,125	Strider Resources Ltd
CRO 5734	MB5734	192	April/11/2040	$4,800	Strider Resources Ltd
BAZ 12131	MB12131	192	March/11/2030	$4,800	Strider Resources Ltd
BAZ12133	MB12133	256	March/11/2030	$6,400	Strider Resources Ltd

   TOTAL NUMBER OF CLAIMS = 16 | TOTAL AREA = 8,377 acres (3,390 hectares)

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

Company	License/Permit	Issuing Authority	Issuance Date	Term
Foremost Clean Energy Ltd. (formerly known as Foremost Lithium Resource & Technology Ltd.)	Work Permit to drill on Crown (Manitoba) Lands	Manitoba Mineral Resources Department	December 20, 2023	April 30, 2026

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

Figure 21. - Showing nearby infrastructure and Zoro Property location

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

Development Activities

In August 2024, we announced the positive outcomes of an approximately 5,826-meter drilling campaign completed at our Zoro Lithium Property. The drilling efforts, focused on the previously untested mineralization southeast of Dyke 1, resulted in promising assay results, including 1.52% Li2O over 5.02 meters from drill hole FL24-009, 1.10% Li2O over 9.88 meters from FL24-010, and 0.80% Li2O over 9.05 meters from FL24-020. These results not only confirm the continuity of lithium mineralization but also extend the known strike length of Dyke 1 from 265 meters to over 400 meters, highlighting the significant potential within the property. This section of Dyke 1 remains largely unexplored with limited historical drilling and remains a priority target.

A drone-assisted magnetic and Lidar survey was undertaken by EarthEx Geophysical Solutions Inc (“EarthEx”) between May 28 and June 15, 2022, and comprised 1,264.7-line km. The completed UAV-assisted magnetic and LiDAR surveys were part of the base data sets along with MMI soil geochemical data, mapping, prospecting data along with drill core data, to form into an amalgamated data set. We will review these results along with the completed drill program and leverage the data gathered from this drilling campaign alongside geochemical survey results to enhance our targeting model. By amalgamating this information with historical exploration data, we aim to refine our future drilling targets, further expanding the resource potential at Dyke 1 and throughout our Lithium Lane projects. With the continuous presence of spodumene pegmatite observed in recent drilling and the property's openness at depth and to the southeast, we are well-positioned to contribute to North America's lithium supply.

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

Figure 22 - Drone Magnetic Survey Map – different colors indicate highs and lows in the ground (the white gap in-between colors on map is powerline

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

The Jean Lake drill program intersected numerous gold mineralized intervals at vertical depths up to 110 m below surface as well lithium at the B1 spodumene bearing pegmatite. The locations of drill holes that intersected gold mineralized intervals are illustrated in Figure 23, in addition to the B1 drill hole location. Details of the lithium and gold intersections are provided in the table below.

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

Figure 23. Lithium and Gold Intersections in 2022/2023 Drill Holes

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

Quality Control and Quality Assurance

The Jean Lake Drill program follows the same protocols as that were followed in the Zoro Drill Program. See “ – “Project Overview - The Lithium Lane Properties – Zoro Property – Quality Control and Quality Assurance” for discussion of quality control.

Property Claims Table

Claim Name	Claim Number	Size Hectares	Expiry Date	Yearly Holding Costs	Holder
MB8247	JOL8247	233	April 12, 2084	$2,912.50	Mount Morgan
MB8248	JOL8248	207	April 12, 2084	$2,587.50	Mount Morgan
MB8428	JOL8428	255	June 29, 2084	$3,187.50	Mount Morgan
MB9419	JOL9419	143	October 30, 2084	$2,050	Mount Morgan
MB8429	JOL8429	164	June 29, 2084	$1,787.50	Mount Morgan

TOTAL NUMBER OF CLIAMS =5 | TOTAL AREA = 2,476 ACRES (1,002 Hectares)

Permitting and Licensing

We have to take the necessary exploration efforts to define drill targets before making an application for permits. We utilize previously acquired UAV-assisted magnetic and Lidar survey results and new rock and soil geochemistry and prospecting to determine our targets. After summer field work is complete and drill targets are defined, we will make an application for a work (drill) permit at the Mining Permits office of the Manitoba Government. We will be required to submit the number of holes, location and metres on the application, or it will not be accepted by the Manitoba Government. Such permits generally are awarded within 3 weeks of application submission. For a full outline of permitting requirements in Manitoba, see “Project Overview – The Lithium Lane Properties – Zoro Property - Permitting”.

Table 12 – Exploration Permits

Company	License/Permit	Issuing Authority	Issuance Date	Term
Foremost Clean Energy Ltd. (formerly known as Foremost Lithium Resource & Technology Ltd.)	Work Permit to drill on Crown (Manitoba) Lands	Manitoba Mineral Resources Department	December 18, 2023	April 30, 2026

Infrastructure

The Jean Lake Property is located 15km east of the town of Snow Lake. See “Project Overview” – The Lithium Lane Properties – Zoro Property - Permitting” for discussion of nearby infrastructure.

Development Activities

Ongoing exploration, consisting of prospecting and geochemical surveys, was continued was continued utilizing the results from completed drone-assisted magnetic surveys to assess the potential for additional spodumene bearing pegmatites and continue exploration for gold mineralization on the Jean Lake property. We have plans to conduct a drill program on the property to follow up on the 2024 program.

Grass River Property

The Grass River Property is an exploration stage property located 30 km east of the historic town of Snow Lake, 6.5 kilometers east of the Zoro Property. The Grass River Property hosts 10 pegmatites exposed in outcrop and 7 drill-indicated spodumene-bearing pegmatite dykes and is located with UTM coordinates 465,500mE and 6,090,000mN (GPS coordinates are 54.89712, -99.40356) as illustrated on figure 24 below. The property is accessed via helicopter. The Grass River Property has no mineral reserves or mineral resources under S-K 1300.

Figure 24. The Grass River Property Claim Block (“GRC”)

Geology

The Grass River Property is underlain by Ocean Floor volcanic rocks of the Roberts Lake allochthon and lesser amounts of Missi Group sedimentary rocks. The Ocean Floor rocks comprise mafic volcanic rocks and related intrusions and the Missi Group consists of sandstone, siltstone, mudstone, and quartzo-feldspathic gneiss and migmatite.

Property Claims Table

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

TOTAL NUMBER OF CLAIMS = 29 | TOTAL AREA = 15,664 acres (6,339 hectares)

Permitting

We have to take the necessary exploration efforts to define drill targets before applying for permits. We utilize previously acquired UAV-assisted magnetic and Lidar survey results and new rock and soil geochemistry and prospecting to determine our targets. Once field work is complete and drill targets are defined, an application for a work (drill) permit with the Mining Permits office of the Manitoba Government is submitted. For the application, we will be required to submit the number of holes, location and metres on the application, or the application will not be accepted by the Manitoba Government. These kinds of permits generally are awarded within 3 weeks. For a full outline of permitting requirements in Manitoba, see “Project Overview – The Lithium Lane Properties – Zoro Property - Permitting”.

Infrastructure

The Grass River Property is located 25 km east of the town of Snow Lake. It is the furthest distance from Snow Lake of all the lithium lane properties and was staked by the company in 2022. Access is by air support only as there is no current infrastructure due to its remote location and distance from our other properties.

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

Figure 25. Peg North Property Map

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

Property Claims Table

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

TOTAL NUMBER OF CLAIMS = 28 | TOTAL AREA = 16,697 acres (6,757 hectares)

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

Permitting

Once summer field work and drill targets are defined, we will submit an application for drilling to the Mining Permits office of the Manitoba Government For a full outline of permitting requirements in Manitoba, see “Project Overview – Lithium Lane Properties – Zoro Property – Permitting”

Infrastructure

The Peg North Property is located 20km east of the town of Snow Lake. See “Project Overview – The Lithium Lane Properties – Zoro Property - Infrastructure”.

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

Non Core Properties

The Winston Property

The Company had held certain underlying royalties, a 100% ownership and option interest in certain claims in Winston Property through its former wholly-owned subsidiary, Sierra.  On January 31, 2025, Foremost completed the Arrangement pursuant to which ownership of Sierra was transferred from Foremost to Rio Grande, effectively disposing of its interests in Sierra.  See Item 4B of this Annual Report for more information.

Lac Simard South Property

Figure 26. Property Location Map of Lac Simard South in Quebec, Canada

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

Property Ownership

In May, 2023, we acquired the Lac Simard South Property located in the Province of Quebec, amending a property acquisition agreement to purchase 100% right, title, and interest in and to those certain undersurface mineral rights comprising a total of 60 claims, covering 8,612 acres (3,485 hectares). In consideration for the property, we paid to the vendors cash consideration of $17,500 plus GST on May 12, 2023, and paid an additional $17,500 plus GST payable four months after closing. In addition, we issued a total of 10,700 common shares of the Company at $7.50 per common share under terms as set forth therein and subject to a 4-month hold. The Company has now earned a 100% interest in Lac Simard South property.

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

Figure 27. Lac Simard South Claims Map

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

Property Claims Map

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

TOTAL NUMBER OF CLAIMS = 80 | TOTAL AREA = 11,482 acres (4,647 hectares)

*20 claims that Foremost Lithium Staked

Development Activities

As we expand our focus into uranium exploration, we aim to solidify our engagement with strategic partners and stakeholders by emphasizing our unique position within the uranium sector. Our strategic collaboration with Denison Mines Corp., a respected leader in the industry, will serve as a pathway as we continue our exploration and development efforts. Our marketing strategy will highlight our commitment to sustainable resource extraction in the politically stable and mining-friendly jurisdiction of Saskatchewan’s Athabasca Basin. We plan to leverage the synergies created through this partnership to promote our dual-resource strategy, showcasing our lithium and uranium projects to potential investors and customers alike. As our projects progress, we will utilize targeted communications to convey the advancements and milestones achieved, thereby strengthening our market presence.

Marketing and Advertising

We recognize that competition in both the uranium and lithium sectors is intense, with established companies holding significant market share and resources. As junior exploration companies, we face challenges from larger entities that possess greater financial capabilities, technical expertise, and developed infrastructure. However, our strategic alliance with Denison Mines positions us uniquely within the uranium market, bolstering our exploration and development efforts. While the lithium sector is also highly competitive, our focus on securing domestic lithium resources in conjunction with uranium exploration differentiates us from peers, allowing us to capitalize on the increasing demand for clean and sustainable energy. By maintaining a disciplined exploration strategy and leveraging our partnerships, we aim to carve out a competitive edge that acknowledges the fragmented nature of these industries while positioning us as a significant player in both uranium and lithium markets.

Our Customers

At the current stage of development of our mineral resource projects, we are not yet in a position to establish a formal customer base, as we do not have sample products available for qualification. However, through our focused efforts on resource development and ongoing drilling activities, we anticipate generating interest from potential partners and customers in both the uranium and lithium markets. Our strategic partnership with Denison Mines, a respected leader in the uranium sector, is expected to enhance our visibility and credibility among industry stakeholders. As we advance our exploration and demonstrate the viability of our projects, we aim to attract leading companies in the nuclear energy and battery manufacturing sectors, thereby positioning ourselves as a future supplier of choice for lithium and uranium products.

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

Employees

We currently have 3 employees with executive employment agreements.

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

Government Regulation

Our business is subject to mining laws and regulations in various jurisdictions. Canadian mining law is divided between the federal and provincial governments. Ownership of lands and minerals belongs to the province in which they are located. Our mining activities are regulated by the Province of Manitoba’s Department of Agriculture and Resource Development and governed primarily by provisions of The Mines and Minerals Act (Manitoba) together with its accompanying regulations and guidelines. In Saskatchewan, the management of mineral resources and the granting of exploration and mining rights for mineral substances and their use are regulated by the Crown Minerals Act (Saskatchewan) and The Mineral Tenure Registry Regulations, 2012, that are administered by the Saskatchewan Ministry of Energy and Resources. The provinces have jurisdiction over mineral exploration, development, conservation, and management.

The federal government shares jurisdiction with the provinces on some related matters (taxation and the environment) and has exclusive jurisdiction over areas such as exports and foreign investment controls. Federal and provincial legislation affecting mining activities tends to fall into two main categories: (a) private matters of title and taxation; and (b) economic, social, and environmental policies. We are regulated by the foregoing regulating bodies, and such government regulation has an impact on our business

Organizational structure

The chart below presents our corporate structure

Please refer to Item 4B of this Annual Report for a full description of the Plan of Arrangement.

Property, Plants, and Equipment

The registered office of the Company is 400 - 666 Burrard Street, Vancouver, BC V6C 2X8 Canada We believe that we will be able to obtain adequate facilities to accommodate our future expansion plans. For a description of the real property owned by us, please see the corresponding sections herein.

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

5.A. Operating Results

This management’s discussion and analysis of financial position and results of operations (“MD&A”) is prepared as of June 18, 2025 and should be read in conjunction with the audited consolidated financial statements of Foremost Clean Energy Ltd. (“Foremost” or the “Company”) for year ended March 31, 2025, with the related notes thereto. The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

This MD&A reports the Company’s activities through March 31, 2025, unless otherwise indicated. All figures are expressed in Canadian dollars, unless otherwise noted. During the year ended March 31, 2025 (“Fiscal 2025”), the Company remained at the exploration stage, had not placed any of its mineral properties into production, and has not generated any revenues. The technical information in this MD&A has been reviewed by Matthew Carter, P.Geo (Dahrouge Geological Consulting Ltd.) Lindsay Bottomer, P. Geo, Mark Fedikow, P. Geo, and Jordan Pearson, P. Geo (Dahrouge Geological Consulting Ltd.), who are Qualified Persons as defined by Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43- 101”).

Further information regarding the Company and its operations are filed electronically on the System for Electronic Document Analysis and Retrieval (SEDAR+) in Canada and can be obtained from www.sedarplus.ca and at http://www.sec.gov/edgar/searchedgar/companysearch.html in the United States.

On August 22, 2023, the Company began trading on NASDAQ under the symbols FMST and FMSTW.

Forward-Looking Statements

Except for statements of historical facts relating to the Company, this MD&A contains “forward-looking statements” within the meaning of applicable securities legislation. These forward-looking statements are made as of the date of this MD&A and the Company does not intend and does not assume any obligation to update these forward-looking statements, except as required by applicable securities laws.

Forward-looking statements may include, but are not limited to, statements with respect to the future price of metals, the estimation of mineral resources, the realization of mineral resource estimates, the timing and amount of future exploration programs, capital expenditures, success of exploration activities, permitting timelines, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the completion of transactions and future listings and regulatory approvals. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information in this MD&A includes, among other things, disclosure regarding: the Company’s mineral properties as well as its outlook, statements with respect to the success of exploration activities, permitting timelines, costs and expenditure requirements for additional capital and regulatory approvals, as well as the information under the headings “Overall Performance”, “Liquidity” and “Capital Resources”.

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

However, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors may include, among others: actual results of current and proposed exploration activities; actual results of reclamation activities; future metal prices; accidents, labor disputes, adverse weather conditions, unanticipated geological formations; other risks of the mining industry; delays in obtaining governmental or regulatory approvals or financing or in the completion of exploration activities; and as well as those factors discussed in the section entitled “Risks and Uncertainties” in this MD&A. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

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

DESCRIPTION OF BUSINESS

Foremost Clean Energy is an is an emerging North American uranium and lithium exploration company with an option to earn up to a 70% interest in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%) spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the clean energy mix of the future. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries, through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec.

MINERAL PROPERTIES

During the year ended March 31, 2025, the following exploration expenditures were incurred on the exploration and evaluation of the Company’s assets:

	Winston Property	Zoro Property	Jean Lake Property	Grass River Property	Jol Lithium Property	Peg North Property	Lac Simard Property	Athabasca Property	Total

Acquisition costs
Balance, March 31, 2024	$1,338,793	$1,909,407	$250,000	$45,255	$11,730	$400,000	$127,153	$-	$4,082,338
Cash	99,189	-	50,000	130	638	100,000	-	-	249,957
Shares	-	-	50,000	-	-	100,000	-	6,716,449	6,866,449
Spin-out	(1,437,982)	-	-	-	-	-	-	-	(1,437,982)
Balance, March 31, 2025	-	1,909,407	350,000	45,385	12,368	600,000	127,153	6,716,449	9,760,762

Exploration costs
Balance, March 31, 2024	419,233	6,552,532	2,465,023	680,016	45,865	849,406	-	-	11,012,075
Assay	-	55,945	-	-	-	-	-	-	55,945
Drilling	-	42,950	-	-	-	-	-	97,308	140,258
Geological, consulting, and other	28,940	629,875	8,792	-	6,000	31,931	-	298,379	1,003,918
Exploration cost recovery	-	(200,000)	-	-	-	-	-	-	(200,000)
Spin-out	(448,173)	-	-	-	-	-	-	-	(448,173)
Balance, March 31, 2025	-	7,081,302	2,473,815	680,016	51,865	881,337	-	395,687	11,564,023

Total Balance – March 31, 2025	$-	$8,990,709	$2,823,815	$725,401	$64,233	$1,481,337	$127,153	$7,112,136	$21,324,785

During the year ended March 31, 2024, the following exploration expenditures were incurred on the exploration and evaluation of the Company’s assets:

	Zoro Property	Grass River Property	Peg North Property	Winston Property	Jean Lake Property	Jol Lithium Property	Lac Simard Property	Total

Acquisition costs
Balance, March 31, 2023	$1,909,407	$43,500	$200,000	$1,334,548	$150,000	$10,454	$-	$3,647,909
Cash	-	1,755	100,000	4,245	50,000	1,276	41,553	198,829
Shares	-	-	100,000	-	50,000	-	85,600	235,600
Balance, March 31, 2024	1,909,407	45,255	400,000	1,338,793	250,000	11,730	127,153	4,082,338

Exploration costs
Balance, March 31, 2023	4,653,559	596,124	660,472	371,909	2,509,453	38,365	-	8,829,882
Assay	-	-	15,188	-	2,669	-	-	17,857
Geological, consulting, and Other	1,898,973	83,892	173,746	47,324	152,901	7,500	-	2,364,336
Exploration cost recovery	-	-	-	-	(200,000)	-	-	(200,000)
Balance, March 31, 2024	6,552,532	680,016	849,406	419,233	2,465,023	45,865	-	11,012,075

Total Balance – March 31, 2024	$8,461,939	$725,271	$1,249,406	$1,758,026	$2,715,023	$57,595	$127,153	$15,094,413

LITHIUM

The Zoro Lithium Project

The Zoro Lithium project totals approximately 3,390 hectares located near the east shore of Wekusko Lake in west-central Manitoba, approximately 20 km east of the mining town of Snow Lake, 249 km southeast of Thompson and 571 km northwest of Winnipeg, and is comprised of the Zoro 1 claim, the Green Bay and the Strider Agreements.

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

Both property agreements are each subject to a 2% net smelter return royalty (the “NSR”). The Company can acquire an undivided 50% interest in the NSR, being one-half of the NSR or a 1% NSR, from Strider Resources (“Strider”) by making a $1,000,000 cash payment to Strider, together with all accrued but unpaid NSR at the time, prior to the commencement of commercial production on the property.

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

Zoro includes 13 identified pegmatite dykes. Diamond drilling, prospecting and sampling programs conducted in 2016 through 2019 confirmed the presence of the spodumene bearing pegmatites. Five drill programs have been completed to date with lithium assays reporting in all holes. Metallurgical studies were undertaken on material collected from four 2018 drill holes at Dyke 1. The Company previously assessed the amount of high-grade lithium in Dyke 1 through a 2017/2018 winter drill program, reaching the dyke’s deeper levels (>150 m). Additionally, the winter drill program was expanded to Dykes 5 and 7, to test historic results and recent assay results from trench and outcrop sampling of both dykes. During the 2017/18 winter drill program, the Company also discovered a previously unknown spodumene bearing pegmatite dyke. The discovery was made during the 2,472-metre, 19-hole drill program, as described in Company’s news releases on January 19 and February 13, 2018. The discovery of this additional dyke was made by drill-testing a Mobile Metal Ions (“MMI”) soil geochemical anomaly bringing the total of known high-grade lithium mineralized spodumene pegmatite dykes on the Zoro Lithium Project to eight. Further results from the winter drill program included narrow intercepts from shallow drill holes testing Dykes 2, 5 and 7. Of these, Dyke 5, tested by drill hole FAR18-30, intersected 1 metre of 1.2% Li2O. Overall the results for each of these dykes were consistent with historic exploration results. The Company has posted the results of all drill programs and laboratory testing on its website at www.foremostcleanenergy.com.

MINERAL PROPERTIES

Athabasca Properties

During the year ended March 31, 2025, the Company closed an option agreement with Denison Mines Corp. (“Denison”), to acquire up to a 70% interest in The Athabasca Properties, which is a group comprised of 10 individual uranium exploration properties covering over 330,000 acres in the Athabasca Basin in Northern Saskatchewan.

Ownership Details

The Athabasca Properties are comprised of 45 mineral exploration claims that from each of the Blackwing, Murphy Lake South , GR, CLK, Torwalt Lake, Turkey Lake, Epp Lake, Marten, Wolverine, and Hatchet Lake properties in the Athabasca Basin region of northern Saskatchewan, covering 134,509 hectares. Denison currently has 100% ownership in all of the properties except for Hatchet Lake, which is subject to a joint venture agreement with Trident Resources Corp., with Denison currently holding a 70.15% ownership interest as of March 31, 2025.

Under the terms of the option, the Company may acquire up to 70% of Denison's interest in the exploration properties. In the case of Hatchet Lake, Foremost may earn up to a 51% interest in the Hatchet Lake joint venture, representing slightly over 70% of Denison's ownership interest at the execution of the option agreement.

The Option Agreement contains three (3) phases, as summarized below:

Phase 1

During the period ended December 31, 2025, the Company earned a 20% interest in the Exploration Properties (14.03% for Hatchet Lake), by completing the following:

●	Issued 1,369,810 common shares (issued and valued at $5,205,278) to Denison;
●	Appointed a Technical Advisor to Foremost at Denison's election; and
●

Entered into an Investors Rights Agreement providing for, among other things: the appointment by Denison of up to two (2) individuals to the board of directors of Foremost; and a pre-emptive equity participation right for Denison to maintain a 19.95% equity interest in Foremost.

The Company also issued 425,682 common shares to arm’s length parties for finders and advisory fees valued at $1,511,171.

Phase 2

To earn an additional 31% interest in the Exploration Properties (21.75% for Hatchet Lake), on or before October 4, 2027, Foremost must:

●	Pay Denison $2,000,000 in cash or common shares or a combination thereof, at the discretion of Foremost; and
●	Incur $8,000,000 in exploration expenditures on the Exploration Properties.

If the conditions of Phase 2 are not satisfied, Foremost shall forfeit the entirety of its interests in and rights to the Exploration Properties.

Phase 3

To earn an additional 19% interest in the Exploration Properties (15.22% for Hatchet Lake), on or before October 4, 2030, following the successful completion of Phase 2, Foremost must:

●	Pay Denison a further $2,500,000 in cash or common shares or a combination thereof, at the discretion of Foremost; and
●	Incur a further $12,000,000 in exploration expenditures on the Exploration Properties.

If the conditions of Phase 3 are not satisfied, Foremost shall forfeit a portion of its interests in and rights to the Exploration Properties such that Denison's interests in each of the Exploration Properties will be increased to 51% and operatorship shall revert to Denison.

Upon completion of Phase 3 of the Option Agreement, the parties will enter into a joint venture agreement in respect of each of the Exploration Properties.

Exploration update

The Hatchet Lake Uranium Property

On February 20, 2025, the Company announced positive preliminary results from an 889 metre, four-hole diamond drill program that was completed by Denison on behalf of the Hatchet Lake Joint Venture in in mid 2024,The results highlight the prospectivity of two mineralized target areas (Richardson and Tuning Fork) on the property, and a number of additional compelling targets areas for future drill program(s).  Highlights include:

Notable uranium intercepts from the Richardson target area in drill hole RL-24-29, with strongly anomalous uranium noted below the unconformity, including:

●	0.11% U3O8 (901 ppm U) from 81.2 to 81.4 metres
●	0.04% U3O8 (354 ppm U) from 81.4 to 81.9 metres
●	0.04% U3O8 (322 ppm U) from 78.3 to 78.6 metres

Strong geochemical signatures returned, and structural controls confirmed at the Tuning Fork target area:

●

Assays from both drill holes completed in 2024 (TF-24-11 and TF 24-12) returned anomalous uranium and elevated levels of boron (up to 5,670 ppm), copper (up to 233 ppm), nickel (up to 387 ppm), and cobalt (up to 209 ppm). These pathfinder elements are potentially indicative of a hydrothermal system capable of precipitating (depositing) uranium.

●

Both drill holes encountered significant structural disruption and hydrothermal alteration (including intense clay alteration, hydrothermal hematite, and a shear zone with graphitic-pyritic faults), which are generally characteristic of uranium deposits in the Athabasca Basin region.

Exploration efforts in 2024 included drill testing of high-potential areas identified through previous geophysical surveys and historical drilling. Based on these positive results, Foremost has developed plans for follow-up drill programs to be completed during the winter and summer exploration seasons.

The Zoro Lithium Property

The Zoro Lithium Property is comprised of 16 claims over 8.377 acres (3,390 hectares) located near the east shore of Wekusko Lake in west-central Manitoba, approximately 20 km east of the mining town of Snow Lake, 249 km southeast of Thompson and 571 km northwest of Winnipeg and consists of the Zoro 1 Agreement and the Green Bay and Strider Agreements.

Ownership Details

Zoro I Agreement

The Zoro 1 claim totals approximately 52 hectares in size and was purchased for the price of 140,000 common shares of the Company, $50,000 in cash and a non-interest-bearing promissory note for $100,000 (paid). In addition, the Company paid a finder’s fee of 20,000 common shares to an arm’s length third party in connection with the acquisition of the Zoro 1 claim. The Company has earned 100% undivided interest in the claim. Further details of the Company’s acquisition of the Zoro 1 claim are included in the Company’s financial statements and annual filings.

Strider and Green Bay Agreement

The Company has earned 100% interest in all lithium-bearing pegmatite dykes on the 15 additional claims in the Strider and Green Bay Agreements by paying $500,000 in cash and by issuing $500,000 in shares (107,150 shares issued). Both property agreements are each subject to a 2% net smelter return royalty (the “NSR”). The Company can acquire an undivided 50% interest in the NSR, being one-half of the NSR or a 1% NSR, from Strider Resources (“Strider”) by making a $1,000,000 cash payment to Strider, together with all accrued but unpaid NSR at the time, prior to the commencement of commercial production on the property. During the option period, the Company is responsible for carrying out and all administering exploration, development, and mining work on the property and for maintaining the property in good standing.

Exploration at the Zoro Lithium Property

Diamond drilling, prospecting and sampling programs conducted in 2016 through 2019 confirmed the presence of spodumene bearing pegmatites. Metallurgical studies were undertaken on material collected from four 2018 drill holes at Dyke 1. The successful drill testing of a Mobile Metal Ions (“MMI”) soil geochemical anomaly in 2017 and the discovery of the high-grade lithium-bearing Dyke 8 provided the rationale for expanding these surveys to the remainder of the property.

A helicopter-assisted crew of field technicians extended the current MMI survey coverage on the property with the collection of 784 soil samples The Company previously assessed the amount of high-grade lithium in Dyke 1 through a 2017/2018 winter drill program, reaching the dyke’s deeper levels (>150 m). Additionally, the winter drill program was expanded to Dykes 5 and 7, to test historic results and recent assay results from trench and outcrop sampling of both dykes. During the 2017/18 winter drill program, the Company also discovered a previously unknown spodumene bearing pegmatite dyke. The discovery was made during the 2,472-metre, 19-hole drill program, as described in Company’s news releases on January 19 and February 13, 2018. The discovery of this additional dyke was made by drill-testing a MMI soil geochemical anomaly bringing the total of known high-grade lithium mineralized spodumene pegmatite dykes on the Zoro Lithium Project to eight. Further results from the winter drill program included narrow intercepts from shallow drill holes testing Dykes 2, 5 and 7. Of these, Dyke 5, tested by drill hole FAR18-30, intersected 1 m of 1.2% Li2O. Overall the results for each of these dykes were consistent with historic exploration results. The Company announced assay results from the fifth drilling program at Zoro on July 3, 2019, completing a total 3,054 m of drilling in 22 holes. A total of five new pegmatite dyke have been identified to date, bringing the total to 13, and the drilling extended the limits at Dyke 8, which has been intersected by six holes from two of the Company’s drilling campaigns. The Company has posted the results of all historic drill programs and laboratory testing on its website at www.foremostcleanenergy.com.

Drill Programs

2022 Drill Program Highlights

On April 26, 2022, the Company announced its first drill program had been completed since 2018 with a ten-hole 1,509-metre drill program designed to test MMI soil geochemical anomalies. Highlights include a sixteenth spodumene-bearing pegmatite dyke discovery. This pegmatite was intersected by two drill holes, DDH FM22-70 and was drilled at -50 degrees inclination. Two pegmatite intercepts totaling 4.9 m with up to 15% light green spodumene crystal aggregates were obtained. A second hole, DDHFM22-70B, was drilled at a steeper inclination of -65 degrees to undercut the first pegmatite intersection. This hole intersected a five-metre intercept of the same spodumene mineralized pegmatite as hole FM22-70. The host rock to these pegmatites is a fine-grained foliated basalt.

Additional, DDHFM22-71 was drilled at -65 degrees to undercut the 2018 pegmatite and intersected three discrete pegmatites. A 4.5 m spodumene-bearing pegmatite intersected between 70.45 and 75.89 m before being truncated by a fault. This intercept is 37 m below the previous 2018 drill intercepted Dyke 8 spodumene mineralization. A further pegmatite intersected below the fault between 84.4 and 86.65 m, and a third between 148.75 m and 152.65 m. To date, Dyke 8 has drill indicated dimensions of 120 m in length, 5-15 m in width and has been drilled to a depth of 157 m below surface. Assay results from the first pegmatite intersection vary from 0.05%-0.86% Li2O in five core samples over 5.44 m and 0.05% Li2O in each of two core samples over 2.25 m from the second pegmatite intersection (Table 1). A third pegmatite intersected over 3.91 m in DDHFM22-071 assayed 0.09-0.21% Li2O with the highest concentrations for related metals Cs (1440 ppm) and Nb (137.9 ppm); (sample 423028; Table 1). Tantalum analyses from Dyke 8 core samples vary between 30.2 ppm and 88.5 ppm. See a full list of assay results below in Table 1.

Table 1. Zoro 2022 Drill Results – Summary of NQ core assay results for lithium and related metals from spodumene-bearing pegmatites and pegmatites without visible

	NQ Core Sample	Depth (m)	Width (m)	Li ppm	Li20%	Cs ppm	Nb ppm	Ta ppm
DDHFM22-07	423011	32.44-33.24	0.8	203	0.04	296	137	86.6
	423012	33.24-34.0	0.76	1040	0.22	226	116.2	89.7
	423013	34.0-35.0	1	6220	1.33	260	84.3	58.8
	423014	35.0-35.8	0.8	4000	0.86	253	97.1	47.4
DDHFM22-070B
	423015	43.21-44.0	0.79	200	0.04	395	107.9	65.3
	423016	44.0-45.0	1.0	3030	0.65	225	74.9	28.3
	423017	45.0-46.0	1.0	4890	1.05	319	113.3	35.7
	423018	46.0-47.0	1.0	4460	0.96	301	111.5	35.7
	423019	47.0-48.13	1.13	4030	0.86	476	106.5	61.9
Dyke 8
DDHFM22-071
	423021	70.45-71.30	0.85	563	0.12	328	99.9	63.1
	423022	71.30-72.30	1.0	4030	0.86	384	57.1	30.2
	423023	72.30-73.30	1.0	1770	0.38	562	61.3	46.2
	423024	73.30-74.27	0.97	1170	0.25	362	92.6	52.8
	423025	75.20-75.89	0.69	659	0.14	565	135	55.2
	423026	84.40-85.50	1.10	275	0.05	330	49.6	31.6
	423027*	85.5-86.65	1.15	246	0.05	414	62.8	34.3
	423028*	148.74-149.4	0.65	1000	0.21	1440	137.9	88.5
	423029*	150.76-151.7	0.94	440	0.09	777	67.3	32.8
	423031*	151.7-152.65	0.95	429	0.09	539	90.4	59.3

* Refers to no visible spodumene observed in core sample

2024 Winter Drill Program

On August 16, 2024, positive results from completed 5,826-metre drilling campaign at its Zoro Lithium Property. The drilling program targeted untested mineralization at depth, south-east of Dyke 1, the Company's maiden inferred resource of 1,074,567 tons at a grade of 0.91% Li2O, with a cut-off of 0.3%, as outlined in the Company’s filed Regulation SK-1300 Technical Report Summary (2023) and NI 43-101. Technical report (2018). Assay results included 1.52% Li2O over 5.02 m in drill hole FL24-009, 1.10% Li2O over 9.88 m in drill hole FL24-010, and 0.80% Li2O over 9.05 m in drill hole FL24-020.

Drill results completed during the Winter 2024 program proximal to Dyke 1 have demonstrated the continuity of lithium mineralization along Dyke, as well as infill areas along strike and at depth. The drill hole locations, displaying multiple 50-meter step-outs perpendicular to the strike of Dyke 1. Drilling was used to assess lateral continuity as well as to test the presence of mineralization at depth. Confirmation of lithium mineralization extended Dyke 1 from a previous 265-meter strike length to greater than 400 meters. In the west, the body is comprised of multiple near surface lithium-bearing pegmatites that range up to an apparent 17.9 m thickness. See table 2 below for full assay results.

Table 2. Summary for NQ core assay results¬ for lithium and related metals from the 2024 Winter drill campaign at Dyke 1.

Zoro Property Report

	NQ Core Sample	Depth (m)	Width (m)	Li (ppm)	Li2O (%)	Cs (ppm)	Ta (ppm)
FL24-009	FL009-029	199.00 199.96	0.96	10009	2.155	125	21.6
	FL009-030	199.96 -201.00	1.04	6686	1.439	149	28.4
	FL009-033	201.00 202.00	1.00	601	0.129	187	10.1
	FL009-034	202.00 202.92	0.92	4690	1.01	141	22.5
	FL009-035	202.92 203.97	1.05	4815	1.037	106	17.7
	FL009-036	203.97 205.00	1.03	2341	0.504	170	19.4
FL24-009	FL009-061	235.98 237.00	1.02	2520	0.542	123	36.4
	FL009-062	237.00 237.97	0.97	7262	1.563	366	46.4
	FL009-064	237.97 238.99	1.02	11420	2.458	270	35.8
	FL009-065	238.99 240.09	1.10	7493	1.613	303	39
	FL009-066	240.09 241.00	0.91	6567	1.414	247	49.8
FL24-010	FL010-024	176.22 176.85	0.63	5036	1.084	375	70.5
	FL010-026	176.85 177.48	0.63	166	0.036	460	41.7
	FL010-027	177.48 178.11	0.63	2246	0.483	550	34.3
	FL010-028	178.11 178.80	0.69	7664	1.65	419	34.5
	FL010-029	178.80 179.48	0.68	9405	2.025	281	34.6
	FL010-030	179.48 180.73	1.25	287	0.062	133	67.2
	FL010-033	180.73 181.99	1.26	1758	0.378	253	39.9
	FL010-034	181.99 183.05	1.06	6104	1.314	494	71.3
	FL010-035	183.05 184.06	1.01	11270	2.426	305	87.6
	FL010-036	184.06 185.08	1.02	8493	1.828	254	108
	FL010-037	185.08 186.10	1.02	4687	1.009	520	102
FL24-020	FL020-029	232.00 233.00	1.00	4933	1.062	191	70.1
	FL020-030	233.00 234.00	1.00	3397	0.731	283	52.6
	FL020-033	234.00 235.00	1.00	4779	1.029	344	64.1
	FL020-034	235.00 236.03	1.03	2642	0.569	325	70.9
	FL020-035	236.03 237.00	0.97	458	0.099	147	35.5
	FL020-036	237.00 238.00	1.00	5580	1.201	192	37.3
	FL020-037	238.00 239.03	1.03	2400	0.517	285	40.9
	FL020-039	239.03 240.00	0.97	3043	0.655	210	47.8
	FL020-040	240.00 241.05	1.05	6215	1.338	215	34.1

NI 43-101 Technical Report

On July 9, 2018, the Company announced that it had received the first ever resource estimate for Dyke 1 on its Zoro Lithium Property. Dyke 1 contains an inferred resource of 1,074,567 tonnes grading 0.91% Li2O, 182 ppm Be, 198 ppm Cs, 51 ppm Ga, 1212 ppm Rb and 43 ppm Ta (at a cut-off of 0.3% Li2O). Dyke 1 is open at depth and to the north and south where additional exploration is ongoing. The estimate has an effective date of July 6, 2018, and was prepared by Scott Zelligan P. Geo., an independent resource geologist of Coldwater, Ontario. Dyke 1 is one of sixteen known spodumene-mineralized pegmatite dykes on the property. The remaining dykes are currently the object of ongoing exploration including drill-testing.

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

Zoro Dyke 1 Positive Metallurgy

On May 26, 2022, the Company announced that it has contracted XPS Expert Process Solutions (a Glencore company) to develop a process to develop and refine spodumene concentrate (SC6 technical specification) into a saleable battery-grade lithium hydroxide product. The objective is to produce a technical specification SC6 spodumene concentrate. SC6 is an inorganic material that can be further refined for use in the manufacturing of batteries, ceramics, glass, grease, and various lithium products.to deliver battery grade lithium hydroxide to supply an integrated EV battery ecosystem to energize the electrification of the transportation sector. The project was undertaken at XPS’s Falconbridge, Canada, facility and SGS Canada Inc.'s Lakefield, Canada, facility. The project included a single stage Dense Media Separation (“DMS”), flotation, pyrometallurgy and hydrometallurgy.

Results of Test Work

The Zoro Dyke 1 metallurgical program investigated the feasibility of lithium beneficiation by dense media and dry magnetic separation with the goal of producing a 6% Li2O concentrate from a Master Composite, at a fairly coarse particle size of -12.7/+0.5 mm. Completed heavy liquid separation (“HLS”), DMS and dry magnetic separation test work confirms that HLS demonstrates excellent potential for the recovery of an on-spec lithium concentrate from the Master Composite by dense media separation. For Phase one of the project, the results of which were released in December of 2022, the HLS and DMS (dense media separation) test work concluded Dyke 1 spodumene mineralization is amenable for production producing a final spodumene concentrate assaying 5.93% Li2O, with a lithium recovery of 66.9% in 26.5% mass after magnetic separation. For Phase two of the project, the results of which was released in March of 2023, the DMS and flotation of DMS Middlings together achieved a global lithium recovery of 81.6% at a spodumene concentrate grade of 5.88%, demonstrating that our spodumene concentrate is capable of producing both battery grade lithium products, lithium carbonate (Li2CO3) or lithium hydroxide (LiOH), while returning an extremely favourable OPEX/CAPEX to our Company.

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

Jean Lake Lithium-Gold Property

The Jean Lake property is situated southwest of the Thompson Brother Trend in west-central Manitoba, 15 km east of the town of Snow Lake, Manitoba, Canada, consisting of five mineral claims covering approximately 2,476 acres (1,002 hectares). The Jean Lake property occurs in a geological terrain (the Flin Flon-Snow Lake greenstone belt) historically recognized as significantly endowed with gold and base metals, as well as new developing lithium resources.

Ownership Details

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

d)	pay $50,000 in cash (paid), issue $50,000 in common shares (12,106 shares issued) and incur $150,000 (accumulated) in exploration expenditures (incurred) by July 30, 2024; and

e)	pay $75,000 in cash, issue $75,000 in common shares and incur $200,000 (accumulated) in exploration expenditures (incurred) by July 30, 2025.

Once the Company earns the interest, the Company will grant a 2% NSR to Mount Morgan. The NSR may be reduced to 1% by the Company’s payment of $1,000,000 to the NSR holder.

Exploration at the Jean Lake Property

The property hosts the historic west-northwest striking Beryl lithium pegmatites rediscovered in August of 2021 in blasted trenches beneath 80 years of organic deadfall and glacial sediment. Assay results of the high-grade spodumene-bearing Beryl pegmatite dykes from two locations on the “Beryl” or B1, B2 pegmatites gave a range of 3.89-5.17% Li2O in five samples. Rock chip sampling initiated between August and September in 2021, by Foremost's prospecting team also confirmed the presence of this gold mineralization.

Drill Program 2023 Highlights

A drill program was announced on November 21, 2022, of which the Company identified 14 targets through a combination of prospecting and airborne geophysics. The drill program tested a variety of targets on the property using the integrated results of magnetic surveys, rock and soil geochemical surveys and outcrop prospecting and commenced on December 2, 2022. The drill program tested targets for lithium and gold, based on integrated prospecting, UAV-borne magnetic survey results, MMI soil geochemical surveys and outcrop rock chip analyses.

On June 6, 2023, the Company announced that assay results were received from 246 NQ core samples collected during the diamond drill program. The Company's exploration efforts had focused on lithium in pegmatite using a variety of exploration technologies, which not only have exposed potential for spodumene, but which also has demonstrated the potential for gold mineralization. The results of the program have confirmed lithium at the B1 pegmatite but has also identified new gold mineralization on the property.

Results

Gold mineralization was encountered at vertical depths up to 110 m below surface as well lithium at the B1 spodumene bearing pegmatite. Details of the lithium and gold intersections are provided in the summary of gold and lithium hole results below in Table 3.

Table 3. Summary of Gold and Lithium Intersections in Drill Holes

Hole ID	Easting	Northing	Strike	Dip	Depth	Intercept in Metres
FM23-01A	452688	6076420	205	-66	62m	1.26% Li2O over 0-3.35m
FM23-01A	452688	6076420	205	-66	62	2.46 g/t Au over 3.70m from 41.30m-45m
FM23-04A	452743	6076529	90	-45	80	11.27 g/t Au over 2.75m from 73.75m-76.5m including 91.8 g/t Au over 0.32mfrom 74.74 - 75.06m
FM23-08	452877	6076534	245	-45	134	1.44 g/t Au for 0.32m from 11.33m-11.65m and 7.50 g/t Au for 7.66m from 94.35m-102.01m including 29.95 g/t Au for 1.77m from 94.35m-96.12m and 1.28 g/t Au for 0.3m from 107.6m-107.9m
FM23-08A	452878	6076543	110	-45	173	1.51 g/t Au for 0.52m from 95.18m-95.7m
FM23-13	452667	6076898	270	-45	125	0.94 g/t Au for 1.23m from 121.30m-122.53m
FM23-14	452732	6076854	270	-45	158	1.23 g/t Au for 2.85m from 151.24m-154.09m
FM23-22	450367	6073940	314	-45	125	3.04 g/t Au for 0.68m from 102.92m-103.6m
FM23-25	452347	6076330	120	-45	114	2.07 g/t Au for 3.49m from 25.3m-28.79m including 6.86 g/t Au for 0.54m from 25.30m-25.84m and 1.27 g/t Au for 2.4m from 69.6m-72m

Chain of Custody, Quality Control and Quality Assurance, and Data Verification

Quality Control and Quality Assurance on The Jean Lake Drill program follows the same protocols as that were followed in the Zoro Drill Program. See– Zoro Property – Chain of Custody, Quality Control and Quality Assurance and Data Verification” for discussion of quality control.

Grass River Property

The Grass River Property is an exploration stage property consisting of 29 claims covering 15,664 acres/6,339 hectares located 30 km east of the historic town of Snow Lake, 6.5 km east of the Zoro Property. The Grass River Property hosts 10 pegmatites exposed in outcrop4, and 7 drill-indicated spodumene-bearing pegmatite dykes5.

Ownership Details

The Property was acquired by on the ground staking after a review of the geological characteristics of the terrain. The claims were registered with the Manitoba Mining Recorder in the Company’s name on January 18, 2022, and originally consisted of 27 claims and 14,873 acres/6,019 hectares for a total cost of $40,500. On April 3, 2023, the Company announced that an additional 2 claims were staked to increase the number of claims from 27 to 29 and the total property area by 790 acres/320 hectares, to a total amalgamated 15,664 acres/6,339 hectares at a total cost of $3,000. The two new claims provide linkage between the Peg North Lithium Property and Grass River Claims thereby allowing the application of assessment credits earned from exploration on either property applicable to both, and provides the Company 100% interest in and to those certain undersurface mineral rights of all the staked claims.

During the period ended March 31, 2025, the Company incurred $130 (2024 - $1,755) in claim filing fees.

4 Cancelled Assessment File 90611, Manitoba Mining Recorder, Manitoba Natural Resources and Northern Development

5 Bailes, A.H. 1985: Geology of the Saw Lake area, Geological Report GR83-2, 47 pages and Map GR83-2-1

Peg North Property

The Peg North Property is an exploration stage property covering 16,697 acres (6,757 hectares) located in the historic mining district of Snow Lake, Manitoba, and is the largest and newest of the lithium properties. It captures the northern extension of the Crowduck Bay fault which is a focal point for the development of lithium-enriched pegmatite dyke clusters.

Ownership Details

On June 28, 2022, the Company entered into an option agreement to acquire a 100% interest in the Peg North claims located in the Snow Lake mining district in Manitoba. Under the terms of the option agreement, in consideration for making aggregate cash payments of $750,000, issuing Strider Resources common shares having an aggregate value of $750,000, and incurring an aggregate of $3,000,000 in exploration expenditures on or before the fifth anniversary, the Company has the right to acquire a 100% interest in the Peg North Claims, subject only to a 2% net smelter return royalty granted to Strider (the “NSR”) (the “First Option”), The obligations under the First Option can be considered fulfilled under the terms as outlined in the schedule below:

a)	the issuance of $750,000 in cash from the Company as follows;
i.	a cash payment of $100,000 on or before June 23, 2022 (paid);
ii.	a cash payment of $100,000 on or before June 28, 2023 (paid);
iii.	a cash payment of $100,000 on or before June 28, 2024 (paid);
iv.	a cash payment of $150,000 on or before June 28, 2025;
v.	a cash payment of $150,000 on or before June 28, 2026;
vi.	a cash payment of $150,000 on or before June 28 2027; and

b)	the issuance of $750,000 in shares of the Company as follows;
i.	the issuance of $100,000 in common shares on or before June 23, 2022 (issued 10,526 shares);
ii.	the issuance of $100,000 in common shares on or before June 9, 2023 (issued 13,072 shares);
iii.	the issuance of $100,000 in common shares on or before June 28, 2024 (issued 28,818 shares);
iv.	the issuance of $150,000 in common shares on or before June 28, 2025;
v.	the issuance of $150,000 in common shares on or before June 28, 2026;
vi.	the issuance of $150,000 in common shares on or before June 28, 2027; and

c)	incurring exploration expenditures totaling $3,000,000 ($881,337 incurred as of March 31, 2025) due on or before June 9, 2027.

Provided that the First Option has been exercised, the Company may purchase from Strider one half (1%) of the NSR for a cash payment of $1.5 million (the “Second Option”) at any time prior to commencement of commercial production.

Additional Properties

Jol Property, Manitoba, Canada

On July 12, 2022, Foremost completed the acquisition of 100% of the interest in and to those certain undersurface mineral rights certain comprising Manitoba Mineral Disposition No. MB3530 from Mae De Graf (the “MB3530 Property”) by paying $8,000 cash and with the issuance of 364 shares, valued at $2,454. The MB3530 Property is subject to a 2% NSR. During the year ended March 31, 2025, the Company incurred a $638 (2024 - $1,276) expense in claim filing fees. The property is subject to a 2% NSR.

Lac Simard South, Quebec, Canada

In May 2023, Foremost acquired Lac Simard South Property, located in the Province of Quebec, amending a property acquisition agreement to purchase 100% interest in and to those certain undersurface mineral rights comprising a total of 60 claims, covering 8,612 acres (3,485 hectares). In consideration for the property, Foremost paid to the vendors cash consideration of $35,000 and issued 10,700 common shares of the Company at a deemed price of $7.50 per common share. As a result, the Company holds a 100% interest in Lac Simard South property.

The Company staked an additional 20 mineral claims on the Lac Simard South Property contiguous to the 60 claims to complete the final aggregate land size of 11,482 acres (4,647 hectares), and the total number of claims to 80.

RESULTS OF OPERATIONS

For the year ended March 31, 2025:

Net loss for the year

The Company had a net comprehensive loss for the year ended March 31, 2025, of $3,615,375 (2024 - $4,472,170). The net change of $856,795 in the net loss for the year ended March 31, 2025, compared to the year ended March 31, 2024, was primarily due to the following:

Administrative expenses increased by $1,317,897:

●	Consulting of $160,341 (2024 - $120,801) increased by $39,540 and was primarily related to increased consulting services subsequent to the NASDAQ listing in comparative year.

●	Investor relations and promotion of $1,440,910 (2024 - $851,614) increased by $589,296 and was primarily due to the Company’s efforts to increase market awareness.

●	Listing fee of $26,000 (2024 - $54,184) decreased by $28,184 and was directly related to the Company’s NASDAQ listing in the comparative year.

●

Management and directors’ fees of $808,550 (2024 - $754,542) increased by $54,008 and was related to certain contracted or salaried employees and the addition of new employees due to the growth of the Company.

●	Office and miscellaneous of $306,323 (2024 - $267,690) increased by $38,633 and was mainly related to increase in insurance costs after listing on the NASDAQ.

●

Professional fees of $1,926,012 (2024 - $1,178,691) increased by $747,321 which was mostly related to an increase in legal and audit fees related to the spin-out transaction in the current year, the Denison transaction, and cost of financing.

●	Share-based payments of $872,879 (2024 - $910,700) decreased by $37,821 due to the timing of stock option grants and the valuation using the Black-Scholes valuation model.

●	Transfer agent and filing fees of $250,316 (2024 - $290,042) decreased by $39,726 which was primarily related to fees associated with the additional NASDAQ listing in the comparative year.

●	Travel of $25,209 (2024 - $70,379) decreased by $45,170 due to a decrease in trade shows, conferences and property site visits.

Other gains and losses changed by $2,174,692:

●	Finance income on sublease of $Nil (2024 - $1,314) decreased by $1,314 due to the sublease ending in December 2023.

●	Foreign exchange loss of $43,504 (2024 - $35,996) increased by $7,508 and related to the fluctuations in the U.S. dollar as compared to the Canadian dollar at each reporting date.

●

Gain on derivative liabilities of $498,534 (2024 - $166,651) increased by $331,883 due to the warrants being priced in U.S. dollars which are classified as derivative liabilities as the Company’s functional currency is in Canadian dollars. As a result of this difference in currencies, the proceeds that would be received by the Company if these warrants are exercised are not fixed and will vary based on foreign exchange rates, hence the warrants are accounted for as a derivative under IFRS and are required to be recognized and measured at fair value at each reporting year.

●	Gain on forgiveness of debt of $106,624 (2024 - $10,000) increased by $96,624 due to a write-off of accrued liabilities and settlement of accounts payable during the year.

●	Gain on sublease of $Nil (2024 - $2,962) decreased by $2,963 due to the sublease ending in December 2023.

●	Gain on long-term investment of $Nil (2024 - $671) decreased by $671 due to the sale and disposition in the Company’s share investment in Alchemist Mining Inc. during the year ended March 31, 2024.

●	Interest expense of $97,359 (2024 - $126,606) decreased by $29,247 and is directly attributable to the outstanding loan balance with related parties to fund the Company.

●

Recovery of flow-through premium liability of $120,902 (2024 - $8,477) increased by $112,425 due to issuance of flow through shares where the required exploration expenditures are made therefore the premium liability is subsequently reduced.

●	Write-off of prepaid expenses of $Nil (2024 - $1,000) decreased by $1,000 due to expenses paid in advance and not recoverable during the year ended March 31, 2024.

●

Equity loss on investment in associate of $105,760 (2024 - $Nil) increased by $105,760 due to the spin-out transaction and the resulting equity interest in Rio Grande Resources Ltd.  The Company accounts for its investment in Rio Grande using the equity method.

●

Gain on spin-out transaction of $1,914,814 (2024 - $Nil) increased by $1,914,814 due to the completion of the spin-out of Sierra into Rio Grande by way of a plan of arrangement.  The Company deconsolidated Sierra and Rio Grande as of January 31, 2025 and the Company recognized the distribution of non-cash assets to the shareholders at fair value with the difference between that value and the carrying amount recorded as a gain.

●	Tax penalties and interest of $193,262 (2024 - $Nil) increased by $193,262 due to penalties and interest related to the late filing fees on historical USA corporate tax returns.

For the three month period ended March 31, 2025:

Net loss for the period

The Company had a net comprehensive income for the three-month period ended March 31, 2025, of $778,565 (2024 Loss - $1,513,401). The net change of $2,291,966 in the net income for the three-month period ended March 31, 2025, compared to the three-month period ended March 31, 2024, was primarily due to the following:

Administrative expenses:

●	Consulting of $36,000 (2024 - $51,227) decreased by $15,227 and was related to consulting services in decreased consulting subsequent to the NASDAQ listing.

●

Investor relations and promotion of $266,081 (2024 - $414,749) decreased by $148,668 and was primarily related to increased services as a result of the Company’s registration statement and related NASDAQ listing in the comparative year.

●	Listing fee of $21,000 (2024 - $Nil) increased by $21,000. The comparative period was higher directly as a result of the NASDAQ listing in the comparative period.

●

Management and directors’ fees of $213,703 (2024 - $204,288) increased by $9,415 and was related to increases to certain contracted or salaried employees and the addition of new employees due to the growth of the Company.

●	Professional fees of $363,731 (2024 - $188,813) increased by $174,918 which was mostly related to an increase in legal and audit fees related to the spin-out transaction in the current year.

●	Share-based payments of $166,443 (2024 - $55,239) increased by $111,204 due to the timing of stock option grants and the valuation using the Black-Scholes valuation model.

●

Transfer agent and filing fees of $142,143 (2024 - $98,359) increased by $43,784 which was primarily related to fees associated with the spin-out transaction in the current year and continued filing fees associated with the NASDAQ listing from the comparative year.

●	Gain on derivative liabilities of $166,656 (2024 – loss of $392,012) increased by $558,668 caused by the decrease of our share price from $1.99 at December 31, 2024 to $1.16 March 31, 2025. Warrants priced in U.S. dollars are classified as derivative liabilities as the Company’s functional currency is in Canadian dollars. As a result of this difference in currencies, the proceeds that would be received by the Company if these warrants are exercised are not fixed and will vary based on foreign exchange rates, hence the warrants are accounted for as a derivative under IFRS and are required to be recognized and measured at fair value at each reporting period.

Other gains and losses:

●	Foreign exchange gain of $5,118 (2024 - $20,256) decreased by $15,138 and related to the fluctuations in the U.S. dollar as compared to the Canadian dollar at each reporting date.

●

Gain on derivative liabilities of $166,656 (2024 – Loss of $392,012) increased by $558,668 caused by the warrants priced in U.S. dollars are classified as derivative liabilities as the Company’s functional currency is in Canadian dollars. As a result of this difference in currencies, the proceeds that would be received by the Company if these warrants are exercised are not fixed and will vary based on foreign exchange rates, hence the warrants are accounted for as a derivative under IFRS and are required to be recognized and measured at fair value at each reporting period.

●	Gain on forgiveness of debt of $Nil (2024 - $10,000) decreased by $10,000 which was primary due to the forgiveness of the Canada Emergency Business Account loan in the comparative year.

●	Interest expense of $12,697 (2024 - $28,540) decreased by $15,843 and is directly attributable to the outstanding loan balance with related parties to fund the Company.

●

Recovery of flow-through premium liability of $104,986 (2024 - $8,477) increased by $96,509 due to issuance of flow through shares where the required exploration expenditures are made therefore the premium liability is subsequently reduced.

●

Equity loss on investment in associate of $105,760 (2024 - $Nil) increased by $105,760 due to the spin-out transaction and the resulting equity interest in Rio Grande Resources Ltd.  The Company accounts for its investment in Rio Grande using the equity method.

●

Gain on spin-out transaction of $1,914,814 (2024 - $Nil) increased by $1,914,814 due to the completion of the spin-out of Sierra into Rio Grande by way of a plan of arrangement.  The Company deconsolidated Sierra and Rio Grande as of January 31, 2025 and the Company recognized the distribution of non-cash assets to the shareholders at fair value with the difference between that value and the carrying amount recorded as a gain.

For the year ended March 31, 2024:

Net loss for the year

The Company had a net comprehensive loss for the year ended March 31, 2024, of $4,472,170 (2023 – Income of $956,578). The net change in the net loss for the year ended March 31, 2024, compared to the year ended March 31, 2023, was primarily due to the following:

Administrative expenses increased by $961,124:

●	Consulting of $120,801 (2023 - $405,138) decreased by $284,337 and was related to consulting services in connection with the NASDAQ listing.

●

Investor relations and promotion of $851,614 (20223 - $157,983) increased by $693,631 and was primarily related to increased services since the Company’s recent registration statement and related NASDAQ listing.

●	Listing fee of $54,184 (2023 - $Nil) increased by $54,184 and was directly related to the Company’s NASDAQ listing.

●

Management and directors’ fees of $754,542 (2023 - $381,819) increased by $372,723 and was related to performance incentive increases to certain contracted or salaried employees and the addition of new employees due to the growth of the Company.

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

●

Professional fees of $1,178,691 (2023 - $1,576,974) decreased by $398,283 which was generally related to a decrease in legal fees of due to legal service in the prior period relating to the Company’s NASDAQ listing.

●

Share-based payments of $910,700 (2023 - $815,428) increased by $95,272 due to a timing and amount of stock option issuances during the period and valued using the Black-Scholes Method of calculating the expense.

●	Transfer agent and filing fees of $290,042 (2023 - $75,446) increased by $214,596 which was primarily related to fees associated with additional NASDAQ listing.

●	Travel of $70,379 (2024 - $31,466) increased by $38,913 due to an increase in trade shows, conferences and property site visits.

Other gains and losses changed by $4,466,624:

●	Finance income on sublease of $1,314 (2023 - $8,879) decreased by $7,565 due to the sublease ending in December 2023.

●	Foreign exchange loss of $35,996 (2023 - $29,423) increased by $6,573 and related to the fluctuations in the U.S. dollar as compared to the Canadian dollar at each reporting date.

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

SUMMARY OF ANNUAL INFORMATION

	March 31, 2025	March 31, 2024	March 31, 2023

Total Assets	$27,741,039	$16,598,857	$13,300,444
Exploration and evaluation assets	$21,324,785	$15,094,413	$12,477,791
Total Liabilities	$3,248,777	$3,389,320	$2,912,822
Working capital (deficit)	$2,111,763	$(1,904,107)	$(2,117,473)
Shareholders’ equity	$24,492,262	$13,209,537	$10,837,622
Loss and comprehensive income (loss) for the year	$(3,615,375)	$(4,472,170)	$956,578
Earnings (Loss) per share – Basic	$(0.48)	$(0.99)	$0.25
Earnings (Loss) per share – Diluted	$(0.48)	$(0.99)	$0.24
Cash Dividends Declared	$-	$-	$-

SUMMARY OF QUARTERLY RESULTS

	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024

Total assets	$27,741,039	$29,640,051	$16,598,937	$17,130,465
Exploration and evaluation assets	$21,324,785	$22,814,614	$16,061,422	$15,774,855
Total liabilities	$3,248,777	$3,497,509	$4,237,956	$3,407,774
Working capital (deficit)	$2,111,763	$3,596,223	$(3,287,973)	$(1,587,213)
Shareholders’ equity	$24,492,262	$26,142,542	$12,360,981	$13,722,691
Total revenue	$-	$-	$-	$-
Net income (loss) for the period	$778,565	$(2,012,936)	$(1,523,910)	$(857,094)
Basic and diluted earnings (loss) per share	$0.07	$(0.23)	$(0.28)	$(0.16)
Weighted average common shares outstanding	10,385,315	8,786,943	5,494,542	5,382,316

	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023

Total assets	$16,598,857	$15,134,061	$15,965,124	$13,110,859
Exploration and evaluation assets	$15,094,413	$13,293,755	$13,203,727	$12,802,235
Total liabilities	$3,389,320	$2,087,488	$2,550,172	$3,130,028
Working capital (deficit)	$(1,904,107)	$(1,992)	$826,401	$(2,846,633)
Shareholders’ equity	$13,209,537	$13,046,573	$13,414,952	$9,980,831
Total revenue	$-	$-	$-	$-
Net loss for the period	$(1,513.401)	$(654,940)	$(1,695,651)	$(608,178)
Basic and diluted loss per share	$(0.34)	$(0.14)	$(0.39)	$(0.15)
Weighted average common shares outstanding	4,937,738	4,838,329	4,327,750	3,975,666

	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022

Total assets	$13,300,444	$13,530,636	$10,376,744	$9,802,357
Exploration and evaluation assets	$12,477,791	$10,769,379	$9,711,390	$9,032,708
Total liabilities	$2,912,822	$2,841,312	$2,900,781	$2,633,408
Working capital (deficit)	$(2,117,473)	$(270,809)	$(2,274,194)	$(1,903,166)
Shareholders’ equity	$10,387,622	$10,689,324	$7,475,963	$7,168,949
Total revenue	$-	$-	$-	$-
Net earnings (loss) for the period	$321,952	$2,154,228	$(751,616)	$(767,986)
Basic and diluted earnings (loss) per share	$0.03	$0.54	$(0.20)	$(0.21)
Weighted average common shares outstanding	3,968,847	3,943,682	3,815,068	3,620,185

LIQUIDITY AND GOING CONCERN

The consolidated financial statements were prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at March 31, 2025, the Company has had significant losses. In addition, the Company has not generated revenues from operations. The Company has financed its operations primarily through the issuance of common shares and short-term loans. The Company continues to seek capital through various means including the issuance of equity and/or debt. These circumstances cast significant doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. These financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

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

	March 31, 2025	March 31, 2024

Working capital (deficit)	$2,111,763	$(1,904,107)
Deficit	$(24,455,403)	$(21,481,123)

Net cash used in operating activities for the year ended March 31, 2025 was $3,780,394 compared to cash used of $3,794,764 during the year ended March 31, 2024.

Net cash used in investing activities for the year ended March 31, 2025 was $2,673,424 compared to $2,344,600 during the year ended March 31, 2024.  The increase consisted primarily of cash held by spun out subsidiary.

Net cash provided by financing activities for the year ended March 31, 2025 was $10,460,902 compared to $6,563,039 during year ended March 31, 2024. The net increase was due to share issuances for gross proceeds of $11,850,379 (2024 - $7,047,668), offset by share issuance costs of $675,557 (2024 - $480,415), loan principal and interest payments of $713,920 (2024 - $204,801), and repayment of lease obligations of $Nil (2024 - $35,813).

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

CAPITAL RESOURCES

As of the date of this MD&A, the Company is continuing its exploration programs on its Athabasca Properties, Lithium Lane Properties (consisting of its Zoro, Jean Lake, Peg North and Grass River properties), and its Jol Lithium property. The Company intends to use available working capital and may issue additional common shares to fund the cost of its programs.

The Company also has certain ongoing option/property payments and maintenance fees/taxes associated with its Zoro, Jean Lake, Grass River and Winston properties as more particularly described in “Overall Performance” above.

During the period from April 1, 2024 to June 12, 2025, the Company:

a)

closed a non-brokered private placement issuing 247,471 flow-through units consisting of one flow-through common share and one non-flow-through common share purchase warrant at $5.88 per unit for gross proceeds of $1,455,129 (of which $105,000 was received in March 2024 as subscriptions received in advance), of which $Nil was allocated to the warrant component of the unit and recorded in reserves. Each warrant is exercisable by the holder to purchase an additional common share at a price of $4.00 until April 29, 2026. A value of $537,012 was attributed to the flow-through premium liability in connection with the financing. If at any time, the volume-weighted average trading price of the common shares on the CSE trades at or above $6.00 for 14 consecutive trading days, the Company may elect to accelerate the expiry date of the warrants by giving notice to the holders, by way of a news release, that the warrants will expire 30 calendar days following the date of such notice. The Company paid a cash finder’s fees of $175 and granted 51 finder’s warrants (valued at $100), entitling the holder to purchase one common share at a price of $3.40 per share until April 29, 2026. All securities issued will be subject to a hold period of four months and one day from the date of issuance. The Company also incurred legal and filing fees of $22,694 related to the private placement. The Company is committed to incur a total of $1,455,129 of qualifying Canadian Exploration Expenses (“CEE”) on or before December 31, 2025. As at March 31, 2025, the Company has incurred $327,605 in qualifying CEE.

b)	issued 28,818 common shares at a value of $100,000 as part of the annual payment due under the Peg North Property option agreement.

c)	issued 12,106 common shares at a value of $50,000 as part of the acquisition payments for the Jean Lake option agreement.

d)	issued 1,369,810 common shares at a value of $5,205,278 as part of the acquisition payments due under the Athabasca Property option agreement.

e)	issued 425,682 common shares at a value of $1,511,171 for finder’s and advisory fees for the acquisition of Athabasca Property.

f)

closed a brokered private placement issuing 1,473,000 units consisting of one common share and one common share purchase warrant at $3.00 per unit for gross proceeds of $4,419,000. The Company also issued 1,022,500 flow-through units for $3.50 per unit for gross proceeds of $3,578,750 and 550,000 charitable flow-through units for $4.55 per unit for gross proceeds of $2,502,500. Each Warrant shall entitle the holder to purchase one common share of the Company (each, a “Warrant Share”) at a price of $4.00 until November 14, 2026. Each flow-through unit and charity flow-through unit consists of one common share of the Company to be issued as a flow-through share. The Company paid commissions of $570,015 on the financing and issued 162,730 broker warrants. Each broker warrant exercisable for one common share of the Company at a price of $3.00 per common share until November 14, 2026.

CONTRACTUAL OBLIGATIONS

Other than described in “Capital Resources” and certain stock option and consulting agreements, the Company does not presently have any other material contractual obligations other than those outlined in “Transactions with Related Parties”.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

Key management personnel include those people who have authority and responsibility for planning, directing and controlling the activities of the Company as a whole.  The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers and companies controlled by them.  The remuneration of directors and other members of key management personnel during the years ended March 31, 2025 and 2024 was as follows:

	Management fees	Director fees	Share-based payments (Options)	Share-based payments (RSU)	Total
Year ended March 31, 2025 – Paid or accrued:
Chief Executive Officer, Jason Barnard	$319,615	$-	$20,530	$90,523	$430,668
Chief Operating Officer, Christina Barnard	237,845	-	9,871	*206,912	454,628
Chief Financial Officer, Dong Shim	56,250	-	42,048	-	98,298
Former Chief Financial Officer, Sead Hamzagic	29,250	-	-	-	29,250
Director, Andrew Lyons	-	30,000	23,347	29,350	82,697
Director, David Cates	-	15,755	14,328	5,434	35,517
Director, Amanda Willett	-	9,739	10,200	9,578	29,517
Director, Douglas Mason	-	50,000	33,353	41,927	125,280
Former Directors	-	60,096	46,694	50,735	157,525
	$642,960	$165,590	$200,371	$434,459	$1,443,380

*Included one-time bonus for NASDAQ listing of $160,000 worth of fully vested RSU’s.

As at March 31, 2025, 21,523 stock options granted to Jason Barnard, CEO, and 10,348 stock options granted to Christina Barnard, COO, with an exercise price of $2.51 per share and expiry date of April 1, 2029 vest one-third on April 1, 2025 and one-third every year thereafter. All other stock options granted to related parties have fully vested.

As at March 31, 2025, 60,559 RSUs granted to Jason Barnard, CEO, and 29,115 RSUs granted to Christina Barnard, COO, on November 15, 2024 vest one-third on April 1, 2025 and one-third every year thereafter. All other RSUs granted to related parties have fully vested.

	Management fees	Director fees	Share-based payments (Options)	Share-based payments (RSU)	Total
Year ended March 31, 2024 – Paid or accrued:
Chief Executive Officer, Jason Barnard	$248,019	$-	$209,647	$-	$457,666
Chief Operating Officer, Christina Barnard	158,123	-	104,824	-	262,947
Chief Financial Officer, Sead Hamzagic	19,500	-	66,600	-	86,100
Former Chief Financial Officers	150,900	-	131,030	-	281,930
Director and former Chief Financial Officer, Andrew Lyons	-	36,000	32,531	-	68,531
Director, Mike McLeod	-	56,000	32,531	-	88,531
Director, Johnathan More	-	36,000	32,531	-	68,531
Director, Douglas Mason	-	20,000	75,500	-	95,500
Former Director, Christopher MacPherson	-	30,000	32,531	-	62,531
	$576,542	$178,000	$717,725	$-	$1,472,267

During the year ended March 31, 2023, the Company entered into a loan agreement with a related party to borrow $1,145,520, inclusive of a prior advance of $145,520 (collectively, the “Loan”), included in short-term loans payable, with Jason Barnard, CEO, and Christina Barnard, COO, of the Company. The terms of the Loan have been amended several times, as detailed below:

Initial Terms (May 10, 2022): Interest rate of 8.35% per annum, payable monthly, with a maturity date of May 10, 2023.

Amendment 1 (May 1, 2023): The interest rate was increased to 11.35% per annum. The maturity date was extended to May 10, 2024.

Amendment 2 (April 26, 2024): The maturity date was extended to May 10, 2025.

Amendment 3 (October 4, 2024): The Loan was revised to exclude the newly optioned Denison properties as collateral, and the interest rate was reduced to 9% per annum, effective through to October 4, 2025.

The Company incurred $96,768 (2024 - $126,606) in interest and paid an aggregate of $600,000 (2024 - $Nil) in principal and $113,920 (2024 - $126,606) in interest on the Loan during the year ended March 31, 2025.

During the year ended March 31, 2025, the Company issued 1,369,810 common shares to Denison pursuant to the option agreement. No other fee was paid or accrued to Denison during the year ended March 31, 2025.

The amounts due to related parties included in accounts payable and accrued liabilities are unsecured, non-interest bearing, and have no specific terms of repayment, are as follows:

	March 31, 2025	March 31, 2024

Chief Executive Officer	$55,385	$20,769
Chief Operating Officer	52,878	21,084
Director	148	127
Former Directors	27,000	45,000
Denison	3,150	-
	$138,561	$86,980

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

The Company’s overall strategy remains unchanged from fiscal year 2025 (see our quarterly and annual filings).

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

The carrying value of cash, receivables, accounts payable and accrued liabilities, and short-term loans payable approximate their fair value because of the short-term nature of these instruments.

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

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2025, the Company had a cash balance of $5,005,346 (2024 - $998,262) to settle current liabilities of $3,248,777 (2024 - $3,389,320). All of the Company’s financial liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company is exposed to liquidity risk and is dependent on obtaining regular financings in order to continue as a going concern. Despite previous success in acquiring these financings, there is no guarantee of obtaining future financings.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has cash balances and no variable interest-bearing debt. The Company’s cash does not have significant exposure to interest rate risk.

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities that are denominated in a foreign currency. There is a risk in the exchange rate of the Canadian dollar relative to the US dollar and a significant change in this rate could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. The Company does not have material net assets held in a foreign currency.

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

STATEMENT OF CLAIM

On June 3, 2025, Foremost was served a statement of claim filed with the Ontario Superior Court of Justice by John Gravelle, Foremost’s former President and Chief Executive Officer, with respect to the termination of his employment with Foremost in 2022 and alleging wrongful dismissal.  The claim seeks unspecified damages.

The Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the ultimate timing or outcome cannot be predicted, or possible losses or a range of possible losses cannot be reasonably estimated.

Disclosure of Outstanding Security Data as at March 31, 2025

As of March 31, 2025, the following common shares, stock options and warrants were issued and outstanding:

Issued and Outstanding Common Shares – 10,419,966

Issued and Outstanding Stock Options – 516,453 as follows:

Expiry Date	Exercise Price	Balance March 31, 2025

September 2, 2025	$11.61	12,000
September 6, 2025	$12.52	8,000
November 20, 2025	$3.64	6,000
December 2, 2025	$8.20	42,000
December 13, 2025	$8.65	4,000
March 26, 2026	$3.01	20,000
August 25, 2026	$5.15	17,500
September 6, 2026	$6.01	25,000
November 1, 2026	$6.84	10,000
December 4, 2026	$4.98	20,000
November 15, 2027	$2.51	55,000
March 27, 2028	$1.20	83,333
September 6, 2028	$6.01	60,000
April 1, 2029	$2.51	71,605
November 15, 2029	$2.51	36,815
February 12, 2030	$1.418	36,000
February 12, 2030	$1.38	9,200
Total		516,453

Weighted average exercise price		$4.31

Issued and Outstanding Warrants – 4,434,563 as follows:

Expiry Date	Exercise Price		Balance March 31, 2025

August 24, 2028	$	USD 6.25	800,000
March 13, 2026		$4.00	341,592
April 29, 2026		$4.00	247,471
November 14, 2026		$4.00	640,500
November 14, 2026		$4.00	832,500
November 14, 2026		$4.00	1,022,500
November 14, 2026		$4.00	550,000
Total			4,434,563

Weighted average exercise price			$4.92

Issued and Outstanding Agents Warrants – 206,055 as follows:

Expiry Date	Exercise Price		Balance March 31, 2025

March 13, 2026		$3.40	3,274
April 29, 2026		$3.40	51
November 14, 2026		$3.00	162,730
August 21, 2028	$	USD6.25	40,000
Total			206,055

Weighted average exercise price			$4.19

Issued and Outstanding Performance Share Units (“PSU”): Nil.

Issued and Outstanding Restricted Share Units (“RSU”): 144,001.

The terms and conditions of vesting of each RSU granted is determined by the Board at the time of the grant in accordance with the Company’s Stock Incentive Plan. The Company use the fair value method to recognize the obligation and compensation expense associated with the RSUs. The fair value of RSUs issued is determined on the grant date based on the market price of the common shares on the grant date multiplied by the number of RSUs granted. The fair value is expensed over the vesting term. Upon redemption of the RSU, the carrying amount is recorded as an increase in common share capital and a reduction in the reserve.

During the year ended March 31, 2025, the Company granted 229,579 RSUs to certain directors, officers and consultants of the Company. The total estimated fair value of the RSUs granted was $614,957 based on the market value of the Company’s shares at the grant date. The fair value of each RSU is recorded as share-based payments over the vesting period. These RSUs will vest as follows:

•         79,317 RSUs vested immediately.

•         48,138 RSUs - 40,276 vest on April 1, 2025 and 7,862 vested immediately upon the resignation of a director.

•         89,674 RSUs vest equally over a three-year period starting on April 1, 2025.

•         5,362 RSUs vest on November 15, 2025.

•         7,088 RSUs vest on April 1, 2025.

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

Disclosure of Outstanding Security Data as at June 12, 2025

As of June 12, 2025, the following common shares, stock options and warrants were issued and outstanding:

Issued and Outstanding Common Shares – 11,956,284

Issued and Outstanding Stock Options – 418,511 as follows:

Expiry Date	Exercise Price	Balance June 12, 2025	Exercisable June 12, 2025

September 2, 2025	$11.61	20,000	20,000
November 20, 2025	$3.64	6,000	6,000
December 2, 2025	$8.20	25,000	25,000
December 13, 2025	$8.65	21,000	21,000
August 25, 2026	$5.15	17,500	17,500
September 6, 2026	$6.01	25,000	25,000
November 1, 2026	$6.84	10,000	10,000
December 4, 2026	$4.98	20,000	20,000
November 15, 2027	$2.51	18,000	18,000
March 27, 2028	$1.20	83,333	83,333
September 6, 2028	$6.01	60,000	60,000
April 1, 2029	$2.51	60,982	60,982
November 15, 2029	$2.51	16,815	16,815
February 12, 2030	$1.418	25,681	25,681
February 12, 2030	$1.38	9,200	9,200
Total		418,511	418,511

Issued and Outstanding Warrants – 3,669,147 as follows:

Expiry Date	Exercise Price		Balance June 12, 2025

August 24, 2028	$	USD 6.25	800,000
March 13, 2026		$4.00	7,353
November 14, 2026		$4.00	2,381,300
May 6, 2026		$2.20	48,784
May 20, 2026		$2.20	170,000
May 22, 2026		$2.20	40,883
May 23, 2026		$2.20	19,971
May 26, 2026		$2.20	2,945
May 27, 2026		$2.20	150,000
June 4, 2026		$2.20	47,911
Total			3,669,147

Issued and Outstanding Agents Warrants – 75,871 as follows:

Expiry Date	Exercise Price		Balance June 12, 2025

March 13, 2026		$3.40	3,274
April 29, 2026		$3.40	51
November 14, 2026		$3.00	32,546
August 21, 2028	$	USD 6.25	40,000
Total			75,871

Issued and Outstanding Performance Share Units (“PSU”): Nil.

Issued and Outstanding Restricted Share Units (“RSU”): 92,808.

Grant Date	Balance June 12, 2025

November 15, 2024	92,808
Total	92,808

The terms and conditions of vesting of each RSU granted is determined by the Board at the time of the grant in accordance with the Company’s Stock Incentive Plan. The Company use the fair value method to recognize the obligation and compensation expense associated with the RSUs. The fair value of RSUs issued is determined on the grant date based on the market price of the common shares on the grant date multiplied by the number of RSUs granted. The fair value is expensed over the vesting term. Upon redemption of the RSU, the carrying amount is recorded as an increase in common share capital and a reduction in the reserve.

During the year ended March 31, 2025, the Company granted 229,579 RSUs to certain directors, officers and consultants of the Company. The total estimated fair value of the RSUs granted was $614,957 based on the market value of the Company’s shares at the grant date. The fair value of each RSU is recorded as share-based payments over the vesting period. These RSUs will vest as follows:

•         79,317 RSUs vested immediately.

•         48,138 RSUs - 40,276 vest on April 1, 2025 and 7,862 vested immediately upon the resignation of a director.

•         89,674 RSUs vest equally over a three-year period starting on April 1, 2025.

•         5,362 RSUs vest on November 15, 2025.

•         7,088 RSUs vest on April 1, 2025.

Subsequent to March 31, 2025, the Company initiated a warrant incentive program, reducing the exercise price of 487,848 warrants from $4 to $1.75 until June 5, 2025.  As an incentive, upon exercise, the holder will receive an incentive warrant exercisable at $2.20 for one year from the date of issuance.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

NAME	AGE	POSITION
Jason Barnard	59	President and Chief Executive Officer, Director
Andrew Lyons	58	Director
Douglas Mason	75	Chairman
David Cates	43	Director
Amanda Willett	46	Director
Dong Shim	42	Chief Financial Officer
Christina Barnard	55	Chief Operating Officer

Jason Barnard. Jason Barnard has served as President and Chief Executive Officer since December 2022 and a director since September 2022. Mr. Barnard has over 31 years of capital markets experience. Since 2004, he has been self-employed as a private investor where he has been directly involved in raising over $500 million for mining and exploration companies with a focused expertise on Canadian base metal companies. Mr. Barnard started his career with McDermid St. Laurence Securities in 1991 as a stockbroker with primary focus in mining, and mining exploration companies. Mr. Barnard then worked at Canaccord Genuity from 1997 until 2004. Mr. Barnard holds a Bachelor of Arts degree with a major in Economics from Carlton University and has obtained The Canadian Securities Course license in 1990. He first started working with and financing Foremost Clean Energy, previously known as Far Resources, with founder, and President Keith Anderson in 2016.

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

Douglas Mason. Mr. Mason was appointed as a Director in December 2023, then appointed to Chairman of the board in January 2024. Doug Mason has served as a senior officer and director for a number of public companies, with extensive experience in financings and acquisitions. He brings 30+ years of extensive capital markets experience raising hundreds of millions of dollars for public companies during his tenure. Mr. Mason has been credited as one of the pioneers of the new age beverage category including 20 years as president and chief executive officer of well-known beverage companies. He is currently the Chairman of the Board and CEO of Magnum Goldcorp In. Doug is an active community member serving as past Deputy Chair of the Collingwood School Board of Trustees, a past Chair of the B.C. Sports Hall of Fame and Museum, and of the B.C. Sports Hall of Fame Foundation. Doug serves as a member of the Board of the Fraser River Sturgeon Conservation Society and remains an active member of the Sports Hall Foundation. He is also an active supporter and recruiter of participants for fund raising events for the Rick Hansen Institute.

David Cates. Mr. Cates is a Chartered Professional Accountant (CPA, CA) and holds Master of Accounting (MAcc) and Honours Bachelor of Arts (BA) degrees from the University of Waterloo. Mr. Cates has extensive expertise in the Canadian and international uranium mining industry from over a decade of senior management and financial experience in various roles with Denison. Mr. Cates was appointed President & CEO of Denison in 2015, having previously served as the company's Vice President, Finance & Tax and Chief Financial Officer. Prior to joining Denison in 2008, Mr. Cates held positions at Kinross Gold Corp. and PwC LLP. Mr. Cates also serves as a director of Denison and is a past director of Canadian Nuclear Association.

Amanda Willett. Ms. Willett joined Denison as Corporate Counsel and Corporate Secretary in 2016 and was appointed Vice President, Legal in 2020. Prior to joining Denison, Ms. Willett acquired nearly a decade of experience as a securities law associate at Blake, Cassels & Graydon LLP in Vancouver and a corporate and securities law associate with Stikeman Elliott LLP in Toronto. Her practice focused on advising public and private companies on matters including mergers and acquisitions, joint ventures and securities offerings. She has been involved in a broad range of transactional and corporate governance work for companies listed on the Toronto Stock Exchange and the TSX Venture Exchange, with an emphasis on advising companies in the mining industry. Ms. Willett graduated from York University in 2007 with an LL.B. from Osgoode Hall Law School and an MBA degree from the Schulich School of Business. She is a member of both the Ontario and British Columbia Bars.

Dong Shim. Mr. Shim is a Chartered Professional Accountant (CPA) and a Certified Public Accountant registered in the State of Illinois. With a wealth of experience and a diverse skill set, Mr. Shim has made significant contributions to both the U.S. and Canadian markets, establishing himself as an expert in auditing and financial management. He is a partner at SHIM & Associates LLP, a respected firm, and a member of the Chartered Professional Accountants of British Columbia. Mr. Shim has served as an audit partner on numerous listed audit engagements and brings extensive experience working with companies across various sectors, particularly junior mining and high-tech industries. His proficiency in auditing has ensured compliance with stringent regulatory requirements while also enabling his clients to enhance their financial reporting processes. Mr. Shim's ability to navigate complex financial landscapes has helped numerous companies bolster their reputations and secure investor confidence, critical factors for success in competitive markets.

Christina Barnard. Ms. Barnard has been a pivotal member of Foremost since August 2020, contributing over two decades of expertise in business management, media, and marketing. Her career includes more than ten years as a senior marketing and media advisor for a prominent national public company, where she developed a deep understanding of market dynamics and played a crucial role in elevating the profiles of the organizations she collaborated with. Appointed as Chief Operating Officer in 2023, Ms. Barnard brings extensive experience in strategic planning, operational development, and investor relations to Foremost. Her proficiency extends beyond marketing, encompassing roles in corporate communications and strategic planning across various public companies. She is adept at assessing organizational structures and processes, identifying areas for improvement, and executing strategies that align with an organization’s core values. Her approach ensures that these values are upheld and clearly communicated to both internal teams and the broader public. Her commitment to operational excellence and effective communication has been instrumental in advancing Foremost’s strategic objectives, making her a valuable asset to the company's leadership team.

No family relationship exists between any of our directors and executive officers other than Jason and Christina Barnard, who are spouses. Other than with Denison, there are no arrangements or understandings with major shareholders, customers, suppliers, or others pursuant to which any person referred to above was selected as a director or member of senior management.

6.B. Compensation of Board Members and Executives

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended March 31, 2025. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period. We are not required to provide the compensation, on an individual basis, of our executive officers and directors under Canadian law.

All amounts reported in the table below reflect the cost to the Company, in Canadian dollars, for the year ended March 31, 2025.

Name:	Salary or Fees earned or paid in cash (C$)	Equity-based* awards (C$)	Common Share Awards (C$)	Cash Bonus (C$)	Total (C$)	Outstanding options as of March 31, 2025 (Common Shares)
Jason Barnard	319,616	111,053	Nil	Nil	430,669	61,523
Andrew Lyons	30,000	52,697	Nil	Nil	82,697	39,089
Douglas Mason	50,000	75,280	Nil	Nil	125,280	36,556
Michael McLeod	25,096	44,732	Nil	Nil	69,828	Nil
Johnathan More	35,000	52,697	Nil	Nil	87,697	44,089
Dong Shim	56,250	42,048	Nil	Nil	98,298	20,000
Christina Barnard	237,844	216,783	Nil	Nil	454,627	30,348
Sead Hamzagic	29,250	Nil	Nil	Nil	29,250	Nil
David Cates	15,755	19,762	Nil	Nil	35,517	6,815
Amanda Willett	9,739	19,778	Nil	Nil	29,517	9,200

*Included option and RSU awards.

For the fiscal year ended June March 31, 2025 we paid aggregate cash compensation of $808,550 (approximately US$581,147 based on the average exchange rate of 1.3913) to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers. For information regarding share awards granted to our directors and executive officers, see “—Stock Option Plan.”

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

Shares Subject to the Stock Incentive Plan

The Stock Incentive Plan is a fixed-number share plan that originally set the aggregate maximum number of common shares issuable at 850,000. This includes adjustments for events such as the subdivision or consolidation of common shares. However, at the Annual General and Special Meeting (“AGSM”) on December 20, 2024, this aggregate maximum was increased to 1,500,000 common shares, subject to the adjustment provisions provided for therein (including those that apply in the event of a subdivision or consolidation of common shares). Such maximum number of common shares consists of (i) 402,305 common shares issuable pursuant to Awards previously granted and that remain outstanding under the Company’s Stock Option Plan, which Awards will be covered by the Stock Incentive Plan upon its ratification by the shareholders, and (ii) 1,097,695 additional common shares that may be issued pursuant to Awards to be granted under the Stock Incentive Plan.

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

6.C. Board Practices

Our board of directors currently consists of five directors, three of whom, are independent within the meaning of Nasdaq Rule 5605(a)(2). The three independent directors are David Cates, Amanda Willett and Douglas Mason, while Andrew Lyons and Jason Barnard are considered non-independent.

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

Board Committees

Our standing committees of the board of directors are its audit committee, compensation committee and nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Douglas Mason, David Cates and Amanda Willett, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule5605(c)(2) of the Nasdaq Marketplace Rules. Mr. Mason serves as chairman of the audit committee. Our board determined that Mr. Mason qualified as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the consolidated financial statements of our company.

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

Compensation Committee

Our compensation committee consists of David Cates, Amanda Willett and Douglas Mason. Mr. Cates, and Ms. Willett and Mr. Mason each satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605(c)(2) of the Nasdaq Marketplace Rules. Mr. Mason will serve as chairman of the compensation committee. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation relating to our directors and executive officers.

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

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Amanda Willett, Andrew Lyons, Douglas Mason. Ms. Willettserves as chair of the nominating and corporate governance committee. The nominating and corporate governance committee assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

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

In May 2023, the Company entered into an executive employment agreement with Ms. Barnard. Ms. Barnard to continue as Vice President of Operations, providing for compensation at an annual base salary. On September 28, 2023, Ms. Barnard was appointed COO, a role that did not affect her compensation under her employment agreement. The agreement also provides that she is eligible to be granted equity compensation at the sole discretion of the Board. In addition, the Company will reimburse Ms. Barnard for reasonable travelling and other business expenses in connection with the performance of her duties. Ms. Barnard may terminate the agreement upon two (2) months’ notice to the Company, and the Company may terminate Ms. Barnard at any time. Notwithstanding the foregoing, in the event of a termination by the Company without just cause, the Company has agreed to pay to Ms. Barnard as severance a lump sum payment in the amount equal to 12 months of her annual base salary in effect at the time of her termination. In the event of a termination by the Company within twelve months following a change in control, the Company has agreed to pay to Ms. Barnard as severance a lump sum payment in the amount equal to 24 months of her annual base salary in effect at the time of her termination.

On August 2024, the Company entered into a consulting agreement with Dong Shim to serve as CFO, which includes cash compensation as well as eligibility for equity compensation at the sole discretion of the Foremost Board. Additionally, the Company will reimburse Mr. Shim for reasonable expenses related to his duties. Either party may terminate the agreement for any reason with 60 days' prior written notice. If the Company terminates the agreement within twelve (12) months following a change in control, Mr. Shim will receive a severance payment equal to three (3) months of his consulting fee at that time. The Company has also agreed to indemnify Mr. Shim against certain liabilities and expenses arising from claims related to his position as an officer.

On June 01, 2025, the Company entered into an executive employment agreement with Cameron MacKay to serve as Vice President of Exploration, with his annual base salary initially set at CAD$ 165,000. Mr. MacKay is eligible for equity compensation at the sole discretion of the Foremost Board, subject to the terms of the Company's Omnibus Long Term Incentive Plan. The Company will reimburse Mr. MacKay for reasonable travel and business expenses incurred in his role. Mr. MacKay may terminate his agreement with six (6) weeks' notice, while the Company may terminate his agreement at any time and without cause. If terminated without just cause, he will receive a severance payment equal to six (6) months of the Executive's Annual Base Salary if the Termination Date occurs within the first twelve (12) months of employment, or twelve (12) months of the Executive's Annual Base Salary if the Termination Date occurs after the first twelve (12) months of employment. If terminated within twelve (12) months of a change of control, his severance will also be equivalent to twelve (12) months of his annual base salary.

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

Shareholder Approval for Equity Compensation – Nasdaq Ruled 5635(c)

The Company will not seek shareholder approval for the establishment of or any material amendments to equity compensation or purchase plans or other equity compensation arrangements.

6.D. Employees

We currently have 2 employees as of March 31, 2025 that sit in Vancouver, BC, Canada. Each employee has entered into an executive employment agreement with the Company.

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

6.E. Share Ownership

The following table sets forth information with respect to beneficial ownership of our share capital as of the date of this report by:

●	Each of our directors and named executive officers and insiders;

●	All directors and named executive officers as a group; and

●	Each person who is known by us to beneficially own 5% or more of each class of our voting securities.

	Common Shares Beneficially Owned(1)
Name of Beneficial Owner	Shares	%
Directors and Executive Officers:
Jason Barnard, President and CEO, Director(2)	349,132	3.35%
Andrew Lyons, Director(3)	60,459	*
Douglas Mason(4)	57,926	*
David Cates, Director(5)	75,177	*
Amanda Willett, Director(6)	21,288	*
Dong Shim, CFO(7)	20,000	*
Christina Barnard, Chief Operating Officer(8)	600,392	5.76%
Johnathan More, Director (9)	62,370	*
Shareholders Beneficially Owning 5% or more
Denison Mines Corp.(10)	2,078,783	19.95%
Directors and executive officers as a group (8 people and 1 Corporation)	3,831,754	36.77%

*  Less than 1%

1.	Based on 10,419,966 common shares issued and outstanding March 31, 2025.
2.

Includes 162,128 common shares owned by Claimbank Exploration Ltd. (“Claimbank”) and 60,313 owned by Ora Nutraceuticals, Inc. (“Ora”), of which Mr. Barnard is the sole owner of each and has sole voting and investment control over the common shares held by Claimbank and Ora. Also includes 40,000 common shares issuable upon exercise of stock options at $6.01 per share, 21,523 common shares issuable upon exercise of stock options at $2.51 per share, and 65,168 RSUs. The options and RSUs are held directly by Jason Barnard.

3.	Consists of 10,500 common shares, and 39,089 common shares issuable upon exercise of options at $8.20, 6.01 and $2.51 and a total of 10,870 RSUs.
4.

Consists of 2,500 common shares owned by Mr. Mason and 8,000 common shares owned by Waterfront Capital Partners and 36,556 common shares issuable upon exercise of options at $4.98, and $2.51 and a total of 15,528 RSUs. Mr. Mason is the sole owner of Waterfront Capital Partners and has the sole voting and investment control over these shares.

5.

Consists of 43,000 common shares, 6,815 common shares issuable upon exercise of options at $2.51, and a total of 5,364 RSUs and 20,000 common shares issuable upon exercise of common share purchase warrants at $4.00

6.

Consists of 2,500 common shares and 9,200 common shares issuable upon exercise of options at $1.38, 2,500 common shares issuable upon exercise of common share purchase warrants at $4.00 and a total of 7,088 RSUs.

7.	Consists of 20,000 common shares issuable upon exercise of options at $2.51
8.

Includes 229,774 common shares held directly by Ms. Barnard, 161,155 common shares owned by 1374646 B.C. LTD, of which Ms. Barnard exercises voting and investment control of the common shares, 20,000 common shares issuable upon exercise of options at $6.01 and per share, 10,348 common shares issuable upon exercise of options at $2.51 per share, 150,000 common shares issuable upon exercise of common share purchase warrants at $4.00, and 29,115 RSUs. The options and RSUs are held directly by Ms. Barnard.

9.	Consists of 19,000 common shares, 32,500 common shares issuable upon exercise of options at $8.20, 6.01 and $2.51 and a total of 10,870 RSUs.
10.

Consists of 1,977,410 shares plus 101,373 common shares issuable upon exercise of common share purchase warrants at $4.00. The number of shares excludes 506,227 shares currently issuable upon the exercise of warrants at $4.00 per share due to a 19.95% ownership blocker.

None of our shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

7.B. Related Party Transactions

RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers and companies controlled by them. The remuneration of directors and other members of key management personnel during the years ended March 31, 2025, and 2024 was as follows:

	Management fees	Director fees	Share-based payments (Options)	Share-based payments (RSU)	Total
Year ended March 31, 2025 – Paid or accrued:
Chief Executive Officer, Jason Barnard	$319,615	$-	$20,530	$90,523	$430,668
Chief Operating Officer, Christina Barnard	237,845	-	9,871	*206,912	454,628
Chief Financial Officer, Dong Shim	56,250	-	42,048	-	98,298
Former Chief Financial Officer, Sead Hamzagic	29,250	-	-	-	29,250
Director, Andrew Lyons	-	30,000	23,347	29,350	82,697
Director, David Cates	-	15,755	14,328	5,434	35,517
Director, Amanda Willett	-	9,739	10,200	9,578	29,517
Director, Douglas Mason	-	50,000	33,353	41,927	125,280
Former Directors	-	60,096	46,694	50,735	157,525
	$642,960	$165,590	$200,371	$434,459	$1,443,380

   *Included one-time bonus for NASDAQ listing of $160,000 worth of fully vested RSU’s.

	Management fees	Director fees	Share-based payments (Options)	Share-based payments (RSU)	Total
Year ended March 31, 2024 – Paid or accrued:
Chief Executive Officer, Jason Barnard	$248,019	$-	$209,647	$-	$457,666
Chief Operating Officer, Christina Barnard	158,123	-	104,824	-	262,947
Chief Financial Officer, Sead Hamzagic	19,500	-	66,600	-	86,100
Former Chief Financial Officers	150,900	-	131,030	-	281,930
Director and former Chief Financial Officer, Andrew Lyons	-	36,000	32,531	-	68,531
Director, Mike McLeod	-	56,000	32,531	-	88,531
Director, Johnathan More	-	36,000	32,531	-	68,531
Director, Douglas Mason	-	20,000	75,500	-	95,500
Former Director, Christopher MacPherson	-	30,000	32,531	-	62,531
	$576,542	$178,000	$717,725	$-	$1,472,267

During the year ended March 31, 2023, the Company entered into a loan agreement with a related party to borrow $1,145,520, inclusive of a prior advance of $145,520 (collectively, the “Loan”), included in short-term loans payable, with Jason Barnard, CEO, and Christina Barnard, COO, of the Company. The terms of the Loan have been amended several times, as detailed below:

Initial Terms (May 10, 2022): Interest rate of 8.35% per annum, payable monthly, with a maturity date of May 10, 2023.

Amendment 1 (May 1, 2023): The interest rate was increased to 11.35% per annum. The maturity date was extended to May 10, 2024.

Amendment 2 (April 26, 2024): The maturity date was extended to May 10, 2025.

Amendment 3 (October 4, 2024): The Loan was revised to exclude the newly optioned Denison properties as collateral, and the interest rate was reduced to 9% per annum, effective through to October 4, 2025.

The Company incurred $96,768 (2024 - $126,606) in interest and paid an aggregate of $600,000 (2024 - $Nil) in principal and $113,920 (2024 - $126,606) in interest on the Loan during the year ended March 31, 2025.

During the year ended March 31, 2025, the Company issued 1,369,810 common shares to Denison pursuant to the option agreement. No other fee was paid or accrued to Denison during the year ended March 31, 2025.

The amounts due to related parties included in accounts payable and accrued liabilities are unsecured, non-interest bearing, and have no specific terms of repayment, are as follows:

	March 31, 2025	March 31, 2024

Chief Executive Officer	$55,385	$20,769
Chief Operating Officer	52,878	21,084
Director	148	127
Former Directors	27,000	45,000
	$135,411	$86,980

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

The remuneration of directors and key executives is determined by the compensation committee of the Board. The remuneration of directors and other members of key management personnel during the years ended March 31, 2025, 2024 and 2023 were as follows:

Table of compensation excluding compensation securities
Name and position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Jason Barnard	2025	319,616	-	-	-	111,053	430,669
Chief Executive Officer and	2024	248,019	-	-	-	209,647	457,666
President(1)	2023	90,000	-	-	-	-	90,000
Douglas Mason	2025	50,000	-	-	-	75,280	125,280
Director(2)	2024	20,000	-	-	-	75,500	95,500
	2023	-	-	-	-	-	-
Andrew Lyons	2025	30,000	-	-	-	52,697	82,697
Director, former Chief	2024	36,000	-	-	-	32,351	68,531
Financial Officer(3)	2023	96,000	-	-	-	200,712	296,712
Michael McLeod	2025	25,096	-	-	-	44,732	69,828
Director(4)	2024	56,000	-	-	-	32,531	88,531
	2023	20,000	-	-	-	108,471	153,471
Jonathan More	2025	35,000	-	-	-	52,697	87,697
Director(5)	2024	36,000	-	-	-	32,531	68,531
	2023	12,000	-	-	-	31,903	43,903
Christina Barnard	2025	237,844	-	-	-	216,783	454,627
Chief Operating Officer(6)	2024	158,123	-	-	-	104,824	262,947
	2023	40,000	-	-	-	-	40,000
David Cates	2025	15,755	-	-	-	19,762	35,517
Director(7)	2024	-	-	-	-	-	-
	2023	-	-	-	-	-	-
Amanda Willett	2025	9,739	-	-	-	19,778	29,517
Director(8)	2024	-	-	-	-	-	-
	2023	-	-	-	-	-	-
Dong Shim	2025	56,250	-	-	-	42,048	98,298
Chief Financial Officer(9)	2024	-	-	-	-	-	-
	2023	-	-	-	-	-	-
Sead Hamzagic	2025	29,500	-	-	-	-	29,500
former Chief Financial	2024	19,500	-	-	-	66,600	86,100
Officer(10)	2023	-	-	-	-	-	-
Bal Bhullar	2025	-	-	-	-	-	-
former Chief Financial	2024	108,900	-	-	-	131,029	239,929
Officer(11)	2023	-	-	-	-	-	-
Cyrus Driver	2025	-	-	-	-	-	-
former Chief Financial	2024	42,000	-	-	-	-	42,000
Officer(12)	2023	18,000	-	-	-	67,290	85,290
Chris MacPherson	2025	-	-	-	-	-	-
former Director(13)	2024	62,531	-	-	-	62,531	62,531
	2023	12,000	-	-	-	127,613	139,613
Scott Taylor	2025	-	-	-	-	-	-
former Director and	2024	-	-	-	-	-	-
CEO(14)	2023	51,569	-	-	-	194,926	246,498
Pierre Yves Tenn	2025	-	-	-	-	-	-
former CFO(15)	2024	-	-	-	-	-	-
	2023	24000	-	-	-	73,098	97,098
John Gravelle	2025	-	-	-	-	-	-
former Director(16)	2024	-	-	-	-	-	-
	2023	58,000	-	-	-	-	58,000

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
(4)	Mr. McLeod was elected as a director in December 2022,
(5)	Mr. More was elected as a director in December 2022,
(6)	Ms. Barnard was appointed as COO of the Company in September 2023,
(7)	Mr. Gates was elected as a director in October 2024,
(8)	Ms. Willett was elected as a director in December 2024,
(9)	Mr. Shim was appointed as CFO of the Company in August 2024,
(10)	Mr. Hamzagic was appointed as CFO of the Company in February 2024,
(11)	Ms. Bhullar was appointed as a CFO of the Company during the period September 2023 to February 2024,
(12)	Mr. Driver was appointed as a CFO of the Company during the period December 2022, to September 2023,
(13)	Mr. MacPherson was elected as a director of the Company during the period December 2022 to January 2024,
(14)	Mr. Taylor was elected as a director of the Company during the period December 2021 to August 2022 and appointed as CEO and President from December 2021 to May 2022,
(15)	Mr. Yves Tenn was elected as a director of the Company during the period December 2021 to December 2022 and appointed as Chief Global Officer from January 2022 to December 2022, and
(16)	Mr. Gravelle was appointed as a director during the period April 2022 to December 2022 and appointed as CEO and President from May 2022 to September 2022.

7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information.

The Company’s consolidated financial statements are stated in Canadian dollars and are prepared in accordance with IFRS.

Audited Financial Statements

Our consolidated financial statements for the 2025, 2024 and 2023 fiscal years as required under Item 17 are included immediately following the text of this Annual Report. The audit reports of the Company are included herein immediately preceding the financial statements.

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

Not applicable

14.E. Use of Proceeds.

Not applicable

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

Our management carried out an evaluation, under the supervision of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of March 31, 2025. Based on that evaluation, our Chief Executive Officer (“CEO”) and our Chief Financial Officer (“CFO”) concluded that, due to the limited segregation of duties, our disclosure controls and procedures are not effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

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

As of the date of this filing, we have in place controls and procedures to maintain appropriate segregation of duties in our manual and computer-based business processes that we believe are appropriate for a company of our size and extent of business transactions. Under the supervision and with the participation of the CEO and CFO, management assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2025. In making their assessment, management used the control objectives established in the 2013 Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. Based on our assessment, our CEO and our CFO determined that, as of March 31, 2025, our internal control over financial reporting was not effective due to limited segregation of duties.

Attestation Report of Independent Registered Public Accounting Firm

Not required.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act, as amended) that occurred during the year ended March 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents aggregate fees billed to the Company for fiscal years ended March 31, 2025 and 2024 by Davidson & Co., and MNP LLP, the Company’s principal accounting firms for the respective years

Accountant Fees and Services	2025	2024

Audit Fees	131,027	133,700
Audit Related Fees	2,640	-
Tax Fees	-	-
All Other Fees	-	125,693
	133,667	259,393

Audit Fees

The audit fees for the years ended March 31, 2025 and 2024, are 2025 - C$131,027 (approximately US$94,222), 2024 - C$133,700 (approximately US$98,672), audit related fees of 2025 - C$2,640 (approximately US$1,898), 2024 - C$Nil and other fees of 2025 - C$Nil, 2024 - C$125,693 (approximately US$92,762) respectively, were paid for professional services rendered for the audits of our consolidated financial statements, quarterly reviews, and assistance with review of documents filed with the SEC.

“Audit-related fees” means fees billed for professional services rendered by our principal auditors associated with certain due diligence projects and consents.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Dismissal of Independent Registered Public Accountants.

On May 25, 2023, the Audit Committee dismissed Crowe Mackay LLP (“Crowe”), as the Company’s independent registered public accounting firm (withdrawal pending). The reports of Crowe on the Company’s consolidated financial statements for the fiscal years ended March 31, 2022 and 2021 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

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

Dismissal of Independent Registered Public Accountants

On September 28, 2023, the Audit Committee dismissed Davidson as the Company’s independent registered public accounting firm. The reports of Davidson on the Company’s consolidated financial statements for the fiscal year ended March 31, 2023 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

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

Engagement of New Independent Registered Public Accountant

On September 28, 2023, the Audit Committee appointed MNP LLP (“MNP”) as the Company’s independent registered public accounting firm for the fiscal year ended March 31, 2024.

During the fiscal year ended March 31, 2024, neither the Company nor anyone on its behalf had consulted with MNP with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that MNP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or a reportable event.

Dismissal of Independent Registered Public Accountants

On March 25, 2025, the Audit Committee dismissed MNP as the Company’s independent registered public accounting firm. The reports of MNP on the Company’s consolidated financial statements for the fiscal year ended March 31, 2024 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal year ended March 31, 2024 and through the date of MNP's dismissal, there were (i) no “disagreements” between the Company and MNP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of MNP would have caused MNP to make reference to the subject matter of the disagreement in connection with its reports on the Company’s consolidated financial statements for such years and (ii) no “reportable events.”

Engagement of New Independent Registered Public Accountant

On March 25, 2025, the Audit Committee appointed Davidson as the Company’s independent registered public accounting firm for the fiscal year ended March 31, 2025.

During the fiscal year ended March 31, 2025, neither the Company nor anyone on its behalf has consulted with Davidson with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Davidson concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or a reportable event.

ITEM 16G. CORPORATE GOVERNANCE.

The Company was incorporated as FAR RESOURCES LTD. under the BCBCA on July 7, 2005 (Number: BC0729352). The Company changed its name to Foremost Lithium Resource & Technology Ltd. on January 4, 2022 and later to Foremost Clean Energy Ltd. on September 30, 2024. Our corporate governance practices are governed by applicable laws of British Columbia and our certificate of incorporation and amendments. In addition, because our common shares are listed on the Nasdaq Stock Market, or Nasdaq, we are subject to Nasdaq’s corporate governance requirements.

We are currently following some Canadian corporate governance practices in lieu of Nasdaq corporate governance listing standards as follows:

●

We are currently following Canadian corporate governance practice in lieu of Nasdaq Rule 5605(d)(2), which requires a compensation committee to compose entirely of independent directors. Our chairman serves as non-independent director in the compensation committee.

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

ITEM 18. FINANCIAL STATEMENTS

Our audited Financial Statements are included as the “F” pages attached to this report.

All financial statements in this Annual Report, unless otherwise stated, are presented in accordance with IFRS.

ITEM 19. EXHIBITS

Exhibit No.	Description	Registrant’s Form	Date Filed	Exhibit Number	Filed Herewith
1.1	Certificate of Incorporation	F-1	9/9/22	3.1
2.1	Form of Unit Warrant	F-1/A	4/14/23	4.2
2.2	Form of Finder’s Warrant	F-1/A	4/14/23	4.1
2.3	Form of Representative’s Warrant	F-1	5/18/23	4.3
4.1	Option Agreement by and between the Company, Top Notch Marketing Ltd., R. Ross Blusson, and Double-U-Em Investments Ltd. dated April 28, 2016	F-1/A	1/17/23	10.12
4.2	Option Agreement by and between the Company and Strider Resources Limited, dated August 4, 2016	F-1/A	1/17/23	10.11
4.3	Amendment to Option Agreement by and between the Company, Top Notch Marketing Ltd., and Double-U-Em Investments Ltd. Dated April 28, 2017	F-1/A	1/17/23	10.7
4.4	Option Agreement by and between the Company and Strider Resources Limited, dated September 20, 2017	F-1/A	1/17/23	10.9
4.5	Option Agreement by and between the Company and 92 Resources Corp. dated February 28, 2018	F-1/A	1/17/23	10.10
4.6	Stock Option Agreement dated January 15, 2021, by and between the Company and David Edmondson	F-1/A	1/17/23	10.8
4.7	Option Agreement by and between the Company and Mount Morgan Resources Ltd., dated July 30, 2021	F-1/A	1/17/23	10.1
4.8	Company Stock Option Plan (2021)	F-1/A	1/17/23	10.2
4.9	Promissory Note to Jason Barnard and Christina Barnard, dated May 10, 2022	F-1/A	1/17/23	10.3
4.10	General Security Agreement by and between the Company and Jason Barnard and Christina Barnard, dated May 10, 2022	F-1/A	1/17/23	10.4
4.11	Mineral Property Acquisition Agreement by and between the Company and Mae de Graff, dated June 9, 2022	F-1/A	1/17/23	10.5

4.12	Option Agreement by and between the Company and Strider Resources Limited, dated June 28, 2022	F-1/A	1/17/23	10.6
4.13†	Employment Agreement between Jason Barnard, and the Company dated May 10, 2023	F-1	5/18/23	10.13
4.14†	Consulting Agreement between C. Driver Ltd and the Company dated December 15, 2022	F-1/A	4/14/23	10.13
4.15	Amendment to Promissory Note to Jason Barnard and Christina Barnard, dated May 1, 2023	F-1	5/18/23	10.15
4.16	Option Agreement between the Company and Athabasca Uranium Exploration Assets dated September 23, 2024				X
4.17	Investor Rights Agreement between the Company and Denison Mines Corp. dated October 4, 2024				X
4.18	Loan Purchase and Assignment Agreement between the parties listed thereto dated October 4, 2024				X
4.19	Third Amended Promissory Note between the Company and Jason and Christina Barnard dated October 4, 2024				X
8.1	List of Subsidiaries	F-1/A	6/6/23	21.1
11.1	Code of Business Conduct and Ethics	20-F	7/1/24	11.1
11.2	Insider Trading Policy	20-F	7/1/24	11.2
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
15.1	Davidson Change in Auditors Item 16F Letter (PCAOB ID: 731)				X
15.2	MNP Change in Auditors Item 16F Letter (PCAOB ID: 1930)				X
96	Technical Report Summary (Zoro Lithium Project)	F-1/A	4/14/23	96.1
97	Recovery Policy	20-F	7/1/24	97
101.INS	Inline XBRL Instance Document				X
101.SCH	Inline XBRL Taxonomy Extension Schema Document				X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document				X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document				X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document				X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document				X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)				X

†	Indicates management contract or compensatory plan or arrangement

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

Foremost Clean Energy Ltd.

By:	/s/ Jason Barnard	By:	/s/ Dong Shim
Name: Jason Barnard		Name: Dong Shim
Title: Chief Executive Officer		Title: Chief Financial Officer
(Principal Executive Officer)		(Principal Financial and Accounting Officer)

Date: June 20, 2025		Date: June 20, 2025

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended March 31, 2025, 2024 and 2023

Corporate Head Office

250 – 750 West Pender Street

Vancouver, BC

V6C 2T7

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

(Expressed in Canadian Dollars)

March 31, 2025 and 2024

AUDIT REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Foremost Clean Energy Ltd. (Formerly Foremost Lithium Resource & Technology Ltd.)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Foremost Clean Energy Ltd. (Formerly Foremost Lithium Resource & Technology Ltd.) (the “Company”), as of March 31, 2025, and the related consolidated statements of (loss) income and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for the years ended March 31, 2025 and 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025, and the results of its operations and its cash flows for the years ended March 31, 2025 and 2023, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

The financial statements of the Company for the year ended March 31, 2024, were audited by other auditors, whose report dated June 28, 2024, expressed an unqualified opinion on those statements. We have also audited the adjustments to retrospectively apply the change in accounting policy described in Note 3 to the financial statements. In our opinion, the retrospective adjustments are appropriate and have been properly applied.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has had significant losses resulting in a deficit of $24,455,404 that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2025.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

June 18, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Foremost Clean Energy Ltd. (formerly Foremost Lithium Resource & Technology Ltd.)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Foremost Clean Energy Ltd. (formerly Foremost Lithium Resource & Technology Ltd.) (the “Company”) as of March 31, 2024, and the related consolidated statements of (loss) income and comprehensive (loss) income, of changes in shareholders’ equity, and of cash flows for the year ended March 31, 2024, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2024, and the results of its consolidated operations and its consolidated cash flows for the year ended March 31, 2024, in conformity with IFRS® Accounting Standards as issued by the International Accounting Standards Board.

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

/s/ MNP LLP

Chartered Professional Accountants

We served as the Company’s auditor from 2023 to 2024.

Vancouver, Canada

June 28, 2024

MNP LLP	1.877.688.8408 T: 604.685.8408 F: 604.685.8594
2200 - 1021 West Hastings Street, Vancouver BC, V6E 0C3

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Consolidated Statements of Financial Position

As at March 31,

(Expressed in Canadian Dollars)

	2025	2024

ASSETS

Current
Cash	$5,005,346	$998,262
Receivables	231,857	146,209
Prepaid expenses and deposits	123,337	340,742
	5,360,540	1,485,213
Non-Current
Prepaid expenses and deposits	151,981	19,231
Promissory note receivable (Note 5)	520,000	-
Investment in associate (Note 4)	383,733	-
Exploration and evaluation assets (Note 6)	21,324,785	15,094,413

Total Assets	$27,741,039	$16,598,857

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities (Notes 7 and 10)	$306,118	$1,582,188
Term loans payable (Note 8)	521,368	1,138,520
Flow-through premium liability (Notes 9 and 15)	1,791,526	11,666
Deferred gain on spin-out transaction (Note 17)	477,000	-
Derivative liability (Note 9)	152,765	656,946
Total Liabilities	3,248,777	3,389,320

Shareholders' Equity
Capital stock (Note 9)	45,666,733	32,123,613
Subscriptions received (Note 9)	-	105,000
Reserves (Note 9)	3,280,933	2,462,047
Deficit	(24,455,404)	(21,481,123)
Total Shareholders’ Equity	24,492,262	13,209,537

Total Liabilities and Shareholders’ Equity	$27,741,039	$16,598,857

Nature of operations and going concern (Note 1)

Subsequent events (Note 19)

Approved and authorized on behalf of the Board on June 18, 2025:

(Signed) “Jason Barnard”	(Signed) “Andrew Lyons”
Jason Barnard, Director	Andrew Lyons, Director

The accompanying notes are an integral part of these consolidated financial statements.

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income

For the years ended March 31,

(Expressed in Canadian Dollars, except for share and per share amounts)

	2025	2024	2023

EXPENSES
Consulting (Note 10)	$160,341	$120,801	$405,138
Investor relations and promotion (Note 10)	1,440,910	851,614	157,983
Listing fee	26,000	54,184	-
Management and director fees (Note 10)	808,550	754,542	381,819
Office and miscellaneous	306,323	267,690	87,866
Property investigation costs	-	-	4,399
Professional fees	1,926,012	1,178,691	1,576,974
Share-based payments (Notes 9 and 10)	872,879	910,700	815,428
Transfer agent and filing fees	250,316	290,042	75,446
Travel	25,209	70,379	31,466

Loss before other items	(5,816,540)	(4,498,643)	(3,536,519)

Change in fair value of derivatives (Note 9)	498,534	166,651	-
Finance income on sublease	-	1,314	8,879
Foreign exchange loss	(43,504)	(35,996)	(29,423)
Gain on forgiveness of debt (Notes 7 and 16)	106,624	10,000	184,813
Gain on long-term investment	-	671	(5,100)
Gain on sublease	-	2,962	5,925
Gain on sale of property (Note 6)	-	-	3,500,000
Interest expense (Note 8)	(97,359)	(126,606)	(104,031)
Equity loss on investment in associate (Note 4)	(105,760)	-	-
Gain on spin-out transaction (Note 17)	1,914,814	-	-
Other income	176	-	-
Recovery of flow-through premium liability (Notes 9 and 15)	120,902	8,477	977,534
Tax penalties and interest (Note 13)	(193,262)	-	-
Write-off of prepaid expenses	-	(1,000)	(48,000)
Write off of short-term loans payable (Note 8)	-	-	2,500

Net (Loss) Income and Comprehensive (Loss) Income for the year	$(3,615,375)	$(4,472,170)	$956,578

Basic (loss) earnings per common share	$(0.48)	$(0.99)	$0.25
Diluted (loss) earnings per common share	$(0.48)	$(0.99)	$0.24

Weighted average number of common shares outstanding - Basic	7,512,279	4,518,348	3,836,323
Dilutive effect - options	-	-	85,182
Dilutive effect - warrants	-	-	11,181

Weighted average number of common shares outstanding – Diluted	7,512,279	4,518,348	3,932,686

The accompanying notes are an integral part of these consolidated financial statements.

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Number of Shares	Capital Stock	Subscriptions received in advance	Reserves	Deficit	Total Shareholders’ Equity

Balance, March 31, 2022	3,608,519	$24,164,441	$-	$2,294,394	$(19,717,089)	$6,741,746
Shares issued – exploration and evaluation assets (Notes 6 and 9)	17,595	152,454	-	-	-	152,454
Shares issued – private placement (Note 9)	97,753	1,661,807	-	-	-	1,661,807
Flow-through premium (Note 9)	-	(977,534)	-	-	-	(977,534)
Share issue costs – paid in cash (Note 9)	-	(99,624)	-	-	-	(99,624)
Share issue costs – agents warrants (Note 9)	-	(22,000)	-	22,000	-	-
Shares issued – options exercised (Note 9)	13,000	156,278	-	(78,528)	-	77,750
Shares issued – warrants exercised (Note 9)	212,750	1,059,017	-	-	-	1,059,017
Shares issued – PSU redeemed (Note 9)	20,000	355,000	-	(355,000)	-	-
Share-based payments (Notes 9 and 10)	-	-	-	815,428	-	815,428
Transfer of cancelled/forfeited options	-	-	-	(891,400)	891,400	-
Income for the year	-	-	-	-	956,578	956,578

Balance, March 31, 2023	3,969,617	26,449,839	-	1,806,894	(17,869,111)	10,387,622
Shares issued – exploration and evaluation assets (Notes 6 and 9)	29,900	235,600	-	-	-	235,600
Shares issued – private placement (Note 9)	1,141,592	7,047,668	-	-	-	7,047,668
Warrant premium on private placements (Note 9)	-	(377,911)	-	377,911	-	-
Flow-through premium on private placements (Note 9)	-	(20,143)	-	-	-	(20,143)
Share issue costs – paid in cash (Note 9)	-	(480,415)	-	-	-	(480,415)
Finder fee warrants – private placement (Note 9)	-	(280,100)	-	280,100	-	-
Derivative liability (Note 9)	-	(823,597)	-	-	-	(823,597)
Subscriptions received in advance	-	-	105,000	-	-	105,000
Shares issued – options exercised (Note 9)	36,000	184,800	-	(53,400)	-	131,400
Shares issued – for services (Note 9)	30,900	187,872	-	-	-	187,872
Share-based payments (Notes 9 and 10)	-	-	-	910,700	-	910,700
Transfer of cancelled/forfeited options	-	-	-	(860,158)	860,158	-
Loss for the year	-	-	-	-	(4,472,170)	(4,472,170)

Balance, March 31, 2024	5,208,009	32,123,613	105,000	2,462,047	(21,481,123)	13,209,537
Shares issued – exploration and evaluation assets (Notes 6 and 9)	1,836,416	6,866,449	-	-	-	6,866,449
Shares issued – private placements (Note 9)	3,292,971	11,955,379	(105,000)	-	-	11,850,379
Warrant premium on private placements (Note 9)	-	(761,375)	-	761,375	-	-
Flow-through premium on private placements (Note 9)	-	(1,900,762)	-	-	-	(1,900,762)
Share issue costs – paid in cash (Note 9)	-	(675,557)	-	-	-	(675,557)
Share issue costs – paid in finder’s warrants (Note 9)	-	(201,500)	-	201,500	-	-
Shares issued – RSU redeemed (Note 9)	82,570	224,591	-	(224,591)	-	-
Share-based payments (Notes 9 and 10)	-	-	-	872,879	-	872,879
Warrants expired	-	-	-	(22,001)	22,001	-
Transfer of cancelled/forfeited options	-	-	-	(619,093)	619,093	-
Transfer of net assets pursuant to spin-out	-	(1,964,105)	-	(151,183)	-	(2,115,288)
Loss for the year	-	-	-	-	(3,615,375)	(3,615,375)

Balance, March 31, 2025	10,419,966	$45,666,733	$-	$3,280,933	$(24,455,404)	$24,492,262

The accompanying notes are an integral part of these consolidated financial statements.

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Consolidated Statements of Cash Flows

For the year ended March 31,

(Expressed in Canadian Dollars)

	2025	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES

(Loss) Income and comprehensive (loss) income for the year	$(3,615,375)	$(4,472,170)	$956,578
Item not affecting cash:
Share-based payments	872,879	910,700	815,428
Interest expense	96,768	128,033	8,151
Change in fair value of derivatives	(498,534)	(166,651)	-
Gain on sale of property			(3,500,000)
Recovery of flow-through premium liability	(120,902)	(8,477)	(977,534)
Finance income on sublease	-	(1,314)	(8,879)
Gain on forgiveness of debt	(106,624)	(10,000)	(184,813)
Equity loss on investment in associate	105,760	-	-
Gain on long-term investment	-	(671)	5,100
Gain on spin-out transaction	(1,914,814)	-	-
Write off of prepaid	-	-	48,000
Write off of short-term payable	-	-	(2,500)
Changes in non-cash working capital items:
Receivables	(85,648)	(13,694)	(46,624)
Prepaid expenses and deposits	223,478	(278,859)	(762)
Accounts payable and accrued liabilities	1,262,618	148,339	411,746
Loan repayments	-	(30,000)	-
Net cash used in operating activities	(3,780,394)	(3,794,764)	(2,476,109)

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation acquisition costs	(249,957)	(198,829)	(294,962)
Exploration and evaluation expenditures	(1,967,017)	(2,382,193)	(4,368,564)
Exploration and evaluation recoveries	200,000	200,000	300,000
Receipt of sublease payments	-	32,851	65,702
Sale proceeds from investment	-	3,571	-
Cash held by spun out subsidiary	(656,450)	-	-
Sale of property	-	-	3,500,000
Net cash used in investing activities	(2,673,424)	(2,344,600)	(797,824)

CASH FLOWS FROM FINANCING ACTIVITIES
Private placements	11,850,379	7,047,668	1,661,807
Share issue costs	(675,557)	(480,415)	(99,624)
Exercise of warrants	-	-	1,059,017
Exercise of options	-	131,400	77,750
Short-term loan received (repayment)	(600,000)	(102,711)	985,742
Short-term loan interest repaid	(113,920)	(102,090)	-
Subscription received in advance	-	105,000	-
Repayment of lease obligations	-	(35,813)	(71,627)
Net cash provided by financing activities	10,460,902	6,563,039	3,613,065

Change in cash for the year	4,007,084	423,675	339,132
Cash, beginning of year	998,262	574,587	235,455

Cash, end of year	$5,005,346	$998,262	$574,587

Cash paid for interest and taxes	$113,920	$102,090	$88,800

SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Consolidated Financial Statements

March 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Foremost Clean Energy Ltd. (formerly Foremost Lithium Resource & Technology Ltd.) (“Foremost” or the "Company") which was incorporated under the laws of the Province of British Columbia, is a public company listed on the Canadian Securities Exchange (the “CSE”) and trades under the symbol FAT and on the NASDAQ Stock Market LLC (“NASDAQ”) under the symbols FMST and FMSTW. The Company’s head office is located at 250 – 750 West Pender Street, Vancouver, BC, V6C 2T7.

On July 5, 2023, the Company consolidated its common shares on the basis of fifty (50) pre-consolidation common shares for one (1) post-consolidation common share. All shares, warrants and stock options in these consolidated financial statements are on a post consolidated basis.

On September 30, 2024, the Company changed its name to Foremost Clean Energy Ltd.

The Company is an exploration company focused on the identification and development of high potential mineral opportunities in stable jurisdictions.

Going concern of operations

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at March 31, 2025, the Company has had significant losses resulting in a deficit of $24,455,404 (2024 - $21,481,123; 2023 - $17,869,111). In addition, the Company has not generated revenues from operations. The Company has financed its operations primarily through the issuance of common shares and short-term loans. The Company continues to seek capital through various means including the issuance of equity and/or debt. These material uncertainties cast substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. These consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. Any such adjustments may be material.

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

2.	BASIS OF PRESENTATION

a)	Statement of compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC”).

These financial statements are presented in Canadian dollars, which is also the Company’s functional currency.

b)	Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss or fair value through other comprehensive loss, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Consolidated Financial Statements

March 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

2.	BASIS OF PRESENTATION (Continued)

The policies applied in these consolidated financial statements are based on IFRS issued and effective as of March 31, 2025. The Board of Directors approved these consolidated financial statements for issue on June 18, 2025.

c)	Principles of consolidation

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

The consolidated financial statements include the accounts of the Company and its subsidiaries listed in the following table:

	Country of Incorporation	Principal Activity	Ownership percentage at March 31, 2025	Ownership percentage at March 31, 2024	Ownership percentage at March 31, 2023

Sierra Gold & Silver Ltd. (“Sierra”)	USA	Holding Company	Nil	100%	100%
Rio Grande Resources Ltd. (“Rio Grande”)*	Canada	Holding Company	19.95%	Nil	Nil

*Rio Grande was newly incorporated on July 19, 2024 for the purpose of the spin-out that was completed on January 31, 2024 (Note 17). Both Sierra and Rio Grande were consolidated into Foremost through January 31, 2024.

3.	MATERIAL ACCOUNTING POLICY INFORMATION

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

Exploration and evaluation assets

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining the point at which a property has economically recoverable resources, in which case subsequent exploration costs and the costs incurred to develop the property are capitalized into development assets. The determination may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, the amount capitalized is written off in profit or loss in the year when new information becomes available.

Determining whether to test for impairment of mineral exploration properties and deferred exploration assets requires management’s judgment regarding the following factors, among others: the year for which the entity has the right to explore in the specific area has expired or will expire in the near future, and is not expected to be renewed; substantive expenditure on further exploration and evaluation of mineral resources in a specific area is neither budgeted nor planned; exploration for and evaluation of mineral resources in a specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; or sufficient data exists to indicate that, although a development in a specific area is likely to proceed, the carrying amounts of the exploration assets are unlikely to be recovered in full from successful development or by sale.

When an indication of impairment loss or a reversal of an impairment loss exists, the recoverable amount of the individual asset must be estimated. If it is not possible to estimate the recoverable amount of the individual asset, the recoverable amount of the cash-generating unit to which the asset belongs must be determined. Identifying the cash-generating units requires management judgment. In testing an individual asset or cash-generating unit for impairment and identifying a reversal of impairment losses, management estimates the recoverable amount of the asset or the cash-generating unit. This requires management to make several assumptions as to future events or circumstances. These assumptions and estimates are subject to change if new information becomes available.

Actual results with respect to impairment losses or reversals of impairment losses could differ in such a situation and significant adjustments to the Company’s assets and earnings may occur during the next year.

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Consolidated Financial Statements

March 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

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

Classification of investments as subsidiaries, joint ventures, associated companies and portfolio investments

Classification of investments requires judgement as to whether the Company controls, has joint control of or significant influence over the strategic financial and operating decisions relating to the activity of the investee. In assessing the level of control or influence that the Company has over an investment, management considers ownership percentages, board representation as well as other relevant provisions in shareholder agreements. If an investor holds 20% or more of the voting power of the investee, it is presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, if the investor holds less than 20% of the voting power of the investee, it is presumed that the investor does not have significant influence, unless such influence can be clearly demonstrated.

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

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Consolidated Financial Statements

March 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

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

FVTPL - Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statement of (loss) income and comprehensive (loss) income. Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in the statement of (loss) income and comprehensive (loss) income in the period in which they arise. Derivatives are also categorized as FVTPL unless they are designated as hedges.

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

The following table shows the classification and measurement of the Company’s financial instruments under IFRS 9:

Financial assets/liabilities	Classification and measurement
Cash	at amortized cost
Receivables	at amortized cost
Promissory note receivable	at amortized cost
Accounts payable and accrued liabilities	at amortized cost
Term loans payable	at amortized cost
Derivative liability	at FVTPL

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Consolidated Financial Statements

March 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Financial instruments (Continued)

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

The Company recognizes in profit and loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized. The loss allowance was $Nil as at March 31, 2025, 2024 and 2023.

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

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Consolidated Financial Statements

March 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Mineral properties - exploration and evaluation assets (Continued)

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

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Consolidated Financial Statements

March 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

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

Investments in associates

Associates are entities over which the Company exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but without control or joint control over those policies. The Company accounts for associates using the equity method of accounting. Interests in associates are initially recognized at cost. Subsequent to initial recognition, the carrying value of the Company’s interest in an associate is adjusted for the Company’s share of comprehensive income and distributions of the investee. The carrying value of associates is assessed for impairment at each statement of financial position date whether there is any objective evidence that the investment in associate is impaired and determine if necessary, to recognize any impairment loss.

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

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year.

Share-based payments

The Company grants stock options, Restricted Share Units (“RSUs”) and Performance Share Units (“PSU’s”) to acquire common shares of the Company to directors, officers, employees and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes or provides services similar to those performed by an employee.

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Consolidated Financial Statements

March 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

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

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Consolidated Financial Statements

March 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

New accounting standards issued and effective

A number of new standards, and amendments to standards and interpretations, are not effective and have not been early adopted in preparing these consolidated financial statements.

Classification of Liabilities as Current or Non-current (Amendments to IAS 1) is effective for reporting periods beginning on or after January 1, 2024. The amendments to IAS 1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date. This amendment to standards resulted in the reclassification of the derivative warrant liability from non-current to current liability as described in Note 9.

Presentation and Disclosure in Financial Statements (IFRS 18) is effective for reporting periods beginning on or after January 1, 2027. IFRS 18 introduces three sets of new requirements to give investors more transparent and comparable information about companies’ financial performance for better investment decisions. The Company will be assessing the impact of adoption.

The adoption of this new accounting standard is not expected to have a material impact on the Company’s consolidated financial statements.

4.	INVESTMENT IN ASSOCIATE

On January 31, 2025, as a result of the spin-out (Note 17) the Company received 5,152,557 shares of Rio Grande Resources Ltd. (“Rio Grande”), a publicly traded company, representing a 19.95% interest in Rio Grande, at a fair value of $489,493.  At March 31, 2025, 5,152,557 shares represented a 19.95% interest in Rio Grande.  As a result of the share ownership in conjunction with other factors (including a common CEO and director) it was determined that the Company exercises significant influence over Rio Grande and has accounted for its investment in Rio Grande using the equity method.

Investment in associate

Balance as at March 31, 2024	$-
Value of shares received on spinout	489,493
Equity share of loss – 19.95%	(105,760)

Balance as at March 31, 2025	$383,733

Summary statement of financial position of Rio Grande as at March 31, 2025:

As at March 31, 2025

Cash	$531,375
Other current assets	14,935
Long-term exploration assets	3,189,002
Short-term accounts payable and accrued liabilities	(717,444)
Long-term royalty payable	(367,784)
Long-term tax penalty payable	(207,350)
Long-term notes payable	(1,197,450)
Long term derivative liability	(5,647)

Net assets	$1,239,637

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Consolidated Financial Statements

March 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

4.	INVESTMENT IN ASSOCIATE (Continued)

Summary statement of loss and comprehensive loss of Rio Grande for the period from February 1, 2025 to March 31, 2025:

For the period from February 1, 2025 to March 31, 2025:

Loss from operations	$(530,140)
Net loss and comprehensive loss	$(530,140)

5.	PROMISSORY NOTES RECEIVABLE

On November 5, 2024, as a condition of the completion of the Arrangement (Note 17), the Company, through Rio Grande, entered into:

i)

a $677,450 promissory note with a related party, namely Jason Barnard and Christina Barnard repayable by the Company on or before November 5, 2027. The Rio Grande Promissory Note will bear interest of 8.95% per annum, starting four (4) months from the effective date of the Arrangement (the “Effective Date”). The full amount of the Rio Grande Promissory Note must be settled by Rio Grande using funds from its first and, as necessary, subsequent financing(s) following completion of the Arrangement. The Rio Grande Promissory Note is secured by a general security agreement.

This promissory note ceased to be a receivable on January 31, 2025 as it was included in the Spin-Out (Note 17).

ii)

a $520,000 promissory note to the Company due for repayment on or before November 5, 2027. The promissory note is a related party receivable as a result of having a common director and will bear interest of 8.95% per annum, starting 4 months from January 31, 2025. The promissory note is unsecured.

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Consolidated Financial Statements

March 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

6.	EXPLORATION AND EVALUATION ASSETS

During the year ended March 31, 2025, the following expenditures were incurred on the exploration and evaluation properties of the Company’s assets:

	Winston Property	Zoro Property	Jean Lake Property	Grass River Property	Jol Lithium Property	Peg North Property	Lac Simard Property	Athabasca Properties	Total

Acquisition costs
Balance, March 31, 2024	$1,338,793	$1,909,407	$250,000	$45,255	$11,730	$400,000	$127,153	$-	$4,082,338
Cash	99,189	-	50,000	130	638	100,000	-	-	249,957
Shares	-	-	50,000	-	-	100,000	-	6,716,449	6,866,449
Spin-out	(1,437,982)	-	-	-	-	-	-	-	(1,437,982)
Balance, March 31, 2025	-	1,909,407	350,000	45,385	12,368	600,000	127,153	6,716,449	9,760,762

Exploration costs
Balance, March 31, 2024	419,233	6,552,532	2,465,023	680,016	45,865	849,406	-	-	11,012,075
Assay	-	55,945	-	-	-	-	-	-	55,945
Drilling	-	42,950	-	-	-	-	-	97,308	140,258
Geological, consulting, and other	28,940	629,875	8,792	-	6,000	31,931	-	298,379	1,003,918
Exploration cost recovery	-	(200,000)	-	-	-	-	-	-	(200,000)
Spin-out	(448,173)	-	-	-	-	-	-	-	(448,173)
Balance, March 31, 2025	-	7,081,302	2,473,815	680,016	51,865	881,337	-	395,687	11,564,023

Total Balance – March 31, 2025	$-	$8,990,709	$2,823,815	$725,401	$64,233	$1,481,337	$127,153	$7,112,136	$21,324,785

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Consolidated Financial Statements

March 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

6.	EXPLORATION AND EVALUATION ASSETS (Continued)

During the year ended March 31, 2024, the following expenditures were incurred on the exploration and evaluation properties of the Company’s assets:

	Winston Property	Zoro Property	Jean Lake Property	Grass River Property	Jol Lithium Property	Peg North Property	Lac Simard Property	Total

Acquisition costs
Balance, March 31, 2023	$1,334,548	$1,909,407	$150,000	$43,500	$10,454	$200,000	$-	$3,647,909
Cash	4,245	-	50,000	1,755	1,276	100,000	41,553	198,829
Shares	-	-	50,000	-	-	100,000	85,600	235,600
Balance, March 31, 2024	1,338,793	1,909,407	250,000	45,255	11,730	400,000	127,153	4,082,338

Exploration costs
Balance, March 31, 2023	371,909	4,653,559	2,509,453	596,124	38,365	660,472	-	8,829,882
Assay	-	-	2,669	-	-	15,188	-	17,857
Geological, consulting, and other	47,324	1,898,973	152,901	83,892	7,500	173,746	-	2,364,336
Exploration cost recovery	-	-	(200,000)	-	-	-	-	(200,000)
Balance, March 31, 2024	419,233	6,552,532	2,465,023	680,016	45,865	849,406	-	11,012,075

Total Balance – March 31, 2024	$1,758,026	$8,461,939	$2,715,023	$725,271	$57,595	$1,249,406	$127,153	$15,094,413

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Consolidated Financial Statements

March 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

6.	EXPLORATION AND EVALUATION ASSETS (Continued)

Winston Property

Ivanhoe/Emporia claims

In accordance with the terms and conditions of the underlying Ivanhoe/Emporia purchase agreement, the Optionors agreed to sell and convey the Ivanhoe/Emporia Claims for $500,000 USD of which $361,375 USD remained due owing to the Robert Howe Educational Trust (“RHET”) upon closing on May 17, 2017. The Buyer agreed to pay RHET a monthly royalty equal to the greater of the Minimum Monthly Royalty or Production Royalty determined in accordance with the following table:

Monthly Average Silver Price/Oz	Minimum Monthly Royalty (In USD)	Production Royalty %
Less than $5.00	$125	3%
$5.00 ~ $6.99	$250	4%
$7.00 ~ $8.99	$500	5%
$9.00 ~ $10.99	$1,000	6%
$11.00 ~ $14.99	$1,500	7%
$15 or greater	$2,000	8%

All royalty payments made to RHET under the Minimum Monthly Royalty or Production Royalty of the agreement will be credited against the purchase price. As of March 31, 2025, past payments totaling $225,255 USD (2024 - $201,535 USD) have been applied against the $500,000 USD purchase price. The remaining purchase price of $274,745 USD (2024 - $298,465 USD) may be satisfied in the form of ongoing advance royalty payments or lump-sum payment to finalize the property purchase. The accrued minimum monthly royalty payments outstanding as of March 31, 2025, totals $362,644 or $252,125 USD (2024 - $301,967, or $222,975 USD; 2023 – $313,001, or $231,125 USD), which is included in the accounts payable and accrued liabilities. Only the permanent production royalty of 2% of NSR on all ore mined on the Ivanhoe and Emporia lode claims, will remain as an encumbrance after the property has been purchased.

The Winston Property ceased to be an asset of Foremost on January 31, 2024 as it was included in the Spin-Out (Note 17).

Zoro Property

The Company announced on January 4, 2024 that a $300,000 grant shall be received from the Manitoba Government for the Zoro Lithium Property to fund further exploration and development. During the year ended March 31, 2024, the Company received $100,000 of the $300,000 grant. The remaining $200,000 grant was received during the year ended March 31, 2025.

Hidden Lake Property

During the year ended March 31, 2023, the Company sold its 60% interest in the Hidden Lake Project in Yellowknife, NWT for $3,500,000, which was previously written off resulting in a gain on sale of property of $3,500,000.

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Consolidated Financial Statements

March 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

6.	EXPLORATION AND EVALUATION ASSETS (Continued)

Jean Lake Property

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
d)	pay $50,000 in cash (paid) issue $50,000 (12,106 shares issued) in common shares and incur $150,000 (accumulated) in exploration expenditures (incurred) by July 30, 2024; and
e)	pay $75,000 in cash, issue $75,000 in common shares and incur $200,000 (accumulated) in exploration expenditures (incurred) by July 30, 2025.

Once the Company earns the interest, the Company will grant a 2% NSR to Mount Morgan Resources Ltd. The NSR may be reduced to 1% by the Company’s payment of $1,000,000 to the NSR holder.

During the year ended March 31, 2023, the Company entered into an agreement with the Manitoba Government to receive a grant of $300,000 for exploration work on the Jean Lake and received $200,000 during the year ended March 31, 2023. The remaining $100,000 was received during the year ended March 31, 2024.

Grass River Property

During the year ended March 31, 2022, the Company staked claims on the Grass River Property in the Snow Lake area of Manitoba for $40,500. During the year ended March 31, 2023, the Company staked additional claims for $3,000. During the year ended March 31, 2024, the Company staked additional claims for $1,755. During the year ended March 31, 2025, the Company incurred $130 (2024 -$1,755; 2023 - $Nil) in claim filing fees.

Jol Lithium Property

During the year ended March 31, 2023, the Company entered into an agreement and acquired a 100% interest in the MB3530 claim located in the Snow Lake area of Manitoba. To earn the interest, the Company paid $8,000 and issued $2,454 in shares (364 shares issued). During the year ended March 31, 2025, the Company incurred $638 in filing of claim fees. The property is subject to a 2% NSR.

Peg North Property

During the year ended March 31, 2023, the Company entered into an option agreement to acquire a 100% interest in the Peg North claims located in the Snow Lake mining district in Manitoba. Under the terms of the option agreement (the "First Option"), in consideration for making aggregate cash payments of $750,000, issuing Strider Resources Limited (“Strider”) common shares having an aggregate value of $750,000, and incurring an aggregate of $3,000,000 in exploration expenditures on or before the fifth anniversary, the Company has the right to acquire a 100% interest in the Peg North Claims, subject only to a 2% net smelter return royalty granted to Strider (the "NSR"). The obligations under the First Option can be considered fulfilled under the terms as outlined in the schedule below:

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Consolidated Financial Statements

March 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

6.	EXPLORATION AND EVALUATION ASSETS (Continued)

Peg North Property (Continued)

a)	cash payments of $750,000 as follows:
i)	a cash payment of $100,000 on or before June 23, 2022 (paid);
ii)	a cash payment of $100,000 on or before June 28, 2023 (paid);
iii)	a cash payment of $100,000 on or before June 28, 2024 (paid);
iv)	a cash payment of $150,000 on or before June 28, 2025;
v)	a cash payment of $150,000 on or before June 28, 2026;
vi)	a cash payment of $150,000 on or before June 28, 2027; and

b)	the issuance of $750,000 in shares of the Company as follows:
i)	the issuance of $100,000 in common shares on or before June 23, 2022 (issued 10,526 shares);
ii)	the issuance of $100,000 in common shares on or before June 9, 2023 (issued 13,072 shares);
iii)	the issuance of $100,000 in common shares on or before June 28, 2024; (issued 28,818 shares);
iv)	the issuance of $150,000 in common shares on or before June 28, 2025;
v)	the issuance of $150,000 in common shares on or before June 28, 2026;
vi)	the issuance of $150,000 in common shares on or before June 28, 2027; and

c)	Incurring exploration expenditures totaling $3,000,000 due on or before June 9, 2027 (incurred cumulative exploration expenditures of $881,337 through March 31, 2025.

Provided that the First Option has been exercised, the Company may purchase from Strider one half (1%) of the NSR for a cash payment of $1,500,000 (the “Second Option”) at any time prior to commencement of commercial production.

Lac Simard South Property

During the year ended March 31, 2024, the Company entered into an agreement, and earned a 100% interest in, the Lac Simard South property located in Quebec by paying $35,000 (paid) and issuing 10,700 common shares (issued and valued at $85,600).

Athabasca Properties

During the year ended March 31 2025, the Company entered into an option agreement with Denison Mines Corp. (“Denison”) to acquire up to a 70% interest in exploration properties in the Athabasca Basin in Northern Saskatchewan (the “Exploration Properties”). To earn the interest, the Company has to make the following cash payments, share issuances and incur project exploration expenditures in 3 phases:

Phase 1

During the year ended March 31, 2025, the Company earned an initial 20% interest in the Exploration Properties (14.03% for Hatchet Lake) by:

●	Issuing 1,369,810 common shares (issued and valued at $5,205,278) to Denison;
●	appointing a Technical Advisor to Foremost at Denison's election; and
●

entering into an Investors Rights Agreement providing for, among other things: the appointment by Denison of up to two (2) individuals to the board of directors of Foremost; and a pre-emptive equity participation right for Denison to maintain a 19.95% equity interest in Foremost.

The Company also issued 425,682 common shares to arm’s length parties for finders and advisory fees valued at $1,511,171.

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Consolidated Financial Statements

March 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

6.	EXPLORATION AND EVALUATION ASSETS (Continued)

Athabasca Properties (Continued)

Phase 2

To earn an additional 31% interest in the Exploration Properties (21.75% for Hatchet Lake), on or before October 4, 2027, the Company must:

●	pay $2,000,000 to Denison in cash or common shares or a combination thereof;
●	incur $8,000,000 in exploration expenditures on the Exploration Properties.

If the conditions of Phase 2 are not satisfied, the Company shall forfeit the entirety of its interests in and rights to the Exploration Properties.

Phase 3

To earn an additional 19% interest in the Exploration Properties (15.22% for Hatchet Lake), on or before October 4, 2030, and on the successful completion of Phase 2, Foremost must:

●	pay $2,500,000 to Denison in cash or common shares or a combination thereof;
●	incur a further $12,000,000 in exploration expenditures on the Exploration Properties.

If the conditions of Phase 3 are not satisfied, the Company shall forfeit a portion of its interests in and rights to the Exploration Properties such that Denison's interests in each of the Exploration Properties will be increased to 51% and operatorship shall revert to Denison.

Upon completion of Phase 3 of the Option Agreement, the parties will enter into a joint venture agreement in respect of each of the Exploration Properties.

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payables and accrued liabilities for the Company are broken down as follows:

	March 31, 2025	March 31, 2024

Trade payables	$93,707	$1,101,757
Advance royalty payable (Note 6)	-	301,967
Accrued liabilities	56,167	91,484
Due to related parties (Note 10)	156,244	86,980

Trade payables	$306,118	$1,582,188

During the year ended March 31, 2025, the Company wrote-off $50,200 (2024 - $Nil; 2023 - $184,813) in accrued liabilities and settled $181,424 (2024 - $Nil; 2023 - $Nil) accounts payable for $125,000 (2024 - $Nil; 2023 - $Nil), resulting in a gain on forgiveness of debt of $106,624 (2024 - $10,000; 2023 - $184,813).

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Consolidated Financial Statements

March 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

8.	TERM LOANS PAYABLE

	March 31, 2025	March 31, 2024
Loan payable on demand, unsecured with 10% interest per annum, no fixed term	$5,000	$5,000
Loan payable on October 4, 2025, secured, with 9%-11.35% interest per annum	516,368	1,133,520
US $50,000 promissory note, repaid during the current period	-	-
Total term loans payable – short-term	$521,368	$1,138,520

During the year ended March 31, 2023, the Company entered into a loan agreement with a related party to borrow $1,145,520, inclusive of a prior advance of $145,520 (collectively, the “Loan”), included in short-term loans payable, with Jason Barnard, CEO, and Christina Barnard, COO, of the Company. The terms of the Loan have been amended several times, as detailed below:

Initial Terms ( May 10, 2022): Interest rate of 8.35% per annum, payable monthly, with a maturity date of May 10, 2023.

Amendment 1 ( May 1, 2023): The interest rate was increased to 11.35% per annum. The maturity date was extended to May 10, 2024.

Amendment 2 ( April 26, 2024): The maturity date was extended to May 10, 2025.

Amendment 3 ( October 4, 2024): The Loan was revised to exclude the newly optioned Denison properties as collateral, and the interest rate was reduced to 9% per annum, effective through to October 4, 2025.

The Company incurred $96,768 (2024 - $126,606; 2023 - $88,000) in interest and paid an aggregate of $600,000 (2024 - $Nil; 2023 - $Nil) in principal and $113,920 (2024 - $126,606; 2023 - $88,000) in interest on the loan during the year ended March 31, 2025.

During the year ended March 31, 2023, the Company wrote off a loan of $2,500.

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Consolidated Financial Statements

March 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

9.	CAPITAL STOCK AND RESERVES

Authorized capital stock

Unlimited number of common shares without par value.

Issued capital stock

All issued shares are fully paid.

During the year ended March 31, 2025, the Company:

a)

closed a non-brokered private placement issuing 247,471 flow-through units consisting of one flow-through common share and one non-flow-through common share purchase warrant at $5.88 per unit for gross proceeds of $1,455,129 (of which $105,000 was received in March 2024 as subscriptions received in advance), of which $Nil was allocated to the warrant component of the unit and recorded in reserves. Each warrant is exercisable by the holder to purchase an additional common share at a price of $4.00 until April 29, 2026. A value of $537,012 was attributed to the flow-through premium liability in connection with the financing. If at any time, the volume-weighted average trading price of the common shares on the CSE trades at or above $6.00 for 14 consecutive trading days, the Company may elect to accelerate the expiry date of the warrants by giving notice to the holders, by way of a news release, that the warrants will expire 30 calendar days following the date of such notice. The Company paid a cash finder’s fees of $175 and granted 51 finder’s warrants (valued at $100), entitling the holder to purchase one common share at a price of $3.40 per share until April 29, 2026. All securities issued will be subject to a hold period of four months and one day from the date of issuance. The Company also incurred legal and filing fees of $22,694 related to the private placement. The Company is committed to incur a total of $1,455,129 of qualifying Canadian Exploration Expenses (“CEE”) on or before December 31, 2025. As at March 31, 2025, the Company has incurred $327,605 in qualifying CEE.

b)	issued 28,818 common shares at a value of $100,000 as part of the annual payment due under the Peg North Property option agreement (see Note 6).

c)	issued 12,106 common shares at a value of $50,000 as a part of the acquisition payments for the Jean Lake option agreement (see Note 6).

d)	issued 1,795,492 common shares at a value of $6,716,449 pursuant to the acquisition of Athabasca Property (see Note 6).

e)

closed a brokered private placement issuing 1,473,000 units consisting of one common share and one common share purchase warrant at $3.00 per unit for gross proceeds of $4,419,000, of which $368,250 was allocated to the warrant component of the unit and recorded in reserves. Each warrant is exercisable by the holder to purchase an additional common share at a price of $4.00 until November 14, 2026.

The Company also issued 1,022,500 flow-through units consisting of one flow-through common share and one flow-through common share purchase warrant for $3.50 per unit for gross proceeds of $3,578,750, of which $255,625 was allocated to the warrant component of the unit and recorded in reserves. Each warrant is exercisable by the holder to purchase an additional common share at a price of $4.00 until November 14, 2026. A value of $511,250 was attributed to the flow-through premium liability in connection with the financing. The Company is committed to incur a total of $3,578,750 of qualifying CEE on or before December 31, 2025. As at March 31, 2025, the Company has incurred $Nil in qualifying CEE.

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Consolidated Financial Statements

March 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

9.	CAPITAL STOCK AND RESERVES (Continued)

The Company also issued 550,000 charitable flow-through units consisting of one charitable flow-through common share and one non-flow-through common share purchase warrant for $4.55 per unit for gross proceeds of $2,502,500, of which $137,500 was allocated to the warrant component of the unit and recorded in reserves. Each warrant is exercisable by the holder to purchase an additional common share at a price of $4.00 until November 14, 2026. A value of $852,500 was attributed to the charitable flow-through premium liability in connection with the financing. The Company is committed to incur a total of $2,502,500 of qualifying CEE on or before December 31, 2025. As at March 31, 2025, the Company has incurred $Nil in qualifying CEE.

In connection with these financings, the Company paid commissions of $570,015 and granted 162,730 broker warrants (valued at $201,400). Each broker warrant is exercisable for one common share of the Company at a price of $3.00 per common share until November 14, 2026. The Company also paid other share issuance costs of $82,673.

f)	issued 82,570 common shares pursuant to RSU settlement resulting in reallocation of share-based reserves of $224,591 from reserves to share capital.

During the year ended March 31, 2024, the Company:

a)

closed an underwritten public offering in the United States (the “Offering”). The Company sold 800,000 units, each consisting of one common share and one warrant to purchase one common share, at a public offering price of $6.77 (USD $5.00) per unit. The warrants are exercisable into common shares at a price of USD $6.25 for five years. As the warrants are denominated in a currency other than the functional currency, the Company recognized a derivative liability valued at $823,597 associated with the warrants. As at March 31, 2024, the Company revalued the derivative liability at $656,946 resulting in an unrealized gain on change in fair value of warrants of $166,651 through profit or loss for the year ended March 31, 2024. It was estimated using a Level 1 fair value measurement. The aggregate gross proceeds to the Company from the Offering were $5,418,400 (USD $4,000,000), before deducting underwriting discounts of $387,416 (USD $286,000) and offering expenses. The Company also issued 40,000 underwriter’s warrants (valued at $270,400). All securities issued are free from any resale restrictions under applicable Canadian and United States securities laws. The common shares and unit warrants sold in the Offering began trading on NASDAQ under the symbols FMST and FMSTW, respectively, on August 22, 2023;

b)

closed Tranche 1 of 2 (see Note 15) on a non-brokered private placement issuing 188,651 flow-through units consisting of one flow-through common share and one non-flow-through share purchase warrant at $5.88 per unit for gross proceeds of $1,109,268 and 152,941 non-flow-through units consisting of one non-flow-through common share and one non-flow-through share purchase warrant at $3.40 per unit for gross proceeds of $520,000. The warrants are exercisable into common shares at a price of $4.00 until March 13, 2026. The Warrants will be subject to an accelerated expiry, if, at any time following the date of issuance, the volume weighted average trading price of the Shares on the Canadian Securities Exchange is or exceeds $6.00 for any 14 consecutive trading days. The Company may elect to accelerate the expiry date of the Warrants and NFT Warrants by giving notice to the holders, by way of a news release, that the Warrants and NFT Warrants will expire 30 calendar days following the date of such notice. In connection with the first tranche closing, cash finder’s fees of $11,134 were paid on the financings and the Company issued 3,274 share purchase finders warrants (valued at $9,700). Each Finder’s warrant entitles the holder to purchase one common share at a price of $3.40 for a two-year period. All of the securities issued under the first tranche of the Offering will be subject to a hold period of four months and one day from the date of issuance expiring on July 14, 2024. A value of $20,143 was attributed to the flow-through premium liability and $377,911 was allocated to reserves in connection with the financing. The Company is committed to incur a total of $1,109,268 of qualifying CEE on or before December 31, 2025. As at March 31, 2025, the Company has spent $1,109,268 in qualifying CEE.

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Consolidated Financial Statements

March 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

9.	CAPITAL STOCK AND RESERVES (Continued)

c)	issued 10,700 common shares at a value of $85,600 as part of the acquisition payments for the Lac Simard South option agreement (see Note 6);

d)	issued 13,072 common shares at a value of $100,000 as part of the acquisition payments for the Peg North option agreement (see Note 6);

e)	issued 6,128 common shares at a value of $50,000 as part of the acquisition payments for the Jean Lake option agreement (see Note 6);

f)	issued 30,900 common shares at a value of $187,872 to a non-related consulting firm for services; and

g)

issued 36,000 common shares upon exercise of options for gross proceeds of $131,400 resulting in reallocation of share-based reserves of $53,400 from reserves to share capital. The weighted average share price on the date of the option exercise was $4.95.

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

Stock Incentive Plan:

The Board of Directors adopted the Company’s 2023 Stock Incentive Plan under which allows the Company to grant equity-based incentive awards (each, an “Award”) in the form of stock options (“Options”), restricted stock units (“RSUs”), performance stock units (“PSUs”) and deferred stock units (“DSUs”) to executive, officers, directors, employees, and consultants. The Stock Incentive Plan was ratified by shareholders at the Annual General and Special Meeting (“AGSM”) on December 20, 2024, and is a fixed number share plan providing an aggregate maximum number of common shares that may be issued upon the exercise or settlement of Awards granted under the plan, not to exceed 1,500,000 common shares, subject to the adjustment provisions provided within the plan.

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Consolidated Financial Statements

March 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

9.	CAPITAL STOCK AND RESERVES (Continued)

Stock options:

The 2023 Stock Incentive Plan supersedes and replaces the Company’s Option Plan, dated as originally adopted by the Board of Directors on November 8, 2021, and ratified by the stockholders of the Company on December 10, 2021.

During the year ended March 31, 2025, the Company:

a)	had 156,589 stock options that were cancelled and/or forfeited, resulting in an allocation of share-based reserves of $619,093 to deficit and reversal of share-based payments of $134,962.

b)

granted stock options for 36,000 shares to a consultant of the Company. The options are exercisable at $3.91 (USD $2.84) per share until July 23, 2029 with an estimated fair value of $112,200 and vest immediately. The options were cancelled subsequently.

c)	granted stock options for 83,194 shares to director and officers of the Company. The options are exercisable at $2.76 per share until April 1, 2029 with an estimated fair value of $167,600.
●	51,323 stock options vested immediately.
●	31,871 stock options vest equally over a three-year period.
●	During the year ended March 31, 2025, the Company recorded share-based compensation of $133,795 for the vested portion of the stock options.

d)

granted stock options for 55,000 shares to consultants of the Company. The options are exercisable at $2.76 per share until November 15, 2027 with an estimated fair value of $91,100 and vest immediately.

e)

granted stock options for 36,815 shares to a director, an officer and consultants of the Company. The options are exercisable at $2.76 per share until November 15, 2029 with an estimated fair value of $77,400 and vest immediately.

f)

granted stock options for 36,000 shares to a consultant of the Company. The options are exercisable at $1.38 (USD $0.99) per share until February 12, 2030 with an estimated fair value of $39,900 and vest immediately.

g)

granted stock options for 9,200 shares to a director of the Company. The options are exercisable at $1.38 per share until February 12, 2027 with an estimated fair value of $10,200 and vest immediately.

h)

granted stock options for 83,333 shares to a consultant of the Company. The options are exercisable at $1.20 per share until March 27, 2028 with an estimated fair value of $61,800 and vest immediately.

i)	repriced 387,920 stock options resulting in share-based compensation of $13,200 relating to the incremental increase in fair value on stock options.

During the year ended March 31, 2024, the Company:

a)	granted stock options for 17,500 shares to a consultant of the Company. The options are exercisable at $5.65 per share for three years with an estimated fair value of $60,200 and vest immediately;

b)

granted stock options for an aggregate of 40,000 shares to directors and a consultant of the Company. The options are exercisable at $6.60 per share for three years with an estimated fair value of $173,500 and vest immediately;

c)

granted stock options for an aggregate of 85,000 shares to officers of the Company. The options are exercisable at $6.60 per share for five years with an estimated fair value of $445,500 and vest immediately;

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Consolidated Financial Statements

March 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

9.	CAPITAL STOCK AND RESERVES (Continued)

Stock options (Continued):

d)	granted stock options for 20,000 shares to a director of the Company. The options are exercisable at $5.47 per share for three years with an estimated fair value of $75,500 and vest immediately;

e)	granted stock options for 20,000 shares to an officer of the Company. The options are exercisable at $3.98 per share for five years with an estimated fair value of $66,600 and vest immediately;

f)	granted stock options for 20,000 shares to a consultant of the Company. The options are exercisable at $3.30 per share for two years with an estimated fair value of $36,000 and vest immediately;

g)	had 36,000 stock options exercised by issuing 36,000 shares for proceeds of $131,400; and

h)	had 80,300 stock options that expired or were forfeited, resulting in a reallocation of share-based reserves of $860,158 from reserves to deficit.

i)	granted stock options for 36,000 shares to a consultant of the Company. The options are exercisable at $3.65 per share for one year with an estimated fair value of $53,400 and vest immediately.

During the year ended March 31, 2023, the Company:

a)	granted stock options for 20,000 shares to a consultant of the Company. The options are exercisable at $12.75 per share for three years with an estimated fair value of $198,300 and vest immediately;

b)	granted stock options for 8,000 shares to a consultant of the Company. The options are exercisable at $13.75 per share for three years with an estimated fair value of $83,200 and vest immediately;

c)	granted stock options for 62,000 shares to a consultant of the Company. The options are exercisable at $9.00 per share for three years with an estimated fair value of $395,600 and vest immediately;

d)	granted stock options for 31,000 shares to a consultant of the Company. The options are exercisable at $9.50 per share for two years with an estimated fair value of $208,600 and vest immediately;

e)	recorded $42,702 of stock-based compensation relating to stock-options granted previous to the year ended March 31, 2023.

f)	had 13,000 stock options exercised by issuing 13,000 shares for proceeds of $77,750; and

g)	had 121,000 stock options that expired or were forfeited, resulting in a reallocation of share-based reserves of $891,400 from reserves to deficit.

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Consolidated Financial Statements

March 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

9.	CAPITAL STOCK AND RESERVES (Continued)

Stock options (Continued):

Stock option transactions for the year ended March 31, 2025, are summarized as follows:

Expiry Date	Exercise Price	Balance March 31, 2024	Granted	Exercised	Forfeited / Expired	Balance March 31, 2025		Exercisable

March 8, 2025	$14.12*	4,000	-	-	(4,000)	-		-
September 2, 2025	$11.61*	20,000	-	-	-	20,000		20,000
September 6, 2025	$12.52*	8,000	-	-	(8,000)	-		-
November 20, 2025	$3.64*	6,000	-	-	-	6,000		6,000
December 2, 2025	$8.20*	62,000	-	-	(37,000)	25,000		25,000
December 13, 2025	$8.65*	21,000	-	-	-	21,000		21,000
March 26, 2026	$3.01*	20,000	-	-	-	20,000	(1)	20,000
August 25, 2026	$5.15*	17,500	-	-	-	17,500		17,500
September 6, 2026	$6.01*	40,000	-	-	(15,000)	25,000		25,000
November 1, 2026	$6.84*	10,000	-	-	-	10,000		10,000
December 4, 2026	$4.98*	20,000	-	-	-	20,000		20,000
November 15, 2027	$2.51*	-	55,000	-	-	55,000	(3)	55,000
March 27, 2028	$1.20	-	83,333	-	-	83,333		83,333
September 6, 2028	$6.01*	85,000	-	-	(25,000)	60,000		60,000
February 15, 2029	$3.98	20,000	-	-	(20,000)	-		-
July 23, 2029	$3.81*	-	36,000	-	(36,000)	-		-
April 1, 2029	$2.51*	-	83,194	-	(11,589)	71,605	(2)	51,323
November 15, 2029	$2.51*	-	36,815	-	-	36,815	(4)	36,815
February 12, 2030	$1.418	-	36,000	-	-	36,000	(5)	36,000
February 12, 2030	$1.38	-	9,200	-	-	9,200		9,200

Total		333,500	339,542	-	(156,589)	516,453		496,171

Weighted average exercise price		$7.38	$2.32	$-	$5.86	$3.96		$4.02

Weighted average remaining life (years)		2.61				2.81

* on January 31, 2025, pursuant to the Arrangement Agreement (Note 17), the Company modified the exercise of certain stock options.

(1)          exercised subsequently

(2)          10,623 exercised subsequently

(3)          37,000 exercised subsequently

(4)          20,000 exercised subsequently

(5)          10,319 exercised subsequently

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Consolidated Financial Statements

March 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

9.	CAPITAL STOCK AND RESERVES (Continued)

Stock options (Continued):

Stock option transactions for the year ended March 31, 2024, are summarized as follows:

Expiry Date	Exercise Price	Balance March 31, 2023	Granted	Exercised	Forfeited / Expired	Balance March 31, 2024	Exercisable

March 1, 2024	$16.50	15,000	-	-	(15,000)	-	-
November 14, 2024	$3.65	-	36,000	(36,000)	-	-	-
March 8, 2025	$15.50	4,000	-	-	-	4,000	4,000
September 2, 2025	$12.75	20,000	-	-	-	20,000	20,000
September 6, 2025	$13.75	8,000	-	-	-	8,000	8,000
November 20, 2025	$4.00	6,000	-	-	-	6,000	6,000
December 2, 2025	$9.00	62,000	-	-	-	62,000	62,000
December 13, 2025	$9.50	31,000	-	-	(10,000)	21,000	21,000
January 15, 2026	$7.25	35,300	-	-	(35,300)	-	-
March 26, 2026	$3.30	-	20,000	-	-	20,000	20,000
August 25, 2026	$5.65	-	17,500	-	-	17,500	17,500
September 6, 2026	$6.60	-	40,000	-	-	40,000	40,000
November 1, 2026	$7.50	10,000	-	-	-	10,000	10,000
December 4, 2026	$5.47	-	20,000	-	-	20,000	20,000
February 16, 2027	$17.50	20,000	-	-	(20,000)	-	-
September 6, 2028	$6.60	-	85,000	-	-	85,000	85,000
February 15, 2029	$3.98	-	20,000	-	-	20,000	20,000
	$-	-	-	-	-	-	-

Total		211,300	238,500	(36,000)	(80,300)	333,500	333,500

Weighted average exercise price		$10.81	$5.87	$4.70	$9.95	$7.38	$7.38

Weighted average remaining life (years)		2.57				2.61

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Consolidated Financial Statements

March 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

9.	CAPITAL STOCK AND RESERVES (Continued)

Stock options (Continued):

Stock option transactions for the year ended March 31, 2023, are summarized as follows:

Expiry Date	Exercise Price	Balance March 31, 2022	Granted	Exercised	Forfeited / Expired	Balance March 31, 2023	Exercisable

January 4, 2023	$14.25	105,000	-	-	(105,000)	-	-
March 1, 2024	$16.50	15,000	-	-	-	15,000	15,000
March 8, 2025	$15.50	4,000	-	-	-	4,000	4,000
September 2, 2025	$12.75	-	20,000	-	-	20,000	20,000
September 6, 2025	$13.75	-	8,000	-	-	8,000	8,000
November 20, 2025	$4.00	8,000	-	(2,000)	-	6,000	6,000
December 2, 2025	$9.00	-	62,000	-	-	62,000	62,000
December 13, 2025	$9.50	-	31,000	-	-	31,000	31,000
January 15, 2026	$7.25	41,300	-	(6,000)	-	35,300	35,300
October 21, 2026	$5.25	5,000	-	(5,000)	-	-	-
November 1, 2026	$7.50	10,000	-	-	-	10,000	10,000
December 3, 2026	$12.50	6,000	-	-	(6,000)	-	-
January 17, 2027	$20.25	10,000	-	-	(10,000)	-	-
February 16, 2027	$17.50	20,000	-	-	-	20,000	20,000

Total		224,300	121,000	(13,000)	(121,000)	211,300	211,300

Weighted average exercise price		$12.88	$10.06	$5.98	$14.67	$10.81	$10.81

Weighted average remaining life (years)						2.57

The average market price of the 36,000 options exercised was $4.95 per share.

The fair value of stock options granted was calculated using the Black-Scholes option pricing model with the following weighted average assumptions.

	For the year ended March 31, 2025	For the year ended March 31, 2024	For the year ended March 31, 2023

Fair value per option	$1.48	$5.42	$6.00
Exercise price	$2.13	$5.49	$11.00
Expected life (years)	3.92	3.50	3.00
Interest rate	2.92%	4.17%	3.49%
Annualized volatility (based on historical volatility)	101%	108%	118%
Dividend yield	0.00%	0.00%	0.00%

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Consolidated Financial Statements

March 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

9.	CAPITAL STOCK AND RESERVES (Continued)

Performance Stock Options:

During the year ended March 31, 2022, the Company granted a performance-based stock option for 15,000 common shares to a consultant of the Company. The option is exercisable at $14.25 per share for two years with an estimated fair value of $126,297 and vests 100% when the closing share price is $25.00 or higher for three consecutive trading days. For the year ended March 31, 2025, the Company recorded $Nil (2024 - $Nil; 2023 - $63,148) as share-based compensation for performance stock options.

During the year ended March 31, 2024, 15,000 performance stock options expired. No performance stock option transactions were incurred during the year ended March 31, 2025.

As at March 31, 2025, no performance stock options were outstanding.

Performance stock option transactions for the year ended March 31, 2024, are summarized as follows:

Expiry Date	Exercise Price	Balance March 31, 2023	Granted	Exercised	Forfeited / Expired	Balance March 31, 2024	Exercisable

March 31, 2024	$14.25	15,000	-	-	(15,000)	-	-

Total		15,000	-	-	(15,000)	-	-

Weighted average exercise price		$14.25	$-	$-	$14.25	$-	$-

Weighted average remaining life (years)						-

Performance stock option transactions for the year ended March 31, 2023, are summarized as follows:

Expiry Date	Exercise Price	Balance March 31, 2022	Granted	Exercised	Forfeited / Expired	Balance March 31, 2023	Exercisable

March 31, 2024	$14.25	15,000	-	-	-	15,000	-

Total		15,000	-	-	-	15,000	-

Weighted average exercise price		$14.25	$-	$-	$-	$14.25	$-

Weighted average remaining life (years)						1

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

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Consolidated Financial Statements

March 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

9.	CAPITAL STOCK AND RESERVES (Continued)

Performance Share Units: (“PSU”) (Continued)

	Number of PSU’s Outstanding	Number of PSU’s Vested	Weighted Average Grant Date Fair Value	Share-based payment reserve

Balance at March 31, 2022	250,000	20,000	$14.50	$531,122
PSU’s granted	160,000	-	9.10	-
PSU’s vesting through the year	-	-	14.50	547,374
PSU’s redeemed	(20,000)	(20,000)	17.75	(355,000)
PSU’s forfeited/cancelled	(390,000)	-	10.66	(723,497)

Balance at March 31, 2023, 2024 and 2025	-	-	$-	$-

During the year ended March 31, 2023, the Company recognized share-based payment expense of $363,195 to the date of modification relating to PSU’s granted in fiscal 2022.

During the years ended March 31, 2025 and 2024, the Company:

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

Restricted Share Units (“RSUs”):

The terms and conditions of vesting of each RSU granted is determined by the Board at the time of the grant in accordance with the Company’s Stock Incentive Plan. The Company use the fair value method to recognize the obligation and compensation expense associated with the RSUs. The fair value of RSUs issued is determined on the grant date based on the market price of the common shares on the grant date multiplied by the number of RSUs granted. The fair value is expensed over the vesting term. Upon redemption of the RSU, the carrying amount is recorded as an increase in common share capital and a reduction in the reserve.

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Consolidated Financial Statements

March 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

9.	CAPITAL STOCK AND RESERVES (Continued)

Restricted Share Units (Continued):

During the year ended March 31, 2025, the Company granted 229,579 RSUs to certain directors, officers and consultants of the Company. The total estimated fair value of the RSUs granted was $614,957 based on the market value of the Company’s shares at the grant date. The fair value of each RSU is recorded as share-based payments over the vesting period. These RSUs will vest as follows:

●	79,317 RSUs vested immediately.
●	48,138 RSUs - 40,276 vest on April 1, 2025 and 7,862 vested immediately upon the resignation of a director.
●	89,674 RSUs vest equally over a three-year period starting on April 1, 2025.
●	5,362 RSUs vest on November 15, 2025.
●	7,088 RSUs vest on April 1, 2025.

During the year ended March 31, 2025, the Company recorded $468,247 (2024 - $Nil; 2023 - $Nil) in share-based payments relating to the portion of the RSUs vesting through the period.

Restricted share unit transactions for the year ended March 31, 2025, are summarized as follows:

Grant Date	Balance March 31, 2024	Granted	Exercised	Forfeited / Expired	Balance March 31, 2025	Exercisable

November 15, 2024	-	222,491	(82,570)	(3,008)	136,913*	87,179
February 12, 2025	-	7,088	-	-	7,088	-
	-	229,579	(82,570)	(3,008)	144,001	87,179

*51,193 exercised subsequently

Warrants:

A continuity of the warrants for the year ended March 31, 2025, are summarized as follows:

Expiry Date	Exercise Price		Balance March 31, 2024	Granted	Exercised	Forfeited / Expired	Balance March 31, 2025

August 24, 2028	$	USD 6.25	800,000	-	-	-	800,000
March 13, 2026		$4.00	341,592	-	-	-	341,592	(2)
April 29, 2026		$4.00	-	247,471	-	-	247,471	(1)
November 14, 2026		$4.00	-	3,045,000	-	-	3,045,000	(3)

Total			1,141,592	3,292,971	-	-	4,434,563

Weighted average exercise price			$5.58	$4.00	$-	$-	$4.92

Weighted average remaining life (years)			3.67				2.04

(1)              exercised subsequently

(2)              334,239 exercised subsequently

(3)              663,700 exercised subsequently

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Consolidated Financial Statements

March 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

9.	CAPITAL STOCK AND RESERVES (Continued)

Warrants (Continued):

A continuity of the warrants granted for the year ended March 31, 2024, are summarized as follows:

Expiry Date	Exercise Price		Balance March 31, 2023	Granted	Exercised	Forfeited / Expired	Balance March 31, 2024

December 2, 2023		$6.50	24,000	-	-	(24,000)	-
August 24, 2028	$	USD 6.25	-	800,000	-	-	800,000
March 13, 2026		$4.00	-	341,592	-	-	341,592

Total			24,000	1,141,592	-	(24,000)	1,141,592

Weighted average exercise price			$6.50	$5.58	$-	$6.50	$5.58

Weighted average remaining life (years)			0.67				3.67

A continuity of the warrants granted for the year ended March 31, 2023, are summarized as follows:

Expiry Date	Exercise Price	Balance March 31, 2022	Granted	Exercised	Forfeited / Expired	Balance March 31, 2023

August 28, 2022	$3.75	53,778	-	(53,778)	-	-
August 28, 2022	$5.00	121,600	-	(121,600)	-	-
October 29, 2022	$12.50	36,166	-	(3,572)	(32,594)	-
December 15, 2022	$5.00	22,000	-	(10,000)	(12,000)	-
December 2, 2023	$6.50	47,800	-	(23,800)	-	24,000

Total		281,344	-	(212,750)	(44,594)	24,000

Weighted average exercise price		$5.98	$-	$4.98	$10.48	$6.50

Weighted average remaining life (years)						0.67

The fair value of warrants was allocated to reserves and calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the year ended March 31, 2025	For the year ended March 31, 2024	For the year ended March 31, 2023

Fair value per warrant	$1.94	$3.77	$-
Exercise price	$4.00	$4.00	$-
Expected life (years)	2.00	2.00	-
Interest rate	4.30%	3.50%	-
Annualized volatility (based on historical volatility)	100%	111%	-
Dividend yield	0.00%	0.00%	-

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Consolidated Financial Statements

March 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

9.	CAPITAL STOCK AND RESERVES (Continued)

Warrants (continued):

The Company records warrants with an exercise price that is in a currency that is different from the functional currency as a derivative liability. Any gains or losses are recorded in the consolidated statements of (loss) income and comprehensive (loss) income as they relate to the issue of warrants recorded on the Company’s statement of financial position as a derivative liability measured at fair value through profit or loss. The fair value of the 800,000 transferrable warrants ($823,597) issued on August 24, 2023, are valued based on the price as quoted on the NASDAQ. The warrant derivative liability was calculated using following assumptions.

Management has assessed the revised interpretive guidance in accordance with IAS 1 Presentation of Financial Statements Amendments effective for annual periods beginning on or after January 1, 2024 with respect to its derivative warrant liability and determined those instruments meet the requirement to be classified as a current liability. Accordingly, the Company has reclassified derivative warrant liabilities of $656,946 on the consolidated statement of financial position as at March 31, 2024 to conform to the current year’s presentation. The change in presentation had no impact on loss and comprehensive loss, or cash flows, or loss per share for the years ended March 31, 2025 and 2024. The change in presentation had no impact on total assets, total liabilities or shareholders equity as at March 31, 2024.

	As at March 31, 2025	As at March 31, 2024	As at August 24, 2023

Number of warrants outstanding	800,000	800,000	800,000
Fair Value of each warrant at valuation date	$0.14 USD	$0.61 USD	$0.76 USD
Exchange rate	1.43125	1.35397	1.35460
Fair value of warrants outstanding (derivative liability)	$152,765	$656,946	$823,597
Change in fair value of derivatives	$498,534*	$166,651	$-

* Adjusted by $5,647 for portion allocated to Spin-Out (Note 17).

Share purchase warrants outstanding as at March 31, 2025 are as follows:

Issue Date	Number of warrants	Exercise price	Expiry Date

August 24, 2023	800,000(a)	$6.25USD	August 24, 2028
March 13, 2024	341,592(b)	$4.00	July 14, 2028
April 29, 2024	247,471(c)	$4.00	April 29, 2026
November 14, 2024	3,045,500(d)	$4.00	November 14, 2026
	4,434,563

*Pursuant to the Arrangement (Note 17), Foremost shall, as agent for Rio Grande, collect and pay to Rio Grande the following amount to Rio Grande:

(a)         $0.8114 per warrant exercised.

(b)         $0.3584 per warrant exercised.

(c)         $0.3048 per warrant exercised.

(d)         $0.3584 per warrant exercised.

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Consolidated Financial Statements

March 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

9.	CAPITAL STOCK AND RESERVES (Continued)

Agent warrants:

A continuity of the agent warrants granted for the year ended March 31, 2025 is as follows:

Expiry Date	Exercise Price		Balance March 31, 2024	Granted	Exercised	Expired		Balance March 31, 2025

July 19, 2024		$10.00	5,765	-	-	(5,765	)*	-
March 13, 2026		$3.40	3,274	-	-	-		3,274
April 29, 2026		$3.40	-	51	-	-		51
November 14, 2026		$3.00	-	162,730	-	-		162,730	(1)
August 21, 2028	$	USD 6.25	40,000	-	-	-		40,000

Total			49,039	162,781	-	-		206,055

Weighted average exercise price			$6.50	$3.00	$-	$-		$4.19

Weighted average remaining life (years)			2.94					1.96

(1)          130,184 exercised subsequently

* 5,765 agent warrants expired, resulting in an allocation of share-based reserves of $22,001 to deficit.

A continuity of the agent warrants granted for the year ended March 31, 2024 is as follows:

Expiry Date	Exercise Price		Balance March 31, 2023	Granted		Exercised	Cancelled / Expired	Balance March 31, 2024

August 19, 2024		$10.00	5,765		-	-	-	5,765
March 13, 2026		$3.40	-		3,274	-	-	3,274
August 21, 2028	$	USD 6.25	-		40,000	-	-	40,000

Total			5,765		43,274	-	-	49,039

Weighted average exercise price			$10.00	$ $	USD 6.25 CAD 3.40	$-	$-	$6.50

Weighted average remaining life (years)			1.13					2.94

A continuity of the agent warrants granted for the year ended March 31, 2023 is as follows:

Expiry Date	Exercise Price	Balance March 31, 2023	Granted	Exercised	Cancelled / Expired	Balance March 31, 2023

August 19, 2024	$10.00	-	5,765	-	-	5,765

Total		-	5,765	-	-	5,765

Weighted average exercise price		$-	$10.00	$-	$-	$10.00

Weighted average remaining life (years)						1.13

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Consolidated Financial Statements

March 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

9.	CAPITAL STOCK AND RESERVES (Continued)

Agent warrants (continued):

Agent purchase warrants outstanding as at March 31, 2025 are as follows:

Issue Date	Number of warrants	Exercise price	Expiry Date

March 13, 2024	3,274	$3.40	March 13, 2026
April 29, 2024	51	$3.00	April 29, 2026
November 14, 2024	162,730	$3.00	November 14, 2026
August 21, 2023	40,000	$6.25USD	August 21, 2028
	206,055

The fair value of agent warrants was calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the year ended March 31, 2025	For the year ended March 31, 2024	For the year ended March 31, 2023

Fair value per agent warrants	$1.24	$7.95	$3.81
Exercise price	$3.00	$8.09	$10.00
Expected life (years)	2.00	4.78	2.00
Interest rate	3.18%	4.09%	3.30%
Annualized volatility	85.95%	113%	120%
Dividend yield	0.00%	0.00%	0.00%

10.	RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers and companies controlled by them. The remuneration that was paid or accrued to the directors and other members of key management personnel during the years ended March 31, 2025, 2024 and 2023 was as follows:

	Management fees	Investor relation fees	Consulting fees	Share-based payments	Total

Year ended March 31, 2025
Current and former directors, officers and companies controlled by them	$808,550	$-	$-	$634,830	$1,443,380

Year ended March 31, 2024
Current and former directors, officers and companies controlled by them	$754,542	$-	$-	$717,725	$1,472,267

Year ended March 31, 2023
Current and former directors, officers and companies controlled by them	$381,819	$66,530	$65,000	$804,016	$1,317,365

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Consolidated Financial Statements

March 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

10.	RELATED PARTY TRANSACTIONS (Continued)

Additionally, please refer to Notes 5 and 8 on the long-term related party promissory note and short-term related party loan payable.

During the year ended March 31, 2025, the Company issued 1,369,810 common shares to Denison pursuant to the option agreement. Please refer to Notes 6 and 9. No other fee was paid or accrued to Denison during the year ended March 31, 2025.

The amounts due to/from related parties included in accounts receivable, and accounts payable and accrued liabilities, are unsecured, non-interest bearing, and have no specific terms of repayment, and are as follows:

	March 31, 2025	March 31, 2024

Current and former directors, officers and companies controlled by them	$135,411	$86,980
Due from Rio Grande, a company related by virtue of a common officer	$68,825	$-

11.	SEGMENTED INFORMATION

The Company primarily operates in one reportable operating segment, being the acquisition and exploration of exploration and evaluation assets. Geographic information is as follows:

	March 31, 2025	March 31, 2024

Exploration and evaluation assets:
Canada	$21,324,785	$13,336,387
United States	-	1,758,026

	$21,324,785	$15,094,413

12.	FINANCIAL RISK MANAGEMENT

Capital management

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern. In the management of capital, the Company monitors its adjusted capital which comprises all components of equity (i.e., capital stock, reserves and deficit).

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue common shares through private placements. The Company is not exposed to any externally imposed capital requirements. The Company’s overall strategy remains unchanged from the year ended March 31, 2024.

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Consolidated Financial Statements

March 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

12.	FINANCIAL RISK MANAGEMENT (Continued)

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

The fair value of the Company’s marketable securities and derivative liability were calculated using Level 1 inputs.

The carrying value of cash, receivables, accounts payable and accrued liabilities, and short-term loans payable approximate their fair value because of the short-term nature of these instruments.

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

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2025, the Company had a cash balance of $5,005,346 (2024 - $998,262) to settle current liabilities of $3,248,777 (2024 - $3,389,320). All of the Company’s financial liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company is exposed to liquidity risk and is dependent on obtaining regular financings in order to continue as a going concern. Despite previous success in acquiring these financings, there is no guarantee of obtaining future financings.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Consolidated Financial Statements

March 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

12.	FINANCIAL RISK MANAGEMENT (Continued)

Financial risk factors (Continued)

Interest rate risk

The Company has cash balances and no variable interest-bearing debt. The Company’s cash does not have significant exposure to interest rate risk.

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities that are denominated in a foreign currency. There is a risk in the exchange rate of the Canadian dollar relative to the US dollar and a significant change in this rate could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. The Company does not have material net assets held in a foreign currency.

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

13.	INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of these differences are as follows:

	Year ended March 31, 2025		Year ended March 31, 2024	Year ended March 31, 2023
Income (loss) before taxes for the year		$(3,615,375)	$(4,472,170)	$956,578
Canadian federal and provincial income tax rates		27%	27%	27%
Expected income tax recovery based on above rates		(976,000)	(1,207,000)	258,000
Change in statutory, foreign tax, foreign exchange rates and other		35,000	(3,000)	2,000
Permanent difference		214,000	204,000	(29,000)
Impact of spin-out transaction		(527,000)	-	-
Impact of flow-through shares		130,000	124,000	449,000
Share issue costs		(182,000)	(129,000)	(27,000)
Adjustment to prior year’s provision versus statutory tax returns and expiry of non-capital losses		330,000	(94,000)	(108,000)
Change in unrecognized deductible temporary differences		976,000	1,105,000	(545,000)
Deferred income tax recovery	$		$-	$-

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Consolidated Financial Statements

March 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

13.	INCOME TAXES (Continued)

The Canadian income tax rate declined/increased during the year due to changes in the law that reduced/increased corporate income tax rates in Canada/British Columbia.

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	Year ended March 31, 2025	Year ended March 31, 2024
Deferred tax assets (liabilities)
Exploration and evaluation assets	$(1,257,000)	$(990,000)
Non-capital losses	1,257,000	990,000
	$-	$-

The significant components of the Company’s temporary differences and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	Year ended March 31, 2025	Expiry date range year ended March 31, 2025	Year ended March 31, 2024
Temporary differences
Share issue costs	$869,000	2046 to 2049	$489,000
Investment in associate	106,000	No expiry date	-
Allowable capital losses	-	No expiry date	3,000
Net operating losses available for future period	-	No expiry date	190,000
Non-capital losses available for future period	15,182,000	2031 to 2045	12,038,000
Canada	19,837,000	2031 to 2045	11,848,000
USA	-	No expiry date	190,000

Tax attributes are subject to review, and potential adjustment, by tax authorities.

During the year ended March 31, 2025, the Company incurred $193,262 in income tax penalties and interest for the late filing of tax returns in the United States.

14.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

During the year ended March 31, 2025, significant non-cash investing and financing transactions included:

a)	included in accounts payable and accrued liabilities was $41,995 related to exploration and evaluation assets;
b)	issued 1,836,416 common shares with a fair value of $6,866,449 for the acquisition of exploration and evaluation assets; and
c)	issued 162,781 agent warrants valued at $201,500 relating to private placements;
d)	included in prepaid deposits was $138,823 related to exploration and evaluation assets.

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Consolidated Financial Statements

March 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

14.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (Continued)

During the year ended March 31, 2024, significant non-cash investing and financing transactions included:

a)	included in accounts payable and accrued liabilities was $341,831 related to exploration and evaluation assets;
b)	issued 29,900 common shares with a fair value of $235,600 for the acquisition of exploration and evaluation assets;
c)	issued 40,000 underwriter/agent warrants valued at $270,400 for the public offering in the United States; and
d)	issued 30,900 common shares at a value of $187,872 to non-related consulting firm for services.

During the year ended March 31, 2023, significant non-cash investing and financing transactions included:

a)	included in accounts payable and accrued liabilities is $1,037,816 related to exploration and evaluation assets;
b)	included in short-term loans payable is $67,717 related to exploration and evaluation assets;
c)	issued 17,594 common shares with a fair value of $152,454 for the acquisition of exploration and evaluation assets;
d)	issuance of 13,000 common shares upon exercise of options resulting in a reallocation of share-based reserves of $78,528 from reserves to share capital;
e)	issued 20,000 common shares pursuant to PSU redemption resulting in a reallocation of share-based reserves of $355,000 from reserves to share capital;
f)	issued 5,765 share purchase finders warrants valued at $22,000;
g)	expired or forfeited 121,000 options resulting in a reallocation of share-based reserves of $891,400 from reserves to stock-based compensation;
h)	recorded a $977,532 flow through premium liability in connection with a financing (Note 9);
i)	included in long-term prepaids is $24,404 related to exploration and evaluation assets; and
j)	included in short-term loans payable is $159,778 related to settlement of accounts payable.

15.	COMMITMENTS

Flow-through expenditures

The Company has issued flow-through shares and any resulting flow-through share premium was recorded as a flow-through premium liability. The liability is subsequently reduced when the required exploration expenditures are made, and accordingly, a recovery of flow-through premium liability is then recorded in profit or loss.

During the year ended March 31, 2024, the Company raised $1,109,268 through the issuance of flow-through private placement and is committed to spend this amount on qualifying Canadian exploration expenditures by December 31, 2025. As of March 31, 2025, the Company has fulfilled $1,109,268 of the required flow-through spending obligation.

During the year ended March 31, 2025, the Company raised $7,536,379 through the issuance of flow-through and charitable flow-through private placements and is committed to spend this amount on qualifying Canadian exploration expenditures by December 31, 2025. As of March 31, 2025, the Company has fulfilled $345,079 of the required flow-through spending obligation and as such the commitment has been reduced to $7,191,300. See Note 9.

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Consolidated Financial Statements

March 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

15.	COMMITMENTS (Continued)

The flow-through premium liability is comprised of:

	March 31, 2025	March 31, 2024	March 31, 2023

Balance, opening	$11,666	$-	$-
Addition	1,900,762	20,143	977,534
Recovery of flow-through premium liability	(120,902)	(8,477)	(977,534)

Balance, closing	$1,791,526	$11,666	$-

During the year ended March 31, 2025, the Company has recognized a recovery of flow-through premium liability of $120,092 (2024 - $8,477; 2023 - $977,534) in profit or loss, respectively.

16.	LOANS PAYABLE

During the year ended March 31, 2021, the Company received a loan of $40,000 from the Canada Emergency Business Account to provide emergency support to businesses due to the impact of COVID-19. The loan is non-interest bearing until December 31, 2023, after which it will incur interest at 5% per annum. During the year ended March 31, 2024, the Company repaid $30,000 and recorded the remaining $10,000 as other income in profit and loss as the balance was forgiven.

17.	SPIN-OUT TRANSACTION

On July 29, 2024, the Company entered into an Arrangement Agreement, which was amended and restated on November 4, 2024, to spin out 100% of the shares of Sierra, into Rio Grande, by way of a plan of arrangement (the “Arrangement”). On January 31, 2025, Foremost and Rio Grande completed the spin-out transaction. Pursuant to the Arrangement Agreement, Rio Grande and Sierra were no longer wholly owned subsidiaries of the Company and were deconsolidated as of January 31, 2025.

As a condition to the completion of the Arrangement, Rio Grande issued:

i)

A $677,450 promissory note (the “Rio Grande Promissory Note”) to a related party, namely Jason Barnard and Christina Barnard, due for payment on or before November 5, 2027. The Rio Grande Promissory Note bears interest of 8.95% per annum, starting four months from the effective date of the Arrangement (the “Effective Date”). The full amount of the Rio Grande Promissory Note must be settled by Rio Grande using funds from its first and, as necessary, subsequent financing(s) following completion of the Arrangement. The Rio Grande Promissory Note is secured by a general security agreement.

ii)

A $520,000 promissory note (the “Foremost Promissory Note”) to a related party, namely Foremost, due for repayment on or before November 5, 2027. The Foremost Promissory Note bears interest of 8.95% per annum, starting four months from the Effective Date. The Foremost Promissory Note is unsecured.

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Consolidated Financial Statements

March 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

17.	SPIN-OUT TRANSACTION (Continued)

Pursuant to the terms of the Arrangement, Foremost (i) transferred to Rio Grande the right to collect receivables in respect of all amounts outstanding from Sierra to Foremost as at the Effective Date and (ii) assigned and transferred to Rio Grande all of the issued and outstanding Sierra Shares in consideration for Rio Grande issuing 25,827,349 common shares and 9,281,236 warrants with a fair value of $2,604,781 (includes 5,152,557 common shares issued to Foremost (received, Note 4).

Notwithstanding Foremost’s equity incentive plan (the “Foremost Incentive Plan”), each stock option of Foremost (the “Foremost Options”) entitling the holder thereof to acquire one Foremost Share outstanding immediately prior to the Effective Date was simultaneously surrendered and transferred by the holder thereof to Foremost in the following portions and such portions were exchanged for, as the sole consideration therefor the following consideration.

i)

0.9136 of each Foremost Option held immediately prior to the Effective Time were transferred and exchanged for one Foremost Replacement Option to acquire one Foremost Share issued in connection with the Arrangement (the “New Foremost Shares”) having an exercise price (rounded up to the nearest cent) equal to the product of the exercise price of the Foremost Option so exchanged immediately before the exchange of such Foremost Option multiplied by the fair market value of a Foremost Share determined immediately prior to this divided by the total fair market value of a new Foremost Share and the fair market value of two Rio Grande Shares determined immediately prior to the Effective Time; and

ii)

0.0864 of each Foremost Option held immediately prior to the Effective Time were transferred and exchanged for two stock options of Rio Grande (each a “Rio Grande Option”), with each whole Rio Grande Option entitling the holder thereof to acquire one Rio Grande Share having an exercise price (rounded up to the nearest cent) equal to the product of the exercise price of the Foremost Option so exchanged immediately before the exchange of such Foremost Option multiplied by the fair market value of a Rio Grande Share determined immediately prior to this divided by the total of the fair market value of a new Foremost Share and the fair market value of two Rio Grande Shares at the Effective Time.

Upon modification of the Company’s options the Company recorded $13,200 of stock-based compensation (Note 9).

Notwithstanding the Foremost Incentive Plan, each restricted share unit of Foremost RSU (each a “Foremost RSU”) to acquire one Foremost Share outstanding immediately prior to the Effective Date was simultaneously surrendered and transferred by the Foremost RSU holder thereof to Foremost in the following portions and such portions were exchanged for, as the sole consideration therefor the following consideration:

i)

0.9136 of each Foremost RSU held by a Foremost RSU holder immediately prior to the Effective Time was transferred and exchanged for one Foremost Replacement RSU to acquire such number of new Foremost Shares and on such vesting and other conditions as set forth in the applicable award agreement in respect of such Foremost RSU; and

ii)

0.0864 of each Foremost RSU held by a Foremost RSU holder immediately prior to the Effective Time was transferred and exchanged for two RSUs of Rio Grande to acquire such number of Rio Grande Shares and on such vesting and other conditions as set forth in the applicable award agreement in respect of such Foremost RSU.

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Consolidated Financial Statements

March 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

17.	SPIN-OUT TRANSACTION (Continued)

iii)

concurrently with the exchange of the Foremost Options and Foremost RSU’s, each share purchase warrant of Foremost (each a “Foremost Warrant”) was amended to entitle the holder thereof to receive, upon due exercise thereof, for the exercise price immediately prior to the Effective Time:

iv)	one New Foremost Share for each Foremost Share that was issuable upon due exercise of the Foremost Warrant immediately prior to the Effective Time; and

v)	two Rio Grande Shares for each Foremost Share that was issuable upon due exercise of the Foremost Warrant immediately prior to the Effective Time,

Additionally, Foremost and Rio Grande have acknowledged and agreed that:

i)	Rio Grande shall forthwith upon receipt of written notice from Foremost from time to time issue, as directed by Foremost, that number of Rio Grande Shares as may be required to satisfy the foregoing;

ii)

Foremost shall, as agent for Rio Grande, collect and pay to Rio Grande an amount for each two Rio Grande Shares so issued that is equal to the exercise price under the Foremost Warrant multiplied by the fair market value of two Rio Grande Shares at the Effective Time divided by the total fair market value of a Foremost Share and two Rio Grande Shares at the Effective Time; and

iii)

the terms and conditions applicable to the Foremost Warrants, immediately after the Effective Time, otherwise remain unchanged from the terms and conditions of the Foremost Warrants as they existed immediately before the Effective Time.

The value of the net assets transferred to Rio Grande on January 31, 2025, pursuant to the Arrangement, consisted of the following assets:

Carrying value of net assets	$212,967
Fair value of net assets transferred	2,604,781

Gain on spin-out	$2,391,814	*

*During the year ended March 31, 2025, the Company recognized $1,914,814 of the gain on spin-out and deferred $477,000 until realized.

In accordance with IFRIC 17, Distribution of Non-cash Assets to Owners, the Company recognized the transfer of net assets to Rio Grande shareholders at fair value with the difference between that value and the carrying amount of the net assets recognized in the consolidated statement of (loss) income and comprehensive (loss) income. The fair value of net assets transferred was based on the expected market value of a Rio Grande share of $0.095 per share.

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Consolidated Financial Statements

March 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

18.	CONTINGENCIES

On June 3, 2025, the Company was served a statement of claim filed with the Ontario Superior Court of Justice by a former officer with respect to termination of his employment with the Company in 2022 and alleging wrongful dismissal.  The claim seeks unspecified damages.

The Company has made an assessment on the validity of the claims and, at this time, the probability and amounts of any potential loss resulting from such claims is not determinable and no amounts have been accrued for any potential liability resulting from this in these consolidated financial statements.

The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. The Company assesses our potential liability by analyzing our litigation and regulatory matters using available information. The Company develops our views on estimated losses in consultation with outside counsel handling our defense in these matters, which involves an analysis of potential results, assuming a combination of litigation and settlement strategies. Should developments in any of these matters cause a change in our determination as to an unfavorable outcome and result in the need to recognize a material accrual or should any of these matters result in a final adverse judgment or be settled for significant amounts, they could have a material adverse effect on our results of operations, cash flows and financial position in the period or periods in which such change in determination, judgment or settlement occurs.

19.	SUBSEQUENT EVENTS

Subsequent to year ended March 31, 2025 the Company:

i)            issued 31,250 common shares to a non-related consulting firm for services. The common shares were subsequently returned and cancelled.

ii)          initiated a warrant incentive program, reducing the exercise price of 487,848 warrants from $4.00 to $1.75 until June 5, 2025.  As an incentive, upon exercise, the holder will receive an incentive warrant exercisable at $2.20 for one year from the date of issuance. 480,494 warrants were exercised subsequent to year end leaving 7,354 of the original warrants exercisable at $4.00 through March 13, 2026. The following replacement warrants were issued.

Expiry Date	Exercise Price	Issued

May 6, 2026	$2.20	48,784
May 20, 2026	$2.20	170,000
May 22, 2026	$2.20	40,883
May 23, 2026	$2.20	19,971
May 26, 2026	$2.20	2,945
May 27, 2026	$2.20	150,000
June 4, 2026	$2.20	47,911
Total		480,494