Form 20-F
period 2026-03-31
Foremost Clean Energy Ltd.
filed 2026-06-30
CIK 1935418

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 16,280,580 Common Shares, no par value per share, as of March 31, 2026.

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
Year Ended March 31, 2026

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

Solely for the convenience of the reader, this Annual Report on Form 20-F contains translations of certain Canadian dollar amounts into U.S. dollars at specified rates. Except as otherwise stated in this Annual Report on Form 20-F, all translations from Canadian dollar to U.S. dollars are based on the closing rate of $1.3939 per US$1.00 for cable transfers of Canadian dollars, as certified by Bank of Canada on March 31, 2026. The noon buying rate for Canadian dollar was $1.3939 per US$1.00. No representation is made that such Canadian dollar amounts referred to in this Annual Report on Form 20-F could have been or could be converted into U.S. dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

The audited consolidated financial statements and notes thereto as of and for fiscal 2026, 2025 and 2024 included elsewhere in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards, or IFRS. Our fiscal year end is March 31.

FORWARD-LOOKING STATEMENTS

This Annual Report contains many statements that are “forward-looking” and uses forward-looking terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “ought to,” “plan,” “possible,” “potentially,” “predicts,” “project,” “should,” “will,” “would,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date of this Annual Report, any or all of those assumptions could prove to be inaccurate. As a result, the forward-looking statements based on those assumptions could also be incorrect. The forward-looking statements in this Annual Report include, without limitation, statements relating to:

●	our goals and strategies;

●	expectations regarding revenue, expenses and operations;

●	our having sufficient working capital and ability to secure additional funding necessary for the continued exploration of our property interests;

●	expectations regarding the potential mineralization, geological merit and economic feasibility of our projects;

●	expectations regarding exploration results at our Athabasca Uranium Properties and our Lithium Lane Properties (as defined herein);

●	mineral exploration and exploration program cost estimates;

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

The forward-looking statements included in this Annual Report are subject to known and unknown risks, uncertainties and assumptions about our business and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors, some of which are described under the headings “Risk Factors”, “Operating and Financial Review and Prospects,” “Information on our Company” and elsewhere in this Annual Report. Such described risks and uncertainties are not exhaustive. Other sections of this Annual Report include additional factors which could adversely impact our business and financial performance. The forward-looking statements contained in this Annual Report speak only as of the date of this Annual Report or, if obtained from third-party studies or reports, the date of the corresponding study or report, and are expressly qualified in their entirety by the cautionary statements in this Annual Report. Since we operate in an emerging and evolving environment and new risk factors and uncertainties emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as otherwise required by the securities laws of the United States, we undertake no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.

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

If we do not make all of the property payments under the terms of our option agreements or incur the required expenditures in accordance with our option agreements we will lose our option to acquire our properties and may not be able to continue to execute our business objectives if we are unable to find an alternate exploration interest. Since our payment obligations are non-refundable, if we do not make any payments, we will lose any payments previously made and all our rights to our properties. There can be no guarantee that we will always be able to make our required option payments or that even if we make those payments that we will derive the benefits of the property that we anticipate.

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

We have limited assets upon which to commence our business operations and to rely otherwise. As of March 31, 2026, we had cash of $6,342,205 (US$4,549,971) and during the years ended March 31, 2026 and 2025, we had a net loss of $6,898,108 (US$4,948,783) and $3,615,375 (US$2,598,559), we will need to seek additional funds in the future through equity or debt financings or strategic transactions. Additional funding will be needed to implement our business plan and its related expenses, including our mining exploration programs, employee salaries, and legal, general and administrative, marketing, and other business expenses. Obtaining additional funding will be subject to various factors, including general market conditions, investor acceptance of our business plan and ongoing results from our exploration efforts. These financings could result in substantial dilution to the holders of our common shares or require contractual or other restrictions on our operations or on alternatives that may be available to us. If we raise additional funds by issuing debt securities, these debt securities could impose significant restrictions on our operations. Any such required financing may not be available in amounts or on terms acceptable to us, and the failure to procure such required financing could have a material and adverse effect on our business, financial condition, and results of operations, or threaten our ability to continue as a going concern.

The exploration activities of the Company may require substantial additional financing.

Our exploration activities may require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration and development of any of our properties. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financings will be favourable to us. In addition, low commodity prices or other market conditions in the mining exploration sector may affect our ability to obtain financing.

If we do not have, or are not able to obtain, sufficient funds, we may be required to delay further exploration, development, or commercialization of any estimated mineral resources, if and when identified and/or verified. Any of these factors could have a material and adverse effect on your investment in the Company and/or our business, financial condition, and results of operations, or threaten our ability to continue as a going concern.

We might not succeed in our strategies for investments, acquisitions, dispositions, and other strategic transactions.

From time to time, we consider acquiring or investing in businesses or properties or undertaking other strategic transactions. We expect to continue to seek acquisition, investment, and other strategic opportunities that we believe will increase long-term shareholder value, but we may not successfully identify potential acquisition or investment opportunities, identify suitable counterparties willing to transact with us, or consummate the purchase of businesses, properties or other strategic transactions at acceptable prices and terms. Acquisitions, investments and other transactions involve risks and uncertainties, including the potential to pay more than a property owner or business is ultimately determined to be worth; potential difficulties integrating properties and personnel; if applicable, difficulties in obtaining governmental approvals; the possible loss of key employees; implementing and maintaining consistent public company standards, controls, procedures, policies, and information systems; exposure to unknown liabilities; possible business disruption; and possible management distraction or departure. Whether or not completed, the evaluation, negotiation, announcement, or pursuit of any such transactions may involve significant costs, management distraction, disruption to our business relationships, employee uncertainty, and litigation risk.

Our consolidated financial statements have been prepared on a going concern basis and our financial status creates a doubt about whether we will continue as a going concern.

Our consolidated financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. Our future operations are dependent upon the identification and successful completion of equity or debt financing and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that we will be successful in completing an equity or debt financing or in achieving profitability. The consolidated financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should we be unable to continue as a going concern.

Our business is subject to operational risks that are generally outside of our control and could adversely affect our business.

Mineral exploration sites, like the sites where our Athabasca Uranium Properties and our Lithium Lane Properties are located, by their nature are subject to many operational risks and factors that are generally outside of our control and could adversely affect our business, operating results, and cash flows. These operational risks and factors include the following:

●	uncertainty of exploration and development;

●	unanticipated ground and water conditions;

●	adjacent land ownership including claims from indigenous groups that results in constraints on current or future operations;

●	geological problems, including wildfires, flooding and other natural disasters;

●	the occurrence of unusual weather or operating conditions and other force majeure events;

●	accidents;

●	delays in the receipt of or failure to receive necessary government permits;

●	the results of litigation;

●	delays in transportation;

●	interruption of energy supply;

●	labor disputes or labor shortages;

●	inability to obtain satisfactory insurance coverage; and

●	the failure of equipment or processes to operate in accordance with specifications or expectations.

The occurrence of any of these events could have a material adverse effect on our business, financial condition, results of operations and prospects. Further, although we have adequate coverage for our employees and ensure that all our vendors, consultants and suppliers have adequate coverage for their employees, we are required by law to compensate employees for work-related injuries and failure to make adequate provisions for our workers’ compensation liabilities could harm our future operating results.  Any one or more of these factors or other risks could cause us not to realize the anticipated benefits from our properties and could have a material adverse effect on our financial condition.

Our mineral resources described in our most recent S-K 1300 compliant inferred mineral resource report are only estimates and no assurance can be given that the anticipated tonnages and grades will be achieved, or that the indicated level of recovery will be realized.

We intend to continue exploration on our properties, and we may or may not acquire additional interests in other mineral properties. The search for mineral deposits as a business is extremely risky. We can provide investors with no assurance that exploration on our current properties, or any other property that we may acquire, will establish that any commercially exploitable quantities of mineral deposits exist. Additional potential problems may prevent us from discovering any mineral deposits. These potential problems include unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. If we are unable to establish the presence of viable uranium or lithium mineral deposits on our properties, our ability to fund future exploration activities will be impeded, we will not be able to operate profitably, and investors may lose all their investment in our company. Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which we have a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration and development, any of which could result in work stoppages, damage to property, and possible environmental damage. None of the properties we have an interest in have a known body of commercial ore. Development of the Company's mineral properties can only follow upon obtaining satisfactory exploration results, and only if the Company is able to finance such development. Mineral exploration and development involve a high degree of risk and few properties that are explored are ultimately developed into producing mines.

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

In general, where coverage is available and not prohibitively expensive relative to the perceived risk, we maintain insurance against such risk, subject to exclusions and limitations. We currently maintain insurance against certain risks including securities and general commercial liability claims and certain physical assets used in our operations, subject to exclusions and limitations; however, we do not maintain insurance to cover all the potential risks and hazards associated with our operations. We may be subject to liability for environmental, pollution or other hazards associated with our exploration activities, which we may not be insured against, which may exceed the limits of our insurance coverage or which we may elect not to insure against because of high premiums or other reasons. Furthermore, we cannot provide assurance that any insurance coverage we currently have will continue to be available at reasonable premiums or that such insurance will adequately cover any resulting liability.

Infrastructure required to carry on our business may be affected by unusual or infrequent weather phenomena, sabotage, or other interference in the maintenance or provision of such infrastructure.

Exploitation of our Properties will depend to a significant degree on adequate infrastructure. While developing our expected operations, assuming our exploration efforts will be successful, we may need to construct and support the construction of infrastructure, which includes water supplies, power, transport and logistics services, all of which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, or other interference in the maintenance or provision of such infrastructure or any failure or unavailability in such infrastructure could materially adversely affect our operations, financial condition, and results of operations.

We may not be able to obtain or renew licenses or permits that are necessary for our operations.

In the ordinary course of business, we will be required to obtain and renew governmental licenses or permits for our operations. Obtaining or renewing the necessary governmental licenses or permits is a complex and time-consuming process involving costly undertakings on the part of our company. The duration and success of our efforts to obtain and renew licenses or permits are contingent upon many variables not within our control, including the interpretation of applicable requirements implemented by the licensing and/or permitting authorities. We may not be able to obtain or renew licenses or permits that are necessary to our operations, including, without limitation, an exploitation license, or the cost to obtain or renew licenses or permits may exceed what we believe we can recover from the Properties. Any unexpected delays or costs associated with the licensing or permitting process could delay the development or impede the operation of a mine, which could adversely impact our operations and profitability.

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

We believe we have taken reasonable steps to ensure proper title to both the Athabasca Uranium Properties and the Lithium Lane Properties. However, there can be no guarantee that our interest in our properties are free from any title defects, as title to mineral rights involves certain intrinsic risks due to the potential problems arising from the unclear conveyance history characteristic of many mining projects. There is also the risk that material contracts between us and relevant government authorities will be substantially modified to the detriment of us or be revoked. There can be no assurance that our rights and title interests will not be challenged or impugned by third parties.

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

Our mining-related operations are subject to various laws and regulations governing exploration, development, production, taxes, labor standards and occupational health, protection of endangered and protected species, toxic substances and explosives use, reclamation, exports, price controls, waste disposal and use, water use, forestry, Indigenous land claims, and other matters. This includes periodic review and inspection of the Lithium Lane Properties and the Athabasca Uranium Properties that may be conducted by applicable regulatory authorities.

Although the exploration activities on the Lithium Lane Properties and the Athabasca Uranium Properties have been and, we expect, will continue to be carried out in accordance with all applicable laws and regulations, there is no guarantee that new laws and regulations will not be enacted or that existing laws and regulations will not be applied in a way which could limit or curtail exploration or in the future, production. New laws and regulations or amendments to current laws and regulations governing the operations and activities of mining or more stringent implementation of existing laws and regulations could have a material adverse effect on us and cause increases in capital expenditures costs, or reduction in levels of exploration, development and/or production.

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

Our operations are subject to foreign currency fluctuations. We expect equity and other financings may be conducted in U.S. dollars, while our operating expenses and cash balances expenses are measured in Canadian dollars. The fluctuation of the Canadian dollar in relation to the U.S. dollar will consequently have an impact upon our profitability and may also affect the value of our assets and shareholders’ equity.

Our assets and operations are subject to economic, geopolitical, and other uncertainties.

Economic, geopolitical, and other uncertainties may negatively affect our business. Economic conditions globally are beyond our control. In addition, the outbreak of hostilities and armed conflicts between countries can create geopolitical uncertainties that may affect both local and global economies. Our operations may be affected in varying degrees by government regulations with respect to, but not limited to, import and export controls, tariffs, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, Indigenous land claims, and water use. Failure to comply strictly with applicable laws and regulations could result in loss or reduction of entitlements.

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

Several governments or governmental bodies have introduced or are contemplating legislative and/or regulatory changes in response to concerns about the potential impact of climate change. New legislation and increased regulation regarding climate change could potentially impose significant costs on us, and on our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs necessary to comply with such regulations. Any adopted future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Given the emotional and political significance and uncertainty surrounding the impact of climate change and how it should be dealt with, we cannot predict how legislation and regulation will ultimately affect our financial condition, operating performance, and ability to compete. Furthermore, even without such regulation, increased awareness, and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. The potential physical impacts of climate change on our operations are highly uncertain, could be particular to the geographic circumstances in areas in which we operate and may include changes in rainfall and storm patterns and intensities,  changing temperatures, wild fires and flooding. These impacts may adversely impact the cost, production, and financial performance of our operations.

As we face intense competition in the mineral exploration and exploitation industry, there can be no assurance that we will be able to compete effectively with other companies.

The mining industry and the lithium and uranium mineral exploration sectors are very competitive. Our competition is from larger, established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or a greater ability than us to withstand losses. Our competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion or efficiency of their operations than we can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and gain significant market share to our detriment.

As a result of this competition, we may have to compete for financing and be unable to acquire financing on terms we consider acceptable. We may also have to compete with the other exploration companies for the recruitment and retention of qualified managerial and technical employees. If we are unable to successfully compete for financing or for qualified employees or we may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on our business, financial condition, results of operations and prospects as well as our exploration programs may be slowed down or suspended, which may cause us to cease operations as a company.

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

Legal proceedings may arise from time to time. Such litigation may be brought from time to time in the future against us. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Other than as disclosed elsewhere in this report, we are not currently subject to material litigation, nor have we received an indication that any material claims are forthcoming. However, due to the inherent uncertainty of the litigation process, we could become involved in material legal claims or other proceedings with other parties in the future. The results of litigation or any other proceedings cannot be predicted with certainty. The cost of defending such claims may take away from management’s time and effort and if we are incapable of resolving such disputes favorably, the resultant litigation could have a material adverse impact on our financial condition, cash flow and results from operation.

Land reclamation requirements may be burdensome.

Land reclamation requirements are generally imposed on companies with mining operations or mineral exploration companies to minimize long-term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents or reasonably re-establish pre-disturbance landforms and vegetation. To carry out reclamation obligations imposed on us in connection with our exploration activities, we must allocate financial resources that might otherwise be spent on exploration programs. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.

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

Changes in policies in the United States, regulatory uncertainty, tariff threats, and trade tensions may adversely impact our cash flows and financial results.

Our business operations may be adversely affected by changes in regulatory policies stemming from the current political landscape in the United States. The ongoing polarization in U.S. politics and the shifts in leadership could lead to changes in economic policy, regulation, and public sentiment that may adversely impact our industry globally.

As such, the uncertainty surrounding the geopolitical environment, the looming threat of tariffs, and escalating trade tensions globally may hinder our ability to forecast future performance and implement strategic initiatives effectively. Despite our risk management efforts and mitigation strategies, we cannot provide any assurance that such measures will be successful in addressing or minimizing the impact of political, regulatory, and trade-related risks on our business operations and financial results.

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

Future growth may place strains on our financial, technical, operational and administrative resources and cause us to rely more on project partners and independent contractors, potentially adversely affecting our financial position and results of operations. Our ability to grow will depend on several factors, including:

●	our ability to obtain leases or options on properties;

●	our ability to identify and acquire new exploration prospects;

●	the results of our exploration programs and our ability to identify and delineate mineral deposits;

●	our ability to continue to retain and attract skilled personnel;

●	our ability to maintain or enter into new relationships with project partners and independent contractors;

●	the market price for uranium and lithium, impacting investor interest in companies exploring for such commodities; and

●	our access to capital.

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

The market price for our common shares has been and is likely to be volatile. In addition, the market price of our common shares may fluctuate significantly in response to several factors, most of which we cannot control, including:

●	actual or anticipated variations in our operating results;

●	changes in market valuations of similar companies;

●	actions or announcements by our competitors;

●	additions or departures of key personnel;

●	actions by shareholders;

●	speculation in the media, online forums, or investments community; and

●	our ability to maintain the public listing of our common shares.

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

Sales of significant amounts of common shares held by our senior officers and directors, or the prospect of these sales, could adversely affect the market price of our common shares. Management’s stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our shareholders from realizing a premium over our share price.

Our common shares may be traded infrequently and in low volumes, which may negatively affect the ability to sell shares.

Our common shares may trade infrequently and in low volumes, meaning that the number of persons interested in purchasing our common shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are a small company that is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community who can generate or influence sales volume, and that even if we came to the attention of such institutionally oriented persons, they tend to be risk-averse in this environment and would be reluctant to follow an early stage company such as ours or purchase or recommend the purchase of our shares until such time as we became more advanced. Consequently, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common shares will develop or be sustained. Due to these conditions, we can give you no assurance that you will be able to sell your shares at or near bid prices or at all if you need money or otherwise desire to liquidate your shares. Further, institutional and other investors may have investment guidelines that restrict or prohibit investing in securities traded in the over-the-counter market. These factors may have an adverse impact on the trading and price of our securities and could result in the loss by investors of all or part of their investment.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our management based on foreign laws.

We are incorporated in the Province of British Columbia, Canada under The Corporations Act (British Columbia). We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, many of our directors and executive officers and experts referenced in this report or the documents incorporated herein reside outside the United States, and a significant amount of their assets are located outside the United States. As a result, service of process upon such persons may be difficult or impossible to effect within the United States. Furthermore, because a substantial portion of our assets, and substantially all the assets of our directors and officers and the Canadian experts named herein, are located outside of the United States, any judgment obtained in the United States, including a judgment based upon the civil liability provisions of United States federal securities laws, against us or any of such persons may not be collectible within the United States. In Canada, provincial and territorial reciprocal enforcement of judgments legislation sets out the procedure for registering foreign judgments and this procedure varies depending on the province or territory of the enforcing court. If a foreign judgment originates from a jurisdiction not captured by the applicable provincial or territorial reciprocal enforcement of judgments or enforcement of foreign judgments legislation, the foreign judgment may be capable of enforcement at common law and the party seeking to enforce the foreign judgment must commence new proceedings in the domestic or enforcing court.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on  September 30, 2026.

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

We might be a “passive foreign investment company”, which may have adverse U.S. federal income tax consequences for U.S. investors.

We might be a “passive foreign investment company” (a “PFIC”) within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) for our most recently completed taxable year and based on the nature of our business, the projected composition of our gross income and the projected composition and estimated fair market values of our assets, we expect to be a PFIC for our current taxable year and may be a PFIC in subsequent tax years. If we are a PFIC for any year during a U.S. taxpayer’s holding period of common shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the common shares or any so-called “excess distribution” received on its common shares as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective QEF Election (as defined below) or a Mark-to-Market Election (as defined below). U.S. taxpayers should be aware that there can be no assurances that we will satisfy the record keeping requirements that apply to a QEF (as defined below), or that we will supply U.S. taxpayers with information that such U.S. taxpayers are required to report under the QEF rules, in the event that we are a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their common shares. A U.S. taxpayer who makes a Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We currently qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our consolidated financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

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

ITEM 4. INFORMATION ON THE COMPANY

Business Overview

4.A. History and Development of the Company

Principal Business and Corporate History

Foremost Clean Energy Ltd. (formerly Foremost Lithium Resource & Technology Ltd.) was incorporated under the British Columbia Business Corporations Act (the “BCBCA”) as FAR Resources Ltd. on July 7, 2005 (Number: BC0729352). The Company changed its name to Foremost Lithium Resource & Technology Ltd. on January 4, 2022, and later changed its name to Foremost Clean Energy Ltd. on September 30, 2024. Our mailing address is 750 West Pender Street, Suite 250 Vancouver, British Columbia V7Y 1K3 Canada. We also have a secondary Saskatchewan office located at 311 4th Ave N., Saskatoon, SK S7K 2L8 Canada. Our company email address is info@foremostcleanenergy.com. Our telephone number is (604) 330-8067.  Our principal website address is http://www.foremostcleanenergy.com.

We do not incorporate the information contained on, or accessible through, Foremost’s website into this report, and you should not consider it a part of this report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is www.sec.gov. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, N.Y. 10168.

The Company has no subsidiaries. Certain underlying royalties and a 100% ownership and an optioned interest in certain claims comprising the Winston Gold and Silver Property located in Sierra County, New Mexico, USA (the “Winston Property”), were previously held through the Company’s former wholly-owned subsidiary, Sierra Gold & Silver Ltd. (“Sierra”). On July 19, 2024, Rio Grande Resource Ltd. (“Rio Grande”) was incorporated under the laws of British Columbia solely for the purpose to effect a Plan Arrangement under the BCBCA (the “Arrangement”).   Pursuant to the Arrangement, Foremost transferred to Rio Grande all of the issued and outstanding shares of Sierra, resulting in the Winston Property being wholly-owned by Rio Grande, Sierra becoming a subsidiary of Rio Grande, and Rio Grande completing its own public listing of its shares in Canada. The Arrangement was completed on January 31, 2025 (the “Effective Date”).

Our focus and mission is to continue active exploration and development on our promising, yet underdeveloped,  land package located in the mining friendly Canadian provinces of Saskatchewan and Manitoba. Our objective is to make significant discoveries of uranium and lithium through systematic exploration programs. This focus on uranium and lithium aims to support the clean energy transition, with a goal of discovering, developing, and providing critical materials for nuclear power and battery technology. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the clean energy mix of the future.

Our uranium projects, located in northern Athabasca Basin in Saskatchewan, Canada include properties that host high-grade mineralization alongside or within historical high-grade uranium trends, as well as greenfield properties, near virgin territories with meaningful exploration potential. These properties are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. Our Lithium Lane Properties are located in Manitoba near access to the Hudson Bay Railway and the Port of Churchill. We aim to supply lithium processed exclusively with the benefit of renewable energy produced from fully sustainable, local sources in Manitoba.  Across our operations, we are committed to the environment, corporate social responsibility, and sustainability.

Our Claims History

We are an exploration stage company with properties located in Saskatchewan, and Manitoba, Canada. Foremost’s “Athabasca Uranium Properties” are comprised of an aggregate of 45 claims on properties known as the Blackwing, Murphy Lake South (crab claw), GR, CLK, Torwalt Lake, Turkey Lake, Epp Lake, Marten, Wolverine, and Hatchet Lake properties located in the Athabasca Basin of Saskatchewan, covering in the aggregate 331,880 acres (134,307 hectares). Foremost’s “Lithium Lane Properties” are comprised of an aggregate of 78 mineral claims on properties known as the Zoro, Jean Lake, Grass River, and Peg North properties located in the Snow Lake region of Manitoba, covering over 43,000 acres (17,500 hectares).  Foremost also holds some additional properties, including its interest in the Jol Property, a small 25 acre claim in Manitoba.

The Athabasca Uranium Properties

On September 24, 2024, we entered into an option agreement with Denison Mines Corp. (“Denison”) to acquire a majority interest in a portfolio of 10 uranium exploration properties spanning over 330,000 acres (134,307 hectares) in the Athabasca Basin, Saskatchewan. Under the agreement, we may earn up to a 70% interest in all such properties except Hatchet Lake, which is subject to a current joint venture with a third party and in which Foremost can acquire up to a 51% interest in the Hatchet Lake joint venture, representing approximately 70% of Denison’s current ownership.

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

On August 4, 2016, we entered into an option agreement with Strider Resources Limited (“Strider”) granting us the option to acquire an undivided 100% interest in the option agreement for three additional claims in all lithium-bearing pegmatite dykes along a 350-metre-wide strip subject to a 2% net smelter return royalty (“NSR”). The optioned interest did not include any interest in and to any mineral not contained within or immediately adjacent to or contiguous with the lithium-bearing pegmatite dykes. On September 13, 2019, we completed the purchase agreement by paying $250,000 in cash and by issuing $250,000 worth in shares (54,494 common shares). Pursuant to the option agreement, we retained the right to repurchase one-half of the 2% NSR for $1,000,000 at any time prior to commercial production.

On September 20, 2017, we entered into a second option agreement with Strider (the “Green Bay Agreement”), granting us the option to acquire an undivided 100% interest in all lithium-bearing pegmatite dykes on 10 more claims subject to a 2% NSR. The optioned interest did not include any interest in nor any mineral contained within or immediately adjacent to or contiguous with the lithium-bearing pegmatite dykes. On August 19, 2019, we announced that they exercised their option resulting in 100% interest paying a total of $250,000 in cash and by issuing $250,000 worth in shares (52,656 common shares issued) and by incurring $1,000,000 in exploration expenditures. Pursuant to the Green Bay Agreement, we retained the right to repurchase one-half of the 2% NSR for $1,000,000 at any time prior to commercial production. Finally, we acquired two more claims upon mutual agreement by both parties, which claims were added to the Green Bay Agreement. The two additional claims were staked by Strider on December 2017, as they were within a 2 km area of influence and were then registered with the Manitoba Mines Branch on January 10, 2018. The optioned interest provides indirect interest in and to all lithium bearing pegmatite dykes contained in, on or under the property and including, without limitation, all related commercial pegmatite minerals. The option interest does not include any interest in gold and other precious metals or minerals or ore containing same, base metals or minerals or ore containing same, diamonds, garnets, amphiboles, and talc in or on the property.

Jean Lake Property

On July 30, 2021, we entered into an option agreement with Mount Morgan Resources Ltd. (“Mount Morgan”) whereby Mount Morgan granted us the sole and exclusive right and option (the “Jean Lake Option”) to acquire an undivided 100% interest in and to this 5-claim property.  On July 16, 2025 we announced that we had earned a 100% interest in the Jean Lake Property by paying $250,000 in cash and by issuing $250,000 in shares (47,299 shares issued) and incurring $500,000 in exploration expenditures. The property agreement is subject to a 2% NSR. The Company can acquire an undivided 50% interest in the NSR, being one-half of the NSR or a 1% NSR, by making a $1,000,000 cash payment to Mount Morgan, together with all accrued but unpaid NSR’s at the time, prior to the commencement of commercial production on the property.

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

Peg North Property

On June 28, 2022, we entered into an agreement (the “Peg North Agreement”) with Strider, acquiring an option to purchase a 100% interest (the “Peg North Option”) in the Peg North Property in consideration of cash and shares for the First Option over a five year period. The Peg North Property hosts an abundance of pegmatite dykes and captures the Northern extension of the Crowduck Bay fault. In addition, provided that the First Option has been exercised, we may purchase from Strider one half (1%) of the NSR Strider retains for a cash payment of $1.5 million (the “Second Option”). In order to exercise the Peg North Option and acquire a 100% interest in the Peg North Property, we must also spend a total of $3.0 million on exploration expenditures over the five-year option period to receive 100% interest in the Peg North Property.

Jol Property

On July 12, 2022, we acquired 100% interest in and to those certain undersurface mineral rights comprising Manitoba Mineral Disposition No. MB3530 from Mae De Graf (the “MB3530 Property”) by paying $8,000 cash and issuing $2,454 worth in shares (364 common shares). The MB3530 Property is subject to a 2% NSR.

Lac Simard South Property

In May 2023, we gained 100% interest in Lac Simard South Property, located in the Province of Quebec, amending a property acquisition agreement to purchase 100% interest in and to those certain undersurface mineral rights comprising a total of 60 claims, covering 8,612 acres (3,485 hectares). We closed the property acquisition agreement in September 2023, by paying an arm’s length vendors $41,533 cash and issuing $85,600 worth in shares (10,700 common shares).   We staked an additional 20 mineral claims on Lac Simard South Property contiguous to the 60 claims, after which the final aggregate land size of the 80 claims was 11,482 acres (4,647 hectares).

In February and March 2026, we allowed all the claims to lapse and, as a result, wrote off the Lac Simard South property during the year ended March 31, 2026.

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

Recent policy tailwinds have intensified this dynamic. In the United States, landmark bipartisan legislation and Executive Orders have established a national objective to quadruple nuclear energy capacity by 2050, underscoring uranium's role in both national security and clean energy. According to the World Nuclear Association, 33 countries have now pledged to at least triple their nuclear capacity by 2050, a goal supported by over 140 industry companies and 16 of the world's largest banks. This policy support arrives as the global uranium market faces a generational supply deficit, with UxC projecting a cumulative shortfall of over 344 million pounds U3O8 by 2035. In this environment, new, high-grade discoveries are not just valuable but urgently needed to secure reactor fuel supplies for the decades ahead.

In the lithium market, fundamentals are also strengthening. According to S&P Global Energy CERA's December 2025 report, the global surplus of lithium chemicals is projected to narrow in 2026, with consumption forecast to rise 13.5% year-over-year to 1.48 million metric tons of lithium carbonate equivalent (LCE), while supply is expected to increase 9.9% to 1.58 million mt LCE. While growth in the passenger electric vehicle segment moderates as markets mature, the battery energy storage system (BESS) market is emerging as a powerful new demand driver. Industry experts widely expect China's BESS sector to grow approximately 40%-60% in 2026, with its share of total battery production expected to rise further. Meanwhile, the electric heavy-duty truck segment is surging—data from Green Heavy Truck shows China's electric heavy truck sales reached 183,370 units over January-November 2025, up 190.6% compared to the same period in the prior year, supporting lithium demand due to higher battery capacity per unit.

The current geopolitical landscape adds another layer of urgency for clean energy. The ongoing conflict with Iran which started at the end of February 2026, has introduced significant uncertainty to global oil markets, with gas prices spiking over 14% in a single week in March 2026. Historically, such volatility drives consumers toward electrified vehicles as a hedge against fuel costs. Additionally, persistent war could affect electricity bills in the future.

We have strategically positioned the Company in regions with high potential for lithium and uranium exploration. With our Lithium Lane Properties in Manitoba and an option agreement to acquire up to 70% of Denison’s interest in 10 uranium exploration properties in Saskatchewan’s Athabasca Basin, a region known for its high-grade uranium deposits and established mining infrastructure, these converging trends create a uniquely favorable operating environment. The structural supply deficits in both uranium and lithium markets mean that new discoveries will be met with immediate and urgent demand from utilities, reactor operators, and battery manufacturers.

Our optioned uranium portfolio is comprised of 45 claims across approximately 331,880 acres (134,307 hectares) surrounding and near large high-grade uranium operations, including the McArthur River and Cigar Lake mines. Furthermore, they are adjacent to the Wollaston-Mudjatik Transition Zone (WMTZ), which hosts current producing uranium mines and mills in the Athabasca Basin. The properties range from grassroots exploration projects to those with significant historical exploration data and drill-ready targets, positioned to capitalize on this growing demand.

Our lithium portfolio in Manitoba is comprised of 78 discrete mining claims covering over 43,000 acres (17,500 hectares) primed for lithium exploration, situated amongst favorable geological formations that are conducive to high-quality lithium extraction.

As global demand for clean energy solutions accelerates, driven by the electrification of industries and the increasing reliance on renewable energy sources, Foremost is well positioned with its dual focus on lithium and uranium. Our exploration efforts, combined with our commitment to sustainable exploration practices, ensures that we are not only positioned to capitalize on the energy transition.

Uranium Industry and Market

The increasing global focus on energy security, electrification and decarbonization has renewed interest in nuclear power as a source of reliable, low-carbon electricity generation. Nuclear power is considered an important component of many countries’ long-term energy transition strategies because it can provide continuous baseload electricity generation with comparatively low lifecycle greenhouse gas emissions relative to many fossil fuel sources. As a result, governments, utilities and energy-intensive industries have increasingly evaluated the role of nuclear energy in supporting long-term electricity demand growth and emissions reduction objectives.

At the 2023 United Nations Climate Change Conference (“COP28”), more than 20 countries pledged to work toward tripling global nuclear energy capacity by 2050 as part of broader climate and energy security initiatives. Since that time, additional countries have joined the declaration. According to the World Nuclear Association (“WNA”), as of April 2026 there were approximately 438 operable nuclear reactors worldwide and 79 reactors under construction. The WNA has also reported that global uranium requirements are expected to increase over the long term as new reactors are commissioned, existing reactors undergo life extensions and additional countries pursue nuclear energy programs.

Uranium Supply, Demand and Market Conditions

The global uranium market has experienced significant changes over the past decade as a result of reactor shutdowns and restarts, evolving government energy policies, production curtailments, geopolitical developments and changing utility procurement strategies. Following an extended period of depressed uranium prices after the Fukushima accident in 2011, industry participants reduced exploration expenditures, deferred development projects and, in certain cases, curtailed or suspended mine production.

In recent years, renewed interest in nuclear energy, together with reactor life extensions, new reactor construction and long-term energy security initiatives, has contributed to increased attention on future uranium supply requirements. According to the World Nuclear Association (“WNA”) Nuclear Fuel Report and other industry sources, existing uranium production may be insufficient over the long term to satisfy projected reactor requirements without the development of additional uranium mining projects, production restarts and investment in new supply sources.

Market participants have also noted reduced secondary uranium supply sources in recent years, including inventories, underfeeding and certain government-related material sources, which historically supplemented primary mine production. In addition, financial entities and investment vehicles that purchase and hold physical uranium have, at times, affected market liquidity and uranium purchasing activity.

Uranium pricing has historically been volatile and influenced by a variety of factors, including utility contracting activity, production disruptions, geopolitical developments, inventory levels, financial market participation and broader energy market conditions. Following multi-year lows reached in 2016, uranium prices increased significantly through 2023 and early 2024 amid improving nuclear energy sentiment, production discipline among major producers, supply chain concerns and increasing expectations for future uranium demand growth. Although uranium prices declined from peak levels reached in early 2024, market conditions have continued to reflect heightened attention on long-term supply availability and fuel security.

The uranium market remains subject to significant volatility and uncertainty. Future uranium supply and pricing may be influenced by numerous factors, including uranium prices, mine development timelines, permitting and regulatory approvals, geopolitical developments, conversion and enrichment capacity constraints, utility contracting activity and broader global energy market conditions.

Figure 1. Projected Global Uranium Requirements (World Nuclear Fuel Report 2025)

Figure 2. Uranium Spot and Long Term Prices (Cameco, April 2026)

The Emerging Role of Small Modular Reactors (“SMRs”)

Small modular reactors (“SMRs”) are being developed as an alternative nuclear generation technology intended to provide greater deployment flexibility relative to conventional large-scale nuclear reactors. SMRs are generally designed to have generating capacities of up to approximately 300 megawatts electric (“MW(e)”) per unit, although designs and capacities vary by developer and technology platform. Governments and utilities in several jurisdictions, including Canada, the United States and the United Kingdom, have continued to evaluate SMRs as part of long-term energy security and decarbonization strategies.

According to the World Nuclear Association and other industry sources, SMRs may offer several potential advantages relative to conventional nuclear reactors, including:

1.

Lower Initial Capital Requirements: Due to their smaller size and modular design, SMRs may require lower upfront capital investment on a per-unit basis than traditional large-scale reactors. Certain developers are also pursuing factory-based manufacturing approaches intended to improve construction efficiency and reduce project execution risk.

2.

Modular and Flexible Deployment: SMRs are intended to support incremental capacity additions and may be suitable for deployment in remote regions, industrial applications and locations with existing energy infrastructure, including former coal-fired generating sites.

3.

Potentially Shorter Construction Timelines: Certain SMR designs are intended to reduce construction timelines relative to conventional nuclear facilities through standardized designs and modular assembly techniques. However, commercial deployment timelines remain uncertain and may vary significantly depending on regulatory approvals, supply chain development, financing and construction execution.

4.

Enhanced Safety Features: Many SMR designs incorporate passive safety systems and simplified engineering approaches intended to improve operational safety and reduce reliance on active cooling systems.

Despite growing interest in SMR technologies, the sector remains in the early stages of commercialization. The timing and scale of future SMR deployment will depend on a range of factors, including regulatory licensing, capital availability, fuel supply, public acceptance, construction economics and broader electricity market conditions.

Geopolitical Factors Affecting the Uranium Market

Geopolitical developments continue to influence global uranium markets and nuclear fuel supply chains. Uranium production and conversion capacity are concentrated in a limited number of jurisdictions, and political instability, trade restrictions, sanctions and changes in government policy may affect the availability, transportation and pricing of uranium and related nuclear fuel products.

In recent years, governments in North America and Europe have increasingly emphasized energy security and supply chain diversification, particularly with respect to uranium conversion and enrichment services historically supplied by Russian entities. In 2024, the United States enacted the Prohibiting Russian Uranium Imports Act, which restricts imports of certain Russian uranium products, while additional policy initiatives have sought to support the development of domestic nuclear fuel cycle capabilities and broader western supply chain resilience.

Political instability in certain uranium-producing jurisdictions has also contributed to market uncertainty. For example, political developments in Niger during 2023 increased concerns regarding the reliability of uranium supply from portions of West Africa. In addition, ongoing geopolitical tensions and evolving trade relationships may continue to affect uranium procurement strategies, utility contracting behavior and broader nuclear fuel market dynamics.

Market participants have also monitored reactor restart activity in countries such as Japan, where nuclear reactor restarts following the Fukushima accident have the potential to influence future uranium demand and utility purchasing requirements over time.

The Role of AI and Data Centers in Expanding Demand

Global electricity demand is expected to continue increasing over the long term due to a combination of economic development, electrification initiatives, industrial activity and the expansion of digital infrastructure. Industry organizations and energy agencies have also identified data centers and artificial intelligence (“AI”) applications as potentially significant contributors to future electricity consumption growth.

According to the International Energy Agency (“IEA”), global electricity consumption from data centers, artificial intelligence and cryptocurrency-related activities is expected to increase substantially over the coming decade as computing requirements and digital infrastructure capacity continue to expand. The growing electricity requirements associated with large-scale data processing and AI applications have contributed to increased discussion regarding the need for reliable, continuous and low-carbon electricity generation sources.

In response to projected electricity demand growth and energy reliability considerations, certain technology companies and utilities have announced investments, partnerships and long-term planning initiatives involving nuclear energy and other low-carbon power sources. Market participants have increasingly evaluated whether existing electricity infrastructure and future generating capacity additions will be sufficient to meet anticipated long-term demand growth.

Although the long-term impact of AI-related electricity demand on uranium markets remains uncertain, continued growth in global electricity consumption and increased interest in reliable baseload generation could support additional investment in nuclear energy infrastructure over time.

Project Overview - Athabasca Uranium Projects

The Company’s Athabasca uranium portfolio consists of 10 exploration properties located in northern Saskatchewan, Canada, comprising the “Eastern Athabasca Uranium Properties” and the “Blue Sky Uranium Properties”, each as defined below. These properties are situated within the Athabasca Basin, one of the world’s most prospective regions for high-grade uranium deposits.

LEGEND
Foremost's Uranium Properties
Uranium Deposit
Current and Past Producing Mines andMills
Wollaston Mudjatik Transition Zone
Saskatchewan
IsoEnergy
Blackwing
GR
CLK
Athabasca Basin
Hurricane
~49M lbs @ 34.5% U_3O_8 (indicated)
Hatchet Lake
Denison Mines
Turkey Lake
Murphy Lake South
McClean Lake
~50M lbs U_3O_8 (produced)
orano
Cluff Lake Mine
~ 64M lbs @ 0.92% U_3O_8 (produced)
Cigar Lake Mine
~207 lbs @ 17.03% U_3O_8 (reserves)
orano
Torwalt Lake
Shea Creek Deposit
68M lbs @ 1.49 % U_3O_8 (Indicated)
orano
Cameco
Marten
Rabbit Lake
~39M lbs @0.59% @ U_3O_8 (Indicated)
Epp Lake
Wolverine
Arrow Deposit
~ 257 lbs @ 3.10% U_3O_8 (reserves)
Fission
Cameco
NexGen
Denison Mines
McArthur River Mine
~380.5 lbs @ 6.72% U_3O_8 (reserves)
Triple R Deposit
~115M lbs @ 1.94% U_3O_8 (indicated)
Gryphon Deposit
~50M lbs @ 1.80% U_3O_8 (reserves)
Phoenix Deposit
57M lbs @ 11.6% U_3O_8 (reserves)
FOREMOST CLEAN ENERGY
50KM
N
Key Lake Mill
~ 210M lbs U_3O_8 (produced)

Figure 3. Foremost 10 Properties within Prospective Uranium Jurisdiction

Jurisdiction and Regulatory Framework

All the Company’s Athabasca uranium properties are located in Saskatchewan, Canada, one of the world’s leading jurisdictions for uranium exploration and development. Saskatchewan is consistently ranked among the top mining jurisdictions globally due to its stable regulatory environment, established permitting framework, and long history of successful uranium production.

The province hosts several of the world’s largest and highest-grade uranium mines, including McArthur River and Cigar Lake, and benefits from a well-developed mining ecosystem, experienced workforce, and supportive government policies.

Permitting and Environmental Oversight

Exploration activities on the Company’s Athabasca uranium properties are regulated by the Saskatchewan Ministry of Environment and other applicable provincial and federal agencies. Ground-disturbing activities such as drilling, trenching, and line cutting require the issuance of a Mineral Exploration Permit (MEP). The permitting process involves submission of a detailed exploration program, environmental protection and mitigation planning, engagement with Indigenous communities, and regulatory review and approval.

Permits are issued with specific environmental and operational conditions, including reclamation requirements. Extensions may be granted where necessary.

This permitting framework is well established and widely utilized by operators throughout the Athabasca Basin.

Regional Geology – Athabasca Basin

The Company’s uranium properties are located within the Athabasca Basin, a Paleoproterozoic sedimentary basin in northern Saskatchewan that is globally recognized for hosting the highest-grade uranium deposits in the world.

The basin is characterized by relatively flat-lying Athabasca Group sandstones, underlying Archean to Paleoproterozoic crystalline basement rocks, and major structural corridors, including the Wollaston-Mudjatik Transition Zone (WMTZ).

The unconformity between the sandstone and basement rocks represents a key geological boundary associated with uranium mineralization throughout the basin.

Unconformity-Related Uranium Deposit Model

Uranium mineralization in the Athabasca Basin is primarily associated with unconformity-related deposits, which are among the highest-grade uranium deposits globally. These deposits typically form at or near the unconformity between sandstone and basement rocks, along structurally controlled fault zones, and in association with hydrothermal alteration systems.

Key exploration indicators include graphitic basement conductors, faulting and structural complexity, hydrothermal alteration such as clay alteration and hematite, and geophysical anomalies including electromagnetic, gravity, and resistivity signatures. Recent discoveries have also demonstrated the importance of basement-hosted mineralization, which may occur at depth below the unconformity and remains underexplored in certain areas.

Climate, Physiography, and Infrastructure

The Athabasca Basin region is characterized by a subarctic climate, with short, mild summers typically ranging from 15°C to 20°C and long, cold winters where temperatures can fall to -40°C. The terrain consists of boreal forest, numerous lakes and wetlands, and exposed Precambrian bedrock.

Access to the Company’s properties is generally supported by provincial highways and secondary roads, seasonal winter roads, and air access via fixed-wing aircraft and helicopters. Many properties are located in proximity to established mining infrastructure, including the McClean Lake operation and Points North Landing.

While some properties are remote, the region benefits from a long history of uranium exploration and well-established logistical support systems.

Sampling, Analysis and Quality Assurance / Quality Control

Following the completion of a drill hole, the hole is radiometrically logged using a downhole gamma probe, which collects continuous readings of radioactivity along the length of the drill hole. Probe results are then calibrated using an algorithm calculated from the comparison of probe results against a geochemical reference. The gamma-log results provide an immediate radiometric equivalent uranium value (eU3O8%) for the hole, which, except in very high-grade zones, is reasonably accurate.

Drill core samples from the Company’s exploration programs are typically collected as NQ-sized core and shipped in secure containment to the Saskatchewan Research Council (SRC) Geo-analytical Laboratories in Saskatoon, Saskatchewan for preparation, processing, and multi-element geochemical analysis. Sample intervals are selected based on geological characteristics, downhole radiometric equivalent uranium grades, and handheld scintillometer readings, and generally consist of continuous half-core splits ranging from approximately 0.2 to 0.5 metres over mineralized intervals. One half of the split core is retained for reference and the other half is submitted for analysis.

Analytical work is conducted using industry-standard methods, including ICP-MS and ICP-OES following both total and partial digestion techniques. Boron is determined by fusion methods, and U₃O₈ assays are performed using ICP-OES with appropriate high-grade uranium standards. The Company implements standard quality assurance and quality control procedures, including the use of blanks, standards, and duplicate samples, to monitor the accuracy and precision of analytical results.

Reported drill hole intervals represent downhole lengths and not true thicknesses, which have not yet been determined. Certain historical exploration results referenced herein have not been verified by a qualified person. While the Company considers these historical results to be relevant as an indication of the Project’s exploration potential, they should not be relied upon as necessarily representative of current mineralization or as supporting economic conclusions.

Eastern Athabasca Uranium Properties

The Eastern Athabasca Uranium Properties comprise seven projects: Murphy Lake South, Hatchet Lake, Turkey Lake, Torwalt Lake, Marten, Wolverine, and Epp Lake, all located within the eastern portion of the Athabasca Basin in northern Saskatchewan, Canada. This region hosts several of the world’s highest-grade uranium deposits, including McArthur River, Cigar Lake, and McClean Lake, and is widely regarded as one of the most prospective areas of the basin for unconformity-related uranium mineralization.

500000
550000
FOREMOST
CLEAN ENERGY
Eastern Projects
Mineral Dispositions
Athabasca Basin
WMTZ
Uranium Mine
Uranium Mill
Past Producing Mine
Uranium Deposit
Uranium Occurance
Services
SK HWY
0
10
20 km
(EPSG:32613)
6500000
6450000
6400000
Hatchet Lake
Hurricane
Larocque
Alligator
TEUZ
Turkey Lake
Murphy Lake
McClean Lake
Roughrider
Eagle Point
Midwest Main
Collins Bay B
Points North
McClean Lake
Torwalt Lake
Rabbit Lake
Raven-Horseshoe
Cigar Lake
Marten
West Bear
Epp Lake
Christie Lake
Wolverine
Fox Lake
McArthur River
Pike Zone

Figure 4. Foremost Eastern Uranium Projects

The Company’s properties are situated along or adjacent to key structural corridors, including the Wollaston-Mudjatik Transition Zone (WMTZ), a major crustal-scale feature associated with numerous high-grade uranium discoveries. These structural zones provide favorable pathways for hydrothermal fluids and are a critical control on uranium mineralization within the basin. The Eastern Athabasca properties range from grassroots exploration targets to more advanced projects with historical drilling, geophysical data, and defined exploration targets. Several properties are located along strike or in proximity to significant uranium discoveries, enhancing their exploration potential.

Hatchet Lake

The Hatchet Lake Project (“Hatchet Lake” or the “Project”) comprises nine mineral claims totaling approximately 25,234 acres (10,212 hectares) in two claim blocks (Hatchet Lake North and Hatchet Lake South), located in the northeastern region of the Athabasca Basin, approximately 30 kilometers north of Points North Landing, Saskatchewan. The claim blocks are centered on Latitude: 58.6458° N, Longitude: 103.8516° W (North) and Latitude: 58.7109° N, Longitude: 103.9030° W (South). The Project is situated along the northeastern margin of the basin and straddles the Wollaston-Mudjatik Transition Zone (WMTZ), a structural corridor associated with numerous high-grade uranium deposits. The Project benefits from relatively shallow sandstone cover, generally less than 220 metres, which enhances the potential for cost-effective drill testing.

FOREMOST CLEAN ENERGY
Hatchet Lake Project
Mineral Dispositions
Mineralized Drill Hole
Historic Drillhole
Conductor Axis
0
2.5
5 km
(EPSG:32613)
560000
570000
6510000
6500000
6490000
RL-13-13
1.52% U3O8 over 0.15m
RL-13-16
0.45% U3O8 over 2.3m
Hatchet Lake North
Richardson Trend
Beta Grid
Hatchet Lake South
Tuning Fork
HS Main
TF-25-16
0.10% U3O8 over 6.2m

Figure 5. Hatchet Lake Uranium Project

Hatchet Lake also benefits from established regional infrastructure that supports efficient exploration activities. Access to the Project is facilitated by winter road networks extending north from the McClean Lake mine and mill, as well as reliable air access via fixed-wing aircraft and helicopters operating out of Points North Landing. This proximity to existing transportation and logistical hubs enables the efficient mobilization of personnel, equipment, and supplies, supporting ongoing and future exploration programs.

The Project is divided into four primary target areas—Richardson, Beta, HS Main and Tuning Fork—each defined by conductive trends, structural complexity, and hydrothermal alteration consistent with unconformity-related uranium systems.

Property Claims Table: Summary of Mineral Dispositions

Disposition Number	Holders	Expiry Date	Annual Holding Cost (CAD)	Size (Ha)
S-107747	Denison Mines Corp.70%/Trident30%	2029-06-13	$12,300.00	492.0
S-107749	Denison Mines Corp.70%/Trident30%	2030-06-13	$9,175.00	367.0
S-113363	Denison Mines Corp.70%/Trident30%	2028-06-24	$12,465.90	498.6
S-113366	Denison Mines Corp.70%/Trident30%	2029-06-13	$59,557.55	2382.3
S-113375	Denison Mines Corp.70%/Trident30%	2028-01-24	$30,668.05	1226.7
S-113376	Denison Mines Corp.70%/Trident30%	2029-01-24	$10,398.00	415.92
S-113377	Denison Mines Corp.70%/Trident30%	2029-01-24	$5,274.25	211.0
S-113378	Denison Mines Corp.70%/Trident30%	2028-01-25	$79,742.53	3189.7
S-113379	Denison Mines Corp.70%/Trident30%	2028-01-24	$35,707.15	1428.3

TOTAL NUMBER OF CLAIMS = 9 | TOTAL AREA = 25,234 acres (10,212 hectares)

Exploration Permits

Company	License/Permit	Project	Issuance Date	Permit Expiry
Foremost Clean Energy	ENV File: 25-14-M0055	Hatchet Lake	2025-08-01	2028-12-31

Exploration History

The exploration history of the Hatchet Lake Project dates back to the 1960s when initial efforts were focused on identifying airborne conductors and radioactive boulders, particularly in the Garnet Hill area. This exploration led to the discovery of boulders that recorded radioactivity levels of up to 7,500 counts per second (CPS). In 1979 - 1980, Uran Gesellschaft conducted a 35-drill hole campaign a total of 1,375 meters and in 1983 the Saskatchewan Mining and development Corporation (“SMDC” provincial crown corporation later privatized as CAMECO) completed an additional 16 holes totaling 2,310 meters. Results from these campaigns delineated areas with extensive alteration and anomalous geochemistry along with elevated radioactivity near the unconformity. Various drill campaigns were conducted from the 1980’s – early 2000’s highlighting the properties discovery potential.

Drilling in 2008 consisted of three holes totaling 558.6 meters targeting the Richardson and Hatchet South conductive trends as a follow-up to the ground based electromagnetic surveys. This was followed by a pivotal drilling program in 2010, which consisted of ten holes totaling 2,161.1 meters in the Tuning Fork area. Notable intersections included drill hole HL-10-01, which encountered grades of 0.1% U3O8 and 0.02% U3O8 over one meter within a broader zone of heightened radioactivity attributed to faulted and altered graphitic pelite approximately 50 meters below the unconformity. Drill hole HL-10-03 further identified over 100 meters of significant alteration and faulting in the basement units.

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

Current Exploration

2025 Exploration Highlights

On October 29, 2025, the Company announced the results from its completed maiden winter drill program at Hatchet, originally planned as an 8-hole ~2,000 metre program, increased to 10-holes for over 2,400 metres. The final assays resulted in a significant increase in the grade of the uranium mineralization reported in preliminary results.

Tuning Fork Target

The assay results verify uranium mineralization previously identified by downhole radiometric logging (Tables 1 and 2) in TF-25-16 at the Tuning Fork target Assays from TF-25-16 confirm significant uranium mineralization corresponding with previously reported radiometric equivalent (“eU₃O₈”) values. The mineralization occurs at or just below the Athabasca unconformity and is associated with strong clay-hematite-chlorite alteration within graphitic shear zones—features characteristic of unconformity-related uranium systems.

Follow-up holes TF-25-17 and TF-25-18 intersected strong hydrothermal alteration both above and below the mineralized interval in TF-25-16, and TF-25-20 extended the hydrothermal alteration at least 50 metres along strike to the northeast. The alteration features observed may indicate proximity to a larger mineralized system.

Table 1 – Tuning Fork Geochemical Assay Results

Hole ID	From (m)	To (m)	Length (m)	Assay Results (U3O8)[1]	Previously Reported Preliminary Results (eU3O8)[2]
TF-25-16[3]	144.0	150.2	6.2	0.10	0.10[4]
				Includes[5]
	144.5	145.0	0.5	0.20	0.132[6]
	149.75	150.2	0.45	0.87	0.22[7]
TF-25-13[8]	115.0	117.5	2.5	0.03

Richardson Target

At Richardson, final assay results from RL-25-32 returned uranium mineralization in two discrete intervals. The first was encountered immediately below the Athabasca unconformity, where assays returned 0.3m at 0.02% U3O8. A second interval was intersected in the underlying sub-Athabasca basement rocks, where the assays returned by 0.2m at 0.05% U3O8.

Table 2 – Richardson Assay Results

Hole ID	From (m)	To (m)	Length (m)	Assay Results (U3O8)[9]	Previously Reported Preliminary Results (eU3O8)[10]
RL-25-32[11]	89.5	89.8	0.3	0.02	0.082[12]
	240.2	240.4	0.2	0.05	0.077[13]

2026 Exploration Highlights

In 2026 the company completed a ground-based gravity survey on the southern portion of the Richardson Trend and a diamond drill program to follow up on the Tuning Fork uranium discovery made in 2025. The drilling was primarily designed to test the along-strike and down-dip continuity of mineralization, refine the structural controls associated with uranium mineralization at the Athabasca unconformity. Secondary targets included evaluating a recently identified EM conductor located west of the 2025 discovery and other drill-ready targets at both Hatchet Lake South and Hatchet Lake North.

___________________________

1 Composite interval with 0.01% U3O8 cutoff grade and maximum 0.5m of internal dilution.

2 Radiometric equivalent grade, see Foremost Clean Energy News Release May 1, 2025.

3 TF-25-16 was drilled with an azimuth of 290° a dip of -68° located at 564393 E, 6484264N (NAD83 Zone 13).

4 eU3O8 reported over 6.5m from 144.5m.

5 Composite interval with 0.05% U3O8 cutoff grade and no internal dilution.

6 eU3O8 reported over 1.0m from 144.5m

7 eU3O8 reported over 0.9m from 146.9m

8 TF-25-13 was drilled with an azimuth of 350° a dip of -70° located at 566679 E, 6484837N (NAD83 Zone 13).

9 Single continuous sample.

10 Radiometric equivalent grade, see Foremost Clean Energy News Release May 15 2025

11 RL-25-32 was drilled with an azimuth of 231° a dip of -62 ° located at 561826 E, 6503984N (NAD83 Zone 13)

12 eU3O8 reported over 0.2m from 89.94m.

13 eU3O8 reported over 0.2m from 239.54m.

The 2026 drill program expanded uranium mineralization across multiple drill fences, with six drill holes intersecting mineralization exceeding the 0.05% eU₃O₈ reporting threshold. A summary of the significant radiometric results is presented in Table 3. The strongest intercept of the program was returned from hole TF-26-30, which intersected 4.6 metres grading 0.34% eU₃O₈, including 1.4 metres grading 1.00% eU₃O₈. The final drill fence of the program also returned a mineralized intercept of 2.9 metres grading 0.18% eU₃O₈ in hole TF-26-36. Results from the program demonstrated continuity of uranium mineralization along the Tuning Fork Uranium Zone and expanded the known mineralized footprint across four of five drill fences tested. The Company believes these results support the prospectivity of the broader target area, including approximately 600 metres of underexplored conductive strike length located south of current drilling.

Core samples have been submitted to the Saskatchewan Research Council (SRC) with assay results pending.

Table 3 – Tuning Fork Uranium Zone eU3O8 Results

Hole ID	From (m)	To (m)	Length (m)[14]	eU3O8[15]
TF-26-23	143.7	145.8	2.1	0.06
TF-26-24	134.0	140.9	6.9	0.06
TF-26-26	139.8	140.2	0.4	0.08
TF-26-27A	140.0	140.7	0.7	0.13
	146.3	146.7	0.4	0.06
TF-26-30	139.1	143.7	4.6	0.34
	includes
	139.6	141.0	1.4	1.00
TF-26-36	138.0	140.9	2.9	0.18

___________________________

14 True depth and thickness measurements have not yet been determined

15 Radiometric equivalent grade composited at a 0.05% eU3O8 cut-off with maximum internal dilution of 2.0m

Project Advancement

Drilling has identified uranium mineralization and associated hydrothermal alteration across multiple drill holes, supporting the interpretation of a structurally controlled system that remains open along strike. The Company plans to conduct additional drilling to further define the extent and geometry of mineralization at the Tuning Fork Uranium Zone and to test additional targets across the Project.

Murphy Lake South

The Murphy Lake South Project (“Murphy Lake South” or the “Project”) comprises six mineral claims totaling approximately 17,676 acres (7,153 hectares), located in the eastern Athabasca Basin, approximately 30 kilometers northwest of the McClean Lake mill in northern Saskatchewan, Canada. Murphy Lake South is centred on Latitude: 56.1540° N, Longitude: 104.6880° W, situated near the eastern margin of the basin and lies in proximity to the La Rocque Lake conductive corridor, which hosts several significant uranium deposits.

Figure 6. Murphy Lake South Uranium Project

The Project is underlain by Athabasca Group sandstones, with thicknesses generally ranging from approximately 200 to 350 metres, overlying Archean to Paleoproterozoic crystalline basement rocks of the Wollaston and Mudjatik Domains. Basement lithologies include graphitic and pyritic pelites, semi-pelites, granitic gneisses, and pegmatites, which are structurally deformed and locally associated with faulting and shearing. These geological features, along with the presence of conductive corridors and hydrothermal alteration, are consistent with favorable conditions for unconformity-related uranium mineralization.

Murphy Lake South benefits from established regional infrastructure, including proximity to the McClean Lake mill and associated transportation and logistical support networks. Access to the Project is facilitated by a combination of winter roads and air support from regional hubs, enabling efficient mobilization of personnel and equipment for exploration activities.

Property Claims Table: Summary of Mineral Dispositions

Disposition Number	Holder	Expiry Date	Annual Holding Cost (CAD)	Size (Ha)
S-107542	Denison Mines Corp.	2031-01-16	$22,200.00	888
S-107704	Denison Mines Corp.	2030-01-29	$35,050.00	1402
S-113370	Denison Mines Corp.	2032-01-26	$26,545.23	1062
S-113371	Denison Mines Corp.	2032-01-26	$19,504.78	780
S-113373	Denison Mines Corp.	2032-03-08	$60,803.88	2432
S-113374	Denison Mines Corp.	2034-03-09	$14,734.50	589

TOTAL NUMBER OF CLAIMS = 6 | TOTAL AREA = 17,676 acres (7,154 hectares)

Exploration Permits

Company	License/Permit	Project	Issuance Date	Permit Expiry
Foremost Clean Energy	ENV File: 24-14-M0462	Murphy Lake South	2025-05-28	2027-12-31

Exploration History

Murphy Lake South has had a history of exploration and drilling campaigns that have significantly contributed to understanding its uranium potential. In 2014, a DC/IP survey was conducted, collecting a total of 12.8 kilometers of data along eight survey lines spaced 200 meters apart. This survey identified zones of low resistivity in the sandstone column, interpreted to be associated with significant hydrothermal sandstone alteration linked to reactivated basement faults, delineating prime exploration targets. Following this, in 2015, a diamond drilling program was executed, totaling 1,818 meters across five holes, specifically targeting selected resistivity anomalies along the southern conductive trend. Notably, drill hole MP-15-03 encountered 0.25% U3O8 over 6.0 meters, showcasing strong alteration that included silicification and clay alteration, while the remaining four holes also detected significant structures and alteration, which is suggestive of a highly prospective mineralized system.

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

Foremost advanced the Project with an ambient noise tomography (ANT) survey completed in September 2025, designed to refine exploration targets along underexplored graphitic conductors and structurally complex corridors associated with unconformity-style mineralization. The resulting unconstrained velocity model successfully delineated the unconformity surface in areas confirmed by drillhole intercepts, increasing confidence in the model, while low-velocity anomalies closely correlated with resistivity anomalies from previous surveys in areas of overlap. These results highlight the effectiveness of ANT in imaging key geological features and significantly enhance targeting for future exploration programs.

Current Exploration

Foremost completed a 2025 drill program at Murphy Lake South comprising seven holes totaling 2,695 metres and successfully tested a targeted graphitic structural corridor associated with a 400-metre mineralized trend. Drilling intersected broad zones of hydrothermal alteration, reactivated basement structures, and multiple intervals of elevated radioactivity at and below the Athabasca unconformity—hallmark features of unconformity-style uranium systems. These results confirm the presence of uranium-bearing hydrothermal fluids concentrated along graphitic fault zones and validate the Company’s exploration model, highlighting the strong prospectivity of the Project and supporting continued follow-up exploration.

Project Advancement

The Company is reviewing the results of the 2025 diamond drill program and investigating the application of additional geophysical methods to further refine additional drill targets.

Turkey Lake

The Turkey Lake Project (“Turkey Lake” or the “Project”) consists of a single mineral claim totaling approximately 9,363 acres (3,789 hectares), located along the eastern margin of the Athabasca Basin in northern Saskatchewan, approximately 23 kilometres north of the McClean Lake mill and 25 kilometres north of the Eagle Point mine. The Project is centred on Latitude: 58.7263° N, Longitude: 103.6829° W. Turkey Lake adjoins the northern boundary of Denison’s Wolly Joint Venture Project, operated by Orano Canada, and lies within a highly prospective structural corridor along the basin margin.

Figure 7. Turkey Lake Uranium Project

The Project is underlain by Athabasca Group sandstones in its southwestern portion, with the remainder covering crystalline basement rocks. Exploration has identified conductive trends that extend beyond the sandstone cover into basement domains, where they remain historically underexplored for basement-hosted uranium mineralization. The presence of these conductive and structurally complex corridors is consistent with features associated with unconformity-related uranium systems and supports the overall prospectivity.

Turkey Lake benefits from established regional infrastructure that supports efficient exploration activities. Access is primarily via fixed-wing aircraft and helicopter from Points North Landing, supplemented by seasonal winter road access extending from the McClean Lake operation and surrounding infrastructure network. This proximity to existing transportation and logistical hubs facilitates the mobilization of personnel, equipment, and supplies for ongoing and planned exploration programs.

Property Claims Table: Summary of Mineral Dispositions

Disposition Number	Holder	Expiry Date	Annual Holding Cost (CAD)	Size (Ha)
S-110919	Denison Mines Corp	2034-03-07	$94,715.32	3,789

TOTAL NUMBER OF CLAIMS = 1 | TOTAL AREA = 9,363 acres (3,789 hectares)

Exploration Permits

Company	License/Permit	Project	Issuance Date	Permit Expiry
Foremost Clean Energy	ENV File: 25-14-M0097	Turkey Lake	2025-10-29	2028-12-31

Exploration History

From 1979 to 2009, exploration at Turkey Lake was conducted by Gulf Minerals and Cameco Corporation, primarily as part of broader regional programs. Drilling in the late 1970s identified uranium mineralization along the sandstone-covered portion of the Turkey Lake conductors, including a notable intersection in hole TUR-4, which returned 0.136% U₃O₈ over 0.6 m at a shallow depth of approximately 20 m near the sub-Athabasca unconformity. Follow-up drilling in the area intersected additional zones of elevated radioactivity.

In 2009, work included drill core re-logging, re-boxing, and sampling, followed by an airborne VTEM geophysical survey. Later in the year, ground geophysical programs (HLEM and magnetic surveys) were completed over newly established grids, refining conductive trends and delineating approximately 4.1 km of conductive strike length, which provided targets for subsequent drilling.

In early 2010, a diamond drilling program tested geophysical targets and historical anomalies across two grid areas. Drilling confirmed the presence of graphitic conductors, structural complexity, and localized alteration near the unconformity. Zones of elevated radioactivity and anomalous geochemistry, including uranium and base metals, were encountered, with the strongest results associated with a faulted and altered unconformity setting.

In 2015, a drilling program tested previously identified targets but did not intersect significant radioactivity. This was followed by a soil geochemical survey that identified uranium anomalies associated with interpreted magnetic and gravity features, helping define new exploration targets. In 2016, drilling focused on testing soil geochemical anomalies and geophysical targets derived from earlier work. The program intersected graphitic structures and minor alteration, with localized elevated radioactivity in pegmatites, but no significant uranium mineralization. Results highlighted the need for further geophysical refinement to support future exploration targeting.

Current Exploration

A ground-based gravity survey completed in January 2026 at the Turkey Lake identified numerous gravity low anomalies interpreted to reflect zones of hydrothermal alteration and potential fluid pathways along the conductive corridor. Integration with existing geophysical datasets highlighted several of these gravity lows as coincident with electromagnetic and magnetic anomalies, which will be prioritized for follow-up drill testing to further evaluate their potential for hosting uranium mineralization.

Project Advancement

A 1,000m to 1,500m drill program is scheduled for summer 2026 to test targets generated by integrating historic exploration with the 2026 ground gravity survey results.

Torwalt Lake

The Torwalt Lake Project (“Torwalt Lake” or “the Project”) comprises a single mineral claim totaling approximately 2,007 acres (812 hectares), located in the eastern Athabasca Basin approximately 5 kilometres east of Points North Landing. The Project is centred on Latitude: 58.2810° N, Longitude: 103.9470° W. Torwalt Lake is strategically positioned between several significant uranium deposits, including the McClean Lake, Midwest, and Tamarack deposits, within a structurally prospective corridor along the eastern portion of the basin.

Figure 8. The Torwalt Uranium Project

The Project is underlain by Athabasca Group sandstones overlying deformed and metamorphosed basement rocks of the Wollaston Domain. Historical work and regional datasets indicate a structurally complex setting, with evidence of alteration and faulting near the unconformity, consistent with conditions favourable for unconformity-related uranium mineralization. Torwalt Lake benefits from excellent access relative to many Athabasca Basin projects, with Provincial Highway 905 crossing the southwestern portion of the Project and an established network of drill roads extending through the claim. Its proximity to Points North Landing and nearby mining operations provides efficient logistical support for exploration activities, including the mobilization of personnel, equipment, and supplies.

Property Claims Table: Summary of Mineral Dispositions

Disposition Number	Holder	Expiry Date	Annual Holding Cost (CAD)	Size (Ha)
S-107372	Denison Mines Corp	2028-7-31	$20,313.18	812

TOTAL NUMBER OF CLAIMS =1 | TOTAL AREA = 2,007 acres (812 hectares)

Exploration Permits

There are no active exploration permits for Torwalt Lake.

Historic Exploration

In the early 1990s, Cameco completed extensive geophysical and geochemical surveys over the Q6, Q7, and Q8 grids on the Dawn Lake Project, which partially overlap the Torwalt Lake Project. These programs included IP-Resistivity, HLEM, TDEM, EM-37, VLF, and boulder geochemistry. The Tamarack uranium deposit, located approximately 750 m south of the project within the Q8 grid, hosts an indicated resource of 183,800 tonnes grading 4.42% U₃O₈ (17.9 Mlbs U₃O₈).

In 1999, Cameco drilled hole Q7-31 just outside the southwest boundary of the Torwalt to test a TDEM conductor. The hole intersected altered and bleached sandstone with zones of silicification, hematite, and structural disruption near the unconformity. Elevated uranium values were associated with minor structural zones, and geochemical sampling returned anomalous lead, nickel, and copper. In the early 2000s, Cameco also drilled hole Q8-59 approximately 2.4 km southwest of the Project along a fault interpreted from magnetic data. The hole intersected variably altered sandstones and structurally complex basement rocks, including weakly graphitic metasediments with evidence of hydrothermal alteration.

In 2004, Strathmore Minerals staked the Torwalt Lake claim, and in 2006 completed an airborne magnetic and electromagnetic survey. The survey did not identify any basement conductors, possibly due to limited penetration through the sandstone cover. In 2008, Strathmore completed a helicopter-borne VTEM survey, which also failed to resolve basement conductors but indicated the Project is underlain by a region of high magnetic intensity associated with the Torwalt Dome. Later that year, Fission Energy Corp. (following a spin-out from Strathmore) completed a mobile metal ion (MMI) soil sampling program, which identified pathfinder element anomalies associated with northeast- and east-west-trending structural lineaments. Subsequently, Denison completed a limited drill program consisting of two holes totaling 612 meters along the northwest boundary of the Project. Drilling confirmed the presence of granitic rocks in one hole and moderately graphitic pelites in the other, supporting the interpretation of prospective basement geology.

Project Advancement

The Company is assessing historic work on and around Torwalt Lake that may guide future exploration while at the same time investigating the application of additional geophysical methods to further refine additional drill targets.

Marten

The Marten Project (“Marten” or the “Project”) comprises two mineral claims totaling approximately 12,375 acres (5,008 hectares), located along the eastern margin of the Athabasca Basin approximately 30 kilometres southeast of the Cigar Lake Mine. The Project is centred on Latitude: 57.8510° N, Longitude: 104.2045° W. The Project lies within the Umpherville trend, a structurally prospective corridor near the West Bear U-Ni-Co deposit.

Figure 9. Marten Uranium Project

The Project is underlain by Athabasca Group sandstones of variable thickness overlying basement rocks of the Wollaston Domain. Historical exploration and drilling have identified structural disruption, faulting, and hydrothermal alteration within both sandstone and basement units, along with elevated uranium and pathfinder geochemistry. These features are consistent with the geological characteristics associated with unconformity-related uranium systems and support the prospectivity of the Project.

Marten benefits from favourable regional infrastructure, with Saskatchewan Provincial Highway 905 located approximately 18 kilometres to the west and a 138 kV transmission line running parallel to this corridor. Seasonal winter roads provide ground access, supporting the efficient mobilization of personnel, equipment, and supplies for exploration activities.

Property Claims Table: Summary of Mineral Dispositions

Disposition Number	Holder	Expiry Date	Annual Holding Cost (CAD)	Size (Ha)
S-110497	Denison Mines Corp	2033-09-12	$69,200.00	2768
S-112161	Denison Mines Corp	2030-07-26	$56,000.00	2240

TOTAL NUMBER OF CLAIMS = 2 | TOTAL AREA = 12,375 acres (5,008 hectares)

Exploration Permits

There are no active exploration permits for Marten.

Historic Exploration

From 1968 to the early 1980s, multiple operators including Gulf Minerals, Noranda, and Eldorado conducted drilling programs across the Marten area to test geophysical anomalies and evaluate basement geology. Early drilling intersected the unconformity at relatively shallow depths and identified quartzite- and gneiss-dominated basement rocks with localized faulting, alteration, and silicification. While most holes did not return significant radioactivity, one interval drilled in 1979 returned up to 0.071% U₃O₈ over 0.9 m within altered pelitic metasediments, with associated nickel mineralization.

Between 1981 and 1983, continued drilling by Noranda and AGIP focused on conductive targets and structurally complex zones in the Wedge Lake area. Programs identified faulting, brecciation, and widespread clay alteration in both sandstone and basement rocks, along with elevated pathfinder elements including uranium, nickel, lead, and arsenic. Clay alteration halos were traced over significant strike lengths, and localized uranium values of up to 66 ppm in basement rocks were reported, supporting the prospectivity of the area for structurally controlled uranium mineralization.

In March 2010, Pitchstone completed a diamond drilling program consisting of six holes totaling 987 meters to evaluate geological continuity and structural offsets along the eastern portion of the Project. Drilling identified unconformity offsets of up to 11 meters, interpreted to reflect post-Athabasca structural reactivation, a feature considered important in unconformity-related uranium deposit models.  In 2016, a winter diamond drilling program consisting of four holes totaling 1,006 meters was completed to test resistivity anomalies identified in earlier surveys. Drilling intersected a range of basement lithologies including arkosic units, calc-silicates, and mafic to ultramafic rocks, as well as significant structural features including a thrust fault with approximately 96 meters of displacement.

Project Advancement

The Company is reviewing historic data on the North Shore Prospect and West Bear deposit to see if analogous conditions are present on Marten. In addition, the company is investigating the application of additional geophysical methods to further refine additional drill targets.

Wolverine Project

The Wolverine Project (“Wolverine” or the “Project”) comprises three mineral claims totaling approximately 12,444 acres (5,036 hectares), located along the southeastern margin of the Athabasca Basin approximately 15 kilometres southeast of the Cigar Lake Mine and 30 kilometres south of Points North Landing, centred on Latitude: 57.7488° N, Longitude: 104.5906° W. The Project is situated within a structurally prospective area of the basin, with potential extensions of regional fault systems interpreted to traverse the claim package.

Figure 10. Wolverine Project

Wolverine is underlain by Athabasca Group sandstones overlying basement rocks of the Wollaston Domain, with the unconformity occurring at moderate depths. Historical exploration has identified structurally controlled uranium mineralization associated with faulted pegmatites and alteration zones near the unconformity, along with elevated uranium values and supporting pathfinder geochemistry. These features are consistent with unconformity-related uranium systems and highlight the exploration potential of the Project.

Wolverine benefits from established regional infrastructure, including proximity to the McArthur River mining corridor and access via a network of winter roads extending from the provincial highway system. This infrastructure supports efficient seasonal access and the mobilization of personnel and equipment for exploration programs.

Property Claims Table: Summary of Mineral Dispositions

Disposition Number	Holder	Expiry Date	Annual Holding Cost (CAD)	Size (Ha)
S-110496	Denison Mines Corp	2035-09-12	$90,800.00	3632
S-113390	Denison Mines Corp	2025-12-11	$21,904.68	876
S-113391	Denison Mines Corp	2025-12-11	$13,192.18	528

An Assessment Report for the 2025 RadonX survey has been filed with the Saskatchewan Ministry of Energy and Resources. Once the Report is accepted, S-113390 and S-113391 will be in good standing until 2029-12-11.

TOTAL NUMBER OF CLAIMS = 3 | TOTAL AREA = 12,444 acres (5,036 hectares)

Exploration Permits

There are no active exploration permits for Wolverine.

Historic Exploration

Exploration at Wolverine dates to 1969, with early drilling programs targeting magnetic and geophysical anomalies and confirming the presence of Athabasca sandstones overlying prospective basement lithologies. Subsequent programs through the late 1970s and 1990s intersected the unconformity at moderate depths and identified locally altered sandstones and graphitic metasedimentary basement rocks, with evidence of faulting, fracturing, and clay alteration.

Modern exploration commenced in 2007 following staking of the Project, with airborne VTEM and magnetic surveys completed in 2008 to define conductive trends and structural features across the claim package. Follow-up ground geophysical surveys, including gravity and DC-resistivity, identified a structurally controlled basement block flanked by resistivity lows interpreted to reflect alteration along bounding fault zones.  Diamond drilling programs completed in 2010 and 2011 confirmed the presence of structurally controlled uranium mineralization within altered basement rocks. Notably, drill hole WL10-01 intersected uranium mineralization within a faulted and altered pegmatitic zone below the unconformity, associated with hematite and chlorite alteration. Follow-up drilling intersected similar structural features and alteration patterns, although mineralization was not consistently replicated, highlighting the localized nature of the system. Additional drilling identified widespread clay alteration and elevated boron geochemistry within the upper basement, supporting the presence of hydrothermal fluid activity.

Current Exploration

More recent work has focused on refining structural targets through additional geophysical surveys, including ground resistivity programs, which have further delineated prospective zones associated with interpreted fault corridors. In 2025, Foremost Clean Energy completed a radon survey over Wolverine, collecting 893 data points through radon flux and limited radon-in-water sampling. The survey identified elevated radon trends, including a one-kilometer-long northeast-trending anomaly and a second anomaly in the northeastern portion of the grid, both open along strike. These anomalies coincide with interpreted structural features and are considered prospective for subsurface uranium mineralization, providing targets for future exploration.

Project Advancement

The Company is integrating the newly acquired RadonX survey data with other geophysical and geochemical data before proposing additional geophysical/geochemical methods to further refine additional drill targets.

Epp Lake Project

The Epp Lake Project (“Epp Lake or the “Project”)  comprises two mineral claims totaling approximately 2,137 acres (865 hectares), located in the eastern Athabasca Basin approximately 20 kilometres northwest of the McArthur River Mine. Epp Lake is centred on Latitude: 57.8543° N, Longitude: 105.3517° W. The Project is situated within a prospective structural corridor and near established high-grade uranium operations, enhancing its exploration potential.

Figure 11. Epp Lake Project

The Project is underlain by Athabasca Group sandstones overlying deformed basement rocks of the Mudjatik Domain, with variable depth to the unconformity across the claim. Historical exploration has identified conductive features, structural complexity, and localized alteration, consistent with conditions favourable for unconformity-related uranium mineralization.

Epp Lake benefits from established regional infrastructure, with winter road access extending from the McArthur River corridor and reliable air access supporting exploration activities and logistics.

Property Claims Table: Summary of Mineral Dispositions

Disposition Number	Holder	Expiry Date	Annual Holding Cost (CAD)	Size (Ha)
S-107655	Denison Mines Corp	2027-01-31	$12,325.00	493
S-113369	Denison Mines Corp	2029-01-31	$9,302.73	372

TOTAL NUMBER OF CLAIMS = 2 | TOTAL AREA = 2,137 acres (865 hectares)

Exploration Permits

There are no active exploration permits for Epp Lake.

Historic Exploration

Exploration at the Epp Lake Project commenced in 1985 by Uranerz Exploration and Mining and continued under a joint venture with Cameco. Historical work has included lake sediment and boulder sampling, diamond drilling, and airborne and ground geophysical surveys, including electromagnetic (EM), magnetic, and gravity programs. EM surveys identified multiple conductive trends extending through the eastern portion of the project, forming the basis for subsequent drill targeting.

Drilling programs completed by Uranerz and Cameco tested these conductive corridors and confirmed the presence of structurally disrupted and altered sandstones overlying graphitic and locally sulphidic basement lithologies. Drill holes intersected zones of faulting, fracturing, clay alteration, silicification, and hydrothermal hematite development near the unconformity, along with localized uranium enrichment. Significantly, uranium mineralization has been identified along the same conductive trend both adjacent to and along strike from the project, including intersections of up to 0.09% U₃O₈ over 1.1 metres and higher-grade mineralization reported further to the east. Additional drilling in the immediate vicinity of the project has intersected weakly disseminated uranium mineralization associated with alteration near the unconformity, supporting the presence of a mineralizing system within the broader structural corridor.

Project Advancement

The Company is assessing historic work on and around Epp Lake that may guide future exploration while at the same time investigating the application of additional geophysical methods to further refine additional drill targets.

Blue Sky Uranium Projects

The Blue Sky Uranium Projects comprise three exploration projects—Blackwing, GR, and CLK—located in the northern portion of Saskatchewan, Canada, west of the main eastern Athabasca Basin corridor. These properties are situated in a comparatively underexplored region with geological characteristics analogous to those of the Athabasca Basin, including prospective basement rocks and major structural features associated with uranium mineralization.

Blue Sky Cluster
Blackwing
GR
CLK
Athabasca Basin
Cluff Lake Mine
50 km
Saskatchewan
250000
300000
350000
400000
450000
6600000
6550000
6500000
6450000
N

Figure 12. Foremost’s Blue Sky Uranium Projects

The projects are positioned within and adjacent to regional-scale structural corridors, including extensions of the Snowbird Tectonic Zone and associated fault systems, which are interpreted to represent long-lived crustal features capable of focusing hydrothermal fluid flow. These structural settings are considered favourable for the development of unconformity-related and basement-hosted uranium mineralization.  In contrast to the more advanced Eastern Athabasca Uranium Projects, the Blue Sky projects are at an earlier stage of exploration, with limited historical drilling but encouraging geophysical and geological indicators. Exploration efforts have focused on identifying conductive trends, structural complexity, and alteration systems through airborne and ground geophysical surveys, providing a framework for future target generation and drill testing. While infrastructure in the region is less developed relative to the eastern basin, access is supported by a combination of seasonal roads and air transport, consistent with early-stage exploration programs in northern Saskatchewan.

CLK Project

The CLK Project (“CLK” or the “Project”) comprises approximately 25,753 acres (10,422 hectares) located in northern Saskatchewan, approximately 30 kilometres south of the Athabasca Basin margin. The project is centred on Latitude: 58.4800° N, Longitude: 104.6890° W. The project is positioned along the northwestern extent of the Snowbird Tectonic Zone and in proximity to the Black Lake Fault, representing a structurally prospective setting for uranium mineralization.

Figure 13. CLK Uranium Project

The project is underlain by high-grade metamorphic basement rocks of the Rae Craton, with the unconformity interpreted to occur at depth. The project area is characterized by a complex structural framework associated with long-lived crustal-scale deformation, which is considered favourable for focusing hydrothermal fluid flow and the development of structurally controlled uranium mineralization.

CLK benefits from proximity to regional infrastructure, including Saskatchewan Provincial Highway 905 and a nearby transmission corridor, supporting access for exploration activities.

Property Claims Table: Summary of Mineral Dispositions

Disposition Number	Holder	Size (Hectares)	Expiry Date	Annual Holding Cost (CAD)	Size (Ha)
MC00017870	Denison Mines Corp	5681	2026-02-12	$85,220.58	5681
MC00017872	Denison Mines Corp	4740	2026-02-12	$71,106.08	4740

TOTAL NUMBER OF CLAIMS = 2 | TOTAL AREA = 25,753 acres (10,422 hectares)

An Assessment Report for the 2025 MobileMT Survey over the CLK Project has been filed with the Saskatchewan Ministry of Energy and Resources. Once accepted the Mineral Dispositions for both projects will be in good standing until 2028-02-12.

Exploration Permits

Company	License/Permit	Project	Issuance Date	Permit Expiry
Foremost Clean Energy	ENV File: 24-15-M0463	CLK	2025-05-27	2027-12-31

Exploration History

Exploration at CLK includes historical drilling programs completed in 1997 and 2000, which tested targets near the unconformity and identified uranium mineralization associated with structurally controlled zones. Notably, drilling intersected uranium mineralization immediately above and below the unconformity, including intervals of up to 8,600 ppm uranium hosted in pitchblende-bearing structures, confirming the presence of a mineralizing system.

Current Exploration

More recent work has focused on advancing the understanding of subsurface conductivity and structural architecture through modern geophysical techniques. In 2025, the Company completed a helicopter-borne MobileMT survey totaling approximately 808 line-kilometres, which delineated a complex conductive environment and identified multiple structural corridors extending across the project. Integration with magnetic data has defined coherent conductive trends and prioritized target areas for follow-up exploration.

An ambient noise tomography (ANT) survey also completed in late 2025 has further refined the interpretation of subsurface structures and the unconformity surface, with final results pending. These datasets collectively enhance the geological framework of the project and support the identification of targets for drill testing.

Project Advancement

The Company is working to integrate the results of the MobileMT and ANT surveys. The Company is also investigating whether additional geophysical survey are required prior to drill testing.

The GR Project

The GR Project (“GR” or the “Project”) comprises 16 mineral claims totaling approximately 19,487 acres (7,885 hectares), located in northern Saskatchewan, positioned in a structurally prospective region north of the Athabasca Basin. The Project is centred on Latitude: 58.8507° N, Longitude: 109.5043° W. The project is situated within a broader corridor of interpreted conductive trends and regional-scale structures that are considered favourable for uranium mineralization.

Figure 14. The GR Project

Exploration to date has been limited to airborne geophysical surveys, which have identified multiple conductive features interpreted to reflect graphitic or structurally disrupted basement rocks. These conductive corridors, combined with interpreted fault structures, are consistent with geological settings capable of hosting structurally controlled and basement-hosted uranium mineralization.

The project remains at an early stage of exploration, with no historical drilling completed and work to date focused on geophysical target development to support future exploration programs.

Property Claims Table: Summary of Mineral Dispositions

Disposition Number	Holder	Expiry Date	Annual Holding Cost (CAD)	Size (Ha)
MC00017697	Denison Mines Corp	2026-01-04	$84,579.14	5638.609
MC00017698	Denison Mines Corp	2026-01-04	$79,398.89	5293.259
MC00017699	Denison Mines Corp	2026-01-04	$86,582.75	5772.183
MC00017700	Denison Mines Corp	2026-01-04	$83,507.75	5567.183
MC00017701	Denison Mines Corp	2026-01-04	$83,705.19	5580.346
MC00017702	Denison Mines Corp	2026-01-04	$89,465.25	5964.35
MC00017703	Denison Mines Corp	2026-01-04	$85,281.69	5685.446
MC00017704	Denison Mines Corp	2026-01-04	$80,811.65	5387.443
MC00017705	Denison Mines Corp	2026-01-04	$89,626.17	5975.078
MC00017706	Denison Mines Corp	2026-01-04	$88,119.90	5874.66
MC00017707	Denison Mines Corp	2026-01-04	$80,973.45	5398.23
MC00017708	Denison Mines Corp	2026-01-04	$41,805.99	2787.066
MC00017709	Denison Mines Corp	2026-01-04	$42,865.20	2857.68
MC00017711	Denison Mines Corp	2026-01-04	$89,802.57	5986.838
MC00017713	Denison Mines Corp	2026-01-04	$59,453.15	3963.543
MC00017714	Denison Mines Corp	2026-01-04	$12,792.90	852.86

TOTAL NUMBER OF CLAIMS = 16 | TOTAL AREA = 194,188 acres (78,585 hectare)

An Assessment Report has been filed with the Saskatchewan Ministry of Energy and Resources for the 2025 MobileMT Survey. Once accepted the Mineral Dispositions will be in good standing until 2027-01-04

Exploration Permits

The company has applied for a MEP with Saskatchewan Ministry of Environment which would allow the company to conduct multiple ground based geophysical/geochemical surveys and diamond drilling over a 3 year period.

Current Exploration

In 2025, Foremost Clean Energy completed a helicopter-borne MobileMT electromagnetic and magnetic survey over GR, acquiring approximately 4,543 line-kilometres of data across 823 km². The survey was designed to characterize subsurface resistivity and magnetic responses to support interpretation of structural architecture and alteration relevant to uranium exploration. Results defined a complex geophysical environment with laterally extensive and vertically persistent conductive and resistive domains, including linear conductive trends associated with the Grease River Shear Zone. Inverted resistivity models and integrated magnetic data highlight multiple structurally controlled conductive corridors interpreted as potential fluid pathways, providing a framework for refining and prioritizing future exploration targets.

Project Advancement

Upon receipt of the MEP the company intends to conduct a ground based ANT survey with the goal of identifying velocity anomalies within the Athabasca sandstone which could indicate the presence of hydrothermal alteration associated with uranium mineralized systems.

Blackwing Project

The Blackwing Project (“Blackwing” or the “Project) comprises three mineral claims totaling approximately 25,753 acres (12,627.33 hectares), located in northern Saskatchewan. The project is centered on Latitude: 58.9923° N, Longitude: 109.6556° W. The Project is situated in a region characterized by prospective regional-scale structural features associated with the Black Bay Fault. Exploration to date has been limited and no drilling has been completed on the property. Exploration work primarily consists of airborne geophysical surveys that have identified conductive trends requiring further evaluation.

Figure 15. Blackwing Project

The Project remains at an early stage of exploration, and infrastructure in the area is limited, with access currently dependent on seasonal roads and helicopter support.

Property Claims Table: Summary of Mineral Dispositions

Disposition Number	Holder	Expiry Date	Annual Holding Cost (CAD)	Size (Ha)
MC00017710	Denison Mines Corp.	2026-01-04	$72,249.09	4817
MC00017712	Denison Mines Corp.	2026-01-04	$38,765.82	2584
MC00017715	Denison Mines Corp.	2026-01-04	$78,395.12	5226

TOTAL NUMBER OF CLAIMS = 3 | TOTAL AREA = 25,753 acres (12,627.33hectares)

An Assessment Report has been filed with the Saskatchewan Ministry of Energy and Resources for the 2025 MobileMT Survey. Once accepted the Mineral Dispositions will be in good standing until 2027-01-04.

Exploration Permits

The Company has applied for a MEP with Saskatchewan Ministry of Environment which would allow the Company to conduct multiple ground based geophysical/geochemical surveys and diamond drilling over a 3 year period.

Current Exploration

In 2025, Foremost completed a helicopter-borne MobileMT electromagnetic and magnetic survey over the Blackwing, acquiring approximately 717 line-kilometres of data across 129 km². The survey was designed to characterize subsurface resistivity and magnetic properties to support interpretation of structural architecture and potential alteration associated with uranium mineralization. Results defined a structurally complex geophysical environment with laterally extensive and vertically persistent conductive and resistive domains, including conductive trends associated with the Black Bay Fault. Inverted resistivity models and integrated magnetic data highlight multiple deep-rooted, structurally controlled conductive corridors, providing a framework for refining and prioritizing future exploration targets.

Project Advancement

Upon receipt of the MEP we intends to conduct a ground based ANT survey with the goal of identifying velocity anomalies within the Athabasca sandstone which could indicate the presence of hydrothermal alteration associated with uranium mineralized systems.

Lithium Market Fundamentals

The lithium market experienced substantial growth between 2020 and 2023 as demand from battery manufacturers and electric vehicle producers increased rapidly. During this period, lithium prices rose significantly in response to strong demand growth, supply chain constraints and expanding global battery production capacity.

Beginning in 2023 and continuing through 2024, lithium markets experienced increased volatility and pricing pressure due to higher global supply levels, slower-than-expected EV market growth in certain jurisdictions and increased inventories throughout portions of the battery supply chain. In response to lower lithium prices and changing market conditions, a number of market participants announced production curtailments, project delays and reductions in capital expenditures.

Despite recent pricing weakness, many industry forecasts continue to project long-term growth in lithium demand associated with global electrification trends, battery manufacturing expansion and energy storage deployment. The timing and extent of future market recovery, however, remain uncertain and are dependent on numerous factors, including EV adoption rates, government policy, technological developments, battery chemistry changes, recycling capacity and future lithium supply additions.

Figure 16– 10 Year Lithium Price Chart (Daily Metals Pricing May 2026)

Electric Vehicle and Battery Demand

Lithium-ion batteries remain the dominant battery technology used in electric vehicles and stationary energy storage systems. Governments in several jurisdictions, including the United States, Canada and the European Union, have introduced policies and incentives intended to support domestic battery supply chains, critical mineral development and electrification initiatives.

Growth in battery manufacturing capacity and increased investment in energy storage infrastructure have contributed to long-term expectations for increased lithium consumption. In addition to EV demand, stationary battery energy storage systems are increasingly being deployed to support renewable energy integration, grid reliability and backup power applications.

The lithium industry remains subject to evolving technologies, changing consumer demand and ongoing advancements in battery chemistry. Alternative battery technologies, improvements in battery efficiency, recycling advancements and substitution of raw materials could affect future lithium demand.

Figure 17. Electric Vehicle Battery Demand by Mode, 2018-2024 (IEA 2025)

Figure 18 – Electric Vehicle Battery Demand by Region, 2023-2035 (IEA 2024 Data and Vehicle and Battery Demand)

Supply Chain and Critical Minerals Strategy

Recent geopolitical developments and supply chain disruptions have increased governmental and industry focus on developing domestic and allied-source supply chains for critical minerals, including lithium. North American policy initiatives, including provisions of the U.S. Inflation Reduction Act, have encouraged investment in regional battery manufacturing and critical mineral supply infrastructure.

Governments and market participants have also increasingly emphasized supply chain diversification, processing capacity development and secure access to battery raw materials. As a result, exploration and development activity involving lithium projects in North America has increased substantially in recent years.

Lithium Pricing Environment

Lithium pricing has historically been cyclical and subject to significant volatility. Market prices are influenced by a variety of factors, including global EV demand, battery manufacturing growth, supply additions from producing regions, inventory levels, government policy, technological developments and broader macroeconomic conditions.

After reaching historically elevated levels during 2022 and portions of 2023, lithium prices declined significantly through 2024 and into early 2025 as global supply growth outpaced near-term demand growth. Lower pricing conditions contributed to reduced operating margins for certain producers and resulted in delays, suspensions or reassessments of some lithium development projects and expansion plans globally.

Although some market participants anticipate improving supply-demand fundamentals over the longer term, future lithium prices remain uncertain and may continue to experience substantial fluctuations due to changing market conditions, technological developments, geopolitical events and the pace of global electrification initiatives.

Project Overview - Lithium Lane Properties

The Company’s Lithium Lane Properties comprises 78 discrete mineral claims totaling over 43,000 acres (17,500 hectares) in west-central Manitoba, Canada, near the historic mining town of Snow Lake. The portfolio consists of four properties: the Zoro Property, Jean Lake Property, Grass River Property, and Peg North Property. The Zoro Property is the Company’s most advanced lithium asset and the only property within the Lithium Lane portfolio that currently hosts an S-K 1300 compliant inferred mineral resource estimate.

Figure 19. Foremost’s Lithium Lane Properties

The Zoro Property currently hosts an inferred mineral resource estimate for Dyke 1 prepared in accordance with S-K 1300. The inferred mineral resource is estimated at 1,074,567 tonnes grading 0.91% Li₂O using a 0.3% Li₂O cut-off grade. The Lithium Lane Properties are situated within the Paleoproterozoic Flin Flon–Snow Lake Greenstone Belt and are associated with the regional Crowduck Bay Fault system and the Thompson Brothers Lithium Trend, a region recognized for lithium-bearing pegmatite mineralization. Spodumene-bearing pegmatites identified across the Zoro, Jean Lake, Grass River, and Peg North properties occur within a broader regional corridor that includes the Thompson Brothers and Sherritt Gordon pegmatite clusters.

The properties benefit from proximity to existing regional infrastructure, including hydroelectric power, the mining center of Snow Lake, rail access via the Hudson Bay Railway system, seasonal road networks, and airport access. Nearby infrastructure supporting exploration activities includes power lines, all-weather roads, helicopter access, and rail facilities in the Snow Lake and Wekusko Lake region. To date, more than $16.4 million has been invested in acquisition and exploration activities across the Lithium Lane Properties, with the majority of expenditures directed toward advancement of the Zoro Property.

Jurisdiction and Regulatory Framework

All the Company’s Lithium Lane Properties are located in Manitoba, Canada, a well-established mining jurisdiction with a long history of mineral exploration, mine development, and critical minerals production. Manitoba is recognized for its stable regulatory environment, established mining legislation, and significant hydroelectric power generation capacity, which supports energy-intensive mineral development activities.

Mining claims in Manitoba must be maintained in good standing through the completion and reporting of eligible exploration expenditures. Approved assessment work generates exploration credits that are applied to the claim. Manitoba currently requires minimum annual exploration expenditures calculated on a per-hectare basis, with expenditure requirements increasing for longer-held claims. Exploration camps, access roads, and other supporting infrastructure may also require additional Crown land authorizations and compliance with provincial environmental and operational standards.

In recent years, the Province of Manitoba and the Government of Canada have identified lithium and other battery metals as strategic critical minerals important to domestic supply chain development, electrification initiatives, and energy transition objectives. Provincial and federal programs supporting mineral exploration, infrastructure development, and critical minerals investment have contributed to increased exploration activity across Manitoba, including within the Snow Lake region.

Permitting and Environmental Oversight

Exploration activities on the Company’s Lithium Lane Properties are regulated by the Province of Manitoba through the Manitoba Mineral Resources Department and other applicable provincial and federal agencies. Mineral tenure and exploration activities are primarily governed by The Mines and Minerals Act (Manitoba) and related environmental and Crown land legislation.

The Company’s lithium properties are located on Crown land in Manitoba and are held through recorded mining claims issued by the province. While certain low-impact prospecting activities may generally be conducted without a permit, most exploration activities involving surface disturbance or mechanized equipment, including diamond drilling, trenching, line cutting, road construction, and temporary camps, require mineral exploration work permits.

Permit applications generally include exploration plans, environmental protection measures, reclamation procedures, and operational details. Exploration permits may also involve Crown-Indigenous consultation and are subject to conditions relating to environmental protection, water management, waste handling, wildfire prevention, and reclamation.

Work permits for mineral exploration activities may generally be issued for terms of up to three years and may be renewed or amended subject to regulatory approval.

Regional Geology – Snow Lake Pegmatite District

The Company’s Lithium Lane Properties are located within the Snow Lake region of west-central Manitoba, an established mining district within the Paleoproterozoic Flin Flon–Snow Lake Greenstone Belt of the Trans-Hudson Orogen. The region hosts numerous lithium-bearing pegmatite occurrences and deposits, including the Thompson Brothers, Tanco, and other spodumene-bearing pegmatite systems associated with the broader Wekusko Lake Pegmatite Field.

The properties are situated along or near the Thompson Brothers Lithium Trend and in proximity to the Crowduck Bay Fault, a significant regional structural feature associated with the emplacement of lithium-enriched pegmatites. Regional geology consists primarily of metamorphosed volcanic, sedimentary, and intrusive rocks intruded by granitic pegmatites of varying composition and fractionation.

Lithium mineralization in the district is primarily hosted within spodumene-bearing pegmatite dykes that occur as swarms or clusters within structurally controlled corridors. Pegmatite bodies in the Snow Lake region commonly occur as steeply dipping dykes that may extend continuously along strike and at depth. Regional exploration has identified numerous spodumene-bearing pegmatites within the district, supporting the prospectivity of the area for additional lithium discoveries.

The Company’s Zoro, Jean Lake, Peg North, and Grass River properties are all located within this broader pegmatite district and share similar regional geological characteristics associated with lithium-cesium-tantalum (“LCT”) pegmatite systems.

Climate, Physiography, and Infrastructure

The Snow Lake region of west-central Manitoba is characterized by a sub-humid boreal climate with short, cool summers and long, cold winters. Average summer temperatures are approximately 12.5°C, while winter temperatures may decline below -18°C. Exploration activities are generally conducted year-round, although seasonal weather conditions may affect access and operational timing.

The region consists primarily of boreal forest, glacial sediments, exposed bedrock, wetlands, and numerous lakes typical of the Canadian Shield. Topography is generally moderate, with locally exposed ridges and low-relief terrain.

The Lithium Lane Properties benefit from established regional infrastructure associated with the historic Snow Lake mining district. Regional access is supported by provincial highways, seasonal roads, winter roads, rail infrastructure, and nearby airports servicing the Snow Lake and Flin Flon regions. Manitoba’s electrical grid is predominantly supplied by hydroelectric generation, providing access to low-carbon power infrastructure within the province.

Access to certain properties, including portions of the Zoro and Grass River properties, may require helicopter, boat, ATV, or winter road access depending on seasonal conditions and the location of exploration activities.

The region has a long history of mining and mineral exploration and supports an established workforce, service sector, and logistical network capable of supporting ongoing exploration and potential future development activities.

Sampling, Analytical Methods and QA/QC

Analytical work for the Company’s lithium exploration programs was completed by accredited independent laboratories, including SGS Canada Inc. and Activation Laboratories Ltd., depending on the exploration program and time period. Drill core and rock samples were collected primarily as NQ-sized diamond drill core, logged, sampled, and securely transported under chain of custody procedures for preparation and geochemical analysis. Lithium analyses were completed using sodium peroxide fusion followed by ICP-AES or ICP-OES determination, methods considered appropriate for lithium-bearing pegmatite systems. Quality assurance and quality control procedures included the insertion of certified reference materials, blanks, duplicates, and pulp replicates to monitor analytical accuracy, precision, and potential contamination.

Lithium Industry and Competition

Lithium is a critical mineral primarily used in rechargeable lithium-ion batteries for electric vehicles, stationary energy storage systems, consumer electronics and other industrial applications. Global demand for lithium products has increased significantly over the past decade, driven largely by the electrification of transportation, growth in battery manufacturing capacity and increased deployment of renewable energy infrastructure.

Lithium chemicals commonly used in battery applications include lithium carbonate and lithium hydroxide, which are produced from a variety of lithium-bearing mineral and brine sources. Hard rock spodumene deposits, such as those found in pegmatite systems, represent a significant source of global lithium supply and are an important feedstock for lithium conversion facilities.

The Lithium Lane Properties

Zoro Property

This section was prepared based primarily on the S-K 1300 Technical Report Summary titled Technical Report on the Zoro Lithium Project, Snow Lake, Manitoba dated January 16, 2023, prepared for Foremost Lithium Resource and Technology Ltd. by Qualified Persons Mark A. F. Fedikow, P.Geo., P.Eng., CPG, and Scott Zelligan, P.Geo. The S-K 1300 Technical Report Summary incorporates and updates information derived from the prior NI 43-101 Technical Report on the Zoro Lithium Project dated July 6, 2018.

The Zoro Lithium Project (the “Zoro Project” or the “Project”) is a hard rock lithium exploration project located near the eastern shore of Wekusko Lake in west-central Manitoba, Canada, approximately 20 km east of the mining community of Snow Lake, Manitoba. The project is centred on Latitude: 54.8575° N, Longitude: 99.6461° W. The Project is situated within the Paleoproterozoic Flin Flon–Snow Lake Greenstone Belt, a well-established mining district with significant existing mining infrastructure and access to skilled labor.

The Project hosts spodumene-bearing LCT pegmatite dykes occurring within mafic volcanic and sedimentary host rocks. Exploration to date has identified multiple pegmatite dykes across the property, including Dyke 1, which is the subject of the current inferred mineral resource estimate.

Figure 20. Location map for the Zoro Lithium Project, Snow Lake, Manitoba

The Company believes the Project benefits from favorable regional infrastructure, including proximity to provincial highways, power transmission lines, rail infrastructure, and mining services available from Snow Lake and Flin Flon.

ZORO LITHIUM PROJECT
N
Snow Lake
Airport
9.8km
Roberts Lake
1.2km
Powerline
Wekusko Lake
Hwy 392
24.7km
Hwy 39
Railway
0
10km
Winnipeg (570km SE)

Figure 21. Infrastructure in the vicinity of the Zoro Lithium Project

Property Description and Ownership

The Zoro Project consists of 16 mineral claims totaling approximately 8,377 acres/3,390 hectares centred on Latitude: 54.8545° N, Longitude: 99.6410° W. in Manitoba, Canada. Foremost holds a 100% ownership interest in the original Zoro 1 claim and has secured rights to the remaining claims through option agreements with Strider Resources Ltd. The Company has satisfied all required cash payments, share issuances, and exploration expenditure commitments necessary to earn its interests in the optioned claims. Certain claims remain subject to a 2% net smelter return royalty retained by the optionor.

The mineral claims are in good standing under applicable Manitoba mining legislation. Surface rights are controlled by the Province of Manitoba. To the Company’s knowledge, there are no known environmental liabilities, encumbrances, or other material factors adversely affecting title to the Project.

The property claims table below summarizes the mineral claims comprising the Zoro Project:

Property Claims Table

Claim Name	Claim Number	Holder	Expires	Annual Holding Cost (CAD)	Size (Ha)
ZORO 1	P1993F	Foremost Clean Energy Ltd.	2067-05-13	$1,300	52
JAKE	P3558F	Strider Resources Ltd.	2042-09-01	$6,250	250
BERT	MB6304	Strider Resources Ltd.	2047-05-16	$4,425	205
BERT	MB797	Strider Resources Ltd.	2045-08-15	$5,200	235
JAKE 9	P3031F	Strider Resources Ltd.	2040-05-26	$6,400	256
JAKE 1054	MB1054	Strider Resources Ltd.	2040-07-16	$6,000	240
JAKE 2655	MB2655	Strider Resources Ltd.	2040-07-16	$6,375	255
JAKE 3557	P3557F	Strider Resources Ltd.	2040-09-01	$6,400	256
JAKE 54199	W54199	Strider Resources Ltd.	2041-01-07	$3,275	131
JAKE 10	P3032F	Strider Resources Ltd.	2042-08-28	$4,325	173
JAKE 2412	MB2412	Strider Resources Ltd.	2040-07-16	$6,400	256
JAKE 2413	MB2413	Strider Resources Ltd.	2040-07-16	$4,900	196
JAKE 54745	W54745	Strider Resources Ltd.	2040-07-08	$6,125	245
CRO 5734	MB5734	Strider Resources Ltd.	2040-04-11	$4,800	192
BAZ 12131	MB12131	Strider Resources Ltd.	2032-03-10	$4,800	192
BAZ12133	MB12133	Strider Resources Ltd.	2032-03-10	$6,400	256

TOTAL NUMBER OF CLAIMS = 16 | TOTAL AREA = 8,377 acres (3,390 hectares)

Accessibility and Infrastructure

The Project is accessible from the Town of Snow Lake via Provincial Highway 392 to Bartlett’s Landing, followed by water access across Wekusko Lake and seasonal trail access to the property. Helicopter and floatplane access are also available through local charter operators based in Snow Lake.

The Project is located within approximately:

●	10 km of paved Highway 392;
●	5 km of a regional power transmission line servicing Snow Lake;
●	20 km of rail infrastructure at Wekusko siding; and
●	20 km of the Snow Lake airport.

The surrounding region has extensive mining history and infrastructure, including nearby mining operations operated by Hudbay Minerals Inc. The Company believes the area provides access to experienced mining and exploration personnel, equipment suppliers, transportation infrastructure, and support services.

Project Geology

The Project area is underlain principally by mafic volcanic rocks and sedimentary units of the Roberts Lake allochthon and Missi Group sediments. Lithium mineralization occurs within spodumene-bearing pegmatite dykes that strike generally northwest and dip steeply. The pegmatites are composed primarily of quartz, feldspar, spodumene, tourmaline, muscovite, garnet, and beryl.

Spodumene mineralization is concentrated within the cores of many pegmatite dykes. Several dykes exhibit internal zonation and structural disruption associated with post-emplacement tectonic activity.

Figure 22. Geology of the Zoro Lithium Project

The Project is classified as an LCT pegmatite system comparable in geological style to other spodumene-bearing pegmatite deposits in Canada and internationally.

Exploration History

Lithium-bearing pegmatites at the Zoro Project were initially discovered in the 1950s. Historic exploration conducted between 1956 and 1958 by Green Bay Mining & Exploration Ltd. included trenching, geological mapping, sampling, and approximately 8,469 meters of diamond drilling across multiple pegmatite dykes.

Historic exploration identified seven principal pegmatite dykes on the property and reported lithium mineralization from several zones. Historic estimates prepared prior to the implementation of S-K 1300 suggested potentially significant lithium mineralization; however, these historical estimates are not considered current mineral resources or mineral reserves and should not be relied upon. Subsequent exploration programs by Force Energy Ltd. and the Company included:

●	trench rehabilitation and channel sampling;

●	geological mapping;

●	Mobile Metal Ion (MMI) geochemical surveys;

●	diamond drilling;

●	petrographic and mineralogical studies; and

●	three-dimensional geological interpretation.

The Company completed multiple phases of drilling between 2016 and 2024 focused primarily on Dyke 1 and additional pegmatite targets.

Looking Northeast
FAR17-025
FAR17-024
FAR17-011
FAR17-012
FAR17-020
FAR17-007
FAR17-011
FAR17-009
FAR17-021
FAR17-022
FAR17-026
FAR17-008
FAR17-013
FAR17-019
FAR17-015
FAR16-006
FAR17-018
FAR16-005
FAR17-016
FAR16-003
FAR16-002
FAR17-014
FAR17-017
FAR16-004
FAR16-001
200 Elev
100 Elev
0 Elev
-100 Elev
Dyke 1
0
100m

Figure 23. Reconstruction of Dyke 1 Based on Drill Information at the Time of S-K 1300 Filing

Mineral Resource Estimate

The current mineral resource estimate for Dyke 1 was prepared in accordance with S-K 1300 standards and is based on drilling, geological modeling, and associated technical studies completed through 2018. The Project hosts an inferred mineral resource for Dyke 1 of approximately 1,074,567 tonnes grading 0.91% Li2O using a 0.3% Li2O cutoff grade.

The following table 1 summarizes the base case inferred mineral resource estimate:

Table 1: Base Case Inferred Resource estimate, using 0.3% Li2O, and sensitivities to tonnage and grade based on increased cutoffs.

Li2O (%) Cut-off	Tonnes	Li2O (%)	Be (ppm)	Cs (ppm)	Ga (ppm)	Rb (ppm)	Ta (ppm)
0.3	1,074,567	0.91	182	198	51	1212	43
0.4	946,402	0.99	180	201	51	1203	43
0.5	881,815	1.03	179	203	51	1197	43
0.6	780,350	1.09	180	207	52	1196	42
0.7	721,660	1.13	179	208	52	1190	42
0.8	629,578	1.18	181	210	52	1174	42
0.9	515,652	1.26	183	211	53	1152	43
1.0	419,961	1.33	188	212	54	1135	43

The resource estimate also includes by-product concentrations of beryllium, cesium, gallium, rubidium, and tantalum.

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

The metal price used for this determination is based on a Spodumene concentrate of 6% Li2O and a price of 3,300 US$/t concentrate. The Qualified Person feels this is reasonable given the long-term anticipated demand for the commodity, the long-term timeline of this Project. The operating cost assumptions are sourced from comparable open pit projects in Canada. A cut-off grade of 0.3 % was used for reporting, based on comparable open pit projects in Canada and the open pit optimization results. Optimized pit shells were generated by an Open Pit Engineering consultant to establish reasonable prospects for eventual economic extraction. The pit shells were run on the regular model cells, with blocks measuring 2.5 x 2.5 x 2.5 m. The pit slope angle was set at 50° based on preliminary estimate of the rock quality. Key input assumptions are summarized in the table 2 below. Comparable properties are referenced, and averages derived from publicly available industry databases.

This 0.3% Li2O cut-off grade was used to measure our resources as, according to our S-K 1300 Report, that is a reasonable grade necessary to cover estimated production costs in accordance with the following criteria (in US dollars):

Table 2: Open Pit Optimization Inputs

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

Metallurgy and Mineral Processing

Historic metallurgical testing was conducted on representative spodumene-bearing pegmatite material from the Project. Historical test work indicated challenges associated with mineral liberation and separation using methods available at the time. The Company believes additional metallurgical testing and process optimization studies will be required to evaluate potential concentrate production and downstream processing alternatives.

No current feasibility study, pre-feasibility study, or economic analysis has been completed for the Project.

Environmental and Permitting Matters

The Zoro Project remains an exploration-stage property. As such, comprehensive environmental impact studies have not yet been completed.

Exploration activities are conducted under permits issued by Manitoba regulatory authorities. The Project is located within a historic mining region with established mining infrastructure and long-standing mining activity.

The Company maintains ongoing communications with local stakeholders and regulatory authorities in connection with exploration activities.

At this stage of development, the Company is not aware of any material environmental liabilities or permitting issues that would materially impact ongoing exploration activities.

Recent Exploration Activities and Development Strategy

Subsequent to the filing of the January 2023 S-K 1300 Technical Report Summary, the Company completed additional metallurgical studies, geophysical surveys, and exploration drilling programs at the Zoro Project. These activities have not yet been incorporated into an updated S-K 1300 Technical Report Summary and therefore have not been included in the current mineral resource estimate.

Metallurgical test work was completed in March 2023, including programs conducted with SGS Canada Inc. and XPS Expert Process Solutions, indicated the potential to produce spodumene concentrate grades approaching 6% Li₂O. Follow-up dense media separation and flotation testing reported lithium recoveries of approximately 81.6% at a spodumene concentrate grade of approximately 5.88% Li₂O. The Company believes these results demonstrate encouraging metallurgical characteristics for spodumene recovery; however, additional metallurgical testing and engineering studies remain necessary.

The Company also completed additional drilling programs in 2022 and 2024 targeting Dyke 1 and regional pegmatite targets identified through geological, geochemical, and geophysical exploration. The 2022 drilling program resulted in the identification of additional spodumene-bearing pegmatite mineralization, including a newly identified pegmatite dyke. During the 2024 winter drill campaign, drilling completed southeast of Dyke 1 returned multiple spodumene-bearing intercepts and extended the interpreted strike length of Dyke 1 from approximately 265 metres to more than 400 metres. These drilling results support the potential continuity and expansion of lithium mineralization at the Project, although the current inferred mineral resource estimate has not yet been updated to incorporate these results.

Table 3: 2024 Zorro Assay Results from Dyke 1

Hole ID	NQ Core Sample	Depth (m)	Width (m)	Li (ppm)	Li2O (%)	Cs (ppm)	Ta (ppm)
FL24-009	FL009-029	199.00 - 199.96	0.96	10009	2.155	125	21.6
	FL009-030	199.96 - 201.00	1.04	6686	1.439	149	28.4
	FL009-033	201.00 - 202.00	1.00	601	0.129	187	10.1
	FL009-034	202.00 - 202.92	0.92	4690	1.01	141	22.5
	FL009-035	202.92 - 203.97	1.05	4815	1.037	106	17.7
	FL009-036	203.97 205.00	1.03	2341	0.504	170	19.4
FL24-009	FL009-061	235.98 237.00	1.02	2520	0.542	123	36.4
	FL009-062	237.00 237.97	0.97	7262	1.563	366	46.4
	FL009-064	237.97 238.99	1.02	11420	2.458	270	35.8
	FL009-065	238.99 240.09	1.10	7493	1.613	303	39
	FL009-066	240.09 241.00	0.91	6567	1.414	247	49.8
FL24-010	FL010-024	176.22 176.85	0.63	5036	1.084	375	70.5
	FL010-026	176.85 177.48	0.63	166	0.036	460	41.7
	FL010-027	177.48 178.11	0.63	2246	0.483	550	34.3
	FL010-028	178.11 178.80	0.69	7664	1.65	419	34.5
	FL010-029	178.80 179.48	0.68	9405	2.025	281	34.6
	FL010-030	179.48 180.73	1.25	287	0.062	133	67.2
	FL010-033	180.73 181.99	1.26	1758	0.378	253	39.9
	FL010-034	181.99 183.05	1.06	6104	1.314	494	71.3
	FL010-035	183.05 184.06	1.01	11270	2.426	305	87.6
	FL010-036	184.06 185.08	1.02	8493	1.828	254	108
	FL010-037	185.08 186.10	1.02	4687	1.009	520	102
FL24-020	FL020-029	232.00 233.00	1.00	4933	1.062	191	70.1
	FL020-030	233.00 234.00	1.00	3397	0.731	283	52.6
	FL020-033	234.00 235.00	1.00	4779	1.029	344	64.1
	FL020-034	235.00 236.03	1.03	2642	0.569	325	70.9
	FL020-035	236.03 237.00	0.97	458	0.099	147	35.5
	FL020-036	237.00 238.00	1.00	5580	1.201	192	37.3
	FL020-037	238.00 239.03	1.03	2400	0.517	285	40.9
	FL020-039	239.03 240.00	0.97	3043	0.655	210	47.8
	FL020-040	240.00 241.05	1.05	6215	1.338	215	34.1

The results of exploration activities completed to date continue to support the Company's view that the Zoro Project represents a highly prospective lithium exploration asset with opportunities for both resource growth and new discoveries. Based on current geological understanding and exploration results, the Company has identified several factors that support the Project's ongoing potential and future development opportunities.

The Company believes the Zoro Project continues to demonstrate significant exploration potential due to:

●	the presence of multiple spodumene-bearing pegmatite dykes identified across the property;
●	demonstrated continuity and extension of mineralization at Dyke 1 through recent drilling;
●	the potential for additional concealed pegmatite discoveries beneath overburden cover and along interpreted structural corridors; and
●	the Project’s favorable regional geological setting within the Snow Lake pegmatite district and Thompson Brothers Lithium Trend associated with LCT pegmatite systems.

Project Advancement

We aim to refine our future drilling targets, further expanding the resource potential at Dyke 1 and throughout our Lithium Lane projects. With the continuous presence of spodumene pegmatite observed in recent drilling and the property's openness at depth and to the southeast, we are well-positioned to contribute to North America's lithium supply. Future work programs may include:

●	additional infill and step-out drilling at Dyke 1;
●	regional exploration drilling of additional pegmatite targets;
●	expansion of MMI geochemical surveys and integration of geophysical targeting data;
●	additional metallurgical and mineral processing studies;
●	environmental baseline and permitting studies; and
●	preliminary economic evaluation and related technical studies.

The Company’s exploration strategy is focused on increasing the size and confidence level of existing mineral resources while identifying additional spodumene-bearing pegmatite targets across the broader property package.

Other Lithium Lane Projects

In addition to the Zoro Property, the Company’s Lithium Lane portfolio includes the Jean Lake, Grass River, and Peg North properties located within the Snow Lake pegmatite district of west-central Manitoba, Canada. These exploration-stage properties are situated along or near the Thompson Brothers Lithium Trend and the regional Crowduck Bay Fault system, an area recognized for LCT pegmatite mineralization. Collectively, the properties comprise a large land position prospective for spodumene-bearing pegmatite discoveries and include numerous mapped pegmatite occurrences, drill-indicated pegmatite dykes, regional geochemical anomalies, and historical exploration targets. Exploration activities completed across the properties have included airborne geophysical surveys, geological mapping, prospecting, geochemical sampling, trenching, and diamond drilling. While none of the Jean Lake, Grass River, or Peg North properties currently host mineral resources or mineral reserves prepared in accordance with S-K 1300, the Company believes the properties remain prospective for additional lithium-bearing pegmatite discoveries based on their regional geological setting, proximity to known lithium occurrences, and results from ongoing exploration programs.

425000
450000
475000
6100000
6075000
Snow Lake
Herb Lake
FOREMOST
CLEAN ENERGY
Lithium Lane Projects
Zorro 1
Zorro Strider Option
Jean Lake Claims
Peg North Claims
Grass River Claims
Jol Claims
Northern MB Community
MB HWY
Railroad
Transmission Line
0
5
10 km
(EPSG:26914)

Figure 24. Lithium Lane Projects

Jean Lake Gold and Lithium Property

The Jean Lake Gold and Lithium Property (“Jean Lake” or the “Project”) is an exploration-stage lithium and gold property located approximately 15 kilometers east of the historic mining community of Snow Lake in west-central Manitoba, Canada, within the Paleoproterozoic Flin Flon–Snow Lake Greenstone Belt. The property is centred on Latitude: 54.8210° N, Longitude: 99.7702° W. The property consists of five mineral claims totaling approximately 2,476 acres (1,002 hectares).

440000
450000
6080000
6070000
6060000
Snow Lake
Wekusko Lake
Herb Lake
FOREMOST
CLEAN ENERGY
Jean Lake Project
Jean Lake Mining Claim
MB Mining Claim
Northern MB Community
Transmission Line
MB HWY
0
2.5
5 km
(EPSG:32614)

Figure 25. Jean Lake Project

Jean Lake is accessible by fixed-wing or rotary aircraft from Snow Lake and seasonally by boat access from Bartlett’s Landing on Provincial Road 39. The Property hosts spodumene-bearing pegmatite mineralization associated with the historic B1-B2 pegmatite system and structurally controlled gold mineralization hosted within altered mafic intrusive rocks of the Rex Lake Plutonic Complex (“RLPC”). Exploration completed on the Property has included geological mapping, prospecting, UAV-assisted magnetic surveys, geochemical sampling, trenching, and diamond drilling programs targeting both lithium-bearing pegmatites and gold mineralization.

Property Claims Table

Claim Name	Claim Number	Holder	Expires	Annual Holding Cost (CAD)	Size (Ha)
MB8247	JOL8247	Foremost Clean Energy Ltd.	2084-04-12	$2,912.50	233
MB8248	JOL8248	Foremost Clean Energy Ltd.	2084-04-12	$2,587.50	207
MB8428	JOL8428	Foremost Clean Energy Ltd.	2084-06-29	$3,187.50	255
MB9419	JOL9419	Foremost Clean Energy Ltd.	2084-10-30	$2,050.00	143
MB8429	JOL8429	Foremost Clean Energy Ltd.	2084-06-29	$1,787.50	164

TOTAL NUMBER OF CLAIMS = 5 TOTAL AREA = 2,476 ACRES (1,002 Hectares)

Exploration Permits

In March 2026, the Company submitted an exploration permit application to the Manitoba Permit Office seeking authorization to conduct ground-based geophysical surveys and multiple diamond drilling programs on portions of claims JOL 8429, JOL 8427, and JOL 9419. If approved, the permit would support continued evaluation of lithium-bearing pegmatites and structurally controlled gold mineralization identified through prior exploration programs.

Exploration

Exploration activities at Jean Lake have focused on evaluating both spodumene-bearing pegmatite mineralization and structurally controlled gold mineralization identified across the property. Historical and recent exploration programs have included airborne magnetic and LiDAR surveys, geological mapping, prospecting, soil geochemistry, trenching, and diamond drilling.

During 2022 and 2023, the Company completed an inaugural diamond drilling program totaling approximately 3,002 meters designed to test lithium and gold targets generated through integrated geophysical, geochemical, and prospecting programs. Drilling at the B1-B2 pegmatite system intersected spodumene-bearing pegmatite mineralization, including 1.26% Li₂O over 3.35 meters in drill hole FM23-01A. Drilling and surface mapping indicated that the B1 and B2 pegmatites likely represent a single pegmatite dyke with an interpreted strike length exceeding 325 meters.

The 2022-2023 drilling program also intersected multiple zones of gold mineralization associated with altered and sheared mafic intrusive rocks. Significant drill intersections included 11.27 g/t Au over 2.75 meters in drill hole FM23-04A, including 91.8 g/t Au over 0.32 meters, and 7.50 g/t Au over 7.66 meters in drill hole FM23-08, including 29.95 g/t Au over 1.77 meters.

Table 1: 2023 Jean Lake Lithium Assay Results

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

Table 2: 2023 Jean Lake Gold Assay Results

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
						6.86 g/t Au for 0.54m from 25.30m-25.84m
						and
						1.27 g/t Au for 2.4m from 69.6m-72m

Results from the 2025 drill program confirmed the presence of a near-surface, structurally controlled gold system along and adjacent to the Valkyrie Trend, with mineralization identified over approximately 600 metres of strike length. Significant gold results included 12.7 g/t Au over 2.1 metres in hole JL25-001, including 40.0 g/t Au over 0.6 metres; 10.7 g/t Au over 5.6 metres in hole JL25-002, including 82.0 g/t Au over 0.7 metres; 9.0 g/t Au over 3.4 metres in hole JL25-003, including 34.2 g/t Au over 0.8 metres; 9.4 g/t Au over 2.2 metres in hole JL25-010, including 27.9 g/t Au over 0.7 metres; and 6.2 g/t Au over 2.6 metres in hole JL25-009, including 31.1 g/t Au over 0.5 metres. These results, together with previously reported drilling, support the Company’s interpretation of a gold-bearing structural corridor that remains open for further exploration along strike and at depth. A complete list of significant gold results is presented in Table 3.

The 2025 drill program also produced positive lithium results from the B1 Pegmatite. Hole JL25-005B intersected multiple spodumene-bearing intervals, including 1.6% Li2O over 5.0 metres from 52.0 metres, including 2.8% Li2O over 2.1 metres, and 1.5% Li2O over 4.8 metres from 62.6 metres, including 2.3% Li2O over 0.8 metres. These lithium results, together with the gold results from the Valkyrie Trend, continue to support the interpretation of Jean Lake as a multi-commodity exploration project with both gold and lithium potential.

Table 3 - 2025 Jean Lake Gold Assay Results

Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)
JL25-001	53.5	55.0	1.5	3.9
JL25-001	74.0	80.7	6.7	1.2
JL25-001	118.2	120.3	2.1	12.7
JL25-002	100.5	106.1	5.6	10.7
JL25-002	113.1	115.3	2.2	5.0
JL25-002	179.5	181.0	1.5	1.5
JL25-003	89.1	91.7	2.6	2.7
JL25-003	104.5	111.5	7.0	1.8
JL25-003	127.8	131.2	3.4	9.0
JL25-004	87.0	88.5	1.5	1.3
JL25-004	90.0	91.5	1.5	3.2
JL25-004	101.7	103.3	1.6	2.7
JL25-006	36.0	38.5	2.5	2.6
JL25-006	142.0	143.5	1.5	3.8
JL25-006	156.0	156.6	0.6	2.6
JL25-006	169.5	176.2	6.7	2.9
JL25-007	29.5	31.0	1.5	2.6
JL25-007	43.4	48.8	5.4	2.6
JL25-007	52.0	53.7	1.7	1.2
JL25-007	126.5	127.0	0.5	4.7
JL25-009	15.4	24.5	9.1	1.5
JL25-009	30.0	36.7	6.7	1.6
JL25-009	52.5	55.1	2.6	6.2
JL25-010	14.2	15.5	1.3	1.2
JL25-010	26.0	27.5	1.5	1.3
JL25-010	48.0	50.2	2.2	9.4
JL25-011	11.2	17.2	6.0	1.2
JL25-012	52.9	53.5	0.5	12.5
JL25-014	79.5	81.0	1.5	1.2

Figure 26. Jean Lake Project Exploration Highlights

Following completion of the 2025 drill program, the Company completed a targeted re-sampling program of selected historical drill core from the 2023 exploration campaign. The re-sampling program focused on previously unassayed intervals from select drill holes along the Valkyrie and Midas trends and was intended to improve the Company’s understanding of grade distribution and mineralized continuity. Results included 1.10 g/t Au over 8.0 metres from 22.0 metres in hole FM23-25, including 6.9 g/t Au over 0.5 metres, and 0.64 g/t Au over 10.0 metres from 106.5 metres in hole FM23-08. The additional sampling provided further geological information and will be incorporated with the 2025 drill results to refine the Company’s geological model and assist in prioritizing future exploration targets at Jean Lake.

Project Advancement

The Company’s ongoing exploration strategy at Jean Lake is focused on further delineating known gold mineralization associated with the Valkyrie Trend and evaluating the continuity and expansion potential of the B1-B2 spodumene-bearing pegmatite system. Future exploration activities may include additional drilling, geophysical surveys, geological mapping, and geochemical sampling designed to test extensions of known mineralization and evaluate new exploration targets identified through prior exploration programs and regional geological interpretation.

Grass River Property

The Grass River Property (“Grass River”) is an exploration-stage lithium property located approximately 30 kilometers east of the historic mining community of Snow Lake, Manitoba, Canada, and approximately 6.5 kilometers east of the Company’s Zoro Property within the Snow Lake pegmatite district of west-central Manitoba. The Property is centred on 54.8971° N, Longitude: 99.4036° W. The consists of 29 mineral claims totaling approximately 15,664 acres (6,339 hectares). The Grass River Property is located along the Thompson Brothers Lithium Trend and hosts multiple pegmatite occurrences, including 10 pegmatites exposed in outcrop and seven drill-indicated spodumene-bearing pegmatite dykes identified through historical exploration and drilling programs. The property is underlain primarily by mafic volcanic rocks and related intrusive rocks of the Roberts Lake allochthon together with lesser Missi Group sedimentary rocks.

Figure 27. Grass River Lithium Project

Property Claims Table

Claim Name	Claim Number	Holder	Expiry Date	Annual Holding Cost (CAD)	Size (Ha)
GRC12708	MB12708	Foremost Clean Energy Ltd.	2029-01-11	$2,237.50	179
GRC12709	MB12709	Foremost Clean Energy Ltd.	2029-01-11	$3,200.00	256
GRC12710	MB12710	Foremost Clean Energy Ltd.	2029-01-11	$3,000.00	240
GRC12717	MB12717	Foremost Clean Energy Ltd.	2029-01-11	$3,000.00	240
GRC12718	MB12718	Foremost Clean Energy Ltd.	2029-01-11	$3,200.00	224
GRC12719	MB12719	Foremost Clean Energy Ltd.	2029-01-11	$3,000.00	224
GRC12721	MB12721	Foremost Clean Energy Ltd.	2029-01-11	$3,200.00	256
GRC12722	MB12722	Foremost Clean Energy Ltd.	2029-01-11	$3,200.00	256
GRC12723	MB12723	Foremost Clean Energy Ltd.	2029-01-11	$3,200.00	256
GRC12724	MB12724	Foremost Clean Energy Ltd.	2029-01-11	$2,712.50	217
GRC12725	MB12725	Foremost Clean Energy Ltd.	2029-01-11	$1,587.50	127
GRC12726	MB12726	Foremost Clean Energy Ltd.	2029-01-11	$2,400.00	192
GRC12727	MB12727	Foremost Clean Energy Ltd.	2029-01-11	$3,200.00	256
GRC12728	MB12728	Foremost Clean Energy Ltd.	2029-01-11	$3,200.00	256
GRC12729	MB12729	Foremost Clean Energy Ltd.	2029-01-11	$3,200.00	256
GRC12730	MB12730	Foremost Clean Energy Ltd.	2029-01-11	$2,712.50	217
GRC12731	MB12731	Foremost Clean Energy Ltd.	2029-01-11	$1,637.50	131
GRC12732	MB12732	Foremost Clean Energy Ltd.	2029-01-11	$2,487.50	199
GRC12733	MB12733	Foremost Clean Energy Ltd.	2029-01-11	$3,200.00	256
GRC12734	MB12734	Foremost Clean Energy Ltd.	2029-01-11	$3,200.00	256
GRC12735	MB12735	Foremost Clean Energy Ltd.	2029-01-11	$3,200.00	256
GRC12736	MB12736	Foremost Clean Energy Ltd.	2029-01-11	$2,712.50	217
GRC12737	MB12737	Foremost Clean Energy Ltd.	2029-01-11	$2,525.00	202
GRC12738	MB12738	Foremost Clean Energy Ltd.	2029-01-11	$2,575.00	206
GRC12739	MB12739	Foremost Clean Energy Ltd.	2029-01-11	$2,587.50	207
GRC12740	MB12740	Foremost Clean Energy Ltd.	2029-01-11	$2,587.50	207
GRC14699	MB14699	Foremost Clean Energy Ltd.	2029-12-04	$2,000.00	160
GRC14700	MB14700	Foremost Clean Energy Ltd.	2029-12-04	$2,000.00	160

TOTAL NUMBER OF CLAIMS = 29 | TOTAL AREA = 15,664 acres (6,339 hectares)

Exploration Permits

There are no active exploration permits for Grass River.

Exploration

Exploration activities at the Grass River Property have focused on evaluating spodumene-bearing pegmatite mineralization identified through historical exploration work, regional geological mapping, and modern geophysical and geochemical programs. Historical drilling programs identified seven drill-indicated spodumene-bearing pegmatite dykes across the property, while surface mapping and prospecting programs documented numerous exposed pegmatite bodies.

In 2022, the Company commissioned UAV-assisted magnetic and LiDAR surveys over portions of the Grass River Property to support structural interpretation and target generation. The survey program, completed between April and May 2022, comprised approximately 2,734 line-kilometers of airborne coverage and was designed to assist in defining the location, orientation, and geometry of prospective pegmatite bodies beneath overburden cover.

Additional prospecting and geological mapping programs completed during 2023 verified historical pegmatite occurrences previously documented in Manitoba assessment files and identified additional granitic pegmatite exposures across the property. Exploration activities during the 2023 field season were partially impacted by regional wildfire conditions and limited site accessibility.

Project Advancement

The Company believes the Grass River Property remains prospective for additional spodumene-bearing pegmatite discoveries due to the presence of multiple exposed pegmatites, favorable regional geology associated with LCT pegmatite systems, and the identification of drill-indicated pegmatite dykes through prior exploration programs. Future work will focus on refining drill targets through a combination of ground sampling and consolidation and integration of historic data.

Peg North Property

The Peg North Property (the “Peg North Property”) is an exploration-stage lithium property located within the historic Snow Lake mining district of west-central Manitoba, Canada, approximately 15 to 30 kilometers northeast of the town of Snow Lake. The Property is centred on Latitude: 54.9683° N, Longitude: 99.5354° W. The property consists of 28 mineral claims totaling approximately 16,697 acres (6,757 hectares), making it the largest property within the Company’s Lithium Lane portfolio outside of the Zoro Property. The Peg North Property is located along the northern extension of the Crowduck Bay Fault system and the broader Thompson Brothers Lithium Trend, a region recognized for LCT pegmatite mineralization. Historical exploration and regional geological mapping have identified multiple pegmatite occurrences across the Property, including five known pegmatite dykes. The property is underlain by volcanic, sedimentary, and intrusive rocks of the Flin Flon–Snow Lake Greenstone Belt and occupies a structurally prospective setting associated with regional faulting and pegmatite emplacement. Exploration activities completed on the Peg North Property have included geological mapping, prospecting, geochemical sampling, and airborne geophysical surveys targeting spodumene-bearing pegmatite mineralization.

Figure 28. Peg North Lithium Project

Property Claims Table

Claim Name	Claim Number	Holder	Expiry Date	Annual Holding Cost (CAD)	Size (Ha)
PEG 13176	MB13176	Strider Resources Ltd.	2035-06-05	$1,750.00	140
PEG 13177	MB13177	Strider Resources Ltd.	2030-06-05	$2,750.00	220
PEG 13181	MB13181	Strider Resources Ltd.	2030-06-05	$2,750.00	220
PEG 13178	MB13178	Strider Resources Ltd.	2034-06-05	$3,200.00	256
PEG 13182	MB13182	Strider Resources Ltd.	2030-06-05	$3,200.00	256
PEG 13184	MB13184	Strider Resources Ltd.	2030-06-05	$3,200.00	256
PEG 13179	MB 13179	Strider Resources Ltd.	2030-06-05	$3,200.00	256
PEG 13183	MB 13183	Strider Resources Ltd.	2035-06-05	$3,200.00	256
PEG 13282	MB13282	Strider Resources Ltd.	2029-05-06	$3,200.00	256
PEG 13285	MB13285	Strider Resources Ltd.	2030-05-18	$3,200.00	256
PEG 13283	MB13283	Strider Resources Ltd.	2030-05-06	$3,200.00	256
BEND 13286	MB13286	Strider Resources Ltd.	2030-05-06	$3,200.00	256
BEND 13284	MB13284	Strider Resources Ltd.	2030-05-06	$3,200.00	256
BEND 13210	MB13210	Strider Resources Ltd.	2029-01-12	$3,200.00	256
BEND 13209	MB 13209	Strider Resources Ltd.	2029-01-12	$3,200.00	256
BEND 12671	MB12671	Strider Resources Ltd.	2030-04-23	$3,200.00	256
BEND 13279	MB13279	Strider Resources Ltd.	2029-05-18	$3,200.00	256
BEND 13474	MB13474	Strider Resources Ltd.	2029-01-12	$3,200.00	256
BEND 13473	MB13473	Strider Resources Ltd.	2029-01-12	$3,200.00	256
BEND 13280	MB13280	Strider Resources Ltd.	2030-05-06	$3,200.00	256
BEND 13277	MB13277	Strider Resources Ltd.	2030-05-06	$3,200.00	256
BEND 13281	MB13281	Strider Resources Ltd.	2030-05-06	$3,200.00	256
BEND 13278	MB13278	Strider Resources Ltd.	2030-05-06	$3,200.00	256
LITH 13213	MB13213	Strider Resources Ltd.	2035-01-29	$2,375.00	190
LITH 13212	MB13212	Strider Resources Ltd.	2035-01-29	$2,150.00	172
LITH 13477	MB13477	Strider Resources Ltd.	2035-01-29	$3,062.50	245
LITH 13478	MB13478	Strider Resources Ltd.	2035-01-29	$3,100.00	248
LITH 13476	MB13476	Strider Resources Ltd.	2035-01-29	$2,525.00	202

TOTAL NUMBER OF CLAIMS = 28 | TOTAL AREA = 16,697 acres (6,757 hectares)

Exploration Permits

There are no active exploration permits for Peg North.

Exploration

Exploration activities at the Peg North Property have focused on identifying lithium-bearing pegmatites associated with regional structural corridors within the Snow Lake pegmatite district. Historical exploration has identified multiple pegmatite occurrences across the property, including pegmatite dykes associated with the Crowduck Bay Fault system.

In 2023, the Company completed geological mapping, prospecting, rock sampling, structural interpretation, and an MMI geochemical soil survey across the Property. The program included 51 rock samples and 177 MMI soil samples collected over structurally prospective target areas identified from historical data and airborne magnetic surveys.

Lithogeochemical analysis indicated that several pegmatite samples display geochemical characteristics consistent with evolved and fractionated LCT pegmatite systems, although no spodumene mineralization was identified at surface during the program. Results from the MMI survey identified localized lithium anomalies.

Project Advancement

The Company believes the Peg North Property remains prospective for additional spodumene-bearing pegmatite discoveries due to its favorable geological setting, regional structural controls, and proximity to known lithium mineralization within the Snow Lake district. The company intends to do further exploration as it encompass the northeastern extension of the Crowduck Bay Fault, a significant regional structural feature that is also present on the adjacent Jean Lake Property. Jean Lake has demonstrated significant gold mineralization in areas within and surrounding the Crowduck Bay Fault corridor, which supports further assessment of the interpreted extension of this structure onto Peg North.

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

Our Customers

At the current stage of development of our mineral resource projects, we are not yet in a position to establish a formal customer base, as we do not have sample products available for qualification. However, through our focused efforts on resource development and ongoing drilling activities, we anticipate generating interest from potential partners and customers in both the uranium and lithium markets. Our strategic partnership with Denison, a respected leader in the uranium sector, is expected to enhance our visibility and credibility among uranium industry stakeholders. As we advance our exploration and demonstrate the viability of our projects, we aim to attract leading companies in the nuclear energy and battery manufacturing sectors, thereby positioning ourselves as a future supplier of choice for lithium and uranium products.

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

Insurance

We currently insure our directors and officers through our D&O insurance policy and the Company also carries Commercial General Liability Insurance with Exploration Program coverage.

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

Organizational structure

We do not have any direct or indirect subsidiaries.

Property, Plants, and Equipment

The registered office of the Company is 400 - 666 Burrard Street, Vancouver, BC V6C 2X8 Canada. We also have a secondary Saskatchewan office located at 311 4th Ave N., Saskatoon, SK S7K 2L8. We believe that we will be able to obtain adequate facilities to accommodate our future expansion plans. For a description of the real property owned by us, please see the corresponding sections herein.

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

5.A. Operating Results

This management’s discussion and analysis of financial position and results of operations (“MD&A”) is prepared as of June 29, 2026 and should be read in conjunction with the audited consolidated financial statements of Foremost Clean Energy Ltd. (“Foremost” or the “Company”) for year ended March 31, 2026, with the related notes thereto. The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

The 2026 Financials and the financial information contained in this MD&A are prepared pursuant to IFRS and in accordance with the standards of the United States Public Company Accounting Oversight Board. As permitted by the rules of the U.S. Securities and Exchange Commission for foreign private issuers, we do not reconcile our financial statements to U.S. GAAP.

This MD&A reports the Company’s activities through March 31, 2026, unless otherwise indicated. All figures are expressed in Canadian dollars, unless otherwise noted. During the year ended March 31, 2026 (“Fiscal 2026”), the Company remained at the exploration stage, had not placed any of its mineral properties into production, and has not generated any revenues. The technical information in this MD&A has been reviewed by Cameron MacKay, P. Geo., Matthew Carter, P.Geo (Dahrouge Geological Consulting Ltd.) Lindsay Bottomer, P. Geo, Mark Fedikow, P. Geo, and Jordan Pearson, P. Geo (Dahrouge Geological Consulting Ltd.), who are Qualified Persons as defined by Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43- 101”).

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

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 43,000+ acres in Manitoba.

MINERAL PROPERTIES

During the year ended March 31, 2026, the following exploration expenditures were incurred on the exploration and evaluation of the Company’s assets:

	Manitoba Lithium-Gold Property	Lac Simard Property	Athabasca Uranium Property	Total

Acquisition costs
Balance, March 31, 2025	$2,917,160	$127,153	$6,716,449	$9,760,762
Cash	225,000	-	-	225,000
Shares	225,000	-	-	225,000
Others	615	-	-	615
Impairment	-	(127,153)	-	(127,153)
Balance, March 31, 2026	3,367,775	-	6,716,449	10,084,224

Exploration costs
Balance, March 31, 2025	11,168,336	-	395,687	11,564,023
Assay	307,061	-	147,598	454,659
Drilling	683,459	-	1,751,055	2,434,514
Field work	559,443	-	2,390,854	2,950,297
Geological, consulting, and other	324,700	-	892,029	1,216,729
Survey	-	-	1,948,982	1,948,982
Balance, March 31, 2026	13,042,999	-	7,526,205	20,569,204

Total Balance – March 31, 2026	$16,410,774	$-	$14,242,654	$30,653,428

During the year ended March 31, 2025, the following exploration expenditures were incurred on the exploration and evaluation of the Company’s assets:

	Winston Property	Manitoba Lithium-Gold Property	Lac Simard Property	Athabasca Properties	Total

Acquisition costs
Balance, March 31, 2024	$1,338,793	$2,616,392	$127,153	$-	$4,082,338
Cash	99,189	150,768	-	-	249,957
Shares	-	150,000	-	6,716,449	6,866,449
Spin-out	(1,437,982)	-	-	-	(1,437,982)
Balance, March 31, 2025	-	2,917,160	127,153	6,716,449	9,760,762

Exploration costs
Balance, March 31, 2024	419,233	10,592,842	-	-	11,012,075
Assay	-	55,945	-	-	55,945
Drilling	-	42,950	-	97,308	140,258
Geological, consulting, and other	28,940	676,599	-	298,379	1,003,918
Exploration cost recovery	-	(200,000)	-	-	(200,000)
Spin-out	(448,173)	-	-	-	(448,173)
Balance, March 31, 2025	-	11,168,336	-	395,687	11,564,023

Total Balance – March 31, 2025	$-	$14,085,496	$127,153	$7,112,136	$21,324,785

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

Both property agreements are each subject to a 2% NSR. The Company can acquire an undivided 50% interest in the NSR, being one-half of the NSR or a 1% NSR, from Strider Resources (“Strider”) by making a $1,000,000 cash payment to Strider, together with all accrued but unpaid NSR at the time, prior to the commencement of commercial production on the property.

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

The Option Agreement contains three (3) phases, as summarized below:

Phase 1

During the year ended March 31, 2025, the Company earned a 20% interest in the Exploration Properties (14.03% for Hatchet Lake), by completing the following:

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

The Company also issued 425,682 common shares to arm’s length parties for finders and advisory fees valued at $1,511,171.

Phase 2

To earn an additional 31% interest in the Exploration Properties (21.75% for Hatchet Lake), on or before October 4, 2027, Foremost must:

●	Pay Denison $2,000,000 in cash or common shares or a combination thereof, at the discretion of Foremost; and

●	Incur $8,000,000 in exploration expenditures on the Exploration Properties (incurred cumulative exploration expenditures of $7,526,205 through March 31, 2026).

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

Ownership Details

On July 30, 2021, the Company entered into an option agreement with Mount Morgan Resources Ltd. (“Mount Morgan”) to acquire a 100% interest in the Jean Lake lithium-gold project. The option agreement provides that in order for the Company to earn a 100% interest in the project it is required to make the following cash payments and share issuances to Mount Morgan. The Company earned a 100% interest in the Jean Lake property by paying $250,000 in cash and by issuing $250,000 in shares (47,299 shares issued) and incurring $500,000 in exploration expenditures. The property agreement is subject to a 2% net smelter return royalty (the “NSR”). The Company can acquire an undivided 50% interest in the NSR, being one-half of the NSR or a 1% NSR, by making a $1,000,000 cash payment to the NSR holder, together with all accrued but unpaid NSR’s at the time, prior to the commencement of commercial production on the property.

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

________________

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

Ownership Details

On June 28, 2022, the Company entered into an option agreement to acquire a 100% interest in the Peg North claims located in the Snow Lake mining district in Manitoba. Under the terms of the option agreement, in consideration for making aggregate cash payments of $750,000, issuing Strider Resources common shares having an aggregate value of $750,000, and incurring an aggregate of $3,000,000 in exploration expenditures on or before the fifth anniversary, the Company has the right to acquire a 100% interest in the Peg North Claims, subject only to a 2% net smelter return royalty granted to Strider (the “NSR”) (the “First Option”), The obligations under the First Option can be considered fulfilled under the terms as outlined in the schedule below:

a)	the issuance of $750,000 in cash from the Company as follows;

i.	a cash payment of $100,000 on or before June 23, 2022 (paid);

ii.	a cash payment of $100,000 on or before June 28, 2023 (paid);

iii.	a cash payment of $100,000 on or before June 28, 2024 (paid);

iv.	a cash payment of $150,000 on or before June 28, 2025 (paid);

v.	a cash payment of $150,000 on or before June 28, 2026; (paid)

vi.	a cash payment of $150,000 on or before June 28 2027; and

b)	the issuance of $750,000 in shares of the Company as follows;

i.	the issuance of $100,000 in common shares on or before June 23, 2022 (issued 10,526 shares);

ii.	the issuance of $100,000 in common shares on or before June 9, 2023 (issued 13,072 shares);

iii.	the issuance of $100,000 in common shares on or before June 28, 2024 (issued 28,818 shares);

iv.	the issuance of $150,000 in common shares on or before June 28, 2025 (issued 30,000 shares);

v.	the issuance of $150,000 in common shares on or before June 28, 2026; (issued 65,502 shares); and

vi.	the issuance of $150,000 in common shares on or before June 28, 2027.

c)	incurring exploration expenditures totaling $3,000,000 ($881,337 incurred as of March 31, 2026) due on or before June 9, 2027.

Provided that the First Option has been exercised, the Company may purchase from Strider one half (1%) of the NSR for a cash payment of $1.5 million (the “Second Option”) at any time prior to commencement of commercial production.

Additional Properties

Jol Property, Manitoba, Canada

On July 12, 2022, Foremost completed the acquisition of 100% of the interest in and to those certain undersurface mineral rights certain comprising the MB3530 Property by paying $8,000 cash and with the issuance of 364 shares, valued at $2,454. The MB3530 Property is subject to a 2% NSR. During the year ended March 31, 2025, the Company incurred a $638 (2024 - $1,276) expense in claim filing fees. The property is subject to a 2% NSR.

Lac Simard South, Quebec, Canada

In May 2023, Foremost acquired Lac Simard South Property, located in the Province of Quebec, amending a property acquisition agreement to purchase 100% interest in and to those certain undersurface mineral rights comprising a total of 60 claims, covering 8,612 acres (3,485 hectares). In consideration for the property, Foremost paid to the vendors cash consideration of $35,000 and issued 10,700 common shares of the Company at a deemed price of $7.50 per common share. The Company staked an additional 20 mineral claims on the Lac Simard South Property contiguous to the 60 claims, for an aggregate land package of 11,482 acres (4,647 hectares) for 80 claims.

In February and March 2026, we allowed the claims to lapse and, as a result, wrote off the Lac Simard South property during the year ended March 31, 2026.

RESULTS OF OPERATIONS

For the year ended March 31, 2026:

Net loss for the year

The Company had a net comprehensive loss for the year ended March 31, 2026, of $6,898,108 (2025 - $3,615,375). The net change of $3,282,733 in the net loss for the year ended March 31, 2026, compared to the year ended March 31, 2025, was primarily due to the following:

Administrative expenses increased by $3,059,073:

●	Consulting of $241,875 (2025 - $160,341) increased by $81,534 and was related to more consultants hired due to the growth of the Company.

●	Investor relations and marketing of $4,162,507 (2025 - $1,440,910) increased by $2,721,597 and was related to the Company’s marketing efforts, shareholder communications and recent equity financings.

●	Management and director fees of $1,172,760 (2025 - $808,550) increased by $364,210 and was related to a bonus to certain employees and the addition of new employees due to the growth of the Company.

●

Professional fees of $1,389,328 (2025 - $1,926,012) decreased by $536,684 which was mostly related to an increase  in legal and audit fees that occurred last year, including the spin-out transaction resulting in equity accounting.

●	Share-based payments of $1,237,739 (2025 - $872,879) increased by $364,860 due to the stock option and RSU grants and the valuation using the Black-Scholes valuation model.

●	Transfer agent and filing fees of $296,746 (2025 - $276,316) increased by $20,430 which was primarily related to fees associated with the additional NASDAQ filing fees in the current year.

Other gains and losses changed by $223,660:

●

Loss on derivative liabilities of $899,329 (2025 – gain of $498,534) increased by $1,397,863 due to the increase in the Company’s warrant price from $0.136USD at March 31, 2025 to $0.965USD at March 31, 202. Warrants priced in U.S. dollars which are classified as derivative liabilities as the Company’s functional currency is in Canadian dollars. As a result of this difference in currencies, the proceeds that would be received by the Company if these warrants are exercised are not fixed and will vary based on foreign exchange rates, hence the warrants are accounted for as a derivative under IFRS and are required to be recognized and measured at fair value at each reporting year.

●

Penalties and interest of $149,245 (2025 - $193,262) decreased during the year.  For 2026, the amount is due to the Part XII.6 tax related to the flow-through shares issued in prior years.  For 2025, the amount was due to penalties and interest related to late filing fees on historical USA corporate tax returns in comparative year.

●	Gain on spin-out transaction of $477,000 (2025 - $1,914,814) was related to the recognized gain on the spin out of Rio Grande.

●	Gain on investment of $1,497,878 (2025 - $Nil) was related to the shares of Rio Grande recorded as marketable securities due to loss of significant influence in investment.

●

Recovery of flow-through premium liability of $1,791,526 (2025 - $120,902) increased by $1,670,624 due to issuance of flow through shares where the Company fulfilled its obligation to spend the flow through funds raised therefore extinguished the liability.

●	Impairment of exploration and evaluation assets of $127,153 (2025 - $Nil) as the Company’s decision to not continue with the property and allowed the claims to lapse.

For the three month period ended March 31, 2026:

Net loss for the period

The Company had a net comprehensive loss for the three-month period ended March 31, 2026, of $2,732,038 (2025 income - $778,565). The net change of $3,383,450 in the net loss for the three-month period ended March 31, 2026, compared to the three-month period ended March 31, 2025, was primarily due to the following:

Administrative expenses:

●	Consulting of $45,625 (2025 - $36,000) increased by $9,625 and was related to more consultants hired due to the growth of the Company.

●	Investor relations and marketing of $697,447 (2025 - $266,081) increased by $431,366 and was related to the Company’s marketing efforts, shareholder communications and recent equity financings.

●

Management and directors’ fees of $265,114 (2025 - $213,703) increased by $51,411 and was related to increases to certain contracted or salaried employees and the addition of new employees due to the growth of the Company.

●	Office and miscellaneous of $109,437 (2025 - $70,806) increased by $38,633 and was mainly related to increase in insurance costs after listing on the NASDAQ.

●

Professional fees of $249,648 (2025 - $363,731) decreased by $114,083 which was mostly related to an increase in legal and audit fees related to various transactions that occurred last year, including the spin-out transaction resulting in equity accounting.

●	Share-based payments of $406,234 (2025 - $166,443) increased by $239,791 due to non-cash expenses of stock option and RSU vested during the period.

Other gains and losses:

●

Loss on derivative liabilities of $65,082 (2025 – gain of $166,656) increased by $231,738 caused by the increase of our warrant price from $0.920USD at December 31, 2025 to $0.965USD on March 31, 2026. Warrants priced in U.S. dollars are classified as derivative liabilities as the Company’s functional currency is in Canadian dollars. As a result of this difference in currencies, the proceeds that would be received by the Company if these warrants are exercised are not fixed and will vary based on foreign exchange rates, hence the warrants are accounted for as a derivative under IFRS and are required to be recognized and measured at fair value at each reporting period.

●

Recovery of flow-through premium liability of $Nil (2025 - $104,986) decreased by $104,986 due to issuance of flow through shares where the Company fulfilled its obligation to spend the flow through funds raised therefore extinguished the liability.

●	Loss on investment of $489,493 (2025 - $Nil) was related to the shares of Rio Grande recorded as marketable securities resulting in share price appreciation of Rio Grande’s common shares.

●	Impairment of exploration and evaluation assets of $127,153 (2025 - $Nil) due to the Company’s decision to not continue with the property and allowed the claims to lapse.

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

●	Penalties and interest of $193,262 (2024 - $Nil) increased due to penalties and interest related to late filing fees on historical USA corporate tax returns.

●

Recovery of flow-through premium liability of $120,902 (2024 - $8,477) increased by $112,425 due to issuance of flow through shares where the required exploration expenditures are made therefore the premium liability is subsequently reduced.

●	Gain on spin-out transaction of $1,914,814 (2024 - $Nil) incurred during the year.

SUMMARY OF ANNUAL INFORMATION

	March 31, 2026	March 31, 2025	March 31, 2024

Total assets	$39,341,497	$27,741,039	$16,598,857
Exploration and evaluation assets	$30,653,428	$21,324,785	$15,094,413
Total liabilities	$3,838,299	$3,248,777	$3,389,320
Working capital (deficit)	$3,256,096	$2,111,763	$(1,904,107)
Shareholders’ equity	$35,503,198	$24,492,262	$13,209,537
Loss and comprehensive loss for the year	$(6,898,108)	$(3,615,375)	$(4,472,170)
Loss per share – basic	$(0.53)	$(0.48)	$(0.99)
Loss per share – diluted	$(0.53)	$(0.48)	$(0.99)
Cash dividends declared	$-	$-	$-

SUMMARY OF QUARTERLY RESULTS

	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025

Total assets	$39,341,497	$35,938,494	$35,585,010	$32,731,248
Exploration and evaluation assets	$30,653,428	$29,078,756	$25,509,180	$23,143,076
Total liabilities	$3,838,299	$1,478,477	$2,689,876	$2,870,167
Working capital (deficit)	$3,256,096	$3,292,644	$4,492,577	$5,715,161
Shareholders’ equity	$35,503,198	$34,460,017	$32,895,134	$29,861,081
Total revenue	$-	$-	$-	$-
Net income (loss) for the period	$(2,732,038)	$(1,922,851)	$(2,649,057)	$405,838
Basic and diluted earnings per share	$(0.18)	$(0.13)	$(0.21)	$0.04
Weighted average common shares outstanding	14,548,745	14,354,643	12,689,978	10,971,481

	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024

Total assets	$27,741,039	$29,640,051	$16,598,937	$17,130,465
Exploration and evaluation assets	$21,324,785	$22,814,614	$16,061,422	$15,774,855
Total liabilities	$3,248,777	$3,497,509	$4,237,956	$3,407,774
Working capital (deficit)	$2,111,763	$3,596,223	$(3,287,973)	$(1,587,213)
Shareholders’ equity	$24,492,262	$26,142,542	$12,360,981	$13,722,691
Total revenue	$-	$-	$-	$-
Net income (loss) for the period	$778,565	$(2,012,936)	$(1,523,910)	$(857,094)
Basic and diluted earnings (loss) per share	$0.07	$(0.23)	$(0.28)	$(0.16)
Weighted average common shares outstanding	10,385,315	8,786,943	5,494,542	5,382,316

	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023

Total assets	$16,598,857	$15,134,061	$15,965,124	$13,110,859
Exploration and evaluation assets	$15,094,413	$13,293,755	$13,203,727	$12,802,235
Total liabilities	$3,389,320	$2,087,488	$2,550,172	$3,130,028
Working capital (deficit)	$(1,904,107)	$(1,992)	$826,401	$(2,846,633)
Shareholders’ equity	$13,209,537	$13,046,573	$13,414,952	$9,980,831
Total revenue	$-	$-	$-	$-
Net loss for the period	$(1,513,401)	$(654,940)	$(1,695,651)	$(608,178)
Basic and diluted loss per share	$(0.34)	$(0.14)	$(0.39)	$(0.15)
Weighted average common shares outstanding	4,937,738	4,838,329	4,327,750	3,975,666

LIQUIDITY AND GOING CONCERN

The consolidated financial statements were prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at March 31, 2026, the Company has had significant losses. In addition, the Company has not generated revenues from operations. The Company has financed its operations primarily through the issuance of common shares and short-term loans. The Company continues to seek capital through various means including the issuance of equity and/or debt. These circumstances cast significant doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. These financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

The Company’s business financial condition and results of operations may be further negatively affected by economic and other consequences from global conflicts and economic instability resulting therefrom, including, but not limited to, the conflict in Iran and related economic instability the conflict has caused. While the Company expects any direct impacts to the business to be limited, the indirect impacts on the economy and on the mining industry and other industries in general could negatively affect the business and may make it more difficult for it to raise equity or debt financing. There can be no assurance that the Company will not be impacted by adverse consequences that may be brought about on its business, results of operations, financial position and cash flows in the future.

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

	March 31, 2026	March 31, 2025

Working capital	$3,256,096	$2,111,763
Deficit	$(30,616,729)	$(24,455,403)

Net cash used in operating activities for the year ended March 31, 2026 was $7,593,214 compared to cash used of $3,780,394 during the year ended March 31, 2025.

Net cash used in investing activities for the year ended March 31, 2026 was $8,758,206 compared to $2,673,424 during the year ended March 31, 2025.  The increase consisted primarily of investment in E&E assets.

Net cash provided by financing activities for the year ended March 31, 2026 was $ 17,688,279 compared to $10,460,902 during year ended March 31, 2025. The net increase was due to share issuances for gross proceeds of $13,343,071 (2025 - $11,850,379), offset by share issuance costs of $1,021,189 (2025 - $675,557), proceeds from exercise of options $308,108 (2025 - $Nil), proceeds from exercise of warrants $5,589,650 (2025 - $Nil), and loan principal and interest payments of $531,361 (2025 - $713,920).

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

During the period from April 1, 2025 to June 29, 2026, the Company:

a)	issued 30,000 common shares at a value of $150,000 pursuant to the Peg North Property option agreement.

b)	issued 17,361 common shares at a value of $75,000 pursuant to the Jean Lake Property option agreement.

c)	issued 51,193 common shares pursuant to RSU settlement resulting in reallocation of share-based reserves of $139,244 from reserves to share capital.

d)

issued 129,087 common shares upon exercise of options for gross proceeds of $299,949 resulting in reallocation of share-based reserves of $233,014 from reserves to share capital, of which 10,319 options were exercised cashless and valued at $3,278. The weighted average share price on the date of the option exercise was $4.80.

e)

issued 2,024,988 common shares upon exercise of warrants for gross proceeds of $6,042,784 resulting in reallocation of warrant reserves of $230,400 from reserves to share capital. Foremost’s net proceeds from exercises of $5,589,650 and $453,134 was recorded as due to Rio in accordance to the Arrangement (Note 17). The weighted average share price on the date of the warrant exercise was $4.94.

f)

issued 485,000 common shares to Denison at a price of $2.20 per share for aggregate consideration of $1,067,000 pursuant to the Investor Rights Agreement between the Company and Denison dated October 4, 2024 (“Investor Rights Agreement”).

g)	issued 1,432,785 common shares as part of the financing for aggregate consideration of $6,529,391. The Company also incurred legal and issuance fees of $571,081 related to the financing.

h)

Closed a non-brokered private placement issuing 1,690,200 flow-through units consisting of one flow-through common share and one-half non-flow-through common share purchase warrant at $3.40 per unit for gross proceeds of $5,746,680. Each warrant is exercisable by the holder to purchase an additional common share at a price of $4.40 until March 31, 2028.

i)	issued 5,165 common shares pursuant to the settlement of RSU’s.

j)	issued 137,590 common shares pursuant to the Investor Rights Agreement.

k)	issued 65,502 common shares pursuant to the Peg North Property option agreement.

CONTRACTUAL OBLIGATIONS

Other than described in “Capital Resources” and certain stock option and consulting agreements, the Company does not presently have any other material contractual obligations other than those outlined in “Transactions with Related Parties”.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

Key management personnel include those people who have authority and responsibility for planning, directing and controlling the activities of the Company as a whole.  The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers and companies controlled by them.  The remuneration of directors and other members of key management personnel during the years ended March 31, 2026 and 2025 was as follows:

	Management and Director fees	Consulting fees	Share-based payments (Options)	Share-based payments (RSU)	Total
Year ended March 31, 2026 – Paid or accrued:
Chief Executive Officer, Jason Barnard	$433,615	-	16,699	384,555	834,869
Chief Operating Officer, Christina Barnard	333,846	-	8,029	179,165	521,040
Chief Financial Officer, Dong Shim	90,000	-	-	32,060	122,060
VP of Exploration, Cameron Mackay	137,500	-	-	83,254	220,754
Former Director, Johnathan More	-	-	-	216	216
Denison	-	15,000	-	-	15,000
Director, Andrew Lyons	31,250	-	-	83,470	114,720
Director, David Cates	35,000	-	-	92,404	127,404
Director, Amanda Willett	33,750	-	-	83,458	117,208
Director, Douglas Mason	47,500	-	-	119,242	166,742
Director, Peter Espig	15,299	-	-	35,812	51,111

	$1,157,760	15,000	24,728	1,093,636	2,291,124

As at March 31, 2026, an aggregate of 382,774 RSUs were granted and held by key management personnel and directors. These RSUs vest in accordance with the terms of their respective schedule including 1/3 on their first vesting date which is April 01, 2026, and one-third annually thereafter. No stock options were granted to key management personnel or directors during the year ended March 31, 2026. Share-based payments (options) recognized during the year relate to options granted in prior years that continued to vest during the period.

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

The amounts due to related parties included in accounts payable and accrued liabilities are unsecured, non-interest bearing, and have no specific terms of repayment, are as follows:

	March 31, 2026	March 31, 2025

Chief Executive Officer	$90,000	$55,385
Chief Operating Officer	70,615	52,878
Director	-	148
Former Directors	27,000	27,000
Denison	6,000	3,150
	$193,615	$138,561

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

The Company’s overall strategy remains unchanged from fiscal year 2026 (see our quarterly and annual filings).

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

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2026, the Company had a cash balance of $6,342,205 (2025 - $5,005,346) to settle current liabilities of $3,838,299 (2025 - $3,248,777). All of the Company’s financial liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company is exposed to liquidity risk and is dependent on obtaining regular financings in order to continue as a going concern. Despite previous success in acquiring these financings, there is no guarantee of obtaining future financings.

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

Disclosure of Outstanding Security Data as at March 31, 2026

As of March 31, 2026, the following common shares, stock options and warrants were issued and outstanding:

Issued and Outstanding Common Shares – 16,280,580

Issued and Outstanding Stock Options – 163,852 as follows:

Expiry Date	Exercise Price	Balance March 31, 2026

August 25, 2026	$5.15	17,500
September 6, 2026	$6.01	7,500
November 1, 2026	$6.83	10,000
December 1, 2026	$4.98	20,000
September 6, 2028	$6.01	60,000
April 1, 2029	$2.51	32,837
November 15, 2029	$2.51	6,815
February 12, 2030	$1.38	9,200
Total		163,852

Weighted average exercise price		$4.74

Issued and Outstanding Warrants – 4,434,563 as follows:

Expiry Date	Exercise Price		Balance March 31, 2026

May 20, 2026		2.20	20,000
May 23, 2026		$2.20	735
June 4, 2026		$2.20	7,911
November 14, 2026		$4.00	2,216,800
March 31, 2028		$4.40	845,100
August 24, 2028	$	USD 6.25	800,000
Total			3,890,546

Weighted average exercise price			$5.04

Issued and Outstanding Agents Warrants – 138,943 as follows:

Expiry Date	Exercise Price		Balance March 31, 2026

April 29, 2026		$3.40	51*
March 31, 2028		$3.40	98,892
August 21, 2028	$	USD 6.25	40,000
Total			138,943

Weighted average exercise price			$8.59

* Expired subsequently

Issued and Outstanding Performance Share Units (“PSU”): Nil.

Issued and Outstanding Restricted Share Units (“RSU”): 521,526.

The terms and conditions of vesting of each RSU granted is determined by the Board at the time of the grant in accordance with the Company’s Stock Incentive Plan. The Company uses the fair value method to recognize the obligation and compensation expense associated with the RSUs. The fair value of RSUs issued is determined on the grant date based on the market price of the common shares on the grant date multiplied by the number of RSUs granted. The fair value is expensed over the vesting term. Upon redemption of the RSU, the carrying amount is recorded as an increase in common share capital and a reduction in the reserve.

During the year ended March 31, 2026, the Company granted 428,718 RSUs to certain directors, officers and consultants of the Company. The total estimated fair value of the RSUs granted was $1,975,710 based on the market value of the Company’s shares at the grant date. The fair value of each RSU is recorded as share-based payments over the vesting period. 142,906 RSUs will vest on April 1, 2026, 142,906 RSUs will vest on April 1, 2027 and 142,906 RSUs will vest on April 1, 2028.

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

Disclosure of Outstanding Security Data as at June 29, 2026

As of June 29, 2026, the following common shares, stock options and warrants were issued and outstanding:

Issued and Outstanding Common Shares – 16,488,837

Issued and Outstanding Stock Options – 163,852 as follows:

Expiry Date	Exercise Price	Balance June 29, 2026	Exercisable June 29, 2026

August 25, 2026	$5.15	17,500	17,500
September 6, 2026	$6.01	7,500	7,500
November 1, 2026	$6.83	10,000	10,000
December 1, 2026	$4.98	20,000	20,000
September 6, 2028	$6.01	60,000	60,000
April 1, 2029	$2.51	32,837	11,590
November 15, 2029	$2.51	6,815	6,815
February 12, 2030	$1.38	9,200	9,200
Total		163,852	163,852

Issued and Outstanding Warrants – 3,886,900 as follows:

Expiry Date	Exercise Price		Balance June 29, 2026

November 14, 2026		$4.00	2,216,800
March 31, 2028		$4.40	845,100
August 24, 2028	$	USD 6.25	800,000
Total			3,816,900

Issued and Outstanding Agents Warrants – 138,892 as follows:

Expiry Date	Exercise Price		Balance June 29, 2026

March 31, 2028		$3.40	98,892
August 21, 2028	$	USD 6.25	40,000
Total			138,892

Issued and Outstanding Performance Share Units (“PSU”): Nil.

Issued and Outstanding Restricted Share Units (“RSU”): 516,361

Grant Date	Balance June 29, 2026

November 15, 2024	85,720
February 12, 2025	7,088
July 2, 2025	409,601
October 27, 2025	15,618
Total	516,361

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

During the year ended March 31, 2026, the Company granted 428,718 RSUs to certain directors, officers and consultants of the Company. The total estimated fair value of the RSUs granted was $1,975,710 based on the market value of the Company’s shares at the grant date. The fair value of each RSU is recorded as share-based payments over the vesting period. 142,906 RSUs will vest on April 1, 2026, 142,906 RSUs will vest on April 1, 2027 and 142,906 RSUs will vest on April 1, 2028.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

NAME	AGE	POSITION
Jason Barnard	60	President and Chief Executive Officer, Director
Andrew Lyons	59	Director
Douglas Mason	76	Director, Chairman
David Cates	44	Director
Amanda Willett	47	Director
Dong Shim	43	Chief Financial Officer
Christina Barnard	56	Chief Operating Officer
Cameron MacKay	37	Vice President of Operations

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

Douglas Mason. Mr. Mason was appointed as a Director in December 2023, then appointed Chairman of the board in January 2024. Doug Mason has served as a senior officer and director for a number of public companies, with extensive experience in financings and acquisitions. He brings 30+ years of extensive capital markets experience raising hundreds of millions of dollars for public companies during his tenure. Mr. Mason has been credited as one of the pioneers of the new age beverage category including 20 years as president and chief executive officer of well-known beverage companies. He is currently the Chairman of the Board and CEO of Magnum Goldcorp In. Doug is an active community member serving as past Deputy Chair of the Collingwood School Board of Trustees, a past Chair of the B.C. Sports Hall of Fame and Museum, and of the B.C. Sports Hall of Fame Foundation. Doug serves as a member of the Board of the Fraser River Sturgeon Conservation Society and remains an active member of the Sports Hall Foundation. He is also an active supporter and recruiter of participants for fund raising events for the Rick Hansen Institute.

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

Amanda Willett. Ms. Willett joined Denison as Corporate Counsel and Corporate Secretary in 2016 and was appointed Vice President Legal in 2020. Prior to joining Denison, Ms. Willett acquired nearly a decade of experience as a securities law associate at Blake, Cassels & Graydon LLP in Vancouver and a corporate and securities law associate with Stikeman Elliott LLP in Toronto. Her practice focused on advising public and private companies on matters including mergers and acquisitions, joint ventures and securities offerings. She has been involved in a broad range of transactional and corporate governance work for Canadian and US publicly listed companies, with an emphasis on advising companies in the mining industry. Ms. Willett graduated from York University in 2007 with a Bachelor of Laws from Osgoode Hall Law School and a Master of Business Administrationfrom the Schulich School of Business. She is a member of both the Ontario and British Columbia Bars.

Peter Espig. Mr. Espig has served as President and Chief Executive Officer of Nicola Mining Inc. since 2013, where he successfully led the company's turnaround from creditor protection to a profitable, cash-flowing mining company. Under his leadership, Nicola Mining's market capitalization increased significantly through a focus on disciplined execution and operational efficiency. Prior to joining Nicola Mining, Mr. Espig served as Vice-President at Goldman Sachs Japan, where he participated in over $10 billion of structured finance, capital markets, securitization, and cross-border transactions. Earlier in his career, he was Vice-President at Olympus Capital, a New York-based private equity firm, where he focused on corporate restructurings and international financings. Mr. Espig holds a Bachelor of Arts degree from the University of British Columbia and a Master of Business Administration degree from Columbia Business School, where he was a Chazen International Scholar. Mr. Espig has served on the boards of numerous public companies and brings extensive experience in corporate finance, capital markets, strategic planning, and corporate governance.

Dong Shim. Mr. Shim is a Chartered Professional Accountant (CPA). With a wealth of experience and a diverse skill set, Mr. Shim has made significant contributions to both the U.S. and Canadian markets, establishing himself as an expert in auditing and financial management. He is a partner at SHIM & Associates LLP, a respected firm, and a member of the Chartered Professional Accountants of British Columbia. Mr. Shim has served as an audit partner on numerous listed audit engagements and brings extensive experience working with companies across various sectors, particularly junior mining and high-tech industries. His proficiency in auditing has ensured compliance with stringent regulatory requirements while also enabling his clients to enhance their financial reporting processes. Mr. Shim's ability to navigate complex financial landscapes has helped numerous companies bolster their reputations and secure investor confidence, critical factors for success in competitive markets.

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

Cameron MacKay. Mr. MacKay is a professional geologist with more than a decade of uranium exploration experience focused primarily in Saskatchewan's Athabasca Basin. He currently serves as Vice President of Exploration for the Company and has extensive experience in the identification, evaluation, and advancement of high-grade uranium exploration projects. Prior to joining Foremost, Mr. MacKay held senior exploration roles where he was responsible for target generation, exploration program design, and the advancement of uranium projects from early-stage exploration through more advanced stages of evaluation. Mr. MacKay also previously worked on base metals exploration programs with Hudbay Minerals Inc. Mr. MacKay holds a Master of Science degree in Geology from the University of Saskatchewan and is a registered Professional Geoscientist with the Association of Professional Engineers and Geoscientists of Saskatchewan (APEGS). His technical expertise includes uranium exploration, geological modelling, project evaluation, and exploration program management.

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

6.B. Compensation of Board Members and Executives

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended March 31, 2026. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period. We are not required to provide the compensation, on an individual basis, of our executive officers and directors under Canadian law.

All amounts reported in the table below reflect the cost to the Company, in Canadian dollars, for the year ended March 31, 2026.

Name:	Salary or Fees earned or paid in cash (C$)	Equity-based* awards (C$)	Common Share Awards (C$)	Cash Bonus (C$)	Total (C$)	Outstanding options as of March 31, 2026 (Common Shares)
Jason Barnard	300,000	401,254	Nil	99,000	800,254	54,349
Christina Barnard	250,000	187,194	Nil	55,000	492,194	26,899
Dong Shim	90,000	32,060	Nil	Nil	122,060	Nil
Cameron Mackay	137,500	83,254	Nil	Nil	220,754	Nil
Johnathan More	-	216	Nil	Nil	216	Nil
Denison Mines	15,000	Nil	Nil	Nil	15,000	Nil
Andrew Lyons	31,250	83,470	Nil	Nil	114,720	19,089
David Cates	35,000	92,404	Nil	Nil	127,404	6,815
Amanda Willett	33,750	83,458	Nil	Nil	117,208	9,200
Douglas Mason	47,500	119,242	Nil	Nil	166,742	20,000
Peter Espig	15,299	35,812	Nil	Nil	51,111	Nil

*Included option and RSU awards.

For the fiscal year ended March 31, 2026 we paid aggregate cash compensation of $1,109,299 (approximately US$609,505 based on the average exchange rate of 1.3820) to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers. For information regarding share awards granted to our directors and executive officers, see “—Stock Option Plan.”

In 2024, the Company engaged Global Governance Advisors ("GGA"), an independent executive compensation consulting firm, to conduct a comprehensive review of the Company's compensation programs for its directors and executive officers. GGA prepared a competitive market analysis of Canadian and U.S. listed mining companies to ensure the Company's compensation framework reflected prevailing market practices among its peer group.

For benchmarking purposes, the peer groups selected were based on criteria including company size, stage of development, project complexity, mineral focus, North American stock exchange listings, market capitalization, and enterprise value. Informed by GGA's competitive market analysis, the Board implemented adjustments to certain executive base salaries and director fees for fiscal 2024 as part of a targeted, multi-year strategies to align compensation with competitive market practices while maintaining fiscal prudence.

Consistent with the Company's commitment to maintaining competitive and market-based compensation practices, the Compensation Committee has re-engaged GGA to refresh its executive and director compensation benchmarking for fiscal 2027. The review will evaluate the continued appropriateness of the Company's compensation framework relative to peer groups and current stage of development.

Stock Option Plan

The Company's Stock Incentive Plan has been amended from time to time to reflect changes to the Company's equity compensation program. On December 12, 2023, the Board of Directors approved amendments to the Stock Incentive Plan to convert the plan to a fixed-number share plan providing for an aggregate maximum number of common shares that may be issued upon the exercise or settlement of Awards granted under the plan, not to exceed 850,000 common shares, subject to the adjustment provisions provided within the plan, which amendments were ratified by shareholders on January 25, 2024. At the Annual General and Special Meeting ("AGSM") held on December 20, 2024, shareholders ratified a further amendment increasing the aggregate maximum number of common shares that may be issued upon the exercise or settlement of Awards granted under the plan from 850,000 to 1,500,000 common shares, subject to the adjustment provisions provided within the plan. On October 25, 2025, the Board of Directors approved an amended and restated Stock Incentive Plan, which was ratified by shareholders at the Annual General Meeting ("AGM") held on December 16, 2025. The amended plan increased the maximum aggregate number of common shares authorized for issuance upon settlement of the stock-based incentive awards grantable thereunder, in accordance with the terms of the Stock Incentive Plan, to an amount equal to 15% of the Company's issued and outstanding common shares at the time of grant, calculated on a non-diluted basis.

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

(a)

Termination for Cause or upon Voluntary Resignation: Any Option or other Award held by the participant that has not been exercised, surrendered or settled as of the Termination Date (as defined in the Stock Incentive Plan) shall be immediately forfeited and cancelled as of the Termination Date.

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

6.C. Board Practices

Our board of directors currently consists of six directors, five of whom the board determined are independent within the meaning of Nasdaq Rule 5605(a)(2). The five independent directors are David Cates, Amanda Willett, Andrew Lyons, Peter Espig and Douglas Mason, while Jason Barnard (CEO) is considered non-independent.

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

Board Committees

The standing committees of the board of directors are its audit committee, compensation committee and nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Peter Espig, Douglas Mason, David Cates and Andrew Lyons, each of whom satisfies the independence requirements of Rule 10A-3 under the Exchange Act and Rule5605(c)(2) of the Nasdaq Marketplace Rules. Mr. Espig serves as chairman of the audit committee. Our board determined that Mr. Espig qualified as an audit committee financial expert. The audit committee oversees our accounting and financial reporting processes and the audits of the consolidated financial statements of our company.

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

Compensation Committee

Our compensation committee consists of David Cates, Andrew Lyons, Peter Espig and Douglas Mason. The Board has determined that Mr. Cates, Mr. Lyons, Mr. Mason and Mr. Espig, each satisfy the independence requirements of Rule 10A-3 under the Exchange Act and Rule 5605(c)(2) of the Nasdaq Marketplace Rules. Mr. Cates serves as chairman of the compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation relating to our directors and executive officers.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Andrew Lyons, Douglas Mason, Peter Espig and Amanda Willett. Mr. Lyons serves as chair of the nominating and corporate governance committee. The nominating and corporate governance committee assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

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

The nominating and corporate governance committee’s methods for identifying candidates for election to our board of directors includes the solicitation of ideas for possible candidates from a number of sources - members of our board of directors, our executives, individuals personally known to the members of our board of directors, and other research. The nominating and corporate governance committee also, from time-to-time, retains one or more third-party search firms to identify suitable candidates.

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

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of our board of directors. The term of office of a director upon election or appointment, subject to a director’s prior resignation or removal by a special majority of shareholders pursuant to Section 128 of the BCBCA and the Company’s Articles, shall cease at the close of the first annual meeting of shareholders following his or her election or appointment, provided that if no directors are elected at such annual meeting, he or she shall continue in office until his or her successor is elected or appointed. The following persons are disqualified by the BCBCA from being a director of the Company: (i) anyone who is less than 18 years of age; (ii) a person who is not an individual; and (iii) a person who has the status of a bankrupt.

Employment and Indemnification Agreements

In May 2023, the Company entered into an executive employment agreement with Jason Barnard to serve as Chief Executive Officer, providing for compensation an annual base salary. The agreement also provides that he is eligible to be granted equity compensation at the sole discretion of the Board. In addition, the Company will reimburse Mr. Barnard for reasonable travelling and other business expenses in connection with the performance of his duties. Mr. Barnard may terminate the agreement upon two (2) months’ notice to the Company, and the Company may terminate Mr. Barnard at any time. Notwithstanding the foregoing, in the event of a termination by the Company without just cause, the Company has agreed to pay to Mr. Barnard as severance a lump sum payment in the amount equal to 12 months of his annual base salary in effect at the time of his termination. In the event of a termination by the Company within twelve months following a change in control, the Company has agreed to pay to Mr. Barnard as severance a lump sum payment in the amount equal to 24 months of his annual base salary in effect at the time of his termination.

In May 2023, the Company entered into an executive employment agreement with Ms. Barnard to continue as Vice President of Operations, providing for compensation an annual base salary. On September 28, 2023, Ms. Barnard was appointed COO, a change that did not affect her compensation under her employment agreement. The agreement also provides that she is eligible to be granted equity compensation at the sole discretion of the Board. In addition, the Company will reimburse Ms. Barnard for reasonable travelling and other business expenses in connection with the performance of her duties. Ms. Barnard may terminate the agreement upon two (2) months’ notice to the Company, and the Company may terminate Ms. Barnard at any time. Notwithstanding the foregoing, in the event of a termination by the Company without just cause, the Company has agreed to pay to Ms. Barnard as severance a lump sum payment in the amount equal to 12 months of her annual base salary in effect at the time of her termination. In the event of a termination by the Company within twelve months following a change in control, the Company has agreed to pay to Ms. Barnard as severance a lump sum payment in the amount equal to 24 months of her annual base salary in effect at the time of her termination.

In August 2024, the Company entered into a consulting agreement with Dong Shim to serve as CFO, which includes cash compensation as well as eligibility for equity compensation at the sole discretion of the Foremost Board. Additionally, the Company will reimburse Mr. Shim for reasonable expenses related to his duties. Either party may terminate the agreement for any reason with 60 days' prior written notice. If the Company terminates the agreement within twelve (12) months following a change in control, Mr. Shim will receive a severance payment equal to three (3) months of his consulting fee at that time. The Company has also agreed to indemnify Mr. Shim against certain liabilities and expenses arising from claims related to his position as an officer.

In June 2025, the Company entered into an executive employment agreement with Cameron MacKay to serve as Vice President of Exploration, with his annual base salary initially set at CAD $165,000. Mr. MacKay is eligible for equity compensation at the sole discretion of the Foremost Board. The Company will reimburse Mr. MacKay for reasonable travel and business expenses incurred in his role. Mr. MacKay may terminate his agreement with six (6) weeks' notice, while the Company may terminate his agreement at any time and without cause. Notwithstanding the foregoing, in the event of a termination by the Company without just cause or within 12 months following a change of control, the Company has agreed to pay to Mr. MacKay as severance a lump sum payment in the amount equal to 12 months of his annual base salary in effect at the time of his termination.

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

Compensation Committee Composition - Rule 5605(d)(2)

The Company currently complies with Nasdaq Rule 5605(d)(2), which requires a compensation committee to be composed entirely of independent directors but may follow the Home Country Practices instead in the future.

Nominating and Corporate Governance Committee Composition - Rule 5605(e)(1)

The Company currently complies with Nasdaq Rule 5605(e)(1), which requires a nominating and corporate governance committee to be composed entirely of independent directors but may follow the Home Country Practices instead in the future.

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

Shareholder Approval for Equity Compensation – Nasdaq Ruled 5635(c)

The Company will not seek shareholder approval for the establishment of or any material amendments to equity compensation or purchase plans or other equity compensation arrangements except as required by such plan or arrangement.

6.D. Employees

We currently have 2 employees as of March 31, 2026 that sit in Vancouver, BC, Canada and 1 employee that sits in Saskatoon, Canada. Each employee has entered into an executive employment agreement with the Company.

Our remaining executive officers and advisers work for us as independent contractors under consulting agreements. These agreements require consultants to protect our confidential information during their engagement with us. In addition, these consulting agreements are not exclusive, but do include typical non-compete clauses that prohibit the consultants from entering competitive employment relationships while they are working for us.

6.E. Share Ownership

The following table sets forth information with respect to beneficial ownership of our share capital as of the date of this report by:

●	Each of our directors and named executive officers and insiders;

●	All directors and named executive officers as a group; and

●	Each person who is known by us to beneficially own 5% or more of each class of our voting securities.

	Common Shares Beneficially Owned(1)
Name of Beneficial Owner	Shares	%
Directors and Executive Officers:
Jason Barnard, President and CEO, Director(2)	477,528	2.90%
Andrew Lyons, Director(3)	105,762	*
Douglas Mason(4)	140,346	*
David Cates, Director(5)	230,480	1.40%
Amanda Willett, Director(6)	91,591	*
Dong Shim, CFO(7)	25,168	*
Christina Barnard, Chief Operating Officer(8)	628,012	3.81%
Peter Espig, Director (9)	43,361	*
Shareholders Beneficially Owning 5% or more
Denison Mines Corp.(10)	3,207,600	19.45%
Directors and executive officers as a group (8 people and 1 Corporation)	4,949,848	30.02%

*  Less than 1%

1.	Based on 16,488,837 common shares issued and outstanding June 29, 2026.

2.

Consists of 31,970 Foremost Shares held directly by Mr. Barnard, 38,640 Foremost Shares owned by Claimbank Exploration Ltd. (“Claimbank”), 60,313 Foremost Shares owned by Ora Nutraceuticals, Inc. (“Ora”), 126,930 Foremost Shares issuable upon exercise of stock options at $6.01, $2.51, and $2.30 per Foremost Share, and 219,675 RSUs. Mr. Barnard is the sole owner of each entity and has sole control over the Foremost Shares held by Claimbank and Ora. The Foremost Options and RSUs are held directly by Mr. Barnard.

3.	Consists of 10,500 common shares, and 37,906 common shares issuable upon exercise of options at $6.01, $2.51, and $2.30 and a total of 57,356 RSUs.

4.

Consists of 19,056 common shares owned by Mr. Mason and 8,000 common shares owned by Waterfront Capital Partners and 46,882 common shares issuable upon exercise of options at $4.98, and $2.30 and a total of 66,408 RSUs. Mr. Mason is the sole owner of Waterfront Capital Partners and has the sole voting and investment control over these shares.

5.

Consists of 103,000 common shares, 25,632 common shares issuable upon exercise of options at $2.51 and $2.30, and a total of 51,848 RSUs, and 50,000 common shares issuable upon exercise of common share purchase warrants at $4.00 and $4.40.

6.

Consists of 5,500 common shares and 28,017 common shares issuable upon exercise of options at $1.38 and $2.30, 4,500 common shares issuable upon exercise of common share purchase warrants at $4.00 and $4.40, and a total of 53,574 RSUs.

7.	Consists of 7,258 common shares issuable upon exercise of options at $2.30, and a total of 17,910 RSUs.

8.

Includes 275,447 common shares held directly by Ms. Barnard, 179,939 common shares owned by 1374646 B.C. LTD, of which Ms. Barnard exercises voting and investment control of the common shares, 20,000 common shares issuable upon exercise of options at $6.01 and per share, 6,899 common shares issuable upon exercise of options at $2.51 per share, 33,602 common shares issuable upon exercise of options at $2.30 per share, and 112,125 RSUs. The options and RSUs are held directly by Ms. Barnard.

9.	Consists of 18,817 common shares issuable upon exercise of options at $2.30 and a total of 24,544 RSUs.

10.	Consists of 2,600,000 shares plus 607,600 common shares issuable upon exercise of common share purchase warrants at $4.00.

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

7.B. Related Party Transactions

RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers and companies controlled by them. The remuneration of directors and other members of key management personnel during the years ended March 31, 2026, and 2025 was as follows:

	Management and Director fees	Consulting fees	Share-based payments (Options)	Share-based payments (RSU)	Total
Year ended March 31, 2026 – Paid or accrued:
Chief Executive Officer, Jason Barnard	$433,615	-	16,699	384,555	834,869
Chief Operating Officer, Christina Barnard	333,846	-	8,029	179,165	521,040
Chief Financial Officer, Dong Shim	90,000	-	-	32,060	122,060
VP of Exploration, Cameron Mackay	137,500	-	-	83,254	220,754
Former Director, Johnathan More	-	-	-	216	216
Denison	-	15,000	-	-	15,000
Director, Andrew Lyons	31,250	-	-	83,470	114,720
Director, David Cates	35,000	-	-	92,404	127,404
Director, Amanda Willett	33,750	-	-	83,458	117,208
Director, Douglas Mason	47,500	-	-	119,242	166,742
Director, Peter Espig	15,299	-	-	35,812	51,111

	$1,157,760	15,000	24,728	1,093,636	2,291,124

	Management fees	Director fees	Share-based payments (Options)	Share-based payments (RSU)	Total
Year ended March 31, 2025 – Paid or accrued:
Chief Executive Officer, Jason Barnard	$319,615	$-	$20,530	$90,523	$430,668
Chief Operating Officer, Christina Barnard	237,845	-	9,871	*206,912	454,628
Chief Financial Officer, Dong Shim	56,250	-	42,048	-	98,298
Former Chief Financial Officer, Sead Hamzagic	29,250	-	-	-	29,250
Director, Andrew Lyons	-	30,000	23,347	29,350	82,697
Director, David Cates	-	15,755	14,328	5,434	35,517
Director, Amanda Willett	-	9,739	10,200	9,578	29,517
Director, Douglas Mason	-	50,000	33,353	41,927	125,280
Former Directors	-	60,096	46,694	50,735	157,525
	$642,960	$165,590	$200,371	$434,459	$1,443,380

	Management fees	Director fees	Share-based payments (Options)	Share-based payments (RSU)	Total
Year ended March 31, 2025 – Paid or accrued:
Chief Executive Officer, Jason Barnard	$319,615	$-	$20,530	$90,523	$430,668
Chief Operating Officer, Christina Barnard	237,845	-	9,871	*206,912	454,628
Chief Financial Officer, Dong Shim	56,250	-	42,048	-	98,298
Former Chief Financial Officer, Sead Hamzagic	29,250	-	-	-	29,250
Director, Andrew Lyons	-	30,000	23,347	29,350	82,697
Director, David Cates	-	15,755	14,328	5,434	35,517
Director, Amanda Willett	-	9,739	10,200	9,578	29,517
Director, Douglas Mason	-	50,000	33,353	41,927	125,280
Former Directors	-	60,096	46,694	50,735	157,525
	$642,960	$165,590	$200,371	$434,459	$1,443,380
	$642,960	$165,590	$200,371	$434,459	$1,443,380

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

The amounts due to related parties included in accounts payable and accrued liabilities are unsecured, non-interest bearing, and have no specific terms of repayment, are as follows:

	March 31, 2026	March 31, 2025

Chief Executive Officer	$90,000	$55,385
Chief Operating Officer	70,615	52,878
Director	-	148
Former Directors	27,000	27,000
Denison	6,000	3,150
	$193,615	$138,561

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

The remuneration of directors and key executives is determined by the compensation committee of the Board. The remuneration of directors and other members of key management personnel during the years ended March 31, 2026, 2025 and 2024 were as follows:

Table of compensation excluding compensation securities
Name and position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Jason Barnard	2026	300,000	99,000	-	-	401,254	800,254
Chief Executive Officer and	2025	319,616		-	-	111,053	430,669
President(1)	2024	248,019	-	-	-	209,647	457,666
Douglas Mason	2026	47,500	-	-	-	119,250	166,742
Director(2)	2025	50,000	-	-	-	75,280	125,280
	2024	20,000	-	-	-	75,500	95,500
Andrew Lyons	2026	31,250	-	-	-	-	31,250
Director(3)	2025	30,000	-	-	-	52,697	82,697
	2024	36,000	-	-	-	32,351	68,531
Michael McLeod	2026	-	-	-	-	-	-
former Director(4)	2025	25,096	-	-	-	44,732-	69,828
	2024	56,000	-	-	-	32,531	88,531
Jonathan More	2026	-	-	-	-	-	-
Director(5)	2025	35,000	-	-	-	52,697	87,697
	2024	36,000	-	-	-	32,531	68,531
Christina Barnard	2026	250,000	-55,000	-	-	187,194	492,194
Chief Operating Officer(6)	2025	237,844	-	-	-	216,783	454,627
	2024	158,123	-	-	-	104,824	262,947
David Cates	2026	35,000	-	-	-	92,408	127,404
Director(7)	2025	15,755	-	-	-	19,762	35,517
	2024	-	-	-	-	-	-
Amanda Willett	2026	33,750	-	-	-	83,458	117,208
Director(8)	2025	9,739	-	-	-	19,778	29,517
	2024	-	-	-	-	-	-
Dong Shim	2026	90,000	-	-	-	-	90,000
Chief Financial Officer(9)	2025	56,250	-	-	-	42,048	98,298
	2024	-	-	-	-	-	-
Sead Hamzagic	2026	-	-	-	-	-	-
former Chief Financial	2025	29,500	-	-	-	-	29,500
Officer(10)	2024	19,500	-	-	-	66,600	86,100
Bal Bhullar	2026	-	-	-	-	-	-
former Chief Financial	2025	-	-	-	-	-	-
Officer(11)	2024	108,900	-	-	-	131,029	239,929
Cyrus Driver	2026	-	-	-	-	-	-
former Chief Financial	2025	-	-	-	-	-	-
Officer(12)	2024	42,000	-	-	-	-	42,000
Chris MacPherson	2026	-	-	-	-	-	-
former Director(13)	2025	-	-	-	-	-	-
	2024	30,000	-	-	-	32,351	62,531
Cameron Mackay	2026	137,500	-	-	-	83,254	220,754
VP of Exploration(14)	2025	-	-	-	-	-	-
	2024	-	-	-	-	-	-
Peter Espig	2026	15,299	-	-	-	35,812	51,111
Director (15)	2025	-	-	-	-	-	-
	2024	-	-	-	-	-	-

Notes:

(1)	Mr. Barnard was elected a director in September 2022 and appointed to CEO and President of the Company in December 2022,
(2)	Mr. Mason was elected as a director in December 2023,
(3)	Mr. Lyons was elected as a director in December 2021,
(4)	Mr. McLeod was elected as a director in December 2022,
(5)	Mr. More was elected as a director in December 2022,
(6)	Ms. Barnard was appointed as COO of the Company in September 2023,
(7)	Mr. Cates was appointed as a director in October 2024,
(8)	Ms. Willett was elected as a director in December 2024,
(9)	Mr. Shim was appointed as CFO of the Company in August 2024,
(10)	Mr. Hamzagic was CFO of the Company during the period February 2024 to August 2024,
(11)	Ms. Bhullar was CFO of the Company during the period September 2023 to February 2024,
(12)	Mr. Driver was CFO of the Company during the period December 2022 to September 2023,
(13)	Mr. MacPherson was a director of the Company during the period December 2022 to January 2024,
(14)	Cameron Mackay was appointed Vice President of Exploration June 2025
(15)	Peter Espig was appointed as a director in October 2025

7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information.

The Company’s consolidated financial statements are stated in Canadian dollars and are prepared in accordance with IFRS.

Audited Financial Statements

Our consolidated financial statements for the 2026, 2025 and 2024 fiscal years as required under Item 17 are included immediately following the text of this Annual Report. The audit reports of the Company are included herein immediately preceding the financial statements.

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

Our management carried out an evaluation, under the supervision of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of March 31, 2026. Based on that evaluation, our Chief Executive Officer (“CEO”) and our Chief Financial Officer (“CFO”) concluded that, due to the limited segregation of duties, our disclosure controls and procedures are not effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

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

As of the date of this filing, we have in place controls and procedures to maintain appropriate segregation of duties in our manual and computer-based business processes that we believe are appropriate for a company of our size and extent of business transactions. Under the supervision and with the participation of the CEO and CFO, management assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2026. In making their assessment, management used the control objectives established in the 2013 Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. Based on our assessment, our CEO and our CFO determined that, as of March 31, 2026, our internal control over financial reporting was not effective due to limited segregation of duties.

Attestation Report of Independent Registered Public Accounting Firm

Not required.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act, as amended) that occurred during the year ended March 31, 2026 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that Peter Espig is the “Audit Committee Financial Expert” as such term is defined in Item 407(d) of Regulation S-K promulgated by the SEC and also meets NASDAQ’s financial sophistication requirements. He is an “independent director” as defined by the rules and regulations of NASDAQ.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents aggregate fees billed to the Company for fiscal years ended March 31, 2026 and 2025 by Davidson & Co., the Company’s principal accounting firms for the respective years

Accountant Fees and Services	2026	2025

Audit Fees	87,500	105,000
Audit Related Fees	78,000	-
Tax Fees	-	-
All Other Fees	50,000	30,750
	215,500	135,750

Audit Fees

The audit fees for the years ended March 31, 2026 and 2025, are 2026 - C$87,500 (approximately US$62,773, 2025 - C$105,000 (approximately US$73,038), audit related fees of 2026 - C$78,000 (approximately US$55,958), 2025 - C$Nil (approximately US$Nil) respectively, were paid for professional services rendered for the audits of our consolidated financial statements and assistance with review of documents filed with the SEC.

“Audit-related fees” means fees billed for professional services rendered by our principal auditors associated with quarterly reviews.

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

Other Fees

“Other fees” relates to fees billed for professional services rendered for certain due diligence projects and consents.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Dismissal of Independent Registered Public Accountants.

On May 25, 2023, the Audit Committee dismissed Crowe Mackay LLP (“Crowe”), as the Company’s independent registered public accounting firm. The reports of Crowe on the Company’s consolidated financial statements for the fiscal years ended March 31, 2022 and 2021 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

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

During the fiscal year ended March 31, 2025, neither the Company nor anyone on its behalf had consulted with Davidson with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Davidson concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or a reportable event.

ITEM 16G. CORPORATE GOVERNANCE.

The Company was incorporated as Far Resources Lrd. under the BCBCA on July 7, 2005 (Number: BC0729352). The Company changed its name to Foremost Lithium Resource & Technology Ltd. on January 4, 2022 and later to Foremost Clean Energy Ltd. on September 30, 2024. IOur corporate governance practices are governed by applicable laws of British Columbia and our certificate of incorporation and amendments. In addition, because our common shares are listed on the Nasdaq Stock Market, or Nasdaq, we are subject to Nasdaq’s corporate governance requirements.

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

ITEM 16K. CYBER SECURITY.

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

ITEM 18. FINANCIAL STATEMENTS

Our audited Financial Statements are included as the “F” pages attached to this report.

All financial statements in this Annual Report, unless otherwise stated, are presented in accordance with IFRS.

ITEM 19. EXHIBITS

Exhibit No.	Description	Registrant’s Form	Date Filed	Exhibit Number	Filed Herewith
1.1	Certificate of Incorporation	F-1	9/9/22	3.1
2.1	Form of Unit Warrant	F-1/A	4/14/23	4.2
2.2	Form of Finder’s Warrant	F-1/A	4/14/23	4.1
2.3	Form of Representative’s Warrant	F-1	5/18/23	4.3
4.1	Option Agreement by and between the Company, Top Notch Marketing Ltd., R. Ross Blusson, and Double-U-Em Investments Ltd. dated April 28, 2016	F-1/A	1/17/23	10.12
4.2	Option Agreement by and between the Company and Strider Resources Limited, dated August 4, 2016	F-1/A	1/17/23	10.11
4.3	Amendment to Option Agreement by and between the Company, Top Notch Marketing Ltd., and Double-U-Em Investments Ltd. Dated April 28, 2017	F-1/A	1/17/23	10.7
4.4	Option Agreement by and between the Company and Strider Resources Limited, dated September 20, 2017	F-1/A	1/17/23	10.9
4.5	Option Agreement by and between the Company and 92 Resources Corp. dated February 28, 2018	F-1/A	1/17/23	10.10
4.6	Stock Option Agreement dated January 15, 2021, by and between the Company and David Edmondson	F-1/A	1/17/23	10.8
4.7	Option Agreement by and between the Company and Mount Morgan Resources Ltd., dated July 30, 2021	F-1/A	1/17/23	10.1
4.8	Company Stock Option Plan (2021)	F-1/A	1/17/23	10.2
4.9	Promissory Note to Jason Barnard and Christina Barnard, dated May 10, 2022	F-1/A	1/17/23	10.3
4.10	General Security Agreement by and between the Company and Jason Barnard and Christina Barnard, dated May 10, 2022	F-1/A	1/17/23	10.4
4.11	Mineral Property Acquisition Agreement by and between the Company and Mae de Graff, dated June 9, 2022	F-1/A	1/17/23	10.5

4.12	Option Agreement by and between the Company and Strider Resources Limited, dated June 28, 2022	F-1/A	1/17/23	10.6
4.13†	Employment Agreement between Jason Barnard, and the Company dated May 10, 2023	F-1	5/18/23	10.13
4.15	Amendment to Promissory Note to Jason Barnard and Christina Barnard, dated May 1, 2023	F-1	5/18/23	10.15
4.16	Option Agreement between the Company and Athabasca Uranium Exploration Assets dated September 23, 2024	20-F	6/20/25	4.16
4.17	Investor Rights Agreement between the Company and Denison Mines Corp. dated October 4, 2024	20-F	6/20/25	4.17
4.18	Loan Purchase and Assignment Agreement between the parties listed thereto dated October 4, 2024	20-F	6/20/25	4.18
4.19	Third Amended Promissory Note between the Company and Jason and Christina Barnard dated October 4, 2024	20-F	6/20/25	4.19
8.1	List of Subsidiaries	F-1/A	6/6/23	21.1
11.1	Code of Business Conduct and Ethics	20-F	7/1/24	11.1
11.2	Insider Trading Policy	20-F	7/1/24	11.2
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
15.1	Davidson Change in Auditors Item 16F Letter (PCAOB ID: 731)	20-F	6/20/25	15.1
15.2	MNP Change in Auditors Item 16F Letter (PCAOB ID: 1930)	20-F	6/20/25	15.2
96	Technical Report Summary (Zoro Lithium Project)	F-1/A	4/14/23	96.1
97	Recovery Policy	20-F	7/1/24	97
101.INS	Inline XBRL Instance Document				X
101.SCH	Inline XBRL Taxonomy Extension Schema Document				X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document				X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document				X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document				X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document				X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)				X

†	Indicates management contract or compensatory plan or arrangement

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

Foremost Clean Energy Ltd.

By:	/s/ Jason Barnard	By:	/s/ Dong Shim
Name: Jason Barnard		Name: Dong Shim
Title: Chief Executive Officer		Title: Chief Financial Officer
(Principal Executive Officer)		(Principal Financial and Accounting Officer)

Date: June 29, 2026		Date: June 29, 2026

FOREMOST CLEAN ENERGY LTD.

Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended March 31, 2026, 2025 and 2024

Corporate Head Office

250 – 750 West Pender Street

Vancouver, BC

V6C 2T7

FOREMOST CLEAN ENERGY LTD.

Expressed in Canadian Dollars)

March 31, 2026, 2025 and 2024

AUDIT REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Foremost Clean Energy Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Foremost Clean Energy Ltd. (the “Company”), as of March 31, 2026 and 2025, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended March 31, 2026 and 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for the years ended March 31, 2026 and 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

The financial statements of the Company for the year ended March 31, 2024, were audited by other auditors, whose report dated June 28, 2024, expressed an unqualified opinion on those statements.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has had significant losses resulting in a deficit of $30,616,729 that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

DAVIDSON & COMPANY LLP	1200 – 609 Granville Street PO BOX 10372, Pacific Centre Vancouver, BC V7Y 1G6	604 687 0947 davidson-co.com

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

We have served as the Company’s auditor since 2025.

/s/ DAVIDSON & COMPANY LLP

Chartered Professional Accountants	Vancouver, Canada

June 29, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Foremost Clean Energy Ltd. (formerly Foremost Lithium Resource & Technology Ltd.)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of loss and comprehensive loss, of changes in shareholders’ equity, and of cash flows of Foremost Clean Energy Ltd. (formerly Foremost Lithium Resource & Technology Ltd.) (the “Company”) for the year ended March 31, 2024, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its consolidated operations and its consolidated cash flows for the year ended March 31, 2024, in conformity with IFRS® Accounting Standards as issued by the International Accounting Standards Board.

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
Suite 2400 – 609 Granville Street, PO Box 10203 LCD Pacific Centre

FOREMOST CLEAN ENERGY LTD.

Consolidated Statements of Financial Position

As at March 31,

(Expressed in Canadian Dollars)

	2026	2025

ASSETS

Current
Cash	$6,342,205	$5,005,346
Receivables	526,765	231,857
Prepaid expenses	225,425	123,337
	7,094,395	5,360,540
Non-Current
Prepaid expenses and mineral deposits	54,994	151,981
Promissory notes receivable (Note 6)	276,304	520,000
Marketable securities (Note 5)	1,262,376	-
Investment in associate (Note 4)	-	383,733
Exploration and evaluation assets (Note 7)	30,653,428	21,324,785

Total Assets	$39,341,497	$27,741,039

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities (Notes 8 and 11)	$1,180,515	$306,118
Term loans payable (Note 9)	-	521,368
Flow-through premium liability (Notes 10 and 16)	1,605,690	1,791,526
Deferred gain on spin-out transaction (Note 17)	-	477,000
Derivative liability (Note 10)	1,052,094	152,765
Total Liabilities	3,838,299	3,248,777

Shareholders' Equity
Capital stock (Note 10)	62,825,096	45,666,733
Reserves (Note 10)	3,294,831	3,280,933
Deficit	(30,616,729)	(24,455,404)
Total Shareholders’ Equity	35,503,198	24,492,262

Total Liabilities and Shareholders’ Equity	$39,341,497	$27,741,039

Nature of operations and going concern (Note 1)

Subsequent events (Note 19)

Approved and authorized on behalf of the Board on June 29, 2026:

(Signed) “Jason Barnard”	(Signed) “Andrew Lyons”
Jason Barnard, Director	Andrew Lyons, Director

The accompanying notes are an integral part of these consolidated financial statements.

FOREMOST CLEAN ENERGY LTD.

Consolidated Statements of Loss and Comprehensive Loss

For the years ended March 31,

(Expressed in Canadian Dollars, except for share amounts)

	2026	2025	2024

EXPENSES
Consulting (Note 11)	$241,875	$160,341	$120,801
Investor relations and marketing	4,162,507	1,440,910	851,614
Management and director fees (Note 11)	1,172,760	808,550	754,542
Office, insurance and miscellaneous	336,423	306,323	267,690
Professional fees	1,389,328	1,926,012	1,178,691
Share-based payments (Notes 10 and 11)	1,237,739	872,879	910,700
Transfer agent, listing and filing fees	296,746	276,316	344,226
Travel	38,235	25,209	70,379

Loss before other items	(8,875,613)	(5,816,540)	(4,498,643)

Change in fair value of derivatives (Note 10)	(899,329)	498,534	166,651
Change in fair value of market securities (Note 10)	(592,545)	-	-
Finance income on sublease	-	-	1,314
Foreign exchange loss	(15,492)	(43,504)	(35,996)
Gain on forgiveness of debt (Note 8)	-	106,624	10,000
Gain on long-term investment	-	-	671
Gain on option settlement	8,159	-	-
Gain on sublease	-	-	2,962
Gain on spin-out transaction (Note 17)	477,000	1,914,814	-
Gain on write off of loan	5,000	-	-
Impairment of exploration and evaluation assets (Note 7)	(127,153)	-	-
Interest expense (Note 9)	(14,993)	(97,359)	(126,606)
Equity loss on investment in associate (Note 4)	(26,690)	(105,760)	-
Other income (Note 6)	23,389	176	-
Penalties and interest	(149,245)	(193,262)	-
Gain on investment in marketable securities (Notes 4 and 5)	1,497,878	-	-
Recovery of flow-through premium liability (Notes 10 and 16)	1,791,526	120,902	8,477
Write-off of prepaid expenses	-	-	(1,000)

Net Loss and Comprehensive Loss for the year	$(6,898,108)	$(3,615,375)	$(4,472,170)

Basic loss per common share	$(0.53)	$(0.48)	$(0.99)
Diluted loss per common share	$(0.53)	$(0.48)	$(0.99)

Weighted average number of common shares outstanding – basic and diluted	13,099,403	7,512,279	4,518,348

The accompanying notes are an integral part of these consolidated financial statements.

FOREMOST CLEAN ENERGY LTD.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

	Number of Shares	Capital Stock	Subscriptions received in advance	Reserves	Deficit	Total Shareholders’ Equity

Balance, March 31, 2023	3,969,617	26,449,839	-	1,806,894	(17,869,111)	10,387,622
Shares issued for exploration and evaluation assets	29,900	235,600	-	-	-	235,600
Shares issued for private placements	1,141,592	7,047,668	-	-	-	7,047,668
Warrant premium on private placements	-	(377,911)	-	377,911	-	-
Flow-through premium on private placements	-	(20,143)	-	-	-	(20,143)
Share issue costs, paid in cash	-	(480,415)	-	-	-	(480,415)
Share issue costs, paid in finder’s warrants	-	(280,100)	-	280,100	-	-
Derivative liability (Note 10)	-	(823,597)	-	-	-	(823,597)
Subscriptions received in advance	-	-	105,000	-	-	105,000
Shares issued for option exercise (Note 10)	36,000	184,800	-	(53,400)	-	131,400
Shares issued for warrant exercise (Note 10)	30,900	187,872	-	-	-	187,872
Share-based payments	-	-	-	910,700	-	910,700
Transfer of cancelled/forfeited options	-	-	-	(860,158)	860,158	-
Loss for the year	-	-	-	-	(4,472,170)	(4,472,170)

Balance, March 31, 2024	5,208,009	32,123,613	105,000	2,462,047	(21,481,123)	13,209,537
Shares issued for exploration and evaluation assets	1,836,416	6,866,449	-	-	-	6,866,449
Shares issued for private placements	3,292,971	11,955,379	(105,000)	-	-	11,850,379
Warrant premium on private placements	-	(761,375)	-	761,375	-	-
Flow-through premium on private placements	-	(1,900,762)	-	-	-	(1,900,762)
Share issue costs, paid in cash	-	(675,557)	-	-	-	(675,557)
Share issue costs, paid in finder’s warrants	-	(201,500)	-	201,500	-	-
Shares issued for RSU’s redeemed	82,570	224,591	-	(224,591)	-	-
Share-based payments	-	-	-	872,879	-	872,879
Warrants expired	-	-	-	(22,001)	22,001	-
Transfer of cancelled/forfeited options	-	-	-	(619,093)	619,093	-
Transfer of net assets pursuant to spin-out	-	(1,964,105)	-	(151,183)	-	(2,115,288)
Loss for the year	-	-	-	-	(3,615,375)	(3,615,375)

Balance, March 31, 2025	10,419,966	$45,666,733	$-	$3,280,933	$(24,455,404)	$24,492,262
Shares issued for cash	3,607,985	13,343,071	-	-	-	13,343,071
Flow-through premium on private placements	-	(1,605,690)	-	-	-	(1,605,690)
Share issue costs, paid in cash	-	(1,180,675)	-	-	-	(1,180,675)
Share issue costs, paid in finder’s warrants	-	(115,600)	-	115,600	-	-
Shares issued for exploration and evaluation assets	47,361	225,000	-	-	-	225,000
Shares issued for option exercise	129,087	532,963	-	(233,014)	-	299,949
Shares issued for warrant exercise	2,024,988	5,820,050	-	(230,400)	-	5,589,650
Shares issued for RSU’s redeemed	51,193	139,244	-	(139,244)	-	-
Share-based payments	-	-	-	1,237,739	-	1,237,739
Transfer of cancelled/forfeited options	-	-	-	(736,783)	736,783	-
Loss for the year	-	-	-	-	(6,898,108)	(6,898,108)

Balance, March 31, 2026	16,280,580	62,825,096	$-	$3,294,831	$(30,616,729)	$35,503,198

The accompanying notes are an integral part of these consolidated financial statements.

FOREMOST CLEAN ENERGY LTD.

Consolidated Statements of Cash Flows

March 31,

(Expressed in Canadian Dollars)

	2026	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES

Loss and comprehensive loss for the year	$(6,898,108)	$(3,615,375)	$(4,472,170)
Item not affecting cash:
Share-based payments	1,237,739	872,879	910,700
Interest expense	14,993	96,768	128,033
Other income	(28,536)	-	-
Change in fair value of derivatives	899,329	(498,534)	(166,651)
Recovery of flow-through premium liability	(1,791,526)	(120,902)	(8,477)
Finance income on sublease	-	-	(1,314)
Gain on forgiveness of debt	-	(106,624)	(10,000)
Equity loss on investment in associate	26,690	105,760	-
Gain on long-term investment	-	-	(671)
Gain on spin-out transaction	(477,000)	(1,914,814)	-
Gain on investment in associate	(905,333)	-	-
Gain on option settlement	(8,159)	-	-
Impairment of exploration and evaluation assets	127,153	-	-
Changes in non-cash working capital items:
Receivables	(294,908)	(85,648)	(13,694)
Prepaid expenses and deposits	(96,015)	223,478	(278,859)
Accounts payable and accrued liabilities	600,467	1,262,618	148,339
Loan repayments	-	-	(30,000)
Net cash used in operating activities	(7,593,214)	(3,780,394)	(3,794,764)

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation acquisition costs	(225,000)	(249,957)	(198,829)
Exploration and evaluation expenditures	(8,560,291)	(1,967,017)	(2,382,193)
Exploration and evaluation recoveries	-	200,000	200,000
Promissory note interest received	27,085	-	-
Cash held by spun out subsidiary	-	(656,450)	-
Receipt of sublease payments	-	-	32,851
Sale proceeds from investment	-	-	3,571
Net cash used in investing activities	(8,758,206)	(2,673,424)	(2,344,600)

CASH FLOWS FROM FINANCING ACTIVITIES
Shares issued for cash financings	13,343,071	11,850,379	7,047,668
Share issue costs	(1,021,189)	(675,557)	(480,415)
Exercise of options	308,108	-	131,400
Exercise of warrants	5,589,650	-	-
Short-term loan repaid	(509,931)	(600,000)	(102,711)
Short-term loan interest repaid	(21,430)	(113,920)	(102,090)
Subscription received in advance	-	-	105,000
Repayment of lease obligations	-	-	(35,813)
Net cash provided by financing activities	17,688,279	10,460,902	6,563,039

Change in cash for the year	1,336,859	4,007,084	423,675
Cash, beginning of year	5,005,346	998,262	574,587

Cash, end of year	$6,342,205	$5,005,346	$998,262

Cash paid for interest and taxes	$21,430	$113,920	$102,090

SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

FOREMOST CLEAN ENERGY LTD.

Notes to the Consolidated Financial Statements

March 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Foremost Clean Energy Ltd. (“Foremost” or the "Company") which was incorporated under the laws of the Province of British Columbia, is a public company listed on the Canadian Securities Exchange (the “CSE”) and trades under the symbol FAT and on the NASDAQ Capital Market (“NASDAQ”) under the symbols FMST and FMSTW. The Company’s head office is located at 250 – 750 West Pender Street, Vancouver, BC, V6C 2T7.

The Company is an exploration company focused on the identification and development of high potential mineral opportunities in stable jurisdictions.

Going concern of operations

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at March 31, 2026, the Company has had significant losses resulting in a deficit of $30,616,729 (2025 - $24,455,404). In addition, the Company has not generated revenues from operations. The Company has financed its operations primarily through the issuance of common shares and short-term loans. The Company continues to seek capital through various means including the issuance of equity and/or debt. These material uncertainties cast substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. These consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. Any such adjustments may be material.

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

These consolidated financial statements, including comparatives, have been prepared in accordance with IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements are presented in Canadian dollars, which is also the Company’s functional currency.

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

The policies applied in these consolidated financial statements are based on IFRS issued and effective as of March 31, 2026. The Board of Directors approved these consolidated financial statements for issue on June 29, 2026.

FOREMOST CLEAN ENERGY LTD.

Notes to the Consolidated Financial Statements

March 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

2.	BASIS OF PRESENTATION (Continued)

c)	Principles of consolidation

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

Rio Grande Resources Ltd (“Rio Grande”) was newly incorporated on July 19, 2024 for the purpose of the spin-out that was completed on January 31, 2025 (Note 17). At March 31, 2026, the Company owned 5,152,557 shares representing a 8.80% interest (2025 – 19.95% interest) in Rio Grande (Note 4). Sierra Gold & Silver Ltd. (“Sierra”) was a wholly owned subsidiary of the Company, which became a wholly-owned subsidiary of Rio Grande as part of the spin-out, and deconsolidated as a result of the completion of the spin-out during the year ended March 31, 2025.

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

FOREMOST CLEAN ENERGY LTD.

Notes to the Consolidated Financial Statements

March 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Use of estimates and judgments (Continued)

Exploration and evaluation assets (Continued)

Determining whether to test for impairment of mineral exploration properties and deferred exploration assets requires management’s judgment regarding the following factors, among others: the year for which the entity has the right to explore in the specific area has expired or will expire in the near future, and is not expected to be renewed; substantive expenditures on further exploration and evaluation of mineral resources in a specific area is neither budgeted nor planned; exploration for and evaluation of mineral resources in a specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; or sufficient data exists to indicate that, although a development in a specific area is likely to proceed, the carrying amounts of the exploration assets are unlikely to be recovered in full from successful development or by sale.

When an indication of impairment loss or a reversal of an impairment loss exists, the recoverable amount of the individual asset must be estimated. If it is not possible to estimate the recoverable amount of the individual asset, the recoverable amount of the cash-generating unit to which the asset belongs must be determined. Identifying the cash generating units requires management judgment. In testing an individual asset or cash-generating unit for impairment and identifying a reversal of impairment losses, management estimates the recoverable amount of the asset or the cash generating unit. This requires management to make several assumptions as to future events or circumstances. These assumptions and estimates are subject to change if new information becomes available.

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

FOREMOST CLEAN ENERGY LTD.

Notes to the Consolidated Financial Statements

March 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Use of estimates and judgments (Continued)

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

FOREMOST CLEAN ENERGY LTD.

Notes to the Consolidated Financial Statements

March 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Financial instruments (Continued)

FVTPL - Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statement of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in the statement of loss and comprehensive loss in the period in which they arise. Derivatives are also categorized as FVTPL unless they are designated as hedges.

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

The following table shows the classification and measurement of the Company’s financial instruments under IFRS 9:

Financial assets/liabilities	Classification and measurement
Cash	at amortized cost
Receivables	at amortized cost
Promissory note receivable	at amortized cost
Marketable securities	at FVTPL
Accounts payable and accrued liabilities	at amortized cost
Term loans payable	at amortized cost
Derivative liability	at FVTPL

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

The Company recognizes in profit and loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized. The loss allowance was $Nil as at March 31, 2026, 2025 and 2024.

FOREMOST CLEAN ENERGY LTD.

Notes to the Consolidated Financial Statements

March 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

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

Mineral properties - exploration and evaluation assets

Pre- acquisition costs

Pre- acquisition costs are expensed in the year in which they are incurred.

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

FOREMOST CLEAN ENERGY LTD.

Notes to the Consolidated Financial Statements

March 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

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

FOREMOST CLEAN ENERGY LTD.

Notes to the Consolidated Financial Statements

March 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

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

FOREMOST CLEAN ENERGY LTD.

Notes to the Consolidated Financial Statements

March 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

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

i)

Presentation and Disclosure in Financial Statements (IFRS 18) is effective for reporting periods beginning on or after January 1, 2027.  IFRS 18 introduces three sets of new requirements to give investors more transparent and comparable information about companies’ financial performance for better investment decisions. The Company is assessing the impact this new accounting standard may have on its consolidated financial statements.

ii)

IFRS 9 Financial Instruments (“IFRS 9”) requires entities to recognize financial assets and liabilities when they become party to the contractual terms and to measure them initially at fair value, adjusted for directly attributable transaction costs where applicable. The standard is being clarified to provide better guidance on the derecognition of financial liabilities, which can impact bank reconciliation processes, especially during debt restructuring based on the timing of payments on financial liabilities as compared to the actual settlement of those debts. This clarification may result in a change in the derecognition timing of financial liabilities in situations where electronic payments are involved. The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The Company is currently assessing the impact that the adoption of this clarification of IFRS 9 will have on its financial statements.

FOREMOST CLEAN ENERGY LTD.

Notes to the Consolidated Financial Statements

March 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

4.	INVESTMENT IN ASSOCIATE

On January 31, 2025, as a result of the spin-out (Note 17) the Company received 5,152,557 shares of Rio Grande, a publicly traded company, representing a 19.95% interest in Rio Grande, at a fair value of $489,493. At March 31, 2025, 5,152,557 shares represented a 19.95% interest in Rio Grande. As a result of the share ownership in conjunction with other factors (including a common CEO and director) it was determined that the Company exercised significant influence over Rio Grande and accounted for its investment in Rio Grande using the equity method.

Summary statement of financial position of Rio Grande as at March 31, 2025:

As at March 31, 2025

Cash	$531,375
Other current assets	14,935
Long-term exploration assets	3,189,002
Short-term accounts payable and accrued liabilities	(717,444)
Royalty payable	(367,784)
Long-term tax penalty payable	(207,350)
Long-term notes payable	(1,197,450)
Long term derivative liability	(5,647)

Net assets	$1,239,637

Summary statement of loss and comprehensive loss of Rio Grande for:

	For the period from April 1, 2025 to June 17, 2025	For the period from February 1, 2025 to March 31, 2025

Loss from operations	$(220,302)	$(530,140)
Net loss and comprehensive loss	$(220,302)	$(530,140)

At June 17, 2025, the Company owned 5,152,557 shares representing a 12.12% interest ( March 31, 2025 – 19.95% interest) in Rio Grande. As a result of a dilution, the share ownership in conjunction with other factors, it was determined that the Company no longer exercises significant influence over Rio Grande and derecognized the investment in associate resulting in a gain on investment in marketable securities of $1,497,878, calculated as the difference between the fair market value of the shares held at the time of derecognition, based on the quoted market price of $1,854,921, and the total of the carrying value of the investment in associate immediately prior to derecognition of ($357,043).

Investment in associate

Balance as at March 31, 2024	$-
Value of shares received on spinout (Note 17)	489,493
Equity share of loss	(105,760)
Balance as at March 31, 2025	383,733
Equity share of loss through June 17, 2025	(26,690)
Derecognition of investment to profit and loss due to loss of significant influence	(357,043)

Balance as at March 31, 2026	$-

FOREMOST CLEAN ENERGY LTD.

Notes to the Consolidated Financial Statements

March 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

5.	MARKETABLE SECURITIES

On March 31, 2026, Rio Grande had 44,899,037 outstanding shares, of which 5,152,557 shares were held by the Company, represented a 11.48% interest ( March 31, 2025 – 19.95% interest).  Due to the reduction in share ownership and resulting significant influence, the shares were revalued and reclassified as marketable securities.

	Common shares	Total
Rio Grande Resources Ltd
As of March 31, 2024 and 2025	-	$-
Reclassification – June 17, 2025	5,152,557	1,854,921*
Change in fair value of marketable securities	-	(592,545)
As of March 31, 2026	5,152,557	$1,262,376*

* determined based on the quoted market price.

As at March 31, 2026, the Company presented its investments in Rio Grande as non-current assets as it is management’s intention to hold these securities for at least 12 months.

6.	PROMISSORY NOTES RECEIVABLE

On November 5, 2024, as a condition of the completion of the Rio Grande Arrangement (Note 17), a $520,000 promissory note was issued by Rio Grande to the Company, which is due for repayment by Rio Grande on or before November 5, 2027 (“Rio Grande Promissiory Note”). The promissory note is a related party receivable as a result of having a common director and bears interest of 8.95% per annum, starting four months from January 31, 2025. The full amount of the Rio Grande Promissory Note must be settled by Rio Grande using 15% of its funds from its first and, as necessary, subsequent financing(s) following completion of the Arrangement. The promissory note is unsecured.  In accordance with the arrangement, $240,000 from Rio Grande’s completed financing was applied to the outstanding amount during the year ended March 31, 2026.

During the year ended March 31, 2026, the Company accrued interest income of $23,389 and collected principal payments of $42,150 and interest payments of $27,085.

As at March 31, 2026, the outstanding balance is $276,304.

FOREMOST CLEAN ENERGY LTD.

Notes to the Consolidated Financial Statements

March 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

7.	EXPLORATION AND EVALUATION ASSETS

During the year ended March 31, 2026, the following expenditures were incurred on the exploration and evaluation properties of the Company:

	Manitoba Lithium-Gold Properties	Quebec Lithium Property	Athabasca Properties	Total

Acquisition costs
Balance, March 31, 2025	$2,917,160	$127,153	$6,716,449	$9,760,762
Cash	225,000	-	-	225,000
Shares	225,000	-	-	225,000
Others	615	-	-	615
Impairment	-	(127,153)	-	(127,153)
Balance, March 31, 2026	3,367,775	-	6,716,449	10,084,224

Exploration costs
Balance, March 31, 2025	11,168,336	-	395,687	11,564,023
Assay	307,061	-	147,598	454,659
Drilling	683,459	-	1,751,055	2,434,514
Field work	559,443	-	2,390,854	2,950,297
Geological, consulting, and other	324,700	-	892,029	1,216,729
Survey	-	-	1,948,982	1,948,982
Balance, March 31, 2026	13,042,999	-	7,526,205	20,569,204

Total Balance – March 31, 2026	$16,410,774	$-	$14,242,654	$30,653,428

FOREMOST CLEAN ENERGY LTD.

Notes to the Consolidated Financial Statements

March 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

7.	EXPLORATION AND EVALUATION ASSETS (Continued)

During the year ended March 31, 2025, the following expenditures were incurred on the exploration and evaluation properties of the Company:

	New Mexico Gold Property	Manitoba Lithium-Gold Properties	Quebec Lithium Property	Athabasca Properties	Total

Acquisition costs
Balance, March 31, 2024	$1,338,793	$2,616,392	$127,153	$-	$4,082,338
Cash	99,189	150,768	-	-	249,957
Shares	-	150,000	-	6,716,449	6,866,449
Spin-out	(1,437,982)	-	-	-	(1,437,982)
Balance, March 31, 2025	-	2,917,160	127,153	6,716,449	9,760,762

Exploration costs
Balance, March 31, 2024	419,233	10,592,842	-	-	11,012,075
Assay	-	55,945	-	-	55,945
Drilling	-	42,950	-	97,308	140,258
Geological, consulting, and other	28,940	676,599	-	298,379	1,003,918
Exploration cost recovery	-	(200,000)	-	-	(200,000)
Spin-out	(448,173)	-	-	-	(448,173)
Balance, March 31, 2025	-	11,168,336	-	395,687	11,564,023

Total Balance – March 31, 2025	$-	$14,085,496	$127,153	$7,112,136	$21,324,785

New Mexico Gold

Winston Property

The Winston Property ceased to be an asset of the Company on January 31, 2025 as it was included in the Spin-Out (Note 17).

FOREMOST CLEAN ENERGY LTD.

Notes to the Consolidated Financial Statements

March 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

7.	EXPLORATION AND EVALUATION ASSETS (Continued)

Manitoba Lithium & Gold

Zoro Property

The Company announced on January 4, 2024 that a $300,000 grant shall be received from the Manitoba Government for the Zoro Lithium Property to fund further exploration and development. During the year ended March 31, 2024, the Company received $100,000 of the $300,000 grant. The remaining $200,000 grant was received during the year ended March 31, 2025.

Jean Lake Lithium/Gold Property

The Company earned a 100% interest in the Jean Lake property by paying $250,000 in cash and by issuing $250,000 in shares (47,299 shares issued) and incurring $500,000 in exploration expenditures. The property agreement is subject to a 2% net smelter return royalty (the “NSR”). The Company can acquire an undivided 50% interest in the NSR, being one-half of the NSR or a 1% NSR, by making a $1,000,000 cash payment to the NSR holder, together with all accrued but unpaid NSR’s at the time, prior to the commencement of commercial production on the property.

Grass River Property

During the year ended March 31, 2022, the Company staked claims on the Grass River Property in the Snow Lake area of Manitoba for $40,500. During the year ended March 31, 2023, the Company staked additional claims for $3,000. During the year ended March 31, 2024, the Company staked additional claims for $1,755. During the year ended March 31, 2026, the Company incurred $615 (2025 - $130; 2024 - $1,755) in claim filing fees.

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

FOREMOST CLEAN ENERGY LTD.

Notes to the Consolidated Financial Statements

March 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

7.	EXPLORATION AND EVALUATION ASSETS (Continued)

Peg North Property (Continued)

a)	cash payments of $750,000 as follows:
i)	a cash payment of $100,000 on or before June 23, 2022 (paid);
ii)	a cash payment of $100,000 on or before June 28, 2023 (paid);
iii)	a cash payment of $100,000 on or before June 28, 2024 (paid);
iv)	a cash payment of $150,000 on or before June 28, 2025 (paid);
v)	a cash payment of $150,000 on or before June 28, 2026 (paid);
vi)	a cash payment of $150,000 on or before June 28, 2027; and

b)	the issuance of $750,000 in shares of the Company as follows:
i)	the issuance of $100,000 in common shares on or before June 23, 2022 (issued 10,526 shares);
ii)	the issuance of $100,000 in common shares on or before June 9, 2023 (issued 13,072 shares);
iii)	the issuance of $100,000 in common shares on or before June 28, 2024; (issued 28,818 shares);
iv)	the issuance of $150,000 in common shares on or before June 28, 2025; (issued 30,000 shares);
v)	the issuance of $150,000 in common shares on or before June 28, 2026 (issued 65,502 shares);
vi)	the issuance of $150,000 in common shares on or before June 28, 2027; and

c)	incurring exploration expenditures totaling $3,000,000 due on or before June 9, 2027 (incurred cumulative exploration expenditures of $881,337 through March 31, 2026).

Provided that the First Option has been exercised, the Company may purchase from Strider one half (1%) of the NSR for a cash payment of $1,500,000 (the “Second Option”) at any time prior to commencement of commercial production.

Quebec Lithium

Lac Simard South Property

During the year ended March 31, 2024, the Company earned a 100% interest in the Lac Simard South property located in Quebec by paying $35,000 (paid) and issuing 10,700 common shares (issued and valued at $85,600).

Athabasca Uranium Properties

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

Phase 1

During the year ended March 31, 2025, the Company earned an initial 20% interest in the Athabasca Properties (14.03% for Hatchet Lake) by:

●	issuing 1,369,810 common shares (issued and valued at $5,205,278) to Denison;
●	appointing a Technical Advisor to Foremost at Denison's election; and
●

entering into an Investors Rights Agreement providing for, among other things: the appointment by Denison of up to two individuals to the board of directors of Foremost; and a pre-emptive equity participation right for Denison to maintain a 19.95% equity interest in Foremost.

The Company also issued 425,682 common shares to arm’s length parties for finders and advisory fees valued at $1,511,171.

FOREMOST CLEAN ENERGY LTD.

Notes to the Consolidated Financial Statements

March 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

7.	EXPLORATION AND EVALUATION ASSETS (Continued)

Athabasca Properties (Continued)

Phase 2

To earn an additional 31% interest in the Athabasca Properties (21.75% for Hatchet Lake), on or before October 4, 2027, the Company must:

●	pay $2,000,000 to Denison in cash or common shares or a combination thereof;
●	incur $8,000,000 in exploration expenditures on the Athabasca Properties (incurred cumulative exploration expenditures of $7,526,205 through March 31, 2026).

If the conditions of Phase 2 are not satisfied, the Company shall forfeit the entirety of its interests in and rights to the Athabasca Properties.

Phase 3

To earn an additional 19% interest in the Athabasca Properties (15.22% for Hatchet Lake), on or before October 4, 2030, and on the successful completion of Phase 2, the Company must:

●	pay $2,500,000 to Denison in cash or common shares or a combination thereof;
●	incur a further $12,000,000 in exploration expenditures on the Athabasca Properties.

If the conditions of Phase 3 are not satisfied, the Company shall forfeit a portion of its interests in and rights to the Athabasca Properties such that Denison's interests in each of the Athabasca Properties will be increased to 51% and operatorship shall revert to Denison.

Upon completion of Phase 3 of the option agreement, the parties will enter into a joint venture agreement in respect of each of the Athabasca Properties other than Hatchet Lake and the Company will become a party to the existing Hatchet Lake joint venture agreement between Trident Resources Corp. and Denison.

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payables and accrued liabilities for the Company are broken down as follows:

	March 31, 2026	March 31, 2025

Trade payables	$874,900	$93,707
Accrued liabilities	112,000	56,167
Due to related parties	193,615	156,244

	$1,180,515	$306,118

During the year ended March 31, 2025, the Company wrote-off $50,200 in accrued liabilities and settled $181,424 of accounts payable for $125,000, resulting in a gain on forgiveness of debt of $106,624.

FOREMOST CLEAN ENERGY LTD.

Notes to the Consolidated Financial Statements

March 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

9.	TERM LOANS PAYABLE

	March 31, 2026	March 31, 2025

Non-related party loan payable on demand, no fixed term	$-	$5,000
Secured Loan payable on October 4, 2025, revised to 9% per annum (see below)	-	516,368

Total term loans payable	$-	$521,368

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

The Company incurred $14,993 (2025 - $96,768, 2024 - $126,606) in interest and paid the outstanding balance in full including accrued interest during the year ended March 31, 2026.

10.	CAPITAL STOCK AND RESERVES

Authorized capital stock

Unlimited number of common shares without par value.

Issued capital stock

All issued shares are fully paid.

During the year ended March 31, 2026, the Company:

i)	issued 30,000 common shares at a value of $150,000 pursuant to the Peg North Property option agreement (Note 7).

ii)	issued 17,361 common shares at a value of $75,000 pursuant to the Jean Lake Property option agreement (Note 7).

iii)	issued 51,193 common shares pursuant to RSU settlement resulting in reallocation of share-based reserves of $139,244 from reserves to share capital.

FOREMOST CLEAN ENERGY LTD.

Notes to the Consolidated Financial Statements

March 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

10.	CAPITAL STOCK AND RESERVES (Continued)

iv)

issued 129,087 common shares upon exercise of options for gross proceeds of $299,949 resulting in reallocation of share-based reserves of $233,014 from reserves to share capital, of which 10,319 options were exercised cashless and valued at $3,278. The weighted average share price on the date of the option exercise was $4.80.

v)

issued 2,024,988 common shares upon exercise of warrants for gross proceeds of $6,042,784 resulting in reallocation of warrant reserves of $230,400 from reserves to share capital. Foremost’s net proceed from exercises were $5,589,650 and $453,134 was recorded as due to Rio in accordance to the Arrangement (Note 17). The weighted average share price on the date of the warrant exercise was $4.94.

vi)	issued 485,000 common shares to Denison Mines Corp. at a price of $2.20 per share for aggregate consideration of $1,067,000 pursuant to the Investor Rights Agreement.

vii)	issued 1,432,785 common shares as part of the financing for aggregate consideration of $6,529,391. The Company also incurred legal and issuance fees of $571,081 related to the financing

viii)

closed a non-brokered private placement issuing 1,690,200 flow-through units consisting of one flow-through common share and one-half non-flow-through common share purchase warrant at $3.40 per unit for gross proceeds of $5,746,680, of which $Nil was allocated to the warrant component of the unit. Each warrant is exercisable by the holder to purchase an additional common share at a price of $4.40 until March 31, 2028. A value of $1,605,690 was attributed to the flow-through premium liability in connection with the financing. The Company paid a cash finder’s fees of $451,721 and granted 98,892 finder’s warrants (valued at $115,600), entitling the holder to purchase one common share at a price of $3.40 per share until March 31, 2028. All securities issued will be subject to a hold period of four months and one day from the date of issuance. The Company also incurred legal and filing fees of $157,873 related to the private placement. The Company is committed to incur a total of $5,746,680 of qualifying Canadian Exploration Expenses (“CEE”) on or before December 31, 2026. As at March 31, 2026, the Company has incurred $Nil in qualifying CEE and has a balance of $1,605,690 (2025 - $Nil) in flow-through liability.

During the year ended March 31, 2025, the Company:

a)

closed a non-brokered private placement issuing 247,471 flow-through units consisting of one flow-through common share and one non-flow-through common share purchase warrant at $5.88 per unit for gross proceeds of $1,455,129 (of which $105,000 was received in March 2024 as subscriptions received in advance), of which $Nil was allocated to the warrant component of the unit and recorded in reserves. Each warrant is exercisable by the holder to purchase an additional common share at a price of $4.00 until April 29, 2026. A value of $537,012 was attributed to the flow-through premium liability in connection with the financing. If at any time, the volume-weighted average trading price of the common shares on the CSE trades at or above $6.00 for 14 consecutive trading days, the Company may elect to accelerate the expiry date of the warrants by giving notice to the holders, by way of a news release, that the warrants will expire 30 calendar days following the date of such notice. The Company paid a cash finder’s fees of $175 and granted 51 finder’s warrants (valued at $100), entitling the holder to purchase one common share at a price of $3.40 per share until April 29, 2026. All securities issued will be subject to a hold period of four months and one day from the date of issuance. The Company also incurred legal and filing fees of $22,694 related to the private placement. The Company is committed to incur a total of $1,455,129 of qualifying Canadian Exploration Expenses (“CEE”) on or before December 31, 2025. As at March 31, 2026, the Company has incurred $1,455,129 in qualifying CEE and has a balance of $Nil (2025 - $427,776) in flow-through liability.

b)	issued 28,818 common shares at a value of $100,000 as part of the annual payment due under the Peg North Property option agreement (Note 7).

c)	issued 12,106 common shares at a value of $50,000 as a part of the acquisition payments for the Jean Lake option agreement (Note 7).

FOREMOST CLEAN ENERGY LTD.

Notes to the Consolidated Financial Statements

March 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

10.	CAPITAL STOCK AND RESERVES (Continued)

d)	issued 1,795,492 common shares at a value of $6,716,449 pursuant to the acquisition of the Athabasca Property (Note 7).

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

The Company also issued 1,022,500 flow-through units consisting of one flow-through common share and one flow-through common share purchase warrant for $3.50 per unit for gross proceeds of $3,578,750, of which $255,625 was allocated to the warrant component of the unit and recorded in reserves. Each warrant is exercisable by the holder to purchase an additional common share at a price of $4.00 until November 14, 2026. A value of $511,250 was attributed to the flow-through premium liability in connection with the financing. The Company is committed to incur a total of $3,578,750 of qualifying CEE on or before December 31, 2025. As at March 31, 2026, the Company has incurred $3,578,750 in qualifying CEE and has a balance of $Nil (2025 - $511,250) in flow-through liability.

The Company also issued 550,000 charitable flow-through units consisting of one charitable flow-through common share and one non-flow-through common share purchase warrant for $4.55 per unit for gross proceeds of $2,502,500, of which $137,500 was allocated to the warrant component of the unit and recorded in reserves. Each warrant is exercisable by the holder to purchase an additional common share at a price of $4.00 until November 14, 2026. A value of $852,500 was attributed to the charitable flow-through premium liability in connection with the financing. The Company is committed to incur a total of $2,502,500 of qualifying CEE on or before December 31, 2025. As at March 31, 2026, the Company has incurred $2,502,500 in qualifying CEE and has a balance of $Nil (2025 - $852,500) in flow-through liability.

In connection with these financings, the Company paid commissions of $570,015 and granted 162,730 broker warrants (valued at $201,500). Each broker warrant is exercisable for one common share of the Company at a price of $3.00 per common share until November 14, 2026. The Company also paid other share issuance costs of $82,673.

f)	issued 82,570 common shares pursuant to RSU settlement resulting in reallocation of share-based reserves of $224,591 from reserves to share capital.

During the year ended March 31, 2024, the Company:

a)

closed an underwritten public offering in the United States (the “Offering”). The Company sold 800,000 units, each consisting of one common share and one warrant to purchase one common share, at a public offering price of $6.77 (USD $5.00) per unit. The warrants are exercisable into common shares at a price of USD $6.25 for five years. As the warrants are denominated in a currency other than the functional currency, the Company recognized a derivative liability valued at $823,597 associated with the warrants. As at March 31, 2024, the Company revalued the derivative liability at $656,946 resulting in an unrealized gain on change in fair value of warrants of $166,651 through profit or loss for the year ended March 31, 2024. It was estimated using a Level 1 fair value measurement. The aggregate gross proceeds to the Company from the Offering were $5,418,400 (USD $4,000,000), before deducting underwriting discounts of $387,416 (USD $286,000) and offering expenses. The Company also issued 40,000 underwriter’s warrants (valued at $270,400). All securities issued are free from any resale restrictions under applicable Canadian and United States securities laws. The common shares and unit warrants sold in the Offering began trading on NASDAQ under the symbols FMST and FMSTW, respectively, on August 22, 2023.

FOREMOST CLEAN ENERGY LTD.

Notes to the Consolidated Financial Statements

March 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

10.	CAPITAL STOCK AND RESERVES (Continued)

b)

closed Tranche 1 of 2 (see Note 16) on a non-brokered private placement issuing 188,651 flow-through units consisting of one flow-through common share and one non-flow-through share purchase warrant at $5.88 per unit for gross proceeds of $1,109,268 and 152,941 non-flow-through units consisting of one non-flow-through common share and one non-flow-through share purchase warrant at $3.40 per unit for gross proceeds of $520,000. The warrants are exercisable into common shares at a price of $4.00 until March 13, 2026. The Warrants will be subject to an accelerated expiry, if, at any time following the date of issuance, the volume weighted average trading price of the Shares on the Canadian Securities Exchange is or exceeds $6.00 for any 14 consecutive trading days. The Company may elect to accelerate the expiry date of the Warrants and NFT Warrants by giving notice to the holders, by way of a news release, that the Warrants and NFT Warrants will expire 30 calendar days following the date of such notice. In connection with the first tranche closing, cash finder’s fees of $11,134 were paid on the financings and the Company issued 3,274 share purchase finders warrants (valued at $9,700). Each Finder’s warrant entitles the holder to purchase one common share at a price of $3.40 for a two-year period. All of the securities issued under the first tranche of the Offering will be subject to a hold period of four months and one day from the date of issuance expiring on July 14, 2024. A value of $20,143 was attributed to the flow-through premium liability and $377,911 was allocated to reserves in connection with the financing. The Company is committed to incur a total of $1,109,268 of qualifying Canadian Exploration Expenses (“CEE”) on or before December 31, 2025. As at March 31, 2026, the Company has spent $1,109,268 in qualifying CEE.

c)	issued 10,700 common shares at a value of $85,600 as part of the acquisition payments for the Lac Simard South option agreement (see Note 7).

d)	issued 13,072 common shares at a value of $100,000 as part of the acquisition payments for the Peg North option agreement (see Note 7).

e)	issued 6,128 common shares at a value of $50,000 as part of the acquisition payments for the Jean Lake option agreement (see Note 7).

f)	issued 30,900 common shares at a value of $187,872 to a non-related consulting firm for services; and

g)

issued 36,000 common shares upon exercise of options for gross proceeds of $131,400 resulting in reallocation of share-based reserves of $53,400 from reserves to share capital. The weighted average share price on the date of the option exercise was $4.95.

Stock Incentive Plan:

The Board of Directors adopted the Company’s 2023 Stock Incentive Plan which allows the Company to grant equity-based incentive awards (each, an “Award”) in the form of stock options (“Options”), restricted stock units (“RSUs”), performance stock units (“PSUs”) and deferred stock units (“DSUs”) to executive, officers, directors, employees, and consultants. The Stock Incentive Plan was ratified by shareholders at the Annual General and Special Meeting (“AGSM”) on December 20, 2024, and is a fixed number share plan providing an aggregate maximum number of common shares that may be issued upon the exercise or settlement of Awards granted under the plan, not to exceed 1,500,000 common shares, subject to the adjustment provisions provided within the plan. On October 25, 2025, the Board of Directors of the Company approved an amended and restated Stock Incentive Plan, which was ratified by shareholders at the Annual General Meeting (“AGM”) held on December 16, 2025. The amended plan increased the maximum aggregate number of common shares authorized for issuance upon settlement of the stock-based incentive awards grantable thereunder and in accordance with the terms of the Stock Incentive Plan to be equal to 15% of the issued and outstanding common shares at the time of grant calculated on a non-diluted basis.

FOREMOST CLEAN ENERGY LTD.

Notes to the Consolidated Financial Statements

March 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

10.	CAPITAL STOCK AND RESERVES (Continued)

Stock options:

The 2025 Stock Incentive Plan supersedes and replaces the Company’s Option Plan, dated as originally adopted by the Board of Directors on December 12, 2023, and ratified by the stockholders of the Company on January 25, 2024.

During the year ended March 31, 2026, the Company

a)	had 223,514 stock options that were cancelled and/or forfeited, resulting in an allocation of share-based reserves of $736,783 to deficit

During the year ended March 31, 2025, the Company:

a)	had 156,589 stock options that were cancelled and/or forfeited, resulting in an allocation of share-based reserves of $619,093 to deficit and reversal of share-based payments of $134,962.

b)

granted stock options for 36,000 shares to a consultant of the Company. The options are exercisable at $3.01 (USD $2.84) per share until July 23, 2029 with an estimated fair value of $112,200 and vest immediately. These options were cancelled during the year ended March 31, 2025.

c)	granted stock options for 83,194 shares to directors and officers of the Company. The options are exercisable at $2.51 per share until April 1, 2029 with an estimated fair value of $167,600.
●	51,323 stock options vested immediately.
●	31,871 stock options vest equally over a three-year period.
●	During the year ended March 31, 2025, the Company recorded share-based compensation of $133,795 for the vested portion of the stock options.
●	During the year ended March 31, 2026, the Company recorded share-based compensation of $24,728 for the vested portion of the stock options.

d)

granted stock options for 55,000 shares to consultants of the Company. The options are exercisable at $2.51 per share until November 15, 2027 with an estimated fair value of $91,100 and vest immediately.

e)

granted stock options for 36,815 shares to a director, an officer and consultants of the Company. The options are exercisable at $2.51 per share until November 15, 2029 with an estimated fair value of $77,400 and vest immediately.

f)

granted stock options for 36,000 shares to a consultant of the Company. The options are exercisable at $1.42 (USD $0.99) per share until February 12, 2030 with an estimated fair value of $39,900 and vest immediately.

g)

granted stock options for 9,200 shares to a director of the Company. The options are exercisable at $1.38 per share until February 12, 2030 with an estimated fair value of $10,200 and vest immediately.

h)

granted stock options for 83,333 shares to a consultant of the Company. The options are exercisable at $1.20 per share until March 27, 2028 with an estimated fair value of $61,800 and vest immediately. These options were cancelled during the year ended March 31, 2026.

FOREMOST CLEAN ENERGY LTD.

Notes to the Consolidated Financial Statements

March 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

10.	CAPITAL STOCK AND RESERVES (Continued)

Stock options (Continued):

During the year ended March 31, 2024, the Company:

a)	granted stock options for 17,500 shares to a consultant of the Company. The options are exercisable at $5.65 per share for three years with an estimated fair value of $60,200 and vest immediately.

b)

granted stock options for an aggregate of 40,000 shares to directors and a consultant of the Company. The options are exercisable at $6.60 per share for three years with an estimated fair value of $173,500 and vest immediately.

c)

granted stock options for an aggregate of 85,000 shares to officers of the Company. The options are exercisable at $6.60 per share for five years with an estimated fair value of $445,500 and vest immediately.

d)	granted stock options for 20,000 shares to a director of the Company. The options are exercisable at $5.47 per share for three years with an estimated fair value of $75,500 and vest immediately.

e)	granted stock options for 20,000 shares to an officer of the Company. The options are exercisable at $3.98 per share for five years with an estimated fair value of $66,600 and vest immediately.

f)	granted stock options for 20,000 shares to a consultant of the Company. The options are exercisable at $3.30 per share for two years with an estimated fair value of $36,000 and vest immediately.

g)	had 36,000 stock options exercised by issuing 36,000 shares for proceeds of $131,400; and

h)	had 80,300 stock options that expired or were forfeited, resulting in a reallocation of share-based reserves of $860,158 from reserves to deficit.

i)	granted stock options for 36,000 shares to a consultant of the Company. The options are exercisable at $3.65 per share for one year with an estimated fair value of $53,400 and vest immediately.

FOREMOST CLEAN ENERGY LTD.

Notes to the Consolidated Financial Statements

March 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

10.	CAPITAL STOCK AND RESERVES (Continued)

Stock options (Continued):

Stock option transactions for the year ended March 31, 2026, are summarized as follows:

Expiry Date	Exercise Price	Balance March 31, 2025	Granted	Exercised	Forfeited / Expired	Balance March 31, 2026	Exercisable

September 2, 2025	$11.61*	20,000	-	-	(20,000)	-	-
November 20, 2025	$3.34*	6,000	-	-	(6,000)	-	-
December 2, 2025	$8.20*	25,000	-	-	(25,000)	-	-
December 13, 2025	$8.65*	21,000	-	-	(21,000)	-	-
March 26, 2026	$3.01*	20,000	-	(20,000)	-	-	-
August 25, 2026	$5.15*	17,500	-	-	-	17,500	17,500
September 6, 2026	$6.01*	25,000	-	-	(17,500)	7,500	7,500
November 1, 2026	$6.83*	10,000	-	-	-	10,000	10,000
December 1, 2026	$4.98*	20,000	-	-	-	20,000	20,000
November 15, 2027	$2.51*	55,000	-	(40,000)	(15,000)	-	-
March 27, 2028	$1.20	83,333	-	-	(83,333)	-	-
September 6, 2028	$6.01*	60,000	-	-	-	60,000	60,000
April 1, 2029	$2.51*	71,605	-	(38,768)	-	32,837	11,590
November 15, 2029	$2.51*	36,815	-	(20,000)	(10,000)	6,815	6,815
February 12, 2030	$1.42	36,000	-	(10,319)	(25,681)	-	-
February 12, 2030	$1.38	9,200	-	-	-	9,200	9,200

Total		516,453	-	(129,087)	(223,514)	163,852	142,605

Weighted average exercise price		$3.96	$-	$2.50	$4.21	$4.74	$5.07

Weighted average remaining life (years)		2.81				2.05

FOREMOST CLEAN ENERGY LTD.

Notes to the Consolidated Financial Statements

March 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

10.	CAPITAL STOCK AND RESERVES (Continued)

Stock options (Continued):

Stock option transactions for the year ended March 31, 2025, are summarized as follows:

Expiry Date	Exercise Price	Balance March 31, 2024	Granted	Exercised	Forfeited / Expired	Balance March 31, 2025	Exercisable

March 8, 2025	$14.12*	4,000	-	-	(4,000)	-	-
September 2, 2025	$11.61*	20,000	-	-	-	20,000	20,000
September 6, 2025	$12.52*	8,000	-	-	(8,000)	-	-
November 20, 2025	$3.64*	6,000	-	-	-	6,000	6,000
December 2, 2025	$8.20*	62,000	-	-	(37,000)	25,000	25,000
December 13, 2025	$8.65*	21,000	-	-	-	21,000	21,000
March 26, 2026	$3.01*	20,000	-	-	-	20,000	20,000
August 25, 2026	$5.15*	17,500	-	-	-	17,500	17,500
September 6, 2026	$6.01*	40,000	-	-	(15,000)	25,000	25,000
November 1, 2026	$6.84*	10,000	-	-	-	10,000	10,000
December 4, 2026	$4.98*	20,000	-	-	-	20,000	20,000
November 15, 2027	$2.51*	-	55,000	-	-	55,000	55,000
March 27, 2028	$1.20	-	83,333	-	-	83,333	83,333
September 6, 2028	$6.01*	85,000	-	-	(25,000)	60,000	60,000
February 15, 2029	$3.98	20,000	-	-	(20,000)	-	-
July 23, 2029	$3.81*	-	36,000	-	(36,000)	-	-
April 1, 2029	2.51*	-	83,194	-	(11,589)	71,605	51,323
November 15, 2029	2.51*	-	36,815	-	-	36,815	36,815
February 12, 2030	1.42	-	36,000	-	-	36,000	36,000
February 12, 2030	1.38	-	9,200	-	-	9,200	9,200

Total		333,500	339,572	-	(156,589)	516,453	496,171

Weighted average exercise price		$7.38	$2.32	$-	$5.86	$3.96	$4.02

Weighted average remaining life (years)		2.61				2.81

* on January 31, 2025, pursuant to the Arrangement Agreement (Note 16), the Company modified the exercise price of certain stock options

FOREMOST CLEAN ENERGY LTD.

Notes to the Consolidated Financial Statements

March 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

10.	CAPITAL STOCK AND RESERVES (Continued)

Stock options (Continued):

Stock option transactions for the year ended March 31, 2024, are summarized as follows:

Expiry Date	Exercise Price	Balance March 31, 2023	Granted	Exercised	Forfeited / Expired	Balance March 31, 2024	Exercisable

March 1, 2024	$16.50	15,000	-	-	(15,000)	-	-
November 14, 2024	$3.65	-	36,000	(36,000)	-	-	-
March 8, 2025	$15.50	4,000	-	-	-	4,000	4,000
September 2, 2025	$12.75	20,000	-	-	-	20,000	20,000
September 6, 2025	$13.75	8,000	-	-	-	8,000	8,000
November 20, 2025	$4.00	6,000	-	-	-	6,000	6,000
December 2, 2025	$9.00	62,000	-	-	-	62,000	62,000
December 13, 2025	$9.50	31,000	-	-	(10,000)	21,000	21,000
January 15, 2026	$7.25	35,300	-	-	(35,300)	-	-
March 26, 2026	$3.30	-	20,000	-	-	20,000	20,000
August 25, 2026	$5.65	-	17,500	-	-	17,500	17,500
September 6, 2026	$6.60	-	40,000	-	-	40,000	40,000
November 1, 2026	$7.50	10,000	-	-	-	10,000	10,000
December 4, 2026	$5.47	-	20,000	-	-	20,000	20,000
February 16, 2027	$17.50	20,000	-	-	(20,000)	-	-
September 6, 2028	$6.60	-	85,000	-	-	85,000	85,000
February 15, 2029	$3.98	-	20,000	-	-	20,000	20,000
	$-	-	-	-	-	-	-

Total		211,300	238,500	(36,000)	(80,300)	333,500	333,500

Weighted average exercise price		$10.81	$5.87	$4.70	$9.95	$7.38	$7.38

Weighted average remaining life (years)		2.57				2.61

The fair value of stock options granted was calculated using the Black-Scholes option pricing model with the following weighted average assumptions.

	For the year ended March 31, 2026	For the year ended March 31, 2025	For the year ended March 31, 2024

Fair value per option	$-	$1.48	$5.42
Exercise price	$-	$2.13	$5.49
Expected life (years)	-	3.92	3.50
Interest rate	-	2.92%	4.17%
Annualized volatility (based on historical volatility)	-	101%	108%
Dividend yield	-	0.00%	0.00%

FOREMOST CLEAN ENERGY LTD.

Notes to the Consolidated Financial Statements

March 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

10.	CAPITAL STOCK AND RESERVES (Continued)

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

During the year ended March 31, 2026, the Company granted 428,718 RSUs to certain directors, officers and consultants of the Company. The total estimated fair value of the RSUs granted was $1,975,710 based on the market value of the Company’s shares at the grant date. The fair value of each RSU is recorded as share-based payments over the vesting period. 142,906 RSUs will vest on April 1, 2026, 142,906 RSUs will vest on April 1, 2027 and 142,906 RSUs will vest on April 1, 2028.

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

During the year ended March 31, 2026, the Company recorded $1,213,011 (2025 - $468,247; 2024 - $Nil) in share-based payments relating to the portion of the RSUs vesting through the year.

Restricted share unit transactions for the year ended March 31, 2026, are summarized as follows:

Grant Date	Balance March 31, 2025	Granted	Settled	Forfeited / Expired	Balance March 31, 2026	Vested (Unsettled)

November 15, 2024	136,913	-	(51,193)	-	85,720	85,720
February 12, 2025	7,088	-	-	-	7,088	7,088
July 2, 2025	-	413,100	-	-	413,100*	-
October 27, 2025	-	15,618	-	-	15,618	-

	144,001	428,718	(51,193)	-	521,526	92,808

*3,499 RSU exercised subsequently

FOREMOST CLEAN ENERGY LTD.

Notes to the Consolidated Financial Statements

March 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

10.	CAPITAL STOCK AND RESERVES (Continued)

Restricted Share Units (“RSUs”) (Continued):

Restricted share unit transactions for the year ended March 31, 2025, are summarized as follows:

Grant Date	Balance March 31, 2024	Granted	Settled	Forfeited / Expired	Balance March 31, 2025	Vested (Unsettled)

November 15, 2024	-	222,491	(82,570)	(3,008)	136,913	87,179
February 12, 2025	-	7,088	-	-	7,088	-

	-	229,579	(82,570)	(3,008)	144,001	87,179

Warrants:

A continuity of the warrants for the year ended March 31, 2026, are summarized as follows:

Expiry Date	Exercise Price		Balance March 31, 2025	Granted	Exercised	Forfeited / Expired	Balance March 31, 2026

March 13, 2026		$4.00*	341,592	-	(334,239)*	(7,353)	-
April 29, 2026		$4.00*	247,471	-	(247,471)*	-	-
May 6, 2026		$2.20	-	48,784	(48,784)	-	-
May 20, 2026		$2.20	-	170,000	(150,000)	-	20,000
May 21, 2026		$2.20	-	40,883	(40,883)	-	-
May 23, 2026		$2.20	-	19,971	(19,236)	-	735
May 26, 2026		$2.20	-	2,945	(2,945)	-	-
May 27, 2026		$2.20	-	150,000	(150,000)	-	-
June 4, 2026		$2.20	-	47,911	(40,000)	-	7,911
November 14, 2026		$4.00	3,045,500	-	(828,700)	-	2,216,800
March 31, 2028		$4.40	-	845,100	-	-	845,100
August 24, 2028	$	USD 6.25	800,000	-	-	-	800,000

Total			4,434,563	1,325,594	(1,862,258)	(7,353)	3,890,546

Weighted average exercise price			$4.92	$3.60	$2.98	$4.00	$5.04

Weighted average remaining life (years)			2.04				1.29

* During the year ended March 31, 2026, the Company initiated a warrant incentive program whereby holders who exercised prior to June 5, 2025 were able to exercise at $1.75 and receive one common share and one additional common share purchase incentive warrant exercisable at $2.20 per common share for a period of one year from the date of issuance. During the year ended March 31, 2026, 233,023 warrants (exercise price $4.00) with an expiry date of March 13, 2026 , and 247,471 warrants (exercise price $4.00) with an expiry date of April 29, 2026, were exercised at $1.75.

FOREMOST CLEAN ENERGY LTD.

Notes to the Consolidated Financial Statements

March 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

10.	CAPITAL STOCK AND RESERVES (Continued)

Warrants (Continued):

A continuity of the warrants for the year ended March 31, 2025, are summarized as follows:

Expiry Date	Exercise Price		Balance March 31, 2024	Granted	Exercised	Forfeited / Expired	Balance March 31, 2025

August 24, 2028	$	USD 6.25	800,000	-	-	-	800,000
March 13, 2026		$4.00	341,592	-	-	-	341,592
April 29, 2026		$4.00	-	247,471	-	-	247,471
November 14, 2026		$4.00	-	3,045,500	-	-	3,045,500

Total			1,141,592	3,292,971	-	-	4,434,563

Weighted average exercise price			$5.58	$4.00	$-	$-	$4.92

Weighted average remaining life (years)			3.67				2.04

A continuity of the warrants granted for the year ended March 31, 2024, are summarized as follows:

Expiry Date	Exercise Price		Balance March 31, 2023	Granted	Exercised	Forfeited / Expired	Balance March 31, 2024

December 2, 2023		$6.50	24,000	-	-	(24,000)	-
August 24, 2028	$	USD 6.25	-	800,000	-	-	800,000
March 13, 2026		$4.00	-	341,592	-	-	341,592

Total			24,000	1,141,592	-	(24,000)	1,141,592

Weighted average exercise price			$6.50	$5.58	$-	$6.50	$5.58

Weighted average remaining life (years)			0.67				3.67

FOREMOST CLEAN ENERGY LTD.

Notes to the Consolidated Financial Statements

March 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

10.	CAPITAL STOCK AND RESERVES (Continued)

Warrants (Continued):

The fair value of warrants was allocated to reserves and calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the year ended March 31, 2026	For the year ended March 31, 2025	For the year ended March 31, 2024

Fair value per warrant	$-	$1.94	$3.77
Exercise price	$-	$4.00	$4.00
Expected life (years)	-	2.00	2.00
Interest rate	-	4.30%	3.50%
Annualized volatility (based on historical volatility)	-	100%	111%
Dividend yield	-	0.00%	0.00%

The Company records warrants with an exercise price that is in a currency different from the functional currency as a derivative liability. Any gains or losses are recorded in the consolidated statements of loss and comprehensive loss as they relate to the issue of warrants recorded on the Company’s statement of financial position as a derivative liability measured at fair value through profit or loss. The fair value of the 800,000 transferrable warrants ($823,597) issued on August 24, 2023, are valued based on the price as quoted on the NASDAQ. The warrant derivative liability was calculated using the following assumptions:

	As at March 31, 2026	As at March 31, 2025	As at August 24, 2024

Number of warrants outstanding	800,000	800,000	800,000
Fair Value of each warrant at valuation date	$0.97 USD	$0.14 USD	$0.61 USD
Exchange rate	1.39122	1.43125	1.35397
Fair value of warrants outstanding (derivative liability)	$1,052,094	$152,765	$656,946
Change in fair value of derivatives	$899,329	$498,534*	$166,651

* adjusted by $5,647 for portion allocated to Spin-Out (Note 17).

FOREMOST CLEAN ENERGY LTD.

Notes to the Consolidated Financial Statements

March 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

10.	CAPITAL STOCK AND RESERVES (Continued)

Warrants (Continued):

Share purchase warrants outstanding as at March 31, 2026 are as follows:

Issue Date	Number of warrants	Exercise price	Expiry Date

August 24, 2023	800,000(a)	$6.25USD	August 24, 2028
May 20, 2025	20,000	$2.20	May 20, 2026
May 23, 2025	735	$2.20	May 23, 2026
June 4, 2025	7,911	$2.20	June 4, 2026
November 14, 2024	2,216,800(b)	$4.00	November 14, 2026
March 31, 2026	845,100	$4.40	March 31, 2028
	3,890,546

Pursuant to the Arrangement (Note 17), Foremost shall collect and pay to Rio Grande the following amounts:

(a)         $0.8114 per warrant exercised.

(b)         $0.3584 per warrant for warrants exercised at $4.00 exercise price.

During the year ended March 31, 2026, the Company collected $409,392 of warrants exercise proceeds on behalf of Rio Grande, of which $Nil remains payable to Rio Grande  as of March 31, 2026.

Agent warrants:

A continuity of the agent warrants granted for the year ended March 31, 2026 is as follows:

Expiry Date	Exercise Price		Balance March 31, 2025	Granted	Exercised		Expired	Balance March 31, 2026

March 13, 2026		$3.40	3,274	-	-		(3,274)	-
April 29, 2026		$3.40	51	-	-		-	51*
November 14, 2026		$3.00	162,730	-	(162,730	)a	-
March 31, 2028		$3.40	-	98,892	-		-	98,892
August 21, 2028	$	USD 6.25	40,000	-	-		-	40,000

Total			206,055	98,892	(162,730)		(3,274)	138,943

Weighted average exercise price			$4.19	$3.40	$3.00		$3.40	$8.59

Weighted average remaining life (years)			1.96					2.11

* Expired subsequently

Pursuant to the Arrangement (Note 17), Foremost shall, as agent for Rio Grande, collect and pay to Rio Grande the following amount:

(a)	$0.2688 per warrant exercised (162,730 warrants were exercised during the year ended March 31, 2026 resulting in $43,742 collected, of which $Nil remains outstanding as of March 31, 2026).

FOREMOST CLEAN ENERGY LTD.

Notes to the Consolidated Financial Statements

March 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

10.	CAPITAL STOCK AND RESERVES (Continued)

Agent Warrants (continued):

A continuity of the agent warrants granted for the year ended March 31, 2025 is as follows:

Expiry Date	Exercise Price		Balance March 31, 2024	Granted	Exercised	Expired		Balance March 31, 2025

July 19, 2024		$10.00	5,765	-	-	(5,765	)*	-
March 13, 2026		$3.40	3,274	-	-	-		3,274
April 29, 2026		$3.40	-	51	-	-		51
November 14, 2026		$3.00	-	162,730	-	-		162,730
August 21, 2028	$	USD 6.25	40,000	-	-	-		40,000

Total			49,039	162,781	-	(5,765)		206,055

Weighted average exercise price			$6.50	$3.00	$-	$10.00		$4.19

Weighted average remaining life (years)			2.94					1.96

* 5,765 agent warrants expired, resulting in an allocation of share-based reserves of $22,001 to deficit.

A continuity of the agent warrants granted for the year ended March 31, 2024 is as follows:

Expiry Date	Exercise Price		Balance March 31, 2023	Granted		Exercised	Cancelled / Expired	Balance March 31, 2024

August 19, 2024		$10.00	5,765		-	-	-	5,765
March 13, 2026		$3.40	-		3,274	-	-	3,274
August 21, 2028	$	USD 6.25	-		40,000	-	-	40,000

Total			5,765		43,274	-	-	49,039

				$	USD 6.25
Weighted average exercise price			$10.00	$	CAD 3.40	$-	$-	$6.50

Weighted average remaining life (years)			1.13					2.94

FOREMOST CLEAN ENERGY LTD.

Notes to the Consolidated Financial Statements

March 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

10.	CAPITAL STOCK AND RESERVES (Continued)

Agent Warrants (continued):

Agent warrants outstanding as at March 31, 2026 are as follows:

Issue Date	Number of warrants	Exercise price	Expiry Date

April 29, 2024	51*	$3.40	April 29, 2026
March 31, 2026	98,892	$3.40	March 31, 2028
August 21, 2023	40,000	$6.25USD	August 21, 2028
	138,943

The fair value of agent warrants was calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the year ended March 31, 2026	For the year ended March 31, 2025	For the year ended March 31, 2024

Fair value per agent warrants	$1.17	$1.24	$7.95
Exercise price	$3.40	$3.00	$8.09
Expected life (years)	2.00	2.00	4.78
Interest rate	2.82%	3.18%	4.09%
Annualized volatility	104.42%	85.95%	113%
Dividend yield	0.00%	0.00%	0.00%

11.	RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers and companies controlled by them. The remuneration that was paid or accrued to the directors and other members of key management personnel during the years ended March 31, 2026, 2025 and 2024 was as follows:

	Management fees	Consulting fees	Share-based payments	Total

Year ended March 31, 2026
Current and former directors, officers and companies controlled by them	$1,157,760	$15,000	$1,118,364	$2,291,124

Year ended March 31, 2025
Current and former directors, officers and companies controlled by them	$808,550	$-	$634,830	$1,443,380

Year ended March 31, 2024
Current and former directors, officers and companies controlled by them	$754,542	$-	$717,725	$1,472,267

FOREMOST CLEAN ENERGY LTD.

Notes to the Consolidated Financial Statements

March 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

11.	RELATED PARTY TRANSACTIONS (Continued)

Additionally, please refer to Notes 6 and 9 on the related party promissory notes receivable and related party term loans payable.

During the year ended March 31, 2025, the Company issued 1,369,810 common shares to Denison pursuant to the option agreement. Please refer to Notes 7 and 10. No other fee was paid or accrued to Denison during the year ended March 31, 2025.

During the year ended March 31, 2026, the Company issued 485,000 common shares to Denison at a price of $2.20 per share for aggregate consideration of $1,067,000 pursuant to Investor Rights Agreement (Note 10). The Company also paid or accrued $15,000 in technical committee fees.

The amounts due to/from related parties included in accounts receivable, and accounts payable and accrued liabilities, are unsecured, non-interest bearing, and have no specific terms of repayment, and are as follows:

	March 31, 2026	March 31, 2025	March 31, 2024

Due to current and former directors, officers and companies controlled by them	$(193,615)	$(135,411)	$(86,980)
Due from Rio Grande	$32,142	$68,825	$-
Promissory note due from Rio Grande	$276,304	$520,000	$-

12.	SEGMENTED INFORMATION

The Company primarily operates in one reportable operating segment, being the acquisition and exploration of exploration and evaluation assets. Geographic information is as follows:

	March 31, 2026	March 31, 2025

Exploration and evaluation assets:
Canada	$30,653,428	$21,324,785

13.	FINANCIAL RISK MANAGEMENT

Capital management

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern. In the management of capital, the Company monitors its adjusted capital which comprises all components of equity (i.e., capital stock, reserves and deficit).

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue common shares through private placements. The Company is not exposed to any externally imposed capital requirements. The Company’s overall strategy remains unchanged from the year ended March 31, 2025.

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

FOREMOST CLEAN ENERGY LTD.

Notes to the Consolidated Financial Statements

March 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

13.	FINANCIAL RISK MANAGEMENT (Continued)

Fair value (Continued)

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

The fair value of the Company’s marketable securities was calculated using Level 1 inputs while the derivative liability was calculated using Level 2 inputs.

The carrying value of cash, receivables, accounts payable and accrued liabilities, and term loans payable approximate their fair value because of the short-term nature of these instruments. The promissory notes receivable, while not short term in nature, approximates its fair value based on approximation to the market rate of interest.

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a significant concentration of credit risk consists primarily of cash and promissory note receivable. The Company limits its exposure to credit loss by placing its cash with major Canadian financial institutions.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2026, the Company had a cash balance of $6,342,205 (2025 - $5,005,346) to settle current liabilities of $3,838,299 (2025 - $3,248,777). All of the Company’s financial liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company is exposed to liquidity risk and is dependent on obtaining regular financings in order to continue as a going concern. Despite previous success in acquiring these financings, there is no guarantee of obtaining future financings.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has cash balances and no variable interest-bearing debt. The Company’s cash does not have significant exposure to interest rate risk.

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities and warrants that are denominated in a foreign currency. There is a risk in the exchange rate of the Canadian dollar relative to the US dollar and a significant change in this rate could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. The Company does not have material net assets held in a foreign currency.

FOREMOST CLEAN ENERGY LTD.

Notes to the Consolidated Financial Statements

March 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

13.	FINANCIAL RISK MANAGEMENT (Continued)

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

14.	INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of these differences are as follows:

	Year ended March 31, 2026	Year ended March 31, 2025	Year ended March 31, 2024
Income (loss) before taxes for the year	$(6,898,108)	$(3,615,375)	$(4,472,170)
Canadian federal and provincial income tax rates	27%	27%	27%
Expected income tax recovery based on above rates	(1,862,000)	(976,000)	(1,207,000)
Change in statutory, foreign tax, foreign exchange rates and other	-	35,000	(3,000)
Permanent difference	459,000	214,000	204,000)
Impact of spin-out transaction	(129,000)	(527,000)	-
Impact of flow-through shares	1,462,000	130,000	124,000
Share issue costs	(319,000)	(182,000)	(129,000)
Adjustment to prior year’s provision versus statutory tax returns and expiry of non-capital losses	1,234,000	330,000	(94,000)
Change in unrecognized deductible temporary differences	(845,000)	976,000	1,105,000
Deferred income tax recovery	$-	$-	$-

The Canadian income tax rate declined/increased during the year due to changes in the law that reduced/increased corporate income tax rates in Canada/British Columbia.

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	Year ended March 31, 2026	Year ended March 31, 2025
Deferred tax assets (liabilities)
Exploration and evaluation assets	$(4,448,000)	$(1,257,000)
Marketable securities	(104,000)	-
Non-capital losses	4,552,000	1,257,000
	$-	$-

FOREMOST CLEAN ENERGY LTD.

Notes to the Consolidated Financial Statements

March 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

14.	INCOME TAXES (Continued)

The significant components of the Company’s temporary differences and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	Year ended March 31, 2026	Expiry date range year ended March 31, 2026	Year ended March 31, 2025	Expiry date range year ended March 31, 2025
Temporary differences
Share issue costs	$1,562,000	2046 to 2049	869,000	$2046 to 2049
Other	97,000	No expiry date	-	No expiry date
Investment in associate	-	No expiry date	106,000	No expiry date
Allowable capital losses	-	No expiry date	-	No expiry date
Net operating losses available for future period	-	No expiry date	-	No expiry date
Non-capital losses available for future period	10,928,000	2031 to 2046	15,182,000	2031 to 2045
Canada	12,459,000	2031 to 2046	19,837,000	2031 to 2045
USA	-	No expiry date	-	No expiry date

Tax attributes are subject to review, and potential adjustment, by tax authorities.

During the year ended March 31, 2025, the Company incurred $193,262 in income tax penalties and interest for the late filing of tax returns in the United States.

15.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

During the year ended March 31, 2026, significant non-cash investing and financing transactions included:

a)	included in accounts payable and accrued liabilities was $396,586 related to exploration and evaluation assets;
b)	included in prepaid deposits was $47,909 related to exploration and evaluation assets;
c)	issuance of 2,024,988 common shares upon exercise of warrants resulting in a reallocation of warrant reserves of $230,400 from reserves to share capital;
d)	issuance of 129,087 common shares upon exercise of options resulting in a reallocation of share-based reserves of $233,014 from reserves to share capital;
e)	issuance of 2,024,988 common shares upon exercise of warrants resulting in a reallocation of warrant reserves of $230,400 from reserves to share capital;
f)	issued 51,193 common shares pursuant to RSU redemption resulting in a reallocation of share-based reserves of $139,244 from reserves to share capital;
g)	issued 98,892 underwriter/agent warrants valued at $115,600 for the flow-through financing;
h)	expired or forfeited 223,514 options resulting in a reallocation of share-based reserves of $736,783 from reserves to deficit; and
i)	included in accounts payable and accrued liabilities was $159,486 related to share issuance costs.

During the year ended March 31, 2025, significant non-cash investing and financing transactions included:

i)	included in accounts payable and accrued liabilities was $41,995 related to exploration and evaluation assets;
j)	issued 1,836,416 common shares with a fair value of $6,866,449 for the acquisition of exploration and evaluation assets; and
k)	issued 162,781 agent warrants valued at $201,500 relating to private placements; and
l)	included in prepaid deposits was $138,823 related to exploration and evaluation assets.

During the year ended March 31, 2024, significant non-cash investing and financing transactions included:

a)	included in accounts payable and accrued liabilities was $341,831 related to exploration and evaluation assets;
b)	issued 29,900 common shares with a fair value of $235,600 for the acquisition of exploration and evaluation assets;
c)	issued 40,000 underwriter/agent warrants valued at $270,400 for the public offering in the United States; and
d)	issued 30,900 common shares at a value of $187,872 to a non-related consulting firm for services

FOREMOST CLEAN ENERGY LTD.

Notes to the Consolidated Financial Statements

March 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

16.	COMMITMENTS

Flow-through expenditures

The Company has issued flow-through shares and any resulting flow-through share premium was recorded as a flow-through premium liability. The liability is subsequently reduced when the required exploration expenditures are made, and accordingly, a recovery of flow-through premium liability is then recorded in profit or loss.

During the year ended March 31, 2024, the Company raised $1,109,268 through the issuance of flow-through private placement and is committed to spend this amount on qualifying Canadian exploration expenditures by December 31, 2025. As of March 31, 2026, the Company has fulfilled $1,109,268 of the required flow-through spending obligation.

During the year ended March 31, 2025, the Company raised $7,536,379 through the issuance of flow-through and charitable flow-through private placements and is committed to spend this amount on qualifying Canadian exploration expenditures by December 31, 2025. As of March 31, 2026, the Company has fulfilled $7,536,379 of the required flow-through spending obligation.

During the year ended March 31, 2026, the Company raised $5,746,680 through the issuance of flow-through private placements and is committed to spend this amount on qualifying Canadian exploration expenditures by December 31, 2027. As of March 31, 2026, the Company has fulfilled $Nil of the required flow-through spending obligation.

The flow-through premium liability is comprised of:

	March 31, 2026	March 31, 2025	March 31, 2024

Balance, opening	$1,791,526	$11,666	$-
Addition	1,605,690	1,900,762)	20,143
Recovery of flow-through premium liability	(1,791,526)	(120,902)	(8,477)

Balance, closing	$1,605,690	$1,791,526	$11,666

During the year ended March 31, 2026, the Company has recognized a recovery of flow-through premium liability of $1,791,526 (2025 - $120,902; 2024 - $8,477) in profit or loss, respectively.

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

FOREMOST CLEAN ENERGY LTD.

Notes to the Consolidated Financial Statements

March 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

17.	SPIN-OUT TRANSACTION (Continued)

Pursuant to the terms of the Arrangement, Foremost (i) transferred to Rio Grande the right to collect receivables in respect of all amounts outstanding from Sierra to Foremost as at the Effective Date and (ii) assigned and transferred to Rio Grande all of the issued and outstanding Sierra Shares in consideration for Rio Grande issuing 25,827,349 common shares and 9,281,236 warrants with a fair value of $2,604,781 (includes 5,152,557 common shares issued to Foremost).

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

Upon modification of the Company’s options the Company recorded $13,200 of stock-based compensation during the year ended March 31, 2025 (Note 10).

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

Concurrently with the exchange of the Foremost Options and Foremost RSU’s, each share purchase warrant of Foremost (each a “Foremost Warrant”) was amended to entitle the holder thereof to receive, upon due exercise thereof, for the exercise price immediately prior to the Effective Time: (a) one New Foremost Share for each Foremost Share that was issuable upon due exercise of the Foremost Warrant immediately prior to the Effective Time; and (b) two Rio Grande Shares for each Foremost Share that was issuable upon due exercise of the Foremost Warrant immediately prior to the Effective Time.

FOREMOST CLEAN ENERGY LTD.

Notes to the Consolidated Financial Statements

March 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

17.	SPIN-OUT TRANSACTION (Continued)

Additionally, Foremost and Rio Grande have acknowledged and agreed that:

i)	Rio Grande shall forthwith upon receipt of written notice from Foremost from time to time issue, as directed by Foremost, that number of Rio Grande Shares as may be required to satisfy the foregoing;

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

During the year ended March 31, 2025, the Company recognized $1,914,814 of the gain on spin-out. During the year ended March 31, 2026, the Company realized the remaining gain on spin-out of $477,000.

In accordance with IFRIC 17, Distribution of Non-cash Assets to Owners, the Company recognized the transfer of net assets to Rio Grande shareholders at fair value with the difference between that value and the carrying amount of the net assets recognized in the consolidated statements of loss and comprehensive loss. The fair value of net assets transferred was based on the expected market value of a Rio Grande share of $0.095 per share.

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

The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. The Company assesses its potential liability by analyzing its litigation and regulatory matters using available information. The Company develops its views on estimated losses in consultation with outside counsel handling our defense in these matters, which involves an analysis of potential results, assuming a combination of litigation and settlement strategies. Should developments in any of these matters cause a change in our determination as to an unfavorable outcome and result in the need to recognize a material accrual or should any of these matters result in a final adverse judgment or be settled for significant amounts, they could have a material adverse effect on our results of operations, cash flows and financial position in the year or periods in which such change in determination, judgment or settlement occurs.

FOREMOST CLEAN ENERGY LTD.

Notes to the Consolidated Financial Statements

March 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

19.	SUBSEQUENT EVENTS

Subsequent to year ended March 31, 2026 the Company:

i)	issued 5,165 common shares pursuant to the settlement of RSU’s

ii)	issued 137,590 common shares pursuant to the Investor Rights Agreement.

iii)	issued 65,502 common shares pursuant to the Peg North Property option agreement.